Confidential Treatment Requested by MNG Havayolları ve Taşımacılık A.Ş. Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on February 14, 2023

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MNG HAVAYOLLARI VE TAŞIMACILIK A.Ş.

(Exact name of registrant as specified in its charter)

MNG Airlines

(Translation of registrant name into English)

Türkiye	4513	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

MNG Havayolları ve Taşımacılık A.Ş.

Headquarter WOW Convention Center İDTM

Yeşilköy/Bakırköy, İstanbul/Türkiye 34149

Telephone: +90 212 465 0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nehir Yardımcı

800 Connecticut Ave. N.W. Suite: 888 Washington D.C. 20006

Telephone: +1(202) 855-1112

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to of all communications, including communications sent to agent for service, should be sent to:

Elliot Smith, Esq. Matthew Kautz, Esq White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Tel: (212) 819-8200	Alan I. Annex, Esq. Jason T. Simon, Esq. Greenberg Traurig, LLP 1750 Tysons Boulevard Suite 1000 McLean, VA 22102 Tel: (703) 749-1300	Emre Ulcaylı Göksu Safi Işık Attorney Partnership iTower Bomonti Merkez Mahallesi Akar Cad. No: 3 Kat: 26-27 34381 Bomonti, Şişli / İstanbul Türkiye Tel: + 90 212 381 8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The securities described herein may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED February 14, 2023

PROXY STATEMENT FOR THE SPECIAL MEETING OF

GOLDEN FALCON ACQUISITION CORP.

PROSPECTUS FOR

12,833,579 ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES

26,150,000 WARRANTS TO PURCHASE ORDINARY SHARES AND

26,150,000 ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES ISSUABLE UPON THE EXERCISE OF WARRANTS OF

MNG Havayolları ve Taşımacılık A.Ş.

To the Stockholders of Golden Falcon Acquisition Corp.:

You are cordially invited to attend a special meeting (the “Special Meeting”) of Golden Falcon Acquisition Corp., a Delaware corporation (“Golden Falcon,” “we,” “us” or “our”), which will be held at [●]., Eastern Time, on [●], 2023 at the offices of Greenberg Traurig, LLP at 1750 Tysons Boulevard, Suite 1000, McLean, VA 22102.

On December 6, 2022, Golden Falcon entered into a business combination agreement (as amended on February 14, 2023, the “Business Combination Agreement”) with MNG Havayolları ve Taşımacılık A.Ş., a joint stock corporation organized under the laws of Türkiye (“MNG”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNG (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“FinCo”), and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (“Merger Sub”). If the Business Combination Agreement and the transactions contemplated thereby are adopted and approved by our stockholders, and the Business Combination is subsequently completed, Merger Sub will merge with and into Golden Falcon (the “Merger”), with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNG. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

In connection with the closing of the Merger (the “Closing”), (1) each outstanding share of class A common stock of Golden Falcon, par value $0.0001 per share (the “Class A Common Stock”) will be converted into the right to receive one American Depositary Share (an “MNG ADS”) representing one ordinary share of MNG (a “MNG Ordinary Share”) and (2) each outstanding and unexercised warrant of Golden Falcon (a “Warrant”) to purchase one share of Class A Common Stock will automatically become a warrant of MNG to purchase one MNG ADS (an “MNG Warrant”).

In addition, in connection with the Closing, the shares of class B common stock (the “Class B Common Stock”) of Golden Falcon, par value $0.0001 per share, issued prior to Golden Falcon’s initial public offering (the “Founder Shares”) and held by our sponsor, Golden Falcon Sponsor Group, LLC (the “Sponsor”), and our independent directors (together with the Sponsor, the “Initial Stockholders”), will automatically convert into shares of Class A Common Stock on a one-for-one basis, which, as a result of the Merger, will convert into the right to receive one MNG ADS (and the MNG Ordinary Share represented thereby). In addition, as further described in the accompanying proxy statement/prospectus, the Initial Stockholders entered into a sponsor support agreement (as amended on February 14, 2023, the “Sponsor Support Agreement”) pursuant to which, among other things, they agreed to vote in favor of the Merger and the transactions contemplated by the Business Combination Agreement, subject their Founder Shares to transfer restrictions, and after the Closing exercise any Warrants held by them on a cash (and not a cashless) basis, and subject the MNG ADSs (and the MNG Ordinary Shares represented thereby) received in the Merger to a vesting schedule.

It is anticipated that, upon consummation of the Business Combination, MNG’s existing shareholders, Golden Falcon’s public stockholders (“Public Stockholders”), and the Initial Stockholders, will own approximately 94.1%, 4.7% and 1.2%, respectively, of the issued and outstanding share capital of MNG under the “Maximum Redemption Scenario,” and 91.8%, 6.6% and 1.6%, respectively, of the issued and outstanding share capital of MNG under the “Minimum Redemption Scenario,” each as described in the accompanying proxy statement/prospectus.

The percentages referred to above do not include any other transactions that may be entered into after the date of the proxy statement/prospectus or any exercise or conversion of the Warrants. If equity or debt financings are entered in connection with the Business Combination, or if any of the other assumptions are not true, these percentages will be different. You should read “Unaudited Pro Forma Condensed Combined Financial Information” in the accompanying proxy statement/prospectus for further information.

This proxy statement/prospectus covers the MNG ADSs and MNG Warrants issuable to the security holders of Golden Falcon as described above. Accordingly, we are registering up to an aggregate of 12,833,579 MNG Ordinary Shares (to be represented by MNG ADSs), 26,150,000 Warrants held by Golden Falcon stockholders and 26,150,000 MNG Ordinary Shares (to be represented by MNG ADSs) issuable upon the exercise of the Warrants held by Golden Falcon stockholders. We are not registering the MNG Ordinary Shares and the MNG Preferred Shares held by MNG’s security holders.

MNG expects to qualify as a foreign private issuer under applicable U.S. federal securities laws. As a foreign private issuer whose shares will be listed on the New York Stock Exchange (the “NYSE”), MNG will be permitted to follow certain home country corporate governance practices in lieu of certain NYSE stock exchange requirements. MNG intends to take advantage of the exemptions available to it as a foreign private issuer so long as it continues to qualify as a foreign private issuer. In addition, the rules governing the information that MNG must disclose differ from those governing U.S. corporations pursuant to the Exchange Act of 1934 (the “Exchange Act”). MNG will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. Moreover, MNG is not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. MNG will not be required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. Finally, MNG’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act.

A “controlled company” under the NYSE rules is a company of which more than 50% of the voting power is held by an individual, group or another company. It is anticipated that, upon consummation of the Merger, in the “Minimum Redemption Scenario” and in the “Maximum Redemption Scenario” described herein, Mapa İnşaat ve Ticaret A.Ş. (“Mapa”) will own 66.1% and 68.4%, respectively, of MNG’s voting rights. Therefore, because following the consummation of the Business Combination Mapa is expected to control a majority of the voting power of MNG’s outstanding shares, MNG will be a “controlled company” within the meaning of the corporate governance standards of the NYSE listing rules. Under these corporate governance standards, a company may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Each of Golden Falcon and MNG is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012. As such, MNG is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find MNG’s securities less attractive as a result, there may be a less active trading market for MNG’s securities and the prices of MNG’s securities may be more volatile.

MNG will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date on which MNG ADSs were offered in connection with the Business Combination, (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which it has issued more than $1.00 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The Class A Common Stock, Warrants and units, each consisting of one share of Class A Common Stock and one-half of one Warrant (the “Units”) of Golden Falcon are currently listed on the NYSE under the symbols “GFX,” “GFX WS” and “GFX.U,” respectively. MNG intends to apply to list the MNG ADSs and MNG Warrants on the NYSE under the symbols “MNGA” and “MNGA.WS,” respectively, to be effective upon the day following the consummation of the Business Combination. We cannot assure you that the MNG ADSs or the MNG Warrants will be approved for listing on the NYSE or that a viable and active trading market will develop.

Golden Falcon is holding the Special Meeting in order to obtain the stockholder approvals necessary to complete the Business Combination. At the Special Meeting, unless postponed or adjourned to a later date, Golden Falcon will ask its stockholders to approve and adopt the Business Combination Agreement, thereby approving the Merger and the other transactions contemplated by the Business Combination, and approve the other proposals described in this proxy statement/prospectus.

After careful consideration, the Golden Falcon Board has unanimously approved the Business Combination Agreement and the Merger, has determined that it is advisable to consummate the Business Combination and has approved the proposals described in this proxy statement/prospectus. The Golden Falcon Board recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus.

More information about Golden Falcon, MNG and the Business Combination is contained in this proxy statement/prospectus. MNG and Golden Falcon urge you to read this proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 47 OF THE PROXY STATEMENT/PROSPECTUS.

If you have any questions or need assistance voting your shares, please call Golden Falcon’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200; banks and brokers can call collect at (203) 658-9400

On behalf of the Golden Falcon Board, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,
Scott J. Freidheim, Chairman of the Board of Directors
[●], 2023

This proxy statement/prospectus is dated [●], 2023, and is first being mailed to the stockholders of Golden Falcon on or about [●], 2023.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE PROPOSED TRANSACTIONS, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Golden Falcon Acquisition Corp.

850 Library Avenue, Suite 204

Newark, Delaware 19711

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●], 2023

To the Stockholders of Golden Falcon Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of Golden Falcon Acquisition Corp., a Delaware corporation (the “Company,” “Golden Falcon,” “we,” “us” or “our”), will be held at [●], Eastern Time, on [●], 2023, at 1750 Tysons Boulevard, Suite 1000, McLean, VA 22102.

You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

1. Proposal No. 1 — The Business Combination Proposal — to consider and vote on a proposal to approve and adopt the Business Combination Agreement (as amended on February 14, 2023, the “Business Combination Agreement”) by and among Golden Falcon, MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Türkiye (“MNG”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNG (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“FinCo”), and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (“Merger Sub”). If the Business Combination Agreement and the transactions contemplated thereby (the “Business Combination”) are adopted and approved by our stockholders, and the Business Combination is subsequently completed, Merger Sub will merge with and into Golden Falcon (the “Merger”), with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNG. A copy of the Business Combination Agreement is attached as Annex A to the proxy statement/prospectus (the “Business Combination Proposal”);

2. Proposal Nos. 2A through 2F — The Governance Proposals — to consider and vote on, on a non-binding advisory basis, six separate governance proposals relating to the following material changes between Golden Falcon’s existing charter and MNG’s proposed charter (collectively, the “Governance Proposals”):

a)	a proposal to change the name of Golden Falcon to “MNG Havayolları ve Taşımacılık A.Ş.” from “Golden Falcon Acquisition Corp.” (Proposal No. 2A);

b)

a proposal to eliminate certain provisions related to Golden Falcon’s status as a special purpose acquisition company that will no longer be relevant following the closing of the Business Combination (the “Closing”) (Proposal No. 2B);

c)	a proposal to declassify the Board of Directors from three classes to one class and cause all directors to be elected for a maximum term of three years (Proposal No. 2C);

d)	a proposal to remove the provision renouncing the corporate opportunity doctrine (Proposal No. 2D);

e)

a proposal to eliminate the rights and privileges of Golden Falcon’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” or “Founder Shares”), and redesignate Golden Falcon’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and Golden Falcon Class B Common Stock as MNG Ordinary Shares (after giving effect to the automatic conversion of each outstanding share of Class B Common Stock upon Closing into one share of Class A Common Stock (Proposal No. 2E);

f)

a proposal to add a class of Class A shares (the “MNG Preferred Shares”) that will be entitled to nominate five members to the Board of Directors at each general assembly in which directors are to be elected (Proposal No. 2F); and

(i)

3. Proposal No. 3 — The Adjournment Proposal — to consider and vote on a proposal to authorize the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote or Golden Falcon stockholders have elected to redeem an amount of Public Shares such that the Available Cash condition to the obligation to Closing would not be satisfied (the “Adjournment Proposal”).

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and each of the proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200; banks and brokers can call collect at (203) 658-9400.

Only holders of record of shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and Class B common stock, par value $0.0001 per share, of Golden Falcon (the “Class B Common Stock” or “Founder Shares”) at the close of business on [●], 2023, are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting. On the record date, there were 4,208,579 outstanding shares of Class A Common Stock and 8,625,000 shares of Class B Common Stock, together referred to as our “Golden Falcon Common Stock.”

All holders of Golden Falcon Common Stock are cordially invited to attend the Special Meeting. All holders of Golden Falcon Common Stock may attend, vote and examine the list of stockholders entitled to vote at the Special Meeting. To ensure your representation at the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

After careful consideration, Golden Falcon’s board of directors (“Golden Falcon Board”) has determined that each of the Business Combination Proposal, the Governance Proposals and the Adjournment Proposal is in the best interests of Golden Falcon and its stockholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of Golden Falcon’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Golden Falcon and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for these proposals. See the section titled “The Business Combination Proposal — Interests of Golden Falcon’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion.

In addition, as further described in the accompanying proxy statement/prospectus, Golden Falcon Sponsor, LLC (the “Sponsor”), and our independent directors (together with the Sponsor, the “Initial Stockholders”) entered into a Sponsor Support Agreement, pursuant to which, among other things, they agreed to vote their shares in favor of the Business Combination, subject the shares of Class B Common Stock to transfer restrictions, and after the Closing of the Business Combination, exercise any warrants held by them on a cash (and not a cashless) basis, and subject MNG ADSs (and the MNG Ordinary Shares represented thereby) received in the Merger to a vesting schedule. The Initial Stockholders currently own approximately 67.2% of the outstanding shares of Golden Falcon Common Stock, including all of the Founder Shares.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

(ii)

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,
[●], 2023	Scott J. Freidheim
Chairman of the Board of Directors

If you return your signed proxy without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.

Other than the Initial Stockholders, all holders of Class A Common Stock (the “Public Stockholders”) have the right to have their Public Shares redeemed for cash in connection with the proposed Business Combination. Public Stockholders are not required to affirmatively vote for or against the Business Combination Proposal or to vote on the Business Combination Proposal at all in order to have their shares redeemed for cash.

To exercise redemption rights, holders must tender their shares to Continental Stock Transfer & Trust Company (“CST”), Golden Falcon’s transfer agent, no later than two (2) business days prior to the Special Meeting. You may tender your stock by either delivering your stock certificate to the transfer agent or by delivering your shares electronically using the Depository Trust Company’s Deposit Withdrawal at Custodian System. If the Business Combination is not completed, these shares will not be redeemed for cash. If you hold the shares in street name, you will need to instruct your bank or broker to withdraw the shares from your account in order to exercise your redemption rights. See “The Special Meeting of Golden Falcon Stockholders — Redemption Rights” in the accompanying proxy statement/prospectus for more specific instructions.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to be held on [●], 2023: This notice of meeting and the accompany proxy statement/prospectus are available at

https://www.cstproxy.com/[●].

(iii)

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by MNG (File No. 333-[●]), constitutes a prospectus of MNG under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the special meeting of Golden Falcon at which the stockholders of Golden Falcon will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters (the “Special Meeting”).

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS MEASURES

MNG’s audited financial statements included in this proxy statement/prospectus as of and for the years ended December 31, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and referred to in this proxy statement/prospectus as “IFRS.” The interim unaudited condensed financial statements as of and for the nine months ended September 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. None of the MNG financial statements were prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).

We refer in various places within this proxy statement/prospectus to non-IFRS financial measures, including Adjusted EBITDA and Adjusted Cash Conversion, which are more fully explained in “MNG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics and Non-IFRS Measures.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for the Company’s audited financial results prepared in accordance with IFRS or its interim unaudited condensed financial statements prepared in accordance with IAS 34 Interim Financial Reporting.

FINANCIAL STATEMENT PRESENTATION

Golden Falcon

The financial statements of Golden Falcon included in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP and are denominated in U.S. dollars (“dollars”).

MNG

The financial statements of MNG included in this proxy statement/prospectus have been prepared in accordance with IFRS and are denominated in U.S. dollars.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this proxy statement/prospectus concerning MNG’s industry, including MNG’s general expectations and market position, market opportunity and market share, is based on information obtained from various independent publicly available sources and reports as well as management estimates. MNG has not independently verified the accuracy or completeness of any third-party information. While MNG believes that the market data, industry forecasts and similar information included in this proxy statement/prospectus are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of MNG’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors-Risks Related to MNG Airlines,” “Cautionary Statement Regarding Forward-Looking Statements” and “MNG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

MNG and its subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business, including “MNG,” and “MNG Airlines.” In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols.

FREQUENTLY USED TERMS

In this proxy statement/prospectus, unless indicated otherwise or the context requires, the following terms have the meanings set forth below.

“Adjournment Proposal” means the proposal to be considered at the Special Meeting to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting or Public Stockholders have elected to redeem an amount of Public Shares such that the Available Cash condition to the obligation to Closing would not be satisfied.

“ACC3” means the authorisation as an Air Cargo/Mail Carrier providing services to the European Union from a Third Country Airport.

“ACMI” means Aircraft, Crew, Maintenance and Insurance.

“Aircraft Lease Agreement” means the dry lease agreement with Solinair, as amended and restated on August 15, 2022.

“AOC” means Air Operator’s Certificate.

“APAC” means the Asia Pacific region.

“Available Cash” means at least thirty million dollars ($30,000,000).

“ATO” means Approved Training Organization.

“BNYM” means Bank of New York Mellon.

“Board of Directors” means the board of directors of the post-Business Combination company.

“Broker Non-Vote” means the failure of a Public Stockholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of December 6, 2022, as amended on February 14, 2023, by and among Golden Falcon, MNG, HoldCo, IntermediateCo, FinCo, and Merger Sub.

“Business Combination Proposal” means the proposal to be considered at the Special Meeting to approve and adopt the Business Combination Agreement and the transactions contemplated thereby.

“Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, or İstanbul, Türkiye are authorized or required by applicable laws to close.

“CAGR” means compound annual growth rate.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of Golden Falcon.

“Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of Golden Falcon.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date upon which the Closing is to occur.

“CMB” means the Capital Markets Board of Türkiye (Sermaye Piyasası Kurulu).

“CO” means carbon monoxide.

“CO2” means carbon dioxide.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company,” “our,” “we” or “us” refers to Golden Falcon, unless otherwise indicated in this proxy statement/prospectus.

“COP” means Communication on Progress.

“CORSIA” means Carbon Offsetting and Reduction Scheme for International Aviation.

“CST” means Continental Stock Transfer and Trust Company.

“COVID-19” means the new strain of infectious disease caused by the virus “SARS-CoV-2” which was initially reported in China in December 2019.

“DGCL” means the Delaware General Corporation Law, as amended.

“DHMI” means General Directorate of State Airports Authority.

“dollars” or “$” means U.S. dollars.

“DTC” means Depositary Trust Company.

“DWAC System” means DTC’s Deposit/Withdrawal at Custodian System.

“EASA” means European Aviation Safety Agency.

“EBISMO” means a software developed in-house by Mapa.

“ECAC” means European Civil Aviation Conference.

“Effective Time” means the time at which the Merger becomes effective.

“EU” means European Union.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Charter” means Golden Falcon’s current Amended and Restated Certificate of Incorporation, as amended.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“FinCo” means Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo.

“Founder Shares” means shares of Class B Common Stock initially purchased by the Sponsor, of which an aggregate of 180,000 were transferred to Golden Falcon’s independent directors, in a private placement prior to the Golden Falcon IPO and the shares of Class A Common Stock that will be issued upon the automatic conversion of the Class B Common Stock at the time of the Closing.

“Golden Falcon” means Golden Falcon Acquisition Corp., a Delaware corporation.

“Golden Falcon Board” means Golden Falcon’s board of directors.

“Golden Falcon Class B Conversion” means the automatic conversion, at the Effective Time, of each share of Class B Common Stock into one share of Class A Common Stock.

“Golden Falcon Common Stock” means shares of the Class A Common Stock and the Class B Common Stock, collectively.

“Golden Falcon IPO” means Golden Falcon’s initial public offering of Units, consummated on December 22, 2020.

“Golden Falcon Stockholders” means all holders of Class A Common Stock and Class B Common Stock.

“Governmental Entity” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory, taxing or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“GSA” means general sales agents.

“Günal İnşaat” means Günal İnşaat Ticaret ve Sanayi Anonim Şirketi.

“HoldCo” means Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNG.

“IASB” means International Accounting Standards Board.

“IATA” means International Air Transport Association.

“ICAO” means International Civil Aviation Organization.

“IGA” means the İstanbul Grand Airport.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IMF” means International Monetary Fund.

“Initial Stockholders” means the Sponsor and the holders of Founder Shares at the time of Golden Falcon IPO.

“Initially Vested ADSs” means that number of MNG ADSs equal to the (i) total amount of Available Cash less $1,000,000 multiplied by (ii) Twenty-Six Percent (26%), with such product divided by $10.00.

“Intercompany Loan” means a loan to Mapa in the amount of TRY 918,219,600.18.

“Intercompany Loan Agreement” means the loan agreement with Mapa in order to agree on the payment and disbursement terms of the outstanding Intercompany Loan amount.

“IntermediateCo” means Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IOSA” means IATA Operational Safety Audit.

“İstanbul Airport” means İstanbul Grand Airport.

“IT Systems” means Information Technology Systems.

“JAA TO” means Joint Aviation Authorities Training Organization.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“KPMG” means KPMG Bagimsiz Denetim veSerbest Muhasebeci Mali Müsavirlik A.S.

“L2” means International Logistics Certificate.

“LOV” means Limit of Validity.

“Mapa” means Mapa İnşaat ve Ticaret Anonim Şirketi, a joint stock corporation organized under the laws of Türkiye and MNG’s majority shareholder.

“Mapa Group” means Mapa together with its consolidated subsidiaries.

“Marcum” means Marcum, LLP, Golden Falcon’s independent registered public accounting firm.

“Merger” means the merging of Merger Sub with and into Golden Falcon, with Golden Falcon surviving the Merger as a wholly owned subsidiary of MNG.

“Merger Sub” means Merlin Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo.

“MNG” or “MNG Airlines” means MNG Havayolları ve Taşımacılık A.Ş., a joint stock corporation organized under the laws of Türkiye, individually or collectively with its consolidated subsidiaries, as the context suggests.

“MNG ADS” means an American Depositary Share, representing one MNG Ordinary Share.

“MNG Board” means the board of directors of MNG.

“MNG Holding” means MNG Holding A.Ş.

“MNG Ordinary Shares” means the ordinary shares, having a nominal value TL 1.00, of MNG prior to the Closing and the Class B shares of MNG following the Closing.

“MNG Preferred Shares” means the Class A shares of MNG.

“MNG Private Warrants” means each outstanding Private Placement Warrant that will be exchanged for the issuance by MNG of one private warrant at the consummation of the Business Combination giving the holder the right to purchase one MNG Ordinary Share.

“MNG Public Warrants” means each outstanding Public Warrant that will be exchanged for the issuance by MNG of one public warrant at the consummation of the Business Combination giving the holder the right to purchase one MNG Ordinary Share.

“MNG Shareholder” means a holder of MNG Ordinary Shares or MNG Preferred Shares.

“MNG Shareholders Statement” means the Shareholders Statement dated as of December 6, 2022, by and among MNG and certain MNG Shareholders, a copy of which is included as Exhibit 99.2 to Golden Falcon’s Current Report on Form 8-K, dated December 12, 2022.

“MNG Warrants” means the MNG Public Warrants and MNG Private Warrants.

“MRO” means Maintenance Repair Overhaul.

“MTOM” means Maximum Take-Off Mass.

“NATO” means North Atlantic Treaty Organization.

“New Economic Program” means a new medium term economic program for the 2021 to 2023 period announced by the Turkish Treasury and Finance Minister.

“NYSE” means The New York Stock Exchange.

“Occupational Health and Safety Law” means Occupational Health and Safety Law (İş Sağlığı ve Güvenliği Kanunu) No. 6331, published in the Official Gazette no. 28339 dated June 30, 2012.

“OEM” means original equipment manufacturer.

“OFAC” means Office of Foreign Assets Control.

“Outside Date” means September 30, 2023, if the Business Combination has not yet been consummated.

“PANEP” means Pan-European Partners.

“PBH” means Power By Hour.

“Per Share Company Value” means the quotient obtained by dividing (a) the Company Value (as defined in the Business Combination Agreement) by (b) the total number of issued and outstanding MNG Ordinary Shares prior to the consummation of the Stock Split.

“Potential Financing” means any subscription agreement, forward purchase agreement, non-redemption agreement or backstop agreement that Golden Falcon may execute with potential investors in order to satisfy certain Closing conditions.

“Private Placement Warrants” means the warrants to purchase shares of Class A Common Stock purchased in a private placement in connection with the Golden Falcon IPO.

“Proposed Charter” means the proposed Amended and Restated Articles of Association of MNG.

“Public Shares” means the Class A Common Stock issued as part of the Units sold in the Golden Falcon IPO.

“Public Stockholder” means each holder of shares of Class A Common Stock.

“Public Warrants” means the warrants included in the Units sold in Golden Falcon’s IPO, each of which is exercisable for one share of Class A Common Stock, in accordance with its terms.

“Registration Rights and Lock-Up Agreement” means the Registration Rights and Lock-Up Agreement dated December 6, 2022, as amended on February 14, 2023, by and among MNG, Golden Falcon, Sponsor, and certain stockholders of Golden Falcon, copies of which are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

“RR” means Rolls – Royce.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SAW” means Sabiha Gökçen Airport.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SHY-6A” means Civil Aviation Law and the Regulation on Commercial Air Carriers of the Turkish DGCA.

“Slot Instruction” means the DHMI Slot Instruction.

“Solinair” means Solinair d.o.o.

“Special Meeting” means the Special Meeting to take place on [●], 2023.

“Split Factor” means the quotient obtained by dividing (a) the Per Share Company Value by (b) $10.00.

“Sponsor” means Golden Falcon Sponsor Group, LLC, a Delaware limited liability company.

“Sponsor Persons” means the Sponsor and additional holders of shares of Class B Common Stock that are parties to the Sponsor Support Agreement.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of December 6, 2022, as amended on February 14, 2023, by and among MNG, Golden Falcon, Sponsor, and certain stockholders of Golden Falcon, a copy of which is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

“STC” means Supplemental Type Certificate.

“Stock Split” means the stock split under which each MNG Ordinary Share that is issued and outstanding immediately prior to the Effective Time shall be split into a number of MNG Ordinary Shares determined by multiplying each such MNG Ordinary Share by the Split Factor.

“Turkish Commercial Code” means the Turkish Commercial Code (Turk Ticaret Kanunu) no. 6102, published in the Official Gazette no. 27846 on February 14, 2011.

“TL” means Turkish Lira.

“TPTO” means Turkish Patent and Trademark Office.

“Trust Account” means the Trust Account that holds a portion of the proceeds of the Golden Falcon IPO and the concurrent sale of the Private Placement Warrants.

“Türkiye” means the Republic of Türkiye.

“Turkish DGCA” means Turkish Directorate General of Civil Aviation.

“Turkish Law” means the laws and all secondary regulations of Türkiye.

“U.S. dollars,” “USD”, and “$” mean the legal currency of the United States.

“U.S. GAAP” means United States generally accepted accounting principles.

“UNGC” means United Nations Global Compact.

“Units” means, one share of Class A Common Stock and one-half of one Warrant sold in Golden Falcon’s IPO.

“Unvested ADSs” means all remaining MNG ADSs held by the Sponsor Persons (or any of their permitted transferees (as defined in the Sponsor Support Agreement) that are not Initially Vested ADSs, or otherwise vested pursuant to a Liquidity Event.

“VAT” means value-added tax.

“Warrant Agreement” means that certain warrant agreement, dated December 17, 2020, by and between Golden Falcon and CST.

“Warrants” means warrants to purchase Class A Common Stock as contemplated under the Warrant Agreement, with each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50.

“Working Capital Loans” means any loan made to Golden Falcon by the Sponsor, any affiliate of the Sponsor, or any of Golden Falcon’s or the Sponsor’s officers or directors for the purpose of financing costs incurred in connection with an initial business combination.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE RELATED PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the Business Combination. The following questions and answers may not include all the information that is important to Golden Falcon Stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Q.	Why am I receiving this proxy statement/prospectus?

A.

Golden Falcon has entered into the Business Combination Agreement with MNG, HoldCo, IntermediateCo, FinCo, and Merger Sub. If the Business Combination is adopted and approved by Golden Falcon Stockholders, and is subsequently completed, Merger Sub will merge with and into Golden Falcon, with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNG. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. Golden Falcon Stockholders are being asked to consider and vote on the Business Combination Proposal to approve the adoption of the Business Combination Agreement and approve the Business Combination, among other proposals.

There currently are 12,833,579 shares of Golden Falcon Common Stock issued and outstanding, consisting of 4,208,579 Public Shares and 8,625,000 Founder Shares. In addition, there currently are 26,150,000 Warrants issued and outstanding, consisting of 17,250,000 Public Warrants and 8,900,000 Private Placement Warrants. Each whole Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share. The Warrants will become exercisable 30 days after the completion of a business combination, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. The Private Placement Warrants, however, are non-redeemable so long as they are held by the Sponsor or its permitted transferees. Under the Existing Charter, Golden Falcon must provide all Public Stockholders with the opportunity to have their Public Shares redeemed for cash upon the consummation of Golden Falcon’s initial business combination in conjunction with a stockholder vote.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of MNG with respect to the MNG ADSs and MNG Warrants issuable in connection with the Business Combination.

Q.	Why is Golden Falcon proposing the Business Combination Proposal?

A.

Golden Falcon was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While Golden Falcon may pursue an initial business combination with any target business and in any sector or geographical location, Golden Falcon initially focused its search on companies operating in the technology, media, telecom, and fintech sectors headquartered in Europe, Israel, the Middle East or North America.

Golden Falcon received $345,000,000 from the Golden Falcon IPO (including net proceeds from the exercise by the underwriters of their over-allotment option), which was placed into the Trust Account immediately following the Golden Falcon IPO. As a result of stockholder redemptions in connection with the Extension Amendment (as defined herein), as of December 31, 2022, there is $42.6 million remaining in the Trust Account. In accordance with the Existing Charter, the funds held in the Trust Account will be released upon the consummation of the Business Combination. See the question entitled “What happens to the funds held in the Trust Account upon consummation of the Business Combination?”

We identified several criteria and guidelines we believe are important for evaluating acquisition opportunities at the time of the Golden Falcon IPO. Since that time, we have sought to acquire a company that we believe: (a) has significant revenue and earnings growth potential, (b) can benefit from our relationships and experience, (c) has the potential to benefit from the fourth industrial revolution, and (d) has a strong transatlantic nexus. Based on our due diligence investigations of MNG and the industry in which it operates, including the financial and other information provided by MNG in the course of negotiations, we believe that MNG meets most of the criteria and guidelines listed above. Please see the section titled “The Business Combination Proposal—Golden Falcon Board of Directors’ Reasons for Approval of the Business Combination” for additional information.

Q.	What matters will stockholders consider at the Special Meeting?

A.	At the Special Meeting, stockholders are being asked to vote on the following proposals:

•	The Business Combination Proposal — a proposal to approve and adopt the Business Combination Agreement and the Business Combination.

•	The Governance Proposals — to approve, on a non-binding advisory basis, separate governance proposals relating to certain material changes between the Existing Charter and MNG’s Proposed Charter.

•

The Adjournment Proposal — a proposal to authorize the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote or Golden Falcon Stockholders have elected to redeem an amount of Public Shares such that the Available Cash condition to the obligation to Closing would not be satisfied.

Q.	Are any of the proposals conditioned on one another?

A.

None of the proposals are conditioned on one another. The Governance Proposals and Adjournment Proposal are not conditioned on, and therefore do not require the approval of, the Business Combination Proposal and Business Combination to be effective. It is important for you to note that in the event that the Business Combination Proposal is not approved, then Golden Falcon will not consummate the Business Combination. If Golden Falcon does not consummate the Business Combination and fails to complete an initial business combination by June 22, 2023 (or such earlier date as determined by the Golden Falcon Board) or obtain the approval of stockholders to further extend the deadline for Golden Falcon to consummate an initial business combination, then Golden Falcon will be required to dissolve and liquidate.

Q.	What will happen upon the consummation of the Business Combination?

A.

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, MNG will acquire Golden Falcon in a series of transactions we collectively refer to as the Business Combination. At the Closing, Merger Sub will merge with and into Golden Falcon, with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNG.

Q.	What will Golden Falcon Stockholders receive in the Business Combination?

A.

As a result of the Merger, (1) each outstanding share of Class A Common Stock (including Founder Shares that will automatically convert into Class A Common Stock at the Closing) will be converted into the right to receive one MNG ADS representing one MNG Ordinary Share and (2) each outstanding and unexercised Warrant to purchase one share of Class A Common Stock will automatically become an MNG Warrant to purchase one MNG ADS (representing one MNG Ordinary Share). A portion of such MNG ADSs will be subject to vesting conditions pursuant to the Sponsor Support Agreement. For details on such vesting conditions, see “Certain Agreements Related to the Proposed Transactions—Sponsor Support Agreement.”

Q.	What will MNG Shareholders receive in the Business Combination?

Prior to the Effective Time, MNG will effect the stock split under which each MNG Ordinary Share that is issued and outstanding immediately prior to the Effective Time will be split into a number of MNG Ordinary Shares determined by multiplying each such MNG Ordinary Share by the Split Factor. In addition, one of the MNG Ordinary Shares held by Mapa will be converted to a newly-designated MNG Preferred Shares. For further details on the MNG Preferred Share, see “Description of MNG Securities—Share Classes—Privileges attached to MNG Preferred Shares.”

Q.	Who is MNG?

A.

MNG is a global logistics provider. The company started operations in 1996, having conducted its first transatlantic flight in 1998, and now services over 15,000 corporate customers across 41 countries through over 3,500 flights per year. MNG offers charter services with customized plane and capacity options in addition to scheduled flights and aircraft, maintenance, crew and insurance (ACMI) services. MNG Airlines also has had a fully equipped and EU standards-compliant warehouse since 2000.

Q.	Following the consummation of the Business Combination, will MNG securities trade on a stock exchange?

A.

Yes. The Class A Common Stock, Warrants and Units are currently listed on the NYSE under the symbols “GFX,” “GFX WS” and “GFX.U,” respectively. MNG intends to apply to list the MNG ADSs and MNG Warrants on the NYSE under the symbols “MNGA” and “MNGA WS,” respectively, upon the Closing. All outstanding Units will be separated into their component securities immediately prior to the Closing. We cannot assure you that the MNG ADSs or the MNG Warrants will be approved for listing on the NYSE or that a viable and active trading market will develop.

Q.	How has the announcement of the Business Combination Agreement affected the trading price of the Public Shares?

A.

On December 6, 2022, the last trading date before the public announcement of the Business Combination, the Units, Public Shares and Public Warrants closed at $10.04, $10.04 and $0.07, respectively. On [●], 2023, the trading date immediately prior to the date of this proxy statement/prospectus, the Units, Public Shares and Public Warrants closed at $[●], $[●] and $[●], respectively.

Q:	What differences will there be between the Proposed Charter and the Existing Charter that Golden Falcon Stockholders will consider at the Special Meeting?

A:

If the Business Combination is consummated, the Existing Charter will effectively be replaced by the Proposed Charter of MNG given that Golden Falcon Stockholders will, effective as of the consummation of the Business Combination (and assuming Public Stockholders do not redeem their Public Shares) hold MNG ADSs subject to the Proposed Charter. Stockholders are asked to consider and vote upon and to approve, on an advisory basis, six separate proposals in connection with the replacement of the Existing Charter with the Proposed Charter.

The Proposed Charter differs materially from the Existing Charter. See “Comparison of Stockholders’ Rights” for a summary of the principal changes proposed between the Existing Charter and the Proposed Charter. The summary is qualified by reference to the complete text of the Existing Charter and the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Exhibit A to Annex A-1. Stockholders are urged to carefully read the relevant provisions of the Proposed Charter that will be in effect as of the Closing.

Q.

How much dilution may non-redeeming Golden Falcon Stockholders experience in connection with the Business Combination and what equity stake will current Golden Falcon Stockholders and MNG Shareholders have in MNG after the Closing?

A.

Golden Falcon Stockholders are not required to vote “FOR” the Business Combination Proposal in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Golden Falcon Stockholders are reduced as a result of redemptions by Public Stockholders.

If a Public Stockholder exercises its redemption rights, such exercise will not result in the loss of any Public Warrants that it may hold. We cannot predict the ultimate value of the Public Warrants following the consummation of the Business Combination, but assuming that 1,208,579 shares of Class A Common Stock held by the Golden Falcon Stockholders were redeemed (maximum redemption scenario), the 17,250,000 retained outstanding Public Warrants would have an aggregate value of $[●] based on the price per warrant of $[●] on [●], 2023, the most recent practicable date prior to the date of this proxy statement/prospectus. In addition, on [●], 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, the price per share of Class A Common Stock closed at $[●]. If the shares of Class A Common Stock are trading above the exercise price of $11.50 per warrant, the Warrants are considered to be “in the money” and are therefore more likely to be exercised by the holders thereof (when they become exercisable). This in turn increases the risk to the non-redeeming Golden Falcon Stockholders that the Warrants will be exercised, which would result in immediate dilution to the non-redeeming Golden Falcon Stockholders.

The tables below illustrate the anticipated relative ownership of Golden Falcon Stockholders, the Initial Stockholders (being the Sponsor and the current independent directors of Golden Falcon) and MNG Shareholders upon completion of the Business Combination without and after giving effect to the additional dilution that may be caused by the exercise of the outstanding Public Warrants or Private Placement Warrants, the extension of loans under the Sponsor Convertible Promissory Note (as defined herein) and the exercise of any Warrants convertible from the Sponsor Convertible Promissory Note, under various redemption scenarios. In the minimum redemption scenario as described below in the sensitivity table, the residual equity value owned by the non-redeeming Golden Falcon Stockholders is assumed to be the deemed value of $10.00 per share and the implied total equity value of MNG following the Business Combination, assuming no dilution from any additional dilution sources described in the table below, would be $642.4 million. As a result of the redemption amount in the maximum redemption scenario as described below in the sensitivity table, the implied total equity value of MNG following the Business Combination, assuming no dilution from any additional dilution sources, would be $639.3 million in the contractual maximum redemption scenario. Additionally, the sensitivity table below sets forth the potential additional dilutive impact of each of the additional dilution sources in each redemption scenario. Golden Falcon Stockholders will experience additional dilution to the extent MNG issues any such additional securities after the Closing.

Holders	Minimum Redemption Scenario(1)		% of Total	Maximum Redemption Scenario(2)		% of Total
Golden Falcon Public Stockholders	4,208,579		6.55%	3,000,000		4.69%
Sponsor	1,041,199		1.62%	754,000		1.18%
MNG Shareholders	58,994,337		91.83%	60,175,775		94.13%

Total Shares Outstanding	64,244,115		100.00%	63,929,775		100.00%

Total Equity Value Post-Redemptions	$642,441,150	(3)		$639,297,750	(3)

Additional Dilution Sources	Minimum Redemption Scenario(1)	% of Total(8)	Per Share Value(9)	Maximum Redemption Scenario (2)	% of Total(8)	Per Share Value(9)
Sponsor Convertible Promissory Note(4)	1,000,000	1.53%	$10.02	1,000,000	1.54%	$10.02
Public Warrants(5)	17,250,000	21.17%	$10.32	17,250,000	21.25%	$11.55
Private Warrants(6)	8,900,000	12.17%	$10.18	8,900,000	12.22%	$10.85

Total Additional Dilution Sources(7)	27,150,000	34.87%	$10.45	27,150,000	35.01%	$10.45

1)	This scenario assumes that no shares of Class A Common Stock are redeemed from the Public Stockholders subsequent to the redemptions that occurred on December 20, 2022.
2)	This scenario assumes that approximately 1,208,579 shares of Class A Common Stock are redeemed from the Public Stockholders.
3)	This scenario assumes that the Total Shares Outstanding have a value of $10.00 per share.
4)

This row assumes that the maximum amount permitted under the Sponsor Convertible Promissory Note in the aggregate amount of $1,000,000 is fully drawn down by Golden Falcon and elected by Sponsor to be converted into Public Warrants at a price of $1.00 per warrant, and such converted warrants are all exercised, although, as of the date of this proxy statement/prospectus, the Sponsor intends for the note to be repaid in cash. Percentages in this row represent (a) the 1,000,000 shares of Class A Common Stock underlying such warrants divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding” plus (ii) 1,000,000 shares of Class A Common Stock underlying such warrants.

5)

This row assumes exercise of all Public Warrants outstanding as of September 30, 2022, to purchase 17,250,000 shares of Class A Common Stock. Percentages in this row represent (a) the 17,250,000 shares of Class A Common Stock underlying the Public Warrants divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding” plus (ii) 17,250,000 shares of Class A Common Stock underlying the Public Warrants.

6)

This row assumes exercise of all Private Warrants outstanding as of September 30, 2022, to purchase 8,900,000 shares of Class A Common Stock. Percentages in this row represent (a) the 8,900,000 shares of Class A Stock underlying the Private Warrants divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding” plus (ii) 8,900,000 shares of Class A Common Stock underlying the Private Warrants.

7)

This row assumes the issuance of all MNG Ordinary Shares in connection with each of the additional dilution sources, which equals 27,150,000 MNG Ordinary Shares in the minimum redemption scenario or 27,150,000 MNG Ordinary Shares in the maximum redemption scenario, in each case, following the consummation of the Business Combination. Percentages in this row represent (a) the foregoing share amounts, as applicable, divided by (b) (i) the amounts included in the row titled “Total Shares Outstanding” plus (ii) 64,244,115 MNG Ordinary Shares in the minimum redemption scenario or 63,929,775 MNG Ordinary Shares in the maximum redemption scenario. The numbers of shares and percentage interests set forth in the tables above are based on a number of assumptions described in the footnotes to the tables and that neither Golden Falcon nor MNG issues any additional equity securities prior to the Business Combination, including in a Potential Financing, as described below. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different.

8)

The Percentage of Total with respect to each additional dilution source set forth below, including the Total Additional Dilution Sources, includes the full amount of shares issuable with respect to the applicable additional dilution source in both the numerator and denominator.

9)

Calculation of value per share assumes the issuance of the maximum amount of MNG Ordinary Shares in connection with the additional dilution sources. In addition, calculation of value per share in the rows entitled “Sponsor Convertible Promissory Note,” “Public Warrants” and “Private Warrants,” is based on the applicable Total Equity Value Post-Redemptions in the Minimum Redemption Scenario and the Maximum Redemption Scenario plus the full exercise of the applicable maximum number of Warrants at $11.50 per share for a total cash exercise price of approximately $653.9 million in the row entitled “Sponsor Convertible Promissory Note,” $840.8 million in the row entitled “Public Warrants” and approximately $744.8 million in the row entitled “Private Warrants.” Calculation of value per share in the row entitled “Total Additional Dilution Sources” is based on the applicable Total Equity Value Post-Redemptions in the Minimum Redemption Scenario and the Maximum Redemption Scenario plus the full exercise of the applicable maximum number of Warrants at $11.50 per share in the rows entitled “Sponsor Convertible Promissory Note,” “Public Warrants” and “Private Warrants.”

The numbers of shares and percentage interests set forth in the tables above are based on a number of assumptions described in the footnotes to the tables and that neither Golden Falcon nor MNG issues any additional equity securities prior to the Business Combination, including in a Potential Financing, as described below. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different.

Q.	Will Golden Falcon obtain new financing in connection with the Business Combination?

A.

During the period from the signing of the Business Combination Agreement and continuing until the earlier of the termination of the Business Combination Agreement and the Closing, Golden Falcon may execute subscription agreements, forward purchase agreements, non-redemption agreements or backstop agreements (each, a “Potential Financing”) with potential investors in order to satisfy certain Closing conditions. Golden Falcon may execute a Potential Financing without the prior written consent of MNG if the potential investor agrees to purchase or invest in, for cash or cash equivalents, shares of Class A Common Stock at $10.00 per share or MNG Ordinary Shares at $10.00 per share assuming that the Stock Split has occurred. If Golden Falcon enters into a Potential Financing, Golden Falcon Stockholders will experience additional dilution.

Q.	Are there any arrangements to help ensure that Golden Falcon will have sufficient funds, together with the proceeds in its Trust Account, to fund the aggregate purchase price?

A.

Unless waived by MNG, the Business Combination Agreement provides that the obligation of MNG to consummate the Business Combination is conditioned on the Available Cash of Golden Falcon equaling or exceeding $30,000,000 by the 40th day after the registration statement, of which this proxy statement/prospectus forms a part, is declared effective by the SEC. Available Cash consists of: (1) the amount in the Trust Account, after giving effect to redemptions of Public Shares, (2) without the prior written consent of MNG, the proceeds from any Potential Financing pursuant to which the potential investor agrees to purchase or invest in, for cash or cash equivalents, shares of Class A Common Stock at $10.00 per share or MNG Ordinary Shares at $10.00 per share assuming that the Stock Split has occurred, and (3) with the prior written consent of MNG, any other Potential Financing pursuant to which the investor agrees to purchase or invest in, for cash or cash equivalents, shares of Class A Common Stock or MNG Ordinary Shares.

Q.	Who will be the officers and directors of MNG if the Business Combination is consummated?

A.	Upon the Closing, it is anticipated that the MNG Board will be composed of seven members.

Immediately following the consummation of the Business Combination, MNG expects that the current senior management of MNG will continue to comprise the senior management of MNG.

See “Management of MNG Following the Business Combination” for additional information.

Q.	What conditions must be satisfied to complete the Business Combination?

A.

There are a number of Closing conditions in the Business Combination Agreement, including that Golden Falcon Stockholders have approved and adopted the Business Combination Agreement. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

Q.	What happens if I sell my shares of Class A Common Stock before the Special Meeting?

A.

The record date for the Special Meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Class A Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of Class A Common Stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of Class A Common Stock prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q.	What vote is required to approve the proposals presented at the Special Meeting?

A.

The approval of the Business Combination Proposal requires the affirmative vote of a majority of the then-outstanding shares of Golden Falcon Common Stock voting together as a single class. The approval of the Adjournment Proposal and Governance Proposals (on an advisory basis) require the affirmative vote of at least a majority of the shares of Golden Falcon Common Stock entitled to vote thereon and voted in person or by proxy at the Special Meeting. Accordingly, a Public Stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or a Broker Non-Vote will have the same effect as a vote “against” the Business Combination Proposal and no effect on the Governance Proposals and the Adjournment Proposal.

Q.	How do Golden Falcon’s Initial Stockholders intend to vote on the proposals?

A.

The Sponsor and Golden Falcon’s directors have agreed to vote any Founder Shares and any Public Shares held by them as of the record date in favor of each of the proposals presented at the Special Meeting. As of the record date, the Sponsor and Golden Falcon’s directors beneficially owned an aggregate of approximately 67.2% of the outstanding shares of Golden Falcon Common Stock.

Q.	Do the MNG Shareholders need to approve the Business Combination?

A.

Yes. Concurrently with the execution of the Business Combination Agreement, the MNG Shareholders executed an MNG Shareholders Statement, pursuant to which, among other things, they agreed to support and vote their MNG Ordinary Shares in favor of the proposals that the MNG Shareholders are required to approve in connection with the Business Combination. For further information, please see the section entitled “Certain Agreements Related to the Business Combination —MNG Shareholders Statement.”

Q.	May the Sponsor or Golden Falcon’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?

A.

The Sponsor and Golden Falcon’s directors, officers, advisors or their affiliates may privately negotiate transactions to purchase Public Shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed for cash in conjunction with the Business Combination for a per share pro rata portion of the Trust Account without the prior written consent of MNG. None of the Sponsor, directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from Golden Falcon Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares for cash. The purpose of these purchases would be to increase the amount of cash available to Golden Falcon for use in the Business Combination.

Any shares purchased by the Sponsor or Golden Falcon’s directors, officers, advisors or their affiliates would be purchased at a price no higher than the per share pro rata portion of the Trust Account. Any shares so purchased would not be voted in favor of the Business Combination Proposal at the Special Meeting and would not be redeemable by the Sponsor or Golden Falcon’s directors, officers, advisors or their affiliates.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Golden Falcon will file a Current Report on Form 8-K to disclose arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of shares or warrants purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Business Combination Proposal will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the Sponsor or Golden Falcon’s directors, officers, advisors or their affiliates, and the number of Public Shares then redeemed.

Q.	How many votes do I have at the Special Meeting?

A.

Golden Falcon Stockholders are entitled to one vote at the Special Meeting for each share of Golden Falcon Common Stock held of record as of the record date. As of the close of business on the record date, there were 12,833,579 outstanding shares of Golden Falcon Common Stock, consisting of 4,208,579 Public Shares and 8,625,000 Founder Shares.

Q.	What interests do Golden Falcon’s current officers and directors have in the Business Combination?

A.	Golden Falcon Board and executive officers may have interests in the Business Combination that are different from, in addition to or in conflict with, yours. These interests include:

•

the beneficial ownership of the Sponsor, which is controlled by Makram Azar, Golden Falcon’s chief executive officer and director, and Scott Freidheim, chairman of the Golden Falcon Board, of an aggregate of 17,345,000 shares of Golden Falcon Common Stock, consisting of:

•

8,625,000 Founder Shares purchased by the Sponsor for an aggregate price of approximately $25,000 (of which an aggregate of 180,000 shares were transferred to Golden Falcon’s independent directors), which shares will be converted into shares of Class A Common Stock immediately prior to the Closing; and

•	8,900,000 shares of Class A Common Stock underlying Private Placement Warrants purchased by the Sponsor at $1.00 per warrant for an aggregate purchase price of approximately $8.9 million.

All of the above Founder Shares and Warrants would become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption and liquidation with respect to these shares. Such shares and warrants have an aggregate market value of approximately $[●] million and $[●], respectively, based on the closing price of Class A Common Stock of $[●] and the closing price of Warrants of $[●] on the NYSE on [●], 2023;

•

the beneficial ownership of Golden Falcon’s independent directors, Xavier Rolet, KBE, Dominique D’Hinnin, I. Martin Pompadur, Isabelle Amiel Azoulai and Mikael Breuer-Weil, who each hold 36,000 Founder Shares with a market value of approximately $[●] based on the closing price of Class A Common Stock of $[●] on the NYSE on [●], 2023. The Founder Shares would become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the independent directors have waived any right to redemption with respect to these shares;

•

the fact that given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Units sold in the Golden Falcon IPO and the substantial number of shares of Class A Common Stock that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the MNG ADSs trade below the price initially paid for the Units in the Golden Falcon IPO and the Golden Falcon Stockholders experience a negative rate of return following the completion of the Business Combination;

•	the agreement by the Sponsor and Golden Falcon’s directors to vote any shares of Golden Falcon Common Stock held by them in favor of the Business Combination Proposal;

•

the fact that if the Trust Account is liquidated, including in the event Golden Falcon is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Golden Falcon to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Golden Falcon has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Golden Falcon, but only if such a vendor or target business has not executed a waiver (other than Golden Falcon’s independent public accountants) of any and all rights to amounts held in the Trust Account;

•

the fact that the Sponsor has made available to Golden Falcon a loan of up to $1,000,000 pursuant to the Sponsor Convertible Promissory Note, of which $620,111 was advanced by the Sponsor to Golden Falcon as of September 30, 2022, and that the note will mature on the date on which Golden Falcon consummates its initial business combination (and as such, such loan is expected to be repaid in connection with the Closing). At the option of Golden Falcon, the Sponsor Convertible Promissory Note may be converted into MNG Warrants at a price of $1.00 per warrant;

•

the fact that Golden Falcon’s officers, directors, Initial Stockholders and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations. These individuals have negotiated the repayment of any such expenses upon completion of an initial business combination. However, if Golden Falcon fails to consummate a business combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Golden Falcon will most likely not be able to reimburse these expenses if the Business Combination is not completed. Although as of the record date, Golden Falcon’s officers, directors, Initial Stockholders and their affiliates had not incurred any unpaid reimbursable expenses, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and Golden Falcon in the amount of $10,000 as of September 30, 2022, they may incur such expenses in the future. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination;

•

The Existing Charter provides that the doctrine of corporate opportunity will not apply with respect to Golden Falcon or any of its officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Golden Falcon does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. In the course of their other business activities, Golden Falcon’s officers and directors may become aware of other investment and business opportunities which may be appropriate for presentation to Golden Falcon as well as the other entities with which they are affiliated. Golden Falcon’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business opportunity should be presented, any entity with whom Golden Falcon’s management has a pre-existing fiduciary obligation will be presented the opportunity before Golden Falcon is presented with it. Golden Falcon does not believe, however, that the fiduciary duties or contractual obligations of Golden Falcon’s officers or directors or waiver of corporate opportunity materially affected Golden Falcon’s search for a Business Combination. Golden Falcon is not aware of any such corporate opportunity not being offered to Golden Falcon and does not believe the renouncement of Golden Falcon’s interest in any such corporate opportunities impacted Golden Falcon’s search for an acquisition target;

•

the anticipated continuation of Scott Freidheim, Chairman of the Golden Falcon Board and Makram Azar, Golden Falcon’s Chief Executive Officer and director, as independent directors of MNG following the Closing; and

•	the continued indemnification of current directors and officers of Golden Falcon and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may influence Golden Falcon Board in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should also read the section entitled “The Business Combination — Interests of Golden Falcon’s Directors and Officers in the Business Combination.”

Q.	Did Golden Falcon Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?

A.

Golden Falcon Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Golden Falcon Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to Golden Falcon Stockholders. Golden Falcon Board also determined, without seeking a valuation from a financial advisor, that MNG’s fair market value was at least 80% of Golden Falcon’s net assets, excluding any taxes payable on interest earned. The Golden Falcon Board’s determination was partially based on quantitative factors such as historical financial results of MNG’s business, comparable company analysis based on selected publicly-traded companies, as discussed under the heading “Proposal No. 1 – The Business Combination Proposal – The Business Combination – The Background of the Business Combination.” The Golden Falcon Board also made qualitative judgements based on information regarding (i) MNG’s business, prospects, financial condition, operations, technology, products, offerings, management, competitive position, and strategic business goals and objectives, (ii) general economic, industry, regulatory, and financial market conditions, and (iii) opportunities and competitive factors within MNG’s industry. Accordingly, investors will be relying on the judgment of Golden Falcon Board as described above in valuing MNG’s business and assuming the risk that Golden Falcon Board may not have properly valued such business.

Q.	What happens if the Business Combination Proposal is not approved?

A.

If the Business Combination Proposal is not approved and Golden Falcon does not consummate a business combination by June 22, 2023 (or such earlier date as determined by the Golden Falcon Board), or amend the Existing Charter to extend the date by which Golden Falcon must consummate an initial business combination, Golden Falcon will be required to dissolve and liquidate the Trust Account.

Q.	Do I have redemption rights?

A.

If you are a holder of Public Shares, you have the right to demand that Golden Falcon redeem your Public Shares for a pro rata portion of the cash held in the Trust Account (including interest earned and not previously released to Golden Falcon to pay its taxes), which holds the proceeds of the Golden Falcon IPO, calculated as of two business days prior to the consummation of the Business Combination, upon the consummation of the Business Combination. We refer to these rights to demand redemption of the Public Shares as “redemption rights.” Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. The Sponsor and each of Golden Falcon’s officers and directors have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after the Golden Falcon IPO, in connection with the completion of Golden Falcon’s initial Business Combination. These shares will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account of approximately $42.6 million as of December 31, 2022, the estimated per share redemption price would have been approximately $10.11. This is greater than the $10.00 Golden Falcon IPO price of Units. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest earned and not previously released to Golden Falcon to pay its taxes), in connection with the liquidation of the Trust Account.

If a Public Stockholder does not redeem its shares of Class A Common Stock, but other Public Stockholders do elect to redeem, the non-redeeming Public Stockholder would own shares with a lower book value per share.

Q.	Is there a limit on the number of shares I may redeem?

A.

A Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without Golden Falcon’s prior consent. Accordingly, all shares in excess of 15% of the Public Shares owned by a holder will not be redeemed. On the other hand, a Public Stockholder who holds 15% or less of the Public Shares may redeem all of the Public Shares held by it for cash.

Q.	Will how I vote affect my ability to exercise redemption rights?

A.

No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal or do not vote your shares. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a less-liquid trading market, fewer stockholders, less cash and the potential inability to meet the listing standards of the NYSE.

Q.	How do I exercise my redemption rights?

A.

A holder of Public Shares may exercise redemption rights regardless of whether it votes for or against the Business Combination Proposal or does not vote on such proposal at all, or if it is a holder of Public Shares on the record date. If you are a holder of Public Shares and wish to exercise your redemption rights, you must demand that Golden Falcon redeem your Public Shares for cash, and deliver your Public Shares to CST, Golden Falcon’s transfer agent, physically or electronically using the DTC’s DWAC System no later than two (2) business days prior to the Special Meeting. Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact CST directly and instruct them to do so. Any holder of Public Shares seeking redemption will be entitled to a full pro rata portion of the amount then in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Golden Falcon to pay its taxes. Such amount will be paid promptly upon consummation of the Business Combination.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to CST and later decide prior to the Special Meeting not to elect redemption, you may request that CST return the shares (physically or electronically). You may make such request by CST at the address listed under the question “Who can help answer my questions?” below.

Any written demand of redemption rights must be received by CST at least two (2) business days prior to the vote taken on the Business Combination Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to CST.

If you are a holder of Public Shares (including through the ownership of Units) and you exercise your redemption rights, it will not result in the loss of any Warrants that you may hold (including those contained in any Units you hold). Your Warrants will become exercisable to purchase one MNG Ordinary Share for a purchase price of $11.50 beginning 30 days after consummation of the Business Combination.

Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?

A.	For a discussion of the material U.S. federal income tax consequences of exercising your redemption rights, see the section entitled “Material U.S. Federal Income Tax Considerations.”

Q.	If I hold Warrants, can I exercise redemption rights with respect to my warrants?

A.	No. Holders of Warrants do not have any redemption rights with respect to such warrants.

Q.	If I hold Units, can I exercise redemption rights with respect to my Units?

A.

No. Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Public Shares and Public Warrants, or if you hold Units registered in your own name, you must contact CST directly and instruct them to do so. If you fail to cause your Units to be separated and delivered to CST prior to 4:30 p.m., Eastern time, on [●], 2023, you will not be able to exercise your redemption rights with respect to your Public Shares.

Q.	Do I have appraisal rights if I object to the Business Combination?

A.	No. There are no appraisal rights available to holders of shares of Class A Common Stock in connection with the Business Combination.

Q.	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A.

If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) Public Stockholders who properly exercise their redemption rights and (ii) tax obligations of Golden Falcon prior to the Closing. Any additional funds available for release from the Trust Account will be used for the cost of the purchase of MNG Ordinary Shares from Mapa to be delivered to Golden Falcon Stockholders at the Closing in connection with the Merger.

Q.	What happens if the Business Combination is not consummated?

A.

There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “The Business Combination Agreement — Termination” for information regarding the parties’ specific termination rights and “— Does MNG have to pay anything to Golden Falcon if the Business Combination Agreement is terminated?” for additional information.

If, as a result of the termination of the Business Combination Agreement or otherwise, Golden Falcon is unable to complete a Business Combination by June 22, 2023 (or such earlier date as determined by the Golden Falcon Board), or obtain the approval of Golden Falcon Stockholders to extend the deadline for Golden Falcon to consummate an initial business combination, the Existing Charter provides that Golden Falcon will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem all of the outstanding Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to Golden Falcon to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish Golden Falcon Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Golden Falcon’s remaining stockholders and Golden Falcon Board, liquidate and dissolve, subject, in each case, to Golden Falcon’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. See the sections entitled “Risk Factors — Golden Falcon may not be able to consummate an initial Business Combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate” and “— Golden Falcon Stockholders may be held liable for claims by third parties against Golden Falcon to the extent of distributions received by them.” The Sponsor and each of Golden Falcon’s officers and directors have waived any right to any liquidation distribution with respect to the Founder Shares.

In the event of liquidation, there will be no distribution with respect to outstanding Warrants. Accordingly, the Warrants will expire worthless.

Q.	Does MNG have to pay anything to Golden Falcon if the Business Combination Agreement is terminated?

A.	No.

Q.	When is the Business Combination expected to be completed?

A.

It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions to the completion of the Business Combination, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement —Conditions to Closing.”

Q.	What do I need to do now?

A.

You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.	How do I vote?

A.

If you were a holder of record of Golden Falcon Common Stock on [●], 2023, the record date for the Special Meeting, you may vote with respect to the applicable proposals in person or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Voting by Mail. By signing the proxy card and returning it in the enclosed postage-paid envelope, you are authorizing the individuals named on the proxy card to vote your shares of Golden Falcon Common Stock at the Special Meeting in the manner you indicate. Golden Falcon encourages you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m. Eastern Time on [●], 2023.

Voting at the Special Meeting. If your shares of Golden Falcon Common Stock are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Special Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you will need to contact your broker, bank or nominee to obtain a legal proxy that will authorize you to vote these shares. For additional information, please see the section entitled “The Special Meeting of Golden Falcon Stockholders.”

Q.	What will happen if I abstain from voting or fail to vote at the Special Meeting?

A.

At the Special Meeting, Golden Falcon will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention will have the same effect as a vote “against” the Business Combination Proposal and will have no effect on the other proposals. Failure to vote by proxy or to vote in person at the Special Meeting will have the same effect as a vote “against” the Business Combination Proposal and will have no effect on the other proposals.

Q	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.

Signed and dated proxies received by Golden Falcon without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q.	Do I need to attend the Special Meeting to vote my shares?

A.

No. You are invited to attend the Special Meeting to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. Golden Falcon encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.	If I am not going to attend the Special Meeting, should I return my proxy card instead?

A.

Yes. Whether you plan to attend the Special Meeting or not, please read and consider the information contained in this proxy statement/prospectus carefully and vote your shares of Golden Falcon Common Stock by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.

No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on the Business Combination Proposal. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “Broker Non-Vote.” Broker Non-Votes will not be counted for purposes of determining the presence of a quorum at the Special Meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. However, in no event will a Broker Non-Vote have the effect of exercising your redemption rights for a pro rata portion of the Trust Account, and therefore no shares as to which a Broker Non-Vote occurs will be redeemed in connection with the Business Combination.

Q.	May I change my vote after I have mailed my signed proxy card?

A.

Yes. You may change your vote by sending a later-dated, signed proxy card to Golden Falcon’s secretary at the address listed below prior to the vote at the Special Meeting, or attend the Special Meeting and vote in person. You also may revoke your proxy by sending a notice of revocation to Golden Falcon’s secretary, provided such revocation is received prior to the vote at the Special Meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q.	What should I do if I receive more than one set of voting materials?

A.

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.	What is the quorum requirement for the Special Meeting?

A.	A quorum will be present at the Special Meeting if a majority of the Golden Falcon Common Stock outstanding and entitled to vote at the meeting is represented in person or by proxy.

As of the record date for the Special Meeting, [●] shares of Golden Falcon Common Stock are required to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person (which would include presence at a virtual meeting) at the Special Meeting. Abstentions will be counted towards the quorum requirement. If there is no quorum, the chairman of the Special Meeting may adjourn the Special Meeting to another date.

Q.	What happens to the Warrants I hold if I vote my shares of Golden Falcon Common Stock against approval of the Business Combination Proposal and validly exercise my redemption rights?

A.

Properly exercising your redemption rights as a Public Stockholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is not completed, you will continue to hold your Warrants, and if Golden Falcon does not otherwise consummate an initial Business Combination by June 22, 2023 (or such earlier date as determined by the Golden Falcon Board), or obtain the approval of Golden Falcon Stockholders to extend the deadline for Golden Falcon to consummate an initial business combination, Golden Falcon will be required to dissolve and liquidate, and your Warrants will expire worthless.

Q.	Who will solicit and pay the cost of soliciting proxies?

A.

Golden Falcon will pay the cost of soliciting proxies for the Special Meeting. Golden Falcon has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the Special Meeting. Golden Falcon has agreed to pay Morrow Sodali LLC a fee of $[●]. Golden Falcon will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. Golden Falcon also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Golden Falcon Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Golden Falcon Common Stock and in obtaining voting instructions from those owners. Golden Falcon’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.	Who can help answer my questions?

A.

If you have questions about the stockholder proposals, or if you need additional copies of this proxy statement/prospectus, the proxy card or the consent card you should contact Golden Falcon’s proxy solicitor at:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Telephone: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: [●].info@investor.morrowsodali.com

You may also contact Golden Falcon at:

Golden Falcon Acquisition Corp.

850 Library Avenue, Suite 204

Newark, Delaware 19711

Attention: Makram Azar, Chief Executive Officer

To obtain timely delivery, Golden Falcon Stockholders and warrantholders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about Golden Falcon from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to CST prior to 4:30 p.m., New York time, on the second business day prior to the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the Special Meeting, you should read this proxy statement/prospectus carefully and in its entirety, including the annexes. See also the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Golden Falcon Acquisition Corp.

Golden Falcon is a Delaware corporation structured as a blank check company formed on August 24, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. While Golden Falcon may pursue an initial business combination with any target business and in any sector or geographical location, it initially intended to focus its search on companies operating in the technology, media, telecom, and fintech sectors that are headquartered in Europe, Israel, the Middle East or North America.

Golden Falcon’s Units, Class A Common Stock, and Warrants trade on the NYSE under the symbols “GFX.U,” “GFX” and “GFX WS,” respectively. At the Closing, the outstanding shares of Golden Falcon Common Stock will be exchanged into MNG ADSs and the outstanding Warrants will be converted into MNG Warrants.

The mailing address of Golden Falcon’s principal executive office is 850 Library Avenue, Suite 204, Newark, Delaware, and its telephone number is (970) 315-2644.

HoldCo

HoldCo is a Delaware limited liability company. HoldCo is a direct, wholly-owned subsidiary of MNG and the owner of all of the limited liability company interests of IntermediateCo and FinCo. HoldCo was formed on December 2, 2022 for the purpose of consummating the Business Combination and has not carried on any activities other than in connection with the Business Combination.

The address of HoldCo’s registered office is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IntermediateCo

IntermediateCo is a Delaware limited liability company. IntermediateCo is a direct, wholly-owned subsidiary of HoldCo and the owner of all the corporation interests of Merger Sub. IntermediateCo was formed on December 2, 2022 for the purpose of consummating the Business Combination and has not carried on any activities other than in connection with the Business Combination.

The address of IntermediateCo’s registered office is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

FinCo

FinCo is a Delaware limited liability company. FinCo is a direct, wholly-owned subsidiary of HoldCo. FinCo was formed on December 2, 2022 for the purpose of consummating the Business Combination and has not carried on any activities other than in connection with the Business Combination.

The address of FinCo’s registered office is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Merger Sub

Merger Sub is a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo. Merger Sub was formed on December 2, 2022 for the purpose of consummating the Business Combination and has not carried on any activities other than in connection with the Business Combination.

The address of Merger Sub’s registered office is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

MNG Havayolları ve Taşımacılık A.Ş.

MNG, a joint stock corporation organized under the laws of Türkiye, is a global logistics provider. The company started operations in 1996, having conducted its first transatlantic flight in 1998, and now services over 15,000 corporate customers across 41 countries through over 3,500 flights per year. MNG offers charter services with customized plane and capacity options in addition to scheduled flights and aircraft, maintenance, crew and insurance (ACMI) services. MNG also has had a fully equipped and EU standards-compliant warehouse since 2000.

The mailing address of MNG’s principal executive office is WOW Convention Center İDTM, Yeşilköy/Bakırköy, İstanbul/Türkiye 34149, and its telephone number is +90 212 465 0500.

Emerging Growth Company

Each of Golden Falcon and MNG is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, they are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find MNG’s securities less attractive as a result, there may be a less active trading market for MNG’s securities and the prices of MNG’s securities may be more volatile.

MNG will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date on which MNG ADSs were offered in connection with the Business Combination, (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a large accelerated filer, which means the market value of its common stock that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which it has issued more than $1.00 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Foreign Private Issuer

MNG expects to qualify as a foreign private issuer under applicable U.S. federal securities laws. As a foreign private issuer whose shares will be listed on the NYSE, MNG will be permitted to follow certain home country corporate governance practices in lieu of certain NYSE stock exchange requirements. MNG intends to take advantage of the exemptions available to it as a foreign private issuer so long as it continues to qualify as a foreign private issuer. In addition, the rules governing the information that MNG must disclose differ from those governing U.S. corporations pursuant to the Exchange Act of 1934 (the “Exchange Act”). MNG will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. Moreover, MNG is not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic Issuers. MNG will not be required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. Finally, MNG’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act.

Controlled Company

A “controlled company” under the NYSE rules is a company of which more than 50% of the voting power is held by an individual, group or another company. It is anticipated that, upon consummation of the Business Combination, in the “Minimum Redemption Scenario” and in the “Maximum Redemption Scenario” described herein, Mapa will own 66.1% and 68.4%, respectively, of MNG’s voting rights. Therefore, because following the consummation of the Business Combination Mapa is expected to control a majority of the voting power of MNG’s outstanding shares, MNG will be a “controlled company” within the meaning of the corporate governance standards of the NYSE listing rules. Under these corporate governance standards, a company may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements.

The Business Combination Agreement

On December 6, 2022, Golden Falcon, MNG, HoldCo, IntermediateCo, FinCo, and Merger Sub entered into the Business Combination Agreement, pursuant to which, among other things, Merger Sub will merge with and into Golden Falcon (the “Merger”), with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNG (the “Business Combination”).

The terms and conditions of the Merger are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully, as it is the legal document that governs the Merger.

Structure of the Business Combination

•	Prior to the Effective Time, MNG will effect a Pre-Closing Reorganization (as defined below) and a Stock Split (as defined below);

•

At the Effective Time, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock in accordance with the terms of the Existing Charter and, after giving effect to such automatic conversion at the Effective Time, as a result of the Merger, (a) issued and outstanding shares of Class A Common Stock will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive one MNG ADS (and the MNG Ordinary Share represented thereby), a portion of which will be subject to vesting conditions pursuant to the Sponsor Support Agreement; and (b) each outstanding warrant to purchase one share of Class A Common

Stock will automatically become an MNG Warrant and all rights with respect to shares of Class A Common Stock underlying the Warrants will be automatically converted into rights to purchase MNG Ordinary Shares and thereupon assumed by MNG.

•

Immediately following the Pre-Closing Reorganization and the Stock Split and at the Effective Time, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the DGCL, Merger Sub will merge with and into Golden Falcon, with Golden Falcon continuing as the surviving company after the Merger, as a result of which, Golden Falcon will become an indirect, wholly-owned subsidiary of MNG;

•	Immediately after the Merger, Golden Falcon, HoldCo, IntermediateCo, FinCo, and MNG Shareholders will effect certain post-merger transactions; and

Pre-closing Reorganization; Stock Split

•

Prior to the Effective Time, MNG will effect a reorganization in accordance with certain steps and transactions (the “Pre-Closing Reorganization”), which includes, among other things, the purchase by IntermediateCo of a certain number of MNG Ordinary Shares from Mapa, pursuant to a share purchase agreement, which will allow IntermediateCo to deposit such MNG Ordinary Shares with the Depositary Bank immediately prior to the Effective Time in connection with the transactions contemplated herein;

•

Prior to the Effective Time, MNG will effect the stock split under which each MNG Ordinary Share that is issued and outstanding immediately prior to the Effective Time will be split into a number of MNG Ordinary Shares determined by multiplying each such MNG Ordinary Share by the Split Factor (as defined in the Business Combination Agreement) (the “Stock Split”); and

Prior to the Effective Time, one MNG Ordinary Share held by Mapa will be converted to a newly-designated MNG Preferred Shares of MNG, which shall entitle Mapa to nominate five directors to the MNG Board (for further details, see “Description of MNG Securities—Share Classes—Privileges attached to MNG Preferred Shares”). For more information, please see the section entitled “The Business Combination Agreement”. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Effect of the Merger on Securities of Golden Falcon and Merger Sub.

Upon the terms and subject to the conditions of the Business Combination Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the parties or any other person, the following will occur:

•

Units. Immediately prior to the Effective Time, the Class A Common Stock and the Warrants comprising each issued and outstanding Unit immediately prior to the Effective Time will be automatically separated (the “Unit Separation”) and the holder thereof will be deemed to hold one share of Class A Common Stock and one-half of one Warrant, provided, that, no fractional Warrants will be issued in connection with the Unit Separation such that if a holder of Units would be entitled to receive a fractional Warrant upon the Unit Separation, the number of Warrants to be issued to such holder upon the Unit Separation will be rounded down to the nearest whole number of Warrants.

•	Golden Falcon Shares.

i.

At the Effective Time, the Golden Falcon Class B Conversion will be effected. Following the Golden Falcon Class B Conversion, each share of Class B Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist, and each former holder of shares of Class B Common Stock will thereafter cease to have any rights with respect to such securities.

ii.

At the Effective Time, each issued and outstanding share of Class A Common Stock (other than any Excluded Shares (as defined below) will be converted automatically into a right to receive, for each share of Class A Common Stock, one MNG ADS (and the MNG Ordinary Share represented thereby) after giving effect to the Stock Split, following which, each share of Class A Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist by virtue of the Merger and each former holder(s) of certificates, if any, evidencing ownership of shares of Class A Common Stock or shares of Class A Common Stock held in book-entry form issued and outstanding immediately prior to the Effective Time will thereafter cease to have any rights with respect to such securities, except as otherwise provided herein or by Applicable Legal Requirements (as defined in the Business Combination Agreement).

iii.

Each share of Class A Common Stock held in Golden Falcon’s treasury or owned by MNG or Merger Sub or any other wholly-owned subsidiary of MNG or Golden Falcon immediately prior to the Effective Time (each an “Excluded Share”), will be cancelled and will cease to exist, and no consideration will be paid or payable with respect thereto.

•

Merger Sub Shares. At the Effective Time, each share of common stock, par value $0.0001 per share, of Merger Sub (the “Merger Sub Shares”) that is issued and outstanding immediately prior to the Effective Time will automatically convert into one share of common stock, par value $0.0001 per share, of the Surviving Company. The share of common stock of the surviving company will have the same rights, powers and privileges as the shares so converted and will constitute the only issued and outstanding share capital of the Surviving Company.

•

Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Warrant, each Warrant that is issued and outstanding immediately prior to the Effective Time will automatically and irrevocably be converted into the right to receive one MNG Warrant exercisable for MNG Ordinary Shares in accordance with its terms. From and after the Effective Time, the holders of Warrants prior to the Effective Time will cease to have any rights with respect to such warrants as provided for herein or by Applicable Legal Requirements.

•

Adjustment to Merger Consideration. The Split Factor will be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or stock distribution (including any dividend or distribution of securities convertible into MNG Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change (in each case, other than the Stock Split) with respect to MNG Ordinary Shares occurring on or after the date hereof and prior to the Closing.

Merger Consideration

At the Effective Time, each issued and outstanding share of Class A Common Stock (other than any Excluded Shares) will be converted automatically into a right to receive, for each share of Class A Common Stock, one MNG ADS (and the MNG Ordinary Share represented thereby) after giving effect to the Stock Split.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of MNG, Merger Sub and Golden Falcon relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The Business Combination Agreement also contains covenants by MNG and its subsidiaries to conduct their businesses in the ordinary course and consistent with past practice during the period between the execution of the Business Combination Agreement and consummation of the Business Combination and to refrain from taking certain actions specified in the Business Combination Agreement. MNG has agreed to customary “no shop” obligations.

For more information, please see the section entitled “The Business Combination Agreement – Representations, Warranties and Covenants”.

Closing of Business Combination

The Closing will take place no later than the third Business Day after the satisfaction or waiver of the Closing conditions of the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as MNG and Golden Falcon agree in writing (the date on which the Closing occurs, the “Closing Date”).

Conditions to Closing

Mutual Conditions

The obligations of the respective parties to the Business Combination Agreement to effect the Merger and the other transactions will be subject to the satisfaction at or prior to the Closing or waiver of the following conditions:

•	Approval by the required stockholders of Golden Falcon and MNG of the Business Combination Agreement and the Business Combination.

•	Golden Falcon will have at least $5,000,001 of net tangible assets immediately after giving effect to the redemptions of Golden Falcon Stockholders upon the Closing.

•

No provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the Business Combination will be in effect and no temporary, preliminary or permanent restraining order prohibiting, enjoining or making illegal the consummation of the Business Combination will be in effect or will be threatened in writing by a Governmental Entity.

•	The MNG ADSs and MNG Warrants to be issued in connection with the Closing will be approved for listing upon the Closing on the NYSE, subject only to official notice of issuance thereof.

•

The Registration Statement will have become effective in accordance with the provisions of the Securities Act, no stop order will have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order will have been threatened or initiated by the SEC which remains pending.

•	The required regulatory approvals will have been obtained. See section titled “Regulatory Approvals Required for the Business Combination”.

Golden Falcon Conditions

The obligations of MNG and Merger Sub to consummate, or cause to be consummated, and effect the Merger and the Business Combination will be subject to the satisfaction at or prior to the Closing or waiver of each of the following conditions:

•

The Fundamental Representations of Golden Falcon will be true and correct in all material respects, and all other representations and warranties of Golden Falcon (other than the representation that there has not been a GF Material Adverse Effect (as defined in the Business Combination Agreement) will be true and correct, except where the failure of such representations and warranties of Golden Falcon to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a GF Material Adverse Effect, in each case (without giving effect to any limitation as to “materiality” or “GF Material Adverse Effect” or any similar limitation contained in the Business Combination Agreement) on and as of the date of the Business Combination Agreement and on and as of the Closing

Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); and the representation that there has not been a GF Material Adverse Effect will be true and correct as of the date of the Business Combination Agreement.

•

Golden Falcon will have performed or complied with all agreements and covenants required by the Business Combination Agreement to be performed or complied by it on or prior to the Closing Date, in each case in all material respects.

•

Golden Falcon will have delivered a certificate, signed by an authorized officer of Golden Falcon and dated as of the Closing Date, certifying Golden Falcon’s satisfaction of its Closing conditions as set forth above, to MNG.

•	The Available Cash will be at least thirty million dollars ($30,000,000).

•	Golden Falcon will deliver to MNG the Closing deliverables to be delivered to MNG on or prior to the Closing.

MNG and Merger Sub Conditions

The obligations of Golden Falcon to consummate and effect the Merger and the other transactions will be subject to the satisfaction at or prior to the Closing or waiver of each of the following conditions:

•

The Fundamental Representations of MNG will be true and correct in all material respects and all other representations and warranties of MNG set forth in the Business Combination Agreement (other than the representation that there has not been a Company Material Adverse Effect (as defined in the Business Combination Agreement)) will be true and correct, except where the failure of such representations and warranties of MNG to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect, in each case (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained in the Business Combination Agreement) on and as of the date of the Business Combination Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); and the representation that there has not been a Company Material Adverse Effect will be true and correct as of the date of the Business Combination Agreement.

•

MNG will have performed or complied with all agreements and covenants required by the Business Combination Agreement to be performed or complied by it at or prior to the Closing Date, in each case, in all material respects.

•

No change, event, state of facts, development or occurrence will have occurred since the date of the Business Combination Agreement, that, individually or in the aggregate with all other changes, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing.

•

MNG will have delivered, or caused to be delivered, a certificate, signed by an executive officer of MNG and dated as of the Closing Date, certifying MNG’s satisfaction of its Closing conditions as set forth above, to Golden Falcon.

•	The Pre-Closing Reorganization will have been completed.

•	The Stock Split will have been completed in accordance with the Business Combination Agreement and MNG’s Organizational Documents.

•	MNG will have delivered, or caused to be delivered, payoff letters and termination agreements to the existing three credit facility agreements with Halkbank A.Ş., duly executed by Halkbank A.Ş.

•	MNG will deliver to Golden Falcon those Closing deliverables set forth in the Business Combination Agreement to be delivered to Golden Falcon on or prior to the Closing.

For more information, please see the section entitled “The Business Combination Agreement – Conditions to Closing”.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing:

•	by mutual written agreement of Golden Falcon and MNG at any time;

•

by either Golden Falcon or MNG if (i) the Business Combination shall not have been consummated prior to Outside Date; provided, however, that the right to terminate the Business Combination Agreement will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Business Combination to occur on or before such date and such action or failure to act constitutes a material breach of the Business Combination Agreement;

•

by either Golden Falcon or MNG if a Governmental Entity (as defined in the Business Combination Agreement) will have issued an Order (as defined in the Business Combination Agreement) or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, including the Merger, which Order or other action is final and nonappealable;

•

by MNG, upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Golden Falcon, or if any representation or warranty of Golden Falcon will have become untrue, in either case certain Closing conditions of Golden Falcon would not be satisfied; provided, that, if such breach by Golden Falcon is curable by Golden Falcon prior to the Closing, then MNG should first provide written notice of such breach and may not terminate the Business Combination Agreement until the earlier of: (i) 30 days after delivery of written notice from MNG to Golden Falcon of such breach; and (ii) the Outside Date; provided, further, that Golden Falcon continues to exercise reasonable best efforts to cure such breach (it being understood that MNG may not terminate the Business Combination Agreement if: (A) it will have materially breached the Business Combination Agreement and such breach has not been cured; or (B) such breach by Golden Falcon is cured during such 30-day period such that the applicable conditions set forth in such certain Closing conditions of Golden Falcon will be satisfied);

•

by Golden Falcon, upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of MNG or Merger Sub or if any representation or warranty of MNG or Merger Sub will have become untrue, in either case such that the conditions set forth in certain Closing conditions of MNG would not be satisfied; provided, that, if such breach is curable by MNG or Merger Sub prior to the Closing, then Golden Falcon must first provide written notice of such breach and may not terminate the Business Combination Agreement until the earlier of: (i) 30 days after delivery of written notice from Golden Falcon to MNG of such breach; and (ii) the Outside Date; provided, further, that MNG or Merger Sub, as applicable, continues to exercise reasonable best efforts to cure such breach (it being understood that Golden Falcon may not terminate the Business Combination Agreement if: (A) it will have materially breached the Business Combination Agreement and such breach has not been cured; or (B) such breach by MNG or Merger Sub, as applicable, is cured during such 30-day period such that the applicable conditions set forth in such certain Closing conditions of MNG will be satisfied);

•

by either Golden Falcon or MNG, if, at the Special Meeting, the Business Combination is not duly adopted by Golden Falcon Stockholders by the requisite vote under the Applicable Legal Requirements and Golden Falcon’s organizational documents;

•

by either Golden Falcon or MNG, if, at the MNG general assembly meeting (including any adjournments thereof), the Business Combination set forth in the MNG Shareholder Statement is not duly adopted by MNG Shareholders by the requisite vote under any Applicable Legal Requirements and MNG’s Organizational Documents;

•	by MNG, if there has been a change in the Golden Falcon Board recommendation to vote in favor of the Business Combination;

•	by MNG on and after the date that is forty (40) days following the effectiveness of the Registration Statement, if Available Cash is not at least $30,000,000;

•	by Golden Falcon, if MNG has not delivered to Golden Falcon, by March 31, 2023, the Required Financial Statements (as defined in the Business Combination Agreement); or

•

by MNG or Golden Falcon, on and after the date that is thirty (30) days following the date in which Golden Falcon receives a notification from the NYSE that MNG will not be eligible to be listed on the NYSE prior to the Outside Date.

For more information, please see the section entitled “The Business Combination Agreement – Termination”.

Potential Financing Arrangements

During the period from the signing of the Business Combination Agreement and continuing until the earlier of the termination of the Business Combination Agreement and the Closing, Golden Falcon may execute subscription agreements, forward purchase agreements, non-redemption agreements or backstop agreements (each, a “Potential Financing”) with potential investors in order to satisfy certain Closing conditions. Golden Falcon may execute a Potential Financing without the prior written consent of MNG if the potential investor agrees to purchase or invest in, for cash or cash equivalents, shares of Class A Common Stock at $10.00 per share or MNG Ordinary Shares at $10.00 per share assuming that the Stock Split has occurred. As of the date of this proxy statement/prospectus, no Potential Financings have been entered into. There is no assurance that Golden Falcon will be able to enter into any Potential Financing.

Subject to agreement on terms that are satisfactory to MNG and Golden Falcon, in order to provide certain redemption alternatives in connection with Golden Falcon Stockholder vote to approve the adoption of the Business Combination Agreement and the Business Combination, MNG and Golden Falcon may make available to Golden Falcon Stockholders the option to (i) continue to hold their shares of Class A Common Stock, (ii) elect to redeem their shares of Class A Common Stock in accordance with the Existing Charter, or (iii) convert their shares of Class A Common Stock into a newly issued security to be comprised of a combination of shares of Class A Common Stock and convertible notes. MNG and Golden Falcon intend for the newly issued security referred to in (iii) to entitle such stockholder to receive a portion of the value of its shares in the form of shares of Class A Common Stock and a portion in the form of registered convertible notes, with both a cash coupon, a conversion premium, and other material terms that will be mutually agreed by MNG and Golden Falcon to do any activity that could have a material impact, including ordinary business activities over a certain threshold dollar amount.

Deposit Agreement

Prior to the Closing, MNG will arrange for a sponsored American depositary shares (“ADS”) facility (the “ADS Facility”) to be established with a reputable bank reasonably acceptable to Golden Falcon (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing the MNG ADSs, and take necessary actions related thereto, including entering into one or more customary deposit agreements with the

Depositary Bank in form and substance reasonably acceptable to Golden Falcon, to be effective as of the Effective Time, and filing with the SEC a registration statement on form F-6 relating to the registration under the Securities Act of the issuance of the MNG ADSs.

Management Agreement

Immediately after Closing, Golden Falcon and MNG will enter into a management agreement, in the form to be mutually agreed (in good faith) by Golden Falcon and MNG, pursuant to which Golden Falcon will provide certain services to MNG in consideration for arm’s length management fees.

Other Agreements

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor, Golden Falcon, MNG and additional holders of shares of Class B Common Stock (such additional holders together with the Sponsor, the “Sponsor Persons”) entered into a Sponsor Support Agreement, pursuant to which, among other things, the Sponsor agreed to (a) support and vote its Founder Shares in favor of the Business Combination Agreement and the other transaction agreements to which Golden Falcon is or will be a party and the Business Combination; (b) subject their Founder Shares to certain transfer restrictions; and (c) after the Effective Time, for as long as Sponsor (or a Permitted Transferee (as defined in the Sponsor Support Agreement) of Sponsor) holds MNG Warrants, any exercise by Sponsor (or a Permitted Transferee of the Sponsor) of such MNG Warrants will only be done on a cash (and not a cashless) basis.

In addition, the Sponsor Persons agreed to subject certain of the MNG ADSs received by the Sponsor Persons in the Merger to vesting as follows:

•	At the Effective Time, all of the Initially Vested ADSs held by the Sponsor Persons (or any of their Permitted Transferees) as of immediately prior to the Effective Time will vest.

•

All remaining MNG ADSs held by the Sponsor Persons (or any of their Permitted Transferees) that are not Initially Vested ADSs or otherwise vested pursuant to a Liquidity Event as described below (“Unvested ADSs”) will be subject to vesting from time to time upon:

i.

any Transfer (as defined in the Sponsor Support Agreement) by (A) Mapa, (B) any other direct or indirect shareholder of MNG, other equityholder of MNG or other beneficial owner of outstanding equity of MNG as of immediately prior to the Closing or (C) any of their respective affiliates, associates or family members (collectively, “Company Related Persons”), of any MNG ADSs at a price per MNG ADS equal to or greater than $10.00 per MNG ADS (reflecting appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change occurring on or after the date of the Sponsor Support Agreement); or

ii.

any special dividends paid or otherwise distributed to any Company Related Person that are funded through any capital raise or other financing by MNG or any of its affiliates (each of clauses (i) and (ii), a “Liquidity Event”);

in each case during the two (2) years following the Closing (the “Vesting Period”). “Vesting Date” means the date on which any Liquidity Event occurs. MNG shall provide the Sponsor persons with prompt notice of the occurrence of any Liquidity Event.

•

The total number of Unvested ADSs that will vest upon the first and each subsequent Liquidity Event that occurs during the Vesting Period will be equal to (i) the Vesting Percentage (as defined in the Sponsor Support Agreement) multiplied by (ii) an amount equal to (A) the gross proceeds to the Company Related Persons from any such Liquidity Event divided by (B) the per MNG ADS price of MNG ADSs as of 4:00 pm Eastern time on the Vesting Date.

Registration Rights and Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, MNG, the Sponsor and the other parties thereto (together with the Sponsor, the “Holders”) entered into a Registration Rights and

Lock-Up Agreement, pursuant to which MNG agreed, among other things, to file a registration statement to register the resale of certain securities of MNG held by the Holders and to provide the parties thereto customary demand, shelf and piggy-back rights on secondary offerings, subject to customary cut-back provisions and coordinated offerings. MNG Ordinary Shares or MNG ADSs beneficially owned or owned of record by New Holders (as defined therein) will be locked-up for a period of one hundred eighty (180) days from the Closing Date and from the date of the Business Combination through the Closing Date. MNG Ordinary Shares or MNG ADSs beneficially owned or owned of record by previous holders of shares of Class B Common Stock will be locked-up for a period ending on the earliest of: (i) one (1) year after the Closing Date or (ii) subsequent to the Closing Date, (A) if the last reported sale price of any MNG ADSs equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one hundred fifty (150) days after the Closing Date or (B) the date on which MNG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Golden Falcon Stockholders having the right to exchange their MNG ADSs for cash, securities or other property. The MNG Warrants will be locked-up for a period of thirty (30) days following the Closing Date.

Shareholders Statement

Concurrently with the execution and delivery of the Business Combination Agreement, the MNG Shareholders executed the MNG Shareholders Statement, pursuant to which, among other things, the MNG Shareholders agreed to support and vote their MNG Ordinary Shares in favor of the proposals that the MNG Shareholders shall be required to approve in connection with the Business Combination.

Amended and Restated Warrant Agreement

Immediately prior to the Effective Time, MNG, Golden Falcon and CST will enter into an assignment, assumption and amendment agreement pursuant to which Golden Falcon will assign to MNG all of its rights, interests, and obligations in and under the Warrant Agreement and the terms and conditions of the Warrant Agreement will be amended and restated to, among other things, reflect the assumption of the Warrants by MNG as set forth in the Business Combination Agreement.

For more information regarding the other agreements, please see the section entitled “Certain Agreements Related to the Business Combination”.

Matters Being Voted On

The Golden Falcon Stockholders will be asked to consider and vote on the following proposals at the Special Meeting:

1.	to approve the Business Combination Proposal. See “Proposal No. 1—The Business Combination Proposal”;

2.

to approve, on a non-binding advisory basis, separate governance proposals relating to certain material changes between the Existing Charter and the Proposed Charter. See “Proposal No. 2—The Governance Proposals”; and

3.

to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal or Public Stockholders have elected to redeem an amount of Public Shares such that the Available Cash condition to the obligation to Closing would not be satisfied. See “Proposal No. 3—The Adjournment Proposal”.

Recommendation of the Golden Falcon Board and Reasons for Approval of the Business Combination

After careful consideration, the Golden Falcon Board has unanimously determined that it is in the best interests of Golden Falcon to enter into the Business Combination Agreement and the transaction agreements providing for the Business Combination contemplated by the Business Combination Agreement and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The Board unanimously recommends that Golden Falcon Stockholders vote “FOR” the Business Combination Proposal, “FOR” each of the Governance Proposals and “FOR” the Adjournment Proposal (if necessary).

Interests of Golden Falcon’s Directors and Officers in the Business Combination

When considering the recommendation of the Golden Falcon Board that the stockholders vote in favor of the approval of the Business Combination Proposal, Golden Falcon Stockholders should be aware that certain of Golden Falcon’s Sponsor, officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Golden Falcon Stockholders. These interests include:

•

the beneficial ownership of the Sponsor, which is controlled by Makram Azar, Golden Falcon’s chief executive officer and director, and Scott Freidheim, chairman of the Golden Falcon Board, of an aggregate of 17,345,000 shares of Class A Common Stock, consisting of:

•

8,625,000 Founder Shares purchased by the Sponsor for an aggregate price of approximately $25,000 (of which an aggregate of 180,000 shares were transferred to Golden Falcon’s independent directors), which shares will be converted into shares of Class A Common Stock immediately prior to the Closing; and

•	8,900,000 shares of Class A Common Stock underlying Private Placement Warrants purchased by the Sponsor at $1.00 per warrant for an aggregate purchase price of approximately $8.9 million.

All of the above Founder Shares and Warrants would become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption and liquidation with respect to these shares. Such shares and warrants have an aggregate market value of approximately $[●] million and $[●], respectively, based on the closing price of Class A Common Stock of $[●] and the closing price of Warrants of $[●] on the NYSE on [●], 2023;

•

the fact that the Sponsor has made available to Golden Falcon a loan of up to $1,000,000 pursuant to the Sponsor Convertible Promissory Note, of which $620,111 was advanced by the Sponsor to Golden Falcon as of September 30, 2022, and that the note will mature on the date on which Golden Falcon consummates its initial business combination (and as such, such loan is expected to be repaid in connection with the Closing). At the option of Golden Falcon, the Sponsor Convertible Promissory Note may be converted into MNG Warrants at a price of $1.00 per warrant. If the Business Combination is not completed and Golden Falcon winds up, there may not be sufficient assets to repay the Sponsor Convertible Promissory Note and it will be worthless;

•

the beneficial ownership of Golden Falcon’s independent directors, Xavier Rolet, KBE, Dominique D’Hinnin, I. Martin Pompadur, Isabelle Amiel Azoulai and Mikael Breuer-Weil, who each hold 36,000 Founder Shares with a market value of approximately $[●] based on the closing price of Class A Common Stock of $[●] on the NYSE on [●], 2023. The Founder Shares will become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the independent directors have waived any right to redemption with respect to these shares;

•

the fact that given the difference in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Units sold in the Golden Falcon IPO and the substantial number of shares of Class A Common Stock that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the MNG ADSs trade below the price initially paid for the Units in the Golden Falcon IPO and the Golden Falcon Stockholders experience a negative rate of return following the completion of the Business Combination;

•	the agreement by the Sponsor and Golden Falcon’s directors to vote any shares of Golden Falcon Common Stock held by them in favor of the Business Combination Proposal;

•

the fact that if the Trust Account is liquidated, including in the event Golden Falcon is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Golden Falcon to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Golden Falcon has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Golden Falcon, but only if such a vendor or target business has not executed a waiver (other than Golden Falcon’s independent public accountants) of any and all rights to amounts held in the Trust Account;

•

the fact that Golden Falcon’s officers, directors, Initial Stockholders and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations. These individuals have negotiated the repayment of any such expenses upon completion of an initial business combination. However, if Golden Falcon fails to consummate a business combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Golden Falcon will most likely not be able to reimburse these expenses if the Business Combination is not completed. Although as of the record date, Golden Falcon’s officers, directors, Initial Stockholders and their affiliates had not incurred any unpaid reimbursable expenses, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and Golden Falcon in the amount of $10,000 as of September 30, 2022, they may incur such expenses in the future. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination;

•

The Existing Charter provides that the doctrine of corporate opportunity will not apply with respect to Golden Falcon or any of its officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Golden Falcon does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. In the course of their other business activities, Golden Falcon’s officers and directors may become aware of other investment and business opportunities which may be appropriate for presentation to Golden Falcon as well as the other entities with which they are affiliated. Golden Falcon’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business opportunity should be presented, any entity with whom Golden Falcon’s management has a pre-existing fiduciary obligation will be presented the opportunity before Golden Falcon is presented with it. Golden Falcon does not believe, however, that the fiduciary duties or contractual obligations of Golden Falcon’s officers or directors or waiver of corporate opportunity materially affected Golden Falcon’s search for a Business Combination. Golden Falcon is not aware of any such corporate opportunity not being offered to Golden Falcon and does not believe the renouncement of Golden Falcon’s interest in any such corporate opportunities impacted Golden Falcon’s search for an acquisition target;

•

the anticipated continuation of Scott Freidheim, Chairman of the Golden Falcon Board and Makram Azar, Golden Falcon’s Chief Executive Officer and director, as independent directors of MNG following the Closing; and

•	the continued indemnification of current directors and officers of Golden Falcon and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may have influenced Golden Falcon’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby.

Regulatory Approvals Required for the Business Combination

Neither MNG nor Golden Falcon are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — The Business Combination Agreement — Additional Agreements” and as described below.

The Business Combination is subject to certain filings, notices, waiver requests, applications and other submissions advisable as disclosed below:

1.	Consent of the Turkish Aviation Authority for the contemplated transfer of MNG Ordinary Shares to IntermediateCo.

2.

Consent of the Turkish Aviation Authority to the establishment of an ADS Facility for the MNG Ordinary Shares and to the transfer of the MNG Ordinary Shares to the Depositary Bank as contemplated under the Agreement.

3.	Consent of the Turkish Aviation Authority for the MNG ADSs to be listed for trading on the New York Stock Exchange.

4.	Notice to the Turkish Aviation Authority of the formation of HoldCo, IntermediateCo, FinCo and Merger Sub and the Merger.

5.	Notice to the Ministry of Treasury and Finance of the guarantee provided by the Company for the FinCo Intercompany Loan.

6.

Filings and notices to the İstanbul Trade Registry Directorate in connection with the Business Combination, including, but not limited to, the registration of the Proposed Charter and notifications to be made as required by Article 198 of the Turkish Commercial Code.

7.

E-TUYS Notifications to the General Directorate of Incentive Implementation and Foreign Investment in connection with the direct investment in the MNG Ordinary Shares as a result of the Business Combination.

It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Listing of MNG securities

Golden Falcon’s shares of Class A Common Stock are listed on the NYSE under the symbol “GFX” and its Public Warrants are listed on the NYSE under the symbol “GFX WS”. Following the consummation of the Business Combination, MNG ADSs (including MNG ADSs issuable in the Business Combination) and MNG Warrants are expected to be listed on the NYSE under the symbols “MNGA” and “MNGA WS”, respectively.

Appraisal Rights

Under Section 262 of the DGCL, Golden Falcon Stockholders will not have appraisal rights in connection with the Business Combination.

ORGANIZATION STRUCTURE PRE-COMPLETION OF THE PROPOSED TRANSACTIONS

Prior to the Business Combination

The following diagram depicts a simplified version of the organizational structure of Golden Falcon before the consummation of the Business Combination.

The following diagram depicts a simplified version of the organizational structure of MNG before the consummation of the Business Combination.

ORGANIZATION STRUCTURE POST-COMPLETION OF THE PROPOSED TRANSACTIONS

Following the Business Combination

The following diagram depicts the organizational structure of MNG and Golden Falcon after the consummation of the Business Combination.

Special Meeting of Golden Falcon Stockholders

See “Questions and Answers About the Special Meeting of Golden Falcon Stockholders and the Related Proposals” above and “The Special Meeting of Golden Falcon Stockholders” below for information regarding the Special Meeting.

Comparison of Stockholders’ Rights

See the section entitled “Comparison of Stockolders’ Rights” herein for a comparison of material differences between the rights of Golden Falcon Stockholders under the Existing Charter and current bylaws and the DGCL, and the rights of MNG Shareholders under the MNG Proposed Charter, a form of which is attached to this proxy statement/prospectus as Exhibit A to Annex A-1, and Turkish law.

Risk Factors

Summary Risk Factors

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Special Note Regarding Forward-Looking Statements”, you should carefully consider all of the risks and uncertainties described in the section of this proxy statement/prospectus captioned “Risk Factors” immediately following this Summary. These risks include, but are not limited to, the following:

•	Risks related to MNG, including that:

•	An aviation accident or similar public incident may adversely affect MNG.

•	Any change in economic conditions and continued negative economic conditions may adversely affect MNG.

•	MNG may be affected by its presence in international emerging markets;

•	MNG may experience reduction in demand for cargo, governmental reduction or limitation of operating capacity or other factors beyond its control.

•	Significant governmental regulation and changes in laws and regulations and MNG’s ability to obtain, renew or maintain the permits and approvals may adversely affect its business.

•	MNG operates in a competitive industry and actions by its competitors may adversely affect MNG.

•	A failure to implement significant capital investments and its growth strategy may adversely affect MNG.

•	MNG relies on efficient daily aircraft utilization, which makes it vulnerable to delays, cancellations or aircraft unavailability.

•	MNG relies on the strength of its reputation and the reputation of Mapa.

•	MNG depends upon Airbus aircraft and third-party suppliers for its aircraft and aircraft engines as well as aircraft fuel.

•	A material disruption at its main hub, İstanbul Grand Airport, could adversely affect MNG.

•

Any inability to attract and retain key management and qualified personnel and increases in labour benefits, and other worker-related disturbances in addition to a failure to maintain good employee relations may negatively affect MNG.

•	Unexpected increases in the price or a shortage or disruption in the supply of aircraft fuel may adversely affect MNG

•	The outbreak of COVID-19 and its consequences or the outbreak of another disease or similar public health threat may have an adverse effect on MNG.

•	MNG’s inability to reduce its costs to respond to shortfalls in expected revenue may harm its ability to achieve its strategic goals.

•	A possible consolidation in the Turkish and global air cargo industry may adversely affect MNG.

•	Technical and operational problems in the Turkish civil aviation infrastructure may have a material adverse effect on MNG.

•	Any violation or alleged violation of anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations could adversely affect MNG.

•	MNG could be adversely affected by expenses or stoppages associated with maintenance on its aircraft, as well as any inability to obtain spare parts on time.

•	MNG is, and may in the future be, involved in litigation that may have a material adverse affect.

•	Any expansion of its business activities may be impacted by several factors, which may adversely affect MNG.

•	MNG’s level of indebtedness may affect its operations and business.

•	Increases in insurance costs or reductions in insurance coverage may adversely affect MNG.

•	Any inability to protect its intellectual property rights may adversely affect MNG.

•

A delay or failure to identify and devise, invest in and implement certain important technology, business, and other initiatives in addition to the distruptions on its IT systems could have a material impact on MNG.

•	MNG has entered into, and will continue to enter into, related party transactions with its parent company, as well as other related parties.

•	Risks related to Türkiye, including that:

•	MNG is subject to risks associated with doing business in an emerging market.

•	MNG’s headquarters and facilities are located in Türkiye and, therefore, political or economic instability in Türkiye may adversely affect MNG.

•	Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.

•	The internal and external unrest and the threat of future terrorist acts may adversely affect MNG.

•	Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on MNG.

•	Risks related to the Business Combination, including that:

•	Golden Falcon Stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

•	Subsequent to the consummation of the Business Combination, MNG may be required to take write-downs or write-offs, or be subject to restructuring, impairment or other charges.

•

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Golden Falcon’s securities or, following the Closing, MNG’s securities, may decline.

•	The unaudited pro forma financial information included herein may not be indicative of what MNG’s actual financial position or results of operations would have been.

•

Golden Falcon Board did not obtain a fairness opinion in determining whether to proceed with the Business Combination and whether the terms of the Business Combination is fair from a financial point of view to the Golden Falcon Stockholders.

•	Golden Falcon’s directors have potential conflicts of interest in recommending that stockholders vote to approve the Business Combination Proposal and the other transaction proposals.

•	There may be U.S. federal income tax consequences of the Business Combination that adversely affect holders of Class A Common Stock or Public Warrants.

•	Risks related to ownership of MNG securities following the Business Combination, including that:

•	The market price of MNG securities may be volatile, and the value of its securities may decline.

•	Future sales of securities after the consummation of the Business Combination may cause the market price of MNG ADSs to drop significantly.

•

There can be no assurance that the Business Combination will achieve MNG’s objectives of providing the company with sufficient capital or that MNG will be able to obtain additional capital on attractive terms or at all, and you may experience dilution as a result.

•

As a “foreign private issuer” under the rules and regulations of the SEC, MNG is permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

•

Upon the consummation of the Business Combination, MNG will be a “controlled company” within the meaning of the NYSE listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

•	The IRS may not agree that MNG should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

•	If MNG is characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. holders may suffer adverse U.S. federal income tax consequences.

•	Holders of MNG ADSs will be required to waive their right to a jury trial of any claims they may have against MNG or the Depositary Bank.

•	Risks related to redemption of Public Shares, including that:

•

The absence of a specified maximum redemption threshold may make it easier for Golden Falcon to consummate the Business Combination even if a substantial majority of Public Stockholders elect to redeem their shares.

•

Public Stockholders who wish to redeem their shares of Class A Common Stock in connection with the Business Combination will need to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

•	A new 1% U.S. federal excise tax could be imposed on Golden Falcon in connection with redemptions of Class A Common Stock.

Redemption Rights

Under the Existing Charter, holders of Public Shares may demand that Golden Falcon redeem such shares for a pro rata portion of the cash held in the Trust Account (including interest earned and not previously released to Golden Falcon to pay its taxes), which holds the proceeds from the Golden Falcon IPO, calculated as of two business days prior to the consummation of the Business Combination, upon the consummation of the Business Combination. However, Golden Falcon will not redeem any Public Shares to the extent that such redemption would cause Golden Falcon’s net tangible assets to be less than $5,000,001 upon consummation of the Business Combination. Under the Existing Charter, in connection with an initial business combination, a Public Stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert of as a “group” (as defined under Section 13 of the Exchange Act), is restricted from seeking redemption rights with respect to more than 15% of the Public Shares.

If a holder exercises its redemption rights and the Business Combination is consummated, then Golden Falcon will redeem such holder’s Public Shares for a pro rata portion of funds deposited in the Trust Account and such holder will no longer own these shares following the Business Combination. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Golden Falcon’s transfer agent in accordance with the procedures described herein. See the section entitled “The Special Meeting of Golden Falcon Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Public Shares for cash.

Expected Accounting Treatment for the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with International Financial Reporting Standards (“IFRS”). Under this method of accounting, Golden Falcon has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing MNG Shareholders comprising a relative majority of the voting power of the post-combination company, MNG’s operations prior to the acquisition comprising the only ongoing operations of post-combination company, MNG’s senior management comprising a majority of the senior management of post-combination company, and MNG initially designating a majority of the Board of Directors. Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the financial statements of MNG with the Business Combination being treated as the equivalent of MNG issuing stock for the net assets of Golden Falcon, accompanied by a recapitalization. The net assets of Golden Falcon will be stated at historical costs, with no goodwill or other intangible assets recorded. The Business Combination, which is not within the scope of IFRS 3 Business Combinations (“IFRS 3”) since Golden Falcon does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 Share-based Payment (“IFRS 2”). Any excess of consideration transferred over the fair value of Golden Falcon’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. These statements are based on the beliefs and assumptions of the respective management teams of MNG and Golden Falcon. Although MNG and Golden Falcon believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither MNG nor Golden Falcon can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern MNG’s and Golden Falcon’s expectations, strategy, plans or intentions. Forward-looking statements contained in this proxy statement/prospectus include statements about:

•	the anticipated benefits of the Business Combination;

•

the ability of Golden Falcon and MNG to complete the Business Combination and the occurrence of any event, change or other cisumstance that could give rise to the termination of the Business Combination Agreement;

•	the ability to obtain and maintain the listing of the MNG ADSs and MNG Warrants on the NYSE following the Business Combination;

•	the anticipated costs associated with the Business Combination;

•	MNG’s financial and business performance following the Business Combination, including financial projections;

•	MNG’s operational performance;

•	changes in MNG’s strategy, future operations, financial position, estimated revenues and losses, forecasts, projected costs, prospects and plans;

•	MNG’s opportunities and strategies for growth;

•	MNG’s estimated total addressable market and other industry projections, including MNG’s projected market share;

•	MNG’s services, route network, existing customers and aircraft fleet;

•	regulatory requirements in the air transportation industry;

•	interest rates and inflation;

•	competition and competitive pressures from other companies worldwide in MNG’s industry;

•	future capital requirements;

•	the outcome of any known and unknown litigation and regulatory proceedings; and

•	the U.S. federal income tax impact of the Business Combination.

The foregoing list may not contain all of the forward-looking statements made in this proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events. Golden Falcon and MNG have based the forward-looking statements contained in this proxy statement/prospectus primarily on current expectations and projections about future events and trends that they believe may affect business, operating results, financial condition and prospects. The outcome of the events described in these forward-

looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this proxy statement/prospectus. Moreover, MNG operates in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for Golden Falcon or MNG to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this proxy statement/prospectus. Golden Falcon and MNG cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither Golden Falcon nor MNG nor any other person assume responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this proxy statement/prospectus relate only to events as of the date on which the statements are made. Golden Falcon and MNG undertake no obligation to update any forward-looking statements made in this proxy statement/prospectus to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. Golden Falcon and MNG may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements and you should not place undue reliance on forward-looking statements. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “Golden Falcon believes” and “MNG believes” and similar statements reflect Golden Falcon’s beliefs and opinions and MNG’s beliefs and opinions, respectively, on the relevant subject. These statements are based upon information available to Golden Falcon and MNG, respectively as of the date of this proxy statement/prospectus and while Golden Falcon and MNG believe such information forms a reasonable basis for such statements, such information may be limited or incomplete and Golden Falcon’s and MNG’s respective statements should not be read to indicate that Golden Falcon or MNG has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Within this proxy statement/prospectus, MNG references information and statistics regarding the airline industry. MNG has obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this proxy statement/prospectus are also based on management’s estimates and calculations, which are derived from MNG’s review and interpretation of internal surveys and independent sources. Data regarding the industries in which MNG competes and its market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but MNG believes they generally indicate size, position and market share within this industry. While MNG believes such information is reliable, MNG has not independently verified any third-party information. While MNG believes its internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of MNG and MNG’s industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause MNG’s future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither MNG nor Golden Falcon can guarantee the accuracy or completeness of any such information contained in this proxy statement/prospectus.

RISK FACTORS

You should carefully consider the risks described below and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals described herein. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, cash flows, financial condition and results of operations of Golden Falcon and MNG Airlines. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of Golden Falcon and MNG Airlines following the Business Combination. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks.

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to the businesses of MNG Airlines, collectively, prior to the consummation of the Business Combination, or to the businesses of MNG Airlines, collectively, following the consummation of the Business Combination as applicable.

Risks Related to MNG’s Business and Industry

Business and Business Development Risks

Our reputation and business could be adversely affected in the event of an aviation accident or similar public incident involving our aircraft or personnel.

We are exposed to potential significant losses and adverse publicity in the event that any of our aircraft or personnel is involved in an accident, terrorist incident or other similar public incident, which could result in significant reputational harm and potential legal liability as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. Although we are not a commercial passenger airline, our customers may choose not to use us for their needs following such an incident. We cannot assure you that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. For example, in 2020, one of our A300-600F aircraft (MSN 525, TC-MCE) was involved in a tail strike accident, causing significant damage to the tail section of the aircraft. The damage was reported to Airbus and the aircraft temporarily repaired and flown back to İstanbul in 20 days. The total cost of the repair design, required materials (including fuselage panels, hardware, chemicals, expendables etc.), tools and equipment, hangar rental, and labour costs exceeded the insured value of the aircraft. Therefore, an agreement was reached with the insurers and the aircraft was withdrawn from service and scrapped. In addition, any future accident or similar incident involving our aircraft or personnel, even if fully covered by insurance or even if it does not involve our airline, may create an adverse public perception about our air cargo or that the equipment we fly is less safe or reliable than other cargo alternatives, or, in the case of our aircraft, could cause us to perform time-consuming and costly inspections on our aircraft or engines, any of which could have a material adverse effect on our business, results of operations and financial condition.

We and the air cargo industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that could adversely affect us and our ability to obtain financing on acceptable terms.

Our operations and the air cargo industry in general are affected by changes in economic conditions. Unfavourable economic conditions, such as a constrained credit market, low or negative GDP growth, unfavourable exchange rates and increased business operating expenses, have historically reduced retail and thus cargo demand. Furthermore, most of the revenue from our charter services is generated from ad hoc or short-term contracts with repeat customers, and these customers may cease using our services or seek to negotiate more aggressive pricing during periods of unfavourable economic conditions. Any reduction in revenues from scheduled and block space or charter services during such periods could also increase our unit costs and thus have a material adverse effect on our business, results of operations and financial condition. A reduction in the demand for air cargo services due to unfavourable economic conditions also limits our ability to raise fares or fees for cargo services to counteract increased fuel, labour and other costs. If Turkish or global economic conditions are unfavourable or uncertain for an extended period of time, it could have a material adverse effect on our business, results of operations and financial condition.

In addition, a significant instability of the credit, capital and financial markets, could result in increasing our borrowing costs and adversely affect us. We typically finance our aircraft through financial leases and debt-finance. We may not be able to continue to obtain financing on terms attractive to us, or at all. To the extent, we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would adversely affect us and our growth strategy. These factors could also adversely affect our ability to obtain financing on acceptable terms and our liquidity in general.

Although we provide majority of our services outside of Türkiye, our main hub and the majority of our assets are located in Türkiye. As a result, our business and results of operations are affected by economic conditions in Türkiye. Türkiye’s economic condition has weakened since the second half of 2018 due to a number of macroeconomic factors, including the depreciation of the Turkish Lira, higher interest rates, increasing political uncertainties and global developments, see “Risk Factors— Risks Related to Türkiye.” Challenging macroeconomic conditions in Türkiye may adversely affect the general demand for imports and exports, which in turn, may adversely affect the demand for the Turkish air cargo sector. Accordingly, continued weakness in Turkish economic conditions due to domestic or international factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

Air cargo companies are often affected by factors beyond their control including: air traffic congestion at airports; air traffic control inefficiencies; adverse weather conditions, such as hurricanes or blizzards; terrorist activities; increased security measures; new logistics related taxes or the outbreak of disease, any of which could have a material adverse effect on our business, results of operations and financial condition.

Like other air cargo companies, our business may be adversely affected by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, increased security measures, new logistics related taxes and fees, adverse weather conditions, natural disasters and the outbreak of disease. Factors that cause flight delays frustrate clients and increase operating costs and decrease revenues, which in turn could adversely affect profitability.

Adverse weather conditions and natural disasters, such as hurricanes, winter snowstorms or earthquakes, can cause flight cancellations or significant delays. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors may affect us to a greater degree than other, larger air cargo companies that may be able to recover more quickly from these events, and therefore could have a material adverse effect on our business, results of operations and financial condition to a greater degree than other air carriers.

Moreover, any actual or threatened terrorist attack or security breach, even if not directly against an air cargo company, could have a material adverse effect on our business, results of operations and financial condition. Security concerns resulting in increased regulation governing cargo and other similar restrictions on passenger travel and cargo may further increase passenger inconvenience and reduce the demand for air cargo or increase costs associated with providing cargo service. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs, which we may not be able to pass on to customers in the form of higher prices. Terrorist attacks, or the fear of such attacks or other hostilities (including elevated national threat warnings or selective cancellation or redirection of flights due to terror threats), even if not made directly on or involving the air cargo industry, could have a negative impact on the air cargo industry and could have a material adverse effect on our business, results of operations and financial condition.

Risks associated with our presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect us.

Some of our target growth markets include countries with less developed economies, legal systems, financial markets and business and political environments are vulnerable to economic and political disruptions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets, trafficking and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us now or in the future and the resulting instability may have a material adverse effect on our business, results of operations and financial condition.

We emphasize compliance with all applicable laws and regulations and have implemented and continue to implement and refresh policies, procedures and certain ongoing training of our employees, third-party specialists and partners with regard to business ethics and key legal requirements; however, we cannot assure you that our employees, third-party specialists or partners will adhere to our code of ethics, other policies or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate recordkeeping and internal accounting practices to record our transactions accurately, we may be subject to sanctions. In the event we believe or have reason to believe our employees, third-party specialists or partners have or may have violated applicable laws or regulations, we may incur investigation costs, potential penalties and other related costs which in turn may materially adversely affect our reputation and could have a material adverse effect on our business, results of operations and financial condition.

We are subject to significant governmental regulation and changes to the civil aviation regulatory framework may adversely affect us, our business and results of operations, including our competitiveness and compliance costs.

All interstate air carriers, including us, are subject to regulations by aviation authorities, who monitor and influence the developments in the air cargo industry. These requirements are complex, subject to frequent changes and have tended to become more stringent over time. There can be no assurance that the requirements of such laws and regulations will not change in the future or that the associated cost of compliance will not increase. Such cost increases could have a material adverse effect on our business, financial condition, results of operations or prospects.

Changes to the aviation regulatory framework, including the policies of the Turkish DGCA as well as other aviation supervisory authorities could increase our costs and change the competitive dynamics of our industry and may adversely affect us. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the Turkish DGCA to ground, or require time consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition, we cannot guarantee that any of the operating concessions that we hold will be renewed or that we will obtain new concession. Any change that requires us to dedicate a significant level of resources on compliance with new aviation regulations would result in additional expenditure on compliance and consequently adversely affect us.

We cannot predict the impact of potential regulatory changes or action by the regulatory agencies, including the potential impact of tariffs or changes in international trade treaties on the cost and timing of parts and aircraft. Our business may be subject to additional costs as a result of potential regulatory changes, which could have an adverse effect on our operations and financial results.

We are subject to a number of environmental, health and safety and tax laws and regulations, and the cost of compliance with, and any liabilities under, current and future laws and regulations may have a material adverse effect on our business, financial condition, results of operations or prospects.

The air cargo industry is, and is expected to continue to be, subject to a wide range of environmental laws and regulations relating to the protection of the environment and noise, including those relating to emissions to the air, discharges (including storm water discharges) to surface and subsurface waters, safe drinking water and the use, management, disposal and release of, and exposure to, hazardous substances, oils and waste materials. We are or may be subject to new or proposed laws and regulations that may have a direct effect (or indirect effect through our third-party specialists or airport facilities at which we operate) on our operations.

Similarly, we are subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us.

Concerns about climate change and greenhouse gas emissions may result in additional regulation or taxation of aircraft emissions in Türkiye, the United States or Europe. Future operations and financial results may vary as a result of the adoption of such regulations in Türkiye, the United States or Europe.

The air cargo industry is subject to extensive government fees and taxation that negatively impact our revenue and profitability. Existing domestic and foreign tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us (possibly with retroactive effect), which could require us to change our pricing policies and pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Existing tax laws, statutes, rules, regulations or ordinances could also be interpreted, changed, modified or applied adversely to our customers (possibly with retroactive effect) and, if our customers are required to pay additional surcharges, it could adversely affect demand for our services. In Türkiye, tax legislation may set out upper and lower limits for the corporate tax rate. For example, for the years 2018 to 2020, the President was authorised to set corporate tax rate between 20% and 22%. Such upper and lower limit was not provided for 2021 and the corporate tax rate was set at 25% for 2021 and 23% for 2022. The actual rates of corporate tax applicable for any given year may vary and are determined by the broad authority of the Council of Ministers, the Ministry of Finance or the President. The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations or changes to existing laws and regulations (including the imposition of higher taxes) could require us to incur additional expenses or capital expenditures or result in restrictions on or suspensions of our operations. Any such cost increases could have a material adverse effect on our business, financial condition, results of operations or prospects.

The cost of compliance with and any liabilities under, current and future laws and regulations relating to the environment, health and safety or tax laws could have a material adverse effect on our business, financial condition, results of operations or prospects.

We operate in a competitive industry and actions by our competitors could adversely affect us.

We face competition on certain routes with respect to fares and services both in Türkiye and across the globe from air cargo operators, global integrators, global logistics and freight forwarders and potential new entrants in our market. In particular, we face strong competition in routes and markets where our network overlaps with that of our main competitors. In addition, air cargo companies increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity or capacity dedicated to a particular region, market or route, as well as any other management decisions that increase a potential competitor’s market share, could have a material adverse impact on us. Our growth and the success of our business model could stimulate competition in our markets through the development of similar strategies by our competitors. If these competitors adopt and successfully execute similar business models, we could be adversely affected.

Each year we may face increased competition from existing and new participants in the market. The air cargo sector is highly sensitive to pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services also have a significant impact on market competitiveness. In addition, our competitors may choose to commence or expand their existing charter and cargo operations, which could adversely affect our ability to obtain or renew charter and cargo contracts, especially in periods of low demand. This could result in decreases in our charter services market share and reduced frequencies for our cargo operations, which would have a material adverse effect on our business, results of operations and financial condition.

In addition to competition among scheduled cargo and charter operators, the air cargo industry also faces competition from ground transportation alternatives, such as interstate cargo companies. Finally, Türkiye’s role in the air cargo industry is increasing every year due to its geo-strategic location, and therefore global competitors are increasingly interested in having greenfield investments including a multi-diverse business model (a Turkish AOC, airside warehouse, multimodal logistics) in Türkiye. The Turkish government and regulators could give preference to new entrants or provide support to our competitors, for example, when granting new and current slots in Turkish airports, which may adversely affect our business, financial condition and results of operations.

Reduction in demand for our cargo or charter operations, or governmental reduction or limitation of operating capacity, could harm our business, results of operations and financial condition.

A significant portion of our operations is conducted in Europe, Asia, the Middle East, North America, and North Africa. Our business, results of operations and financial condition could be harmed if we lose our authority to fly to these markets, by any circumstances causing a reduction in demand for air cargo or charter operations, or by governmental reduction or limitation of operating capacity, in these markets, such as adverse changes in local economic or political conditions, public health restrictions, including testing or vaccination requirements associated with COVID-19 or any other pandemic, negative public perception of these destinations, unfavorable weather conditions, public health concerns, civil unrest, violence or terrorist-related activities. Furthermore, our business could be harmed if jurisdictions that currently limit competition allow additional airlines to compete on routes we serve.

We rely on efficient daily aircraft utilization to address peak demand, which makes us vulnerable to delays, cancellations or aircraft unavailability.

In order to successfully execute our strategy, we aim to optimize our daily utilization of our aircraft. Achieving high aircraft utilization allows us to maximize the amount of revenue that we generate from each aircraft and dilute fixed costs. Aircraft utilization is block hours divided by number of days in the period divided by average aircraft. High daily aircraft utilization is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to fly more hours on average per day. Our aircraft utilization rate could be adversely affected by a number of factors that we cannot control, including air traffic and airport congestion, interruptions in the service provided by air traffic controllers, adverse weather conditions and delays by third-party service providers in respect of matters such as fuelling and ground handling. Such delays could result in a disruption in our operating performance, leading to lower daily aircraft utilization rates and customer dissatisfaction due to any resulting delays or missed connections, which could adversely affect us.

Due to the relatively small size of our fleet and the limited and changing nature of our scheduled service and our point-to-point network, the unexpected unavailability of one or more aircraft and resulting reduced capacity could have a material adverse effect on our business, results of operations and financial condition. In the event we experience a series of aircraft out of service, we would experience a decline in revenue and potentially customer satisfaction. Furthermore, in the event we are unable to procure aircraft at the price-point necessary to allow for lower utilization during weak demand periods, our costs will be higher and could have a material adverse effect on our business, results of operations and financial condition.

Failure to obtain, renew or maintain the permits and approvals required to operate our businesses may have an adverse effect on our business, financial condition, results of operations and prospects.

We require permits and approvals that are regulated by the International Civil Aviation Organization (“ICAO”) and Turkish Directorate General of Civil Aviation (“Turkish DGCA”) to operate our scheduled flights and charter cargo services. As of September 30, 2022, we hold permits for our scheduled flights to 41 countries. In the future, we may be required to renew such permits and approvals or to obtain new permits and approvals. While we believe that we will be able to obtain such permits and approvals, there can be no assurance that the relevant authorities will issue any such permits or approvals in the timeframe anticipated by us, or at all. For example, we have experienced difficulties to maintain a permit for our scheduled flights to Hong-Kong due to the diplomatic problems between the Chinese and Turkish civil aviation authorities.

We also require additional licences to continue our other operations, such as a self-handling licence, air operator, continuing airworthiness, approved training organisation, transportation security, ACC3, EAASA and IOSA certificates. Any failure to renew, maintain or obtain the required permits and approvals and operational licences may interrupt our operations, and may have an adverse effect on our business, financial condition, results of operations and prospects.

We fly and depend upon Airbus aircraft, and we could suffer if we do not receive timely deliveries of aircraft, if aircraft from this company become unavailable or subject to significant maintenance or if the public negatively perceives our aircraft.

As our fleet has grown, our reliance on Airbus has also grown. Our operating fleet as of the date of this proxy statement/prospectus consists of six Airbus A300-600F aircraft, one Airbus A330-200F aircraft and two Airbus A330-P2F300 aircraft, totalling nine aircraft. Risks relating to Airbus include: (i) our failure or inability to obtain Airbus aircraft, parts or related support services on a timely basis because of high demand or other factors, (ii) the issuance by the aviation authorities of directives restricting or prohibiting the use of Airbus aircraft, (iii) the adverse public perception of Airbus as a result of an accident or other negative publicity or (iv) delays in the time it takes us to arrange for Airbus or a third-party provider to deliver an aircraft.

All Airbus aircraft have an operational life limit, which is known as Limit of Validity (“LOV”). This is the period of time, up to which it has been demonstrated that damage to the aircraft structure is unlikely to occur. However, this only applies as long as the manufacturer’s design is not changed. In some cases aircraft and/or aircraft parts and components may be modified by using non-original equipment manufacturer (“OEM”) design organizations’ approved engineering data, such as converting a passenger aircraft into a full freighter aircraft or replacing the aircraft’s existing weather radar system with a new system. These types of non-OEM modifications are referred to as Supplemental Type Certificate (“STC”) modifications. In such cases, depending on what is modified on the aircraft, these modifications may impact the LOV which is determined by the manufacturer. The change of LVO or new additional operational limitations imposed by the STCs or extensions of such limitations are analyzed and approved by the engineering design company and the authority approving the STCs. These modifications may cause delay or unexpected rejection of the extension requests by the relevant engineering design company or the authority approving the STCs, which will adversely affect our ability to utilize our aircraft.

Our ability to obtain new aircraft from Airbus may be affected by several factors, including (i) Airbus may refuse to, or be financially limited in its ability to, fulfil the obligations it assumed under aircraft delivery contracts, (ii) the occurrence of a fire, strike or other event affecting Airbus’s ability to fulfil its contractual obligations in a complete and timely fashion and (iii) any inability on our part to obtain aircraft financing or any refusal by Airbus to provide financial support. We may also be affected by any failure or inability of Airbus (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance. Any such suspension of operations would decrease our revenue from air cargo services and adversely affect us and our growth strategy.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could limit our operations and adversely affect us.

We are highly dependent on our main hub at İstanbul Airport, as our primary hub, especially for our e-commerce integration, and as such, a material disruption at our main hub could adversely affect us.

Our business is heavily dependent on our operations at our main hub at İstanbul Airport. Many of our routes operate through İstanbul Airport, which account for a significant part of our daily arrivals and departures. Like other companies, we are subject to delays caused by factors beyond our control and that could affect İstanbul Airport. Due to this geographical capacity concentration, we may not be able to react as quickly or efficiently as our competitors to any delays, interruption or disruption in service or fuel at İstanbul Airport, which could have a material adverse impact on us.

A failure to implement our growth strategy may adversely affect us.

Our growth strategy includes, among other objectives, increasing the number of markets we serve, introducing new services to increase our depth and breadth of relationships in the e-commerce ecosystem and increasing the frequency of the flights we provide. We face numerous challenges in implementing our growth strategy, including our ability to enter into relationships with third parties to carry their cargo on terms that are acceptable to us. We may be unsuccessful in entering into relationships with integrated logistics companies to carry cargo on terms that are acceptable to us.

These objectives are also dependent on obtaining approvals for operating new routes from local regulators and obtaining adequate access to the necessary airports. Certain airports that we serve or that we may want to serve in the future are subject to capacity constraints and impose landing rights and slot restrictions during certain periods of the day. We cannot assure you that we will be able to maintain our current landing rights and slots and obtain a sufficient number of landing rights and slots and other facilities at airports to expand our services as we propose. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an air cargo company must use its slots on a regular and timely basis or risks having those slots reallocated to other air cargo companies. Where landing rights and slots or other airport resources are not available or their availability is restricted in some way, we may have to modify our schedules, change routes or reduce aircraft utilization.

Some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports, which may adversely affect us.

Furthermore, our business is capital intensive and therefore our growth plans have required, and may continue to require, ongoing and significant capital investments to expand our fleet and renovate, convert, maintain or upgrade existing aircraft, or make major acquisitions or investments and to ensure compliance with new regulatory requirements. There can be no assurance that we will have the financial resources to make all the investments we have planned, and, as a result, we may be subject to delays in aircraft deliveries and resulting delays in implementing our growth strategy. Additionally, if growth in air cargo demand, the price levels and our revenues fail to keep pace with the planned expansion of our fleet, we could suffer from overcapacity and our results of operations and the our ability to fund scheduled aircraft purchases and service our debt could be materially adversely affected.

Any inability to attract and retain key management and qualified personnel may negatively affect our business.

Our success depends, and will continue to depend, on the efforts, abilities, experience and expertise of our executive leadership and senior management teams, and on recruiting, retaining, motivating, effectively communicating with and developing highly skilled and competent people at all levels of the organisation. This includes retaining certain key employees. There can be strong competition for personnel from other companies and organisations and there may at any time be shortages in the availability of appropriately skilled people at all levels. If we were to lose the services of some of our existing management, we may be unable to find and integrate suitable replacement personnel, which could significantly impair our ability to develop and implement our business strategies. While we have employment or service contracts, which provide for cash based awards with our key executives, we cannot guarantee the retention of such key executives. Failing to hire and retain sufficient numbers of management and qualified personnel for functions such as finance, marketing and sales and operations, could have an adverse effect on our business, financial condition, results of operations and prospects.

Certain parts of our business are dependent on the availability of skilled and semi-skilled employees. A shortage of labour owing to our inability to attract and retain such employees could have a material adverse effect on our business, financial condition, operating results or prospects.

Increases in labour benefits, and other worker-related disturbances may adversely affect us, including our ability to carry out our normal business operations.

Our business is labour intensive, with labour costs representing approximately 11% and 15% of our total operating costs for the nine months ended September 30, 2022 and 2021, respectively. As of September 30, 2022 and 2021, we employed 880 and 846 employees, respectively.

While wages in Türkiye are typically significantly below levels in more mature markets, in the future, we may be forced to raise wages due to new labour laws or regulations, general wage increases across the industry or in any particular region in which we operate our business. We currently expect above inflation wage increases in some of our operations. Any inflationary pressures or an increase in labour costs, deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to employee turnover or otherwise, could have a material adverse effect on our business, financial condition, results of operations and prospects. A work slowdown or other labour unrest could, in some cases, impair our ability to supply our products to customers, which could result in reduced revenues.

Labour disputes, adverse employee relations and disruptions of business operations due to strikes or similar measures by any of our significant suppliers may have a material adverse effect on our business, financial condition and results of operations.

Unexpected increases in the price of aircraft fuel or a shortage or disruption in the supply of aircraft fuel and MNG’s inability to mitigate the risk of future volatility in fuel prices could have a material adverse effect on our business, results of operations and financial condition.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses constitute a significant portion of our total operating expenses, representing approximately 38% and 23% of our total operating costs for the nine months ended September 30,

2022 and 2021, respectively. Over the past several years, the price of aircraft fuel, which is mainly affected by international price fluctuations for oil and the real/U.S. dollar exchange rate, has fluctuated substantially and prices continue to be highly volatile and could increase significantly at any time.

Our business is also dependent on the availability of aircraft fuel (or crude oil), which is not predictable. Weather-related events, natural disasters, terrorism, wars, political disruption or instability involving oil-producing countries, changes in governmental or cartel policy concerning crude oil or aircraft fuel production, labour strikes or other events affecting refinery production, transportation, taxes or marketing, environmental concerns, market manipulation, price speculation, changes in currency exchange rates and other unpredictable events may drive actual or perceived fuel supply shortages. For example, exports from Russia have been reduced due to the war in Ukraine. Many European countries imposed new sanctions against Russia in retaliation for the invasion of Ukraine, resulting in increased prices that were already high because of tight supply as global economies recovered from the COVID-19. Although we have not experienced any shortages as a result of the Russian-Ukraine war, we cannot assure you that Russian-Ukraine war or any future political tension will not affect the availability or prices of aircraft fuel in the future. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular could result in increased fuel prices and could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to increase our fares sufficiently to cover increased fuel costs, particularly when fuel prices rise quickly. Our ability to increase our fares to offset an increase in fuel costs is limited by the competitive nature of the air cargo industry and the price sensitivity associated with air cargo and any increases in fares may reduce the general demand for our services. Additionally, our cargo and charter customers may also choose to refuse fuel pass-through contracts, which could drive down the profitability of those agreements.

Although we do not have any fuel derivative contracts as of the date of this proxy statement/prospectus, we may, from time to time, enter into fuel derivative contracts in order to mitigate the risk to our business from future volatility in fuel prices but such contracts may not fully protect us from all related risks. Our hedging strategy to date has been designed to protect our liquidity position in the event of a rapid and/or sustained rise in fuel prices that does not allow for immediate response in our fares. Although we are able to pass on fuel price increases to our customers to a certain extent in our scheduled and block space services, charter services and special cargo services, and fuel costs are completely borne by our customers in our ACMI services, changes in fuel prices have had, and are expected to continue to have, a significant impact on our costs and, in turn, on the results of its operations. We may enter into derivatives that do not qualify for hedge accounting, which can impact our results of operations and increase the volatility of our earnings due to recognizing the mark-to-market impact of our hedge portfolio as a result of changes in the forward markets for oil and/or jet fuel. We cannot assure you that we will be able to pass on fuel price increases to our customers or our fuel-hedging program will be effective or that we will maintain a fuel-hedging program. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide an adequate level of protection against increased fuel costs or that the counterparties to our hedge contracts will be able to perform.

The outbreak of a disease, such as COVID-19, or similar public health threat in the future could also have an adverse effect on our business, operating results, financial condition and liquidity.

Although the COVID-19 outbreak adversely impacted passenger airline companies, causing constrained capacity, disruption to services, and destabilized freight rates, freight forwarders and cargo airlines experienced a rise in demand for air cargo, which was initially driven by their pivotal role in the transport of essential goods ranging from protective personal equipment, medications and vaccines, and later by challenges in the ocean-shipping supply chain and strong growth in e-commerce sales. Despite the increased demand, 2020 was a challenging year both for air cargo and the aviation sector in general and significant short-term and long-term challenges remain unpredictable. The demand for air cargo services in the global air cargo industry started to experience a decline in 2022, and we cannot assure you that demand for our services will remain stable, at the level of 2020 or that the pandemic will not have an adverse impact on demand for our services in the future. We may also experience disruptions in the supply of aircraft spare parts and maintenance service, slowdowns in our operations or cost increases as a result of the pandemic. For example, as of the date of this proxy statement/prospectus, we still experience service disruptions in Chinese airports, from time to time, due to the government’s actions to mitigate COVID-19, including suspensions of work and labour activities at the airports and transportation restrictions. The extent of the impact of COVID-19 on us is highly uncertain due to the unknown duration and severity of the outbreak.

In addition, an outbreak of another disease or similar public health threat, or fear of such an event, that affects cargo demand or adversely affects supply chains, which would affect our cargo business, could have a material adverse impact on our business, operating results, liquidity and financial condition. Outbreaks of other diseases could also result in increased government restrictions and regulation, such as those actions described above or otherwise, which could adversely affect our business, operating results, financial condition and liquidity.

Because the air cargo industry is characterized by high fixed costs, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue and this may harm our ability to attain our strategic goals.

We have limited control over high fixed costs, such as the price and availability of aircraft fuel, aviation insurance, aircraft ownership and leasing, headquarters facility and personnel, IT system license costs, training and insurance expenses, taxes, the cost of meeting changing regulatory requirements, the cost of capable talent at market wages and our cost to access capital or financing.

As a function of our fixed costs, we may (i) have limited ability to obtain additional financing, (ii) be required to dedicate a significant part of our cash flow to fixed costs resulting from financial leases and debt for aircraft, (iii) incur higher interest or leasing expenses for the event that interest rates increase or (iv) have a limited ability to plan for, or react to, changes in our businesses, the civil aviation sector generally and overall macroeconomic conditions. In addition, volatility in global financial markets may make it difficult for us to obtain financing to manage our fixed costs on favourable terms or at all.

As a result of the foregoing, we may be unable to quickly adjust our fixed costs in response to changes in our revenues. A shortfall from expected revenue levels could have a material adverse effect on us.

A possible consolidation in the Turkish and global air cargo industry may adversely affect us.

As a result of the competitive environment in which we operate, there may be consolidations in the Turkish and global air cargo industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of a possible consolidation on the industry. Our competitors could increase their scale, diversity and financial strength and may have a competitive advantage over us, which would adversely affect us. Consolidations in the air cargo industry and changes in international alliances are likely to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures than us.

We routinely engage in analysis and discussions regarding our own strategic position, investments and acquisitions, along with the discussions with other airlines regarding similar arrangements. To the extent we act as consolidators, we may not be able to successfully integrate the business and operations of companies acquired, governmental approvals may be delayed, costs of integration and fleet renovation may be greater than anticipated, synergies may not meet our expectations, our costs may increase and our operational efficiency might be adversely affected. To the extent we do not engage in such consolidations, our competitors may increase their scale, diversity and financial strength and may have a competitive advantage over us, which would negatively affect us, including our ability to realize expected benefits from our own strategic partnerships.

Technical and operational problems in the Turkish civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure, may have a material adverse effect on our strategy and, consequently, on us.

We are dependent on improvements in the coordination and development of Turkish airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Turkish in recent years, require substantial improvements and government investments. Technical and operational problems in the Turkish air traffic control systems have led to extensive flight delays, higher than usual flight cancellations and increased airport congestion. The Turkish government and air traffic control authorities have taken measures to improve the Turkish air traffic control systems, but if the changes undertaken by the Turkish government and regulatory authorities may not prove successful, these air traffic control related difficulties might recur or worsen, which may have a material adverse effect on us and our growth strategy.

Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing landing rights and slots, and obtain additional landing rights and slots, could materially adversely affect us. New operational and technical restrictions imposed by Turkish authorities in the airports we operate or in those we expect to operate may also adversely affect us. In addition, we cannot assure that any investments will be made by the Turkish government in the Türkiye aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to air cargo companies.

We are exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations and any violation or alleged violation of anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations could adversely affect us, including our brand and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other similar or equivalent laws and regulations and are required to comply with the applicable laws and regulations. There can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our anti-corruption, anti-bribery, anti-money laundering and antitrust policies, for which we may be ultimately held responsible. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

We have policies and procedures designed to assist with compliance with applicable laws and regulations in Türkiye, and upon becoming a public company in the United States, we will be subject to U.S. anti-money laundering and anti-terrorist financing laws and regulations, including the U.S. Bank Secrecy Act of 1970, the U.S. Money Laundering Control Act of 1986, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and U.S. anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, our operations may be subject to economic sanctions laws and regulations imposed by the United States, the European Union, the United Kingdom, or any other relevant jurisdiction. Such laws and regulations may prohibit transactions in, with, involving, or relating to certain countries or regions or certain persons or entities.

We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be complied with or that they will prevent all violations of the applicable laws and regulations and every instance of fraud, money laundering, terrorist financing, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering, anti-terrorist financing and economic sanctions laws and regulations will not occur. We have internal audit, security and other procedures in place, which are designed to prevent instances of fraud, money laundering, terrorist financing, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws and regulations, including those related to fraud, money laundering, terrorist financing, bribery, corruption and economic sanctions. Moreover, we have adopted our internal anti-bribery and anti-corruption policy and sanction compliance policy recently and cannot guarantee that we were previously in compliance with such laws. As a result, we may be exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws and regulations, which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially adversely affected.

We could be adversely affected by expenses or stoppages associated with planned or unplanned maintenance on our aircraft, as well as any inability to obtain spare parts on time.

As of September 30, 2022, the average age of our operating fleet was 21.71 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. Furthermore, given that our Airbus A300-600F aircraft are relatively old aircraft, the base maintenance service and replacement parts providers for these aircraft are limited. In the event we cannot renew our contracts with those providers on a reasonable basis, our scheduled and unscheduled aircraft maintenance expenses would increase. Any significant increase in maintenance and repair expenses would have a material adverse effect on us.

Our business would be significantly harmed by unplanned stoppages or suspensions of operations associated with planned or unplanned maintenance due to mechanical issues. For example, if a design defect or mechanical problem with Airbus aircraft were to be discovered, this would cause our aircraft to be grounded while such defect or mechanical problem was being corrected. We cannot assure you that we would succeed in obtaining all aircraft and parts to solve such defect or mechanical problem, that we would obtain such parts on time, or that we would succeed in solving such defect or mechanical problem even if we obtained such parts. This could result in a suspension of the operations of certain of our aircraft, potentially for a prolonged period of time, while we attempted to obtain such parts and solve such defect or mechanical problem, which could have a materially adverse effect on us.

We rely on third-party suppliers for our aircraft and aircraft engines as well as aircraft fuel.

Our success will be dependent upon our ability to enter into new supplier agreements and maintain our relationships with suppliers and strategic partners who are critical and necessary to the maintenance of our aircraft. We also rely on suppliers and our strategic partners to provide us with aircraft fuel. The supplier agreements we have or may enter into with key suppliers and our strategic partners in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. Our operations could be materially and adversely affected by the failure or inability of these suppliers and strategic partners to provide sufficient parts or related maintenance and support services to us in a timely manner, or the interruption of our flight operations as a result of unscheduled or unanticipated maintenance requirements for our aircraft or engines. Also, changes in business conditions, pandemics, governmental changes and other factors beyond our control or that we do not presently anticipate could affect our ability to receive services or products from our suppliers and strategic partners.

We are, and may in the future be, involved in litigation that may materially adversely affect us.

From time to time, we may be subject to claims, lawsuits, government investigations and other proceedings involving product liability, consumer protection, competition and antitrust, intellectual property, privacy, securities, tax, labour and employment, health and safety, environmental claims, commercial disputes, corporate and other matters, which may involve substantial claims for damages or other payments. The outcome of pending or potential future proceedings is difficult to predict with any certainty. There is no way to guarantee that such lawsuits will be ruled favourably to us or that the amounts provisioned are sufficient to cover amounts resulting from any unfavourable rulings. Decisions contrary to the interests of us that could eventually result in substantial payments, affect our image or impede the performance of our business as initially planned may have a material adverse effect on our business, our financial condition and our results of operations. See also “Business—Legal Proceedings.”

Any expansion of our business activities through mergers, acquisitions, joint ventures or strategic alliances may be impacted by antitrust laws, access to capital resources, and the costs and difficulties of integrating future acquired businesses and technologies, which could impede our future growth and adversely affect its competitiveness.

As part of our strategy in the ordinary course of business, we may seek further growth through acquisitions in order to maintain a competitive position within the industries in which we operate and to enhance our position in our core areas of operations. As part of our growth strategy, we may continue to consider acquiring further complementary businesses and our ability to successfully implement these transactions would depend on a variety of factors, including the approval of our acquisition target’s major partners, obtaining financing on acceptable terms and compliance with the restrictions contained in our debt agreements.

This strategy entails risks that could have a material adverse effect on our business, financial condition, results of operations and prospects, including:

•	unidentified or unanticipated liabilities or risks in the operations of the companies which we may acquire;

•	the need to incur debt, which may reduce our cash available for operations and other uses due to increased debt service obligations;

•	failure to complete any of our pending or other future proposed acquisitions;

•

inability to successfully integrate the services, products and personnel of the acquisitions into our operations or to realise any expected cost savings or other synergy benefits from the acquisitions;

•	potential failure to achieve the economies of scale, synergies or other benefits sought;

•	greater than expected costs and management time and effort involved in completing and integrating the acquisitions;

•	potential disruption to our ongoing businesses and difficulty in maintaining our internal control environment, information systems technologies and procedures;

•

for investments over which we do not obtain management and operational control, we may lack influence over the controlling joint venture partner, partner or shareholder, which may prevent us from achieving its strategic goals in such investment;

•	inability to retain employees, customers and supplier relationships;

•	customer overlap or loss of customers supplied prior to the acquisitions by us or by any acquired entity; and

•	lack of return on our investment.

We may not be able to identify suitable acquisition opportunities or make acquisitions on beneficial terms, or obtain financing necessary to complete and support such acquisitions. If we are not able to achieve the anticipated benefits of any acquisitions undertaken by it in full or in a timely manner, we may not be able to recoup its investment, and the business, financial position and results of operations of us could be materially adversely affected.

Any additional indebtedness that we incur to finance our acquisitions may also adversely affect our ability to finance new transactions on acceptable terms that would otherwise advance our corporate strategy and/or to pay interest and our financial condition and cash flows. Regulations on merger and acquisition activities by Türkiye or other national regulators may also limit our ability to make future acquisitions or mergers. The impact on us of any of our future acquisitions or investments cannot be fully predicted and any of the risks outlined above, should they materialise, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Approval of the antitrust authorities in the relevant jurisdictions is required for us to acquire and sell significant businesses or enter into significant joint ventures. We cannot assure that the antitrust authorities will authorize our proposed strategic alliances, joint ventures, sales and acquisitions in the future, or will not order us to divest a portion of our assets or impose any other condition in order to consummate any proposed joint venture or acquisition, which may adversely affect our business strategy, financial condition and results of operations.

In addition, the anticipated further expansion of our operations may place, a significant strain on our management, systems and resources. In addition to training, managing and integrating its workforce, we will need to continue to develop and improve its financial and management controls. We make no assurance that we will be able to efficiently or effectively manage the growth and integration of our operations and internationally dispersed businesses and any failure to do so may materially and adversely affect our business, financial condition, results of operations and prospects. In particular, the management of our personnel across several countries can present logistical and managerial challenges, including difficulties with hiring and dismissing personnel. The impact of acquisitions on us cannot be predicted and any of the risks outlined above, should they materialise, could have a material adverse effect our business, financial condition and/or results of operations.

The air cargo business is capital intensive and if we are unable to maintain sufficient cash resources, our existing and future debt obligations, this could impair our liquidity and financial condition.

The air cargo business is capital intensive. Our capital expenditures primarily result from maintenance expenditures, which comprise expenditures related to maintenance of our aircraft as well as growth expenditures, which comprise expenditures related to the conversion of aircraft joining our fleet and financial lease agreements executed for leasing our aircraft. We meet our liquidity requirements through our operating cash flow as well as through obtaining short term and long term financing loans from creditors and executing financial lease agreements, mainly in order to finance our growth capital expenditure and to finance our aircraft purchases. As of September 30, 2022, we had total consolidated indebtedness of $89.6 million ($106.9 million in 2021), of which $5.6 million ($7.4 million in 2021) was secured indebtedness. During the nine months ended September 30, 2022, our principal financial borrowing payments totalled $40.3 million ($38.5 million in 2021), and our principal financial lease payments totalled approximately $13.6 million ($19.1 million in 2021).

We are subject to various financial covenants under our financing agreements and financial leases that are typical for credit facilities and leases of this size, type, and tenor. Our ability to comply with these covenants and requirements may be affected by events beyond our control. Our failure to comply with obligations under our financing arrangements could result in an event of default. A default, if not cured or waived, could prohibit us from obtaining further loans and permit the lenders thereunder to accelerate payment of their loans. If our debt is accelerated, we cannot be certain that we will have funds available to pay the accelerated debt or that we will have the ability to refinance the accelerated debt on terms favorable to us, or at all.

Furthermore, to the extent that we incur additional indebtedness and our level of indebtedness increases, our vulnerability to adverse economic and industry conditions, including increases in interest rates, foreign currency exchange rate fluctuations and market volatility may increase, and such increase in the level of indebtedness may limit cash flow available to fund our working capital, capital expenditures or other general corporate requirements, and our flexibility in planning for, or reacting to, changes in our business and the industry, our ability to obtain additional financing. Failure to generate additional funds, whether from operations or additional debt or equity financing, may require us to delay or abandon some or all of our anticipated capital expenditures or to modify our growth strategy, which could have a material adverse effect on our business and results of operations.

Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on our business, results of operations and financial condition.

We believe that we maintain adequate levels of insurance, which we believe are typical in our industry. However, if any of our aircraft were to be involved in a significant accident or if our property or operations were to be affected by a significant natural catastrophe or other event, we could be exposed to material liability or loss. If insurance markets harden due to other global incidents, general aviation incidents or other economic factors, we could be unable to obtain sufficient insurance (including aviation hull and liability insurance and property and business interruption coverage) to cover such liabilities or losses, our business could be materially adversely affected.

In line with global industry practice, we leave some business risks uninsured, including business interruption, loss of profit or revenue and consequential business losses arising from mechanical breakdown. To the extent that uninsured risks materialize, we could be materially and adversely affected. In addition, there is no assurance that our coverage will cover all potential risks associated with our operations and activities. To the extent that actual losses incurred by us exceed the amount insured, we may have to bear substantial losses, which will have an adverse impact on us.

Failure to maintain good employee relations may affect our operations and the success of our business.

Maintaining good employee relations is important for the smooth operations of our services. Whilst our relations with our employees and work councils have historically been good, future developments in relation to our business or otherwise could adversely affect relations between us and our employees and work councils. There can be no assurance that there will not be any future disputes or ballots in favour of future industrial action at any facility belonging to us. If industrial action were to occur, our operations could be curtailed significantly, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We have entered into, and will continue to enter into, related party transactions with our parent company, as well as other related parties.

In the ordinary course of business, we have engaged in, and intend to continue to engage in, transactions with our subsidiaries and the Mapa Group, see “Certain MNG Airlines Relationships and Related Person Transactions”. The majority of these transactions are sales that are related to sub-charter income generated from Solinair and purchases of services regarding software development and lease charges incurred by the Mapa Group. Furthermore, we are party to a loan agreement with Mapa, pursuant to which we agreed to extend a loan to Mapa in the amount of TRY 918,219,600.18 (approximately $49.3 million as at September 30, 2022) to be repaid on December 5, 2024. We believe that our prior and existing contracts and other transactions with related parties have been negotiated on an arm’s length basis and are in line with market terms. However, the tax authorities may conduct audits on our related party transactions and could allege that our related party transactions are not on an arm’s length basis. Furthermore, related party transactions may involve conflicts of interests, which may be detrimental to us. Therefore, any such issues relating to our related party transactions, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations. See “Related Party Transactions.”

Risks Related to MNG’s Technology and Intellectual Property

We rely on the strength of our reputation and the reputation of our parent company Mapa. If we and/or our parent company are unable to maintain and enhance our brand and capture additional market share or if the reputation and business of us and/or our parent company are harmed, it could have a material adverse impact on our business, financial condition, results of operations and prospects.

Our business and prospects will heavily depend on our ability to develop, maintain and strengthen the “MNG Airlines” brand to be associated with operational excellence. Promoting and positioning our brand will likely depend significantly on our ability to provide a consistently high-quality customer experience. To promote our brand, we may be required to change our customer development and branding practices, which could result in substantially increased expenses, including the need to use traditional media such as television, radio and print advertising. In particular, any negative publicity, whether or not true, can quickly proliferate on social media and harm consumer perception and confidence in our brand. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors’ services or our competitors’ success.

In addition, our success, to an extent, depends on the reputation of Mapa. Mapa, which is our parent company, is one of Türkiye’s leading conglomerates and operates in different sectors including construction, tourism, air transportation, renewable energy, finance and mining. Mapa receives considerable public attention in Türkiye. Events affecting the reputation of Mapa are beyond our control and any negative publicity concerning Mapa could have an adverse impact on our brand and have a negative impact on our operations, which in turn could have a material adverse effect on our business and financial condition.

Our intellectual property rights, particularly our branding rights, are valuable, and any inability to protect them may adversely affect our business and financial results.

We depend on the recognition of our brand for the successful operation of our business. Our brand recognition is, in turn, dependent on our intellectual property rights. We protect our intellectual property rights through a combination of trademark and other forms of legal protection, contractual agreements and policing of third-party misuses of our intellectual property. Our trademark, “MNG Airlines Cargo INC.” is registered in Türkiye with the Turkish Patent and Trademark Office (“TPTO”) in our name, as well as in the U.S. with the United States Patent and Trademark Office, the U.K. with the United Kingdom Intellectual Property Office, and the EU with European Union Intellectual Property Office under the World Intellectual Property Organization (WIPO) Madrid International Trademark System, in our name. Our “MNG Airlines” brand is also protected as a registered trademark with the TPTO in our name. We have also registered several domain names, including, among others “mngairlines.com”, “mngairlines.de”, “mnghavayollari.de”, “mngyerhizmetler.com” and “mng.aero”.

Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, enforce and protect our intellectual property, proprietary technology and licensing rights, but we may not be able to prevent third parties from the unauthorized use of our intellectual property and proprietary technology, which could harm our business and competitive position. Our failure to obtain or adequately protect our intellectual property or any change in law that lessens or removes the current legal protections of our intellectual property may diminish our competitiveness and adversely affect our business and financial results. Any litigation or disputes regarding intellectual property may be costly and time-consuming and may divert the attention of our management and key personnel from our business operations, either of which may adversely affect our business and financial results.

A delay or failure to identify and devise, invest in and implement certain important technology, business, and other initiatives could have a material impact on our business, financial condition and results of operations.

In order to operate our business, achieve our goals, and remain competitive, we continuously seek to identify and devise, invest in, implement and pursue technology, business and other important initiatives, such as those relating to aircraft fleet structuring, business processes, information technology systems (“IT Systems”), initiatives seeking to ensure high quality service experience, and others.

Our business and the aircraft we operate are characterized by changing technology, introductions and enhancements of models of aircraft and services and shifting customer demands, including technology preferences. Our future growth and financial performance will depend in part upon our ability to develop, market and integrate new services and to accommodate the latest technological advances and customer preferences. In addition, the introduction of new technologies or services that compete with our product and services could result in our revenues decreasing over time. If we are unable to upgrade our operations or fleet with the latest technological advances in a timely manner, or at all, our business, financial condition and results of operations could suffer.

We depend significantly on automated systems and cyber security threats continue to increase in frequency and sophistication, and a successful cyber security attack could interrupt or disrupt our IT Systems, or those of our third-party service providers, which could, among other adverse effects, disrupt our business, force us to incur costs or cause reputational harm.

We depend on our IT Systems to operate our businesses, including our fleet and network management system, telecommunications system and website. Significant or repeated breakdowns of these systems may impede our customers’ access to our services, which may cause them to use another service provider, adversely affecting our net revenues. In addition, any internal technological error or failure or large-scale external interruption in the technological infrastructure we depend on may disrupt our internal network. Any individual, sustained or repeated failure of our technology or that of our major partners could impact our ability to conduct our business, lower the utilization of our aircraft and result in the loss of important data, increase our expenses and generally harm us.

These interruptions may include but are not limited to computer hackings, computer viruses, worms or other disruptive software, or other malicious activities. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, our information technology networks and systems process, transmit and store personal and financial information, proprietary information of our business in accordance with the data protection and privacy laws to which we are subject to such as Data Protection Regulation (EU) 2016/679 and Turkish Personal Data Protection Law No. 6698, and also allow us to coordinate our business across our operation bases, and allow us to communicate with our employees and externally with customers, suppliers, partners and other third parties. As a part of our ordinary business operations, we collect and store sensitive data, including personally identifiable information of our employees. While we believe we take reasonable steps to secure these information technology networks and systems, and the data processed, transmitted, and stored thereon, such networks, systems, and data may be susceptible to cyberattacks, viruses, malware, or other unauthorized access or damage (including by environmental, malicious, or negligent acts), which could result in unauthorized access to, or the release and public exposure of, our proprietary information, customers’ or business partners’ information, or our employees’ personal information. We may also implement certain changes to our systems that may result in breakdowns, fleet and network mismanagement or telecommunications interruptions, all of which would negatively affect us. Furthermore, the compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information or disruption to our operations. Any of these occurrences could result in damage to our reputation, which could adversely impact customer and investor confidence.

Risks Related to Türkiye

The catastrophic earthquakes in February 2023 could have a material adverse effect on Türkiye and in turn on our business, results of operations and financial condition.

In early February 2023, Türkiye and neighboring countries suffered a catastrophic earthquake centered near Gaziantep in southern Türkiye followed by several aftershocks. These geological events caused significant damage and loss of life in the areas of Türkiye directly impacted. The region’s infrastructure has suffered significant damage. On February 8, 2023, the government impose a state of emergency for a term of three months. As of the date of this proxy statement/prospectus, none of our headquarters and facilities are located in the areas directly impacted by the earthquake. However, the full impact of the earthquake on Türkiye’s economy and impact on the elections to be held in the first half of 2023 remain uncertain. In turn, the extent of the impact on our business, results of operations and prospects, remains uncertain.

We are subject to risks associated with doing business in an emerging market.

We are a company established and operating under the laws of Türkiye. As a result, our business, results of operations, financial condition and prospects are significantly affected by the overall level of economic activity and political stability in Türkiye. Despite Türkiye undergoing significant political and economic reform in recent years that increased stability and led to economic growth, Türkiye is still considered by international investors to be an emerging market. Emerging markets such as Türkiye are subject to greater risk than more developed markets of being perceived negatively by investors based upon external events, and financial turmoil in any emerging market (or global markets generally) could disrupt the business environment in Türkiye. Moreover, financial turmoil in one or more emerging market(s) tends to adversely affect prices for securities in other emerging market countries as investors move their money to countries that are perceived to be more stable and economically developed. An increase in the perceived risks associated with investing in emerging economies could dampen capital flows to Türkiye and adversely affect the Turkish economy. As a result, investors’ interest in the securities (and thus their market price) might be subject to fluctuations that might not necessarily be related to economic conditions in Türkiye or our financial performance. Investors’ interest in Türkiye might be negatively affected by events in other emerging markets or the global economy in general, which could adversely affect the value of our business and could have a material adverse effect on our business, results of operations and prospects.

Our headquarters and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye.

Our headquarters and facilities are located in Türkiye and we provide most of our services from these facilities. Accordingly, political and economic conditions in Türkiye may directly affect our business.

Prior to its current presidential republic system, Türkiye was a parliamentary republic from 1923 to 2018. Unstable coalition governments have been common and, since the establishment of the parliamentary system, Türkiye has had over 60 governments, with political disagreements frequently resulting in early elections. Furthermore, although its role has diminished in recent years, the Turkish military establishment historically has played a significant role in Turkish government and politics, intervening in the political process in 1960, 1971 and 1980. Most recently in July 2016, the Turkish government was subject to a failed coup attempt. As a result of the coup attempt, a nationwide state of emergency was imposed until July 2018.

Following a constitutional referendum on April 16, 2017, the parliamentary system and council of ministers were abolished and replaced with executive presidency and a presidential system. In the presidential election held on June 24, 2018, President Erdoğan was re-elected with approximately 52.6% of the vote.

Political uncertainty has affected certain investors’ perception of Türkiye and the strength of the Turkish economy. Since 2016, each of Standard & Poor’s, Moody’s and Fitch has repeatedly downgraded Türkiye’s sovereign credit rating, although Fitch revised Türkiye’s outlook from negative to stable in February 2021. On 2 December 2021, Fitch further revised Türkiye’s sovereign rating outlook to negative from stable.

If new developments that are considered to contribute to instability in Türkiye emerge, the value of our ordinary shares could decline.

Türkiye’s economy is subject to inflation and risks related to its current account deficit.

Macroeconomic developments in Türkiye, in particular those related to current account deficit and inflationary pressures, also affect our business. The current account deficit in Türkiye was (0.7)%, 4.9% and 1.7% of the GDP in 2019, 2020 and 2021, respectively. Türkiye’s high current account deficit may reflect both Türkiye’s long-standing structural economic problems and current economic and market conditions. Structural economic problems include dependence on imported energy and a high proportion of imports for manufacturing and domestic consumption and a low savings rate. To date, Türkiye’s current account deficit has been funded largely through short-term foreign capital borrowings and foreign portfolio investments. Increased uncertainty in the global financial markets could make it more difficult for Türkiye to finance its current account deficit, leading to increased volatility in the Turkish economy, which could have a material adverse effect on our business and results of operations.

The Turkish economy has also experienced significant inflationary pressures in the past with year-over-year consumer price inflation rates as high as 69.7% in the early 2000s. Consumer price inflation was 11.8% in 2019, 14.6% in 2020 and 36.08% in 2021, year-to-year. Although the Central Bank announced in February 2021 that it intends to maintain its existing tight monetary policy stable through 2023, inflationary pressures may result in Turkish inflation exceeding the Central Bank inflation target of 5%, which may cause the Central Bank to take further measures to control inflation. The Central Bank’s policies are subject to change and the possibility of a revision in policies of the Central Bank in this respect cannot be excluded. This tight monetary policy has involved setting high interest rates, thereby restricting the availability of credit and limiting economic growth. Further, these policies may be incapable of preventing increases in the inflation rate, which could adversely affect economic stability.

Although, we incur a significant part of our revenue, cost of sales and expenses in U.S. dollars, in the event of an increase in inflation, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, and we may experience an increase in labour costs, which may adversely affect our business and results of operations. Inflation and government measures to combat inflation that impact macroeconomic stability in Türkiye may also lead reductions in consumer confidence, consumer spending and general demand, which could have a material adverse effect on our business and results of operations. If these events continue, or if new economic developments emerge that have a similar effect, the value of our ordinary shares could decline.

Türkiye’s economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks.

Since the mid-1980s, the Turkish economy has moved from a highly protected state-directed system to a market-oriented free enterprise system. Reforms have, among other things, largely removed price controls and reduced subsidies, reduced the role of the public sector in the economy, emphasized growth in the industrial and service sectors, liberalized foreign trade, reduced tariffs, promoted export growth, eased capital transfer and exchange controls, encouraged foreign investment, strengthened the independence of the Central Bank, led to full convertibility of the Turkish Lira by accepting Article VIII of the International Monetary Fund’s (the “IMF”) Articles of Agreement and overhauled the tax system.

However, the Turkish economy has also experienced a succession of financial crises and severe macroeconomic imbalances. These include substantial budget deficits, significant current account deficits, high rates of inflation, depreciation of Turkish Lira and high real rates of interest.

In March 2019, the United States announced that imports from Türkiye would no longer be eligible for tariff relief under the “Generalized System of Preferences” program, which seeks to promote economic growth in countries identified as developing countries. The United States cited Türkiye’s rapid economic development since its entry into the program and that it thus no longer qualified to benefit from these tariff preferences.

Regulatory changes such as these reflect increasing challenges faced by some exporters, which might have a material adverse effect on Türkiye’s economy and/or the financial condition or one or more industries within Türkiye.

In September 2020, the Turkish Treasury and Finance Minister announced a new medium term economic program named the New Economic Program (“New Economic Program”) for the 2021 to 2023 period. The New Economic Program set GDP growth estimates as 0.3% for 2020, 5.8% for 2021 and 5.0% for each of 2022 and 2023. Furthermore, it has estimated the inflation rate as 10.5%, 8.0%, 6.0% and 4.9% for 2020, 2021, 2022 and 2023, respectively. There can be no assurance that these targets will be reached, that the Turkish government will continue to implement its current and proposed economic and fiscal policies successfully or that the economic growth achieved in recent years will continue considering external and internal circumstances, including the Central Bank’s efforts to curtail inflation and simplify monetary policy while maintaining a lower funding rate, the current account deficit and macroeconomic and political factors, such as changes in oil prices and uncertainty related with conflicts in Iraq and Syria as well as Russia (See “Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on our business, financial condition, results of operations or prospects”) and the political developments in Türkiye (see “Our headquarters and other operations and facilities are located in Türkiye and, therefore, our prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Türkiye”). Any of these developments might cause Türkiye’s economy to experience macro-economic imbalances, which might impair our business strategies and/or have a material adverse effect on our business, financial condition and/or results of operations.

Türkiye is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect us.

Türkiye is located in a region that has been subject to ongoing political and security concerns. Türkiye has been subject to a number of terrorist attacks, resulting in a number of fatalities and casualties. Such incidents have had, and could continue to have, a material adverse effect on the Turkish economy. This, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Türkiye has been subject to a number of bombings, including tourist-focused centers in İstanbul and the city center in Ankara, which have resulted in a number of fatalities. Such incidents may continue to occur periodically, the most recent incident to result in fatalities in a major town occurred in November 2022. Such internal and external unrest and the threat of future terrorist acts may lead to reductions in consumer confidence, consumer spending, general demand, which would have a material adverse effect on our business and results of operations.

Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on our business, financial condition, results of operations or prospects.

Türkiye is located in a region that has been subject to ongoing political and security concerns. Political uncertainty in and tensions regarding certain neighboring and nearby countries has from time to time had an impact on the political and economic environment in Türkiye and may affect investors’ perceptions of the risks of investing in the securities of Turkish companies. Any material adverse impact on the Turkish economy or political stability as a result of deteriorations of Türkiye’s international relations, especially resulting from the events which affect Türkiye’s relationship with the countries or regions described below, could result in a reduction in consumer confidence, consumer spending, general demand for our services, which would have a material adverse effect on our business and results of operations.

Risks from events affecting Türkiye’s relationship with Russia

Russia has become Türkiye’s second largest trading partner and the largest supplier of natural gas to Türkiye but tensions between Türkiye and Russia have arisen from time to time.

On 24 February 2022, Russia launched a military invasion against Ukraine. This has resulted in a significant increase in tensions between Russia and a number of countries, as well as with the North Atlantic Treaty Organization (“NATO”). The United States, Canada, the United Kingdom and several European countries, among others, have imposed sanctions on Russia which include, among others, the freezing of the assets of the central bank of Russia, the banning of all transactions with the central bank of Russia and the removal of certain Russian banks from the swift messaging system, restrictions on access to financing by Russian entities, and export controls targeting Russia’s energy and defence sectors. Additionally, the United States has imposed additional sanctions targeting Russia’s oil and gas sector and oil and gas exports, by banning Russian imports of oil and gas in the U.S., while similar sanctions are also being considered by the EU and the United Kingdom. Several rounds of peace negotiations have been carried out to date, including with the participation of Türkiye as mediator. Türkiye’s role as a NATO member and as host to ceasefire negotiations between Ukrainian and Russian negotiators may materially affect Türkiye’s global diplomatic position as well as its economy and financial condition.

As of the date hereof, any disruption to energy supplies and regional and global trade flows as a result of the invasion and the subsequent sanctions remains unclear and continues to depend on global and regional economic and political developments. The global economic and political environment and the impact of the sanctions imposed on Russia to the global economy remain highly uncertain.

Following the imposition of sanctions against Russia, thousands of Russians and Ukrainians have fled to Türkiye to stay, invest, and hold assets since Türkiye has not been imposing any sanctions on Russia except the closure of the Bosporus and Dardanelles straits to warships. Türkiye has not been following the wave of sanctions imposed by many countries, and Türkiye’s policy stance with respect to sanctions cannot be predicted with certainty.

Additional sanctions imposed on Russia by other countries may have a material adverse effect on Türkiye due to its relations with Russia, Russian people and Russian entities. Although we do not have any business operations in Russia, the impact of additional sanctions, or of a deterioration of relations between Türkiye and Russia or the United States over events in Ukraine, on the Turkish economy may be significant, which in turn may materially and adversely affect our business, financial condition and/or results of operations.

Risks from events affecting Türkiye’s relationship with the European Union

In recent years, several important natural gas reserves have been discovered in the eastern Mediterranean. The European Union (“EU”) and Türkiye have supported conflicting claims to the gas in these waters. On November 11, 2019, the EU adopted a framework for imposing sanctions on individuals or entities responsible for, or involved in, drilling and exploration activities. In October 2020, both France and Greece asked the EU to consider suspending the bloc’s customs union agreement with Türkiye. Any decision by the EU to abolish the customs union with Türkiye, end Türkiye’s EU accession bid or impose additional sanctions on Türkiye might cause a deterioration of the relationship between Türkiye and the EU, impede Türkiye’s access to EU funding and have a material adverse impact on Türkiye’s economy.

Risks from events affecting Türkiye’s relationship with the United States

The relationship between the US and Türkiye has been strained by recent developments in the region, and also by Türkiye’s agreement to acquire an air and missile defense system from Russia in December 2017. In response to these events, the United States Congress has considered potential sanctions on Türkiye and limited Türkiye’s ability to acquire fighter jets from the United States. In December 2020, the United States imposed sanctions that targeted the Presidency of Defense Industries (SSB) of Türkiye, its chairman and three other employees.

In 2018, a New York federal court found a former executive at Türkiye’s majority state-owned bank Türkiye Halk Bankası A.Ş. guilty on charges that included bank fraud and conspiracies to evade U.S. sanctions against Iran and sentenced him to prison. He was released in July 2019, but the US Department of Justice brought similar allegations against Türkiye Halk Bankası A.Ş., which are ongoing as of the date of this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the final outcome in relation to the judicial process, or whether any sanction, fine or penalty will be imposed by the Office of Foreign Assets Control (“OFAC”) or any other U.S. regulatory body on Türkiye Halk Bankası A.Ş. or any other Turkish bank or person in connection with those matters, as well as the possible reaction of the Turkish Government or the financial markets to any such events, is unknown.

President Biden won the U.S. presidential election held on 3 November 2020 and the Biden administration took office on 20 January 2021. On April 2021, U.S. President Biden referred to the World War I deaths of Armenians in the Ottoman Empire as genocide, which might negatively contribute to Türkiye’s relationship with the United States. It is uncertain whether the positions that the new administration might take with respect to Türkiye, including relating to any of the aforementioned topics, (including potential additional sanctions), might materially alter the relationship between Türkiye and the U.S.

The United States has expressed concern Russian oligarchs are increasingly using Türkiye as a haven to shelter assets after the United States imposed Ukraine-related sanctions against Russia. In August 2022, the Biden Administration warned Turkish business associations that Turkish companies could face sanctions if they do business with Russian individuals and institutions. The Turkish government has indicated it seeks to intensify its economic cooperation with Russia.

Actual or perceived political instability in Türkiye, escalating diplomatic and political tensions with the United States or other countries, and/or other political circumstances could have a material adverse effect on our business, financial condition or results of operations or on the market price of our ordinary shares.

Risks Related to Operating as a Public Company

Our senior management team has limited experience managing a public company, and regulatory compliance obligations may divert their attention from the day-to-day management of our businesses.

The individuals who now constitute our senior management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our businesses, which could adversely affect our businesses. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and Public Company Accounting Oversight Board regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

Upon completion of the Business Combination, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the Public Company Accounting Oversight Board. These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.

We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Our current controls and any new controls that we develop may also become inadequate because of changes in our business, and weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods, undermine investor confidence in us, and adversely affect the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

We will incur significant costs as a result of operating as a public company.

We currently operate on a private basis. After the closing of the Business Combination, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes are greater than those for private companies. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an emerging growth company. In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming, and costly, although we are currently unable to estimate these costs with any degree of certainty.

We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation. These factors may therefore strain our resources, divert management’s efforts.

We have identified material weaknesses in its internal control over its financial statements for the years ended December 31, 2021 and 2020. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in MNG and materially and adversely affect our business and operating results.

In connection with the audits of our financial statements for the years ended December 31, 2021 and 2020, we identified certain control deficiencies in the design and operation of internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis. The material weaknesses specifically resulted from (i) inadequate risk assessment over certain processes (ii) lack of controls over general IT controls for information systems that are relevant to the preparation of the financial statements, (iii) insufficient design and implementation of processes and controls; lack of written, appropriately defined policies and procedures over business processes and internal controls; including segregation of duties; and lack of documentation of judgments made by management.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in its financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Risks Related to Golden Falcon and the Business Combination

Sponsor, and Golden Falcon’s officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering the recommendation of the Golden Falcon Board that the stockholders vote in favor of the approval of the Business Combination Proposal, Golden Falcon Stockholders should be aware that certain of Sponsor, officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Golden Falcon Stockholders. These interests include:

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the beneficial ownership of the Sponsor, which is controlled by Makram Azar, Golden Falcon’s chief executive officer and director, and Scott Freidheim, chairman of the Golden Falcon Board, of an aggregate of 17,345,000 shares of Golden Falcon Common Stock, consisting of;

•

8,625,000 Founder Shares purchased by the Sponsor for an aggregate price of approximately $25,000 (of which an aggregate of 180,000 shares were transferred to Golden Falcon’s independent directors), which shares will be converted into shares of Class A Common Stock immediately prior to the Closing; and

•	8,900,000 shares of Class A Common Stock underlying Private Placement Warrants purchased by the Sponsor at $1.00 per warrant for an aggregate purchase price of approximately $8.9 million.

•

All of the above Founder Shares and Warrants would become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption and liquidation with respect to these shares. Such shares and warrants have an aggregate market value of approximately $[●] million and $[●], respectively, based on the closing price of Class A Common Stock of $[●] and the closing price of Warrants of $[●] on the NYSE on [●], 2023;

•

the fact that the Sponsor has made available to Golden Falcon a loan of up to $1,000,000 pursuant to the Sponsor Convertible Promissory Note, of which $806,495 was advanced by the Sponsor to Golden Falcon as of the date of this proxy statement/prospectus, and that the note will mature on the date on which Golden Falcon consummates its initial business combination (and as such, such loan is expected to be repaid in connection with the Closing). At the option of Golden Falcon, the Sponsor Convertible Promissory Note may be converted into MNG Warrants at a price of $1.00 per warrant. If the Business Combination is not completed and Golden Falcon winds up, there may not be sufficient assets to repay the Sponsor Convertible Promissory Note and it will be worthless;

•

the beneficial ownership of Golden Falcon’s independent directors, Xavier Rolet, KBE, Dominique D’Hinnin, I. Martin Pompadur, Isabelle Amiel Azoulai and Mikael Breuer-Weil, who each hold 36,000 Founder Shares with a market value of approximately $[●] based on the closing price of Class A Common Stock of $[●] on the NYSE on [●], 2023. The Founder Shares would become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the independent directors have waived any right to redemption with respect to these shares;

•

the fact that given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Units sold in the Golden Falcon IPO and the substantial number of shares of Class A Common Stock that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the MNG ADSs trade below the price initially paid for the Units in the Golden Falcon IPO and the Golden Falcon Stockholders experience a negative rate of return following the completion of the Business Combination;

•	the agreement by the Sponsor and Golden Falcon’s directors to vote any shares of Golden Falcon Common Stock held by them in favor of the Business Combination Proposal;

•

the fact that if the Trust Account is liquidated, including in the event Golden Falcon is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Golden Falcon to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Golden Falcon has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Golden Falcon, but only if such a vendor or target business has not executed a waiver (other than Golden Falcon’s independent public accountants) of any and all rights to amounts held in the Trust Account;

•

the fact that Golden Falcon’s officers, directors, Initial Stockholders and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations. These individuals have negotiated the repayment of any such expenses upon completion of an initial business combination. However, if Golden Falcon fails to consummate a business combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Golden Falcon will most likely not be able to reimburse these expenses if the Business Combination is not completed. Although as of the record date, Golden Falcon’s officers, directors, Initial Stockholders and their affiliates had not incurred any unpaid reimbursable expenses, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and Golden Falcon in the amount of $10,000 as of September 30, 2022, they may incur such expenses in the future. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination;

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The Existing Charter provides that the doctrine of corporate opportunity will not apply with respect to Golden Falcon or any of its officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Golden Falcon does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. In the course of their other business activities, Golden Falcon’s officers and directors may become aware of other investment and business opportunities which may be appropriate for presentation to Golden Falcon as well as the other entities with which they are affiliated. Golden Falcon’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business opportunity should be presented, any entity with whom Golden Falcon’s management has a pre-existing fiduciary obligation will be presented the opportunity before Golden Falcon is presented with it. Golden Falcon does not believe, however, that the fiduciary duties or contractual obligations of Golden Falcon’s officers or directors or waiver of corporate opportunity materially affected Golden Falcon’s search for a Business Combination. Golden Falcon is not aware of any such corporate opportunity not being offered to Golden Falcon and does not believe the renouncement of Golden Falcon’s interest in any such corporate opportunities impacted Golden Falcon’s search for an acquisition target;

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the anticipated continuation of Scott Freidheim, Chairman of the Golden Falcon Board and Makram Azar, Golden Falcon’s Chief Executive Officer and director, as independent directors of MNG following the Closing; and

•	the continued indemnification of current directors and officers of Golden Falcon and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may have influenced Golden Falcon’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby.

Golden Falcon Stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Golden Falcon Stockholders currently have the right to vote in the election of the Golden Falcon Board and on certain other matters affecting Golden Falcon. It is anticipated that, immediately following the Business Combination and related transactions, (1) the Golden Falcon Stockholders will own approximately 6.6% of the outstanding MNG ADSs (and the MNG Ordinary Shares represented thereby), (2) MNG Shareholders will own approximately 91.8% of the outstanding MNG ADSs (and the MNG Ordinary Shares represented thereby), and (3) the holders of Founder Shares will collectively own approximately 1.6% of the MNG ADSs (and the MNG Ordinary Shares represented thereby). These percentages assume that no Public Stockholders exercise their redemption rights in connection with the Business Combination. To the extent that any shares are issued in connection with any Potential Financing arrangements of Golden Falcon, Golden Falcon Stockholders’ percentage ownership of MNG ADSs (and the MNG Ordinary Shares represented thereby) will be further diluted. Because of this, Golden Falcon Stockholders, as a group, will have less influence on our Board and the management and policies than they now have on the Golden Falcon Board and the management and policies of Golden Falcon.

Securities of special purpose acquisition companies that have engaged in a business combination transaction, such as the Business Combination, may experience a material decline in price relative to the share price of the special purpose acquisition company prior to such business combination transaction.

As with most initial public offerings of special purpose acquisition companies in recent years, Golden Falcon issued Public Shares for $10.00 per share upon the closing of the Golden Falcon IPO. As with other special purpose acquisition companies, the $10.00 per share price reflected each Public Share having a right to redeem such share for a pro rata portion of the proceeds held in the Trust Account, which is expected to equal approximately $[●] per share prior to the Closing. Following the Closing, the MNG ADSs (and the MNG

Ordinary Shares represented thereby) will no longer have any such redemption right and will be solely dependent upon our fundamental value, which, like the securities of other companies formed through business combination transactions with special purpose acquisition companies in recent years, may be significantly less than $10.00 per share.

Because we have no current plans to pay cash dividends on our Golden Falcon Common Stock, you may not receive any return on investment unless you sell your Class A Common Stock for a price greater than that which you paid for it.

Golden Falcon has not paid any cash dividends on the Class A Common Stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of, prior to the Closing, the Golden Falcon Board and, following the Closing, the Board of Directors, and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the respective board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in Class A Common Stock unless you sell Class A Common Stock for a price greater than that which you paid for it. See the section entitled “Market Price and Dividend Information.”

Golden Falcon Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Golden Falcon Stockholders may be forced to sell their securities, potentially at a loss.

Golden Falcon Stockholders will be entitled to receive funds from the Trust Account only (i) in the event of a redemption to Golden Falcon Stockholders prior to any winding up in the event Golden Falcon does not consummate its initial business combination or its liquidation, (ii) if they redeem their shares in connection with an initial business combination that Golden Falcon consummates or, (iii) if they redeem their shares in connection with a stockholder vote to amend the Existing Charter (A) to modify the substance or timing of Golden Falcon’s obligation to redeem 100% of the Public Shares if Golden Falcon does not complete its initial business combination by June 22, 2023 (or such earlier date as determined by its Board) or (B) with respect to any other provision relating to Golden Falcon’s pre-business combination activity and related stockholders’ rights. In no other circumstances will a stockholder have any right or interest of any kind to the funds in the Trust Account. In addition, holders of Warrants will not have any right to the proceeds held in the Trust Account with respect to their Warrants. Accordingly, to liquidate their investment, the Golden Falcon Stockholders may be forced to sell their securities, potentially at a loss.

If we consummate the Business Combination, there is no guarantee that the Public Warrants will ever be in the money, and they may expire worthless and the terms of the Public Warrants may be amended.

The exercise price for the Public Warrants is $11.50 per share of Class A Common Stock. There is no guarantee that the Public Warrants will ever be in the money prior to their expiration, and as such, the Public Warrants may expire worthless. In addition, the terms of the Public Warrants may be amended under certain circumstances. See the risk factor titled “We may amend the terms of the Warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding Public Warrants.”

There is no guarantee that a Public Stockholder’s decision to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a Public Stockholder may be able to sell its Class A Common Stock in the future following the completion of the Business Combination or following any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the price of MNG ADSs (and the MNG Ordinary Shares represented thereby), and may result in a lower value realized now than a Public Stockholdermight realize in the future had the stockholder not redeemed its shares. Similarly, if a Public Stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the MNG ADSs after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its MNG ADSs (or the MNG Ordinary Shares represented thereby) in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Stockholder should consult its own financial advisor for assistance on how this may affect his, her or its individual situation.

The nominal purchase price paid by the Sponsor and independent directors for the Founder Shares may significantly dilute the implied value of the Public Shares upon completion of the Business Combination. In addition, the value of the Founder Shares will be significantly greater than the amount the Sponsor and independent directors paid to purchase such shares, even if the Business Combination causes the trading price of the MNG ADSs to materially decline.

The Sponsor and independent directors invested an aggregate of $8,925,000 in Golden Falcon, comprised of the $25,000 purchase price for the Founder Shares and the $8,900,000 purchase price paid by the Sponsor for the private placement warrants. The amount held in the Trust Account was $42,563,077 as of December 31, 2022, implying a value of approximately $10.11 per Public Share.

The following table shows the Public Stockholders’ and the Sponsor’s and independent directors’ investment per share and how these compare to the implied value of one MNG ADS (and the MNG Ordinary Share represented thereby) upon the completion of the Business Combination. The following table assumes that (i) MNG’s valuation is $42,563,077 (which is the amount Golden Falcon held in the Trust Account as of December 31, 2022), (ii) no additional interest is earned on the funds held in the Trust Account, (iii) no Public Shares are redeemed in connection with the Business Combination and (iv) all Founder Shares are converted into MNG ADSs and held by the Sponsor and the independent directors upon completion of the Business Combination, and does not take into account other potential impacts on Golden Falcon’s valuation at the time of the Business Combination such as (a) the value of the Warrants, (b) the trading price of Class A Common Stock, (c) the Business Combination transaction costs (including payment of the Deferred Underwriting Fee (as defined herein)), (d) any equity issued to MNG’s equityholders, (e) any equity issued as a result of Potential Financing arrangements or to other third party investors, (g) the transfer of 115,000 Transfer Shares (as defined herein) to certain stockholders following the Closing, within 10 days after the expiration of the earliest lockup applicable to the Founder Shares, (h) the vesting conditions to which a portion of the MNG ADSs received by the Sponsor Persons in the Merger will be subject, or (i) MNG’s business itself.

Shares held by Public Stockholders	4,208,579 shares
Shares held by the Sponsor and independent directors	8,625,000 shares

Total shares of Golden Falcon Common Stock	12,833,579 shares
Total funds in the Trust Account (1)	$42,563,077
Public Stockholders’ investment per Public Share(2)	$10.00
Sponsor’s and independent directors’ investment per Founder Share(3)	$0.003
Implied value per share of MNG ADS (and MNG Ordinary Share represented thereby) immediately following the Closing	$3.32

(1)	Amount held in the Trust Account as of December 31, 2022.
(2)

While the Public Stockholders’ investment in Units represents an investment in both the Public Shares and the Public Warrants, for purposes of this table the full investment amount is ascribed to the Public Shares only.

(3)	Calculated based on the Sponsor’s and independent directors’ $25,000 investment in Founder Shares. This does not include the Sponsor’s $8,900,000 investment in the Private Placement Warrants.

Based on these assumptions, each MNG ADS (and the MNG Ordinary Share represented thereby) would have an implied value of $3.32 per share upon completion of the Business Combination, representing an approximately 66.8% decrease from the initial implied value of $10.00 per Public Share. While the implied value of $3.32 per share upon completion of the Business Combination would represent a dilution to the Public Stockholders, this would represent an increase in value for the Sponsor relative to the price it paid for each Founder Share. At $3.32 per share, the 8,625,000 MNG ADSs of the post-combination company (not taking into account the potential impact of the Transfer Shares and the vesting conditions to which a portion of the MNG ADSs received by the Sponsor Persons in the Merger will be subject) that the Sponsor and the Initial Stockholders holding Founder Shares would own upon completion of our initial business combination would have an aggregate implied value of $28,635,000. As a result, even if the trading price of MNG ADSs significantly declines, the value of the Founder Shares held by the Sponsor and independent directors will be significantly greater than the amount they paid to purchase such shares. In addition, the Sponsor and independent directors could potentially recoup their entire investment, inclusive of the Sponsor’s investment in the Private Placement Warrants, even if the trading price of MNG ADSs after the completion of the Business Combination is as low as $1.03 per share. As a result, the Sponsor and independent directors are likely to earn a substantial profit on their investment in us upon disposition of the MNG ADSs of the post-combination company even if the trading price of the MNG ADSs of the post-combination company declines after we complete our initial business combination. The Sponsor and independent directors holding Founder Shares may therefore be economically incentivized to complete an initial business combination even if its terms are not in the best interests of Public Stockholders, rather than liquidating Golden Falcon. This dilution would increase to the extent that Public Stockholders seek redemptions from the Trust Account for their Public Shares.

Warrants will become exercisable for MNG Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

If the Business Combination is completed, 17,250,000 Public Warrants and 8,900,000 Private Placement Warrants, if no longer held by the sponsor but by its permitted transferees, will become exercisable for shares of MNG Ordinary Shares in accordance with the terms of the Warrant Agreement. These Warrants will become exercisable 30 days after the Closing, with an exercise price of $11.50 per share of MNG Ordinary Share. To the extent such warrants are exercised, additional MNG Ordinary Shares will be issued, which will result in dilution to our then existing security holders and increase the number of MNG ADSs eligible for resale in the public market. Sales of substantial numbers of such MNG ADSs in the public market or the fact that such warrants may be exercised could adversely affect the market price of MNG ADSs. However, there is no guarantee that the Public Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

The Sponsor, and Golden Falcon’s officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

Unlike many other blank check companies in which the founders, officers and directors agree to vote their founder shares in accordance with the majority of the votes cast by the Public Stockholders in connection with an initial business combination, the Sponsor, and Golden Falcon’s officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of an agreement entered into with Golden Falcon, to vote any Founder Shares or shares of Class A Common Stock held by them in favor of the Business Combination. We expect that the Sponsor, officers and directors (and their permitted transferees) will own at least approximately 67.2% of the issued and outstanding shares of Golden Falcon Common Stock at the time of any such stockholder vote. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their shares in accordance with the majority of the votes cast by the Public Stockholders.

The Sponsor, or Golden Falcon’s directors, officers, strategic advisors or their affiliates may elect to purchase shares from Public Stockholders, which may limit the number of redemptions in the Business Combination and reduce the public “float” of the Class A Common Stock.

The Sponsor, or Golden Falcon’s directors, officers, strategic advisors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Golden Falcon’s shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, or Golden Falcon’s directors, officers, strategic advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to limit the number of Public Shares electing to redeem, thereby increasing the amount of cash available to Golden Falcon for use in the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Class A Common Stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of Golden Falcon’s securities on a national securities exchange. Any Public Shares purchased by the Sponsor or Golden Falcon’s directors, officers, strategic advisors or their affiliates would be purchased at a price no higher than the per share pro rata portion of the Trust Account. Any Public Shares so purchased would not be voted in favor of the Business Combination Proposal at the Special Meeting and would not be redeemable by the Sponsor or Golden Falcon’s directors, officers, advisors or their affiliates.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Golden Falcon will file a Current Report on Form 8-K to disclose arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of shares or warrants purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Business Combination Proposal will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the Sponsor or Golden Falcon’s directors, officers, advisors or their affiliates, and the number of Public Shares then redeemed.

The historical financial results of MNG and unaudited pro forma financial information included herein may not be indicative of what MNG’s actual financial position or results of operations would have been.

Our historical financial results included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a public company during the periods presented or those we will achieve in the future. Our financial condition and future results of operations could be materially different from amounts reflected in our historical financial statements included elsewhere in this proxy statement/prospectus, and it may be difficult for investors to compare our future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information included herein is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, Golden Falcon being treated as the “acquired” company for financial reporting purposes in the Business Combination, our total debt obligations and the cash and cash equivalents on the date the Business Combination closes and the number of Public Shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, and our actual financial condition and results of operations may vary materially from such pro forma financial information, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Golden Falcon may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate.

Pursuant to the Existing Charter, unless extended by stockholder vote, Golden Falcon has until June 22, 2023 (or such earlier date as determined by the Golden Falcon Board) to complete an initial business combination. Golden Falcon may not be able to consummate an initial business combination within such time period. However, Golden Falcon’s ability to complete its initial business combination may be negatively impacted by general market conditions, pandemics and other public health crises, volatility in the capital and debt markets and the other risks described herein.

If Golden Falcon has not completed its initial business combination within such time period, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The consummation of the Business Combination is subject to a number of conditions and if these conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be consummated.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include, but are not limited to: approval by the required stockholders of Golden Falcon and MNG of the Business Combination Agreement and the Business Combination, effectiveness of the registration statement of which this proxy statement/prospectus is a part, Golden Falcon having at least $5,000,001 of net tangible assets immediately after giving effect to the redemptions of Public Stockholders upon the Closing, the Available Cash being at least $30,000,000, the accuracy of the Fundamental Representations by both parties (without giving any effect to Material Adverse Effect qualifiers set forth in the Business Combination Agreement), obtaining the required regulatory approvals, and the performance by both parties of their covenants and agreements. These conditions to the closing of the Business Combination may not be fulfilled in a timely manner or at all, and, accordingly, the closing of the Business Combination may be significantly delayed or not occur at all. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, or Golden Falcon or MNG may elect to terminate the Business Combination Agreement in certain other circumstances. See “The Business Combination Agreement —Termination”.

Golden Falcon or we may waive one or more of the conditions to the Business Combination.

Golden Falcon and we may agree to waive, in whole or in part, some of the conditions to the obligations to complete the Business Combination, to the extent permitted by the governing documents of Golden Falcon and us. For example, it is a condition to close the Business Combination that certain of our representations and warranties are true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a material adverse effect. However, if Golden Falcon Board determines that it is in Golden Falcon Stockholders’ best interest to waive any such breach, then Golden Falcon Board may elect to waive that condition and consummate the Business Combination. The existence of financial and personal interests of one or more of the Golden Falcon directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for Golden Falcon and its stockholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. Further, it is a condition to our obligation to close the Business Combination that the Available Cash must not be less than $30,000,000. If the Available Cash does not exceed $30,000,000 and we elect to waive this condition and consummate the Business Combination, we may have less capital to execute its business plan and growth prospects, which could have a material adverse effect on our financial condition following the consummation of the Business Combination.

Notwithstanding the foregoing, certain Closing conditions may not be waived due to the parties’ charter or organizational documents, applicable law, or otherwise. The following Closing conditions may not be waived: receipt of the requisite stockholder approvals, Golden Falcon maintaining at least $5,000,001 of net tangible assets after giving effect to redemptions of Public Shares, the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus forms a part, and the absence of any law or order that would prohibit the consummation of the Business Combination. See the section “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing” for further information.

Golden Falcon may not be able to obtain any Potential Financing which may adversely impact its ability to complete the Business Combination.

During the period from the signing of the Business Combination Agreement and continuing until the earlier of the termination of the Business Combination Agreement and the Closing, Golden Falcon may enter into Potential Financings with potential investors in order to satisfy certain Closing conditions, including the Available Cash condition of $30 million. As of the date of this proxy statement/prospectus, no Potential Financings have been entered into. There is no assurance that Golden Falcon will be able to enter into any Potential Financing. If the amount in the Trust Account, after giving effect to redemptions of Public Shares, plus amounts raised from any Potential Financings, if any, are not sufficient to meet the Available Cash condition, unless this condition is waived, Golden Falcon will not be able to consummate the Business Combination.

Golden Falcon Board did not obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Golden Falcon Stockholders.

In analyzing the Business Combination, Golden Falcon’s management conducted significant due diligence on us. For a complete discussion of the factors utilized by the Golden Falcon Board in approving the Business Combination, see the section entitled “The Business Combination Proposal—Golden Falcon Board’s Reasons for Approval of the Business Combination.” The Golden Falcon Board believes because of the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders and that our fair market value was at least 80% of our net assets (excluding any taxes payable on interest earned).

Notwithstanding the foregoing, the Golden Falcon Board did not obtain a third-party valuation or fairness opinion to assist it in its determination. Accordingly, investors will be relying solely on the judgment of Golden Falcon Board in valuing us, and the Golden Falcon Board may be incorrect in its assessment of the Business Combination. The Golden Falcon Board determination was partially based on quantitative factors such as historical financial results of our business, comparable company analysis based on selected publicly-traded companies and the projected financial information, as discussed under the heading “Proposal No. 1 – The Business Combination Proposal – The Business Combination – The Background of the Business Combination.” However, the Golden Falcon Board did not rely solely on quantitative factors. The Golden Falcon Board also made qualitative judgements based on information regarding (i) our business, prospects, financial condition, operations, management, competitive position, and strategic business goals and objectives, (ii) general economic, industry, regulatory, and financial market conditions, and (iii) opportunities and competitive factors within our industry. The lack of a third-party valuation or fairness opinion may also lead an increased number of Golden Falcon Stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

There are risks to Golden Falcon Stockholders who are not affiliates of the Sponsor of becoming stockholders of us through the Business Combination rather than acquiring our securities directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Golden Falcon Common Stock in connection therewith, investors will not receive the benefit of any outside independent review of Golden Falcon’s and our respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, and the rules of the Financial Industry Regulatory Authority, Inc. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. The due diligence conducted by underwriters in an underwritten public offering is expected to provide additional assurance that the disclosure does not contain material misstatements or material omissions. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the trading day immediately following the Closing, there will be no traditional “roadshow” or book-building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-Closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-Closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing.

In addition, we will not engage in, has not requested and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. In addition, since we will become public through a business combination, securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of its securities. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf. All of these differences from an underwritten public offering of our securities could result in a more volatile price for our securities.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

In addition, the Sponsor and certain of Golden Falcon’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of Golden Falcon Stockholders generally. Such interests may have influenced Golden Falcon’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See “Golden Falcon’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus,” “The nominal purchase price paid by the Sponsor and independent directors for the Founder Shares may significantly dilute the implied value of the Public Shares upon completion of the Business Combination. In addition, the value of the Founder Shares will be significantly greater than the amount the Sponsor and independent directors paid to purchase such shares, even if the Business Combination causes the trading price of the MNG ADSs to materially decline” and “Certain of Golden Falcon’s officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by Golden Falcon and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.”

If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of the Class A Common Stock.

The Existing Charter, provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the Golden Falcon IPO, which we refer to as the “excess shares,” without Golden Falcon’s prior written consent. However, the Existing Charter does not restrict Golden Falcon Stockholders’ ability to vote all of their shares (including excess shares) for or against Golden Falcon’s initial business combination. The inability of a stockholder to redeem the excess shares will reduce its influence over Golden Falcon’s ability to complete its initial business combination and such stockholder could suffer a material loss on its investment in Golden Falcon if it sells such excess shares in open market transactions. Additionally, a stockholder will not receive redemption distributions with respect to the excess shares if Golden Falcon completes its initial business combination. And as a result, such stockholder will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell its stock in open market transactions, potentially at a loss.

Public Stockholders may be held liable for claims by third parties against Golden Falcon to the extent of distributions received by them upon redemption of their shares.

The Existing Charter provides that Golden Falcon will continue in existence only until June 22, 2023 (or such earlier date as determined by the Golden Falcon Board). As promptly as reasonably possible following the redemptions Golden Falcon is required to make to the Public Stockholders in such event, subject to the approval of Golden Falcon’s remaining stockholders and Board, Golden Falcon would dissolve and liquidate, subject to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Golden Falcon cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, Public Stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Public Stockholders may extend beyond the third anniversary of the date of distribution. Accordingly, Golden Falcon cannot assure you that third parties will not seek to recover from the stockholders’ amounts owed to them by Golden Falcon.

If Golden Falcon is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Golden Falcon which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Public Stockholders. In addition, Golden Falcon Board may be viewed as having breached their fiduciary duties to Golden Falcon’s creditors and/or may have acted in bad faith, and thereby exposing itself and Golden Falcon to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. Golden Falcon cannot assure you that claims will not be brought against Golden Falcon for these reasons.

If third parties bring claims against Golden Falcon, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share, the offering price per Unit in the Golden Falcon IPO.

Golden Falcon’s placing of funds in the Trust Account may not protect those funds from third-party claims against Golden Falcon. Although Golden Falcon has sought to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses or other entities with which it does business execute agreements with Golden Falcon waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Golden Falcon’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Golden Falcon’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Golden Falcon than any alternative.

Examples of possible instances where Golden Falcon may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Golden Falcon is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if Golden Falcon is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its initial business combination, Golden Falcon will be required to provide for payment of claims of creditors that were not waived that may be brought against Golden Falcon within the 10 years following redemption. Accordingly, the per share redemption amount received by the Public Stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to Golden Falcon if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which Golden Falcon has entered into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share; or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the Golden Falcon IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Golden Falcon’s directors may decide not to enforce indemnification obligations against the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the

Trust Account is less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Golden Falcon’s independent directors would determine whether to take legal action against the Sponsor to enforce such indemnification obligations. While we currently expect that Golden Falcon independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that Golden Falcon’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If Golden Falcon’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Public Stockholders may be reduced below $10.00 per Public Share.

Golden Falcon does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it easier for Golden Falcon to consummate the Business Combination even if a substantial majority of Public Stockholders do not agree.

The Existing Charter does not provide a specified maximum redemption threshold. It is a condition to our obligation to close the Business Combination that the Available Cash, including the amount in the Trust Account, after giving effect to redemptions of Public Shares, must not be less than $30,000,000. As a result, Golden Falcon may be able to consummate the Business Combination even though a substantial majority of the Public Stockholders do not agree with the Business Combination and have redeemed their shares. If enough Public Stockholders exercise their redemption rights such that Golden Falcon cannot satisfy the requirement that it maintain at least $5,000,001 of net tangible assets after giving effect to redemptions of Public Shares, Golden Falcon would not proceed with the redemption of its Public Shares and the Business Combination, and instead may search for an alternate business combination.

Golden Falcon will require Public Stockholders who wish to redeem their shares of Class A Common Stock in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Golden Falcon will require the Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the expiration date set forth in the tender offer documents mailed to such holders, or in the event we distribute proxy materials, up to two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the transfer agent electronically using DTC’s DWAC System, at the holder’s option. Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact Golden Falcon’s transfer agent directly and instruct them to do so. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and Golden Falcon’s transfer agent will need to act to facilitate this request. It is Golden Falcon’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Golden Falcon does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. While Golden Falcon has been advised that it takes a short time to deliver shares through the DWAC System, this may not be the case. Under Golden Falcon’s bylaws, Golden Falcon is required to provide at least 10 days advance notice of any stockholder meeting, which would be the minimum amount of time a stockholder would have to determine whether to exercise redemption rights. Accordingly, if it takes longer than Golden Falcon anticipates for stockholders to deliver their shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares. In the event that a stockholder fails to comply with the various procedures that must be complied with in order to validly tender or redeem Public Shares, its shares may not be redeemed.

Additionally, despite Golden Falcon’s compliance with the proxy rules, stockholders may not become aware of the opportunity to redeem their shares.

There may be U.S. federal income tax consequences of the Business Combination that adversely affect holders of Class A Common Stock or Public Warrants.

It is intended that the Merger, the Pre-Closing Reorganization and the Stock Split collectively constitute an integrated transaction that qualifies as a tax-deferred exchange under Section 351(a) of the Code (the “Intended Tax Treatment”). However, there are significant factual and legal uncertainties as to whether the Merger, the Pre-Closing Reorganization and the Stock Split will so qualify and no opinion of counsel or ruling from the IRS regarding such qualification will be obtained. If the Merger, the Pre-Closing Reorganization and the Stock Split do not qualify for the Intended Tax Treatment (and do not otherwise qualify for tax-deferred treatment under another section of the Code), the Merger would be a taxable transaction to U.S. holders (as defined below under “Material U.S. Federal Income Tax Considerations”) of Class A Common Stock. Further, the Merger generally should be a taxable transaction to U.S. holders of Public Warrants regardless of whether it qualifies for the Intended Tax Treatment.

In addition, Section 367(a) of the Code generally requires a U.S. holder of securities in a U.S. corporation to recognize gain (but not loss) when such securities are exchanged for stock or securities of a non-U.S. corporation in an exchange that would otherwise qualify for tax-deferred treatment unless certain conditions are met. Although it is currently expected that these conditions will be met (provided that a U.S. holder enters into a gain recognition agreement with the IRS, if required), U.S. holders are cautioned that the potential application of Section 367(a) of the Code to the Merger is complex and depends on factors that cannot be determined until the closing of the Merger and the interpretation of legal authorities and facts relating to the Business Combination. Accordingly, there can be no assurance that the IRS will not take the position that Section 367(a) of the Code applies to cause U.S. holders to recognize gain as a result of the Merger or that a court will not agree with such a position of the IRS in the event of litigation.

The requirements for U.S. federal income tax deferral under the Intended Tax Treatment, including Section 367(a) of the Code, for U.S. holders are discussed in more detail under the section entitled “Material U.S. Federal Income Tax Considerations—U.S. Holders—The Business Combination.” If you are a U.S. holder exchanging Class A Common Stock in the Merger or holding Public Warrants at the time of the consummation of the Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

The IRS may not agree that MNG should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, MNG, which is incorporated under the laws of Türkiye, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If MNG were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. holders (as defined in “Material U.S. Federal Income Tax Considerations—Non-U.S. Holders”) could be subject to U.S. withholding tax.

As more fully described in the section entitled “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of MNG,” MNG is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes. However, whether the requirements for such treatment have been satisfied must be finally determined at completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances or the applicable law. Further, the rules for determining ownership under Section 7874 are complex and the subject of ongoing legislative and regulatory review and change. Accordingly, there can be no assurance that the IRS would not assert that MNG should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court in the event of litigation. Please see the section entitled “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of MNG” for a more detailed discussion of the application of Section 7874 of the Code to the Business Combination. Investors are urged to consult their advisors regarding the potential application of Section 7874 of the Code to the Business Combination and to MNG.

If a U.S. person is treated as owning at least 10% of the stock of MNG, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the stock of MNG, such person may be treated as a “United States shareholder” with respect to each of MNG and its direct and indirect subsidiaries (the “MNG Group”) that is a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders on any day during the taxable year of such non-U.S. corporation. If the MNG Group includes one or more U.S. subsidiaries, certain of MNG’s non-U.S. subsidiaries could be treated as CFCs regardless of whether MNG is treated as a CFC. Immediately following the consummation of the Business Combination, the MNG Group will include a U.S. subsidiary.

If MNG or any of its non-U.S. subsidiaries is a CFC, 10% “United States shareholders” will be subject to adverse income inclusion and reporting requirements with respect to such CFC. No assurance can be provided that MNG will assist holders in determining whether it or any of its non-U.S. subsidiaries is treated as a CFC or whether any holder is treated as a United States shareholder with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax payment obligations with respect to such CFCs.

If MNG is characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. holders may suffer adverse U.S. federal income tax consequences.

A PFIC is any foreign (i.e., non-U.S.) corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. If MNG is or becomes a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder (as defined below under “Material U.S. Federal Income Tax Considerations”) of the MNG ADSs (or the MNG Ordinary Shares represented thereby) or MNG Warrants, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. As of the date hereof, MNG has not made a determination as to its PFIC status for its current taxable year. Whether MNG is treated as a PFIC for U.S. federal income tax purposes for any taxable year is a factual determination that can only be made after the close of such taxable year and, thus, is subject to significant uncertainty and change. Accordingly, there can be no assurances with respect to MNG’s status as a PFIC for any taxable year. If MNG is a PFIC during a U.S. holder’s holding period for the MNG ADSs (or the Ordinary Shares represented thereby) or MNG Warrants, unless the U.S. holder makes certain elections, MNG will continue to be treated as a PFIC with respect to such U.S. holder, even if it ceases to be a PFIC in future taxable years. U.S. holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to their investment in MNG. For a more detailed description of the PFIC rules, see the section of this prospectus captioned “Material U.S. Federal Income Tax Considerations—U.S. Holders—Ownership of MNG Ordinary Shares and Warrants—Passive Foreign Investment Company Rules.”

A new 1% U.S. federal excise tax could be imposed on Golden Falcon in connection with redemptions of Class A Common Stock.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into U.S. federal law. The IRA provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax will apply to stock repurchases occurring in 2023 and beyond. It is currently expected that Golden Falcon (whose securities are trading on NYSE) is a “covered corporation” for this purpose. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. The U.S. Department of the Treasury has authority to provide excise tax regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On December 27, 2022, the U.S. Department of the Treasury issued a notice that provides interim operating rules for the excise tax, including rules governing the calculation and reporting of the excise tax, on which taxpayers may rely until the forthcoming proposed Treasury regulations addressing the excise tax are published. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of other aspects of the excise tax remain unclear, and such interim operating rules are subject to change.

The extent of the excise tax that may be incurred in connection with a redemption of Class A Common Stock would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the excise tax, (ii) the fair market value of the redemption treated as a repurchase of stock in connection with the Business Combination, (iii) the nature and amount of the equity issued, if any, by Golden Falcon in connection with the Business Combination, and (iv) the content of forthcoming regulations and other guidance from the U.S. Department of the Treasury. As noted above, the excise tax is imposed on the repurchasing corporation itself, not the stockholders from which stock is repurchased, and only limited guidance on the mechanics of any required reporting and payment of the excise tax on which taxpayers may rely have been issued to date. The imposition of the excise tax could reduce the amount of cash available to Golden Falcon for effecting the redemptions of Class A Common Stock, and could reduce the cash on hand for Golden Falcon (and MNG immediately following the Business Combination) to fund operations and to make distributions to shareholders.

Golden Falcon has identified material weaknesses in its internal control over financial reporting as of December 31, 2021, March 31, 2022, June 30, 2022 and September 30, 2022.    If Golden Falcon is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Golden Falcon and materially and adversely affect its business and operating results.

Golden Falcon’s management concluded that it identified material weaknesses in its internal controls over financial reporting as of December 31, 2021, March 31, 2022, June 30, 2022 and September 30, 2022 related to its accounting for complex financial instruments, as previously disclosed in Golden Falcon’s quarterly reports and our 2021 Annual Form 10-K. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary for Golden Falcon to provide reliable financial reports and prevent fraud. Golden Falcon continues to evaluate steps to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If Golden Falcon identifies any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, Golden Falcon may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in its financial reporting and our stock price may decline as a result. Golden Falcon cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Golden Falcon may face litigation and other risks as a result of the material weaknesses in its internal control over financial reporting.

As a result of the material weaknesses in our internal control over financial reporting related to its accounting for complex financial instruments and other matters raised or that may in the future be raised by the SEC, Golden Falcon potentially face litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses and the preparation of its financial statements. As of the date of this proxy statement/prospectus, Golden Falcon has no knowledge of any such litigation or dispute. However, Golden Falcon can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Golden Falcon’s business, results of operations and financial condition or our ability to complete a business combination.

Golden Falcon may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger or other business combination agreements like the Business Combination Agreement. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Golden Falcon’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed or from being completed within the expected timeframe, which may adversely affect Golden Falcon’s or, if the Business Combination is completed but delayed, our business, financial position and results of operations. As of the date of this proxy statement/prospectus, no lawsuits have been filed in connection with the Business Combination, but we cannot predict whether any such lawsuits will be filed.

The Warrants and the Sponsor Convertible Promissory Note are accounted for as liabilities and the changes in value of the Warrants and the Sponsor Convertible Promissory Note could have a material effect on Golden Falcon’s financial results.

On April 12, 2021, staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”), wherein the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement governing our Warrants. As a result of the SEC Staff Statement, Golden Falcon reevaluated the accounting treatment of our warrants, and pursuant to the guidance in ASC 815, Derivatives and Hedging (“ASC 815”), determined the warrants should be classified as derivative liabilities measured at fair value on our balance sheet, with any changes in fair value to be reported each period in earnings on our statement of operations. The financial statements included in Golden Falcon’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) were restated for this error in an amendment to the 2020 Form 10-K filed with the SEC on May 27, 2021.

As a result of the recurring fair value measurement, Golden Falcon’s financial statements may fluctuate quarterly, based on factors which are outside of its control. Due to the recurring fair value measurement, Golden Falcon expects that it will recognize non-cash gains or losses on the warrants and Sponsor Convertible Promissory Note each reporting period and that the amount of such gains or losses could be material.

We may not be able to complete an initial business combination with MNG if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), and ultimately prohibited by the same.

We may not be able to complete an initial business combination with MNG if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), and ultimately prohibited by the same.

MNG is incorporated and headquartered in Turkey, and is therefore likely to be considered a “foreign person” for CFIUS purposes. As a result of the initial business combination, MNG will become the ultimate parent of Golden Falcon, a U.S. entity. As such, the initial business combination may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings.

All of the U.S. entities involved in the initial business combination are special purpose vehicles and do not engage in any business activities that would trigger a mandatory CFIUS filing requirement, such as the design, fabrication, development, testing, production, or manufacture of any “critical technologies,” the collection or maintenance of “sensitive personal data,” or ownership or operation of any “critical infrastructure.” However, CFIUS may determine that the initial business combination is subject to CFIUS jurisdiction and investigate the transaction or request the parties submit a CFIUS filing, or we may choose to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our stockholders.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by June 22, 2023 (or such earlier date as determined by the Golden Falcon Board) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public stockholders may only receive an amount per share that will be determined by when we liquidate, and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

If Golden Falcon is deemed to be an investment company for purposes of the Investment Company Act, it would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, it may abandon our efforts to consummate an initial business combination and liquidate.

On March 30, 2022, the SEC issued proposed rules relating to certain activities of SPACs (the “SPAC Rule Proposals”), relating to, among other things, circumstances in which SPACs could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a Current Report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of its registration statement for its IPO (the “IPO Registration Statement”). The company would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC. It is possible that a claim could be made that we have been operating as an unregistered investment company. This risk may be increased if we continue to hold the funds in the Trust Account in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, rather than instructing the trustee to liquidate the securities in the Trust Account and hold the funds in the Trust Account in cash.

If Golden Falcon is deemed to be an investment company under the Investment Company Act, itsactivities would be severely restricted. In addition, it would be subject to burdensome compliance requirements. Golden Falcon does not believe that its principal activities will subject it to regulation as an investment company under the Investment Company Act. However, if it is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, it would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless it is able to modify its activities so that it would not be deemed an investment company, Golden Falcon would expect to abandon our efforts to complete an initial business combination and instead to liquidate. If Golden Falcon is required to liquidate, the Golden Falcon Stockholders would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.

If Golden Falcon instructs the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash in order to seek to mitigate the risk that it could be deemed to be an investment company for purposes of the Investment Company Act, it would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the Public Stockholders would receive upon any redemption or liquidation of Golden Falcon.

The funds in the Trust Account have, since the Golden Falcon IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of Golden Falcon being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, it may, at any time, instruct the trustee with respect to the Trust Account to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of an initial business combination or liquidation of Golden Falcon. Following such liquidation of the securities held in the Trust Account, Golden Falcon would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to Golden Falcon to pay its taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount the Public Stockholders would receive upon any redemption or liquidation of the Company. As of the date of this proxy statement, Golden Falcon has not yet made any such determination to liquidate the securities held in the Trust Account.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that Golden Falcon may be considered an unregistered investment company, in which case it may be required to liquidate the Company. Accordingly, Golden Falcon may determine, in its discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount the Public Stockholders would receive upon any redemption or liquidation of Golden Falcon. As of the date of this proxy statement/prospectus, Golden Falcon is currently holding the funds in the Trust Account in money market funds investing solely in U.S. government treasury obligations.

Risks Related to Ownership of Our Securities Following the Business Combination

The market price of our securities may be volatile, and the value of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Class A Common Stock prior to the consummation of the Business Combination may decline. The market values of the Class A Common Stock at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which Golden Falcon Stockholders vote on the Business Combination. Because the number of securities to be issued pursuant to the Business Combination Agreement will not be adjusted to reflect any changes in the market price of the Class A Common Stock, the market value of securities issued in the Business Combination may be higher or lower than the values of these securities on earlier dates.

In addition, following the Business Combination, fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Currently, there is no public market for the MNG ADSs. Accordingly, the valuation ascribed to us may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of our securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to it;

•	changes in the market’s expectations about our operating results;

•	the success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate;

•	operating and share price performance of other companies that investors deem comparable to us;

•	our ability to market new and enhanced products and technologies on a timely basis;

•	changes in laws and regulations affecting our business;

•	our ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of MNG ADSs available for public sale;

•	any major change in the Board of Directors or management;

•	sales of substantial amounts of MNG ADSs by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress the price of MNG ADSs regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Finally, shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of MNG ADSs or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Shareholder activism or securities litigation could give rise to perceived uncertainties regarding the future of Golden Falcon’s business and it could subject it to substantial costs, divert resources and the attention of management from its business and adversely affect relationships with suppliers, hosts, guests and other parties.

There has been no prior public market for our securities. The stock price of MNG ADSs may be volatile or may decline regardless of its operating performance, and you may not be able to resell your securities at or above the price you acquired them.

Prior to the Business Combination there has been no public market for our securities. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. An active or liquid market in our securities may not develop upon the completion of the Business Combination, or if it does develop, it may not be sustainable. As a result of these and other factors, you may be unable to resell your securities of our securities at or above the Golden Falcon IPO price.

Further, an inactive market may also impair our ability to raise capital by selling our securities and may impair our ability to enter into strategic collaborations or acquire companies or products by using our securities as consideration.

Future sales of securities after the consummation of the Business Combination may cause the market price of MNG ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of MNG ADSs in the public market, or the perception that such sales could occur, could adversely affect the market price of our securities and may make it more difficult for investors to sell their MNG ADSs at a time and price that investors deem appropriate. All outstanding shares of Golden Falcon Common Stock previously held by the Golden Falcon Stockholders at the completion of the Business Combination and a substantial number of MNG ADSs (and the MNG Ordinary Shares represented thereby) issued as Merger consideration in the Business Combination are freely tradable without restriction under the Securities Act, except for any MNG ADSs that may be held or acquired by our directors, officers and other affiliates, as that term is defined in the Securities Act, which are subject to restrictions under the Securities Act.

Golden Falcon is unable to predict the effect that these sales, particularly sales by its directors, officers and significant stockholders, may have on the prevailing market price of the MNG ADSs. If holders of these shares sell, or indicate an intent to sell, substantial amounts of the Golden Falcon’s securities in the public market, the trading price of its securities could decline significantly and make it difficult for MNG to raise funds through securities offerings in the future.

Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, or we may be subject to restructuring, impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

Although Golden Falcon has conducted due diligence on us, this diligence may not have surfaced all material issues or risks associated with us, our business or the industry in which we compete. Factors outside of our and outside of Golden Falcon’s control may, at any time, arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in us reporting losses. Even if Golden Falcon’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all. Additionally, Golden Falcon has no indemnification rights against our equityholders under the Business Combination Agreement and all of the purchase price consideration will be delivered to our equityholders at the Closing. Accordingly, any Golden Falcon Stockholders or warrant holders of Golden Falcon who choose to remain stockholders or warrant holders of us following the Business Combination could suffer a reduction in the value of their MNG ADSs and MNG Warrants if any of the events described above were to occur.

There can be no assurance that the Business Combination will achieve our objectives of providing us with sufficient capital, and if we require additional capital to fund our operations or expected growth, there can be no assurance that we will be able to obtain such funds on attractive terms or at all, and you may experience dilution as a result.

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our services. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our equityholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our equityholders. If we cannot raise additional funds when we need or want them, our business, financial condition, and results of operations could be negatively impacted.

Our audited financial position and results of operations may differ materially from the unaudited pro forma financial information presented to investors.

Golden Falcon has been recently incorporated and has no operating history and no revenues. While the unaudited pro forma financial information contained in this proxy statement/prospectus represents the best estimates of Golden Falcon’s and our management, it is presented for illustrative purposes only and may not be an accurate indication of Golden Falcon’s financial position or results of operations if the Business Combination is completed on the dates indicated. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of Golden Falcon and us, and certain adjustments and assumptions have been made regarding Golden Falcon after giving effect to the Business Combination. Differences between preliminary estimates in the unaudited pro forma financial information and the final acquisition accounting will occur and could have a material impact on the unaudited pro forma financial information and our financial position and future results of operations.

In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the Closing. Any potential decline in Golden Falcon’s financial condition or results of operations may cause significant fluctuations in the price of the MNG ADSs.

We have broad discretion in the use of the proceeds from the Business Combination and may not use them effectively.

Our management team has broad discretion with respect to the application of the net proceeds from the Business Combination. Our management team may not successfully or efficiently manage the proceeds from the Business Combination because of insufficient experience in dealing with such proceeds, inadequate attention paid to their management, or other effects of the Business Combination. If we do not use the proceeds from the Business Combination effectively, our business, financial condition, and results of operations could be negatively impacted.

We may be subject to securities or class action litigation, which is expensive and could divert management attention.

Following the Business Combination, the price of MNG ADSs may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities litigation, including class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments and/or could also subject us to significant liabilities.

There can be no assurance that MNG ADSs and MNG Warrants will be approved for listing on the NYSE or that we will be able to comply with the continued listing standards of the NYSE.

In connection with the Closing, Golden Falcon intends to list MNG ADSs and MNG Warrants on the NYSE under the symbols “MNGA” and “MNGA WS,” respectively. Our continued eligibility for listing may depend on the number of Public Shares that are redeemed. If, after the Business Combination, the NYSE delists our securities from trading on our exchange for failure to meet the listing standards, we and our equity holders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that MNG ADSs are considered “penny stock” which will require brokers trading in MNG ADSs to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for MNG ADSs;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

We may redeem the unexpired MNG Public Warrants prior to our exercise at a time that is disadvantageous to the holders of such warrants, thereby making the MNG Public Warrants worthless.

We will have the ability to redeem outstanding MNG Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of MNG ADSs equals or exceeds $18.00 per ADS (subject to certain adjustments) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date we give notice of redemption and provided that certain other conditions are met. If and when the MNG Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the MNG Public Warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding MNG Public Warrants could force you to (i) exercise your MNG Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your MNG Public Warrants at the then-current market price when you might otherwise wish to hold your MNG Public Warrants or (iii) accept the nominal redemption price which, at the time the outstanding MNG Public Warrants are called for redemption, is likely to be substantially less than the market value of your MNG Public Warrants. Historical trading prices for the MNG ADS have not exceeded the $18.00 per ADS threshold for 20 trading days within a 30 trading-day period that would permit redemption of the MNG Warrants.

None of the MNG Private Placement Warrants held by the Sponsor will be redeemable by us so long as they are held by the Sponsor or its permitted transferees. Once the MNG Private Placement Warrants are transferred to persons other than a permitted transferee, such MNG Private Placement Warrants will be subject to redemption.

In the event that we elect to redeem all of the MNG Public Warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Pursuant to the terms of the Warrant Agreement, as amended and restated, notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the MNG Public Warrants to be redeemed at their last addresses as they appear on the registration books. In addition, we expect that we will issue a press release containing the notice of redemption. Further, beneficial owners of the MNG Public Warrants will be notified of such redemption via the posting of the redemption notice to DTC.

We will not be contractually obligated to notify investors when the MNG Public Warrants become eligible for redemption and do not intend to so notify investors upon eligibility of the MNG Public Warrants for redemption, unless and until we elect to redeem such warrants pursuant to the terms of the Warrant Agreement, as amended and restated.

We may amend the terms of the Warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding MNG Public Warrants.

The Warrants were issued in registered form under the Warrant Agreement between CST, as warrant agent, and Golden Falcon. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the MNG Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the MNG Warrants with the consent of at least 50% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the MNG Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of MNG Ordinary Shares issuable upon exercise of a MNG Warrant.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

We are, and will be after the consummation of the Business Combination, considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for domestic issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Accordingly, after the Business Combination, if you continue to hold our securities, you may receive less or different information about us than you currently receive about Golden Falcon.

In addition, as a “foreign private issuer”, we are permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. We currently intend to follow some, but not all of the corporate governance requirements of the NYSE for U.S. domestic issuers. With respect to the corporate governance requirements of the NYSE that it does follow, we cannot make any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available NYSE exemptions that would allow us to follow its home country practice. Unlike the requirements of the NYSE for U.S. domestic issuers, we are not required to, under the corporate governance practice and requirements in Türkiye, have a board consisting of a majority of independent directors, nor are we required to have a compensation committee or a nomination or corporate governance committee consisting entirely of independent directors, obtain shareholders’ approval for issuance of securities in certain situations or have regularly scheduled executive sessions with only independent directors each year. Such Turkish home country practices may afford less protection to holders of our securities. For additional information regarding the home country practices we intend to follow in lieu of NYSE requirements, see the section entitled “Management of MNG Following the Business Combination — Corporate Governance”.

We would lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic and current reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We will qualify as an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency  and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our common stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Class A Common Stock in the Golden Falcon IPO. As a result, our security holders may not have access to certain information they may deem important.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Golden Falcon has elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor a company that has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20-F, which we expect to file in 2025 with respect to the fiscal year ending December 31, 2024. However, for so long as we remain an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition.

Upon the consummation of the Business Combination, we will be a “controlled company” within the meaning of the NYSE listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the consummation of the Business Combination, Mapa will hold approximately [●]% of our voting power assuming no redemption of any outstanding share of Class A Common Stock. As a result, we will be a “controlled company” within the meaning of the NYSE listing rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. If we cease to be a foreign private issuer or if it cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as it remains a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Mapa, being our controlling shareholder, will have substantial influence over us and Mapa’s interests may not be aligned with the interests of our other shareholders, and Mapa losing control of us may materially and adversely impact us and our securities.

Upon the Closing, Mapa will hold a significant percentage of our voting equity. As such, Mapa will have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, Mapa may take actions that are not in the best interests of our other shareholders.

We are organized under the laws of Türkiye and our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or our Board in the United States.

We are organized under the laws of Türkiye. In addition, our assets are located outside the United States. Furthermore, the members of our Board and officers reside outside the United States and our assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Türkiye, courts in Türkiye will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Türkiye, subject to compliance with the enforcement procedures. The enforceability in Turkish courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Türkiye, to the procedure and the conditions set forth primarily in the International Private and Civil Procedure Law, and the Turkish courts will not enforce any judgment obtained in a court established in a country other than Türkiye if:

•	the defendant was not duly summoned or represented;

•	the defendant’s fundamental procedural rights were not observed and the defendant brings an objection before the Turkish court against the request for enforcement on either of these grounds;

•	the judgment in question was rendered with respect to a matter within the exclusive jurisdiction of the Turkish courts;

•

the judgment is incompatible with a judgment of a Turkish court between the same parties and relating to the same issues or, as the case may be, with an earlier foreign judgment on the same issue and enforceable in Türkiye;

•	the judgment is not of a civil nature;

•	the judgment is clearly against public policy rules of Türkiye;

•	the court rendering the judgment did not have jurisdiction to render such judgment;

•	the judgment is not final and binding with no further recourse for appeal under the laws of the country where the judgment has been rendered; or

•

the judgment was rendered by a foreign court which treated itself as competent even though it had no actual relationship with the parties or the subject matter at hand and the defendant brings an objection before the Turkish court against the request for enforcement on this ground.

In addition, actions brought in a Turkish court against us, the members of our Board, our officers, or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In addition, even if a judgment against us, the members of our Board, its officers, or the experts named in this proxy statement/prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Turkish courts. Furthermore, any claim against us which is denominated in a foreign currency would, upon pronouncement of our bankruptcy, only be payable in Turkish Lira, thereby shifting the currency exchange risk to you. The relevant exchange rate for determining the Turkish Lira amount of any such claim would be the Central Bank’s exchange rate for the purchase of the relevant currency, which is effective on the date when the relevant court’s decision on the bankruptcy is rendered in accordance with Turkish law. Such exchange rate may be less favorable to you than the rate of exchange prevailing at the relevant time.

Our directors and officers have entered into, or will enter into, indemnification agreements with us. Under such agreements, the directors and officers will be entitled to indemnification from us to the fullest extent permitted by Turkish law against liability and expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof. The rights to and obligations of indemnification among or between us and any of our current or former directors and officers are generally governed by the laws of Türkiye and subject to the jurisdiction of the Turkish courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Türkiye or from non-Turkish jurisdictions that would apply Turkish law against our assets in Türkiye.

The rights of our security holders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in MNG ADSs and its ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Türkiye, including the Turkish Commercial Code. The rights of our security holders and the responsibilities of its directors and officers under Türkiye law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Turkish law imposes a duty on directors of a Turkish company to execute their duty with the care of a prudent manager, i.e. with the care that an ordinarily prudent manager would exercise under similar circumstances, and to act by protecting the interest of the corporation in good faith. Additionally, under Delaware law, a stockholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Turkish law, a shareholder may initiate an action to claim damages from the directors who are personally liable, against such directors and managers. In such action initiated by a shareholder, the compensation would be nevertheless awarded in favor of the corporation. Furthermore, in the event of bankruptcy, if the insolvency practitioner fails to enforce a right on behalf of a corporation; a shareholder or a creditor of corporation may initiate an action to enforce a right of a corporation to claim damages from the directors who are personally liable, against such directors and managers. See “Comparison of Stockholder Rights” for an additional explanation of the differences. Further, under Turkish law, there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Turkish laws governing the securities of Turkish companies may not be as extensive as those in effect in the United States, and Turkish laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, our security holders may have more difficulty in protecting their interests in connection with actions taken by our directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our security holders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the price of MNG ADSs and their trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding the MNG ADSs adversely, or provide more favorable relative recommendations about our competitors, the price of the MNG ADSs would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

If you purchase MNG ADSs in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of MNG ADSs is substantially higher than the net tangible book deficit per share. Therefore, if you purchase MNG ADSs in this offering, you will pay a price per ADS that substantially exceeds our pro forma net tangible book deficit per share after this offering. Based on the initial public offering price of $             per ADS, you will experience immediate dilution of $             per ADS, representing the difference between our pro forma net tangible book value per share after giving effect to this offering at the initial public offering price.

MNG ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the MNG ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, MNG ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the MNG ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this would be the case with respect to the deposit agreement and the MNG ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the MNG ADSs.

If you or any other holders or beneficial owners of MNG ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the MNG ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the MNG ADSs serves as a waiver by any holder or beneficial owner of MNG ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of financial position as of September 30, 2022 combines the historical statement of financial position of MNG and the historical statement of financial position of Golden Falcon on a pro forma basis as if the Business Combination and related transactions had been consummated on September 30, 2022. The unaudited pro forma condensed combined statements of profit or loss for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 each combine the historical statement of profit and loss of MNG and Golden Falcon for the respective periods on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with MNG’s and Golden Falcon’s audited and unaudited financial statements and related notes, as applicable, and the sections titled “MNG Management’s Discussion and Analysis of Financial Condition And Results Of Operations” and “Golden Falcon’s Management’s Discussion and Analysis of Financial Condition And Results Of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On December 6, 2022, MNG, HoldCo, IntermediateCo, FinCo, Merger Sub and Golden Falcon entered into the Business Combination Agreement, which was amended by the Amendment to the Business Combination Agreement, dated as of February 14, 2023. As amended, the Business Combination Agreement provides for, among other things, the following transactions:

•	MNG undertakes the Stock Split;

•

pursuant to a share purchase agreement, IntermediateCo purchases a certain number of shares from Mapa for certain receivables of IntermediateCo (“IntermediateCo Receivables”) and deposits these shares with a depositary bank;

•

Merger Sub merges with and into Golden Falcon, with Golden Falcon continuing as the surviving company after the merger, as a result of which Golden Falcon becomes an indirect, wholly-owned subsidiary of MNG;

•

each share of Class B Common Stock is converted into one share of Class A Common Stock resulting in, (a) each issued and outstanding share of Class A Common Stock being converted into the right of the holder to receive one MNG ADS (and the MNG Ordinary Share represented thereby); and (b) each outstanding Warrant to purchase one share of Class A Common Stock will automatically become an

MNG Warrant and all rights with respect to shares of Class A Common Stock underlying the Warrants will be automatically converted into rights to purchase MNG ADS (and the MNG Ordinary Shares represented thereby);

•	MNG amends its articles of association;

•

Golden Falcon provides a loan of $6,000,000 to FinCo, which is guaranteed by MNG. Immediately thereafter, FinCo distributes $6,000,000 to HoldCo and HoldCo subsequently distributes $6,000,000 to IntermediateCo;

•	Golden Falcon retains $1,000,000 and distributes the remaining cash in the Trust Account to IntermediateCo; and

•	IntermediateCo settles the IntermediateCo Receivable with Mapa using the cash received.

For more information about the Business Combination, please see the section entitled “The Business Combination Agreement.” A copy of the Business Combination Agreement, as amended, is attached to this proxy statement/prospectus as Annex A.

Anticipated Accounting Treatment

The Business Combination will be accounted for in accordance with IFRS as a capital reorganization. Under this method of accounting, Golden Falcon will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of MNG transferring consideration at the closing of the Business Combination for the net assets of Golden Falcon as of the closing date. The net assets of Golden Falcon will be stated at historical cost, with no goodwill or other intangible assets recorded.

MNG has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	under both the Minimum Redemption Scenario and the Maximum Redemption Scenario, MNG shareholders hold greater than 50% of the voting shares and have the majority voting rights;

•	under both the Minimum Redemption Scenario and the Maximum Redemption Scenario, Mapa remains the majority shareholder and holds the majority in voting rights;

•	MNG’s existing shareholders will have the ability to control decisions regarding election and removal of directors and officers of the post-combination company’s initial board of directors;

•	MNG’s senior management comprises the senior management of the post-combination company;

•	the business of MNG will comprise the ongoing operations of the combined companies;

•	the post-combination company will assume MNG’s name; and

•	MNG is the larger entity, in terms of substantive operations and employee base.

The Business Combination, which is not within the scope of IFRS 3 Business Combinations (“IFRS 3”) since Golden Falcon does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 Share-based Payment (“IFRS 2”). Any excess of consideration transferred over the fair value of Golden Falcon’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by Golden Falcon’s public stockholders of Class A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account:

•

Assuming Minimum Redemptions: This presentation assumes that no public stockholders exercise redemption rights with respect to their public stock for a pro rata share of cash in the Trust Account subsequent to the redemptions that occurred on December 20, 2022; and

•

Assuming Maximum Redemptions: This presentation assumes that 1,208,579 public Class A Common Stock (the maximum number of shares that can be redeemed to meet the Available Cash condition described below) are redeemed, subsequent to December 20, 2022, for their pro rata share of the cash in the Trust Account. This scenario gives effect to public stock redemptions for aggregate redemption payments of $12.4 million at a redemption price of approximately $10.05 per share based on the investments held in the Trust Account as of September 30, 2022. The Business Combination Agreement includes as a condition to closing the Business Combination that the Available Cash, as defined in the Business Combination Agreement, shall be at least $30,000,000.

The foregoing scenarios are for illustrative purposes only as the actual number of redemptions by Public Stockholders is unknowable prior to the deadline for the Public Stockholders to redeem their Public Shares. Accordingly, the actual financial position and results of operations may differ significantly from the pro forma amounts presented herein.

The following table summarizes the number of MNG ordinary shares outstanding immediately following the closing of the Business Combination under the two redemption scenarios:

	Assuming Minimum Redemptions			Assuming Maximum Redemptions
	Ownership in shares		Equity and voting %	Ownership in shares		Equity and voting %
Shareholders
MNG Shareholders	58,994,337		91.83	60,175,775		94.13
Golden Falcon public stockholders	4,208,579		6.55	3,000,000		4.69
Sponsor	1,041,199		1.62	754,000		1.18

	64,244,115	*	100.00	63,929,775	*	100.00

*	Assuming no exercise of the Private Placement Warrants or Public Warrants

Sponsor Shares

Golden Falcon currently has 8,625,000 outstanding shares of Class B Common Stock prior to the Business Combination, which will convert into shares of Class A Common Stock on a one-for-one basis and, as a result of the Merger, convert into the right to receive one MNG ADS.

In addition, as further described in the accompanying proxy statement/prospectus, the Initial Stockholders entered into the Sponsor Support Agreement pursuant to which, among other things, they agreed to vote in favor of the Merger and the transactions contemplated by the Business Combination Agreement, subject their Founder Shares to transfer restrictions, and after the Closing exercise any Warrants held by them on a cash (and not a cashless) basis, and subject the MNG ADSs (and the MNG Ordinary Shares represented thereby) received in the Merger to a vesting schedule.

The number of Initially Vested ADSs is calculated as the number of MNG ADSs equal to the (i) total amount of Available Cash less $1,000,000 multiplied by (ii) Twenty-Six Percent (26%), with such product divided by $10.00. Additionally, the Sponsor will forfeit a number of Founder Shares equal to: ((The amount that

Golden Falcon’s transaction costs and unpaid Golden Falcon liabilities exceed $10,000,000 divided by two) divided by ten) minus the number of Founder Shares that MNG consents to being transferred by the Sponsor in connection with a Potential Financing.

Of the 8,625,000 outstanding shares of Class B Common Stock, the Initially Vested ADSs are 1,076,655 and 754,000 in the minimum and maximum redemption scenarios, respectively. Additionally, 35,457 Company ADSs would be forfeited based on the transaction costs under the minimum redemption scenario. Therefore, 1,041,199 and 754,000 MNG ADSs are considered initially vested, and 7,548,345 and 7,871,000 Company ADSs are unvested in the minimum and maximum redemption scenarios, respectively.

A certain number of Unvested ADSs will be subject to vesting from time to time upon:

i.

any Transfer (as defined in the Sponsor Support Agreement) by (A) Mapa, (B) any other direct or indirect shareholder of MNG, other equityholder of MNG or other beneficial owner of outstanding equity of MNG as of immediately prior to the Closing or (C) any of their respective affiliates, associates or family members (collectively, “Company Related Persons”), of any MNG ADSs at a price per MNG ADS equal to or greater than $10.00 per MNG ADS (reflecting appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change occurring on or after the date of the Sponsor Support Agreement); or

ii.

any special dividends paid or otherwise distributed to any Company Related Person that are funded through any capital raise or other financing by MNG or any of its affiliates (each of clauses (i) and (ii), a “Liquidity Event”);

In each case, the vesting period extends up to two (2) years following the Closing. The Unvested ADSs are viewed as an equity-settled share-based payment transaction. This payment is a contingent additional payment for the ‘listing service’ under IFRS 2 for which there is no service condition. The contingent payment feature represents a non-vesting condition that is taken into account at the grant date and not subsequently updated. Therefore, the grant date fair value of the potential incremental award should be determined at the Business Combination date and included in the IFRS 2 charge. The fair value of the equity instrument is adjusted downwards to reflect the probability of meeting any non-vesting conditions. As the non-vesting condition is not price-based, the fair value is not readily modelled and is therefore based on entity-specific estimates. The likelihood of a Liquidity Event occurring within two (2) years of closing is deemed remote. Further, given the uncertainty of predicting events over this time period, the Company has established a probability of 10% that a Liquidity Event occurs over the vesting period and included this probability in the grant date fair value that is included in the IFRS 2 charge.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2022

(in thousands)

	September 30, 2022			Transaction Accounting Adjustments (Assuming Minimum Redemptions)		September 30, 2022	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		September 30, 2022
	MNG (IFRS, Historical)	Golden Falcon (US GAAP, Historical)	IFRS Conversion and Reclassification Adjustments (Note 2)			Pro Forma Combined (Assuming Minimum Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)
Current Assets
Cash and cash equivalents	17,235	52	—	346,782	A	4,084	(12,410	)H	4,793
				(5,709	)C		709	C
				(10	)D		12,410L
				(3,484	)E
				(4,380	)F
				(620	)G
				(304,372	)H
				(41,410	)L
Trade receivables	17,478	—	—	—		17,478	—		17,478
Other Receivables	61,083	—	—	—		61,083	—		61,083
Inventories	4,771	—	—	—		4,771	—		4,771
Prepayments	971	69	—	—		1,040	—		1,040
Other current assets	511	—	—	—		511	—		511
Cash and marketable securities held in Trust Account	—	346,782	—	(346,782	)A	—	—		—

Total current assets	102,049	346,903	—	(359,985)		88,967	709		89,676

Non-Current Assets
Financial investments	38	—	—	—		38	—		38
Property, plant and equipment	219,682	—	—	—		219,682	—		219,682
Intangible assets	6,743	—	—	—		6,743	—		6,743
Equity accounted investees	2,135	—	—	—		2,135	—		2,135
Prepayments	25,992	—	—	—		25,992	—		25,992

Total non-current assets	254,590	—	—	—		254,590	—		254,590

Total Assets	356,639	346,903	—	(359,985)		343,557	709		344,266

Liabilities
Current Liabilities
Short-term borrowings	13,495	—	—	—		13,495	—		13,495
Short-term portion of long-term borrowings	20,036	—	—	—		20,036	—		20,036
Trade payables	31,478	1,175	—	(10	)D	31,536	—		31,536
				(48	)E
				(1,059	)F
Liabilities related to the employee benefits	2,384	—	—	—		2,384	—		2,384
Other payables	8,622	—	—	41,410	B	8,622	(12,410	)B	8,622
				(41,410	)L		12,410	L
Current tax liabilities	2,352	173	—	—		2,525	—		2,525
Short-term provisions	1,624	—	—	—		1,624	—		1,624

Total Current liabilities	79,991	1,348	—	(1,117)		80,222	—		80,222

	September 30, 2022			Transaction Accounting Adjustments (Assuming Minimum Redemptions)		September 30, 2022	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		September 30, 2022
	MNG (IFRS, Historical)	Golden Falcon (US GAAP Historical)	IFRS Conversion and Reclassification Adjustments (Note 2)			Pro Forma Combined (Assuming Minimum Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)

Non-Current Liabilities
Long term borrowings	56,044	—	—	—		56,044	—		56,044
Long term provisions	2,732	—	—	—		2,732	—		2,732
Deferred tax liabilities	27,063	—	—	—		27,063	—		23,765
Convertible promissory note – related party, at fair value	—	246	—	(246)	G	—	—		—
Deferred underwriting fee payable	—	12,075	—	(12,075)	C	—	—		—
Warrant liabilities	—	1,569	—	—	G	1,569	—		1,569
Common stock subject to possible redemptions	—	—	346,661	(304,372)	H	—	(12,410)	H	—
				(42,289)	J1		12,410	J1

Total Non-Current liabilities	85,839	13,890	346,661	(358,982)		87,408	—		87,408

Total liabilities	165,830	15,238	346,661	(360,099)		167,630	—		167,630

Commitments and Contingencies:

Class A ordinary shares subject to redemption	—	346,661	(346,661)	—		—	—		—

Equity
Share capital	33,285	—	—	(2,720)	B	33,285	765	B	33,285
				2,720	J2		(765)	J2
Class A common stock	—	—	—	1	I	—	—		—
				(1)	J1
Class B common stock	—	1	—	(1)	I	—	—		—
Items that are or may be reclassified subsequently to profit or loss	(2,067)	—	—			(2,067)	—		(2,067)
Share premium	—	—	—	(38,690)	B	18,697	11,644	B	16,458
				1	J1		(11,644)	J2
				38,690	J2		(2,563)	J3
				11,140	J3		323	K
				7,556	K
Restricted reserves	10,433	—	—	—		10,433	—		10,433
Retained earnings	149,158	(30,196)	—	6,366	C	115,579	709	C	118,527
				(3,436)	E		(709)	J1
				(3,320)	F		3,272	J3
				(374)	G		(323)	K
				27,524	J1
				(22,587)	J3
				(7,556)	K
Net profit for the period	—	15,199	—	(15,199)	J1	—	—		—

Total Equity	190,809	(14,996)	—	114		175,927	709		176,636

Total Equity and Liabilities	356,639	346,903	—	(359,985)		343,557	709		344,266

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022

(in thousands, except share and per share data)

	Nine months ended September 30, 2022	Nine months ended September 30, 2022		Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Nine months ended September 30, 2022	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Nine months ended September 30, 2022
	MNG (IFRS, Historical)	GF (US GAAP, Historical)	IFRS Conversion and Reclassification Adjustments (Note 2)			Pro Forma Combined (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	253,573	—	—	—		253,573	—	253,573
Cost of sales	(196,860)	—	—	—		(196,860)	—	(196,860)

Gross Profit	56,713	—	—	—		56,713	—	56,713

Administrative expenses	(7,808)	—	—	—		(7,808)	—	(7,808)
Marketing expenses	(1,223)	—	—	—		(1,223)	—	(1,223)
Other operating income	9,541	—	—	—		9,541	—	9,541
Other operating expenses	(9,619)	(1,711)	—	96	BB	(11,234)	—	(11,234)

Operating Profit	47,604	(1,711)	—	96		45,989	—	45,989
Interest earned on marketable securities held in Trust Account	—	2,310	(2,310)	—		—	—	—
Unrealized (loss) gain on marketable securities held in Trust Account	—	(40)	40	—		—	—	—
Change in fair value of convertible promissory note	—	174	(174)	—		—	—	—
Change in fair value of warrant liabilities	—	14,890	(14,890)	—		—	—	—

Other income (loss)	—	17,334	(17,334)	—		—	—	—
Finance income	17,863	—	—	—		17,863	—	17,863
Finance expenses	(13,366)	—	—	—		(13,366)	—	(13,366)
Interest earned on marketable securities held in Trust Account	—	—	2,310	(2,310	)AA	—	—	—
Unrealized (loss) gain on marketable securities held in Trust Account	—	—	(40)	40	AA	—	—	—
Change in fair value of convertible promissory note	—	—	174	(174	)AA	—	—	—
Change in fair value of warrant liabilities	—	—	14,890	—		14,890	—	14,890

	Nine months ended September 30, 2022	Nine months ended September 30, 2022		Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Nine months ended September 30, 2022	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Nine months ended September 30, 2022
	MNG (IFRS, Historical)	GF (US GAAP, Historical)	IFRS Conversion and Reclassification Adjustments (Note 2)			Pro Forma Combined (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Net finance income	4,497	—	17,334	(2,444)		19,387	—	19,387
Share of profit of equity-accounted investees	441	—	—	—		441	—	441

Profit before tax	52,542	15,623	—	(2,348)		65,817	—	65,817
Tax expense	(5,773)	(424)	—	444	AA	(5,773)	—	(5,773)
				(20	)BB

Profit for the period	46,769	15,199	—	(1,924)		60,044	—	60,044

Other comprehensive income	(1,132)	—	—	—		(1,132)	—	(1,132)

Total comprehensive income	(45,637)	15,199	—	(1,924)		58,912	—	58,912

Weighted average common shares outstanding - basic and diluted	64,244,115					64,244,115		63,929,775
Net profit per share - basic and diluted	0.73					0.93		0.94
Weighted average shares outstanding, Class A common stock		34,500,000		-34,500,000			-34,500,000
Net profit per share, Class A common stock - basic and diluted		0.35
Weighted average shares outstanding, Class B common stock		8,625,000		-8,625,000			-8,625,000
Net profit per share, Class A common stock - basic and diluted		1.76

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except share and per share data)

	Year Ended December 31, 2021	Year Ended December 31, 2021		Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Year Ended December 31, 2021	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Year Ended December 31, 2021
	MNG (IFRS, Historical)	GF (US GAAP, Historical)	IFRS Conversion and Reclassification Adjustments (Note 2)			Pro Forma Combined (Assuming Minimum Redemptions)			Pro Forma Combined (Assuming Maximum Redemptions)

Revenue	289,668	—	—	—		289,668	—		289,668
Cost of sales	(201,810)	—	—	—		(201,810)	—		(201,810)

Gross Profit	87,858	—	—	—		87,858	—		87,858
Administrative expenses	(10,231)	—	—	(30,143	)FF	(40,374)	2,920	FF	(37,425)
Marketing expenses	(989)	—	—	—		(989)	—		(989)
Other operating income	17,927	—	—	—		17,927	—		17,927
Other operating expenses	(15,110)	(1,834)	—	228	DD	(20,152)	—		(20,152)
				(3,436	)EE

Operating Profit	79,455	(1,834)	—	(33,351)		44,270	2,920		47,219
Interest earned on marketable securities held in Trust Account	—	156	(156)	—		—	—		—
Unrealized (loss) gain on marketable securities held in Trust Account	—	6	(6)	—		—	—		—
Change in fair value of convertible promissory note	—	61	(61)	—		—	—		—
Change in fair value of warrant liabilities	—	20,936	(20,936)	—		—	—		—

Other income (loss)	—	21,159	(21,159)	—		—	—		—

Finance income	21,189	—	—	—		21,189	—		21,189
Finance expenses	(34,010)	—	—	—		(34,010)	—		(34,010)
Interest earned on marketable securities held in Trust Account	—	—	156	(156	)CC	—	—		—
Unrealized (loss) gain on marketable securities held in Trust Account	—	—	6	(6	)CC	—	—		—

	Year Ended December 31, 2021	Year Ended December 31, 2021		Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Year Ended December 31, 2021	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Year Ended December 31, 2021
	MNG (IFRS, Historical)	GF (US GAAP, Historical)	IFRS Conversion and Reclassification Adjustments (Note 2)			Pro Forma Combined (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Change in fair value of convertible promissory note	—	—	61	(61	)CC	—	—	—
Change in fair value of warrant liabilities	—	—	20,936	—		20,936	—	20,936

Net finance income	(12,821)	—	21,159	(223)		8,115	—	8,115
Share of profit of equity-accounted investees	345	—	—	—		345	—	345

Profit before tax	66,979	19,325	—	(33,574)		52,730	2,920	55,679
Tax expense	(16,547)	—	—	—		(16,547)	—	(16,547)

Profit for the period	50,432	19,325	—	(33,574)		36,183	2,920	39,132

Other comprehensive income	(551)	—	—	—		(551)	—	(551)

Total comprehensive income	49,881	19,325	—	(33,574)		35,632	2,920	38,581

Pro forma weighted average common shares outstanding - basic and diluted	64,244,115					64,244,115		63,929,775
Pro forma net loss per share - basic and diluted	0.79					0.56		0.61
Weighted average shares outstanding, Class A common stock	—	34,500,000	—	(34,500,000)		—	(34,500,000)	—

Net profit per share, Class A common stock - basic and diluted	—	0.45	—			—	—	—
Weighted average shares outstanding, Class B common stock	—	8,625,000	—	(8,625,000)		—	(8,625,000)	—

Net profit per share, Class A common stock - basic and diluted	—	2.24	—	—		—	—	—

See accompanying notes to the unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of September 30, 2022 assumes that the Business Combination and related transactions occurred on September 30, 2022. The unaudited pro forma condensed combined statements of profit or loss for the nine-month period ended September 30, 2022 and the year ended December 31, 2021, each present pro forma effect to the Business Combination as if it had been completed on January 1, 2021. These periods are presented on the basis that MNG is the accounting acquirer.

The unaudited pro forma condensed combined statement of financial position as of September 30, 2022 has been prepared using, and should be read in conjunction with, the following:

•	MNG’s unaudited statement of financial position as of September 30, 2022 and the related notes for the period ended September 30, 2022, included elsewhere in this proxy statement/prospectus; and

•	Golden Falcon’s unaudited condensed balance sheet as of September 30, 2022 and the related notes for the period ended September 30, 2022, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•	MNG’s audited statement of profit or loss for the year ended December 31, 2021 and the related notes, included elsewhere in this proxy statement/prospectus; and

•	Golden Falcon’s audited statement of operations for the year ended December 31, 2021 and the related notes, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of profit or loss for the nine-month period ended September 30, 2022, has been prepared using, and should be read in conjunction with, the following:

•	MNG’s unaudited statement of profit or loss for the nine-month period ended September 30, 2022 and the related notes, included elsewhere in this proxy statement/prospectus; and

•	Golden Falcon’s unaudited condensed statement of operations for the nine-month period ended September 30, 2022 and the related notes, included elsewhere in this proxy statement/prospectus.

The historical financial statements of MNG have been prepared in accordance with IFRS and in MNG’s functional and reporting currency of U.S. dollar ($). The historical financial statements of Golden Falcon have been prepared in accordance with U.S. GAAP in Golden Falcon’s functional and reporting currency of U.S. dollar ($).

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company after giving effect to the Business Combination. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that

MNG’s management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. MNG’s management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to MNG’s management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of MNG and Golden Falcon.

The tax effect of the pro forma adjustments was calculated using the historical statutory rates in effect for the periods presented. Transaction costs expected to be incurred in connection with the Business Combination, IFRS 2 related charges and changes in fair value of the promissory note have been deemed nondeductible for income tax purposes and therefore are not included in the calculation for pro forma purposes.

Immediately after Closing, Golden Falcon and MNG will enter into a management agreement, in the form to be mutually agreed (in good faith) by Golden Falcon and MNG, pursuant to which Golden Falcon will provide certain services to MNG in consideration for arm’s length management fees. As the terms have not been finalized, the unaudited pro forma condensed combined financial information does not reflect the impact of this agreement.

2.	IFRS Policy and Presentation Alignment

The historical financial information of Golden Falcon has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The adjustments required to convert Golden Falcon’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information were to reclassify Golden Falcon’s common stock subject to redemption in the amount of $346,661 thousand from mezzanine equity under U.S. GAAP to non-current financial liabilities under IFRS to reflect that the right to redeem is at the option of the equityholder.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align Golden Falcon’s historical financial information in accordance with the presentation of MNG’s historical financial information.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The pro forma adjustments reflecting the consummation of the Business Combination and the related transactions are based on certain currently available information and certain assumptions and methodologies that MNG’s management believes are reasonable under the circumstances. They reflect only the accounting adjustments of the Business Combination and the related transactions (“Transaction Accounting Adjustments”) and do not reflect any management adjustments for expected synergies or other related potential impacts (“Management Adjustments”).

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of financial position as of September 30, 2022 are as follows:

(A)

Reflects the liquidation and reclassification of $346,782 thousand of cash and investments held in the Trust Account to cash and cash equivalents that becomes available following the Business Combination.

(B)

Represents the acquisition of 5,249,778 and 3,754,000 shares in the amount of $41,410 thousand and $29,000 thousand from Mapa by IntermediateCo, resulting in a payable to Mapa, referred to as IntermediateCo Receivable, assuming minimum redemptions and maximum redemptions, respectively.

(C)

Reflects the settlement of $12,075 thousand deferred underwriting fee payable of Golden Falcon, updated to reflect negotiated reductions to the underwriting fees to $5,709 thousand and $5,000 thousand assuming minimum redemptions and maximum redemptions, respectively.

(D)	Represents the payment of Golden Falcon’s accrued administrative fee expenses payable of $10 thousand in accordance with an administrative and support agreement.

(E)

Represents preliminary estimated transaction costs of $3,484 thousand expected to be paid by MNG subsequent to September 30, 2022. $48 thousand of these fees have been incurred and recognized as trade payables in MNG’s statement of financial position as of September 30, 2022. The remaining balance of $3,436 thousand relates to estimated transaction costs to be both incurred and paid subsequent to September 30, 2022. The adjustment reflects the payment of $3,484 thousand in cash with a corresponding derecognition of trade payables in the amount of $48 thousand and a decrease to retained earnings in the amount of $3,436 thousand.

(F)

Represents preliminary estimated transaction costs of $4,380 thousand expected to be paid by Golden Falcon subsequent to September 30, 2022. $1,059 thousand of these fees have been incurred and recognized as trade payables in Golden Falcon’s statement of financial position as of September 30, 2022. The remaining balance of $3,320 thousand relates to estimated transaction costs to be both incurred and paid subsequent to September 30, 2022. The adjustment reflects the payment of $4,380 thousand in cash with a corresponding derecognition of trade payables in the amount of $1,059 thousand and a decrease to retained earnings in the amount of $3,320 thousand.

(G)

Reflects the settlement of Golden Falcon’s convertible promissory note with a nominal amount $620 thousand and a fair value of $246 thousand as of September 30, 2022, against a cash payment by MNG. The difference between the fair value and nominal amount results in a decrease to retained earnings of $374 thousand. While Golden Falcon has the option to settle the outstanding amount through the issuance of Warrants, Golden Falcon and MNG have agreed that the outstanding amount will be paid in cash upon the Merger and has been reflected as such in this adjustment. Additional drawdowns subsequent to September 30, 2022 have not been reflected but also are expected to be settled in cash.

(H)

Reflects the redemption of 30,291,421 and 31,500,000 shares of Class A Common Stock assuming minimum redemptions and maximum redemptions, respectively. 30,291,421 shares of Class A Common Stock in the amount of $304,372 thousand were redeemed on December 20, 2022 and have been adjusted in both the minimum redemption and maximum redemption presentation. The maximum redemption presentation further assumes that 1,208,579 shares of Class A Common Stock in the amount of $12,410 thousand are redeemed in connection with the Business Combination.

(I)

Reflects the conversion of 8,625,000 Class B Common Stock, par value $0.0001 per share into 8,625,000 Class A Common Stock, par value $0.0001 per share. Refer to Sponsor Shares above for additional information.

(J1)

Represents the elimination of Golden Falcon Common Stock, retained earnings and net profit for the period after recording the deferred underwriting fee (C), transaction costs (F), convertible promissory note (G) and redemptions of Golden Falcon Common Stock (H). Specifically, the $27,542 thousand adjustment to retained earnings was calculated based on eliminating the historical September 30, 2022 Golden Falcon retained deficit of $30,196 thousand, adjusted for the prior adjustment increasing retained earnings by $6,366 thousand for the forgiveness of a portion of the Golden Falcon deferred underwriting fees (C), and the prior adjustments reducing retained earnings for the expected Golden Falcon transaction costs (F) and settlement of the Golden Falcon convertible promissory note (G) in the amounts of $3,320 thousand and $374 thousand, respectively.

(J2)

Reflects the issuance of 4,208,579 and 3,000,000 MNG ADSs to Golden Falcon public stockholders, and 1,041,199 and 754,000 MNG ADSs to the Sponsor for a total estimated fair value of $52,550 thousand and $37,578 thousand, by IntermediateCo, via a depositary, in exchange for Class A Common Stock assuming minimum redemptions and maximum redemptions, respectively. Further, 26,150,000 Warrants were assumed and replaced with 26,150,000 of MNG Warrants, which remain classified as a liability as the terms did not substantially change. Therefore, this is not shown as an adjustment to the unaudited pro forma condensed combined statement of financial position.

(J3)

Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of the MNG ADSs issued over the fair value of Golden Falcon’s identifiable net assets at the date of the Business Combination, resulting in a $30,143 thousand and $27,194 thousand decrease to retained earnings assuming minimum redemptions and maximum redemptions, respectively. The fair value of the MNG ADSs issued was estimated based on a market price of Class A Common Stock, given the one-to-one conversion upon the Merger, of $10.01 per share (as of February 10, 2023). The net assets were derived from Golden Falcon’s historical financial statements, adjusted for incremental impacts to Golden Falcon’s net assets upon the Merger.

	Assuming Minimum Redemptions		Assuming Minimum Redemptions
	Shares	USD (thousands)	Shares	USD (thousands)
Estimated fair value of MNG equity consideration issued (pro forma)
MNG ADS issued in replacement of Class A Common Stock	4,208,579	$42,128	3,000,000	$30,030
MNG ADS issued in replacement of Class B Common Stock	1,041,199	10,422	754,000	7,548
Unvested ADSs	7,548,345	7,556	7,871,000	7,879

		60,106		45,457
Estimated fair value of Golden Falcon net assets acquired (pro forma)
Total Assets Acquired		$42,530		$30,121
Total Liabilities Acquired		(12,567)		(11,858)

		29,963		18,263

Excess of fair value of MNG equity consideration over Golden Falcon net assets acquired (IFRS 2 Charge)		30,143		27,194
Presented in Note 3(J3)		$22,482		$19,240
Presented in Note 3(K)		$7,556		$7,879

(K)

Reflects the preliminary estimated expense recognized, in accordance with IFRS 2, for the issuance of 7,548,345 and 7,871,000 Unvested ADSs assuming minimum redemptions and maximum redemptions, respectively, resulting in an increase in share capital (and a corresponding decrease in retained earnings) equal to the fair value of $7,556 thousand and $7,879 thousand, respectively. Refer to Sponsor Shares above for additional information.

(L)	Reflects IntermediateCo’s payment to Mapa of $41,410 thousand and $29,000 thousand to settle IntermediateCo Receivable, assuming minimum redemptions and maximum redemptions, respectively.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of profit or loss for the nine-month period ended September 30, 2022 are as follows:

(AA)

Represents the elimination of interest income, unrealized gains on marketable securities held in the Trust Account, and the change in fair value of the convertible promissory note for the nine-month period ended September 30, 2022. Further represents the reduction of income tax expense due to the elimination of taxable interest income.

(BB)

Reflects the elimination of expenses related to an administrative and support agreement of Golden Falcon as other operating expenses for the nine-month period ended September 30, 2022. Further reflects the increase in income tax expense due to the elimination of tax deductible expenses.

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 are as follows:

(CC)

Represents the elimination of interest income, unrealized gains on marketable securities held in the Trust Account, and the change in fair value of the convertible promissory note for the year ended December 31, 2021.

(DD)	Reflects the elimination of expenses related to an administrative and support agreement of Golden Falcon as other operating expenses for the year ended December 31, 2021.

(EE)	Reflects the estimated incremental transaction costs to be incurred by MNG recorded in administrative expenses for the year ended December 31, 2021.

(FF)

Reflects the recognition of the IFRS 2 service charge, as described in (J3) and (K), of $30,143 thousand and $27,194 thousand recorded in administrative expenses for the year ended December 31, 2021, assuming minimum redemptions and maximum redemptions, respectively.

4.	Earnings per Share

Represents the net profit per share (basic and diluted) calculated using the weighted average number of shares outstanding after the Stock Split and assuming the shares have been outstanding since January 1, 2021. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued as a consequence of the Stock Split in connection with the Business Combination have been outstanding for the entire period presented.

Warrants to purchase up to a total of 26,150,000 shares of Class A Common Stock will be assumed and replaced as part of the Business Combination. Because the warrants are exercisable at a per share amount ($11.50) exceeding the current market price of Class A Common Stock, any shares that would be issued upon exercise of the warrants are considered anti-dilutive and, in accordance with IAS 33, are therefore not included in the diluted earnings per share calculation.

Additionally, the Unvested ADSs have not been included in the earnings per share calculation as the necessary contingent conditions for vesting have not been satisfied as of September 30, 2022, in accordance with IAS 33.24 and IAS 33.52.

	For the Nine-Month Period Ended September 30, 2022
	Minimum Redemptions	Maximum Redemptions
	(kUSD, except share and per share data)
Pro forma profit for the period	$60,044	$60,044
Weighted average shares outstanding - basic and diluted	64,244,115	63,929,775
Net profit per share—basic and diluted	$0.93	$0.94

	For the Year Ended December 31, 2021
	Minimum Redemptions	Maximum Redemptions
	(kUSD, except share and per share data)
Pro forma profit for the period	$36,183	$39,132
Weighted average shares outstanding - basic and diluted	64,244,115	63,929,775
Net profit per share—basic and diluted	$0.56	$0.61

GOLDEN FALCON ACQUISITION CORP.

850 Library Avenue, Suite 204

Newark, Delaware 19711

SPECIAL MEETING OF STOCKHOLDERS

Overview

Golden Falcon is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by the Golden Falcon Board for use at the Special Meeting to be held on [●], 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being mailed on or about [●], 2023 to all Golden Falcon Stockholders of record as of [●], 2023, the record date for the Special Meeting. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place of the Special Meeting

The Special Meeting will be held on [●], 2023, at [●] [a.m.] local time, or such other date, time and place to which such Special Meeting may be adjourned or postponed, at [●].

Purpose of the Special Meeting

At the Special Meeting, Golden Falcon will ask the Golden Falcon Stockholders to vote in favor of the following proposals:

•	The Business Combination Proposal — a proposal to approve and adopt the Business Combination Agreement and the Merger (Proposal No. 1).

•

The Governance Proposals — to approve, on a non-binding advisory basis, separate governance proposals relating to certain material changes between the Existing Charter and the Proposed Charter (Proposal Nos. 2A through 2F).

•

The Adjournment Proposal — a proposal to authorize the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote or Golden Falcon Stockholders have elected to redeem an amount of Public Shares such that the Available Cash condition to the obligation to Closing would not be satisfied (Proposal No. 3).

Recommendation of the Golden Falcon Board

The Golden Falcon Board believes that each of the proposals to be presented at the Special Meeting is in the best interests of Golden Falcon and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of the Golden Falcon Board in favor of approval of the Business Combination Proposal, you should keep in mind that certain of Golden Falcon’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•

the beneficial ownership of the Sponsor, which is controlled by Makram Azar, Golden Falcon’s chief executive officer and director, and Scott Freidheim, chairman of the Golden Falcon Board, of an aggregate of 17,345,000 shares of Golden Falcon Common Stock, consisting of:

•	8,625,000 Founder Shares purchased by the Sponsor for an aggregate price of approximately $25,000 (of which an aggregate of 180,000 shares were transferred to Golden Falcon’s independent directors), which shares will be converted into shares of Class A Common Stock immediately prior to the Closing; and

•	8,900,000 shares of Class A Common Stock underlying Private Placement Warrants purchased by the Sponsor at $1.00 per warrant for an aggregate purchase price of approximately $8.9 million.

All of the above Founder Shares and Private Placement Warrants would become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption and liquidation with respect to these shares. Such shares and warrants have an aggregate market value of approximately $[●] million and $[●], respectively, based on the closing price of Class A Common Stock of $[●] and the closing price of Warrants of $[●] on the NYSE on [●], 2023;

•

the fact that the Sponsor has made available to Golden Falcon a loan of up to $1,000,000 pursuant to the Sponsor Convertible Promissory Note, of which $806,495 was advanced by the Sponsor to Golden Falcon as of the date of this proxy statement/prospectus, and that the note will mature on the date on which Golden Falcon consummates its initial business combination (and as such, such loan is expected to be repaid in connection with the Closing). At the option of Golden Falcon, the Sponsor Convertible Promissory Note may be converted into MNG Warrants at a price of $1.00 per warrant. If the Business Combination is not completed and Golden Falcon winds up, there may not be sufficient assets to repay the Sponsor Convertible Promissory Note and it will be worthless;

•

the beneficial ownership of Golden Falcon’s independent directors, Xavier Rolet, KBE, Dominique D’Hinnin, I. Martin Pompadur, Isabelle Amiel Azoulai and Mikael Breuer-Weil, who each hold 36,000 Founder Shares with a market value of approximately $[●] based on the closing price of Class A Common Stock of $[●] on the NYSE on [●], 2023. The Founder Shares would become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the independent directors have waived any right to redemption with respect to these shares;

•

the fact that given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Units sold in the Golden Falcon IPO and the substantial number of shares of Class A Common Stock that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the MNG ADSs trade below the price initially paid for the Units in the Golden Falcon IPO and the Golden Falcon Stockholders experience a negative rate of return following the completion of the Business Combination;

•	the agreement by the Sponsor and Golden Falcon’s directors to vote any shares of Golden Falcon Common Stock held by them in favor of the Business Combination Proposal;

•

the fact that if the Trust Account is liquidated, including in the event Golden Falcon is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Golden Falcon to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Golden Falcon has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Golden Falcon, but only if such a vendor or target business has not executed a waiver (other than Golden Falcon’s independent public accountants) of any and all rights to amounts held in the Trust Account;

•

the fact that Golden Falcon’s officers, directors, Initial Stockholders and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations. These individuals have negotiated the repayment of any such expenses upon completion of an initial business combination. However, if Golden Falcon fails to consummate a business combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Golden Falcon will most likely not be able to reimburse these expenses if the Business Combination is not completed. Although as of the record date, Golden Falcon’s officers, directors, Initial Stockholders and their affiliates had not incurred any unpaid reimbursable expenses, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and Golden Falcon in the amount of $10,000 as of September 30, 2022, they may incur such expenses in the future. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination;

•

the Existing Charter provides that the doctrine of corporate opportunity will not apply with respect to Golden Falcon or any of its officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Golden Falcon does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. In the course of their other business activities, Golden Falcon’s officers and directors may become aware of other investment and business opportunities which may be appropriate for presentation to Golden Falcon as well as the other entities with which they are affiliated. Golden Falcon’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business opportunity should be presented, any entity with whom Golden Falcon’s management has a pre-existing fiduciary obligation will be presented the opportunity before Golden Falcon is presented with it. Golden Falcon does not believe, however, that the fiduciary duties or contractual obligations of Golden Falcon’s officers or directors or waiver of corporate opportunity materially affected Golden Falcon’s search for a Business Combination. Golden Falcon is not aware of any such corporate opportunity not being offered to Golden Falcon and does not believe the renouncement of Golden Falcon’s interest in any such corporate opportunities impacted Golden Falcon’s search for an acquisition target;

•

the anticipated continuation of Scott Freidheim, Chairman of the Golden Falcon Board and Makram Azar, Golden Falcon’s Chief Executive Officer and director, as independent directors of MNG following the Closing; and

•	the continued indemnification of current directors and officers of Golden Falcon and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of Golden Falcon Common Stock at the close of business on [●], 2023, which is the record date for the Special Meeting. You are entitled to one vote for each share of Golden Falcon Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there are [●] shares of Golden Falcon Common Stock outstanding, of which 8,625,000 are Founder Shares held by the Sponsor and Golden Falcon’s independent directors.

The Sponsor and Golden Falcon’s directors have agreed to vote all of their Founder Shares and any Public Shares acquired by them in favor of the Business Combination Proposal. The issued and outstanding Warrants do not have voting rights at the Special Meeting.

Voting Your Shares

Each share of Golden Falcon Common Stock that you own in your name entitles you to one vote on each of the proposals at the Special Meeting. Your one or more proxy cards show the number of shares of Golden Falcon Common Stock that you own.

If you are a holder of record, there are two ways to vote your shares of Golden Falcon Common Stock at the Special Meeting:

•

Voting by Mail. You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable Special Meeting(s). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Golden Falcon Common Stock will be voted as recommended by Golden Falcon Board. Golden Falcon encourages you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting.

•

Voting at the Special Meeting. You can attend the Special Meeting and vote in person. If your shares of Golden Falcon Common Stock are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at the Special Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you will need to contact your broker, bank or nominee to obtain a legal proxy that will authorize you to vote these shares. Please have your control number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact the transfer agent.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Golden Falcon Common Stock, you may contact our proxy solicitor at:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Telephone: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: [●].info@investor.morrowsodali.com

Quorum and Vote Required for the Golden Falcon Proposals

A quorum of Golden Falcon Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the Golden Falcon Common Stock outstanding and entitled to vote at the meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The approval of the Business Combination Proposal requires the affirmative vote of a majority of the then-outstanding shares of Golden Falcon Common Stock voting together as a single class. The approval of the Governance Proposals (on an advisory basis) and the Adjournment Proposal requires the affirmative vote of at least a majority of the shares of Golden Falcon Common Stock entitled to vote thereon and voted in person or by proxy at the Special Meeting. Accordingly, a Public Stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting, or a Broker Non-Vote will have the same effect as a vote “against” the Business Combination Proposal and no effect on the Adjournment Proposal.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Golden Falcon believes that all of the proposals presented to its stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “Broker Non-Vote.”

Abstentions will be counted for purposes of determining the presence of a quorum at the Special Meeting of Golden Falcon Stockholders. For purposes of approval, abstentions will have the same effect as a vote “against” the Business Combination Proposal and will have no effect on the Adjournment Proposal. Broker Non-Votes will have the same effect as a vote “against” the Business Combination Proposal and will have no effect on the Adjournment Proposal.

Revocability of Proxies

If you are a stockholder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Golden Falcon’s secretary in writing before the annual meeting that you have revoked your proxy; or

•	you may attend the Special Meeting and submit a ballot during the Special Meeting.

If you hold your shares in “street name,” you should contact your broker, bank or nominee to change your instructions on how to vote.

Redemption Rights

Any holder of Public Shares may demand that Golden Falcon redeem such shares for a pro rata portion of the cash held in the Trust Account (including interest earned and not previously released to Golden Falcon to pay its taxes), which holds the proceeds from the Golden Falcon IPO, calculated as of two business days prior to the consummation of the Business Combination, upon the consummation of the Business Combination. However, Golden Falcon will not redeem any Public Shares to the extent that such redemption would cause Golden Falcon’s net tangible assets to be less than $5,000,001 upon consummation of the Business Combination. For illustrative purposes, based on funds in the Trust Account of approximately $42.6 million as of December 31, 2022, the estimated per share redemption price would have been approximately $10.11.

Holders of Public Shares may exercise redemption rights regardless of whether they vote for or against the Business Combination Proposal or do not vote on such proposal at all, or if it is a holder of Public Shares on the record date. If a holder exercises its redemption rights and the Business Combination is consummated, then Golden Falcon will redeem such holder’s Public Shares for a pro rata portion of funds deposited in the Trust Account and such holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares without Golden Falcon’s prior consent. Accordingly, all shares in excess of 15% of the Public Shares owned by a holder will not be redeemed. On the other hand, a Public Stockholder who holds 15%

or less of the Public Shares may redeem all of the Public Shares held by it for cash. The Sponsor and Golden Falcon’s officers and directors will not have redemption rights with respect to any shares of Golden Falcon Common Stock owned by them, directly or indirectly.

Golden Falcon Stockholders who seek to have their Public Shares redeemed must deliver their shares, either physically or electronically using DTC’s DWAC System, to CST, Golden Falcon’s transfer agent, no later than two (2) business days prior to the Special Meeting at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent.

Holders of Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.

If you hold the Public Shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming Public Stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their Public Shares. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is Golden Falcon’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, Golden Falcon does not have any control over this process and it may take longer than one week. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any request to have such Public Shares redeemed, once made, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal and the Special Meeting. If you deliver your shares for redemption to Golden Falcon’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Golden Falcon’s transfer agent return the shares (physically or electronically). You may make such request by contacting Golden Falcon’s transfer agent at the phone number or address listed above.

If the Business Combination is not approved or completed for any reason, then the Public Stockholders who elected to exercise their redemption rights will not be entitled to have their Public Shares redeemed. In such case, Golden Falcon will promptly return any shares delivered by the Public Stockholders.

For illustrative purposes, the closing price of the Class A Common Stock on [●], 2023, was $[●] per share. The cash held in the Trust Account on such date less taxes payable was approximately $[●] million ($[●] per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of Class A

Common Stock as they may receive higher proceeds from the sale of their Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Golden Falcon cannot assure its stockholders that they will be able to sell their Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If you exercise your redemption rights, your shares of Class A Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, including interest earned and not previously released to Golden Falcon to pay its taxes. You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption.

If you are a holder of Public Shares (including through the ownership of Units) and you exercise your redemption rights, it will not result in the loss of any Public Warrants that you may hold (including those contained in any Units you hold). Your Public Warrants will become exercisable to purchase one share of Class A Common Stock for a purchase price of $11.50 beginning 30 days after consummation of the Business Combination.

If the Business Combination Proposal is not approved and Golden Falcon does not consummate an initial business combination by June 22, 2023 or such earlier date as determined by the Board (or obtain the approval of Golden Falcon Stockholders to extend the deadline for Golden Falcon to consummate an initial business combination, it will be required to dissolve and liquidate and the Public Warrants will expire worthless.

Redemption rights are not available to holders of Public Warrants in connection with the Business Combination.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of Golden Falcon Common Stock or Warrants in connection with the Business Combination.

Solicitation of Proxies

Golden Falcon will pay the cost of soliciting proxies for the Special Meeting. Golden Falcon has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the Special Meeting. Golden Falcon has agreed to pay Morrow Sodali LLC a fee of $[●]. Golden Falcon will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. Golden Falcon also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Golden Falcon Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Golden Falcon Common Stock and in obtaining voting instructions from those owners. Golden Falcon’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Stock Ownership and Voting by Golden Falcon’s Initial Stockholders

The Sponsor, Golden Falcon’s directors and officers have agreed to vote any Founder Shares, and any Public Shares held by them as of the record date in favor of each of the proposals presented at the Special Meeting. As of the record date, the Sponsor and Golden Falcon’s directors and officers beneficially owned an aggregate of approximately 67.2% of the outstanding shares of Golden Falcon Common Stock.

The Sponsor and Golden Falcon’s directors, officers, advisors or their affiliates may privately negotiate transactions to purchase Public Shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed for cash in conjunction with the Business Combination for a per share pro rata portion of the Trust Account without the prior written consent of MNG. None of the Sponsor, directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from Golden Falcon Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares for cash. The purpose of these purchases would be to increase the amount of cash available to Golden Falcon for use in the Business Combination. As of the date of this proxy statement/prospectus, none of the Sponsor, directors, officers or advisors, or their respective affiliates, have acquired any Public Shares since the record date.

Any shares purchased by the Sponsor or Golden Falcon’s directors, officers, advisors or their affiliates would be purchased at a price no higher than the per share pro rata portion of the Trust Account. Any shares so purchased would not be voted in favor of the Business Combination Proposal at the Special Meeting and would not be redeemable by the Sponsor or Golden Falcon’s directors, officers, advisors or their affiliates.

Golden Falcon will file a Current Report on Form 8-K to disclose arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of shares or warrants purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Business Combination Proposal will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the Sponsor or Golden Falcon’s directors, officers, advisors or their affiliates, and the number of Public Shares then redeemed.

PROPOSAL NO. 1 - THE BUSINESS COMBINATION PROPOSAL

THE BUSINESS COMBINATION

Background of the Business Combination

The terms of the Business Combination Agreement are the result of arm’s-length negotiations between representatives of Golden Falcon and MNG. The following is a brief discussion of the background of these negotiations, the Business Combination Agreement and related transactions.

Golden Falcon is a blank check company formed under the laws of the State of Delaware on August 24, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Golden Falcon sought to leverage its management team’s proprietary global network of strong relationships with private equity sponsors, entrepreneurs, venture and growth capital funds, family offices, large corporations, sovereign wealth funds and their owners and most senior officers to identify, structure, finance, acquire and support the operation of a business combination target. In pursuing its strategy Golden Falcon has taken advantage of its management team’s, independent directors’, and strategic advisory group’s extensive experience investing in and operating businesses across a wide range of sectors and geographies. Among other criteria, Golden Falcon focused on identifying businesses with significant revenue and earnings growth potential and a transatlantic nexus that could benefit from its relationships and experience.

The Business Combination with MNG is a result of an extensive search for a potential transaction utilizing Golden Falcon management’s relationships with management teams of public and private companies, investment professionals at private equity firms, family offices and other financial sponsors, owners of private businesses, investment bankers, and more.

On an ongoing basis, MNG and the MNG Board, together with their legal and financial advisors, have reviewed and evaluated strategic opportunities and alternatives with a view to enhancing stockholder value. Such opportunities and alternatives included, among other things, acquisitions and capital markets transactions.

On December 22, 2020, Golden Falcon completed its initial public offering of 34,500,000 units, including the issuance of 4,500,000 units as a result of the underwriters’ full exercise of their over-allotment option, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. The Units in the IPO were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $345,000,000. Simultaneously with the consummation of the IPO and the full over-allotment option, Golden Falcon consummated the private placement of an aggregate of 8,900,000 Private Placement Warrants to its Sponsor at a price of $1.00 per private placement warrant, generating total gross proceeds of $8,900,000. A total of $345,000,000 from the net proceeds from the IPO and the private placement were placed in the Trust Account.

Except for a portion of the interest earned on the funds held in the Trust Account that may be released to us to pay taxes, none of the funds held in the Trust Account will be released until the earlier of the completion of our initial business combination and the redemption of 100% of our Public Shares if we are unable to consummate a business combination by June 22, 2023, or such earlier date as determined by the Golden Falcon Board.

Prior to the consummation of the IPO, neither Golden Falcon, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Golden Falcon.

From the date of Golden Falcon’s IPO through the signing of the Business Combination Agreement with MNG on December 6, 2022, members of Golden Falcon’s management reviewed self-generated ideas, contacted, and were contacted by, a number of individuals and entities with respect to hundreds of business combination opportunities. As part of this process, representatives of Golden Falcon considered and evaluated over 500 potential acquisition targets in a wide variety of industry sectors, and engaged in discussions with owners or management team members of over 30 such potential targets.

From January 2020 – April 2021, representatives of Golden Falcon engaged in significant due diligence and detailed discussions directly with the senior executives and shareholders of one other potential business combination target (“Company A”) in the entertainment industry with whom Golden Falcon signed letters of intent on February 5, 2021, and April 1, 2021. In April 2021, Golden Falcon and Company A determined to terminate discussions regarding a potential business combination because of, among other factors, Company A’s lack of preparedness to become publicly listed in the U.S. and divergent expectations on timing.

Golden Falcon decided to pursue a combination with MNG because it determined that MNG represented a compelling opportunity based upon MNG’s competitive strengths, which include the following:

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MNG’s global air cargo network with over 60 destinations, including access to key hubs throughout Europe including Paris, London, Amsterdam, and Cologne via night flights that allow its end customers to provide next-day delivery, as well as its weekly flights to JFK Airport in New York and Pearson International in Toronto, enable them to serve as a leading independent logistics provider and a global e-commerce enabler.

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MNG further benefits from secular tailwinds due to growth in global trade and the shift in consumer behavior that has driven e-commerce acceleration, combined with supply-side constraints in the logistics industry. Near-to-medium term dynamics benefitting MNG include the reduction in widebody passenger aircraft as commercial airlines are increasingly shifting to more fuel-efficient narrowbody aircraft, while a focus on securing critical supply chains through dedicated freighter capacity and increasing consumer adoption of buying goods online are supportive of the industry over the long-term.

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Through its 25+ years of operations, MNG has built relationships with leading players in the logistics space, diversified across freight forwarders, integrated operators, airlines, and direct customers, several of whom MNG has worked alongside for 20+ years. Today MNG services more than 15,000 corporate customers across 41 countries through over 3,500 flights per year.

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MNG is optimally located to serve the main global commercial routes by virtue of its strategic location in one of the largest cities in the world with a population greater than 15 million in a country with a population greater than 84 million. Istanbul is strategically located at the center of many main global commercial routes, sitting at the heart of the modern Silk Road, and the shift of global air freight’s center of gravity towards the East has further accelerated in the last couple of years. Turkey’s air transport freight volume (measured in ton-kilometers) has grown at nearly 10x the global rate from 2009 to 2019, resulting in Turkey’s share of the global air transport freight market increasing by more than 6x from 2010 to 2020.

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MNG has a number of growth levers expected to drive continued strong performance. In 2021, MNG began a weekly flight to JFK Airport in New York, and in 2022, it began a weekly flight to Pearson International Airport in Toronto. MNG sees tremendous growth opportunities in North America, as 14% of its 2021 revenue was generated by clients headquartered in the US. To further establish its footprint in this market, MNG is evaluating M&A targets with an Air Operator’s Certificate (AOC) in the US, as well as throughout Europe. In light of the warehousing business MNG has built in Turkey, and the enhanced value proposition it allows MNG to offer its customers in this country, MNG is also evaluating a number of warehouse acquisition opportunities in the US and throughout Europe, including in Germany, France, Belgium and the Netherlands to leverage local warehousing and third party logistics’ offerings to strengthen its next day delivery capabilities and further increase air cargo volumes with its customers in these regions. MNG’s main hub at Istanbul Airport, which offers all key services required for e-commerce, including parcel sorting and picking for dispatch, short-term storage and warehousing, and significant connectivity with facilities located outside the airport. E-commerce revenue has been a strong source of revenue growth, and MNG will look to further expand its customer base in this sector.

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MNG’s 428 slots at some of the most desirable airports globally, including in the U.S., the U.K., Germany, France, the Netherlands, Spain, Turkey, and Israel, serve as an additional barrier to entry, as many of these slots are at Level 3 airports with limited capacity and slot availability or are night slots, which are limited by regulators, but enhance MNG’s service offering to customers looking for a partner who is capable of providing next-day delivery.

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MNG has a strong track record of operational excellence, as evidenced by its consistent market outperformance for dispatch reliability compared to the global Airbus A300-600 and A330s benchmark in every year since 2012, its various accreditations with leading regulatory bodies including IATA and Tobbund and its ISO 9001 certification, and its operational excellence awards from Airbus. MNG is also an approved supplier to leading authorities such as the U.N., NATO, and U.S. military and non-military organizations.

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MNG’s business is led by a highly experienced management team with a combined 185+ years of experience, including 70+ years at MNG. MNG’s CEO, Ali Sedat Özkazanç, has served as CEO of MNG Airlines for 16+ years and brings 25+ years of industry expertise, having led MNG through a number of economic cycles and operating environments. MNG’s primary shareholder, Mapa, founded this company and has been a supportive shareholder to MNG for 26+ years.

Compared to MNG, Golden Falcon and its advisors did not consider the other alternative combination targets to be as compelling when taking into consideration their business prospects, strategy, management teams, structure, likelihood of execution and valuation considerations.

On January 26, 2022, Marin le Corre, on behalf of MNG’s shareholder, Mapa, contacted Makram Azar, the CEO of Golden Falcon, and held an introductory call to explore a potential business combination.

On January 28, 2022, Golden Falcon and MNG entered into a confidentiality agreement.

On January 28, 2022 Marin le Corre shared additional information on MNG and introduced Makram Azar to Murathan Doruk Günal, the CEO of Mapa Group, over e-mail.

On January 31, 2022, Golden Falcon had an introductory call with certain members of the MNG management team, including Murathan Doruk Günal, Sedat Özkazanç, and Marin le Corre to allow the MNG team to present the company to Golden Falcon and answer Golden Falcon’s preliminary due diligence questions. Golden Falcon’s representatives and advisors commenced an extensive due diligence process on MNG, which continued through December 2022.

During this more than ten-month period, Golden Falcon and its representatives and advisors engaged in a customary due diligence investigation of MNG, including, but not limited to, a site visit to MNG’s headquarters, due diligence relating to corporate matters, material contracts, corporate strategy, technology, real estate matters, regulatory matters, international trade matters, environmental matters, labor and employment matters, insurance, tax, finance and accounting matters. Golden Falcon and its representatives and advisors also engaged in extensive discussions regarding the optimal tax structuring of the Business Combination.

On February 23, 2022, Makram Azar sent a draft letter of intent (“LOI”) to MNG which proposed, subject to due diligence, a $900 million pre-money enterprise value and other standard terms and conditions, including the lock-up applicable to MNG shareholders, the various instruments under which MNG could raise additional capital between execution of the LOI and signing of a transaction agreement, and an exclusivity period until April 29, 2022. The proposed valuation and expense estimates were discussed between the parties on a video conference on February 24, 2022.

On March 2, 2022, MNG invited Makram Azar and Douglas Berkman to visit MNG’s headquarters In Istanbul. The visit included a discussion on MNG’s strategy, financial performance, and financial projections, with Murathan Doruk Günal, Sedat Özkazanç, Emre Mazanoğlu, Ali Şimşek, Zeliha Yüzbaşıoğlu, and Marin le Corre, as well as a discussion on the LOI with Mehmet Nazif Günal, Chairman of Mapa, Murathan Doruk Günal, and Marin le Corre, during which the valuation, anticipated capital raise, and expense estimate was discussed. Makram Azar, Scott Freidheim and certain other members of Golden Falcon’s management reviewed the financial projections but decided not to disclose them publicly because of MNG’s long financial history and strong track record. Accordingly, the financial projections were not shared with or reviewed by the independent directors of the Golden Falcon Board or the rest of the management team and neither the Golden Falcon Board nor the management team relied upon such projections in approving the Business Combination.

On March 3, 2022, Makram Azar and Douglas Berkman conducted on-site due diligence of MNG’s facilities at Istanbul Airport, where MNG team members, including Sedat Özkazanç, Emir Akin, and Serkan Eren, discussed MNG’s operations in greater detail and gave a tour of their facilities and equipment, including their planes and warehouse.

On March 5, 2022, MNG shared a revised LOI including minor comments to certain standard provisions.

On March 6, 2022, Golden Falcon shared an executed version of the LOI accepting the aforementioned comments, which was countersigned by MNG on March 7, 2022.

On March 8, 2022, Golden Falcon and MNG had a call to discuss key workstreams and the anticipated transaction timeline.

As part of their ongoing relationship since the IPO, Greenberg Traurig continued to assist Golden Falcon on the proposed transaction.

On March 15, 2022, Golden Falcon, MNG, and both parties’ advisors, including Greenberg Traurig, White & Case, GSI and KPMG had an all-hands kick-off call to discuss key workstreams and the transaction timeline.

On March 17, 2022, Golden Falcon, MNG, Greenberg Traurig, White & Case and GSI had the first of a series of calls, which were subsequently held throughout April, May, and June, during which the advisors pursued a range of potential combination constructs regarding structuring the transaction in a tax-efficient manner and discussed the potential impact of the structuring on MNG’s PCAOB audited financials.

On March 22, 2022, Golden Falcon and MNG began the first in a series of weekly calls that continued through May to discuss process and diligence topics, with a focus on MNG’s ongoing operational and financial performance and evolving industry and geopolitical dynamics, which demonstrated continued strong demand for air cargo, including on several of MNG’s key routes from Asia to Europe.

On March 25, 2022, Golden Falcon and MNG had an additional diligence session on the financial model during which the key topics addressed included the mechanics of the model’s key drivers, MNG’s historical and anticipated growth and margins by business line, MNG’s historical and anticipated cash flow profile, the impact of leases on MNG’s financial statements, and MNG’s current cash and debt profile. As discussed above, the financial model was not shared with or reviewed by the independent directors of the Golden Falcon Board or the full management team and neither the Golden Falcon Board nor the management team relied upon such financial model in approving the Business Combination.

As part of their ongoing relationship since the IPO, UBS continued to assist Golden Falcon on the proposed transaction and was formally engaged to assist with a capital raise on May 10, 2022.

On March 29, 2022, UBS, as advisor to Golden Falcon, joined the weekly call to review the investor presentation.

On March 30, 2022, Golden Falcon had a board meeting. Among other orders of business, Golden Falcon updated its board of directors that it had entered into an LOI with an undisclosed target.

On April 1, 2022, Golden Falcon, MNG, and UBS had a diligence session for UBS to ask MNG a series of questions relating to MNG’s strategy, performance, corporate policies, and legal due diligence.

On April 7, 2022, Golden Falcon, MNG, UBS, Paul Hastings, and GSI, had a call to review certain diligence questions.

On April 20, 2022, Golden Falcon and MNG executed an LOI to extend the exclusivity period, which was set to expire on April 29, 2022. All other key terms were unchanged.

On May 9, 2022, Golden Falcon, MNG, Greenberg Traurig, and White & Case had a call to discuss the necessary Turkish regulatory approvals for the transaction, including approvals from the Turkish Directorate General of Civil Aviation Authority and the Capital Markets Board of Turkey.

On May 15, 2022, Golden Falcon and MNG executed an LOI to extend the exclusivity period to July 30, 2022. All other key terms were unchanged.

On May 16, 17, 23, 27, and 30, 2022, Golden Falcon and MNG had a series of meetings to review the investor presentation ahead of beginning conversations with third party investors regarding a PIPE transaction. UBS also attended the sessions on May 17 and May 23, 2022.

On May 23, 2022, Golden Falcon, MNG, and KPMG had a call to discuss timing of the completion of the PCAOB financials, and its impact on the F-4 filing timing and it was determined that the timing of the PCAOB financials would not delay the F-4 filing.

Through June and July, 2022, Golden Falcon and MNG had a series of investor meetings, including pre-calls to prepare for certain investor meetings and provide MNG with an update on the status of investor conversations, which were generally positive on MNG and its prospects, though noted the challenging market backdrop, with the S&P 500 and the NASDAQ Composite down approximately 21% and 30%, through June 30, 2022, respectively.

From August 2, 2022, to August 4, 2022, MNG invited Makram Azar, Scott Freidheim and Douglas Berkman to travel to Istanbul to have a series of meetings with Mehmet Nazif Günal, Murathan Doruk Günal, Sedat Özkazanç, and Marin le Corre regarding the ongoing investor discussions and the status of the financial markets. Golden Falcon proposed a revised transaction structure that both parties discussed collaboratively, including a reduced capital raise of $30 million proposed by Golden Falcon and a reduced valuation and reduced sponsor economics as proposed by MNG in light of the challenging stock market performance.

On August 3, 2022, Golden Falcon and MNG executed an LOI to extend the exclusivity period to September 30, 2022. All other key terms were unchanged.

From August 15, 2022 to October 20, 2022, Golden Falcon had a series of video conferences with MNG regarding a revised transaction structure, including a revised valuation, sponsor economics, and capital raise. During this time, the two parties also exchanged a series of revised LOIs and additional analysis, after which MNG requested the available cash be kept to a minimum of $30 million, which Golden Falcon agreed was an appropriate amount. Golden Falcon proposed a reduction in valuation to $650 million, based on an approximately 30% discount to MNG’s key public comparable company, Cargojet, on an enterprise value / LTM EBITDA basis, which MNG accepted in exchange for a reduction in the maximum amount of economics that the Sponsor Persons could earn, which is capped at 9.5% of the pre-money enterprise value, and that the vesting of a portion of the MNG ADSs the Sponsor Persons receive at Closing be tied to the amount of capital raised as part of the transaction and the remaining shares be subject to vesting upon any Liquidity Event, consistent with the terms of the Sponsor Support Agreement. Golden Falcon agreed to these changes as well.

On August 30, 2022, Golden Falcon updated certain board members, including independent directors Mikael Breuer-Weil, Dominique D’Hinnin, and I. Martin Pompadur, on the market and additional information on the proposed business combination.

On October 26, 2022, Golden Falcon and MNG executed an LOI reflecting the revised terms agreed to on October 20, 2022. The LOI also included additional customary terms including an exclusivity period through December 30, 2022.

On October 27, 2022, Golden Falcon, MNG, Greenberg Traurig, White & Case, Herdem, GSI and KPMG began a series of twice weekly calls to ensure all key workstreams were progressing according to the anticipated timeline. These calls continued in November and December 2022.

Over the next ten weeks (the “Negotiation Period”), Golden Falcon, MNG, and each of their representatives engaged in lengthy negotiations regarding the terms of the Business Combination Agreement and other ancillary transaction documents, including, but not limited to, the Sponsor Support Agreement, the Registration Rights and Lockup Agreement, and the Shareholders Statement. Greenberg Traurig, White & Case, Herdem, as specialty Turkish counsel to Golden Falcon, and GSI, as specialty Turkish counsel to MNG, frequently exchanged proposed drafts of the aforementioned transaction agreements and other ancillary agreements during the Negotiation Period. One of the key terms in the Business Combination Agreement that was the subject of negotiation and discussion between the parties during the Negotiation Period was the definition of Available Cash.

On November 4, 2022, Golden Falcon had a board meeting. Among other orders of business, Golden Falcon provided its board of directors with additional information on MNG. At the meeting, members of the Golden Falcon Board discussed among themselves a series of questions regarding MNG’s and its financial outlook, among a number of other topics.

On November 4, 2022, Herdem began an extensive legal due diligence review of MNG.

During the Negotiation Period, the parties, in consultation with their respective advisors, also reviewed and discussed several potential transaction structures in recognition of the various impacts of U.S. and Turkish securities, tax and regulatory requirements before ultimately agreeing on the structure set forth in the Business Combination Agreement.

On November 10, 2022, White & Case distributed via email the initial draft of the Business Combination Agreement to Greenberg Traurig and Herdem, which incorporated some of the material terms set forth in the LOI and the preliminary transaction structure of the Business Combination discussed between the legal advisors. The draft contemplated (a) a pre-Closing reorganization of MNG, (b) a stock split of MNG’s shares, (c) customary representations and warranties based on MNG’s business, (d) the dynamics and effect of the Merger between an indirect subsidiary of MNG and Golden Falcon, and (e) the establishment of American depository receipts for the purpose of issuing (i) American depositary shares of MNG representing MNG’s ordinary shares (the “Company ADSs”) and (ii) American depositary warrants of MNG representing the right to acquire such American depositary shares of MNG (the “Company AD Warrants”), as applicable. The initial draft also provided that a minimum closing cash condition of $31 million (after giving effect to Golden Falcon stockholders’ redemptions and net of any transaction costs) would be a condition to MNG’s obligation to close the transaction. The initial draft further contemplated that MNG, Golden Falcon and certain holders of “Registrable Securities” thereunder would execute a new registration rights agreement to, among other matters, have MNG assume the registration obligations of Golden Falcon under the existing registration rights agreement.

On November 16, 2022, Greenberg Traurig circulated a revised draft of the Business Combination Agreement to White & Case, including (a) a formula to calculate the split factor for MNG’s stock split, (b) a requirement that certain holders of Company ADSs would be subject to lock-up provisions; and (c) revisions to the representations and warranties, the conduct of business prior Closing and pre-Closing covenants of the parties, as well as the parties’ respective Closing conditions. Greenberg Traurig’s revised draft further contemplated (a) that MNG would have a post-Closing board with two directors designated solely by Golden Falcon’s Sponsor (as agreed in the LOI); provided that, at least a majority of the authorized number of directors shall be independent directors, (b) that Golden Falcon would have the right to enter into arrangements for potential financing at any time after signing of the Business Combination Agreement in order to satisfy the minimum cash condition and (c) that Golden Falcon would be entitled to terminate the Business Combination Agreement in the event that MNG fails to deliver the PCAOB audited financial by February 28, 2023. Additionally, the definition of Available Cash was revised to include all cash in Golden Falcon’s Trust Account and all cash proceeds to be received from the consummation of any potential financing.

On November 16, 2022, along with the revised Business Combination Agreement, Greenberg Traurig distributed via email to White & Case the initial draft of the Sponsor Support Agreement, followed by a revised draft on November 17, 2022.

On November 21, 2022, Greenberg Traurig distributed via email to White & Case the initial draft of the Registration Rights and Lock-Up Agreement. GSI distributed to Greenberg Traurig and Herdem the initial draft of the Shareholder Statement on December 5, 2022 and the form of the amended and restated Articles of Association of MNG on December 1, 2022 (collectively the “Ancillary Agreements”).

During the remainder of November and continuing through early December, Greenberg Traurig, White & Case, Herdem and GSI negotiated and finalized various terms of the Business Combination Agreement (and related disclosure schedules), as well as the terms of the Ancillary Agreements and exchanged multiple emails to resolve the remaining significant open points, including, among other things: (a) the calculation of the split factor used in MNG’s stock split; (b) the earnout structure for the Sponsor and additional holders of Golden Falcon’s Founder Shares; (c) whether the transaction expenses of Golden Falcon would be capped and whether the minimum cash condition would be calculated before or after taking into account such expenses; (d) thresholds to be included in the conduct of business section; (e) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement; and (f) the structure and composition of the post-Closing Board of Directors. Also between November 30, 2022 and December 5, 2022, the parties’ negotiations primarily focused on: (a) items to be considered and included in the definition of Company Value; (b) who would bear Golden Falcon’s transaction costs; (c) whether Golden Falcon would be granted a right to terminate the Business Combination Agreement if MNG’s PCAOB audited financials were not delivered by a designated date; (d) the convenience of approving a new equity incentive plan before Closing; and (e) the post-signing actions that MNG had to take to clean up some of the contingencies found during the due diligence process, such as termination of certain powers of attorney, renewal of certain permits, renewal of certain warehouse agreements, renewal of certain insurance policies, and delivery of further information on MNG’s compliance with the Export Administration Regulations.

On November 21, 2022, UBS conducted an auditor bring-down due diligence session with KPMG that Golden Falcon and MNG also attended.

On November 23, 2022, UBS conducted a business bring-down due diligence session with MNG that Golden Falcon also attended.

On December 2, 2022, the Golden Falcon Board held a meeting by video conference to consider and discuss MNG and the terms of the business combination. A quorum of The Golden Falcon Board was present.

On December 2, 2022, HoldCo, FinCo, IntermediateCo, and Merger Sub were formed for the purpose of consummating the Business Combination.

On December 6, 2022, Moelis conducted a business due diligence session with MNG that Golden Falcon also attended.

On December 6, 2022, the Golden Falcon Board considered the terms of the proposed transaction. All members of the Golden Falcon Board were present. Also in attendance were members of representatives of Greenberg Traurig and Herdem. A representative of Greenberg Traurig reviewed with the directors their fiduciary duties under Delaware law generally and how those fiduciary duties applied in the context of considering the potential business combination. Golden Falcon’s management and Greenberg Traurig then reported on the contemplated timing of the Business Combination and reviewed the terms of the Business Combination Agreement and the other transaction agreements with the Golden Falcon board of directors. At the meeting, members of the Golden Falcon Board discussed among themselves the key terms of the Business Combination and Golden Falcon’s, Greenberg Traurig’s, and Herdem’s due diligence process. Following discussion, the Golden Falcon Board voted unanimously to approve and declare advisable the Business Combination Agreement and other ancillary transaction agreements and the transactions contemplated thereby.

On December 6, 2022 the parties to each of the Business Combination Agreement the Sponsor Support Agreement, the Registration Rights and Lockup Agreement, and the Shareholders Statement and other ancillary transaction agreements executed such agreements. The following morning, Golden Falcon and MNG issued a joint press release announcing the execution of the Business Combination Agreement and the Subscription Agreements.

The parties have continued and expect to continue regular discussions in connection with, and to facilitate, the closing.

The Golden Falcon Board’s Reasons for the Approval of the Business Combination

As described under “Background of the Business Combination” above, the Golden Falcon Board, in evaluating the Business Combination, consulted with Golden Falcon’s management and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, the Golden Falcon Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the combination, the Golden Falcon Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Golden Falcon Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

This explanation of Golden Falcon’s reasons for the combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

In connection with analyzing the Business Combination, Golden Falcon’s management reviewed and compared, using publicly available information, certain current, historical financial information for MNG corresponding to current and historical financial information, ratios and public market multiples for certain companies believed by Golden Falcon’s management, based on its experience and judgment, to be comparable to MNG. None of such companies is identical to MNG.

Before reaching its decision, the Golden Falcon Board reviewed the results of the due diligence conducted by its management, employees of Full Circle Capital and Golden Falcon’s advisors, which included:

•	meetings and calls with the management team and advisors of MNG regarding, among other things, operations and plans;

•	review of material contracts and other material matters;

•	financial, tax, legal, insurance, accounting, operational, business and other due diligence;

•	analysis of comparable target companies;

•	in-person tours of MNG’s headquarters in Istanbul, Turkey;

•	consultation with Golden Falcon management and its legal counsel;

•	review of historical financial performance of MNG (including audited and unaudited financials); and

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financial and valuation analyses, including comparing financial performance metrics and valuation metrics of MNG with other companies in the logistics sector, of MNG and the Business Combination, conducted by Golden Falcon with assistance from UBS.

In approving the combination, the Golden Falcon Board determined not to obtain a fairness opinion. The officers and directors of Golden Falcon have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of Golden Falcon’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The Golden Falcon Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following:

•	Competitive Strengths. The competitive strengths discussed above;

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Attractive Valuation. Golden Falcon Board’s determination that based on MNG’s recent financial performance, Golden Falcon Stockholders have acquired their shares in MNG at an attractive valuation, on the basis of MNG’s valuation representing a 31% discount to its most comparable peer, Cargojet, on a last twelve month (“LTM”) September 30, 2022 EV / Adjusted EBITDA basis and a 49% discount to Cargojet on an LTM September 30, 2022 EV / Growth-Adjusted EBITDA basis, which would increase shareholder value. Golden Falcon considers Cargojet MNG’s closest peer for the reasons elaborated on further in the Comparable Company Analysis section.

•	Due Diligence. The results of Golden Falcon’s due diligence investigation of MNG conducted by Golden Falcon’s management team and its financial and legal advisors;

•	Negotiated Transaction. The financial and other terms of the Business Combination Agreement are reasonable and the product of arm’s-length negotiations between the parties thereto.

The Golden Falcon Board also considered a variety of uncertainties and risk and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

•	Benefits May Not Be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Golden Falcon’s control;

•

Redemption Risk. The risk that a significant number of Golden Falcon’s stockholders may elect to redeem their shares prior to the consummation of the Business Combination pursuant to Golden Falcon’s existing charter, which may potentially make the Business Combination more difficult to complete;

•	Golden Falcon Stockholders Receiving a Minority Position. The fact that Golden Falcon’s stockholders will hold a minority position in the combined company;

•

Fees and Expenses. The significant fees and expenses associated with completing the Business Combination and the substantial time and effort of Golden Falcon’s management required to complete the Business Combination;

•	No Third Party Valuation. The risk that Golden Falcon did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination;

•

Interests of Golden Falcon’s Directors and Officers. The interests of Golden Falcon’s directors and officers in the Business Combination (see “Interests of Certain Persons in the Business Combination”);

•

Readiness to be a Public Company. As MNG has not previously been a public company and the majority of its executives and employees are located outside the United States, MNG may not have all the different types of employees necessary for it to timely and accurately prepare reports for filing with the SEC. There is a risk that MNG will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing; and

•	Other Risk Factors. Various other risk factors associated with MNG’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this document.

The Golden Falcon Board also considered the Business Combination in light of the investment criteria set forth in Golden Falcon’s final prospectus for its IPO including, without limitation, that based upon Golden Falcon’s analyses and due diligence, MNG has an established track record and a number of substantial future growth opportunities, all of which the Golden Falcon Board believed have a strong potential to create meaningful stockholder value following the consummation of the Business Combination.

After considering the foregoing, the Golden Falcon Board concluded, in its business judgment, that the potential benefits to Golden Falcon and its stockholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Comparable Company Analysis

In connection with its approval of the Business Combination Agreement, the Golden Falcon Board considered comparisons of financial and valuation metrics derived from several groups of companies with attributes similar to MNG, including:

Air Cargo Operators (the “Air Cargo Operator Comparable Group”): The Air Cargo Operator Comparable Group includes pure play operators in the air cargo space. Companies include Cargojet Inc. (“Cargojet”), Air Transport Services Group, Inc. (“ATSG”), and Atlas Air Worldwide Holdings, Inc. (“Atlas Air”). This peer group was considered the most comparable due to the similarity of the companies’ business models to that of MNG. Within this group, Cargojet was considered the most comparable to MNG due to its diversified business model, as only Cargojet and MNG offer charter, ACMI, and scheduled and block space services, as well as the fact MNG and Cargojet have the two strongest growth CAGRs from 2019 to September 30, 2022, and the highest Adjusted EBITDA margins in every period from 2019 to September 30, 2022. Despite the similarities, Cargojet does not have the same geographic footprint as MNG, and therefore does not benefit from certain tailwinds that support MNG’s business, such as the shift in global trade from Asia to Europe and onto North America driven in part by e-commerce growth.

Global Integrators (the “Global Integrator Comparable Group”): The Global Integrator Comparable Group includes companies with a focus on predominantly domestic ground cargo transport as its core business. Companies include United Parcel Service, Inc., FedEx Corporation, and Deutche Post AG.

Global Logistics and Airfreight Forwarders (the “Global Logistics and Airfreight Forwarders Comparable Group”): The Global Logistics and Airfreight Forwarders Comparable Group includes asset-lite international freight forwarder companies. Companies include DSV A/S and Kuehne + Nagel International AG.

Of these groups, it was agreed that the most comparable peer set was the air cargo operators.

	EV /Adj. EBITDA LTM Sep 2022	EV /Growth Adj. EBITDA LTM Sep 2022
MNG	5.8x	0.2x
Cargojet	8.5x	0.3x
Air Cargo Operators	5.3x	0.3x
Global Integrators	7.5x	0.6x
Global Logistics and Airfreight Forwarders	7.3x	0.2x

The Golden Falcon Board recognized that no company was identical in nature to MNG due to its combination of growth, margins, and geographic footprint.

The above discussion of the material factors considered by the Golden Falcon Board is not intended to be exhaustive but does set forth the principal factors considered by the Golden Falcon Board.

Interests of Certain Persons in the Business Combination

When considering the recommendation of the Golden Falcon Board that our stockholders vote in favor of the approval of the Business Combination Proposal, Golden Falcon Stockholders should be aware that certain of Golden Falcon’s Sponsor, officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Golden Falcon Stockholders. These interests include:

•

the beneficial ownership of the Sponsor, which is controlled by Makram Azar, Golden Falcon’s chief executive officer and director, and Scott Freidheim, chairman of the Golden Falcon Board, of an aggregate of 17,345,000 shares of Class A Common Stock, consisting of;

•

8,625,000 Founder Shares purchased by the Sponsor for an aggregate price of approximately $25,000 (of which an aggregate of 180,000 shares were transferred to Golden Falcon’s independent directors), which shares will be converted into shares of Class A Common Stock immediately prior to the Closing; and

•	8,900,000 shares of Class A Common Stock underlying Private Placement Warrants purchased by the Sponsor at $1.00 per warrant for an aggregate purchase price of approximately $8.9 million.

All of the above Founder Shares and Private Placement Warrants would become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption and liquidation with respect to these shares. Such shares and warrants have an aggregate market value of approximately $[●] million and $[●], respectively, based on the closing price of Class A Common Stock of $[●] and the closing price of Warrants of $[•] on the NYSE on [●], 2023;

•

the fact that the Sponsor has made available to Golden Falcon a loan of up to $1,000,000 pursuant to the Sponsor Convertible Promissory Note, of which $620,111 was advanced by the Sponsor to Golden Falcon as of September 30, 2022, and that the note will mature on the date on which Golden Falcon consummates its initial business combination (and as such, such loan is expected to be repaid in connection with the Closing). At the option of Golden Falcon, the Sponsor Convertible Promissory Note may be converted into MNG Warrants at a price of $1.00 per warrant. If the Business Combination is not completed and Golden Falcon winds up, there may not be sufficient assets to repay the Sponsor Convertible Promissory Note and it will be worthless;

•

the beneficial ownership of Golden Falcon’s independent directors, Xavier Rolet, KBE, Dominique D’Hinnin, I. Martin Pompadur, Isabelle Amiel Azoulai and Mikael Breuer-Weil, who each hold 36,000 Founder Shares with a market value of approximately $[●] based on the closing price of Class A Common Stock of $[●] on the NYSE on [●], 2023. The Founder Shares would become worthless if Golden Falcon does not complete a business combination within the applicable time period, as the independent directors have waived any right to redemption with respect to these shares;

•

the fact that given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Units sold in the Golden Falcon IPO and the substantial number of shares of Class A Common Stock that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the MNG ADSs trade below the price initially paid for the Units in the Golden Falcon IPO and the Golden Falcon Stockholders experience a negative rate of return following the completion of the Business Combination;

•	the agreement by the Sponsor and Golden Falcon’s directors to vote any shares of Golden Falcon Common Stock held by them in favor of the Business Combination Proposal;

•

the fact that if the Trust Account is liquidated, including in the event Golden Falcon is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Golden Falcon to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Golden Falcon has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Golden Falcon, but only if such a vendor or target business has not executed a waiver (other than Golden Falcon’s independent public accountants) of any and all rights to amounts held in the Trust Account;

•

the fact that Golden Falcon’s officers, directors, Initial Stockholders and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations. These individuals have negotiated the repayment of any such expenses upon completion of an initial business combination. However, if Golden Falcon fails to consummate a business combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Golden Falcon will most likely not be able to reimburse these expenses if the Business Combination is not completed. Although as of the record date, Golden Falcon’s officers, directors, Initial Stockholders and their affiliates had not incurred any unpaid reimbursable expenses, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and Golden Falcon in the amount of $10,000 as of September 30, 2022, they may incur such expenses in the future. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination;

•

The Existing Charter provides that the doctrine of corporate opportunity will not apply with respect to Golden Falcon or any of its officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Golden Falcon does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. In the course of their other business activities, Golden Falcon’s officers and directors may become aware of other investment and business opportunities which may be appropriate for presentation to Golden Falcon as well as the other entities with which they are affiliated. Golden Falcon’s management has pre-existing fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business opportunity should be presented, any entity with whom Golden Falcon’s management has a pre-existing fiduciary obligation will be presented the opportunity before Golden Falcon is presented with it. Golden Falcon does not believe, however, that the fiduciary duties or contractual obligations of

Golden Falcon’s officers or directors or waiver of corporate opportunity materially affected Golden Falcon’s search for a Business Combination. Golden Falcon is not aware of any such corporate opportunity not being offered to Golden Falcon and does not believe the renouncement of Golden Falcon’s interest in any such corporate opportunities impacted Golden Falcon’s search for an acquisition target;

•

the anticipated continuation of Scott Freidheim, Chairman of the Golden Falcon Board and Makram Azar, Golden Falcon’s Chief Executive Officer and director, as independent directors of MNG following the Closing; and

•	the continued indemnification of current directors and officers of Golden Falcon and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may have influenced Golden Falcon’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby.

Board of Directors Following the Business Combination

Immediately after the Effective Time, the current management of MNG will consist of seven (7) directors, which shall include (i) two (2) directors designated solely by Golden Falcon (both of which shall qualify as an “independent director” pursuant to the NYSE requirements) and (ii) at least three (3) directors who qualify as “independent directors” pursuant to the NYSE requirements in the aggregate.

Material U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax considerations for beneficial owners of Class A Common Stock and Public Warrants (collectively, “Golden Falcon securities”) as a result of (i) electing to have their Class A Common Stock redeemed for cash if the Business Combination is completed, (ii) the Business Combination and (iii) the ownership and disposition of MNG ADSs (and the MNG Ordinary Shares represented thereby) and MNG Warrants (collectively, “MNG securities”) acquired pursuant to the Merger. This discussion applies only to Golden Falcon securities and MNG securities held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules under U.S. federal income tax laws, including:

•	the Sponsor, and any directors or officers of Golden Falcon, and their respective affiliates;

•	dealers or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

•	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•	U.S. expatriates or former long-term residents of the United States;

•	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the stock of Golden Falcon or MNG (except as specifically addressed herein);

•	partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or beneficial owners of partnerships or other pass-through entities or arrangements;

•	persons holding Golden Falcon securities or MNG securities as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•	persons subject to special tax accounting rules as a result of any item of income relating to Golden Falcon securities or MNG securities being recognized on an applicable financial statement;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	U.S. holders that hold Golden Falcon securities or MNG securities in connection with a trade or business conducted outside the United States;

•	persons that received Golden Falcon securities or MNG securities as compensation for services; or

•	controlled foreign corporations or passive foreign investment companies.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation. In addition, this discussion does not address any U.S. federal estate and gift tax laws, or any state, local or non-U.S. tax laws. Neither Golden Falcon nor MNG has sought, or intends to seek, any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns Golden Falcon securities or MNG securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning Golden Falcon securities or MNG securities and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and of acquiring, owning and disposing of MNG securities.

ALL HOLDERS OF GOLDEN FALCON SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF MNG SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

Treatment of MNG ADSs

For U.S. federal income tax purposes, holders of MNG ADSs generally should be treated as the beneficial owners of the underlying MNG Ordinary Shares represented thereby. Accordingly an exchange of MNG ADSs for such underlying shares generally will not be subject to U.S. federal income tax. Throughout the remainder of this discussion, any reference to MNG Ordinary Shares is assumed to include MNG ADSs.

U.S. Federal Income Tax Treatment of MNG

Tax Residence of MNG for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, MNG, which is incorporated under the laws of Türkiye, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (this test is referred to as the “substantial business activities test”); and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80%, or in certain circumstances 60%, (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “ownership test”).

MNG will acquire indirectly all of the assets of Golden Falcon through the Merger. It is unclear whether MNG, including its “expanded affiliated group,” would satisfy the substantial business activities test upon consummation of the Merger. As a result, Section 7874 may apply to cause MNG to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger depending on the satisfaction of the ownership test.

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Golden Falcon and MNG currently expect the Section 7874 ownership percentage of Golden Falcon stockholders in MNG to be less than 80%. Accordingly, MNG is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. However, whether the ownership test has been satisfied must be finally determined at completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. Further, for purposes of determining the ownership percentage of former Golden Falcon stockholders for purposes of Section 7874, former Golden Falcon stockholders will be deemed to own an amount of MNG ADSs (and the MNG Ordinary Shares represented thereby) in respect to certain redemptions by Golden Falcon prior to the Merger. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of recent and ongoing legislative and regulatory review and change. Accordingly, there can be no assurance that the IRS would not assert that MNG should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

If MNG were to be treated as a U.S. corporation for U.S. federal income tax purposes, MNG and certain MNG shareholders (including MNG ADS holders) would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on MNG, and the gross amount of any dividend payments to MNG’s non-U.S. holders (as defined below) could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.

The remainder of this discussion assumes that MNG will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874.

Utilization of Golden Falcon’s Tax Attributes and Certain Other Adverse Tax Consequences to MNG and MNG’s Shareholders (including MNG ADS Holders)

Following the acquisition of a U.S. corporation by a non-U.S. corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the non-U.S. acquiring corporation is respected as a non-U.S. corporation for purposes of Section 7874 of the Code. Specifically, Section 7874 of the Code can apply in this manner if (i) the non-U.S. acquiring corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the Section 7874 ownership percentage for purposes of the ownership test is at least 60% but is less than 80%, and (iii) the non-U.S. acquiring corporation’s “expanded affiliated group” does not meet the substantial business activities test.

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the U.S. Treasury regulations promulgated thereunder, and certain factual assumptions, Golden Falcon and MNG currently expect that the limitations and other rules described above would not apply to Golden Falcon or MNG or its subsidiaries after the Business Combination.

If the Section 7874 ownership percentage applicable to the Merger is at least 60% but less than 80%, MNG and certain of MNG’s shareholders (including MNG ADS holders) may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by MNG include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation, currently at a rate of 20%.

The above determination, however, is subject to detailed rules and regulations (the application of which is uncertain in various respects and would be impacted by future changes in applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect) and is subject to certain factual uncertainties. Whether the Section 7874 ownership percentage is less than 60% must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. In addition, changes to the rules in Section 7874 of the Code or U.S. Treasury regulations promulgated thereunder, or other changes in law, could adversely affect the above determination for U.S. federal income tax purposes. There can be no assurance that the IRS will not challenge whether MNG is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to MNG, significant adverse tax consequences could result for MNG and for certain MNG’s shareholders (including MNG ADS holders), including a higher effective corporate income tax rate on MNG.

The remainder of this discussion assumes that the limitations and other rules described above will not apply to Golden Falcon or MNG or its subsidiaries after the Business Combination.

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of Golden Falcon securities or MNG securities that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Redemption of Class A Common Stock

In the event that a U.S. holder of Class A Common Stock exercises such holder’s right to have such holder’s Class A Common Stock redeemed pursuant to the redemption provisions described in this proxy statement/prospectus, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of Golden Falcon stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants and taking into account any ownership in MNG securities) relative to all of shares of Golden Falcon stock both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in Golden Falcon, or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only Golden Falcon stock actually owned by the U.S. holder, but also shares of Golden Falcon stock that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include stock that could be acquired pursuant to the exercise of warrants. In order to meet the substantially disproportionate test, the percentage of Golden Falcon’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Class A Common Stock must, among other requirements, be less than 80% of the percentage of Golden Falcon’s outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. Because, prior to the Merger, the Class A Common Stock may not be considered voting stock, it is unclear whether this test could be satisfied by a U.S. holder. There will be a complete termination of a U.S. holder’s interest if either all the shares of Golden Falcon stock actually and constructively owned by the U.S. holder are redeemed or all the shares of Golden Falcon stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other Golden Falcon stock. The redemption of the Class A Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Golden Falcon. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Golden Falcon will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption of Class A Common Stock.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of Class A Common Stock redeemed. Such gain or loss should be treated as capital gain or loss and generally would be long-term capital gain or loss if the U.S. holder’s holding period for such shares exceeds one year. It is unclear, however, whether the redemption rights of a U.S. holder with respect to the Class A Common Stock may suspend the running of the applicable holding period for this purpose. Net short-term capital gain generally is taxed at regular ordinary income tax rates. Long-term capital gain recognized by non-corporate U.S. holders may be taxed at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in such holder’s shares of Class A Common Stock generally will equal the cost of such shares. A U.S. holder that purchased Golden Falcon Units would have been required to allocate the cost between the shares of Class A Common Stock and the Public Warrants comprising the Units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from Golden Falcon’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Common Stock. Special rules apply to dividends received by U.S. holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed Class A Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, to the basis of stock constructively owned by such holder if the stock actually owned by the holder is completely redeemed.

The Business Combination

In General

It is intended that the Merger, the Pre-Closing Reorganization and the Stock Split collectively constitute an integrated transaction that qualifies as a tax-deferred exchange under Section 351(a) of the Code. However, there are significant factual and legal uncertainties as to whether the Merger, the Pre-Closing Reorganization and the Stock Split will so qualify.

Under Section 351(a) of the Code, persons who transfer property to a corporation in exchange for stock must be in control of the corporation immediately after the exchange. Greenberg Traurig is unable to opine regarding the qualification of the Merger, the Pre-Closing Reorganization and the Stock Split for the Intended Tax Treatment because of certain legal and factual uncertainties as to whether the persons who receive MNG ADSs (and the MNG Ordinary Shares represented thereby) in the Business Combination will be in control of MNG immediately after the Business Combination for purposes of Section 351(a) of the Code. For example, there are legal uncertainties as to whether the MNG shareholders will be treated for purposes of Section 351(a) of the Code as transferring property to MNG as a result of the Pre-Closing Reorganization and the Stock Split. If the MNG shareholders are not so treated, one of the requirements for qualification under Section 351(a) of the Code would not be satisfied. Further, if more than 20% of the MNG ADSs (or the MNG Ordinary Shares represented thereby) are subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for qualification under Section 351(a) of the Code may not be satisfied. There are legal uncertainties as to how this rule applies to public stockholders that receive stock in an exchange. In addition, there are factual uncertainties regarding who will receive MNG ADSs (and the MNG Ordinary Shares represented thereby) in the Merger because the level of redemptions will not be known until the closing of the Business Combination.

The parties intend to report the Merger, the Pre-Closing Reorganization and the Stock Split for U.S. federal income tax purposes in accordance with the Intended Tax Treatment. However, the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax treatment of the Business Combination, and neither Greenberg Traurig nor any other advisor is providing such opinion and neither MNG nor Golden Falcon intends to request a ruling from the IRS regarding such treatment. Accordingly, no assurance can be given that the IRS will not challenge the qualification of the Merger, the Pre-Closing Reorganization and the Stock Split for the Intended Tax Treatment or that a court will not sustain such a challenge by the IRS.

Alternative treatments of the Golden Falcon securities in connection with the Merger are possible. U.S. holders of Golden Falcon securities are urged to consult with their tax advisors regarding the treatment of their Golden Falcon securities in connection with the Merger.

Holders of Class A Common Stock

If the Merger, the Pre-Closing Reorganization and the Stock Split qualify for the Intended Tax Treatment, a U.S. holder that exchanges shares of Class A Common Stock in the Merger for MNG ADSs (and the MNG Ordinary Shares represented thereby) generally should not recognize any gain or loss on such exchange, subject to Section 367(a) of the Code discussed below and subject to the discussion below regarding the treatment of U.S. holders that exchange both Class A Common Stock and Public Warrants. In such case, assuming gain recognition is not required under Section 367(a) of the Code as described below, the aggregate adjusted tax basis of the MNG ADSs (and the MNG Ordinary Shares represented thereby) received in the Merger by a U.S. holder should be equal to the adjusted tax basis of the Class A Common Stock surrendered in the Merger in exchange therefor and the holding period of the MNG ADSs (and the MNG Ordinary Shares represented thereby) should include the holding period for the Class A Common Stock surrendered in the Merger in exchange therefor.

If the Merger, the Pre-Closing Reorganization and the Stock Split do not qualify for the Intended Tax Treatment, a U.S. holder that exchanges Class A Common Stock in the Merger for MNG ADSs (and the MNG

Ordinary Shares represented thereby) generally would be required to recognize gain or loss equal to the difference, if any, between (i) the fair market value of the MNG ADSs (and the MNG Ordinary Shares represented thereby) received by such U.S. holder and (ii) such U.S. holder’s adjusted tax basis in the Class A Common Stock exchanged therefor. Such gain or loss should be treated as capital gain or loss and generally would be long-term capital gain or loss if the U.S. holder’s holding period for such shares of Class A Common Stock exceeds one year. It is unclear, however, whether the redemption rights of a U.S. holder with respect to the Class A Common Stock may suspend the running of the applicable holding period for this purpose. Net short-term capital gain generally is taxed at regular ordinary income tax rates. Long-term capital gain recognized by non-corporate U.S. holders may be taxed at reduced rates. A U.S. holder would have an aggregate tax basis in any MNG ADSs (and the MNG Ordinary Shares represented thereby) received in the Merger that is equal to the fair market value of such MNG ADSs (and the MNG Ordinary Shares represented thereby) as of the effective date of the Merger, and the holding period of such MNG ADSs (and the MNG Ordinary Shares represented thereby) would begin on the day following the Merger.

Holders of Public Warrants

The Public Warrants are currently exercisable for one share each of Class A Common Stock and will be exchanged in the Merger for MNG Warrants exercisable for one MNG ADS (and one MNG Ordinary Share represented thereby) following the Business Combination.

A U.S. holder of Public Warrants that does not also own Class A Common Stock generally should recognize gain or loss in an amount equal to the difference between the fair market value of the MNG Warrants received and such holder’s tax basis in the Public Warrants exchanged therefor.

If a U.S. holder of Public Warrants also exchanges Class A Common Stock for MNG ADSs (and the MNG Ordinary Shares represented thereby) in the Merger, and if the Merger, the Pre-Closing Reorganization and the Stock Split qualify for the Intended Tax Treatment, such holder generally would recognize gain, but not loss, equal to the lesser of (i) such holder’s “realized gain” from the exchange (generally the sum of the excess of the fair market value of the MNG securities received over such stockholder’s tax basis in the Golden Falcon securities exchanged therefor, computed on an asset by asset basis), and (ii) the fair market value of the MNG Warrants received.

Any gain recognized by a U.S. holder exchanging Public Warrants for MNG Warrants would generally be long-term capital gain if the holder’s holding period for the Public Warrants was more than one year at the time of the Merger, and the holder’s holding period in the MNG Warrants would begin on the day following the exchange. The U.S. holder’s tax basis in the MNG Warrants received in the exchange would be equal to their fair market value at the time of the Merger.

Section 367(a)

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder impose certain additional requirements for a U.S. holder to qualify for tax deferral under Sections 351 of the Code with respect to transactions where a U.S. holder transfers stock or securities in a U.S. corporation to a non-U.S. corporation in exchange for stock or securities in a non-U.S. corporation. U.S. holders of Class A Common Stock will be deemed to transfer shares of such stock to MNG in exchange for MNG ADSs (and the MNG Ordinary Shares represented thereby), so that these requirements will apply.

In general, if the Merger, the Pre-Closing Reorganization and the Stock Split qualify for the Intended Tax Treatment, Section 367(a) may require a U.S. holder to recognize gain (but not loss) on the exchange of Class A Common Stock for MNG ADSs (and the MNG Ordinary Shares represented thereby) unless each of the following conditions is met: (i) Golden Falcon complies with certain reporting requirements; (ii) no more than 50% of both the total voting power and the total value of the stock of MNG is received in the exchange, in the aggregate, by “U.S. transferors” (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership); (iii) no more than 50% of both the total voting power and the total value of the stock of MNG is owned, in the aggregate, immediately after the exchange by “U.S. persons” (as defined in the Treasury Regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of Golden Falcon; (iv) either (A) the U.S. holder is not a “five-percent transferee shareholder” (as defined in the Treasury Regulations and computed taking into account direct, indirect and constructive ownership) of MNG or (B) the U.S. holder is a “five-percent transferee shareholder” of MNG and enters into an agreement with the IRS to recognize gain on the transferred shares under certain circumstances; and (v) the “active trade or business test” as defined in Treasury Regulations Section 1.367(a)-3(c)(3) is satisfied. The active trade or business test generally requires (A) MNG or any qualified subsidiary of MNG to be engaged in an “active trade or business” outside of the United States for the 36-month period immediately before the transfer and, at the time of the transfer, neither the transferors nor MNG to have an intention to substantially dispose of or discontinue such trade or business and (B) the fair market value of MNG to be at least equal to the fair market value of Golden Falcon, as specifically determined for purposes of Section 367 of the Code, at the time of the transfer. It is currently expected that conditions (i), (ii), (iii) and (v) above should be met and that, as a result, a U.S. holder is not expected to fail to satisfy the applicable requirements on account of such conditions. It should be noted, however, that satisfaction of these requirements depends on an interpretation of legal authorities and facts relating to the Business Combination, and there is limited guidance regarding the application of these requirements to facts similar to the Business Combination. In addition, the satisfaction of condition (iv) depends on the status of the particular U.S. holder. Moreover, the determination of whether Section 367(a) of the Code will apply to a U.S. holder of Class A Common Stock cannot be made until the Business Combination is completed, and neither MNG nor Golden Falcon intends to seek a ruling from the IRS regarding the tax consequences of the Business Combination. Accordingly, there can be no assurance that Section 367(a) of the Code will not require U.S. holders of Class A Common Stock that participate in the Merger to recognize taxable gain as a result of the Merger.

To the extent that a U.S. holder of Class A Common Stock is required to recognize gain under Section 367(a) for any of the foregoing reasons, such U.S. holder would recognize gain, if any, in the Merger in an amount equal to the excess of (i) the sum of the fair market value of the MNG ADSs (and the MNG Ordinary Shares represented thereby) received by such holder, over (ii) such holder’s adjusted tax basis in the Class A Common Stock exchanged therefor. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder’s holding period for the Class A Common Stock exceeds one year at the time of the Merger. It is unclear, however, whether the redemption rights of a U.S. holder with respect to the Class A Common Stock may suspend the running of the applicable holding period for this purpose. Net short-term capital gain generally is taxed at regular ordinary income tax rates. Long-term capital gain recognized by non-corporate U.S. holders may be taxed at reduced rates.

Reporting Requirements

A U.S. holder may be required to file an IRS Form 926 to report a transfer or deemed transfer of property to MNG. In addition, if the Merger, the Pre-Closing Reorganization and the Stock Split qualify for the Intended Tax Treatment, each “significant transferor” must include a statement on or with such transferor’s U.S. federal income tax return for the taxable year of the Merger. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person (i) owns at least five percent (5%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least one percent (1%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. It is expected that the MNG ADSs (and the MNG Ordinary Shares represented thereby) will be publicly traded for this purpose.

Ownership of MNG Ordinary Shares and Warrants

Distributions on MNG Ordinary Shares

U.S. holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from MNG. The amount of any dividend distribution paid in Turkish Lira or other non-U.S. currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution on MNG ADSs (and the MNG Ordinary Shares represented thereby) that is made out of MNG’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds MNG’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its MNG ADSs (and the MNG Ordinary Shares represented thereby), and thereafter as capital gain recognized on a sale or exchange. However, it is not expected that MNG will maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. holders should therefore assume that any distribution by MNG with respect to MNG ADSs (and the MNG Ordinary Shares represented thereby) will be reported as dividend income.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NYSE (which MNG ADSs (and the MNG Ordinary Shares represented thereby) are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that MNG ADSs (and the MNG Ordinary Shares represented thereby) will be considered readily tradable on an established securities market in future years. MNG will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, non-refundable withholding taxes (at a rate not in excess of any applicable tax treaty rate), if any, on dividends paid by MNG may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. MNG has not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by MNG will be creditable. For purposes of calculating the U.S. foreign tax credit, dividends paid on MNG ADSs (and the MNG Ordinary Shares represented thereby) will generally be treated as income from sources outside the United States and will generally constitute passive category income. Notwithstanding the foregoing, under Section 904(h) of the Code, dividends paid by a non-U.S. corporation that is treated as 50% or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the non-U.S. corporation earns U.S. source income. In general, the application of Section 904(h) of the Code may adversely affect a U.S. person’s ability to use foreign tax credits. Although it is not currently expected that MNG is currently or would in the foreseeable future be 50% or more owned, by vote or value, by U.S. persons, this conclusion is a factual determination and is subject to change; no assurance can therefore be given that MNG may not be treated as 50% or more owned by U.S. persons for purposes of Section 904(h) of the Code in any future year. In lieu of claiming a foreign tax credit, a U.S. holder may deduct foreign taxes, including any Turkish (or any other non-U.S.) income tax imposed with respect to their MNG ADSs (and the MNG Ordinary Shares represented thereby), in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of MNG Ordinary Shares and MNG Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of MNG ADSs (and the MNG Ordinary Shares represented thereby) or MNG Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of MNG ADSs (and the MNG Ordinary Shares represented thereby) or MNG Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of MNG ADSs (and the MNG Ordinary Shares represented thereby) or MNG Warrants generally will be treated as U.S. source gain or loss.

If MNG ADSs (or the MNG Ordinary Shares represented thereby) or MNG Warrants are sold, exchanged or otherwise disposed of in a taxable transaction for Turkish Lira or other non-U.S. currency, the amount realized generally will be the U.S. dollar value of the Turkish Lira or other non-U.S. currency received based on the spot rate in effect on the date of sale, taxable exchange or other taxable disposition. If a U.S. holder is a cash method taxpayer and the MNG ADSs (or the MNG Ordinary Shares represented thereby) or MNG Warrants are traded on an established securities market, Turkish Lira or other non-U.S. currency paid or received by such U.S. holder will be translated into U.S. dollars at the spot rate on the settlement date of the sale. An accrual method taxpayer may elect the same treatment with respect to the sale of MNG ADSs (or the MNG Ordinary Shares represented thereby) or MNG Warrants traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Turkish Lira or other non-U.S. currency received on the sale, taxable exchange or other taxable disposition of MNG ADSs (or the MNG Ordinary Shares represented thereby) or MNG Warrants generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by a U.S. holder on a sale, taxable exchange or other taxable disposition of the Turkish Lira or other non-U.S. currency will be ordinary income or loss and generally will be U.S.-source gain or loss.

Exercise or Lapse of a MNG Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of a MNG ADS (and a MNG Ordinary Share represented thereby) on the exercise of a MNG Warrant for cash. A U.S. holder’s tax basis in a MNG ADS (and a MNG Ordinary Share represented thereby) received upon exercise of the MNG Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the MNG Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a MNG ADS (and a MNG Ordinary Share represented thereby) received upon exercise of the MNG Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the MNG Warrant and will not include the period during which the U.S. holder held the MNG Warrant. If a MNG Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the MNG Warrant.

The tax consequences of a cashless exercise of a MNG Warrant are not clear under current tax law. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the MNG ADSs (and the MNG Ordinary Shares represented thereby) received would equal the holder’s basis in the MNG Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, a U.S. holder’s holding period in the MNG ADSs (and the MNG Ordinary Shares represented thereby) would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the MNG Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the MNG ADSs (and the MNG Ordinary Shares represented thereby) would include the holding period of the MNG Warrants exercised therefor.

It is also possible that a cashless exercise of a MNG Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered a number of MNG Warrants equal to the number of MNG ADSs (and MNG Ordinary Shares represented thereby) having a value equal to the aggregate exercise price of the total number of MNG Warrants to be exercised (the “surrendered warrants”). Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the total exercise price for the total number of warrants to be exercised and (ii) the U.S. holder’s adjusted basis in the warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the MNG ADSs (and the MNG Ordinary Shares represented thereby) received would equal the U.S. holder’s tax basis in the MNG Warrants exercised plus the exercise price of such warrants. A U.S. holder’s holding period for the MNG ADSs (and the MNG Ordinary Shares represented thereby) would commence on the date following the date of exercise (or possibly the date of exercise) of the MNG Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of MNG Warrants.

Possible Constructive Distributions

The terms of each MNG Warrant provide for an adjustment to the number of MNG ADSs (and the MNG Ordinary Shares represented thereby) for which the MNG Warrant may be exercised or to the exercise price of the MNG Warrant in certain events, as discussed in the section of this proxy statement/prospectus captioned “Description of MNG Securities—Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a MNG Warrant would, however, be treated as receiving a constructive distribution from MNG if, for example, the adjustment increases the holder’s proportionate interest in MNG’s assets or earnings and profits (e.g., through an increase in the number of MNG ADSs (and the MNG Ordinary Shares represented thereby) that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the MNG Ordinary Shares which is taxable to the U.S. holders of such shares as described under “—Distributions on MNG ADSs (and the MNG Ordinary Shares represented thereby)” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from MNG equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of MNG securities could be materially different from that described above if MNG is treated as a PFIC for U.S. federal income tax purposes. A PFIC is any foreign (i.e., non-U.S.) corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Cash is generally a passive asset. The value of goodwill is an active asset to the extent attributable to activities that produce active income. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year.

The Code provides that, to the extent provided in Treasury regulations, if any person has an option to acquire shares of a PFIC, the shares will be considered as owned by that person for purposes of the PFIC rules. Under proposed Treasury regulations that have a retroactive effective date, an option to acquire shares of a PFIC is generally treated as ownership of those PFIC shares. The remainder of this discussion assumes that the PFIC rules will apply to MNG Warrants if MNG were a PFIC. However, U.S. holders should consult their tax advisers regarding the application of the PFIC rules to MNG Warrants prior to the finalization of the proposed Treasury regulations in particular.

If MNG were a PFIC for any taxable year and any subsidiary or other entity in which MNG owns equity interests is also a PFIC (any such entity, a “lower-tier PFIC”), a U.S. holder will be deemed to own a proportionate amount (by value) of the shares of each such lower-tier PFIC and, unless timely QEF elections (as discussed further below) are made, will be subject to U.S. federal income tax according to the excess distribution rules described below on (i) certain distributions by any lower-tier PFIC and (ii) dispositions of shares of any lower-tier PFIC, in each case, as if the U.S. holder held such shares directly, even though the U.S. holder does not receive any proceeds of those distributions or dispositions.

If MNG is treated as a PFIC during a U.S. holder’s holding period it will, with respect to such U.S. holder, continue to be treated as a PFIC, regardless of whether it satisfied either of the qualification tests in subsequent years, subject to certain exceptions (such as upon making a “deemed sale” election).

PFIC Status of MNG. As of the date hereof, MNG has not made a determination as to its PFIC status for its current taxable year or any other taxable year. The tests for determining PFIC status are applied annually after the close of the taxable year, and therefore MNG’s possible status as a PFIC may be subject to change. For example, the fair market value of the assets of MNG is expected to depend, in part, upon (a) the market value of the MNG ADSs (and the MNG Ordinary Shares represented thereby), and (b) the composition of the assets and income of MNG. Further, because MNG’s goodwill may be determined based on the market value of the MNG ADSs (and the MNG Ordinary Shares represented thereby), a decrease in the market value of the MNG ADSs (and the MNG Ordinary Shares represented thereby) and/or an increase in cash or other passive assets (including as a result of the Business Combination) would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that MNG is not a PFIC for any taxable year. In addition, MNG’s U.S. counsel expresses no opinion with respect to its PFIC status for the current taxable year or future taxable years.

If MNG is or becomes a PFIC during any year in which a U.S. holder holds MNG securities, there are three separate taxation regimes that could apply to such U.S. Holder under the PFIC rules: (i) the excess distribution regime (which is the default regime), (ii) the qualified electing fund (“QEF”) regime, or (iii) the mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are not eligible for the lower rates of taxation applicable to qualified dividend income under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make or is not eligible to make a QEF election or a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of MNG securities, and (ii) any “excess distribution” on MNG securities (generally, any distributions in excess of 125% of the average of the annual distributions on MNG securities during the preceding three taxable years or the U.S. holder’s holding period for the MNG securities that preceded the taxable year of the distribution, whichever is shorter). Generally, under this excess distribution regime:

•	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held the MNG securities;

•

the amount allocated to the current taxable year and to any taxable year during the U.S. holder’s holding period before the first day of the first taxable year in which MNG became a PFIC, will be treated as ordinary income; and

•

the amount allocated to other prior taxable years not described in the preceding bullet will be subject to the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. holder’s MNG securities cannot be treated as capital gains, even if such securities are held as capital assets. Further, no portion of any distribution will be treated as qualified dividend income.

QEF Regime. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year its allocable portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. U.S. holders of MNG securities should not expect that they will receive cash distributions from MNG sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions. In addition, U.S. holders of MNG Warrants will not be able to make a QEF election with respect to their MNG Warrants.

The timely QEF election also allows the electing U.S. Holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its undistributed QEF income inclusions subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to its shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. holder of PFIC stock may over time be taxed on amounts that as an economic matter exceed the net profits of the PFIC.

A U.S. holder’s tax basis in MNG ADSs (and the MNG Ordinary Shares represented thereby) will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as qualified dividend income. Amounts included as QEF income inclusions with respect to direct and indirect PFICs generally will not be taxed again when distributed by such PFICs.

A U.S. holder may make a QEF election with respect to its MNG ADSs (and the MNG Ordinary Shares represented thereby) only if MNG provides U.S. holders on an annual basis with certain information, including a PFIC annual information statement. There can be no assurance that MNG will have timely knowledge of its status as a PFIC in the future or that MNG will timely provide U.S. holders with the required information on an annual basis to allow U.S. Holders to make and maintain a QEF election with respect to the MNG ADSs (and the MNG Ordinary Shares represented thereby) in the event MNG is treated as a PFIC for any taxable year. The failure to provide such information on an annual basis could prevent a U.S. holder from making a QEF election or result in the invalidation or termination of a U.S. holder’s prior QEF election.

If a U.S. holder makes a QEF election with respect to its MNG ADSs (and the MNG Ordinary Shares represented thereby) in a year after MNG’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) MNG ADSs (and the MNG Ordinary Shares represented thereby), then notwithstanding such QEF election, the excess distribution regime discussed above, adjusted to take into account the QEF income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. holder’s MNG ADSs (and the MNG Ordinary Shares represented thereby), unless the U.S. holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. holder will be deemed to have sold such MNG ADSs (and the MNG Ordinary Shares represented thereby) at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the MNG ADSs (and the MNG Ordinary Shares represented thereby).

In addition, as mentioned above, U.S. holders of MNG Warrants will not be able to make a QEF election with respect to their warrants. As a result, if a U.S. holder sells or otherwise disposes of such MNG Warrants (other than upon exercise of such MNG Warrants) and MNG were a PFIC at any time during the U.S. holder’s holding period of such MNG Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. holder that exercises such MNG Warrants properly makes and maintains a QEF election with respect to the newly acquired MNG ADSs (and the MNG Ordinary Shares represented thereby) (or has previously made a QEF election with respect to MNG ADSs (and the MNG Ordinary Shares represented thereby)), the QEF election will apply to the newly acquired MNG ADSs (and the MNG Ordinary Shares represented thereby). Notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired MNG ADSs (and the MNG Ordinary Shares represented thereby) (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. holder held the MNG Warrants), unless the U.S. holder makes a purging election under the PFIC rules. U.S. holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if they are “regularly traded” on a national securities exchange that is registered with the SEC, such as the NYSE. It is expected that MNG ADSs (and the MNG Ordinary Shares represented thereby) will be listed on the NYSE but there can be no assurance that MNG ADSs (and the MNG Ordinary Shares represented thereby) will continue to be so listed or will be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder of MNG ADSs (and the MNG Ordinary Shares represented thereby) would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the MNG ADSs (and the MNG Ordinary Shares represented thereby) over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the MNG ADSs (and the MNG Ordinary Shares represented thereby) will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of MNG ADSs (and the MNG Ordinary Shares represented thereby) in a taxable year in which

MNG is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as capital losses). A mark-to-market election applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly traded company (such as MNG) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders are urged to consult their own tax advisor to determine whether the mark-to-market tax election may be available to them and the consequences resulting from such election. In addition, U.S. holders of MNG Warrants will not be able to make a mark-to-market election with respect to their MNG Warrants.

PFIC Reporting Requirements. A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 with such U.S. holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed.

The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of MNG securities are urged to consult their own tax advisors concerning the application of the PFIC rules to their MNG securities under their particular circumstances.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to such assets, subject to certain exceptions (including an exception for specified foreign financial assets held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold such assets. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close until three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of MNG securities.

Non-U.S. Holders

This section applies to you if you are a non-U.S. holder. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Golden Falcon securities or MNG securities that is, for U.S. federal income tax purposes:

•	a nonresident alien individual, other than certain former citizens and residents of the United States;

•	a foreign corporation; or

•	a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. A holder that is such an individual should consult its tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Golden Falcon securities or MNG securities.

Redemption of Class A Common Stock

The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. holder’s Class A Common Stock pursuant to the redemption provisions described in this registration statement/prospectus will generally correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s Class A Common Stock, as described under “—U.S. Holders—Redemption of Class A Common Stock,” above.

Because it may not be certain at the time a non-U.S. holder is redeemed whether such non-U.S. holder’s redemption will be treated as a sale of Class A Common Stock or a distribution constituting a dividend, and because such determination will depend in part on a non-U.S. holder’s particular circumstances, Golden Falcon or the applicable withholding agent may not be able to determine whether (or to what extent) a non-U.S. holder is treated as receiving a divided for U.S. federal income tax purposes. Therefore, Golden Falcon or the applicable withholding agent will likely withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a non-U.S. holder in redemption of such non-U.S. holder’s Class A Common Stock, unless (i) Golden Falcon or the applicable withholding agent has established special procedures allowing non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such non-U.S. holders certify that they meet the requirements of such exemption (e.g., because such non-U.S. holders are not treated as receiving a divided under the Section 302 tests described under “—U.S. Holders—Redemption of Class A Common Stock” above). However, there can be no assurances that Golden Falcon or any applicable withholding agent will establish such special certification procedures. If Golden Falcon or an applicable withholding agent withholds excess amounts from the amount payable to a non-U.S. holder, such non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

Taxation of Redemptions Treated as Sale of Class A Common Stock; Gain on Taxable Disposition of Golden Falcon Securities

Subject to the discussion below under “Information Reporting and Backup Withholding” concerning backup withholding, if a redemption of Class A Common Stock qualifies as a sale of shares of Class A Common Stock under Section 302 of the Code or the Merger results in gain to a non-U.S. holder (as discussed below under “Non-U.S. Holders — The Business Combination”), non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the redemption of Class A Common Stock or taxable disposition of Golden Falcon securities, unless either:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder); or

•

Golden Falcon is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for the applicable Golden Falcon security, except, in the case where shares of the Class A Common Stock are “regularly traded on an established securities market” (within the meaning of applicable U.S. Treasury regulations, referred to herein as “regularly traded”), (i) the non-U.S. holder is disposing of Class A Common Stock and has owned at all times, whether actually or based on the application of constructive ownership rules, 5% or less of the total shares of Class A Common Stock outstanding within the shorter of the five-year period preceding such disposition of Class A Common Stock or such non-U.S. holder’s holding period for such Class A Common Stock or (ii) the non-U.S. holder is disposing of Golden Falcon Warrants and has owned at all times, whether actually or based on the application of constructive ownership rules, 5% or less of the total fair market value of Golden Falcon Warrants (provided Golden Falcon Warrants are considered to be regularly traded) within the shorter of the five-year period preceding such disposition of such Golden Falcon Warrants or such non-U.S. holder’s holding period for such Golden

Falcon Warrants. It is unclear how the rules for determining the 5% threshold for this purpose would be applied with respect to the Golden Falcon securities, including how a non-U.S. holder’s ownership of Golden Falcon Warrants impacts the 5% threshold determination with respect to its Class A Common Stock and whether the 5% threshold determination with respect to the Golden Falcon Warrants must be made with or without reference to the Private Placement Warrants. In addition, special rules may apply in the case of a disposition of Golden Falcon Warrants if the Class A Common Stock is considered to be regularly traded, but the Golden Falcon Warrants are not considered to be regularly traded. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

A non-U.S. holder described in the first bullet point above will be subject to regular U.S. federal income tax on the net gain derived from the redemption of Class A Common Stock or the Merger generally in the same manner as discussed in the section above under “—U.S. Holders— Redemption of Class A Common Stock,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate non-U.S. holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

If the second bullet point above applies to a non-U.S. holder, gain recognized by such non-U.S. holder on the redemption of Class A Common Stock or the Merger will be subject to tax at generally applicable U.S. federal income tax rates. In addition, Golden Falcon (or the applicable withholding agent) may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such redemption or the consummation of the Merger. Golden Falcon will be classified as a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Golden Falcon does not expect to be a USRPHC as of the Closing Date. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether Golden Falcon will be a USRPHC with respect to a non-U.S. holder.

Taxation of Redemptions Treated as Distributions

If the redemption does not qualify as a sale of stock under Section 302 of the Code, the portion of the redemption proceeds characterized as a distribution, which, to the extent of Golden Falcon’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute a dividend for U.S. federal income tax purposes will be subject to a U.S. federal withholding tax on the gross amount of the dividend at a rate of 30%, unless (i) such dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, or (ii) such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). To the extent that the amount of the distribution exceeds Golden Falcon’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in its Class A Common Stock, and thereafter as gain realized, the tax consequences of which would correspond to the tax consequences of recognizing gain on a sale or other disposition of Class A Common Stock as described above under the heading“—Taxation of Redemptions Treated as Sale of Class A Common Stock; Gain on Taxable Disposition of Golden Falcon Securities.” Dividends paid by Golden Falcon to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will generally not be subject to U.S. withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, the effectively connected income will be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

The Business Combination

The U.S. federal income tax consequences of the Merger to non-U.S. holders generally will correspond to the U.S. federal income tax consequences described under“—U.S. Holders—The Business Combination,” above, except that Section 367(a) of the Code will not apply to any non-U.S. holder and, to the extent the Merger results in a taxable exchange of Class A Common Stock or Golden Falcon Warrants, the tax consequences for a non-U.S. holder of recognizing gain in such a taxable exchange would correspond to the tax consequences of recognizing gain on a sale or other disposition of Golden Falcon securities as described above under the heading “—Taxation of Redemptions Treated as Sale of Class A Common Stock; Gain on Taxable Disposition of Golden Falcon Securities.”

Ownership and Disposition of MNG Ordinary Shares and MNG Warrants

Assuming that MNG is not treated as a U.S. corporation under the rules discussed above, a non-U.S. holder of MNG securities will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received (or deemed received) on MNG securities or any gain recognized on a sale or other disposition of MNG securities (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s MNG securities) unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a MNG Warrant, or the lapse of a MNG Warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “—U.S. Holders—Exercise or Lapse of a MNG Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the MNG ADSs (and the MNG Ordinary Shares represented thereby) and MNG Warrants.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Class A Common Stock, dividends paid (or deemed paid) on MNG securities, and the proceeds received on the disposition of MNG securities effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their Golden Falcon securities or their MNG securities, in transactions effected in the United States or through certain U.S.-related financial intermediaries, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Material Türkiye Tax Considerations

Below information is provided for the provision of general information to the potential investors on a high-level basis and should not be treated as a professional advice. The potential investors and investors should be consulting their tax advisors regarding the tax consequences on particular cases under the laws of their country of residence, citizenship or domicile.

Tax Status of Shareholders

Under Turkish income tax laws, there are two types of tax status in determination of income tax liabilities of taxpayers. “Residents” are subject to Turkish income taxation on their worldwide income as taxpayers with full liability. “Non-Residents”, who are considered taxpayers with limited liability are subject to Turkish income taxation on their taxable income sourced from Türkiye, if applicable.

Real persons are considered Residents in Türkiye, if (i) they are domiciled in Türkiye in accordance with the Turkish Civil Code or (ii) excluding temporary departures, they stay in Türkiye for more than six months in a calendar year. If neither of the given two conditions is satisfied, real persons are considered Non Residents for Turkish tax purposes.

Legal entities are treated as Residents in Türkiye if they are incorporated in Türkiye under relevant Turkish laws or if their effective places of management are in Türkiye despite the fact that they are incorporated outside of Türkiye. If neither of the given two conditions is satisfied, legal entities are considered Non-Residents for Turkish tax purposes.

Dividend income is considered “Turkish source income” if the capital is invested in Türkiye. As for capital gains, they are treated as Turkish source income if the transaction leading to the gains is concluded in Türkiye, the payment for consideration is made in Türkiye or the payment is accounted for in Türkiye even if the payment is made outside of Türkiye. The term “accounted for” means that a payment is made in Türkiye, or if the payment is made abroad, it is recorded in the books in Türkiye or is made from the profits of the payer or the person on whose behalf the payment is made in Türkiye.

Distributions on the Shares

Dividends distributed by Turkish resident companies are subject to an income withholding tax of 10% if they are paid to Resident or Non-Resident individuals, either in cash terms or on account, or to Non-Resident entities which do not hold such shares through a fixed place of business or a permanent representative which constitutes a permanent establishment in Türkiye (the “Permanent Establishment”). Under Turkish income tax laws, if the dividend is not distributed in cash but converted to share capital, obtaining the bonus shares issued to such effect is not subject to withholding tax.

If a double taxation treaty is in effect between Türkiye and the country where the recipient or beneficial owner of the dividend is resident for fiscal purposes, and if that treaty provides a reduced rate lower than the local rate, then a treaty-reduced withholding tax rate set forth in the double taxation treaty may apply under certain conditions.

In order to benefit from lower tax rates applicable under the double tax treaties, the tax residency certificate of the recipient or beneficial owner approved and signed by the competent authorities should be provided to the company making the dividend distribution. The tax residency certificate will be valid until the fourth month of the following year and should be renewed every year for non-resident individuals and every three years for non-resident entities.

Within the framework of the taxation regime, withholding tax is the final tax for dividend income earned from Türkiye by Non-Residents. Non-Residents without any Permanent Establishment in Türkiye are not required to file an annual or special tax return for their Türkiye-sourced dividends that are taxed through withholding at the level of the company making the distribution.

Dividend income distributed by a Resident company and received by Resident entities and Non-Resident entities with a Permanent Establishment in Türkiye is not subject to withholding tax and is also exempted from corporate income tax at the level of the recipient in Türkiye. Non-Resident entities holding shares through their Permanent Establishments in Türkiye will be required to apply a branch profits repatriation withholding tax at a rate of 10% upon remittance of such profits to their headquarters unless a lower tax rate in the relevant tax treaty is available for such income repatriation.

Resident individuals are required to file an annual tax return for their dividend income. Income tax rate individuals range from 15% to 40% (progressive rates and tax brackets) depending on the annual gross income of the individuals. One half of the gross amount of dividends derived by Resident individuals from Resident companies is exempt from income tax. If the remaining amount exceeds the monetary threshold (TRY 150,000 for 2023) together with other income subject to declaration, this remaining amount should be declared in the annual tax return. Withholding tax charged on the gross amount of such dividend will be credited against income tax calculated on the tax return. If the dividend is distributed as bonus shares, acquisition of such bonus is not subject to declaration.

Tax Treaty with the United States

A generally applicable tax treaty for the prevention of double taxation of income between Türkiye and the United States (the “Türkiye-U.S. Treaty”) applies to all types of income.

Under Article 10 of the Türkiye-U.S. Treaty, withholding tax on dividends paid to a company resident in the United States which beneficially owns at least 10.0% of the voting stock of a Turkish company paying the dividend is limited to 15.0% of gross dividends paid. In all other cases, the withholding tax rate is limited to 20.0% of the gross dividend paid. However, as there is no reduced rate under the Türkiye-U.S. Treaty, the local withholding tax rate will be applicable. See “ Distributions on the Shares.”

Capital Gains Taxation

Non-Resident Capital Gain Taxation

Turkish tax legislation does not have a clear definition of capital gains taxation of non-residents. Based on the local legislation; if the transaction wholly or partly takes place in Türkiye or assessed in Türkiye, capital gain is taxable in Türkiye. The term “assessed” shall mean that payment has been made in Türkiye or it means that even if it has been made abroad, it is recorded in the books in Türkiye or is made from the profits of the payer or the person on whose behalf the payment is made in Türkiye, which is very broad.

If the shares are sold to a Turkish buyer, then it is clear that the capital gain is taxable in Türkiye. However, if the share transfer takes place between two non-residents, although there is no clear-cut legislation, according to the tax rulings given by the Turkish Authority, capital gains are taxable in Türkiye, where there is no treaty protection on the grounds that taxable event does take place in Türkiye.

Capital gains are subject to 20% corporate income tax (“CIT”) within the ordinary corporate tax base and a subsequent dividend withholding tax (“WHT”) at the rate of 10% (total tax cost in Türkiye is-28%). Turkish CIT rate is originally 20% but it was increased to 25% for fiscal year 2021 and 23% for fiscal year 2022. For the individual, income tax rate individuals range from 15% to 40% (progressive rates and tax brackets) depending on the annual gross income of the individuals.

For the calculation of the capital gain for the non-residents, the impact of the foreign exchange differences may be eliminated if the shares are acquired as a result of foreign cash capital or capital-in kind brought into Türkiye (i.e. if the shares are acquired from a Turkish seller and the consideration is paid in the Turkish bank accounts of the Turkish seller).

There is also an indexation mechanism in the legislation in which Turkish Lira acquisition cost could be adjusted with the revaluation factor (Yurtiçi Üretici Fiyat Endeksi) for every month that they have been held, excluding the month of sale if the revaluation factor is higher than 10%. The taxable income is the difference between the sale price and inflation-adjusted acquisition cost and expenses related to disposal. If the elimination of foreign exchange differences is not applicable, revaluation of the cost of the shares could be applicable.

Turkish Resident entities

Capital gains would be fully taxable at the rate of 20% by Turkish resident entities. However, the gain could be partially (75%) exempt from CIT in Türkiye under certain conditions.

Turkish Resident Individuals

Income tax rate individuals range from 15% to 40% (at progressive rates depending on the income tax brackets and annual gross income of the individuals.

Capital gains deriving from the sale of Turkish company shares by Turkish individuals would be subject to personal income tax in Türkiye at the range from 15% to 40% if the annual dividend income exceeds the TL 8,400 for 2023. However, as per the Turkish local legislation, capital gains would not be taxable in Türkiye for individuals if they have been holding the shares in the Turkish joint stock company for more than 2 years and the share certificates have been printed two years before the transfer.

Turkish Controlled Foreign Corporation (“CFC”) Rules

Specific for Turkish resident investors, the below explanations are provided as general guidance for Turkish investors to be considered for Turkish investors:

As a specific legislation, under Turkish CFC regulations, foreign corporations which are, at least 50%, controlled (directly or indirectly) by Turkish tax resident companies and real persons (by means of separate or aggregate direct/indirect participation in the capital or dividends or voting rights) are considered as CFCs for Turkish tax purposes if certain conditions are fulfilled and in such a case, the profit of the foreign entity (kurum kazancı) should be subject to Turkish tax for Turkish resident investors regardless of distribution of profits. In this context, if the Turkish investors have more than 50% controlling right in terms of profit, capital and voting rights in the US entities in total (the Turkish resident investors are counted together,

For the CFC taxation, below conditions are also fulfilled simultaneously:

•

25% or more of the gross revenue of the CFC is comprised of passive income (royalty, lease income, dividend income, interest, sale revenue of marketable securities etc.) other than business, agricultural and self- employment income; and

•	The CFC is subject to an effective income tax rate lower than 10% for its commercial profit in its home country; and

•	Gross revenue of the CFC exceeds the equivalent of TL100k in foreign currency terms in the related period.

Each investor should look at his position by considering the total control ratio of the Turkish resident investors), the following issues should be considered.

•	The income statements of the US entities should be monitored every year and their position under Turkish CFC legislation should be analyzed if there is an undistributed gain.

•

In the income statements of the US entities, it is important to monitor the valuation principles of the assets from an accounting perspective. If there is a gain arising from valuation (unrealized gain on investments), this income would also be taxed within the scope of CFC legislation for investors in Türkiye if the conditions are fulfilled. In this framework, it should be constantly checked whether a valuation-based income is generated in the financial statements.

Regulatory Matters

Neither MNG nor Golden Falcon are aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “The Business Combination Proposal — The Business Combination Agreement — Additional Agreements” and as described below.

The Business Combination is subject to certain filings, notices, waiver requests, applications and other submissions advisable as disclosed below:

6.	Consent of the Turkish Aviation Authority for the contemplated transfer of MNG Ordinary Shares to IntermediateCo.

7.

Consent of the Turkish Aviation Authority to the establishment of an ADR Facility for the MNG Ordinary Shares and to the transfer of the MNG Ordinary Shares to the Depositary Bank as contemplated under the Agreement.

8.	Consent of the Turkish Aviation Authority for the Company ADSs to be listed for trading on the New York Stock Exchange.

9.	Notice to the Turkish Aviation Authority of the formation of HoldCo, IntermediateCo, FinCo and Merger Sub and the Merger.

10.	Notice to the Ministry of Treasury and Finance of the guarantee provided by the Company for the FinCo Intercompany Loan.

11.

Filings and notices to the İstanbul Trade Registry Directorate in connection with the Transactions, including, but not limited to, the registration of the Proposed Charter and notifications to be made as required by Article 198 of the Turkish Commercial Code.

12.	E-TUYS Notifications to the General Directorate of Incentive Implementation and Foreign Investment in connection with the direct investment in the MNG Ordinary Shares as a result of the Transactions.

It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

THE BUSINESS COMBINATION AGREEMENT

The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about MNG, Golden Falcon, HoldCo, IntermediateCo, FinCo or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement. You should refer to the full text of the Business Combination Agreement for details of the Business Combination and the terms and conditions of the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties that MNG and Merger Sub, on the one hand, and Golden Falcon, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Business Combination Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure letters exchanged by the parties in connection with signing the Business Combination Agreement. While Golden Falcon and MNG do not believe that these disclosure letters contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Golden Falcon or MNG, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between MNG, Merger Sub and Golden Falcon and are modified by the disclosure letters.

General; Structure of the Business Combination

On December 6, 2022, Golden Falcon, MNG, HoldCo, IntermediateCo, FinCo, and Merger Sub entered into the Business Combination Agreement, pursuant to which, among other things, Merger Sub will merge with and into Golden Falcon, with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNG.

Structure of the Business Combination

•	Prior to the Effective Time of the Merger, MNG will effect a Pre-Closing Reorganization and a Stock Split;

•

At the Effective Time, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock in accordance with the terms of the Existing Charter and, after giving effect to such automatic conversion at the Effective Time, as a result of the Merger, (a) issued and outstanding shares of Class A Common Stock will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive one MNG ADS (and the MNG Ordinary Share represented thereby), a portion of which will be subject to vesting conditions pursuant to the Sponsor Support Agreement; and (b) each outstanding warrant to purchase one share of Class A Common Stock will automatically become an MNG Warrant and all rights with respect to shares of Class A Common Stock underlying the Warrants will be automatically converted into rights to purchase MNG Ordinary Shares and thereupon assumed by MNG.

•

Immediately following the Pre-Closing Reorganization and the Stock Split and at the Effective Time, upon the terms and subject to the conditions of the Business Combination Agreement and in accordance with the DGCL, Merger Sub will merge with and into Golden Falcon, with Golden Falcon continuing as the surviving company after the Merger, as a result of which, Golden Falcon will become an indirect, wholly-owned subsidiary of MNG;

•	Immediately after the Merger, Golden Falcon, HoldCo, IntermediateCo, FinCo, and MNG Shareholders will effect certain post-merger transactions; and

Pre-closing Reorganization; Stock Split

•

Prior to the Effective Time, MNG will effect the Pre-Closing Reorganization, which includes, among other things, the purchase by IntermediateCo of a certain number of MNG Ordinary Shares from Mapa, immediately prior to the Effective Time, pursuant to a share purchase agreement, which will allow IntermediateCo to deposit such MNG Ordinary Shares with the Depositary Bank immediately prior to the Effective Time in connection with the transactions contemplated herein;

•

Prior to the Effective Time, MNG will effect the Stock Split under which each MNG Ordinary Share that is issued and outstanding immediately prior to the Effective Time will be split into a number of MNG Ordinary Shares determined by multiplying each such MNG Ordinary Share by the Split Factor; and

•

Prior to the Effective Time, one MNG Ordinary Share held by Mapa will be converted to a newly-designated MNG Preferred Share of MNG, which shall entitle Mapa to nominate five directors to the MNG Board (for further details, see “Description of MNG Securities—Share Classes—Privileges attached to MNG Preferred Shares”).

Effect of the Merger on Securities of Golden Falcon and Merger Sub

Upon the terms and subject to the conditions of the Business Combination Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the parties or any other person, the following will occur:

•

Units. Immediately prior to the Effective Time, the Class A Common Stock and the Public Warrants comprising each issued and outstanding Unit immediately prior to the Effective Time will be automatically separated and the holder thereof will be deemed to hold one share of Class A Common Stock and one-half of one Public Warrant, provided, that, no fractional Warrants will be issued in connection with the Unit Separation such that if a holder of Units would be entitled to receive a fractional Warrant upon the Unit Separation, the number of Warrants to be issued to such holder upon the Unit Separation will be rounded down to the nearest whole number of Warrants.

•	Golden Falcon Common Stock.

i.

At the Effective Time, the Golden Falcon Class B Conversion will be effected. Following the Golden Falcon Class B Conversion, each share of Class B Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist, and each former holder of shares of Class B Common Stock will thereafter cease to have any rights with respect to such securities.

ii.

At the Effective Time, each issued and outstanding share of Class A Common Stock (other than any Excluded Shares) will be converted automatically into, and the holder of such share of Class A Common Stock will be entitled to receive, for each share of Class A Common Stock, one MNG ADS (and the MNG Ordinary Share represented thereby) after giving effect to the Stock Split, following which, each share of Class A Common Stock will no longer be outstanding and will automatically be canceled and will cease to exist by virtue of the Merger and each former holder(s) of certificates, if any, evidencing ownership of shares of Class A Common Stock or shares of Class A Common Stock held in book-entry form issued and outstanding immediately prior to the Effective Time will thereafter cease to have any rights with respect to such securities, except as otherwise provided herein or by Applicable Legal Requirements.

iii.	Each Excluded Share will be cancelled and will cease to exist, and no consideration will be paid or payable with respect thereto.

•

Merger Sub Shares. At the Effective Time, each Merger Sub Share that is issued and outstanding immediately prior to the Effective Time will automatically convert into one share of common stock, par value $0.0001 per share, of the Surviving Company. The share of common stock of the surviving company will have the same rights, powers, and privileges as the shares so converted and will constitute the only issued and outstanding share capital of the surviving company.

•

Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Warrant, each Warrant that is issued and outstanding immediately prior to the Effective Time will automatically and irrevocably be converted into the right to receive one MNG Warrant exercisable for MNG Ordinary Shares in accordance with its terms. From and after the Effective Time, the holders of Warrants prior to the Effective Time will cease to have any rights with respect to such warrants as provided for herein or by Applicable Legal Requirements.

•

Adjustment to Merger Consideration. The Split Factor will be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or stock distribution (including any dividend or distribution of securities convertible into MNG Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change (in each case, other than the Stock Split) with respect to MNG Ordinary Shares occurring on or after the date hereof and prior to the Closing.

Consideration to be Received in the Business Combination

At the Effective Time, each issued and outstanding share of Class A Common Stock (other than any Excluded Shares) will be converted automatically into, and the holder of such shares of Class A Common Stock will be entitled to receive, for each share of Class A Common Stock, one MNG ADS (and the MNG Ordinary Share represented thereby) after giving effect to the Stock Split.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations and warranties of Golden Falcon, MNG and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications, are in many respects modified by items contained in disclosure letters provided by MNG or Golden Falcon, as applicable, and expire at the Closing. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement.

The representations and warranties made by MNG and Merger Sub to Golden Falcon relate to a number of matters, including the following:

•	organization and qualification to do business;

•	providing complete and correct copies of their respective organizational documents;

•	subsidiaries;

•	capitalization;

•	authority to enter into the Business Combination Agreement;

•	absence of conflicts with applicable laws, organizational documents, or certain other agreements, and required governmental consents and filings;

•	compliance with legal requirements and possession of licenses, permits and government approvals;

•	financial statements;

•	absence of changes or events;

•	absence of litigation;

•	employee benefit plans;

•	real property;

•	taxes;

•	environmental matters;

•	brokers;

•	intellectual property;

•	material contracts;

•	insurance;

•	interested party transactions;

•	sufficiency and accuracy of information supplied;

•	brokers;

•	indebtedness; and

•	absence of certain business practices.

The representations and warranties made by Golden Falcon to MNG and Merger Sub relate to a number of matters, including the following:

•	organization and qualification to do business;

•	providing complete and correct copies of their respective organizational documents;

•	capitalization;

•	authority to enter into the Business Combination Agreement;

•	absence of conflicts with organizational documents, applicable laws or certain other agreements, and required filings and consents;

•	compliance with legal requirements;

•	proper preparation and filing of documents with the SEC, financial statements;

•	maintenance and effectiveness of required disclosure controls and procedures;

•	absence of any outstanding loans or extensions of credit to any executive officer or director;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	absence of certain business activities;

•	absence of litigation;

•	material contracts;

•	labor relations;

•	the listing of Units, Class A Common Stock and Warrants;

•	the Trust Account;

•	taxes;

•	insurance;

•	intellectual property;

•	sufficiency and accuracy of information supplied;

•	approval of the board and the stockholders;

•	title to property;

•	absence of investment company status; and

•	brokers.

Closing of Business Combination

The Closing will take place no later than the third Business Day after the satisfaction or waiver of the Closing conditions of the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as MNG and Golden Falcon agree in writing.

If the Business Combination is not consummated prior to September 30, 2023, the Business Combination Agreement may be terminated by either Golden Falcon or MNG. However, a party may not terminate the Business Combination Agreement pursuant to the provision described in this paragraph if such party’s action or failure to act has been a principal cause of or resulted in the failure of the consummation of the Business Combination on or before such date and such action or failure to act constitutes a material breach of the Business Combination Agreement. See “Summary of the Proxy Statement/Prospectus -Termination”.

Conditions to Closing

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of conditions set forth below. The affected party may (if legally permitted) waive with respect to itself any condition. Therefore, unless these conditions are satisfied or waived by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such conditions to the consummation of the Business Combination.

Considering the above, some of the closing conditions that may not be waived are the following (a) receipt of the requisite stockholder approvals, (b) Golden Falcon maintaining at least $5,000,001 of net tangible assets after giving effect to redemptions of Public Shares upon the Closing, (c) the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus forms a part, (d) obtaining the required regulatory approvals, and (e) the absence of any law or order that would prohibit the consummation of the Business Combination. See the section “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing” for further information.

Mutual Conditions

The obligations of the respective parties to the Business Combination Agreement to effect the Merger and the other transactions will be subject to the satisfaction at or prior to the Closing or waiver of the following conditions:

•	Approval by the required stockholders of Golden Falcon and MNG of the Business Combination Agreement and the Business Combination.

•	Golden Falcon will have at least $5,000,001 of net tangible assets immediately after giving effect to the redemptions of Public Stockholders upon the Closing.

•

No provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the Business Combination will be in effect and no temporary, preliminary or permanent restraining order prohibiting, enjoining or making illegal the consummation of the Business Combination will be in effect or will be threatened in writing by a Governmental Entity.

•	The MNG ADSs and MNG Warrants to be issued in connection with the Closing will be approved for listing upon the Closing on the NYSE, subject only to official notice of issuance thereof.

•

The registration statement will have become effective in accordance with the provisions of the Securities Act, no stop order will have been issued by the SEC which remains in effect with respect to the registration statement, and no proceeding seeking such a stop order will have been threatened or initiated by the SEC which remains pending.

•	The required regulatory approvals will have been obtained.

Golden Falcon Conditions

The obligations of MNG and Merger Sub to consummate, or cause to be consummated, and effect the Merger and the Business Combination will be subject to the satisfaction at or prior to the Closing or waiver of each of the following conditions:

•

The Fundamental Representations of Golden Falcon will be true and correct in all material respects, and all other representations and warranties of Golden Falcon (other than the representation that there has not been a GF Material Adverse Effect) will be true and correct, except where the failure of such representations and warranties of Golden Falcon to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a GF Material Adverse Effect, in each case (without giving effect to any limitation as to “materiality” or “GF Material Adverse Effect” or any similar limitation contained in the Business Combination Agreement) on and as of the date of the Business Combination Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); and the representation that there has not been a GF Material Adverse Effect will be true and correct as of the date of the Business Combination Agreement.

•

Golden Falcon will have performed or complied with all agreements and covenants required by the Business Combination Agreement to be performed or complied by it on or prior to the Closing Date, in each case in all material respects.

•

Golden Falcon will have delivered a certificate, signed by an authorized officer of Golden Falcon and dated as of the Closing Date, certifying Golden Falcon’s satisfaction of its Closing conditions as set forth above, to MNG.

•	The Available Cash will be at least thirty million dollars ($30,000,000).

•	Golden Falcon will deliver to MNG the Closing deliverables to be delivered to MNG on or prior to the Closing.

MNG and Merger Sub Conditions

The obligations of Golden Falcon to consummate and effect the Merger and the other transactions will be subject to the satisfaction at or prior to the Closing or waiver of each of the following conditions:

•

The Fundamental Representations of MNG will be true and correct in all material respects and all other representations and warranties of MNG set forth in the Business Combination Agreement (other than the representation that there has not been a Company Material Adverse Effect) will be true and correct, except where the failure of such representations and warranties of MNG to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material

Adverse Effect, in each case (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained in the Business Combination Agreement) on and as of the date of the Business Combination Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); and the representation that there has not been a Company Material Adverse Effect will be true and correct as of the date of the Business Combination Agreement.

•

MNG will have performed or complied with all agreements and covenants required by the Business Combination Agreement to be performed or complied by it at or prior to the Closing Date, in each case, in all material respects.

•

No change, event, state of facts, development or occurrence will have occurred since the date of the Business Combination Agreement, that, individually or in the aggregate with all other changes, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing.

•

MNG will have delivered, or caused to be delivered, a certificate, signed by an executive officer of MNG and dated as of the Closing Date, certifying MNG’s satisfaction of its Closing conditions as set forth above, to Golden Falcon.

•	The Pre-Closing Reorganization will have been completed.

•	The Stock Split will have been completed in accordance with the Business Combination Agreement and MNG’s Organizational Documents.

•	MNG will have delivered, or caused to be delivered, payoff letters and termination agreements to the existing three credit facility agreements with Halkbank A.Ş., duly executed by Halkbank A.Ş.

•	MNG will deliver to Golden Falcon those Closing deliverables set forth in the Business Combination Agreement to be delivered to Golden Falcon on or prior to the Closing.

Covenants Relating to the Conduct of Business; Interim Operations Pending the Closing

Each of Golden Falcon and MNG have agreed to use commercially reasonable efforts to take, or cause to be taken, or to do or cause to be done, all actions and to assist and cooperate in doing all things necessary, proper or advisable to consummate and make effective as soon as practicable the Merger and the Business Combination.

Golden Falcon and MNG have also agreed to conduct and operate their respective businesses in the ordinary course through the earlier of the Closing or the valid termination of the Business Combination Agreement pursuant to its terms, except (i) to the extent either of Golden Falcon or MNG, as applicable, otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required by the applicable law or as reasonably necessary in light of COVID-19, or (iii) as required or expressly permitted by the Business Combination Agreement, the disclosure letters or any other transaction agreement.

Golden Falcon and MNG have agreed that, unless otherwise required or permitted under the Business Combination Agreement or the applicable law, and subject to certain disclosed exceptions, neither MNG nor its subsidiaries will take the following actions during the interim period from the date of execution of the Business Combination Agreement through the earlier of the Closing or the valid termination of the Business Combination Agreement pursuant to its terms, except as consented to in writing by Golden Falcon (such consent, not to be unreasonably withheld, conditioned or delayed):

•

except as otherwise required by existing Company Benefit Plans (as defined in the Business Combination Agreement) or the contracts listed on the Company Disclosure Letter (as defined in the Business Combination Agreement), adopt or enter into any equity or equity-based compensation plan;

•

transfer, sell, assign, exclusively license, exclusively sublicense, covenant not to assert, encumber, grant any security interest in, to or under, impair, transfer or otherwise dispose of any right, title or interest of MNG or its subsidiaries in any material Company-Owned IP (as defined in the Business Combination Agreement), or (ii) divulge, furnish to or make accessible any material Trade Secrets (as defined in the Business Combination Agreement) constituting Company-Owned IP to any third person who is not subject to a written agreement to maintain the confidentiality of such Trade Secrets, other than in the ordinary course of business;

•

other than in connection with the Stock Split: (i) split, combine or reclassify any capital stock or warrants, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant or effect any similar change in capitalization, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in MNG or its subsidiaries, except in connection with the termination or resignation of any employees, directors or officers of MNG or its subsidiaries, (iii) declare, set aside or pay any dividend or make any other distribution, or (iv) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities of MNG or its subsidiaries, or enter into other agreements or commitments of any character obligating MNG or its subsidiaries to issue any such shares of capital stock, equity securities or convertible or exchangeable securities;

•	amend its organizational documents (other than the Amended and Restated Articles of Association in the form attached to the Business Combination Agreement (the “Articles Amendment”));

•

sell, lease, license, sublicense, abandon, divest, transfer, cancel or permit to lapse or expire or dedicate to the public, or otherwise dispose of, tangible assets or properties, or agree to do any of the foregoing, other than, in each case, (i) in the ordinary course of business, (ii) in an aggregate amount less than $20,000,000 or (iii) with respect to damaged, worn-out, uneconomic or obsolete assets;

•

create any material Liens (as defined in the Business Combination Agreement) on any material property or assets of MNG or its subsidiaries in connection with any Indebtedness (as defined in the Business Combination Agreement) thereof (other than Permitted Liens (as defined in the Business Combination Agreement)), (ii) cancel or forgive any Indebtedness owed to MNG or its subsidiaries, or (iii) increase the existing Indebtedness in excess of $20,000,000;

•

commence, release, assign, compromise, settle or agree to settle any legal proceeding material to MNG or its subsidiaries or their respective properties or assets, except in the ordinary course of business or where such legal proceedings are covered by insurance or involve only the payment of monetary damages in an amount less than $20,000,000 in the aggregate;

•

except as otherwise required by the applicable law: (i) make any material tax election (except otherwise in the ordinary course of business) or rescind any material tax election, (ii) change (or request to change) any material method of accounting in respect of material taxes, (iii) amend any material tax return, or (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income tax law) with any governmental entity;

•	file any IRS Form 8832 electing for any of HoldCo, IntermediateCo or FinCo to be treated as a corporation for U.S. federal income tax purposes;

•

knowingly take or knowingly agree to take any action that would reasonably be expected to prevent the relevant portions of the transactions from qualifying for their Intended Tax Treatments (as defined in the Business Combination Agreement);

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of MNG;

•

make any loans to any person other than any of MNG or its subsidiaries and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business;

•

fail to use commercially reasonable efforts to keep in force any material insurance policies, or replacement or revised policies providing insurance coverage with respect to its material assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•

make any individual or series of related capital expenditures in excess of $20,000,000, except for (i) expenditures made by MNG in the ordinary course of business, (ii) acquisitions by MNG of air operator certificates, (iii) purchase by MNG of aircrafts and (iv) acquisitions by MNG of warehouses; provided, that, in any case, MNG shall notify Golden Falcon prior to performing any of the actions set forth in subsections (n)(ii) through and including (iv);

•

hire, terminate (without cause), or temporarily lay off executive officers and directors, or engage or terminate (without cause) any independent ontractor receiving annual payment in excess of $1,500,000;

•	adopt, amend or terminate any material benefit plan; and

•	agree in writing or otherwise agree, commit or resolve to take any of the actions described above.

Golden Falcon and MNG have agreed that, unless otherwise required or permitted under the Business Combination Agreement or the applicable law or as reasonably necessary in light of COVID-19, and subject to certain disclosed exceptions, Golden Falcon will not take the following actions during the interim period from the date of execution of the Business Combination Agreement through the earlier of the Closing or the valid termination of the Business Combination Agreement pursuant to its terms, except as consented to in writing by MNG (such consent, not to be unreasonably withheld, conditioned or delayed):

•

declare, set aside or pay dividends on or make any other distributions in respect of any capital stock or warrants or split, combine or reclassify any capital stock or warrants, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any similar change in capitalization;

•	purchase, redeem or otherwise acquire, directly or indirectly, any of its equity securities;

•

grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

•	amend its organizational documents or form or establish any subsidiary;

•

merge, consolidate or combine with any other person, or (ii) acquire or agree to acquire (whether by merger, consolidation or acquisition of securities or a substantial portion of the assets of or by any other manner) any corporation, partnership, association or other business organization or division or assets thereof;

•

incur any Indebtedness (other than any Working Capital Loan that is reasonably necessary to pay for any expenses of Golden Falcon; provided, that the aggregate amount of all Working Capital Loans shall not exceed $2,000,000), (ii) create any material Liens on any of its material property or assets in connection with any Indebtedness thereof (other than Permitted Liens); (iii) cancel or forgive any Indebtedness owed to it, or (iv) otherwise incur any liability that is not reasonable;

•	commence, release, assign, compromise, settle or agree to settle any legal proceeding;

•	except as required by GAAP (or any interpretation thereof) or applicable law, make any change in accounting methods, principles or practices;

•

except as otherwise required by applicable law: (i) make or rescind any material tax election; (ii) change (or request to change) any material method of accounting in respect of material taxes; (iii) amend any material tax return; or (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income tax law) with any governmental entity;

•	knowingly take or knowingly agree to take any action that would reasonably be expected to prevent the relevant portions of the Business Combination from qualifying for their Intended Tax Treatments;

•

authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of Golden Falcon, or (ii) liquidate, dissolve, reorganize or otherwise wind-up its business or operations;

•	enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, shareholders or other affiliates;

•	engage in any material new line of business;

•

amend the Investment Management Trust Agreement, dated as of December 17, 2020, between Golden Falconal and CST (the “Trust Agreement”) or any other agreement related to the Trust Account, other than in connection with a stockholder vote to approve an amendment to the Trust Agreement;

•	amend the Warrant Agreement or any warrant certificate;

•

appoint any director to the Golden Falcon Board (except as required by applicable law, regulation, SEC or stock exchange requirement), (ii) hire any advisor, consultant, employee or service provider, or (iii) amend the economic terms of a contract with any third party vendor on an arm’s length basis to the extent that such amendment results in an increase in the amount under such contract greater than $200,000; and

•	agree in writing or otherwise agree, commit or resolve to take any of the actions described above.

Additional Agreements

Proxy Statement; Registration Statements

As promptly as practicable following the date of the Business Combination Agreement, Golden Falcon and MNG agreed to cooperate to prepare and file with the SEC the registration statement to register with the SEC (i) the MNG ADSs (and the MNG Ordinary Shares represented thereby after the Stock Split) that constitute the merger consideration, and (ii) the MNG Warrants, which registration statement includes this proxy statement/prospectus, which will be sent to Golden Falcon Stockholders in connection with the Special Meeting to (A) provide Public Stockholders with the opportunity to redeem their Public Shares and (B) solicit proxies from Golden Falcon Stockholders to vote at the Special Meeting in favor of the Business Combination Proposal. The MNG ADSs that will represent MNG Ordinary Shares will be registered pursuant to a separate registration statement on Form F-6.

Golden Falcon Meeting; Change in Recommendation

Golden Falcon has agreed to call and hold the Special Meeting as soon as practicable after the registration statement becomes effective. Golden Falcon has agreed, through the Golden Falcon Board, to recommend to its stockholders that they approve the stockholder proposals contained in this proxy statement/prospectus and will include the recommendation of the Golden Falcon Board in this proxy statement/prospectus, and has agreed not to change, withdraw or modify such recommendation to its stockholders except where the Golden Falcon Board determines in good faith, after consultation with its outside legal counsel, that a failure to make a change in its recommendation would constitute a breach of the directors’ fiduciary obligations to Golden Falcon Stockholders under applicable laws.

No Solicitation

Under the terms of the Business Combination Agreement, from the date of the Business Combination Agreement until the earlier of the termination of the Business Combination Agreement or the Closing, MNG has agreed that it will not, and will cause its subsidiaries and the MNG Shareholders not to, and will direct its employees, agents, officers, directors, representatives and advisors (collectively, “representatives”) directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than Golden Falcon and its agents, representatives and advisors) concerning (A) any merger or sale of ownership interests of MNG (whether by recapitalization or a similar transaction or otherwise) pursuant to which any person(s) acquires, directly or indirectly, twenty percent (20%) or more of the voting power of the equity securities of MNG, (B) twenty percent (20%) or more (based on the fair market value thereof, as determined by the MNG Board) of the assets (including capital stock of MNG’s subsidiaries) of MNG and its subsidiaries or (C) or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving MNG pursuant to which any person (other than Golden Falcon Stockholders) would own, directly or indirectly, twenty percent (20%) or more of the equity securities of MNG or of the surviving entity in a merger or the resulting direct or indirect parent of MNG or such surviving entity (each, an “MNG Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an MNG Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding an MNG Business Combination. In addition, MNG, its subsidiaries, and their respective representatives will immediately cease any and all existing discussions or negotiations with any person with respect to any MNG Business Combination.

In addition, under the terms of the Business Combination Agreement, Golden Falcon has agreed that it will not, and will direct its representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than MNG, MNG Shareholders and their respective representatives) concerning any merger, purchase of ownership interests or assets of Golden Falcon, recapitalization or other business combination transaction (each, an “Golden Falcon Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an Golden Falcon Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding an Golden Falcon Business Combination. Golden Falcon will, and will cause its representatives to, immediately cease any and all existing discussions or negotiations with any person with respect to any Golden Falcon Business Combination.

Each party to the Business Combination Agreement will promptly (and in no event later than forty-eight (48) hours after becoming aware of such inquiry, proposal, offer or submission) notify the other parties to the Business Combination Agreement if it or, to its knowledge, any of its representatives receives any inquiry, proposal, offer or submission with respect to an MNG Business Combination or Golden Falcon Business Combination, as applicable (including the identity of the person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of the Business Combination Agreement. If either any party to the Business Combination Agreement or its respective representatives receives an inquiry, proposal, offer or submission with respect to an MNG Business Combination or Golden Falcon Business Combination, as applicable, such party will provide the other parties with a copy of such inquiry, proposal, offer or submission.

Stock Exchange Listing

Prior to Closing, Golden Falcon will use its reasonable best efforts to ensure that its shares of Class A Common Stock and Warrants remain listed on the NYSE. Prior to the Closing Date, Golden Falcon will cause the shares of Class A Common Stock to be delisted from the NYSE. MNG will use its reasonable best efforts to cause: (i) MNG’s initial listing application with the NYSE in connection with the transactions to have been approved; (ii) MNG to satisfy all applicable initial listing requirements of the NYSE; and (iii) the MNG ADSs and the MNG Warrants to be approved for listing on the NYSE as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the Effective Time.

Financing Arrangements

Prior to Closing, Golden Falcon may execute subscription agreements, forward purchase agreements, non-redemption agreements or backstop agreements with potential investors in order to satisfy the Closing conditions. If Golden Falcon desires to seek such financing (the “Potential Financing”), MNG and each MNG Shareholder agreed to use commercially reasonable efforts to cooperate in connection with the arrangement of such Potential Financing as may be reasonably requested by Golden Falcon. The Potential Financing will be on terms determined by Golden Falcon and consented to in writing by MNG. In no event will the Potential Financing include the sale, purchase or transfer of debt, equity-linked securities or preferred equity from either Golden Falcon or MNG. Golden Falcon may execute a Potential Financing without the prior written consent of MNG if the potential investor agrees to purchase or invest in, for cash or cash equivalents, shares of Class A Common Stock at $10.00 per share or MNG Ordinary Shares at $10.00 per share assuming that the Stock Split has occurred.

Subject to agreement on terms that are satisfactory to MNG and Golden Falcon, in order to provide certain redemption alternatives in connection with the Golden Falcon Stockholder vote to approve the adoption of the Business Combination Agreement and the Business Combination, MNG and Golden Falcon may make available to Public Stockholders the option to (i) continue to hold their shares of Class A Common Stock, (ii) elect to redeem their shares of Class A Common Stock in accordance with the Existing Charter, or (iii) convert their shares of Class A Common Stock into a newly issued security to be comprised of a combination of shares of Class A Common Stock and convertible notes. MNG and Golden Falcon intend for the newly issued security referred to in (iii) to entitle such stockholder to receive a portion of the value of its shares in the form of shares of Class A Common Stock and a portion in the form of registered convertible notes, with both a cash coupon, a conversion premium, and other material terms that will be mutually agreed by MNG and Golden Falcon to do any activity that could have a material impact, including ordinary business activities over a certain threshold dollar amount.

Management Agreement

Immediately after Closing, Golden Falcon and MNG will enter into a management agreement, in the form to be mutually agreed (in good faith) by Golden Falcon and MNG, pursuant to which Golden Falcon will provide certain services to MNG in consideration for arm’s length management fees.

Deposit Agreement

Prior to the Closing, MNG will arrange for a sponsored American depositary shares facility to be established with a reputable bank reasonably acceptable to Golden Falcon (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing the MNG ADSs, and take necessary actions related thereto, including entering into a customary deposit agreement with the Depositary Bank in form and substance reasonably acceptable to Golden Falcon, establishing the ADR Facility, to be effective as of the Effective Time, and filing with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the MNG ADSs.

Other Covenants and Agreements

The Business Combination Agreement also contains additional covenants of the parties, including, among other things:

•	making certain required regulatory filings and obtain all requisite regulatory approvals and authorizations for the Business Combination;

•	making relevant press releases and other public announcements;

•	keeping certain information confidential in accordance with the existing confidentiality agreement executed between Golden Falcon and MNG;

•	obtaining certain tail policies on directors and officers;

•	entering into a management agreement pursuant to which Golden Falcon will provide certain services to MNG in consideration for arm’s length fees; and

•	adopting the Proposed Charter, provided, that, Golden Falcon and MNG will continue good faith discussions regarding the profit and dividend payments provisions under such Proposed Charter.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing:

•	by mutual written agreement of Golden Falcon and MNG at any time;

•

by either Golden Falcon or MNG if the Business Combination shall not have been consummated prior to September 30, 2023, the “Outside Date”; provided, however, that the right to terminate the Business Combination Agreement will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Business Combination to occur on or before such date and such action or failure to act constitutes a material breach of the Business Combination Agreement;

•

by either Golden Falcon or MNG if a Governmental Entity will have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, including the Merger, which Order or other action is final and nonappealable;

•

by MNG, upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Golden Falcon, or if any representation or warranty of Golden Falcon will have become untrue, in either case certain Closing conditions of Golden Falcon would not be satisfied; provided, that, if such breach by Golden Falcon is curable by Golden Falcon prior to the Closing, then MNG should first provide written notice of such breach and may not terminate the Business Combination Agreement until the earlier of: (i) 30 days after delivery of written notice from MNG to Golden Falcon of such breach; and (ii) the Outside Date; provided, further, that Golden Falcon continues to exercise reasonable best efforts to cure such breach (it being understood that MNG may not terminate the Business Combination Agreement if: (A) it will have materially breached the Business Combination Agreement and such breach has not been cured; or (B) such breach by Golden Falcon is cured during such 30-day period such that the applicable conditions set forth in such certain Closing conditions of Golden Falcon will be satisfied);

•

by Golden Falcon, upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of MNG or Merger Sub or if any representation or warranty of MNG or Merger Sub will have become untrue, in either case such that the conditions set forth in the certain Closing conditions of MNG would not be satisfied; provided, that, if such breach is curable by MNG or Merger Sub prior to the Closing, then Golden Falcon must first provide written notice of such breach and may not terminate the Business Combination Agreement until the earlier of: (i) 30 days after delivery of written notice from Golden Falcon to MNG of such breach; and (ii) the Outside Date; provided, further, that MNG or Merger Sub, as applicable, continues to exercise reasonable best efforts to cure such breach (it being understood that Golden Falcon may not terminate the Business Combination Agreement if: (A) it will have materially breached the Business Combination Agreement and such breach has not been cured; or (B) such breach by MNG or Merger Sub, as applicable, is cured during such 30-day period such that the applicable conditions set forth in such certain Closing conditions of MNG will be satisfied);

•

by either Golden Falcon or MNG, if, at Golden Falcon’s Special Meeting, the Business Combination is not duly adopted by Golden Falcon Stockholders by the requisite vote under the Applicable Legal Requirements and Golden Falcon’s organizational documents;

•

by either Golden Falcon or MNG, if, at the MNG general assembly meeting (including any adjournments thereof), Business Combination set forth in the Shareholder Statement are not duly adopted by MNG’s Shareholders by the requisite vote under any Applicable Legal Requirements and MNG’s Organizational Documents;

•	by MNG, if there has been a change in the Golden Falcon Board recommendation to vote in favor of the Business Combination;

•	by MNG on and after the date that is forty (40) days following the effectiveness of the Registration Statement, if Available Cash is not at least Thirty Million Dollars ($30,000,000);

•	by Golden Falcon, if MNG has not delivered to Golden Falcon, by March 31, 2023, the Required Financial Statements; or

•

by MNG or Golden Falcon, on and after the date that is thirty (30) days following the date in which Golden Falcon receives a notification from the NYSE that MNG will not be eligible to be listed on the NYSE prior to the Outside Date.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will be of no further force or effect and the Business Combination will be abandoned, except as set forth in the Business Combination Agreement. The parties shall not be relieved from liability in the case of termination subsequent to any willful breach of the Business Combination Agreement by a party or intentional fraud with respect to the making of the representations and warranties by a party.

Indemnification

All rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of Golden Falcon (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in Golden Falcon’s organizational documents or in any indemnification agreement such D&O Indemnified Parties may have with Golden Falcon, will survive the Closing and continue in full force and effect for a period of six years from the Closing Date. For a period of six years from the Closing Date, MNG will cause the surviving company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of Golden Falcon’s organizational documents as in effect immediately prior to the date of the Business Combination. MNG will cause the Surviving Company to not amend, repeal or otherwise modify any exculpation, indemnification or advancement of expenses provisions in any manner that would adversely affect the rights of any D&O Indemnified Party for a period of six years from the Closing Date, except that MNG will continue to honor the terms of the aforementioned provision in the event a legal proceeding was brought within the six year period.

For a period of six years following the Closing Date, Golden Falcon shall maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by Golden Falcon’s directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage (the “D&O Tail”). If Golden Falcon fails to obtain such D&O Tail prior to the Effective Time, MNG will or will cause the surviving company to obtain such a D&O Tail. MNG will, and will cause the surviving company to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by Golden Falcon, and no other party will have any further obligation to purchase or pay for such insurance pursuant to the Business Combination Agreement. On the Closing Date, MNG will enter into customary indemnification agreements with the post-Closing directors of MNG and the Surviving Company, which indemnification agreements will continue to be effective following the Closing.

Expenses

If the Closing occurs, except as otherwise set forth in the Business Combination Agreement, all transaction costs will be paid by MNG; provided, that the Sponsor will forfeit a number of Founder Shares equal to: ((The amount that Golden Falcon’s transaction costs and unpaid Golden Falcon liabilities exceed $10,000,000 divided by two) divided by ten) minus the number of Founder Shares that MNG consents to being transferred by the Sponsor in connection with a Potential Financing. Any costs, fees or expenses incurred by Golden Falcon in connection with any Non-Common Equity Financing will not count towards the $10,000,000 cap for purposes of determining the number of Founder Shares subject to forfeiture; provided, that, such Non-Common Equity Financing and all costs, fees or expenses incurred by Golden Falcon in connection with such Non-Common Equity shall require the consent of or approval by the Company.

If the Merger and the transactions contemplated by the Business Combination Agreement are not consummated, each party will pay its own expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of the Business Combination Agreement and the agreements to be entered in connection with the Business Combination Agreement and the consummation of the transactions contemplated thereby. Notwithstanding the foregoing, Golden Falcon and MNG shall each pay one-half of (a) all expenses relating to all SEC and other regulatory filing fees incurred in connection with the Business Combination, including the filing fees associated with filings pursuant to Antitrust Laws (if any); (b) all expenses incurred in connection with printing, mailing, and soliciting proxies with respect to the Registration Statement and the proxy statement/prospectus; and (c) expenses incurred in connection with any filings with or approvals from the NYSE in connection with the Business Combination, in each case as such expenses shall be incurred or otherwise be due and payable.

Amendment

The Business Combination Agreement may be further amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

Governing Law; Jurisdiction

The Business Combination Agreement and the consummation of the transactions contemplated thereunder, and any action, suit, dispute, controversy or claim arising out of the Business Combination Agreement and the consummation of the transactions contemplated thereunder, or the validity, interpretation, breach or termination of the Business Combination Agreement and the consummation of the transactions contemplated thereunder, shall be governed by and construed in accordance with the internal law of the State of Delaware without giving effect to conflict of laws principles.

Vote Required for Approval

The Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted if the holders of a majority of the votes cast by holders of outstanding shares of Golden Falcon Common Stock represented in person or by proxy and entitled to vote thereon at the Special Meeting, voting together as a single class, vote “FOR” the Business Combination Proposal.

Failure to vote by proxy or to vote in person at the Special Meeting, abstentions and broker non-votes will have no effect on the vote.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement.

The Sponsor and Golden Falcon’s directors and officers have agreed to vote any Founder Shares and any Public Shares held by them as of the record date in favor of the Business Combination Proposal. As of the record date, the Sponsor and Golden Falcon’s directors and officers beneficially owned an aggregate of approximately 67.2% of the outstanding shares of Golden Falcon Common Stock.

Recommendation of the Board

THE GOLDEN FALCON BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Golden Falcon’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Golden Falcon and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination — Interests of Golden Falcon’s Directors and Officers in the Business Combination” for a further discussion.

CERTAIN AGREEMENTS RELATED TO THE PROPOSED TRANSACTIONS

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Sponsor Persons entered into a Sponsor Support Agreement, pursuant to which, among other things, the Sponsor Persons agreed to (a) support and vote their Founder Shares in favor of the Business Combination Agreement and the other transaction agreements to which Golden Falcon is or will be a party and the Business Combination; (b) subject their Founder Shares to certain transfer restrictions; and (c) after the Effective Time, for as long as the Sponsor (or a Permitted Transferee of Sponsor) holds MNG Warrants, any exercise by Sponsor (or a Permitted Transferee of the Sponsor) of such MNG Warrants will only be done on a cash (and not a cashless) basis.

In addition, the Sponsor Persons agreed to subject certain of the MNG ADSs received by the Sponsor Persons in the Merger to vesting as follows:

(a)

At the Effective Time, all of the Initially Vested ADSs held by the Sponsor Persons (or any of their Permitted Transferees) as of immediately prior to the Effective Time will vest. “Initially Vested ADSs” means that number of MNG ADSs equal to the (i) total amount of Available Cash less $1,000,000 multiplied by (ii) Twenty-Six Percent (26%), with such product divided by $10.00.

(b)

All remaining MNG ADSs held by the Sponsor Persons (or any of their Permitted Transferees) that are not Initially Vested ADSs or otherwise vested pursuant to a Liquidity Event as described below will be subject to vesting from time to time upon:

i.

any Transfer (as defined in the Sponsor Support Agreement) by (A) Mapa, (B) any other direct or indirect shareholder of MNG, other equityholder of MNG or other beneficial owner of outstanding equity of MNG as of immediately prior to the Closing or (C) any of their respective affiliates, associates or family members (collectively, “Company Related Persons”), of any MNG ADSs at a price per MNG ADS equal to or greater than $10.00 per MNG ADS (reflecting appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change occurring on or after the date of the Sponsor Support Agreement); or

ii.

any special dividends paid or otherwise distributed to any Company Related Person that are funded through any capital raise or other financing by MNG or any of its affiliates (each of clauses (i) and (ii), a “Liquidity Event”);

in each case during the two (2) years following the Closing (the “Vesting Period”). “Vesting Date” means the date on which any Liquidity Event occurs. MNG shall provide the Sponsor persons with prompt notice of the occurrence of any Liquidity Event.

(c)

The total number of Unvested ADSs that will vest upon the first and each subsequent Liquidity Event that occurs during the Vesting Period will be equal to (i) the Vesting Percentage (as defined in the Sponsor Support Agreement) multiplied by (ii) an amount equal to (A) the gross proceeds to the Company Related Persons from any such Liquidity Event divided by (B) the per MNG ADS price of MNG ADSs as of 4:00 pm Eastern time on the Vesting Date.

Registration Rights and Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, MNG, the Sponsor and the other parties thereto (together with the Sponsor, the “Holders”) entered into a Registration Rights and Lock-Up Agreement, pursuant to which MNG agreed, among other things, to file a registration statement to register the resale of certain securities of MNG held by the Holders and to provide the parties thereto customary demand, shelf and piggy-back rights on secondary offerings, subject to customary cut-back provisions and coordinated offerings. MNG Ordinary Shares or MNG ADSs beneficially owned or owned of record by New Holders (as defined therein) will be locked-up for a period of one hundred eighty (180) days from the Closing Date and from the date of the Business Combination through the Closing Date. MNG Ordinary Shares or MNG ADSs beneficially owned or owned of record by previous holders of shares of Class B Common Stock will be locked-up for a period ending on the earliest of: (i) one (1) year after the Closing Date or (ii) subsequent to the Closing Date, (A) if the last reported sale price of any MNG ADSs equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one hundred fifty (150) days after the Closing Date or (B) the date on which MNG completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Golden Falcon Stockholders having the right to exchange their MNG ADSs for cash, securities or other property. The MNG Warrants will be locked-up for a period of thirty (30) days following the Closing Date.

MNG Shareholders Statement

Concurrently with the execution and delivery of the Business Combination Agreement, the MNG Shareholders executed the MNG Shareholders Statement, pursuant to which, among other things, the MNG Shareholders agreed to support and vote their MNG Ordinary Shares in favor of the proposals that the MNG Shareholders shall be required to approve in connection with the Business Combination.

Amended and Restated Warrant Agreement

Immediately prior to the Effective Time, MNG, Golden Falcon and CST will enter into an assignment, assumption and amendment agreement pursuant to which Golden Falcon will assign to MNG all of its rights, interests, and obligations in and under the Warrant Agreement and the terms and conditions of the Warrant Agreement will be amended and restated to, among other things, reflect the assumption of the Warrants by MNG as set forth in the Business Combination Agreement.

PROPOSAL NOS. 2A THROUGH 2F— THE GOVERNANCE PROPOSALS

Overview

In connection with the Business Combination, Golden Falcon is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. These proposals are being presented in accordance with SEC guidance and will each be voted upon on an advisory basis and are not binding on Golden Falcon or the Golden Falcon Board. In the judgment of the Golden Falcon Board, these provisions are necessary to adequately address the needs of MNG. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory votes on the Governance Proposals, Golden Falcon intends that the Proposed Charter will take effect at the Closing (assuming approval of the Business Combination Proposal). Stockholders are encouraged to carefully review the terms of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Exhibit A to Annex A-1.

Summary of the Governance Proposals

Golden Falcon Stockholders will be asked to approve, on a non-binding advisory basis, the following material changes between the Proposed Charter and the Existing Charter, which are being presented in accordance with the requirements of the SEC as six separate sub-proposals:

a)	Proposal No. 2A – a proposal to change the name of Golden Falcon to “MNG Havayolları ve Taşımacılık A.Ş.” from “Golden Falcon Acquisition Corp.”;

b)	Proposal No. 2B – a proposal to eliminate certain provisions related to Golden Falcon’s status as a special purpose acquisition company that will no longer be relevant following the Closing;

c)	Proposal No. 2C – a proposal to declassify the Board of Directors from three classes to one class and cause all directors to be elected for a maximum term of three years;

d)	Proposal No. 2D – a proposal to remove the provision renouncing the corporate opportunity doctrine;

e)

Proposal No. 2E – a proposal to eliminate the rights and privileges of Class B Common Stock and redesignate the Class A Common Stock and Class B Common Stock as MNG Ordinary Shares (after giving effect to the automatic conversion of each outstanding share of Class B Common Stock upon Closing into one share of Class A Common Stock; and

f)

Proposal No. 2F – a proposal to add a class of MNG Preferred Shares that will be entitled to nominate five members to the Board of Directors at each general assembly in which directors are to be elected.

Reasons

Change the name of Golden Falcon

Currently, Golden Falcon’s name is “Golden Falcon Acquisition Corp.” If the Business Combination Proposal is approved, Golden Falcon’s name will be changed to “MNG Havayolları ve Taşımacılık A.Ş.” The Golden Falcon Board believes the name of the post-Business Combination company should more closely align with the operating business of MNG. In addition, the Golden Falcon Board believes that using the “MNG Havayolları ve Taşımacılık A.Ş.” name will strengthen the company’s reputation, brand, and, as a result, stockholder value.

Eliminate certain provisions related to Golden Falcon’s status as a special purpose acquisition company

The Golden Falcon Board has determined that it is in the best interest of Golden Falcon to eliminate certain provisions of the Existing Charter that are related to Golden Falcon’s status as a special purpose acquisition company. Removal of these provisions is desirable because these provisions that relate to the operation of Golden Falcon as a special purpose acquisition company prior to the consummation of its initial business combination will not be applicable to MNG following the Closing, and many of these provisions cease to apply upon the consummation of Golden Falcon’s initial business combination. For example, these proposed amendments remove the obligation of Golden Falcon to dissolve and liquidate if a business combination is not consummated within a certain period of time.

Declassify the board of directors and cause all directors to be elected for three-year terms

The Existing Charter provides for a classified board of directors with three classes. The Proposed Charter provides for the declassification of the board of directors from three classes to one class, with each member of the board to be appointed for a maximum term of three (3) years. The Golden Falcon Board believes that declassifying the board of directors is appropriate because such changes (i) increase director accountability to Golden Falcon Stockholders, as Golden Falcon Stockholders will be able to review each director’s performance at each vote of the stockholders for such purpose and (ii) allow Golden Falcon Stockholders the ability to influence corporate governance policies and to hold the board of directors and management team accountable for implementing these policies. The Golden Falcon Board also believes that allowing the members of the Board of Directors to serve for three-year terms will ensure continuity of MNG’s governance, which the Golden Falcon Board believes is necessary to help advance MNG’s strategic plans, while also safeguarding against takeover attempts.

Remove the provision renouncing the corporate opportunity doctrine

The “corporate opportunity” doctrine provides that directors and officers of a corporation, as part of their duty of loyalty to the corporation and its stockholders, generally have a fiduciary duty to disclose opportunities to the corporation that are related to its business and are prohibited from pursuing those opportunities unless the corporation determines that it is not going to pursue them. Section 122(17) of the DGCL expressly permits Delaware corporations, such as Golden Falcon, to renounce any interest or expectancy of the corporation in certain business opportunities. Under the Existing Charter, the corporate opportunity doctrine does not apply with respect to Golden Falcon or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have. This provision renouncing the corporate opportunity doctrine is removed from the Proposed Charter. The Golden Falcon Board believes that the removal of the provision renouncing the corporate opportunity doctrine ensures that directors, officers and controlling shareholders may not take advantage of opportunities beneficial to MNG for themselves without first disclosing the opportunity to the MNG Board and giving the MNG Board the opportunity to pursue or decline the opportunity on behalf of MNG.

Eliminate the rights and privileges of Class B Common Stock and redesignate Class A Common Stock and Class B Common Stock as MNG Ordinary Shares.

Under the Existing Charter, all shares of Class B Common Stock automatically convert upon Closing on a one-for-one basis into shares of Class A Common Stock. The Proposed Charter eliminates the rights and privileges of the Class B Common Stock set forth in the Existing Charter and redesignates all shares of Class A Common Stock and Class B Common Stock as MNG Ordinary Shares. The Golden Falcon Board believes that the elimination of the rights and privileges of Class B Common Stock and the redesignation of Class A Common Stock and Class B Common Stock as MNG Ordinary Shares is desirable because the automatic conversion provisions of the Class B Common Stock set forth in the Existing Charter demonstrate an intention for the series of Class A Common Stock and series of Class B Common Stock to be a single class of securities concurrently or immediately following the consummation of the Closing.

Add a class of MNG Preferred Shares that will be entitled to board nomination rights

Pursuant to the terms of the Articles Amendment, the Proposed Charter will add a class of MNG Preferred Shares. The Articles Amendment will provide that holders of the majority of MNG Preferred Shares will be entitled to nominate five members to the Board of Directors at each general assembly in which directors are to be elected by MNG Shareholders. The only anticipated holder of an MNG Preferred Share will be Mapa.

Vote Required for Approval

Approval of each of the Governance Proposals, each of which is a non-binding advisory vote, requires the affirmative vote of a majority of the votes cast on such proposal by holders of outstanding shares of Golden Falcon Common Stock represented in person or by proxy and entitled to vote at the special meeting, voting together as a single class. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the Governance Proposals.

The Business Combination is not conditioned upon the approval of the Governance Proposals.

As discussed above, a vote to approve each of the Governance Proposals is an advisory vote, and therefore, is not binding on Golden Falcon, MNG or their respective Boards. Accordingly, regardless of the outcome of the non-binding advisory votes on the Governance Proposals, Golden Falcon and MNG intend that the Proposed Charter, in the form attached to this proxy statement/prospectus as Exhibit A to Annex A-1 and containing the provisions noted above, will take effect at the Closing, assuming approval of the Business Combination Proposal.

Recommendation of the Board

THE GOLDEN FALCON BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE GOVERNANCE PROPOSALS.

The existence of financial and personal interests of one or more of Golden Falcon’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Golden Falcon and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination — Interests of Golden Falcon’s Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 3—THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will request the chairman of the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal set forth in this proxy statement/prospectus or Public Stockholders have elected to redeem an amount of Public Shares such that the Available Cash condition to the obligation to Closing would not be satisfied. The Adjournment Proposal will only be presented to our stockholders in the event, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve one or more of the other proposals set forth in this proxy statement/prospectus or Public Stockholders have elected to redeem an amount of Public Shares such that the Available Cash condition to the obligation to the Closing would not be satisfied.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, the chairman of the Special Meeting may not be able to adjourn the Special Meeting to a later date in the event, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal set forth in this proxy statement/prospectus or Public Stockholders have elected to redeem an amount of Public Shares such that the Available Cash condition to the obligation to the Closing would not be satisfied.

Vote Required for Approval

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of Golden Falcon Common Stock represented in person or by proxy and entitled to vote at the Special Meeting, voting together as a single class. If a valid quorum is otherwise established, failure to vote in person or by proxy at the special meeting, an abstention or a Broker Non-Vote will have no effect on the vote.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of the Board

THE GOLDEN FALCON BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Golden Falcon’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Golden Falcon and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination — Interests of Golden Falcon’s Directors and Officers in the Business Combination” for a further discussion.

INFORMATION ABOUT MNG AIRLINES

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to the businesses of MNG Airlines, collectively, prior to the consummation of the Business Combination, or to the businesses of MNG Airlines, collectively, following the consummation of the Business Combination as applicable.

Overview

MNG is a leading independent logistics provider mainly in the EMEA region and a global e-commerce enabler. MNG began operations in 1997 as an air cargo service provider and has since expanded its service offerings to also include scheduled and block space, charter, ACMI, special cargo, warehouse, technical and ramp services. MNG’s diversified business model provides MNG with a competitive advantage in the air cargo market, as it gives MNG the opportunity to provide customized services to its customers in accordance with their needs and expectations. MNG aims to prioritize its customers’ needs and provide innovative solutions through its charter, ACMI and special cargo services and its extensive route network. MNG’s complementary warehouse, logistics, technical and ramp services enable MNG to provide a full-service solution to its customers.

For the nine months ended September 30, 2022 and 2021 MNG’s scheduled and block space services represented 38% and 47%, charter service represented 42% and 21%, ACMI service represented 10% and 20%, and warehouse service represented 9% and 13%, respectively, of its revenue. For the years ended December 31, 2021 and 2020 MNG’s scheduled and block space services represented 37% and 48%, charter service represented 44% and 16%, ACMI service represented 10% and 24%, and warehouse service represented 10% and 12%, respectively, of its revenue. MNG generates revenue in two primary currencies, U.S. Dollars and Euros, which collectively accounted for 71% and 20%, respectively, of revenue for the nine months ended September 30, 2022, as well as in Great British Pounds (1%), and Turkish Lira (8%).

MNG provides the majority of its scheduled and block space services and charter service to integrated operators such as DHL and UPS, freight forwarders such as DSV and Kuehne+Nagel, and airline companies such as Turkish Airlines, Emirates Airlines and Air France. MNG’s customs-bonded warehouses enable its customers to keep their products temporarily in MNG’s warehouses and ship them to requested countries following customs operations. In 2021, MNG’s warehouse customers included Apple, Samsung, Ford, HP, Mercedes-Benz, Toyota, Renault, Siemens, Medtronic and Bosch. MNG believes that its warehouse services provide MNG an opportunity to become a logistics solutions partner for these customers.

As of the date of this proxy statement/prospectus, MNG has more than 100 routes to 61 destinations across 41 countries globally, with 428 airport slots at some of the most desirable airports, and MNG carries approximately 180,000 tons of cargo annually. MNG’s main hub is strategically located at İstanbul Airport, which is rapidly becoming one of the most important air cargo and logistics centers for Europe, the Middle East and Asia. According to the International Air Transport Association (“IATA”) and World Bank data, İstanbul Airport, covering 1.4 million square meters, will have cargo handling capacity of 5.5 million tons upon completion. There, MNG benefits from state-of-the-art facilities, and, according to the Airports Council International, for the year ended December 31, 2021, İstanbul Airport had the highest airport traffic volume in Europe. The volume of cargo transported in 2021 exceeded 1.7 million tons, of which over 1.6 million tons was international traffic. This is due to İstanbul’s location at the center of many global commercial routes, which include the Asia Pacific region (“APAC”), North America, Europe, the Middle East, and Africa. According to the IATA Cargo Market Analysis published in January 2021, APAC represented 33%, North America represented 27%, Europe and Central Asia represented 23%, and the Middle East and North Africa represented 15% of the global cargo ton kilometers for the year ended December 31, 2021. For the nine months ended September 30, 2022, Europe represented 62%, Asia represented 26%, North America represented 4%, and others including Africa and the Middle East represented 8% of MNG’s cargo ton kilometers based on region of arrival. İstanbul Airport also offers key services for e-commerce customers, including, among others, parcel sorting and picking for dispatch, short-term storage and warehousing and significant connectivity with facilities located outside the airport. In addition, MNGs has an affiliate, Solinair, a Slovenian cargo company, which enables MNG, through its traffic rights within the EU, to organize flights directly from one EU country to another.

As of the date of this proxy statement/prospectus, MNG had nine aircraft in its fleet, including six Airbus A300-600F aircraft, one Airbus A330-200F aircraft and two Airbus A330-P2F300 aircraft. Furthermore, as of the date of this proxy statement/prospectus, MNG has in place a letter of intent for the potential operating lease of two A321 aircraft.

Historically, MNG’s revenue has increased from $148 million in 2019 to $290 million in 2021 due to global trade growth and the acceleration of e-commerce adoption, especially in Europe, Asia and North America, and a rise in demand for its air cargo services after the first quarter of 2020 due to COVID-19. Between the year ended December 31, 2020 and December 31, 2021, MNG’s revenue generated from services to Europe increased from $189 million to $217 million, whereas MNG’s revenue generated from services to Asia increased from $20 million to $71 million and MNG’s revenue generated from services to North America increased from $0.2 million to $1.4 million. Between the nine months ended September 30, 2021 and September 30, 2022, MNG’s revenue generated from services to Europe increased from $136 million to $160 million, whereas MNG’s revenue generated from services to Asia increased from $55 million to $88 million and MNG’s revenue generated from services to North America increased from $0.1 million to $5.1 million. Furthermore, MNG’s revenue generated from e-commerce operations grew to $51 million for the year ended December 31, 2021 and to $59 million for the nine months ended September 30, 2022, despite not accounting for any revenue in 2020.

History

MNG was founded in February 1996 by Mehmet Nazif Günal. MNG started its scheduled and charter air cargo operations in 1997, from İstanbul to Germany and the United Kingdom. MNG operated its first transatlantic services with a flight from Frankfurt to North America in 1998.

Leveraging the strength of the network MNG built over the previous years, in 2000, it started its warehouse services at İstanbul Atatürk Airport to complement its air cargo services and create a new revenue stream.

In 2007, MNG started its ACMI services. In 2008, MNG acquired 33.52% (with an effective beneficial ownership of 49.01% since Solinair holds 31.60% of its own shares) of the shares of Solinair, a Slovenian cargo company, which holds traffic rights within the EU. This was a strategic acquisition to widen MNG’s route network and brought MNG an important advantage through Solinair’s traffic rights within the EU, enabling it to organize flights directly from one EU country to another.

Throughout more than 25 years of operations, MNG has acquired important international certifications. In 2005, MNG acquired the International Logistics Certificate from the Ministry of Transport and Infrastructure of Türkiye in relation to trucking logistics. In 2006, MNG acquired the ISO 9001 Quality Management System Certification, which certifies that it implemented a quality management system that follows ISO’s best practices to meet the needs of its customers, staff and other key stakeholders. In 2010, MNG acquired the IATA IOSA Certification, which is an international certificate focusing on safety data. In 2014, MNG acquired the ACC3 Certification, which is an international certificate focusing on air cargo safety and security for its operations in Europe. MNG is one of the first companies in Türkiye to have acquired this certification. In 2015, MNG acquired the “TOBB UND Guarantee” certificate in relation to national transit insurance. In 2019, MNG acquired the Third-Party Cargo Handling License Certification, which focuses on the handling and palletization operations in its warehouses. MNG also acquired the “Good Distribution Practice” certificate, which is an international certificate focusing on product safety and quality, in 2021. In addition, MNG holds the ISO 27001 Information Security Management System certificate which certifies that MNG implemented an information security system that follows ISO’s best practices and ISO 14001 Environmental Management System certificate, which certifies that MNG implemented an environmental management system that follows ISO’s best practices.

In 2020, MNG relocated its main hub to İstanbul Airport, allowing MNG to better service trade routes from Asia to Europe, and onto North America, as well as the Middle East. In 2021, MNG began a weekly flight to John F. Kennedy International Airport in New York, and, in 2022, MNG began a weekly flight to Pearson International Airport in Toronto.

In 2008, MNG added a new A300-600 to its fleet and in 2012, 2013, 2014 and 2015 it added five more A300-600 aircraft to its fleet. As part of MNG’s fleet expansion plans, in 2012, MNG also added a new A330-200 to its fleet, which was the first long range aircraft included in its fleet. In 2021, MNG added two A330-P2F300 aircraft to its fleet and initiated their conversion from passenger aircraft to freighter aircraft. In November 2021, one of these A330- P2F300 aircraft started its operations. The other A330- P2F300 aircraft started its operations in June 2021 with limited capacity following the removal of the passenger seats in the aircraft, before its full conversion from passenger aircraft to freighter aircraft was completed. The conversion process of this aircraft was completed in September 2022 and it started operating with full capacity in September 2022. Today, MNG benefits from a fleet of nine Airbus aircraft providing long-haul capabilities and predictable capacity at a global scale.

Competitive Strengths

MNG believes it has a number of competitive strengths. MNG’s global air cargo network has over 60 destinations, and includes access to key hubs throughout Europe including Paris, London, Amsterdam, and Cologne via night flights that allow its end customers to provide next-day delivery as well as weekly flights to John F. Kennedy Airport in New York and Pearson International in Toronto. This enables MNG to serve as a leading independent logistics provider and a global e-commerce enabler.

MNG further benefits from secular tailwinds due to growth in global trade and a shift in consumer behavior that has driven e-commerce acceleration, combined with supply-side constraints in the logistics industry. Near-to-medium term dynamics benefitting MNG include the reduction in widebody passenger aircraft, as commercial airlines are increasingly shifting to more fuel-efficient narrowbody aircraft with less belly cargo space, an increased focus on securing critical supply chains through dedicated freighter capacity and increasing consumer adoption of online purchases.

Through more than 25 years of operations, MNG has built entrenched relationships with leading players in the logistics space, diversified across freight forwarders, integrated operators, airlines, and direct customers, several of whom it has worked alongside for more than 20 years. MNG started its services with DHL, which is one of the main integrated operators it works with, in 2007. Today, MNG services more than 15,000 corporate customers across 41 countries through over 3,500 flights per year.

MNG believes it is optimally located to serve many of the largest global commercial routes by virtue of its location in Türkiye, that has had air transport freight volume (measured in ton-kilometers) grow at nearly 10 times the global rate from 2009 to 2019, resulting in Türkiye’s share of the global air transport freight market increasing by more than six times from 2010 to 2020. İstanbul is strategically located at the center of many main global commercial routes, sitting at the heart of the modern Silk Road, and the shift of global air freight’s center of gravity towards the East has further accelerated in the last couple of years. According to the IATA and World Bank data, İstanbul Airport, covering 1.4 million square meters, will have cargo handling capacity of 5.5 million tons upon completion. The volume of cargo transported in 2021 exceeded 1.7 million tons, of which over 1.6 million tons was international traffic.

MNG believes it has a number of growth levers to drive continued strong performance. In 2021, MNG began a weekly flight to John F. Kennedy International Airport in New York, and, in 2022, MNG began a weekly flight to Pearson International Airport in Toronto. MNG sees important growth opportunities in North America, as the median of its revenue generated by clients headquartered in the U.S. between 2017 and 2021 was 14%. To further establish its footprint in this market, MNG is evaluating M&A targets with an Air Operator’s Certificate (“AOC”) in the U.S., as well as throughout Europe. In light of the warehousing business MNG has built in

Türkiye, and the enhanced value proposition it allows MNG to offer its customers in Türkiye, MNG is also evaluating a number of warehouse acquisition opportunities in the U.S. and throughout Europe, including in Germany, France, Belgium and the Netherlands to leverage local warehousing and third-party logistics’ offerings to strengthen its next day delivery capabilities and further increase air cargo volumes with its customers in these regions.

For the nine months ended September 30, 2022, MNG had 428 slots in total, and at some of the most desirable airports globally, including in the U.S., the U.K., Germany, France, the Netherlands, Spain, Türkiye and Israel. These slots serve as an additional barrier to entry, as many of these slots are at Level 3 airports with limited capacity and slot availability or are night slots, which are limited by regulators, but enhance MNG’s service offering to customers looking for a partner who is capable of providing next-day delivery.

MNG has a strong track record of operational excellence, as evidenced by its consistent market outperformance for dispatch reliability compared to the global Airbus A300-600 and A330s benchmark in every year since 2012, and its various accreditations with leading regulatory bodies. MNG is also an approved supplier to leading authorities such as the U.N., NATO, and U.S. military and non-military organizations.

MNG’s business is led by a highly experienced management team with more than 185 years of combined experience, including more than 70 years at MNG Airlines. MNG’s Chief Executive Officer, Ali Sedat Özkazanç, has served as Chief Executive Officer of MNG Airlines for more than 16 years and brings more than 35 years of industry expertise, having led us through a number of economic cycles and operating environments. MNG’s primary shareholder, Mapa, founded MNG Airlines and has been a supportive shareholder to MNG for more than 26 years.

Services

MNG has a diversified business model which includes scheduled and block space, charter, ACMI, special cargo, warehouse, technical and ramp services.

Scheduled and Block Space Services

MNG provides scheduled port-to-port air cargo services and logistics support principally to airline companies, such as Turkish Airlines and Air France, to integrated operators such as DHL and UPS, and to freight forwarders, such as DSV and Kuehne+Nagel, which arrange cargo services for individuals or corporations, such as e-commerce companies, logistic companies and textile companies. Scheduled and block space services are provided to the airline companies and freight forwarders through a consignment note, the format of which is designed by IATA, and MNG’s service fees are collected from the customers through the IATA Clearing House system, which provides fast, secure and cost-effective billing and settlement services in multiple currencies for the air transport industry.

Depending on our customers’ demand for the relevant scheduled flight, MNG either allocates a certain amount of pallet, volume or weight in the aircraft to a customer. In circumstances where MNG allocates a block space to a customer, MNG enters into a block space arrangement with such customer, which can either be a hard block space arrangement or a soft block pace arrangement. In the case of a hard block space arrangement, the customer is financially responsible for every allocated space whether utilized or not, whereas, in case of a soft block space arrangement, the customer is able to cancel without a financial penalty. Depending on the type of goods carried, MNG charges its customers per pallet, kilogram or volume.

MNG provides its scheduled and block space services in accordance with fixed schedules that are planned in semi-annual terms for the summer and winter seasons, which are fixed based on the authorizations to either take-off or land at a particular airport on a particular day during a specified time period, in accordance with IATA principles and relevant local regulations.

As MNG provides point-to-point cargo services to its customers, its scheduled and block space services sometimes include transportation of the transported goods from the relevant arrival airport to the relevant point of delivery with trucks, which MNG calls “land operations”. For the operation of these trucks, MNG obtains services from sub-contractors that are based in the relevant point of arrival.

For the nine months ended September 30, 2022, MNG provided its scheduled and block space services in 61 destinations across 41 countries, mainly in Europe, Asia, North America, the Middle East, and North Africa, see “Route Network.” MNG is able to provide its scheduled and block space services from its main hub, İstanbul Airport, or from other locations, depending on its customers’ needs and where its slots and permits allow MNG to operate.

For the nine months ended September 30, 2022 and 2021, MNG’s scheduled and block space services represented 38% and 47% of its revenue, respectively.

Charter Service

MNG’s charter service is comprised of air cargo services that are either scheduled or adhoc air cargo services where scheduling and location of the flights are flexible and tailored to its customers’ needs. MNG provides its charter service to airline companies, charter broker companies, and freight forwarders. It is most common for MNG’s manufacturing clients, such as Ford, Toyota, Bosch and Siemens, to utilize its charter services through freight forwarders. MNG provides its charter service through written contracts executed with customers. MNG charges its customers before the cargo operation starts in order to minimize the counterparty risk.

Depending on MNG’s customers’ demand, MNG may provide one-off charter services or continuous charter services at regular intervals or as the capacity of the flight fills. Unlike the scheduled and block space services, MNG usually allocates the whole aircraft only to a single customer, and therefore, MNG charges its customers per direction or flight. Accordingly, in the case of charter service, the customer bears the risk of not being able to fill the aircraft.

Although most of the time MNG delivers the cargo items to the airport that is the closest to the desired point of delivery, land operations might, from time to time, be included within the scope of its charter service (as a coupled service).

MNG’s charter service is available to customers in Europe, Asia, North America, the Middle East, and Africa, see “Route Network”. MNG’s charter services can depart from its main hub, İstanbul Airport, or other locations, depending on its customers’ needs and where its slots and permits allow MNG to operate.

For the nine months ended September 30, 2022 and 2021, MNG’s charter service represented 42% and 21% of its revenue, respectively.

ACMI Service

MNG provides dedicated aircraft to integrated operators and other airline companies, which provides these customers with a flexible solution for immediate and strategic capacity requirement issues. MNG’s ACMI service is provided through lease agreements, where it agrees to operate the flight with MNG’s own aircraft and crew, in return for payment on the number of block hours operated or per rotation. Under an ACMI lease agreement, the customer is responsible for variable flight costs such as fuel, navigation fees and landing fees, as well as for the flight schedules. In these arrangements, MNG is only responsible for the operations.

The route network for MNG’s ACMI service depends on its customers’ demand, as well as MNG’s or the customers’ traffic rights, as MNG either operates the aircraft under its own traffic rights or under its customers’ traffic rights.

For the nine months ended September 30, 2022 and 2021, MNG’s ACMI service represented 10% and 20% of its revenue, respectively.

Warehouse Services

MNG provides temporary warehouse services for its customers’ goods before they are shipped or after they have been received, until the relevant customs procedures are completed. As of the date of this registration statement/prospectus, MNG has the capacity to handle approximately 180,000 tons of cargo annually. MNG had 142 employees in total working in its warehouses, as of September 30, 2022, and all of these employees are directly employed by MNG. While MNG’s employees are responsible for organizing the warehouse operations, official customs personnel visit MNG’s warehouses to undertake the necessary customs transactions.

MNG’s warehouse customers are generally those who use its air cargo services. However, third parties who use another air cargo operator for the transportation of their goods may also choose to use MNG’s warehouse services. MNG’s warehouse custumers include, among others, Apple, Samsung, Ford, HP, Mercedes-Benz, Toyota, Renault, Siemens, Medtronic and Bosch. MNG provides its warehouse services through consignment notes and by charging its customers, depending on the type of goods being stored and the country of origin, based on volumetric weight, per day or per consignment.

As of the date of this proxy statement/prospectus, MNG has six warehouses in five different cities in Türkiye, including İstanbul, Ankara, İzmir, Antalya and Adana, with a total area of approximately 55,000 square meters. MNG’s main warehouse is located at İstanbul Airport, which has approximately 32,800 square meters of temporary storage space covering approximately 22,200 square meters of outdoor and approximately 10,600 square meters of indoor space. MNG also has another warehouse in İstanbul, located at İstanbul Atatürk Airport, which has approximately 6,000 square meters of imports storage space and approximately 8,600 square meters of temporary storage space. MNG’s warehouse in İzmir has approximately 900 square meters of imports and approximately 1,000 square meters of temporary storage space; MNG’s warehouse in Ankara has approximately 600 square meters of imports and approximately 1,300 of temporary storage space; MNG’s warehouse in Adana has approximately 2,600 square meters of temporary storage space covering approximately 2,000 square meters of outdoor and approximately 1000 square meters of indoor space; and MNG’s warehouse in Antalya has approximately 1,100 square meters of temporary storage space covering approximately 500 square meters of indoor and approximately 600 square meters of outdoor space.

The transported goods usually arrive at our main hub in İstanbul Airport and are transported as needed to our warehouses in Ankara, İzmir, Antalya and Adana through MNG’s land operations. In certain exceptional cases, where MNG provides charter services to a customer, MNG can transport the goods directly to the airport of these cities through its land operations at the customer’s request. As MNG only operates its own warehouses domestically, MNG obtains warehouse services from third parties in international destinations.

MNG is actively evaluating warehouse acquisition opportunities in the U.S. and throughout Europe, including in Germany, France, Belgium and the Netherlands to leverage local warehousing and third-party logistics offerings to strengthen its next-day delivery capabilities and further increase its air cargo volumes.

For the nine months ended September 30, 2022 and 2021, MNG’s warehouse services represented 9% and 13% of its revenue, respectively.

Special Cargo Service

MNG’s special cargo service is comprised of air cargo services provided for the transportation of certain goods, materials or items that require special care and treatment, such as live animals, dangerous goods, perishable goods, vulnerable goods, funeral transport, valuable goods and cold chain equipment.

Special cargo services require knowledge, expertise and infrastructure to ensure the maintanence and safety of the items being carried. For example, for transportation of dangerous goods, MNG maintains a special license for handling these goods, and it usually acquires special permits from the local authorities of the arrival airport.

MNG provides its special cargo service either through scheduled flights and charter flights. MNG provides its special cargo service through written contracts and consignment notes executed with the customers. MNG charges its customers before the cargo operation starts in order to minimize the counterparty risk.

Depending on MNG’s customers’ demand, it may provide one-off special cargo services or continuous special cargo services at regular intervals or as the capacity of the flight fills. Unlike the scheduled and block space services, MNG usually allocates the whole aircraft only to a single customer, and therefore, it charges its customers per direction or flight. Accordingly, in the case of special cargo services, the customer bears the risk of not being able to fulfil the full capacity of the aircraft.

Although most of the time MNG delivers the cargo items to the airport that is the closest to the desired point of delivery, land operations might, from time to time, be included within the scope of its special cargo service.

Technical Services

MNG has an in-house maintenance team dedicated to line maintenance of its aircraft, see “Maintenance, Repairs and Overhaul”. MNG’s in-house line maintenance team is authorized by the Turkish Directorate General of Civil Aviation (“Turkish DGCA”) for airworthiness management and line maintenance of Airbus A300-600 and Airbus A330-200F planes in its fleet. Depending on their availability and the demand from other airline companies, this team provides services to these companies within the scope of such authorization.

Furthermore, MNG’s affiliate Solinair has an in-house team that provides line maintenance and base maintenance services to MNG’s customers and third parties.

Ramp Services

Ramp handling activities cover the loading and unloading of air cargo and air-mail onto the aircraft and transportation between the aircraft and the air cargo terminal. In addition to this, ramp handling services include preparing delivery aircraft for bulk cargo, securing cargo, marshalling, anti and de-icing services, crew transport, load control and communication services and maintenance of ground service equipment.

Route Network

MNG has a diversified global route network across EMEA, Asia and North America. As of the date of this proxy statement/prospectus, MNG has more than 100 routes to 61 destinations across 41 countries.

MNG’s main hub is in İstanbul, Türkiye at İstanbul Airport. With its main hub located in İstanbul, MNG has the ability to provide air cargo services worldwide, with Europe, North America, Asia, the Middle East and North Africa serving as its core markets.

For the nine months ended September 30, 2022, flights to and from Europe represented 62%, Asia represented 26%, North America represented 4%, whereas others including Africa and the Middle East represented 8% of total cargo ton kilometers we had.

The table below shows cargo ton kilometers by each region and by departure and arrival, for the nine months ended September 30, 2022.

	Nine Months Ended September 30, 2022
Region	CTK[1] (million)
	Departure	Arrival
Europe	266.3	233.8
Asia	89.3	96.7
Middle East	7.5	18.4
Africa	0.9	11.8
North America	13.6	16.9

Total	377.7	377.7

[1]	Cargo ton kilometers calculated by multiplying the mass transported, expressed in tonnes, by the distance travelled, expressed in kilometres.

MNG maintains access to airports through the slots allocated to MNG by the relevant airports and relevant civil aviation authorities. IATA has developed principles for the scheduling process, detailed in the IATA worldwide slot guidelines. The system of allocating slots at coordinated airports is based on the principle of historic “grandfather” rights coupled with the so-called “80/20 rule”, which means that if an airline uses at least 80% of the time for which it is allocated during a six-month IATA traffic season, it is entitled to have those slots re-allocated to it for the next corresponding season. Historically, MNG has maintained its slots for the main airports where MNG operates, in accordance with this slot allocation system.

For the nine months ended September 30, 2022, MNG had 428 slots in total, at some of the most desirable airports globally. MNG also has slots at airports in Paris, London, Amsterdam and Cologne that enables MNG to operate during the nighttime via night flights allowing MNG to offer next day delivery to its customers. The availability of nighttime slots in these airports is limited and therefore, creates an important competitive advantage for MNG and enables MNG to capture the rapid growth in e-commerce demand.

The table below shows the most important slots that MNG benefited from for the nine months ended September 30, 2022:

	Nine Months Ended September 30, 2022
Location; Airport	Number of Slots
	Summer Season	Winter Season
Netherlands; Amsterdam Airport	4	4
Türkiye; İstanbul Airport/SAW	98	98
Germany; Cologne Bonn Airport, Leipzig/Halle Airport	50	50
Israel; Ben Gurion Airport	20	20
France; Paris Charles de Gaulle Airport	10	10
UK; London Luton	20	20
Spain; Adolfo Suárez Madrid–Barajas Airport, Zaragoza Airport	6	6
U.S.; John F. Kennedy International Airport	4	4
Croatia; Zagreb Airport	2	2

MNG began flying to John F. Kennedy International Airport in November 2021. MNG also partners with certain U.S. delivery networks to provide cargo, by way of air and land operations, to other major U.S. cities, including Chicago, Los Angeles, Houston, Atlanta, and Miami.

Furthermore, in October 2022 MNG started flying to Pearson International Airport in Toronto to service the Canadian market and strengthen its footprint in North America. MNG is actively evaluating M&A targets with an AOC in the U.S., as well as throughout Europe, including in Germany and the United Kingdom in order to further diversify its route network.

Customers

MNG categorizes its customers into four groups, namely, freight forwarders, integrated operators, airline companies and direct customers, which mainly includes its warehouse customers. For the nine months ended September 30, 2022, MNG had more than 15,000 customers within these four customer categories.

Integrated operators such as DHL, UPS and FedEx, usually purchase its scheduled and block space and ACMI services, and MNG usually works with these customers directly.

Freight forwarders, such as DSV, Geodis and Kuehne+Nagel, arrange cargo services for individuals or corporations and usually use its scheduled and block space and charter services. Customers MNG works with through MNG’s relationships with freight forwarders include e-commerce and logistics companies, as these companies often require faster, overnight, or next day deliveries, as well as textile companies. E-commerce companies MNG work with through freight forwarders include Amazon and Alibaba.

Airline companies usually use MNG’s scheduled and block space and ACMI services to extend their own capacities. Airline companies that MNG works with include passenger airlines that are selling belly cargo capacity and some other airline companies with dedicated freighters, including Turkish Airlines, Emirates and Air France. MNG usually works with these customers through freight forwarders.

MNG has a diversified direct customer base that uses its warehouse services, including Apple, Samsung, Ford, HP, Mercedes-Benz, Toyota, Renault, Siemens, Medtronic and Bosch. While MNG has a direct relationship with these customers, the shipper relationship is usually established through freight forwarders.

The chart below shows the percentage of revenue derived from MNG’s customers, for the nine months ended September 30, 2022:

Revenue by Customer

Among all of MNG’s customers, DHL is the customer that had the most significant share of MNG’s revenue for the nine months ended September 30, 2022 and for the years ended December 31, 2021 and 2020, with 19%, 22% and 23%, respectively. MNG generates revenue from four different groups within the broader DHL organization, each of whom has a separate relationship and business agreement with MNG. In addition, SMT Global Logistic Limited (“SMT”), which is a freight forwarder, is the customer that had the second most significant share of our revenue for the nine months ended September 30, 2022 and for the years ended December 31, 2021, with 20% and 11%, respectively.

Other than DHL and SMT, none of MNG’s customers represented more than 10% of our revenue for the nine months ended September 30, 2022 indicated.

Aircraft Fleet

Fleet Overview

MNG’s operating fleet comprises six Airbus A300-600F aircraft, one Airbus A330-200F aircraft and two Airbus A330-P2F300 aircraft.

Of the aircraft, five were financed under finance leases as of September 30, 2022, and four were owned by MNG. All of the financial lease agreements include a purchase option, according to which MNG has the right to purchase the aircraft at the end of the financial lease term for a de minimis incremental payment. MNG has a sublease agreement with Solinair, for two of MNG’s A300-600F aircraft, pursuant to which MNG subleases the aircraft to Solinair.

The following table shows the operational features of MNG’s fleet, as of the date of this proxy statement/prospectus:

Aircraft Model	Vintage	In Date[1]	End Date[2]	Range (km)	Payload (tons)
A300-600F	1995	2014	Owned*	4,800 km	47 tons
	1989	2015	Owned*
	1989	2013	Owned
	1999	2008	2024
	1994	2012	2024
	1994	2013	2024
A330-200F	2012	2012	Owned	6,000 km	68 tons
A330-P2F300	2007	2021	2027	6,780 km	61 tons
	2007	2021	2028

[1]	Refers to the date when the aircraft joined MNG’s fleet.
[2]	Refers to the date when the term of the financial lease will end.
*	This aircraft is leased to Solinair through a dry lease agreement, for operation of MNG’s air cargo services for the intra-Europe zone.

MNG is in the process of negotiating letters of intent for two A321 aircraft leases.

Operational Performance

MNG has a strong track record in dispatch reliability, which is key to all of MNG’s services. Between 2012 and 2021, the dispatch reliability of MNG’s Airbus A300-600F aircraft was 99.6% on average compared to the global average of 98.6%, based on the worldwide fleet data provided by SkyWise, which is an open data platform designed and developed by Airbus in partnership with Palantir for the aviation industry. The dispatch reliability of MNG’s Airbus A330 aircraft was 99.7% on average compared to the global average of 99.1%, based on the worldwide fleet data provided by SkyWise, for the same period. The operational excellence of MNG’s fleet has been certified by Airbus several times through operational excellence certifications, including for “Operational Excellence A300-600, Mixed Airbus Fleet 2018”, “Operational Excellence Worldwide A300-600, Fleet 2013-2014”, “Operational Excellence A300/A310, Family Award 2010-2011” and “Operational Excellence A300B2/B4 Fleet 2008-2009”.

Aircraft Fuel

Aircraft fuel is generally MNG’s largest expense, and represented approximately 38% and 23% of MNG’s total operating costs for the nine months ended September 30, 2022 and 2021, respectively. The price and availability of jet fuel can be impacted by global economic and geopolitical factors as well as domestic and local supply factors.

MNG’s aircraft fuel cost is comprised of two components, namely the fuel price and the differential. The fuel price is set by the refinery and reflects international price fluctuations for oil and the real/U.S. dollar exchange rate, which is directly reflected by the fuel supplier to MNG. The differential is set by the distributor and reflects the fee charged by the distributor in return for the supply of the fuel.

For MNG’s scheduled and block space services, MNG estimates the annual fuel requirement and MNG supplies the fuel from a number of local and international fuel distributors through a tender. During the tender process, MNG interacts with several fuel distributors and negotiate the differential that will be charged by the fuel distributor to MNG. Once the tender process is finalized, MNG executes the fuel purchase agreement for one year and the fuel distributor agrees to supply the agreed amount of fuel at the agreed location. For MNG’s scheduled services, MNG updates the fuel prices it charges to its customers every two weeks, while MNG pays for fuel on a monthly basis.

For MNG’s non-scheduled charter services and special cargo services, MNG purchases the fuel from a number of local and international fuel distributors depending on the demand of its customers, through a similar tender process. MNG has the contractual right on its charter services to pass fuel costs through to the end customer.

For ACMI flights, other than crew, maintenance and insurance, MNG’s customers bear all direct operating costs, including fuel expenses, associated with operating the aircraft. Although most of the time MNG works with fuel suppliers such as BP and Shell directly, MNG sometimes works with brokers and airport authorities, who directly supply fuel from fuel suppliers and distribute it to airline companies.

In order to ensure fuel efficiency, MNG conducts route optimization and fuel tankering analysis. In route optimization analysis, MNG analyzes the weather and traffic conditions to optimize its costs of flying to a certain destination. In fuel tankering analysis, MNG analyzes the cost of fuel in both the area of departure and the arrival destination and organize a fuel carrying procedure accordingly, with the aim of obtaining cost savings by optimizing the fuel capacity of the aircraft and purchasing greater amounts of fuel in the location with more affordable fuel prices.

Maintenance, Repairs and Overhaul

The maintenance performed on MNG’s aircraft can be divided into two general categories: line and base maintenance. Line maintenance consists of routine, scheduled maintenance checks on aircraft, including daily, weekly and general checks and any diagnostics and non-routine defect rectification. Base maintenance consists of more complex inspections, maintenance, major modifications and repairs of the aircraft that require maintenance hangar space. Line maintenance checks are performed by MNG’s own experienced technicians. MNG has line maintenance stations at its main hub, İstanbul Airport, and in Germany, Cologne Bonn Airport and Leipzig/Halle Airport. MNG usually has a technician on board who is capable of providing certain line maintenance to the aircraft at the arrival destinations other than Türkiye and Germany, with the flyaway kit available in the aircraft. In case the aircraft requires a detailed line maintenance at the destinations other than Türkiye and Germany, MNG obtains services from third parties at the airports to complete the line maintenance.

As of September 30, 2022 and 2021, MNG employed 109 and 105 technical professionals, including 17 and 16 graduate engineers, 53 and 50 licensed technicians, and 39 and 39 employees performing logistics services, respectively.

All maintenance checks (base and line) are scheduled in accordance with an Approved Maintenance Program which is derived from the aircraft manufacturer’s maintenance planning documents. Thresholds and repeat intervals of all maintenance tasks which compose the Approved Maintenance Program are determined by the number of flights and hours flown by the aircraft and/or calendar days. Approved Maintenance Programs are prepared for each aircraft type and approved by the Turkish DGCA.

MNG currently uses third-party maintenance repair overhaul (“MRO”) companies for heavy (base maintenance) checks and engine / APU repairs and overhauls. All MROs MNG works with are approved by the relevant aviation authorities for the work they perform and we make contracts with them in accordance with our approved procedure. All contracted MRO companies are listed by the continuing airworthiness management organization and this list is shared with the Turkish DGCA. During the last five years, the majority of MNG’s heavy checks and engine repair and overhauls were carried out primarily by Turkish Technic (Airframe), SR Technics (Engines), My Technic (Airframe & Engine), Joramco (Airframe), EFW (Airframe), Jordan Airmotive (Engines) and N3Engine Overhaul Services GmbH (Engines) under various agreements. Given that MNG’s Airbus A300-600F aircraft are relatively old aircraft, the base maintenance service and replacement parts providers for these aircraft are limited. MNG obtains base maintenance service for these types of aircraft for a fixed amount.

In addition to the existing airframe and engine maintenance agreements, MNG has Power By Hour (“PBH”) type agreements for component repair services, component pool access and exchange services and engine repair/overhaul services. MNG pays fixed rates per aircraft or engine flying hours for these services. The services MNG obtains under the PBH type agreements include the following type of services:

i.

Component maintenance repair management services are provided by Avtrade for our existing A300-600 component inventory. When a part or component is removed as unserviceable from any A300-600 aircraft, it is sent to Avtrade. Avtrade handles the repair works by using their extensive repair shops network and then sends the repaired part or component back to MNG.

ii.

Component pool access and exchange services are provided by Turkish Technic for MNG’s A330 fleet. MNG has access to Turkish Technic’s component pool and when required, MNG exchanges its unserviceable part/component with a serviceable one from this pool. Turkish Technic then repairs MNG’s unserviceable part and returns it back into their component pool.

iii.

Engine repair and overhaul services are provided by Rolls-Royce for Trent 700 engines which power MNG’s A330 fleet. When an engine becomes unserviceable and requires repair, RR takes care of it including but not limited to the determination of the repair shop (within RR MRO network), shipment of the unserviceable engine to the repair shop, preparation of workscope, performance of the repair and overhaul, and shipment of the repaired engine back to us.

Furthermore, landing gear repair and overhaul services are provided by the OEM (Safran) whereas wheel, tire and brake unit repair services are provided by Turkish Technic for all of MNG’s aircraft.

Sales and Distribution

MNG sells its scheduled and block space services through general sales agents (“GSA”), who act as sales representatives for air cargo companies. MNG prefers to partner with a single general sales agent for each region, and the majority of the contracts it executes with GSAs include an exclusivity provision, pursuant to which the GSA accepts and undertakes not to accept appointments from another air cargo company without our prior written consent. MNG pays a commission on the total cargo revenue that it records in the region that the relevant GSA provides service. MNG’s marketing and sales team is responsible for establishing relationships with these general sales agents.

MNG sells its charter services through an internal, dedicated sales team that is focused on long-term relationships with key customers, forwarders and organizations. MNG’s sales team focuses on its customers’ needs and provides innovative solutions by leveraging its extensive global route network, and diversified and flexible business model.

Cybersecurity

MNG’s information security department performs application security, cyber defense, security operations, data protection, network security, access security and governance risk compliance functions. MNG’s cybersecurity team uses various technical means and procedures to protect its technology systems from cyber threats, such as perimeter protection tools, perimeter scanning, user rights restrictions on workstations, antivirus protection, software update controls, code review and anomaly detections. MNG’s technology infrastructure is also protected from multilayered external denial-of-service attacks by malicious traffic filtering systems.

MNG’s data processing operations are in compliance with the Turkish data privacy laws and are regularly screened to avoid or detect data leakages. The changes in the applicable regulatory regimes are constantly monitored to keep MNG’s data processing policies and procedures up to date.

MNG has established processes and procedures regarding information security and hold the ISO 27001 Information Security Management System certificate, which certifies that MNG implemented an information security system that follows ISO’s best practices, since 2018. Furthermore, MNG’s compliance with the Circular on Information and Communication Security Measures published by the Digital Transformation Office of the Presidency of Türkiye, which is mandated to introduce security measures for critical infrastructure sectors like transportation, is also monitored by the relevant authority. As of the date of this proxy statement/prospectus, MNG has not experienced any material security incidents involving data held by MNG or its technology infrastructure.

Sustainability and Social Responsibility

MNG maintains a life-cycle approach to environmental processes and focus on minimizing pollution for the sustainable development and protection of the environment in which our activities take place. In August 2022, MNG obtained the ISO 14001 certificate, which certifies that MNG implemented an environmental management system that follows ISO’s best practices. MNG is focused on measuring the environmental impact created by its employees working in its headquarters, offices and other facilities. Following its evaluation, MNG started developing projects to decrease the carbon footprint of its employees, such as arranging transportation for its employees to decrease the number of employees individually driving to the workplace. MNG started measuring the energy consumption in our headquarters, offices and other facilities and aim to develop projects to decrease the energy consumption. MNG also started organizing online environmental impact trainings such as environmental awareness and zero waste training for its employees.

MNG also engaged in several social responsibility projects. For example, in 2021 MNG collected electronic waste from its employees, and donated these electronics to a charity. The use of the proceeds of the sale of MNG’s donation will support primary school education.

MNG has launched the “MNG GoGreen” initiative with a global consulting firm to assess its current maturity and to set goals going forward with a vision “to be one of the most eco-friendly players in the industry”.

MNG is also focused on improving womens’ role in the workplace and gender balance and equality. As of the date of this proxy statement/prospectus, the percentage of MNG’s female employees is approximately 12% with a target to increase it to 25% by 2025.

In 2021, MNG joined the United Nations Global Compact (“UNGC”), which is the world’s largest voluntary corporate sustainability initiative. In 2022, MNG submitted its first annual Communication on Progress (“COP”)

to the UNGC, communicating its efforts to support the Ten Principles of the UNGC in each of the four areas, including human rights, labour, environment and anti-corruption. MNG’s COP is publicly available on the UNGC website and includes the statement of its CEO expressing continued support for the UNGC and renewing its ongoing commitment to this initiative. As a participant to the UNGC, MNG intends to submit our COP to the UNGC annually and always ensure its compliance policies are in line with the Ten Principles of the UNGC.

Industry

Freight Transportation Industry

The freight transportation industry consists of three primary segments: air, road (or overland) and maritime. The amount of economic activity, both domestic and international, determines the demand for different modes of transportation, as goods are moved domestically and internationally. The ultimate destination, value of goods, time sensitivity and nature of the cargo all influence the selection of the appropriate mode of transportation.

In domestic and intra-regional markets, overland transport through trucks and/or rail typically dominates. Intercontinental freight transportation relies instead on a combination of maritime and/or air transportation beyond the first and last mile transportation. Containerised maritime transport offers the primary benefit of lower cost, whereas air transport offers the benefits of speed and reliability.

Air Cargo Segment

The air cargo segment can be divided into two main categories:

•	air cargo that is transported on dedicated cargo aircraft (freighters), and

•	air cargo that is transported in the cargo holds of passenger aircraft (passenger belly), primarily widebody aircraft.

All-cargo freighter aircraft are a key component of the customized scheduling and operations flexibility required by air cargo customers. Express integrators such as UPS, DHL or FedEx are amongst the largest operators of freighter aircraft fleets. According to Airbus, there were 2,030 freighters in service at the beginning of 2020, a figure it expects to increase to 3,070 aircraft by 2041. Considering that 630 of the current aircraft are expected to remain in service, Airbus expects demand for 2,440 new-build or converted freighters from 2022 to 2041, according to Airbus Global Market Forecast 2022-2041, July 2022. There are several key reasons for freighter preference in air cargo flows:

•	scheduled passenger flights with belly capacity may not serve key cargo trade routes;

•	twin-aisle passenger schedules may not meet shipper timing requirements;

•	freighters offer the possibility of palletized or containerised capacity, which is not available on single-aisle passenger aircraft;

•	passenger belly space may not be compatible with transportation of hazardous materials or project cargo, two important sources of international air cargo flows;

•	payload-range considerations on passenger airplanes may limit cargo carriage, increasing the risk that cargo will fail to arrive on time.

There are several types of operators providing air cargo services:

•

Air cargo specialists in “dry” or “wet” leasing and aviation services (e.g. Cargojet, Atlas Air, Air Transport Service Group, ASL Aviation Holdings, as well as MNG Airlines): Operate a fleet of owned or leased aircraft and provide dedicated freighter capabilities for general freight, charter operations, and specialized loading and carriage. A “wet” lease is also known as ACMI where aircraft, crew, maintenance and insurance are provided as a service, thus maintaining operational control of the flights. In a “dry” lease situation, the lessee provides its own crew and exercises operational control of the flights.

•	Global logistics integrators (e.g. DHL, FedEx, UPS): Own and operate their own fleets and also contract with air cargo specialists to complement their air freight capacity.

•

Global logistics and airfreight forwarders (e.g. DSV, Kuehne+Nagel, Expeditors, Maersk, CMA-CGM): Freight forwarders act as intermediaries in the shipping process, using multiple carriers and couriers to arrange the delivery of goods. Since the pandemic, a number of freight forwarders have contracted with air cargo specialists to control their own air freight capacity. Some of the largest container shipping groups have also entered into similar arrangements or procured their own freighter fleets.

•

Passenger airlines offering cargo services (e.g. Air France KLM, Lufthansa, IAG, United, Delta, American, Turkish Airlines): Provide air cargo capabilities within existing passenger networks and/or through dedicated freighters. Cargo-related sales represent only a minority of their revenues. In 2021, Air cargo contributed roughly a third of airline revenues in 2021 and 2020, an increase of 10% to 15% compared with pre-pandemic levels, according to IATA Annual Review 2022 and 2021.

•

E-retailers (e.g. Amazon, Alibaba, JD.com) – Global e-commerce players are developing their own capacity in-house and through partnerships with air cargo service providers for ACMI or dry leases as well as freight forwarders.

According to the IATA Industry Statistics dated June 2022, air cargo sales reached at $204.1 billion in 2021, a 42% increase compared to 2019, supported by the following factors:

•	Air cargo traffic volumes returning to pre-pandemic levels: Volumes grew at 3% compound annual growth rate (“CAGR”) in the period between 2019 and 2021, reaching 65.6 million freight tons, and

•

Elevated yields: Cargo yield represents the average fare paid by customers to transport one kilogram of freight. Demand for dedicated freighters and yields for operators increased substantially during the pandemic, as a result of widebody passenger belly capacity disruptions, strong demand and congested supply chains, and yields still remain at approximately double the pre-pandemic average. More specifically, according to Boeing World Air Cargo Forecast 2022-2041, dated November 2022, global yields stood at $1.84/kg pre-pandemic (average from March 2018 to February 2020), increasing to $3.29/kg from the pandemic (from March 2020 to February 2022) and reaching $3.82/kg post-pandemic (from March 2022 to November 2022).

In 2022, according to IATA, cargo sales are expected to be $191.0 billion on volumes of 68.4 million freight tons, driven by lower prices and yields as supply chains and long-haul passenger networks start recovering.

With regards to Türkiye, the country’s share of global air transport freight increased from 0.6% in 2010 to 3.8% in 2020, reflecting air transport freight growing in Türkiye at a CAGR of 23.1% (compared to CAGR of 2.4% worldwide) according to the World Bank.

Air Cargo Trends

Main trends that have an impact on the air cargo segment include the following:

•

Global economic growth: According to an S&P Global Intelligence report dated September 2022, over the next 20 years, global GDP is expected to grow 2.6% on average. Economic growth outlook coupled with trade and industrial production will be key drivers for air cargo growth. Trade is expected to outpace economic growth, increasing by 2.8% annually, whereas industrial production is expected to grow by 2.2% annually over the next two decades. According to the Boeing World Air Cargo Forecast

2022-2041, dated November 2022, these economic factors, as well as the regulatory and industry structure dynamics, support the forecast that air cargo traffic, measured in revenue tonne kilometres (RTKs), is expected to grow at an average of 4.1% annually from 2022 to 2041. Historically in recent decades, global air freight growth has outpaced global trade growth, which in turn has outpaced global GDP growth.

•

Volatility of airfreight yields: Airfreight yields are impacted by fuel prices as well as supply-demand balance. According to the Boeing World Air Cargo Forecast 2022-2041, dated November 2022, in the decade prior to COVID-19, air cargo yields averaged a 3% annual decline, driven by falling oil prices in 2014, declining fuel surcharges and general trade dynamics. Since March 2022, higher fuel prices have contributed to elevated yields, but the overall supply-demand balance continues to be a key factor in bringing additional capacity needs back into air cargo markets.

•

Passenger widebody capacity loss and replacement by freighters: According to the Boeing Commercial Market Outlook 2022-2041, dated July 2022, prior to the COVID-19, nearly half of the world’s air cargo travelled in the lower holds of widebody passenger aircraft. Lockdown measures and travelling restrictions caused aircraft fleets to be grounded in March 2020, considerably reducing widebody passenger services. Freighter operators responded to the disruption by operating above normal utilization levels, delaying freighter retirements, and bringing new and parked airplanes into the fleet to fill the lower-hold shortfall. Today, dedicated freighters still carry roughly two thirds of all air cargo.

•

Maritime shipping positioning and relative value vs air cargo: Maritime container ship reliability and dependability faced multiple challenges as a consequence of the pandemic, with operations impacted by high containership costs, harbour union strikes, labour shortages, and COVID-19 outages. The price differential between air cargo and container shipping on major trade lanes narrowed significantly, making the relative pricing of air cargo more attractive. According to the Boeing World Air Cargo Forecast 2022-2041, dated November 2022, air cargo has historically typically been 10 to 15 times more costly than containership transport, but this ratio has dropped by more than half since the pandemic’s onset, with mid-2022 air service rates only 4 to 8 times higher than maritime. Moreover, the greater reliability and speed of air versus container ship transport has made a modal shift more attractive to shippers eager to reduce delivery uncertainty.

•

E-commerce growth: According to the Boeing Commercial Market Outlook 2022-2041, dated July 2022, e-commerce has doubled its share of retail sales over the last five years. Adoption rates rose during the pandemic, with global e-commerce revenues reaching $5.2 trillion in 2021 up from $3.4 trillion in 2019, as consumers embraced online shopping, expectations of fast service climbed propelling the international express market’s growth above the overall air cargo market and consequently increasing its market share to 21% in 2021, up from 13% in 2008-2010 according to the Boeing World Air Cargo Forecast 2020-2039. In addition to accelerated growth, the global impact of the pandemic has boosted plans to develop express networks in emerging markets, particularly China, where the continuous increase in e-commerce sales has resulted in more than 105 billion parcels that need express shipping in 2021, increasing by 28.3% every year between 2016 and 2021, and thus a corresponding growth in the Chinese freighter fleet to service the continuous demand, and has raised expectations for the air cargo segment overall according to the Boeing World Air Cargo Forecast 2020-2039. E-commerce groups have become direct users of air cargo services through a range of contract arrangements with and investments in aviation groups. For example, according to FactSet as of January 3, 2022, Amazon owns a 19% stake in Air Transport Service Group and has developed a close chartering partnership with Cargojet for their Canadian operations according to the Cargojet press release on April 6th 2021. Similarly, logistics and freight forwarding groups are partnering with airlines to help them tap into this growth. Earlier this year, DHL added capacity to its global air cargo network by partnering with Cargojet through leasing and chartering agreements as well as an equity stake just below 10% according to Cargojet’s press release on March 29, 2022. Additionally, the shipping company, CMA CGM’s Air Cargo division and Air France-KLM have partnered to market a combined air cargo fleet that will be jointly operated to better serve both companies’ customers, and will include freighters as well as Air France’s belly space according to CMA CGM’s press release on May 18, 2022.

•

Evolving supply chain strategies: Several shippers and logistics firms are exploring diversified supply chains to mitigate future risk. The focus on efficiency and costs appears to be shifting to a more balanced approach between those drivers and the needs for diversification and reliability, making supply chain resilience a key performance indicator. This trend is expected to sustain air cargo demand in two ways: (i) supply chains with more nodes in the system can profit from the flexibility of air cargo and point-to-point service, (ii) air cargo guarantees higher speed and reliability compared to other means of transport.

Competition

The air cargo industry is highly competitive. The principal competitive factors in the air cargo industry are route network, flight schedules, aircraft type, customer service and reputation. MNG has different sets of competitors in its scheduled and block space, charter, ACMI, special cargo, warehouse, technical and ramp services.

While no single company offers the same combination of routes and services that MNG does, the company faces competition on certain routes from (i) air cargo operators, such as Turkish Airlines; (ii) global integrators, including FedEx, DHL and UPS; and (iii) global logistics and air freight forwarders, including DSV and Kuehne+Nagel.

MNG often has a complementary relationship with these three groups, and as a result, these companies are also MNG’s customers. This complementarity is primarily driven by the relative size of MNG’s fleet, as well as the fact MNG service both key commercial routes and less competitive routes that tend to be underserved by larger operators.

MNG’s principal competitive advantages are its diversified business model and revenue streams, which enable MNG to be an independent logistics provider in the EMEA region and a global e-commerce enabler, as well as its diversified routes across EMEA, Asia and the U.S.

Intellectual Property

MNG’s trademark, “MNG Airlines Cargo INC.” is registered in Türkiye, as well as in the U.K., EU and U.S. Additionally, MNG’s trademark “MNG Airlines” is registered in Türkiye.

MNG has also registered several domain names, including, among others “mngairlines.com”, “mngairlines.de”, “mnghavayollari.de”, “mngyerhizmetler.com” and “mng.aero”.

Information Technology

Information technology (“IT”) is an essential element of MNG’s business infrastructure and operations. Overall, MNG’s IT function covers commercial, operational and corporate portfolios that develop products and services. Project management, software development, business intelligence and reporting, security, infrastructure and operations are run in-house with EBISMO software, which was developed by MNG’s shareholder Mapa. MNG has obtained the right to utilize EBISMO in accordance with the agreements executed with Mapa, see “Certain MNG Relationships and Related Person Transactions.”

MNG operates its commercial and operation applications in its data center which is located in its headquarters.

MNG has not had any material IT outages during the past three years. Given the importance of its software and systems, MNG has established disaster recovery procedures. All of MNG’s critical systems are relayed on a real time basis to its data center over its wide area network to enable recovery in case of a disaster. See “Risk Factors— Risks Related to MNG Airlines— We depend significantly on automated systems and cyber security threats continue to increase in frequency and sophistication, and a successful cyber security attack could interrupt or disrupt our IT Systems, or those of our third-party service providers, which could, among other adverse effects, disrupt our business, force us to incur costs or cause reputational harm.”

Regulatory

MNG’s business is subject to extensive regulatory requirements, including rules and regulations relating to aviation, health and safety and environmental laws. The following is a summary of certain important international and Turkish laws and regulations relevant to MNG’s business and operations. This description is limited and is intended only to provide general information to prospective investors. It is not designed to be a substitute for professional legal advice and is qualified in its entirety by reference to the applicable Turkish laws and regulations.

Aviation Laws

Overview

The air transportation industry has historically been, and continues to be, subject to significant governmental regulation both internationally and domestically. MNG is an air cargo company licensed by the Republic of Türkiye. Therefore, the regulatory framework in Türkiye primarily along with international regulations to which Türkiye is a party, are relevant to MNG’s operations. EU regulations are also relevant to MNG’s operations to a certain extent, as MNG’s subidiary Solinair is licensed and operates within the EU and MNG Airlines operates through Soliniar’s traffic rights within the EU, to organize flights directly from one EU country to another.

The regulatory system for international air transport is based upon the general principle of each state having sovereignty over its air space and the right to control the operation of air services over its territory. As a consequence, international air transport rights are based primarily on traffic rights granted by individual states to other states in bilateral air traffic agreements. Some air traffic rights are granted in multilateral agreements.

Türkiye is a founding member of the International Civil Aviation Organization (“ICAO”), an agency of the United Nations, and a member of most of the other main international aviation organizations that are responsible for setting industry standards, including the European Civil Aviation Conference and its associated body the Joint Aviation Authorities Training Organization, and Eurocontrol, which is an autonomous European organization responsible for, among other things, the safety of air navigation and the collection of route charges for en route air navigation facilities and services throughout Europe. Türkiye is also one of European Aviation Safety Agency’s (“EASA“) Pan-European Partners. This is a community of non-EASA European countries with which EASA cooperates on the implementation of the EU aviation safety rules.As of the date of this proxy statement/prospectus, Türkiye had signed bilateral air traffic agreements with more than 170 countries.

National and International Aviation Regulations

The Turkish aviation sector is principally regulated by the Turkish DGCA, an independent administrative authority with its own budget operating under the supervision of the Ministry of Transportation and Infrastructure. The principal law regulating the Turkish aviation industry is the Turkish Civil Aviation Law (No. 2920) of 1983. The General Directorate of State Airports Authority (the “DHMI”), which was established as a commercial public enterprise under the auspices of the Ministry of Transportation and Infrastructure based on the provisions of the Decree Law on Public Commercial Entities (Decree Law No. 233), is the other main entity in Türkiye that is actively involved in the regulation of air traffic and several other aviation related services.

The main responsibility of the Turkish DGCA is to implement policies that are established by the Ministry of Transportation and Infrastructure and the standards that are set by the international aviation organizations by determining principles, rules and standards to regulate the operations of Turkish air carriers, especially on matters relating to air safety, aircraft certification, personnel licensing and training, maintenance, manufacture, repair, airworthiness, operation of aircraft and ground services. The Turkish DGCA also has a supervisory role over the operations of Turkish air carriers.As of the date of this proxy statement/prospectus, according to the Turkish DGCA’s website, a total of twelve air carriers are licensed by the Turkish DGCA to operate in Türkiye, eight of which are licensed for scheduled and unscheduled passenger and cargo flights, while four air carriers are licensed for scheduled and unscheduled cargo flights only. With the exception of Turkish Airlines and Pegasus Airlines, who are public companies with a certain amount of their shares being publicly traded on Borsa İstanbul, all air carrier entities in Türkiye are privately held.

Regulation of Turkish Air Carriers

To operate in Türkiye, that is, to undertake cargo flights, carriers are required to hold an air operator certificate attesting to their operational and technical competence to conduct airline services with specified types of aircraft. The duties of and the minimum compliance requirements applicable to Turkish air carriers, as well as the conditions for obtaining and maintaining the air operator certificate, are mainly regulated by the Civil Aviation Law and the Regulation on Commercial Air Carriers of the Turkish DGCA (“SHY-6A”). See “Risk Factors—Risks Related to MNG Airlines—We are subject to significant governmental regulation and changes to the civil aviation regulatory framework may adversely affect us, our business and results of operations, including our competitiveness and compliance costs.”

Turkish air carriers are subject to a number of organizational and operational requirements imposed by the SHY-6A. More than half of the capital of an air carrier entity must be owned by Turkish shareholders, while Turkish citizens must also make-up the majority of the members of the board of directors of such an entity. Turkish air carriers have to maintain a minimum number of aircraft registered with the Turkish aircraft registry in their fleet and also to comply with the minimum paid-in capital requirements stipulated by the SHY-6A. In this respect, an air carrier entity that will only carry freight with scheduled and non-scheduled flights must maintain at least two aircraft in its fleet, which must be allocated for air cargo business only (owned or leased).

The Turkish DGCA has been vested with a broad authority to amend, temporarily suspend or cancel an air operator certificate or to ground flight operations with respect to an air carrier entity in the event of violation of a number of obligations set forth in SHY-6A.

In addition, all of the air carriers with an air operator certificate must obtain a certificate of airworthiness management organization (“CAMO”), a document defining the organization to be established for the airworthiness of an aircraft. The ICAO describes continuing airworthiness as follows: “All of the processes ensuring that, at any time in its life, an aeroplane complies with the technical conditions fixed to the issue of the Certificate of Airworthiness and is in a condition for safe operation”

As of the date of this proxy statement/prospectus, MNG Airlines and Soliniar hold both an air operator certificate and CAMO Approval.

Traffic Rights

Domestic traffic rights are regulated by the Turkish DGCA in accordance with the Civil Aviation Law, while international traffic rights are regulated in compliance with the Chicago Convention in addition to the freedoms of the air recognized under multilateral and bilateral air traffic agreements between the countries.

MNG obtains traffic rights for its charter services in accordance with its customers’ demand, either for one or several flights. On the other hand, for its scheduled and block space services MNG obtains traffic rights from the Turkish DGCA as well as the relevant foreign authority, for each season, in other words, two times a year, whereas Solinair obtains traffic rights from Slovenia Civil Aviation Authority as well as the relevant foreign authority including the Turkish DGCA for its operations in Türkiye. As of the date of this proxy statement/prospectus, MNG has traffic rights in 61 destinations across 41 countries globally. MNG plans to increase the number of traffic rights to 43 countries with Vietnam and Macao in 2023.

In addition, the European Parliament and the Council tasked EASA to manage a single European system for vetting the safety performance of foreign air carriers. In doing so, EASA issues safety authorisations to foreign air carriers if satisfied that they comply with minimum international (ICAO) safety standards and applicable airspace user requirements in the EU airspace. Both MNG and Solinair acquired the EASA TCO Authorisation in order to provide services to and within the EU airspace. As a result of the UK’s withdrawal from the EU, foreign air operators are required to hold a separate Foreign Carrier Permit in order to provide services to the UK. MNG has been granted such approval on December 10, 2022 and Solinair has been granted such approval on December 10, 2022. Also each of MNG and Solinair has authorisation as an Air Cargo/Mail Carrier providing services to the EU from several third country airports (“ACC3”). For its operations in the United States, MNG acquired the necessary approvals and registered as an approved airline under the Transportation Security Administration, an agency of the United States Department of Homeland Security that has authority over the security of transportation systems within, and connecting to the United States.

Slot Allocation

In Türkiye, domestic aircraft slot allocation policies are regulated by the Civil Aviation Law and the DHMI Slot Instruction (“Slot Instruction”). The Slot Instruction takes the EU Slot Regulation 95/93 and the IATA rules and standards as reference and authorizes DHMI as the slot coordinator with respect to Level 3 (fully coordinated) airports. Principles set out by IATA, ICAO and EU regulations govern international and EU slot allocation.

IATA classifies airports into the following three categories:

•	Level 1 includes those airports whose capacities are generally adequate to meet the demands of users. IATA refers to these airports as “non-coordinated”;

•

Level 2 includes airports where, due to demand, a more formal level of co-operation and facilitation is required to avoid exceeding scheduling parameters. Level 2 airports have slot controls in place only at peak times. IATA refers to these airports as “schedules facilitated”; and

•

Level 3 includes those airports where demand exceeds coordination parameters and voluntary cooperation to resolve the problems is no longer appropriate. On this level, formal procedures have been implemented at the airport to allocate capacity and coordinate schedules. Airports with such high levels of congestion are referred to by IATA as “fully coordinated”.

Fully coordinated (Level 3) airports allocate slots to airlines through special slot coordinators and airlines must have been allocated slots before they can operate at that airport. Both İstanbul and Sabiha Gökçen Airports in İstanbul are fully coordinated (Level 3) airports in Türkiye.

IATA has developed principles for the scheduling process, detailed in the IATA worldwide slot guidelines. The system of allocating slots at coordinated airports is based on the principle of historic “grandfather” rights coupled with the so-called “80/20 rule”, which means that if an airline uses at least 80% of the time for which it is allocated during a six-month IATA traffic season, it is entitled to have those slots re-allocated to it for the next corresponding season. As a result of the “grandfather” rights, airlines can exchange, buy and sell slots between themselves, provided certain formalities are satisfied. See also “Route Network.”

If any new slots become available at fully coordinated airports, they go into a slot pool, half of which must be made available to new entrant carriers. Schedules are planned in semi-annual terms, that is, for the summer and winter seasons. Schedules for the following season are fixed at the biannual IATA scheduling conferences.

Regulation of Warehouse, Handling and Maintenance Operations

In Türkiye, short-term storage and warehousing and related cargo handling services are also regulated by the Turkish DGCA in accordance with the National Civil Aviation Program and within the scope of flight safety and the security screenings of export shipments.

Ground service organizations must be authorized and licensed by Turkish DGCA to provide ground handling services at airports. As per this regulation, we hold the necessary license to serve both MNG’s customers as part of our ACMI services and ourselves.

In 2019, MNG acquired the Third-Party Cargo Handling License Certification, which focuses on handling and palletization operations in its warehouses. In addition, for transportation of dangerous goods, MNG maintains a special license for handling these goods, and MNG usually acquires special permits from the local authorities of the arrival airport.

MNG’s in-house technical directorate team is authorized by Turkish DGCA for the continued airworthiness management and line maintenance of Airbus A300-600 and Airbus A330-200F aircraft. Depending on their availability and the demand from other airline companies, this team provides services to third parties within the scope of such authorization.

Environmental Compliance

Air carriers are subject to various laws and regulations relating to the protection of the environment, including the disposal of materials and chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities, each of which may impose administrative sanctions in case of violation, in addition to any eventual criminal or civil liabilities.

The aviation sector was included in the EU Emission Trading System at the start of 2012. However, in November 2012, the European Commission submitted a proposal in 2012 that deferred application of the scheme to flights operated to and from countries outside the EU Emission Trading System until after the ICAO General Assembly in the fall of 2013 with the goal of allowing more time for a global agreement addressing aviation emissions to be reached. The scheme continues to apply to all flights within and between the 30 European countries where the EU Emission Trading System is currently being operated. The EU Emission Trading System, which had applied mainly to energy producers, is a cap-and-trade system for carbon monoxide emissions to encourage industries to improve their CO efficiency. Under the legislation, airlines are granted initial CO allowances based on historical “revenue ton kilometers” and a CO efficiency benchmark. Any shortage of allowances has to be purchased in the open market or at government auctions. The EU Emission Trading System was not operated in Türkiye or for Turkish carriers.

In 2016, the ICAO adopted the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”) to address carbon dioxide emissions from international aviation. This decision is the first time that a single industry sector has agreed to a global market-based measure in the climate change field. The international standards for the implementation of CORSIA have in the meantime been adopted as an Annex to the Chicago Convention, which all of ICAO’s 192 member states must comply with from January 1, 2019. All operators with annual emissions greater than 10,000 tonnes of CO2 are required to report their emissions on an annual basis, with monitoring starting from January 1, 2019 (international flights only). Aggregated emissions are communicated by states to ICAO, which publishes the total emissions from individual operators, and total emissions by all operators aggregated on each state-pair. Offsetting requirements have been applied since 2021. At the end of each 3-year compliance period, operators have to demonstrate that they have met their offsetting requirements by cancelling the appropriate number of emissions units. From 2021 until 2026, only flights between states that volunteer to participate in the pilot and/or the first phase will be subject to offsetting requirements, and Türkiye is one of the states that volunteered to participate. From 2027, all international flights will be subject to offsetting requirements. However, flights to and from Least Developed Countries (LDCs), Small Island Developing States (SIDS), Landlocked Developing Countries (LLDCs) and states which represent less than 0.5% of international “revenue ton kilometers” will be exempt from offsetting requirements, unless these States participate on a voluntary basis. Türkiye is among the volunteering states. Furthermore, on January 1, 2021, UK Emissions Trading Scheme replaced the UK’s participation in the EU Emission Trading System.

As of the date of this registration statement/prospecuts, MNG complies with the necessary reporting and offset requirements under the EU Emissions Trading System, ICAO, CORSIA and UK Emissions Trading Scheme.

Safety and Security

Safety and security issues such as licensing, approved maintenance training and reporting are regulated under the Civil Aviation Law and through a number of regulations such as the SHY-6A and the Regulation on Reporting and Assessment of Air Traffic Management Related Safety Occurrence. On the international and EU level, principles set out in ICAO and EASA regulations govern safety matters in addition to IATA Operational Safety Unit (IOSA), which provides an internationally recognized and accepted evaluation system designed to assess the operational management and control systems of an airline. MNG first acquired the complementing license in 2020, which needs to be renewed every two years.

Safety is our highest priority. MNG has implemented and continue to implement a comprehensive safety management system in accordance with ICAO, IOSA, Turkish DGCA and EASA regulations in addition to the Occupational Health and Safety Law that sets out the general framework regarding the health and safety requirements for employers and the consequences of non-compliance with these requirements (“Occupational Health and Safety Law”). Under the Occupational Health and Safety Law and other applicable regulations, relevant authorities may conduct audits and impose fines for any violation. Pursuant to the Occupational Health and Safety Law, employers are obliged to have (or appoint, if election is not possible) one or more “employee representative(s)” elected from its employees and to appoint occupational safety expert(s), workplace doctor(s) and other health personnel from among their employees. In order to monitor the health and safety implementations, the Group has health and safety systems. Also, to create an occupational health and safety culture, the Group hires health and safety personnel and conducts occupational health and safety meetings with that personnel. Pursuant to the Communiqué on the Workplace Hazard Groups related to the Occupational Health and Safety, there are three types of hazardous classes: (i) very hazardous, (ii) hazardous and (iii) less hazardous, and our facility falls into hazardous class, whereas our main office falls into less hazardous class.

Liability of Airlines

Pursuant to the Civil Aviation Law, an air carrier is responsible for any loss of or damage to any registered cargo during the flight, at an airport, or for a period that the carrier is responsible for that cargo. The Civil Aviation Law refers to the Warsaw Convention of 1929 (including its additional protocols) with respect to the limitation of an air carrier’s liability. However, the Warsaw Convention of 1929, which governed air carrier’s liability for death and injury, was superseded by the Montreal Convention of 1999. The Montreal Convention of 1999 introduced a new legal framework to govern air carrier liability in the event of damage caused to passengers, baggage or goods during international journeys.

Pursuant to the Civil Aviation Law, air carriers must procure and maintain legal liability insurance to cover risks associated with domestic and international passenger and cargo carriage, and third-party liability insurance to cover risks associated with damages which may be incurred by third parties due to the operations of the air carrier. The minimum risk coverage and applicable limits are set forth in detail under the relevant regulations.

Insurance

The insurance policies regarding aviation are unique in nature due to the large values and limits of liability required. The minimum level of insurance limits depends on the maximum take-off mass of the aircraft and on the number of passengers carried. The applicable laws also specify the minimum levels of insurance required by aircraft operators and air carriers in respect of third-party liability, passenger liability and liability for risks of war and terrorism.

MNG maintains insurance policies as required by law and the terms of our aircraft leasing agreements. MNG’s insurance coverage for third party liability is consistent with general airline industry standards in Türkiye and MNG insures its aircraft against physical loss and damage on an “all risks” basis. MNG maintains all mandatory insurance coverages for each of its aircraft and additional insurance coverages required by lessors, insurances covering liability for war and associated acts, including terrorism. No assurance can be given, however, MNG believes that the amount of insurance we carry would be sufficient to protect MNG from material loss.

The insurance policies MNG maintains include, among others, aviation hull, spares all risks insurance, liability insurance (baggage, cargo, mail and third-party legal liability), personal accident insurance, aircraft and spares and equipment insurance, spare engine deductible insurance and aircraft operators aviation war, hi-jacking and other perils excess liability insurance policies.

Employees

As of September 30, 2022 and 2021, MNG had a total of 880 and 846 employees, respectively, all of whom were full-time employees.

The following table sets forth a breakdown of MNG’s employees by category of activity as of the dates indicated.

	As of September 30,		As of December 31,
	2022	2021	2021	2020
Function
Crew	154	131	133	100
Planning, Dispatch and Flight	39	35	35	32
Technical Staff	110	104	105	98
Headquarter	133	118	116	112
Warehouse	142	151	150	147
Cargo Handling	167	176	173	168
Ramp	135	131	133	109

Total	880	846	845	766

The applicable regulations require pilots to have flight crew licenses with specific aircraft rating endorsement for the aircraft to be flown and to be medically certified as physically fit to fly. Turkish DGCA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors and flight dispatchers must be certificated and qualified for specific aircraft. We have an Approved Training Organization (“ATO”), which is an authorised training center that holds the necessary license issued by Turkish DGCA and is authorized to give mandatory trainings to our pilots that they are required to take in accordance with the applicable regulations.

MNG also provides trainings targeting the personal, managerial and professional development of its employees under the human resources structure. In 2021, MNG provided over 47 trainings to its employees through online and class training programs, on topics including flight safety, environment, information security, ethics compliance and COVID-19 measures.

MNG’s employees are not unionized and, MNG has not experienced any labour strikes or material work stoppages in the past.

Legal Proceedings

MNG is, from time to time, subject to commercial and employment litigation claims in the ordinary course of our business. MNG is currently not involved in any litigation, arbitration or other administrative proceedings which, if decided against it, would individually or in the aggregate have a material adverse effect on its business, results of operations or financial condition.

Facilities and Properties

MNG’s headquarters are located in İstanbul, where MNG uses a 3,525 square meter area. MNG used to lease such premises under a lease agreement with Mapa, which had a right of superficies on the premises. Mapa obtained such right of superficies on the premises on May 01, 2005 for 30 years and MNG executed the lease agreement with Mapa on March 12, 2012. According to the agreement MNG executed with Mapa on November 30, 2022, Mapa transferred its right of superficies on this property to MNG, which gives MNG the right to continue to use the premises until such right expires on April 30, 2035, and MNG terminated the lease agreement by signing this agreement on the same date.

In addition to its headquarters, MNG has other offices, maintenance and warehouse facilities to support its operations. Each of MNG’s facilities is summarized in the following table:

Type	Location	Expiry Date	Ownership	Approximate Square Meters
İstanbul Office and Corporate Headquarters	İstanbul	30 April 2035	Right of superficies	3,525
Ankara Office	Ankara	n/a1	Leased	80
Warehouse – Import / export	İstanbul - Grand Airport	n/a2	Leased	32,800
Warehouse – Import / export	İstanbul - Atatürk Airport	December 2023	Leased	14,600
Warehouse – Import / export	Ankara	December 2023	Leased	1,900
Warehouse – Import / export	İzmir	December 2023	Leased	2,000
Warehouse – Import / export	Antalya	December 2023	Leased	1,100
Warehouse – Import / export	Adana	June 2026	Leased	2,600

[1]	Term of the lease automatically extends until the lease agreement is terminated by the parties.
[2]	Lease agreement is in force for an indefinite term.

MNG DIRECTOR AND EXECUTIVE COMPENSATION

MNG’s Compensation of Officers and Directors

The aggregate compensation paid and other payments expensed by MNG and its subsidiaries to its directors and executive officers with respect to the year ended December 31, 2022 was $1.4 million.

For so long as MNG qualifies as a foreign private issuer, it is not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

Following the Business Combination

As noted below, upon consummation of the Business Combination, the post-Closing MNG will be responsible for making all determinations with respect to its executive compensation programs and the compensation of its executive officers. MNG will have the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and MNG will work with such advisors to evaluate the compensation of post-Closing MNG’s Chief Executive Officer, other executive officers and non-management directors, as well as to develop and implement post-Closing MNG’s compensation philosophy and programs as a public company.

MNG MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which MNG Airlines’ management believes is relevant to an assessment and understanding of MNG Airlines’ results of operations and financial condition. You should read the following discussion and analysis of MNG Airlines’ financial condition and results of operations together with MNG Airlines’ unaudited condensed financial statements as of and for the nine months ended September 30, 2022 and 2021 and the audited financial statements as of and for the years ended December 31, 2021 and 2020, together with the related notes thereto, included in this proxy statement/prospectus. This discussion and analysis should also be read together with the pro forma financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and a description of MNG Airlines’ business in the section entitled “Information about MNG Airlines.”

Certain of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to plans and strategy for MNG Airlines’ business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” MNG Airlines’ actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from MNG Airlines’ forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to the businesses of MNG Airlines, collectively, prior to the consummation of the Business Combination, or to the businesses of MNG Airlines, collectively, following the consummation of the Business Combination as applicable.

Overview

MNG is a leading independent logistics provider mainly in the EMEA region and a global e-commerce enabler. MNG began operations in 1997 as an air cargo service provider and has since expanded its service offerings to also include scheduled and block space, charter, ACMI, special cargo, warehouse, technical and ramp services. Its diversified business model provides it with a competitive advantage in the air cargo market, as it gives MNG the opportunity to provide customized services to its customers in accordance with their needs and expectations. MNG aims to prioritize its customers’ needs and provide innovative solutions through its charter, ACMI and special cargo services and its wide route network. Its complementary warehouse, logistics, technical and ramp services enable its ability to provide a full-service solution to its customers.

MNG provides the majority of its scheduled and block space services and charter service to integrated operators such as DHL and UPS, freight forwarders such as DSV and Kuehne+Nagel, and airline companies such as Turkish Airlines and Air France. Its customs-bonded warehouses enable its customers to keep their products temporarily in its warehouses and ship them to requested countries following customs operations. In 2021, its warehouse customers included Apple, Samsung, Ford, HP, Mercedes-Benz, Toyota, Renault, Siemens, Medtronic and Bosch. MNG believes that its warehouse services provides itself an opportunity to become a logistics solutions partner for these customers.

As of the date of this proxy statement/prospectus, MNG has more than 100 routes to 61 destinations across 41 countries globally, with 428 airport slots at some of the most desirable airports globally, and MNG carries approximately 180,000 tons of cargo annually. MNG’s main hub is strategically located at Istanbul Airport in Türkiye, which is rapidly becoming one of the most important air cargo and logistics centers for Europe, the Middle East and Asia. According to the International Air Transport Association (“IATA”) and World Bank data, Istanbul Airport, covering 1.4 million square meters, will have cargo handling capacity of 5.5 million tons upon completion. There, MNG benefits from state-of-the-art facilities, and, according to the Airports Council

International, for the year ended December 31, 2021, Istanbul Airport had the largest airport traffic volume in Europe. The volume of cargo transported in 2021 exceeded 1.7 million tons, of which over 1.6 million tons was international traffic. This is due to Istanbul’s location at the center of many global commercial routes, which include the Asia Pacific region (“APAC”), North America, Europe, the Middle East, and Africa. According to the IATA Cargo Market Analysis published in January 2021, APAC represented 33%, North America represented 27%, Europe and Central Asia represented 23%, and the Middle East and North Africa represented 15% of the global cargo ton kilometers for the year ended December 31, 2021. For the nine months ended September 30, 2022, Europe represented 62%, Asia represented 26%, North America represented 4%, and others including Africa and the Middle East represented 8% of our cargo ton kilometers based on region of arrival. Istanbul Airport also offers key services for e-commerce customers, including, among others, parcel sorting and picking for dispatch, short-term storage and warehousing and significant connectivity with facilities located outside the airport. Also, MNG has a subsidiary, Solinair, a Slovenian cargo company, which enables itself, through its traffic rights within the EU, to organize flights directly from one EU country to another.

As of the date of this proxy statement/prospectus, MNG had nine aircraft in its fleet, including six Airbus A300-600F aircraft, one Airbus A330-200F aircraft and two Airbus A330-P2F300 aircraft. Furthermore, as of the date of this proxy statement/prospectus, MNG has in place a letter of intent for the potential operating lease of two A321 aircraft.

Our Business Model

MNG generates its revenue from its scheduled and block space, charter, ACMI, special cargo, warehouse, technical and ramp services.

For the nine months ended September 30, 2022 and 2021 its scheduled and block space services represented 38% and 47%, charter service represented 42% and 21%, ACMI service represented 10% and 20%, and warehouse service represented 9% and 13%, respectively, of its revenue. For the years ended December 31, 2021 and 2020 its scheduled and block space services represented 37% and 48%, charter service represented 44% and 16%, ACMI service represented 10% and 24%, and warehouse service represented 10% and 12%, respectively, of our revenue.

Revenue from its services are itemized in its financial statements as follows:

(i)	“Cargo and postal income” is the income MNG generates from its scheduled and block space, charter, ACMI and special cargo services.

(ii)	“Warehousing income” is the income MNG generates from its warehouse services.

(iii)	“Domestic and foreign handling income” is the income MNG generates from its ramp services.

(iv)	“Domestic and foreign technical income” is the income MNG generates from its technical services.

For the year ended December 31, 2021, MNG recorded revenue of $290 million, profit for the year of $50 million and Adjusted EBITDA of $111 million, with profit margin of 17% and an Adjusted EBITDA Margin of 38%. Its revenue increased from $209 million in 2020 to $290 million in 2021, its profit for the year increased from $45 million in 2020 to $50 million in 2021 and its Adjusted EBITDA increased from $84 million in 2020 to $111 million in 2021. Its profit margin decreased from 21.7% in 2020 to 17.4% in 2021, and its Adjusted EBITDA margin decreased from 40% in 2020 to 38% in 2021.

MNG’s revenues from scheduled and block space, charter, ACMI and special cargo services are mainly driven by the total flight hours we record which, in turn, are driven by the availability of departure and arrival times and slots at the airports that it serves and the number of aircraft in our fleet. As of the date of this proxy statement/prospectus, MNG had 428 airport slots at some of the most desirable airports globally and nine aircraft in our fleet. For the nine months ended September 30, 2022, the average block hours flown was 16,377, which increased from 14,953 for the nine months ended September 30, 2021.

MNG’s revenue is also mainly impacted by global and local economic and geopolitical conditions that can affect the demand for its services. Historically, its revenue increased due to global trade growth, the acceleration of e-commerce adoption, especially in Europe, Asia and North America, and a rise in demand for its air cargo services after the first quarter of 2020 due to Covid-19. Between the year ended December 31, 2020 and December 31, 2021, its revenue generated from services to Europe increased from $189 million to $217 million, whereas its revenue generated from services to Asia increased from $20 million to $71 million and its revenue generated from services to North America increased from $0.2 million to $1.4 million. Between the nine months ended September 30, 2021 and September 30, 2022, MNG’s revenue generated from services to Europe increased from $136 million to $160 million, whereas its revenue generated from services to Asia increased from $55 million to $88 million and its revenue generated from services to North America increased from $0.1 million to $5.1 million. Furthermore, its revenue generated from e-commerce operations grew to $51 million for the year ended December 31, 2021 and to $59 million for the nine months ended September 30, 2022, despite not accounting for any revenue in 2020.

Competitive Strengths

We believe we have a number of competitive strengths. Our global air cargo network has over 60 destinations, and includes access to key hubs throughout Europe including Paris, London, Amsterdam, and Cologne via night flights that allow our end customers to provide next-day delivery as well as weekly flights to John F. Kennedy Airport in New York and Pearson International in Toronto. This enables us to serve as a leading independent logistics provider and a global e-commerce enabler.

We further benefit from secular tailwinds due to growth in global trade and a shift in consumer behavior that has driven e-commerce acceleration, combined with supply-side constraints in the logistics industry. Near-to-medium term dynamics benefitting us include the reduction in widebody passenger aircraft, as commercial airlines are increasingly shifting to more fuel-efficient narrowbody aircraft with less belly cargo space, an increased focus on securing critical supply chains through dedicated freighter capacity and increasing consumer adoption of online purchases.

Through more than 25 years of operations, we have built entrenched relationships with leading players in the logistics space, diversified across freight forwarders, integrated operators, airlines, and direct customers, several of whom we have worked alongside for more than 20 years. We started our services with DHL, which is one of the main integrated operators we work with, in 2007. Today, we service more than 15,000 corporate customers across 41 countries through over 3,500 flights per year.

We believe we are optimally located to serve many of the largest global commercial routes by virtue of our location in Türkiye, that has had air transport freight volume (measured in ton-kilometers) grow at nearly 10 times the global rate from 2009 to 2019, resulting in Türkiye’s share of the global air transport freight market increasing by more than six times from 2010 to 2020. İstanbul is strategically located at the center of many main global commercial routes, sitting at the heart of the modern Silk Road, and the shift of global air freight’s center of gravity towards the East has further accelerated in the last couple of years. According to the IATA and World Bank data, İstanbul Airport, covering 1.4 million square meters, will have cargo handling capacity of 5.5 million tons upon completion. The volume of cargo transported in 2021 exceeded 1.7 million tons, of which over 1.6 million tons was international traffic.

We believe we have a number of growth levers to drive continued strong performance. In 2021, we began a weekly flight to John F. Kennedy International Airport in New York, and, in 2022, we began a weekly flight to Pearson International Airport in Toronto. We see important growth opportunities in North America, as 14% of our revenue on average was generated by clients headquartered in the U.S. between 2017 and 2021. To further establish our footprint in this market, we are evaluating M&A targets with an Air Operator’s Certificate (“AOC”) in the U.S., as well as throughout Europe. In light of the warehousing business we have built in Türkiye, and the enhanced value proposition it allows us to offer our customers in Türkiye, we are also evaluating a number of warehouse acquisition opportunities in the U.S. and throughout Europe, including in Germany, France, Belgium and the Netherlands to leverage local warehousing and third-party logistics’ offerings to strengthen our next day delivery capabilities and further increase air cargo volumes with our customers in these regions.

For the nine months ended September 30, 2022, we had 428 slots in total, and at some of the most desirable airports globally, including in the U.S., the U.K., Germany, France, the Netherlands, Spain, Türkiye and Israel. These slots serve as an additional barrier to entry, as many of these slots are at Level 3 airports with limited capacity and slot availability or are night slots, which are limited by regulators, but enhance our service offering to customers looking for a partner who is capable of providing next-day delivery.

Key Factors Affecting Performance

MNG’s growth and success have been, and will continue to be, affected by numerous factors and trends, which it believes include those discussed below and in the section titled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

These factors and trends include:

•	route expansion

•	fleet expansion

•	changes in fuel prices

•	high level of fixed costs

•	foreign currency fluctuation

•	global and local economic conditions

•	COVID-19

•	seasonal fluctuations

See “Factors Affecting Revenue”, “Factors Affecting Costs” and “Other Factors Affecting Our Results of Operations.”

Factors Affecting Revenue

Route expansion

MNG’s revenues from air cargo services are driven by the total flight hours it records. The total flight hours, in turn, are driven by the availability of departure and arrival times and slots at the airports that it serves. For the nine months ended September 30, 2022, MNG had more than 100 routes to 61 destinations across 41 countries, and it had 428 slots at some of the most desirable airports globally. The availability of new suitable time slots at the airports MNG operates is limited. Therefore, MNG continues to monitor and seize growth opportunities at airport hubs to capture port-to-port air cargo demand and improve utilization of its aircraft fleet. However, its ability to acquire such slots is dependent on obtaining approvals for operating new routes from local regulators and obtaining adequate access to the airports. Certain airports that MNG serves, or that it may want to serve in the future, are subject to capacity constraints and impose landing rights and slot restrictions during certain periods of the day. In addition, an air cargo company must use its slots on a regular and timely basis or risk having those slots reallocated to other air cargo companies.

Fleet expansion

MNG’s revenues are driven by the number of aircraft in its fleet. As of September 30, 2022, MNG had nine aircraft in its fleet. In 2021, MNG added two A330-P2F300 aircraft to its fleet which needed to be converted from passenger aircraft to freighter aircraft. In November 2021, one of these aircraft started its operations with full capacity following its conversion. The other aircraft started its operations in June 2021 with limited capacity following the removal of the passenger seats in the aircraft, before its full conversion from passenger aircraft to freighter aircraft was completed. The conversion process of this aircraft was completed in September 2022 and it started operating with full capacity in September 2022. The addition of these two aircrafts to MNG’s fleet resulted in an increase in its capacity and total flight hours, which increases its scheduled and block space service and charter service offerings, and thus, its cargo and postal income, see “Comparison of the nine months ended September 30, 2022 and 2021—Revenue” and “Comparison of the years ended December 31, 2021 and 2020—Revenue.” The average flight hours flown increased from 14,953 for the nine months ended September 30, 2021 to 16,377 for the nine months ended September 30, 2022. The average block hours flown increased from 16,704 for the year ended December 31, 2020 to 21,796 for the year ended December 31, 2021.

As of the date of this proxy statement/prospectus, MNG is in the process of negotiating letters of intent for two A321 aircraft leases.

Factors Affecting Costs

Changes in fuel prices

Fuel is one of MNG’s largest operating expenses and accounted for $76,120,203 (38.7%) and $31,675,627 (23.1%) of its cost of sales for the nine months ended September 30, 2022 and 2021, respectively, and $52,982,008 (26.3%) and $21,606,621 (16.4%) of its cost of sales for the years ended December 31, 2021 and 2020, respectively.

MNG’s aircraft fuel cost is comprised of two components, fuel price and the differential. The fuel price is set by the refinery and reflects international price fluctuations for oil and the real/U.S. dollar exchange rate, which is directly reflected by the fuel supplier to MNG. The differential is set by the distributor and reflects the fee charged by the distributor in return for the supply of the fuel. MNG is not engaged in any hedging activities against its exposure to increasing fuel prices.

Fuel costs are subject to wide fluctuations and influenced by the global economic and political environment, including events that MNG can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other global supply concerns, for example those caused by the COVID-19 pandemic and the Russian invasion of Ukraine, as well as market speculation.

Although MNG is able to pass on fuel price increases to its customers to a certain extent in its scheduled and block space services, charter services and special cargo services, and fuel costs are completely borne by its customers in its ACMI services, changes in fuel prices have had, and are expected to continue to have, a significant impact on our costs and, in turn, on the results of its operations, see “Comparison of the nine months ended September 30, 2022 and 2021—Cost of Sales” and “Comparison of the years ended December 31, 2021 and 2020—Cost of Sales.”

High level of fixed costs

The nature of the air cargo business is such that a high proportion of a carrier’s operating expenses, such as aircraft ownership (including depreciation and maintenance) and leasing, a significant portion of personnel expenses, insurance expenses and IT system license costs are fixed and do not vary proportionally based on cargo ton kilometers, number of flights flown or aircraft utilization. The high level of fixed costs may have a negative effect on MNG’s financial condition and results of operations. See “Risk Factors—Risks Related to MNG Airlines—Business and Business Development Risks—Because the air cargo industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue and this may harm our ability to attain our strategic goals.”

Foreign currency fluctuation

Our functional currency is U.S. dollars, and we incur a significant part of MNG’s revenue, cost of sales and expenses in U.S. dollars. For the nine months ended September 30, 2022, 71% of MNG’s revenue was denominated in U.S. dollars, whereas 20% of its revenue was denominated in euro, 8% was denominated in TRY and 1% was denominated in GBP.

Although MNG’s exposure to foreign currency fluctuations is limited due to the fact that there are no mismatches between the currencies in which cost of sales are incurred and those in which revenues are received, MNG is subject to foreign currency fluctuations due to our foreign exchange rate denominated personnel costs and borrowings, which have had an effect on its results of operations. For the nine months ended September 30, 2022, 45% and 40% of MNG’s personnel costs were denominated in the U.S. dollar and euro, respectively. For the nine months ended September 30, 2022, 28% and 72% of its financial debt were denominated in the U.S. dollar and euro, respectively. Because MNG’s functional currency is U.S. dollars, depreciation of the euro against the U.S. dollar in 2021 and 2022, caused MNG to generate foreign exchange gain recorded under finance income for the nine months ended September 30, 2022, see “Comparison of the nine months ended September 30, 2022 and 2021—Finance income (expense), net”. Any appreciation of euro against U.S. dollar in future may result in a decrease in MNG’s foreign exchange gain and may cause MNG to record foreign exchange loss.

Furthermore, MNG is subject to foreign currency fluctuations due to its non-trading receivable from Mapa. For the nine months ended September 30, 2022, MNG had non-trading receivables from Mapa, in the amount of $59,571,205 and for the years ended December 31, 2021 and 2020, MNG had non-trading receivables from Mapa in the amount of $33,895,198 and $17,375,279, respectively, consisting of the funds extended for financing purposes (“Intercompany Loan”), see “Intercompany Loan.” Since our Intercompany Loan receivable from Mapa is denominated in Turkish Lira, and Turkish Lira depreciated against U.S. dollar in 2021 and 2022, we recorded foreign exchange loss for years ended December 31, 2020 and 2021 and for the nine months ended September 30, 2022 and 2021. see “Comparison of the nine months ended September 30, 2022 and 2021—Finance income (expense), net” and “Comparison of the years ended December 31, 2021 and 2020—Finance income (expense), net.”

Other Factors Affecting MNG’s Results of Operations

Global and local economic conditions

MNG’s operations and the air cargo industry in general are sensitive to economic and geopolitical conditions that can have a significant impact on the demand for air cargo. Unfavourable economic conditions, such as increased level of inflation, interest rate increases, a constrained credit market, low or negative GDP growth and unfavourable exchange rates may reduce retail, e-commerce and thus air cargo demand.

Although we provide the majority of our services outside of Türkiye, our main hub and the majority of MNG’s assets are located in Türkiye. As a result, MNG’s business and results of operations are primarily affected by economic conditions in Türkiye. Türkiye’s economic condition has weakened since the second half of 2018 due to a number of macroeconomic factors, including the depreciation of the Turkish Lira, higher interest rates, increasing political uncertainties and global developments, see “Risk Factors— Risks Related to Türkiye.” Any further economic downturn in Türkiye could affect the import and export levels in Türkiye, which would have an adverse effect on cargo demand, and thus on MNG’s results of operations.

Furthermore, due to these adverse economic and geopolitical conditions, MNG’s customers may seek to negotiate more aggressive pricing during periods of unfavourable economic conditions, which would have an adverse effect on of profitability. Any reduction in MNG’s cargo and postal income during such periods could also increase its unit costs and thus have a material adverse effect on its business, results of operations and financial condition. A reduction in the demand for air cargo services due to unfavourable economic conditions could also limit our ability to raise fares or fees for its services to counteract increased fuel, labour and other costs.

COVID-19

We experienced decline in demand for our scheduled service and charter services due to COVID-19 during the first quarter of 2020. Although the impact of the COVID-19 has negatively impacted passenger airline companies, causing constrained capacity, disruption to services, and destabilized freight rates, we have experienced a rise in demand for our air cargo services after the first quarter of 2020, primarily due to an increased need in the transport of essential goods ranging from protective personal equipment, medications and vaccines, and later by challenges in the ocean-shipping supply chain and strong growth in e-commerce sales. Furthermore, the fuel prices significantly declined during the first quarter of 2020, due to falling demand and raising supply, which resulted in a decrease in MNG’s fuel costs, and thus an increase in its profitability. The extent of the impact of COVID-19 on MNG is still highly uncertain due to the unknown duration and severity of the outbreak, and it is not certain that demand for its services will remain at the level that it has experienced recently or that the pandemic will not have an adverse impact on demand for its services in the future. MNG may also experience supply chain and service disruptions, slowdowns in its operations or cost increases as a result of the outbreak. For example, as of the date of this proxy statement/prospectus, MNG still experiences service disruptions in Chinese airports, from time to time, due to the government’s actions to mitigate COVID-19, including suspensions of work and labour activities at the airports and transportation restrictions.

Although we have not experienced a material adverse effect on MNG’s results of operations due to COVID-19, MNG continues to monitor the impact of COVID-19 on its business and operations, and as COVID-19 continues to evolve, the extent of its impact on its business in future periods remains uncertain.

Seasonal fluctuations

The volume of air cargo delivery is subject to seasonality, with peaks before holiday seasons, such as Christmas holidays and the Chinese New Year. Additionally, MNG usually experiences a higher volume of air cargo delivery during the fourth quarter of the year due to an increasing volume in imports and exports, retail and e-commerce demand. Historically, MNG has generated higher revenue during these periods, while the majority of our fixed costs are incurred more evenly throughout the year.

Non-IFRS Financial Measures

To supplement its financial statements, which are prepared and presented in accordance with IFRS, MNG use certain non-IFRS financial measures, as described below, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may be different than similarly-titled measures used by other companies, are presented to enhance investors’ overall understanding of its financial performance and should not be considered as substitutes for, or superior to, the financial information prepared and presented in accordance with IFRS contained in this proxy statement/prospectus.

MNG believes that these non-IFRS financial measures provide useful information about its financial performance, enhance the overall understanding of our past performance and future prospect, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-IFRS metrics to assist investors in seeing our financial performance from management’s perspective. We believe that these measures provide an additional tool for investors to use in comparing its core financial performance over multiple periods with other companies in our industry.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that MNG’s management team uses to assess its operating performance. We calculate Adjusted EBITDA as profit for the year excluding results from non-operating sources including tax expense, reversal of fixed asset impairment, share of profit from investment under the equity method, finance expenses and depreciation and amortization.

MNG presents Adjusted EBITDA because it believes it is helpful in highlighting trends in its operating results and because it is frequently used by analysts, investors, and other interested parties to evaluate companies in its industry.

Adjusted EBITDA has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of MNG’s results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect reversal of fixed asset impairment, share of profit of equity-accounted investees and finance expenses, which may represent an increase to or reduction in cash available to MNG;

•

Adjusted EBITDA excludes non-cash charges for depreciation of property and equipment, and although the assets being depreciated may have to be replaced in the future, Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Adjusted EBITDA does not reflect provisions for tax expense, which may represent a reduction in cash available to MNG.

Other companies, including companies in MNG’s industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and MNG’s other IFRS results.

The following table presents a reconciliation of profit for the period, the most directly comparable financial measure represented in accordance with IFRS, to Adjusted EBITDA:

	For the nine months ended September 30,		For the year ended December 31,
	2022	2021	2021	2020
	US$	US$	US$	US$
Profit for the period	46,767,945	40,685,075	50,431,947	45,357,369
Tax expense	5,773,457	7,253,565	16,546,637	15,593,032
Reversal of fixed asset impairment	—	—	—	(10,580,349)
Share of profit of equity-accounted investees[1]	(441,181)	(415,355)	(344,982)	(202,278)
Finance expenses/(income)	(4,496,904)	(423,348)	12,821,370	6,429,256
Depreciation and amortization	27,890,991	21,952,762	31,509,003	27,375,030

Adjusted EBITDA	75,494,308	69,052,699	110,963,975	83,972,060

Revenue	253,572,976	190,235,500	289,668,206	208,806,863

Adjusted EBITDA margin (%)[2]	30%	36%	38%	40%

[1]	Share of profit of equity-accounted investees adjusted to exclude profit share of Solinair to show MNG’s solo operating performance.
[2]	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue.

Adjusted Cash Conversion

Adjusted Cash Conversion is a performance measure that MNG’s management team uses to assess its ability to convert resources into cash flows. MNG calculates Adjusted Cash Conversion as net cash from operations minus maintenance capital expenditure, finance lease principal repayment and growth capital expenditure plus proceeds from disposals of property, plant equipment, intangible assets. MNG believes that Adjusted Cash Conversion is a meaningful comparison of how much cash flow it generates from operations, after capital expenditures, and that can be used for strategic initiatives, including continuous investment in its business and strengthening its balance sheet.

Adjusted Cash Conversion has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of MNG’s results as reported under IFRS. Some of these limitations are:

•

Adjusted Cash Conversion is not a measure calculated in accordance with IFRS and should not be considered in isolation from, or as a substitute for financial information prepared in accordance with GAAP;

•	Adjusted Cash Conversion may not be comparable to similarly titled metrics of other companies due to differences among methods of calculation; and

•

Adjusted Cash Conversion may be affected in the near to medium term by the timing of capital expenditures, fluctuations in our growth and the effect of such fluctuations on working capital and changes in MNG’s cash conversion cycle.

The following table presents a reconciliation of net cash from operations to Adjusted Cash Conversion:

	For the nine months ended September 30,		For the year ended December 31,
	2022	2021	2021	2020
	US$	US$	US$	US$
Net cash from operations	75,328,254	54,134,982	86,865,165	76,715,267
Maintenance capital expenditure	(17,740,022)	(13,628,000)	(21,902,985)	(23,837,942)

Adjusted Cash Conversion (post maintenance capital expenditures)	57,588,232	40,506,982	64,962,180	52,877,325
Adjusted Cash Conversion margin (post maintenance capital expenditures) (%)[1]	76%	75%	75%	69%
Finance lease principal repayment	(13,585,968)	(13,938,018)	(19,190,421)	(8,825,481)

Adjusted Cash Conversion (pre growth capital expenditures)	44,002,264	26,568,964	45,771,759	44,051,844

Adjusted Cash Conversion margin (pre growth capital expenditures) (%)[2]	58%	49%	53%	57%

Growth capital expenditure	(22,025,871)	(25,026,079)	(32,757,758)	(10,280,110)
Proceeds from disposals of property, plant equipment, intangible assets	—	—	—	2,200,506

Adjusted Cash Conversion	21,976,393	1,542,885	13,014,001	35,972,240

Adjusted Cash Conversion margin (%)[3]	29%	3%	15%	47%

[1]	Adjusted Cash Conversion (post maintenance capital expenditures) margin is defined as Adjusted Cash Conversion (post maintenance capital expenditures) divided by net cash from operations.
[2]	Adjusted Cash Conversion (pre growth capital expenditures) margin is defined as Adjusted Cash Conversion (pre growth capital expenditures) divided by net cash from operations.
[3]	Adjusted Cash Conversion margin is defined as Adjusted Cash Conversion divided by net cash from operations.

Components of Our Results of Operations

Revenue

The line item “revenue” consists of the revenue MNG generates from domestic sales, foreign sales and other revenue.

Revenue generated from domestic sales include warehousing income, handling income and technical income.

Revenue generated from foreign sales include cargo and postal income, handling income and technical income.

MNG’s revenue for the years ended December 31, 2021 and 2020 was reduced for the sum of the amounts refunded to one of its customers in accordance with a re-issued invoice due to an error, which was recorded as “price discounts” under the Financial Statements.

Cost of sales

MNG’s cost of sales comprise (a) fuel expenses, (b) landing, overflight and accommodation expenses, (c) depreciation and amortization expenses, (d) personnel expenses, (e) maintenance and repair expenses, (f) ground services and flight operations, (g) commission expenses, (h) travel and accommodation expenses, (i) sub-charter expenses that are incurred from Solinair, (j) shipping expenses, (k) insurance expenses, (l) expenses related to short-term leases, (m) expenses related to leases of low-value assets, excluding short-term leases of low value assets, (n) reversal of fixed assets impairment and (o) other expenses.

Administrative expenses

Administrative expenses comprise (a) personnel expenses, (b) software and license expenses, (c) depreciation and amortization expenses, (d) consulting expenses, (e) bank charges and commission expenses, (f) expenses relating to leases of low-value assets, excluding short-term leases of low-value assets, (g) transportation expenses, (h) rent and housing expenses, (i) food and beverage expenses, (j) taxes, duties, fees and registration expenses and (k) other expenses.

Marketing expenses

Marketing expenses comprise marketing, selling and distribution expenses.

Other operating income

Other operating income comprises foreign exchange gains arising from operations, insurance income and overdue interest (net) and other income.

Other operating expenses

Other operating expenses comprise foreign exchange losses arising from operations and other expenses.

Financial income

Financial income consists of interest income from related parties, foreign exchange gain and other interest income.

Financial expenses

Financial expenses consist of interest expense on bank credits, interest expense on leasing obligations and foreign exchange loss.

Tax expense

Tax expense consists of current tax expense and deferred tax expense. We are subject to Turkish corporate income tax. Corporate tax is applicable on taxable corporate income, which is calculated based on the statutory accounting profit by adding back non-deductible expenses, and by deducting dividends received from resident companies, other exempt income and other incentives such as prior year’s losses and investment incentives, if any. The corporate income tax rate in Türkiye was 22% in 2020 and 25% for 2021. The Turkish corporate income tax rate was determined to be 23% for the year 2022.

Deferred tax liability or asset is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases, which are used in the computation of taxable profit.

Comparison of the nine months ended September 30, 2022 and 2021

Unless the context otherwise requires, in the discussion that follows, references to 2022 and 2021 are to the nine months ended September 30, 2022 and 2021, respectively.

The following table summarizes our historical statement of income for the nine months ended September 30, 2022 and 2021:

	For the nine months ended September 30,		Variance
	2022	2021	$	%
	US$	US$	US$
Continuing Operations
Revenue	253,572,976	190,235,500	63,337,476	33.3
Cost of sales	(196,860,212)	(136,971,692)	(59,888,520)	43.7
Gross profit	56,712,764	53,263,808	3,448,956	6.5
Administrative expenses	(7,807,944)	(7,243,039)	(564,905)	7.8
Marketing expenses	(1,223,346)	(716,886)	(506,460)	70.6
Other operating income	9,541,157	8,394,501	1,146,656	13.7
Other operating expenses	(9,619,314)	(6,598,447)	(3,020,867)	45.8

Operating Profit	47,603,317	47,099,937	503,380	1.1

Finance income	17,862,985	13,814,433	4,048,552	29.3
Finance expense	(13,366,081)	(13,391,085)	25,004	(0.2)

Net finance income	4,496,904	423,348	4,073,556	962.2

Share of profit of equity-accounted investees	441,181	415,355	25,826	6.2

Profit before tax	52,541,402	47,938,640	4,602,762	9.6

Tax expense
Current tax expense	(7,145,361)	(10,039,179)	2,893,818	(28.8)
Deferred tax income (expense)	1,371,904	2,785,614	(1,413,710)	(50.8)

Profit for the period	46,767,945	40,685,075	6,082,870	15.0

Revenue

MNG’s revenue increased by $63,337,476, or 33.3% from $190,235,500 for the nine months ended September 30, 2021 to $253,572,976 for the nine months ended September 30, 2022. The following table summarizes the changes in components of revenue and related changes between periods:

	For the nine months ended September 30,		Variance
	2022	2021	$	%

	US$	US$	US$
Revenues
Domestic sales
Warehousing income	17,356,156	14,828,713	2,527,443	17.0
Handling income	3,171,230	5,631,459	(2,460,229)	(43.7)
Technique income	58,899	67,358	(8,459)	(12.6)
Foreign sales
Cargo and postal income	229,580,147	165,726,954	63,853,193	38.5
Handling income	2,467,098	3,983,601	(1,516,503)	(38.1)
Technique income	212,192	34,454	177,738	515.9
Other	727,254	35,153	692,101	1968.8
Price discounts	—	(72,192)	72,192	(100.0)

Total	253,572,976	190,235,500	63,337,476	33.3

The increase in MNG’s revenue was primarily attributable to an increase in cargo and postal income. Cargo and postal income increased by $63,853,193, or 38.5%, from $165,726,954 for the nine months ended September 30, 2021 to $229,580,147 for the nine months ended September 30, 2022.

This increase in cargo and postal income was primarily due to an increase in MNG’s scheduled and block space services and charter services, particularly to Asia, and servicing e-commerce customers, and the start of operations of the new A330-P2F300 aircraft with full capacity in 2022 as previously described, which resulted in an increase in the capacity and the total flight hours, thus an increase in our scheduled and block space service and charter service offerings, see “Key Factors Affecting Performance—Factors Affecting Revenue— Fleet expansion.”

The increase in MNG’s revenue was also attributable to an increase in warehousing income. Warehousing income increased by $2,527,443, or 17.0%, from $14,828,713 for the nine months ended September 30, 2021 to $17,356,156 for the nine months ended September 30, 2022. This increase was primarily due to the increase in MNG’s scheduled and block space, and charter services, which was in part driven by an increase in its e-commerce revenue, resulting in an increased number of customers utilizing our warehouse services.

Costs of sales

Cost of sales increased by $59,888,520, or 43.7%, from $136,971,692 for the nine months ended September 30, 2021 to $196,860,212 for the nine months ended September 30, 2022. The increase in cost of sales was primarily attributable to an increase in fuel expenses. Fuel expenses increased by $44,444,576, or 140.3%, from $31,675,627 for the nine months ended September 30, 2021 to $76,120,203 for the nine months ended September 30, 2022, which was mainly due to both an increase in the total flight hours in the first nine months of 2022 and an increase in fuel prices.

Increases in landing, overflight and accommodation expenses also contributed to the increase in cost of sales. Landing, overflight and accommodation expenses increased by $5,237,864, or 21.7%, from $24,183,047 for the nine months ended September 30, 2021 to $29,420,911 for the nine months ended September 30, 2022. This increase was also mainly due to an increase in the total flight hours in the first nine months of 2022, which resulted in an increase in the landing and overflight fees we pay and the accommodation costs of our aircrew.

The increase in MNG’s cost of sales was also attributable to an increase in depreciation and amortization expenses. Depreciation and amortization expenses increased by $5,735,864, or 27.2%, from $21,113,755 for the nine months ended September 30, 2021 to $26,849,619 for the nine months ended September 30, 2022. This increase was primarily as a result of addition of two new aircraft to its fleet in 2021 as previously described.

Administrative expenses

Administrative expenses increased by $564,905, or 7.8%, from $7,243,039 for the nine months ended September 30, 2021 to $7,807,944 for the nine months ended September 30, 2022. The increase in administrative expenses was primarily due to an increase in consulting expenses. Consulting expenses increased by $1,017,636, or 406.1%, from $250,563 for the nine months ended September 30, 2021 to $1,268,199 for the nine months ended September 30, 2022, which was mainly attributable to consulting expenses relating to the Business Combination. An increase in administrative expenses was also attributable to an increase in software and licenses expenses, which increased by $357,423, or 58.0%, from $616,159 for the nine months ended September 30, 2021 to $973,582 for the nine months ended September 30, 2022. This increase was due to an increase in the annual maintenance and development fees MNG paid for the system integration and development activities of services and modules provided under our software EBISMO.

The increase in administrative expenses was partially offset by a decrease in personnel expenses, which decreased by $1,353,720, or 30.7%, from $4,408,335 for the nine months ended September 30, 2021 to $3,054,615 for the nine months ended September 30, 2022. This decrease was due to a decrease in the U.S. dollar equivalent of the amount of provision for severance payments due to the depreciation of the Turkish lira against the U.S. dollar in the nine months ended September 30, 2022.

Marketing expenses

Marketing expenses increased by $506,460, or 70.6%, from $716,886 for the nine months ended September 30, 2021 to $1,223,346 for the nine months ended September 30, 2022. The increase in marketing expenses was due to public relations costs incurred relating to the Business Combination.

Other operating income (expenses), net

Other operating income (expenses), net decreased by $1,874,211, or 104.4%, from $1,796,054 in income, net for the nine months ended September 30, 2021 to $78,157 in expenses, net for the nine months ended September 30, 2022. The decrease in other operating income (expenses), net was primarily attributable to a decrease in insurance income and overdue interest, net, which decreased by $1,431,260, or 99.5%, from $1,439,052 for the nine months ended September 30, 2021 to $7,792 for the nine months ended September 30, 2022. This decrease was due to the fact that certain insurance claims with respect to the risks realized in 2020 was paid to MNG in 2021, and there were no such insurance claims recorded in the nine months ended September 30, 2022. Furthermore, in 2021, MNG recorded an overdue interest, arising from a credit balance extended to MNG by one of its engine repair and overhaul service providers in consideration for the use of the spare engine parts, obtained as a result of repair and overhaul services carried out on MNG aircraft engines, by such services provider. The service provider uses the spare engine parts that are not usable by MNG and extends MNG a credit to be used for its future services to MNG, and such credit balance is recorded as an overdue interest under the other operating income. The decrease in other operating income (expenses), net was also due to an increase in foreign exchange losses arising from operations. The foreign exchange gain (losses) arising from operations, net decreased by $186,767, or 64.3%, from a $290,601 gain for the nine months ended September 30, 2021 to a $103,834 gain for the nine months ended September 30, 2022. This decrease was attributable to an increase in the foreign exchange losses arising from operations, which was mainly attributable to a decrease in the U.S. dollar equivalent of our trade receivables denominated in euro or Turkish lira, due to the depreciation of the euro and Turkish lira against the U.S. dollar in the relevant period.

Finance income (expense), net

Finance income (expenses), net increased by $4,073,556, or 962.2%, from $423,348 income for the nine months ended September 30, 2021 to $4,496,904 income for the nine months ended September 30, 2022. The increase was primarily related to an increase in foreign exchange gain, which was partially offset by an increase in foreign exchange loss. Foreign exchange gain (loss), net increased by $4,332,149, from $408,970 gain for the nine months ended September 30, 2021 to $4,741,119 gain for the nine months ended September 30, 2022. This increase was mainly attributable to new financial debts MNG obtained, and an increase in the U.S. dollar equivalent of the amount of its financial debt due to the depreciation of the euro against the U.S. dollar, as for the nine months ended September 30, 2022, 73% of our financial debt were denominated in the euro.

Tax expense

Tax expense decreased by $1,480,108, or 20.4%, from $7,253,565 for the nine months ended September 30, 2021 to $5,773,457 for the nine months ended September 30, 2022. The decrease was primarily due to a decrease in deferred tax expenses, which decreased by $1,413,710, or 50.8%, from $2,785,614 expense for the nine months ended September 30, 2021 to $1,371,904 income for the nine months ended September 30, 2022. This change was mainly as a result of a revaluation of the temporary differences between the carrying amounts of assets and liabilities in our financial statements following a change in the local tax regulations. The corporate income tax rate in Türkiye was 22% in 2020 and 25% for 2021. The Turkish corporate income tax rate was determined to be 23% for the year 2022.

Comparison of the years ended December 31, 2021 and 2020

Unless the context otherwise requires, in the discussion that follows, references to 2021 and 2020 are to the years ended December 31, 2021 and 2020, respectively.

The following table summarizes MNG’s historical statement of income for the years ended December 31, 2021 and 2020:

	For the year ended December 31,		Variance
	2021	2020	$	%

	US$	US$	US$
Continuing Operations
Revenue	289,668,206	208,806,863	80,861,343	38.7
Cost of sales	(201,809,781)	(131,948,138)	(69,861,643)	52.9

Gross profit	87,858,425	76,858,725	10,999,700	14.3

Administrative expenses	(10,230,621)	(9,418,001)	(812,620)	8.6
Marketing expenses	(989,303)	(2,108,459)	1,119,156	(53.1)
Other operating income	17,926,724	13,025,632	4,901,092	37.6
Other operating expenses	(15,110,253)	(11,180,518)	(3,929,735)	35.1

Operating Profit	79,454,972	67,177,379	12,277,593	18.3

Finance income	21,188,833	11,107,956	10,080,877	90.8
Finance expense	(34,010,203)	(17,537,212)	(16,472,991)	93.9

Net finance expense	(12,821,370)	(6,429,256)	(6,392,114)	99.4

Share of profit of equity-accounted investees	344,982	202,278	142,704	70.5

Profit before tax	66,978,584	60,950,401	6,028,183	9.9

Tax expense
Current tax expense	(13,010,517)	(8,814,726)	(4,195,791)	47.6
Deferred tax expense	(3,536,120)	(6,778,306)	3,242,186	(47.8)

Profit for the year	50,431,947	45,357,369	5,074,578	11.2

Revenue

MNG’s revenue increased by $80,861,343, or 38.7%, from $208,806,863 for the year ended December 31, 2020 to $289,668,206 for the year ended December 31, 2021. The following table summarizes the changes in components of revenue and related changes between annual periods:

	For the year ended December 31,		Variance
	2021	2020	$	%
	US$	US$	US$
Revenues
Domestic sales
Warehousing income	21,197,171	13,982,866	7,214,305	51.6
Handling income	6,600,402	6,581,337	19,065	0.3
Technical income	71,259	51,146	20,113	39.3
Foreign sales
Cargo and postal income	256,326,946	184,743,616	71,583,330	38.7
Handling income	5,241,880	4,519,727	722,153	16.0
Technical income	253,204	34,025	219,179	644.2
Other	49,537	61,020	(11,483)	(18.8)
Price discounts	(72,193)	(1,166,874)	1,094,681	(93.8)

Total	289,668,206	208,806,863	80,861,343	38.7

The increase in our revenue was primarily attributable to an increase in MNG’s cargo and postal income. Cargo and postal income increased by $71,583,330, or 38.7%, from $184,743,616 for the year ended December 31, 2020 to $256,326,946 for the year ended December 31, 2021. This increase in cargo and postal income was primarily due to an increase in MNG’s scheduled and block space services and charter services, particularly to Asia and servicing e-commerce customers, and the addition of two new aircraft to its fleet in 2021 as previously described, which resulted in an increase in the capacity and the total flight hours, thus an increase in its scheduled and block space service and charter service offerings, see “Key Factors Affecting Performance—Factors Affecting Revenue— Fleet expansion.” The increase in its scheduled and block space services and charter services, was partly attributable to a rise in demand for its air cargo services after the first quarter of 2020 due to COVID-19, as previously described, see “—Key Factors Affecting Performance—Other Factors Affecting Our Results of Operations—COVID-19.”

The increase in MNG’s revenue was also attributable to an increase in warehousing income. Warehousing income increased by $7,214,305, or 51.6%, from $13,982,866 for the year ended December 31, 2020 to $21,197,171 for the year ended December 31, 2021. This increase was primarily due to the increase in MNG’s scheduled and block space, and charter services, which was in part driven by an increase in its e-commerce revenue, resulting in an increased number of customers utilizing its warehouse services.

Costs of sales

Cost of sales increased by $69,861,643, or 52.9%, from $131,948,138 for the year ended December 31, 2020 to $201,809,781 for the year ended December 31, 2021. The increase in cost of sales was primarily attributable to an increase in fuel expenses. Fuel expenses increased by $31,375,387, or 145.2%, from $21,606,621 for the year ended December 31, 2020 to $52,982,008 for the year ended December 31, 2021, which was mainly due to an increase in our total flight hours in 2021, which resulted in an increased amount of fuel purchases, and an increase in the fuel prices.

An increase in landing, overflight and accommodation expenses also contributed to the increase in cost of sales. Landing, overflight and accommodation expenses increased by $10,880,185, or 44.2%, from $24,605,016 for the year ended December 31, 2020 to $35,485,201 for the year ended December 31, 2021. This increase was also mainly due to both an increase in the total flight hours in 2021 and the accommodation costs of our aircrew.

The increase in MNG’s cost of sales was also attributable to an increase in depreciation and amortization expenses. Depreciation and amortization expenses increased by $4,159,141, or 15.8%, from $26,274,386 for the year ended December 31, 2020 to $30,433,527 for the year ended December 31, 2021. This increase was primarily due to addition of two new aircraft to MNG’s fleet in 2021 as previously described.

Administrative expenses

Administrative expenses increased by $812,620, or 8.6%, from $9,418,001 for the year ended December 31, 2020 to $10,230,621 for the year ended December 31, 2021. The decrease in administrative expenses was primarily due to a decrease in personnel expenses. Personnel expenses decreased by $196,527, or 3.3%, from $6,018,721 for the year ended December 31, 2020 to $5,822,194 for the year ended December 31, 2021, which was mainly attributable to a decrease in the U.S. dollar equivalent of the amount of provision for severance payments due to the depreciation of the Turkish lira against the U.S. dollar in 2021. Decrease in administrative expenses was partially offset by an increase in software and licenses expenses, which increased by $432,058, or 48.3%, from $894,251 for the year ended December 31, 2020 to $1,326,309 for the year ended December 31, 2021. This increase was due to an increase in the annual maintenance and development fees MNG paid for system integration and development activities of services and modules provided under its software EBISMO, which is an in-house software program developed by Mapa.

Marketing expenses

Marketing expenses decreased by $1,119,156, or 53.1%, from $2,108,459 for the year ended December 31, 2020 to $989,303 for the year ended December 31, 2021. The decrease in marketing expenses was due to a sponsorship agreement MNG executed with a sports club in 2020, which expired and was not renewed in 2021.

Other operating income (expenses), net

Other operating income (expenses), net increased by $971,357, or 52.6%, from $1,845,114 in income for the year ended December 31, 2020 to $2,816,471 in income for the year ended December 31, 2021. The increase in other income (expenses), net was primarily due to an increase in foreign exchange gain arising from operations. The foreign exchange gain (losses) arising from operations, net increased by $778,759, or 187.3%, from a $415,892 gain for the year ended December 31, 2020 to a $1,194,651 gain for the year ended December 31, 2021. This increase was attributable to an increase in the foreign exchange gains arising from operations, which was mainly attributable to a decrease in the U.S. dollar equivalent of the amount of provision for severance payments due to the depreciation of the Turkish lira against the U.S. dollar in 2021, which caused MNG to generate foreign exchange gain recorded under foreign exchange gains arising from operations.

Finance income (expense), net

Finance income (expense), net increased by $6,392,114, or 99.4%, from $6,429,256 in expenses for the year ended December 31, 2020 to $12,821,370 in expenses for the year ended December 31, 2021. The increase was primarily related to an increase in foreign exchange loss, which was partially offset by an increase in foreign exchange gain. Foreign exchange gain (loss), net increased by $8,077,792, or 168.9%, from $4,783,947 loss for the year ended December 31, 2020 to $12,861,739 loss for the year ended December 31, 2021. This increase was mainly attributable to a decrease in the U.S. dollar equivalent of MNG’s Intercompany Loan receivable from Mapa, which is denominated in Turkish lira, due to the depreciation of the Turkish lira against the U.S. dollar in 2021.

Tax expense

Tax expense increased by $953,605, or 6.1%, from $15,593,032 for the year ended December 31, 2020 to $16,546,637 for the year ended December 31, 2021. The increase was primarily due to higher current tax expenses, which increased by $4,195,791, or 47.6%, from $8,814,726 for the year ended December 31, 2020 to

$13,010,517 for the year ended December 31, 2021. This increase was mainly due to an increase in MNG’s profit before tax and an increase in effective tax rate, which was increased from 22% in 2020 to 25% in 2021.

Liquidity and Capital Resources

MNG’s cash needs have historically come from costs associated with its investments, primarily maintenance and growth capital expenditures, as well as funding for its operational expenses. MNG’s principal sources of liquidity are cash flow from its operations, its operating cash flow, equity capital provided by its shareholders and short term and long term financing loans, provided by its creditors.

As of September 30, 2022 and 2021, MNG had cash and cash equivalents of $17,234,827 and $35,114,474, respectively. As of December 31, 2021 and 2020, MNG had cash and cash equivalents of $46,185,844 and $46,542,341, respectively. As at September 30, 2022, there was no blockage or restriction on the use of cash and cash equivalents.

On a pro forma basis, assuming the consummation of the Business Combination, MNG estimates that it would have approximately $4.8 of pro forma cash and cash equivalents on hand at September 30, 2022, based on the maximum redemption scenario. MNG believes its existing cash and cash equivalents, current short- term credit facilities, current working capital arrangements with related parties, and the net proceeds from the Business Combination will be sufficient to meet its anticipated cash needs for at least 12 months from the date of this proxy statement/prospectus.

Cash from operations could be affected by various risks and uncertainties, including but not limited to those risks detailed in the section of this proxy statement/prospectus entitled “Risk Factors.” In addition, MNG expects to incur additional costs as a result of operating as a public company. If MNG’s cash resources are insufficient to finance its future cash requirements, MNG will need to finance future cash needs through a combination of public or private equity offerings, debt financings, or other means. In the event that additional financing is required from outside sources, MNG cannot be sure that any additional financing will be available to MNG on acceptable terms if at all. If MNG is unable to raise additional capital when desired, its business operating results and financial condition could be adversely affected.

Cash flows

	For the nine months ended September 30,		For the year ended December 31,
	2022	2021	2021	2020
	US$	US$	US$	US$
Cash and cash equivalents at beginning of the period	46,185,844	46,542,341	46,542,341	12,245,233
Net cash flows from operations	75,328,254	54,134,982	86,865,165	76,715,267
Cash flow used in investing activities	(39,766,347)	(38,654,062)	(54,660,350)	(31,917,052)
Cash flow from/(used in) financing activities	(70,098,695)	(37,832,665)	(46,073,014)	(12,049,068)

Net increase/(decrease) in cash and cash equivalents before the effect of exchange rate changes	(34,536,788)	(22,351,745)	(13,868,199)	32,749,147

Unrealized foreign currency translation differences	5,585,771	10,923,878	13,511,702	1,547,961

Cash and cash equivalents at end of the period	17,234,827	35,114,474	46,185,844	46,542,341

Net cash from operations

Net cash from operations increased from $54,134,982 for the nine months ended September 30, 2021 to $75,328,254 for the nine months ended September 30, 2022. The change was primarily attributable to (i) higher profit for the period, particularly due to an increase in MNG’s scheduled and block space, charter and warehouse services and (ii) a higher decrease in trade receivables, which increased to $9,038,901 in the nine months ended September 30, 2022 compared to $1,401,172 in the nine months ended September 30, 2021 mainly due to an increase in collection of MNG’s trade receivables third parties. In addition, an increase in trade payables and contract liability amount in connection with increased business range.

Net cash from operations increased from $76,715,267 for the year ended December 31, 2020 to $86,865,165 for the year ended December 31, 2021. The change was primarily attributable to higher profit for the year, particularly due to an increase in MNG’s scheduled and block space, charter and warehouse services as previously described. Increase in net cash from operations was partially offset by an increase in trade receivables, which increased to $9,075,469 in the year ended December 31, 2021 compared to $1,032,569 in the year ended December 31, 2020 mainly due to an increase in MNG’s trade receivables third parties and related parties.

Cash flow used in investing activities

Cash flow used in investing activities increased from $38,654,062 for the nine months ended September 30, 2021 to $39,766,347 for the nine months ended September 30, 2022. The change was primarily attributable to the fact that we incurred an increased amount of costs for component purchases for MNG’s aircraft and conversion costs for one of the new A330-P2F300 aircraft added to its fleet in 2021. This aircraft started its operation in June 2021, with limited capacity, and the conversion of the aircraft from a passenger plane to a cargo plane was completed in September 2022.

Cash flow used in investing activities increased from $31,917,052 for the year ended December 31, 2020 to $54,660,350 for the year ended December 31, 2021. The change was primarily the result of the addition of two A330-P2F300 aircraft to MNG’s fleet, conversion of one of these and component purchases for its aircraft.

Cash flow from / (used in) financing activities

Cash flow used in financing activities increased from $37,832,665 for the nine months ended September 30, 2021 to $70,098,695 for the nine months ended September 30, 2022. The change was primarily the result of a decrease in the proceeds from borrowings and an increase in the repayment of borrowings. Proceeds from borrowings decreased to $36,129,462 in the nine months ended September 30, 2022 compared to $58,633,380 in the nine months ended September 30, 2021. Repayment of borrowings increased to $40,254,030 in the nine months ended September 30, 2022 compared to $21,162,134 in the nine months ended September 30, 2021.

Cash flow used in financing activities increased from $12,049,068 for the year ended December 31, 2020 to $46,073,014 for the year ended December 31, 2021. The change was primarily the result of an increase in the repayment of borrowings, change in other receivables, payment of lease liabilities and dividends paid. Repayment of borrowings increased to $38,523,044 in 2021 compared to $3,279,349 in 2020 and payment of financial and operational lease liabilities increased to $19,190,422 in 2021 compared to $8,824,846 in 2020. Change in other receivables increased to $57,926,552 in 2021 compared to $22,488,822 in 2020 due to an increase in the amount of our Intercompany Loan receivable from Mapa. Dividends paid increased to $1,545,533 in 2021 compared to $1,255,258 in 2020. Increase in the cash flow used in financing activities was partially offset by an increase in the proceeds from borrowings, which increased to $70,983,787 in 2021 compared to $23,793,943 in 2020 due to term loan facilities provided under the general loan agreements in 2021, see “Debt—General Loan Agreements.”

Debt

General Loan Agreements

MNG has entered into the following general loan agreements with several banks for the purpose of meeting our working capital needs.

DenizBank General Loan Agreement

On April 8, 2021, MNG, as the borrower executed a general loan agreement with DenizBank A.Ş. as the lender (the “DenizBank”), providing for a term loan facility (“DenizBank General Loan Agreement”). For the nine months ended September 30, 2022, the total outstanding amount under the DenizBank General Loan Agreement was €6,000,000. MNG’s obligations in respect of the DenizBank General Loan Agreement are secured with surety provided by Günal İnşaat, Mapa and Mehmet Nazif Günal, covering $15,000,000. The maturity of the loan provided under the DenizBank General Loan Agreement is 18 months. The DenizBank General Loan Agreement bears a fixed annual interest rate of 6.9%.

Fibabanka General Loan Agreements

On February 12, 2020 and February 19, 2021, MNG, as the borrower executed general loan agreements with, Fibabanka A.Ş., as the lender (the “Fibabanka”), providing for term loan facilities in an aggregate amount up to €8,000,000 and €6,000,000, respectively (“Fibabanka General Loan Agreements”). As of September 30, 2022, the available credit limit is $8,646,873 and there is no outstanding amount under the Fibabanka General Loan Agreements. MNG’s obligations in respect of the Fibabanka. General Loan Agreements are secured with surety provided by Günal İnşaat, Mapa and Mehmet Nazif Günal, covering €8,000,000 and €6,000,000, respectively.

Odea Bank General Loan Agreements

On February 2, 2020, September 21, 2020 and December 21, 2020, MNG, as the borrower, executed general loan agreements with Odea Bank A.Ş., as the lender (the “Odea Bank”), providing for term loan facilities in an aggregate amount up to TL 22,000,000, TL 15,000,000 and TL 30,000,000, respectively (“Odea Bank General Loan Agreements”). As of September 30, 2022, the available credit limit is $3,000,000 and there is no outstanding amount under the Odea Bank General Loan Agreements. MNG’s obligations in respect of the Odea Bank General Loan Agreements are secured with surety provided by Günal İnşaat, Mapa and Mehmet Nazif Günal (the “Guarantors”), covering TL 22,000,000, TL 22,000,000 and TL 22,000,000, respectively.

Garanti Bankası General Loan Agreements

On April 9, 2014 and May 15, 2020, MNG, as the borrower, executed general loan agreements with Garanti Bankası A.Ş., as the lender (the “Garanti”), providing for term loan facilities in an aggregate amount up to $1,800,000 and $1,800,000, respectively (“Garanti Bankası General Loan Agreements”). As of September 30, 2022, the available credit limit is $2,351,320 and there is no outstanding amount under the Garanti Bankası General Loan. MNG’s obligations in respect of the Garanti Bankası General Loan Agreements are secured with surety provided by Günal İnşaat, Mapa and Mehmet Nazif Günal (the “Guarantors”), both covering €2,070,000 for the loan agreement May 15, 2020 and $2,070,000 for the loan agreement dated April 9, 2014.

Ziraat Bankası General Loan Agreement

On May 26, 2021, MNG, as the borrower, executed a general loan agreement with, T.C Ziraat Bankası A.Ş. the lender (the “Ziraat”), providing for a term loan facility in an aggregate amount up to $10,000,000 (“Ziraat Bankası General Loan Agreement”). For the nine months ended September 30, 2022, the total outstanding amount under the Ziraat Bankası General Loan Agreement was €2,000,000. MNG’s obligations in respect of the Ziraat Bankası General Loan Agreement are secured with surety provided by Mapa and Mehmet Nazif Günal, covering $11,000,000. The maturity of the loan provided under the Ziraat Bankası General Loan Agreement is 12 months. The Ziraat Bankası General Loan Agreement bears a fixed annual interest rate of 1%.

Türk Eximbank General Loan Agreement

On May 11, 2021, MNG, as the borrower executed a general loan agreement with, Türkiye İhracat Kredi Bankası A.Ş. the lender (the “Eximbank”), providing for a term loan facility in an aggregate amount up to $50,000,000 (“Türk Eximbank General Loan Agreement”). For the nine months ended September 30, 2022, the total outstanding amount under the Türk Eximbank General Loan Agreement was €9,840,000. The maturity of the loan provided under the Türk Eximbank General Loan Agreement is 24 months for €4,000,000 portion of the total outstanding loan amount and 55 months for €5,840,000 portion of the total outstanding loan amount, respectively. The Türk Eximbank General Loan Agreement bears a fixed annual interest rate of 3.35 and 4.25%, respectively.

TEB General Loan Agreement

On March 28, 2008, MNG, as the borrower, executed a general loan agreement with, Türk Ekonomi Bankası A.Ş., as the lender (the “TEB”), providing for a term loan facility in an aggregate amount up to $20,000,000 (“TEB General Loan Agreement”). For the nine months ended September 30, 2022, the total outstanding amount under the TEB General Loan Agreement was €4,581,272. MNG’s obligations in respect of the TEB General Loan Agreement are secured with surety provided by Günal İnşaat, Mapa and Mehmet Nazif Günal, covering $20,000,000. The maturity of the loan provided under the TEB General Loan Agreement is 36 months, respectively. The TEB General Loan Agreement bears a fixed annual interest rate of 3.5%.

Ziraat Katılım General Loan Agreement

On May 5, 2020, MNG, as the borrower, executed a general loan agreement with, Ziraat Katılım Bankası A.Ş., as the lender (the “Ziraat Katılım”), providing for a term loan facility in an aggregate amount up to TL 10,000,000 (“Ziraat Katılım General Loan Agreement”). For the nine months ended September 30, 2022, the total outstanding amount under the Ziraat Katılım General Loan Agreement was TL 2,592,215. MNG’s obligations in respect of the Ziraat Katılım General Loan Agreement are secured with surety provided by Günal İnşaat, Mapa and Mehmet Nazif Günal (the “Guarantors”), covering TL 10,000,000. The maturity of the loan provided under the Ziraat Katılım General Loan Agreement is 36 months, respectively. The Ziraat Katılım General Loan Agreement bears a fixed annual interest rate of 7.5%.

Facility Agreements

Commerzbank Facility Agreement

On November 22, 2021, MNG, as the borrower, executed a facility agreement with, Commerzbank Aktiengesellschaft, as the lender (the “Commerzbank”), providing for a term loan facility in an aggregate amount up to €14,350,000 (“Commerzbank Facility Agreement”). For the nine months ended September 30, 2022, the total outstanding amount under the Commerzbank Facility Agreement was €11,859,759. Our obligations in respect of the Commerzbank Facility Agreement are secured with surety provided by Mapa. The maturity of the loan provided under the Commerzbank Facility Agreement is 60 months, respectively. The Commerzbank Facility Agreement bears a fixed annual interest rate of 1.2% plus London Interbank Offered Rate (“LIBOR”). The Commerzbank Facility Agreement contains affirmative and negative covenants, including minimum equity ratio (as defined under the Commerzbank Facility Agreement) of 35%.

DZ Bank Facility Agreement

On February 28, 2022, MNG, as the borrower, executed a facility agreement with, Deutsche Zentral-Genossenschaftsbank, as the lender (the “DZ Bank”), providing for a term loan facility in an aggregate amount up to €14,250,000 (“DZ Bank Facility Agreement”). For the nine months ended September 30, 2022, the total outstanding amount under the DZ Bank Facility Agreement was €14,128,038. MNG’s obligations in respect of the DZ Bank Facility Agreement are secured with surety provided by Mapa. The maturity of the loan provided under the DZ Bank Facility Agreement is 60 months, respectively. The DZ Bank Facility Agreement bears a fixed annual interest rate of 0.9% plus LIBOR. The DZ Bank Facility Agreement contains affirmative and negative covenants, including restrictions on dividend distribution.

Intercompany Loan

For the nine months ended September 30, 2022, MNG had non-trading receivables from Mapa arising from the Intercompany Loan, in the amount of $59,571,205. For the years ended December 31, 2021 and 2020, the amount of non-trading receivables arising from the Intercompany Loan were $33,895,198 and $17,375,279, respectively. MNG applied an interest rate on the Intercompany Loan on an arm’s length basis, and recorded interest income from the Intercompany Loan, in the amount of $2,882,116, $4,783,560 and $1,319,701, for the nine months ended September 30, 2022, and for the years ended December 31, 2021 and 2020, respectively.

For the nine months ended September 30, 2022 and for the years ended December 31, 2021 and 2020, MNG distributed dividends to MNG Shareholders in the amount of $23,755,373, $24,992,862 and $15,063,211, respectively. A portion of the dividends offset a portion of the outstanding amount under the Intercompany Loan for the respective period, and the remainder was paid in cash. The total amount of cash dividends paid was $1,496,894 and $1,545,533 and $1,255,258, for the nine months ended September 30, 2022, and for the years ended December 31, 2021 and 2020, respectively.

MNG used to have a lease agreement with Mapa to utilize Mapa’s right of superficies on the premises that we use as our headquarters. However, on November 30, 2022, MNG executed an agreement with Mapa, pursuant to which Mapa transferred the right of superficies on the premises for TRY 187 million (approximately $10 million as at the date of such agreement) plus value added tax, and the lease agreement was terminated with the execution of such agreement. As a result of this MNG acquired the right of superficies on the premises, which gives MNG the right to use it until April 30, 2035, and it deducted the transfer amount from a portion of the outstanding amount under the Intercompany Loan, as a result of which the outstanding Intercompany Loan amount decreased to TRY 918,219,600.18 (“Outstanding Intercompany Loan”).

On December 6, 2022, MNG executed a loan agreement with Mapa (“Intercompany Loan Agreement”) in order to agree on the payment and disbursement terms of the Outstanding Intercompany Loan. Pursuant to the Intercompany Loan Agreement, the rate of interest on the Outstanding Intercompany Loan is 16% for each interest period, being consecutive six (6) month period starting from the date of the relevant disbursement. The Outstanding Intercompany Loan is extended to finance Mapa’s working capital needs, which shall be available for the use of Mapa in cash until the earlier of (i) December 5, 2024, the final maturity date; and (ii) the date on which the Intercompany Loan Agreement is terminated. The Outstanding Intercompany Loan is also subject to a default interest rate.

Contractual Obligations and Commitments

MNG has various contractual obligations and commercial commitments to make future payments, primarily related to the acquisition of aircraft. MNG obtains short term and long term financing loans from creditors, mainly in order to finance our growth capital expenditure. MNG finances its aircraft purchases through executing financial lease agreements.

The following table summarizes MNG’s future obligations under these contracts due by the periods indicated as of December 31, 2021.

	Payments due by period
Contractual obligations and commitments	Total	Less than 3 months	3-12 months	1-5 years	More than 5 years
	US$	US$	US$	US$	US$
Loans and borrowings	57,410,873	18,384,730	23,319,170	15,706,973	—
Financial lease obligations	47,135,073	4,381,496	10,235,983	28,863,649	3,653,945
Operating lease obligations	19,091,966	214,516	643,550	3,432,264	14,801,636
Trade payables	27,194,815	27,194,815	—	—	—
Total	150,832,727	50,175,557	34,198,703	48,002,886	18,455,581

Capital Expenditures

MNG’s capital expenditures for the nine months ended September 30, 2022 and 2021, and for the years ended December 31, 2021 and 2020 primarily resulted from maintenance expenditures, which comprise expenditures related to maintenance of its aircrafts as well as growth expenditures, which comprise expenditures related to the conversion of aircraft joining its fleet and financial lease agreements executed for leasing our aircraft.

Historically, MNG’s capital expenditure has been primarily funded from external sources, but may also be financed by cash flows from operating activities. The table below shows the capital expenditure amounts, for the periods indicated.

	For the nine months ended September 30,		For the year ended December 31,
	2022	2021	2021	2020
	US$	US$	US$	US$
Maintenance capital expenditures	17,740,022	13,628,000	21,902,985	23,837,942
Growth capital expenditures	22,025,871	25,026,079	32,757,758	10,280,110

Total	39,765,894	38,654,079	54,660,743	34,118,052

Off-Balance Sheet Arrangements

MNG has commitments that are not included in its balance sheet, which include the letters of guarantee given to fuel suppliers and creditors. For the nine months ended September 30, 2022 and for the year ended December 31, 2021, the total amount of letters of guarantee MNG provided to its fuel suppliers, airports, terminals operators and creditors were $15,599,922 and $21,346,304, respectively. Furthermore, MNG also obtains letters of guarantee from its customers. For the nine months ended September 30, 2022 and for the year ended December 31, 2021, the total amount of letters of guarantee obtained from MNG’s customers were $2,687,520 and $1,561,206, respectively.

Other than disclosed above, MNG had no off-balance sheet arrangements for the years ended December 31, 2021 and 2020.

Significant Accounting Policies

MNG prepares its audited financial statements in accordance with the IFRS issued by the International Accounting Standards Board (“IASB”). The preparation of MNG’s audited financial statements requires MNG to make estimates, assumptions, and judgments that affect the reported amounts and related disclosures. All estimates, assumptions, and judgments are based on market information, knowledge, historical experience, and various other factors that MNG determines reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Other companies in similar businesses may use different estimates, assumptions, and judgments, which may impact the comparability of MNG’s audited financial statements to those of other companies.

Refer to “Note 2.5—Summary of significant accounting policies” in MNG’s audited financial statements included elsewhere in this proxy statement/prospectus for detailed discussion of all accounting policies applied by us.

Implications of the JOBS Act

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. MNG has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, MNG will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

MNG expects to retain its emerging growth company status until the earliest of:

•	The end of the fiscal year in which MNG’s annual revenues exceed $1.2 billion;

•	The end of the fiscal year in which the fifth anniversary of MNG’s public company registration has occurred;

•	The date on which MNG has issued more than $1.0 billion in non-convertible debt during the previous three-year period; and

•	The date on which MNG qualifies as a large accelerated filer.

CERTAIN MNG RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions with Mapa

See “Our Management’s Discussion and Analysis of Financial Condition and Results of Operations—Intercompany Loan.”

EBISMO Software Agreements

We have entered into several agreements with Mapa for the utilization of EBISMO, which is an in-house software developed by Mapa for accounting, project management, business intelligence and reporting, security, infrastructure and operations. Pursuant to these agreements, we have the right to utilize services provided through EBISMO in consideration of a license fee, which cover, among others, the following services: (i) accounting, cost control and accounting integration, (ii) sales and commercial, (iii) crew planning, (iv) flight operation control and dispatch, (v) fuel agreement management, (vi) quality and education management, (vii) warehouse, (viii) procurement process management, and procurement and inventory and (ix) declaration and document management. Agreements were executed for a term of one to three years and are subject to an automatic renewal, unless terminated either by us or Mapa, with a written termination notice.

As of the nine months ended September 30, 2022, we paid an aggregate amount of $5.5 million in consideration for all of the EBISMO services we utilized since 2019. For the nine months ended September 30, 2022, we paid an aggregate amount of $4.38 million in consideration for the EBISMO services.

Lease Agreements with Solinair

Our affiliate, Solinair enables us, through its traffic rights within the EU, to organize flights directly from one EU country to another. In order to facilitate this, we have entered into the following related person transactions with Solinair:

Dry Lease Agreements

On August 27, 2018, we executed a dry lease agreement with Solinair, as amended and restated on August 15, 2022, pursuant to which Solinair leased the A300-600 (MSN 532) aircraft in our fleet until August 27, 2026. The term of the lease expires on August 27, 2026. Furthermore, on January 1, 2019, we executed another dry lease agreement with Solinair, pursuant to which Solinair leased the A300-600 (MSN 765) in our fleet. The term of the lease expires on August 27, 2026.

Solinair uses these aircraft for the operation of our air cargo services within the intra-Europe zone. According to the dry lease agreements, Solinair operates these aircraft with its own flight crew and is responsible for maintenance of the aircraft.

For the nine months ended September 30, 2022, Solinair paid €1.71 million in total to us in consideration of these wet lease arrangements.

Wet Lease Agreements

On September 15, 2015, we executed a wet lease agreement with Solinair, pursuant to which we wet-lease one of our A300-600 aircraft in our fleet to Solinair and Solinair operates the aircraft on behalf of itself, under the operational control of MNG Airlines, with MNG Airlines’s flight crew based at Istanbul Ataturk Airport in Türkiye. According to the wet lease agreement, all flights operated by Solinair shall be operated under Solinair’s flight number, through Solinair’s traffic rights and Soliniar shall pay a charter price per block hour. MNG Airlines is responsible for the technical operation of the aircraft and the safe performance of the flights and shall maintain all logos and records pertaining to the aircraft and retain full operational control and possession of the aircraft. The term of the lease expires on September 15, 2023.

On November 17, 2022, we executed another wet lease agreement with Solinair, pursuant to which we wet-lease one of our A300-600 aircraft in our fleet to Solinair and Solinair operates the aircraft on behalf of itself, under the operational control of MNG Airlines, with MNG Airlines’s flight crew based at Leipzig International Airport in Germany. According to the wet lease agreement, all flights operated by Solinair shall be operated under Solinair’s flight number, through Solinair’s traffic rights and Soliniar shall pay a charter price per block hour. MNG Airlines is responsible for the technical operation of the aircraft and the safe performance of the flights and shall maintain all logos and records pertaining to the aircraft and retain full operational control and possession of the aircraft. The term of the lease expires on June 30, 2023.

For the nine months ended September 30, 2022, Solinair paid €1.98 million in total to us in consideration of these wet lease arrangements.

We believe that each of the agreements described above have been made on arms-length terms comparable to those that would be available in transactions with unrelated parties. Our policy is to regularly seek quotes for services we procure to ensure that we are paying the most favorable price.

Our Related Persons Transaction Policy

The Turkish Commercial Code provides that a board member shall not conduct any transaction in his/her or any other person’s name, as a counterparty, with the company without prior approval of the company’s shareholders. Furthermore, board members that are not shareholders, as well as their relatives, including, among others, their spouse and children, who are also not shareholders, shall not incur debt from the company. Also, the company shall not grant any surety, guarantee or security to these persons, or undertake any of their liability or take over their debts. According to the Turkish Commercial Code, a board member shall not participate in discussions in which he/she, or his/her spouse’s relatives, own personal interest.

Furthermore, the Turkish Commercial Code provides that a shareholder of a company shall not participate and/or vote in discussions regarding matters which lead to a personal business or transaction or any dispute which is before a jurisdictional authority or an arbitrator, between the company and himself/herself, his/her relatives, including, among others, his/her spouse and children or (or any other company controlled by such persons). Also, members of the board of directors and managers of a company who are shareholders and also authorized to represent the company, shall not use their voting rights on the decisions relating to the release of board members. Additionally, shareholders of a company shall not incur debt from the company, as long as the capital commitments of the shareholders are fully paid and unless the company’s reserves and profit for the year exceeds the previous year’s losses.

Turkish capital markets law imposes certain additional requirements on companies in relation to related party transactions, including transactions with shareholders, board members and other related parties such as subsidiaries, depending on the magnitude and the scope of the transaction, such as the preparation of a valuation report and/or approval by the majority of independent members of the board of directors. If such related party transaction is not approved by the majority of the independent members of the board of directors in a meeting of the board of directors, then, such transaction must be presented to the general assembly of shareholders for approval. However, this rule would only apply to us from such time as the number of shareholders holding our ordinary shares amounts to 500 or more and such number is confirmed by the attendance of such number of shareholders in person or by proxy at a general assembly of shareholders.

Turkish tax regulations also impose certain sanctions on related party transactions, which are governed by the transfer pricing and disguised profit distribution rules.

In order to prevent risks of conflicts of interest or the appearance of conflicts of interest, all of our directors and employees are subject to our Anti-Bribery and Anti-Corruption Policy and certain other internal policies. Such policies and our other corporate governance policies are subject to periodic review and revision by our Board of Directors.

INFORMATION ABOUT GOLDEN FALCON

Introduction

We are a Delaware corporation structured as a blank check company formed on August 24, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

We seek to leverage our management team’s proprietary global network of strong relationships with private equity sponsors, entrepreneurs, venture and growth capital funds, family offices, large corporations, sovereign wealth funds and their owners and most senior officers to identify, structure, finance, acquire and support the operation of a business combination target. In pursuing our strategy we intend to take advantage of our management team’s extensive experience in investing in and operating businesses across a wide range of sectors and geographies.

While we may pursue an initial business combination with any target business and in any sector or geographical location, we had initially focused our search on companies operating in the technology, media, telecom, and fintech sectors that are headquartered in Europe, Israel, the Middle East or North America.

Initial Public Offering

The registration statements for the Golden Falcon IPO were declared effective by the SEC on December 17, 2020. On December 22, 2020, we consummated the Golden Falcon IPO of 34,500,000 Units, including the issuance of 4,500,000 Units as a result of the underwriters’ full exercise of their over-allotment option, with each Unit consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant. Each whole Warrant entitles the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. The Units in the Golden Falcon IPO were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $345,000,000.

Simultaneously with the consummation of the Golden Falcon IPO offering and the full over-allotment option, we consummated the private placement of an aggregate of 8,900,000 Private Placement Warrants to our Sponsor at a price of $1.00 per warrant, generating total gross proceeds of $8,900,000.

Our Units began trading on December 18, 2020 on the NYSE under the symbol “GFX.U.” Commencing on February 8, 2021, the shares of Class A Common Stock and Public Warrants comprising the Units began separate trading on the NYSE under the symbols “GFX” and “GFX WS,” respectively. Those Units not separated continue to trade on the NYSE under the symbol “GFX.U.”

Offering Proceeds Held in Trust

A total of $345,000,000 (or $10.00 per Unit sold in the Golden Falcon IPO) of the net proceeds from the Golden Falcon IPO and the private placement was placed in a Trust Account established for the benefit of our public stockholders, with CST acting as trustee, and has been invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of our initial business combination within the required time period and (ii) the distribution of the Trust Account, except that interest earned on the Trust Account can be released to pay our taxes payable and for dissolution expenses up to $100,000, as applicable.

The Extension Amendment

On December 20, 2022, our stockholders approved an amendment to our amended and restated certificate of incorporation (the “Extension Amendment”). The Extension Amendment extends the date by which Golden

Falcon must consummate its initial business combination from December 22, 2022 to June 22, 2023, or such earlier date as determined by the Golden Falcon Board. In connection with the stockholder vote to approve the Extension Amendment, the holders of 30,291,421 shares of Class A Common Stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.11 per share, for an aggregate redemption amount of approximately $306.3 million, leaving approximately $42.6 million in the Trust Account. In connection with the Extension Amendment, Golden Falcon entered into a commitment agreement with two stockholders, pursuant to which the stockholders agreed to not redeem an aggregate of 230,000 Public Shares in connection with the extension vote, in exchange for the sponsor’s commitment to transfer an aggregate of 115,000 Founder Shares (the “Transfer Shares”) to such stockholders following the Closing, within 10 days after the expiration of the earliest lockup applicable to the Founder Shares.

Fair Market Value of Target Business

Pursuant to the NYSE listing rules, our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. The Golden Falcon Board has determined that this test is met in connection with the proposed Business Combination. Notwithstanding the foregoing, if we are not then listed on the NYSE, these rules will not be applicable to us.

Shareholder Approval of Business Combination

Under the Existing Charter, in connection with any proposed business combination, we must seek stockholder approval of an initial business combination at a meeting called for such purpose at which Public Stockholders may seek to redeem their Public Shares, regardless of whether they vote for or against the proposed business combination. Accordingly, in connection with the Business Combination, the Public Stockholders may seek to redeem their Public Shares in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Shareholder Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the Business Combination Proposal, the Sponsor and all of our officers and directors have agreed to vote their Founder Shares and any Public Shares held by them in favor of such proposed business combination.

No directors or officers of Golden Falcon have purchased any securities of Golden Falcon in any open market transactions. However, at any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Golden Falcon or its securities, the Sponsor, our directors and officers and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of approval of the Business Combination Proposal and other proposals, reduce redemptions and increase the likelihood of satisfaction of the Available Cash condition, where it appears that such requirements for the consummation of the Business Combination would otherwise not be met. All shares repurchased by Golden Falcon affiliates pursuant to such arrangements would be voted in favor of the proposed Business Combination. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

Liquidation if No Business Combination

Under the Existing Charter, if we do not complete the Business Combination with MNG or another initial business combination by June 22, 2023 or such earlier date as determined by the Board (or such later date as may be approved by our stockholders), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the required timeframe.

Prior to the Golden Falcon IPO, the Sponsor, and our officers and directors waived their rights to participate in any liquidation distribution with respect to their Founder Shares. As a consequence of such waivers, a liquidating distribution will be made only with respect to the Public Shares. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless in the event we wind up.

To protect amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below: (1) $10.00 per Public Share; or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the Golden Falcon IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of Golden Falcon and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations. As a result, if we liquidate, the per-share distribution from the Trust Account could be less than $10.00 due to claims or potential claims of creditors. We will distribute to all of the Public Stockholders, in proportion to their respective equity interests, an aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses).

Employees

We currently have two officers and do not intend to have any full-time employees prior to the completion of our initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they have and intend to continue to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination.

Corporate Information

We currently maintain our executive offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711, and our telephone number is (970) 315-2644. We consider our current office space adequate for our current operations. Our corporate website address is www.goldenfalconcorp.com. The information contained on, or accessible through our corporate website or any other website that we may maintain is not incorporated by reference into this proxy statement/prospectus. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to these reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. Alternatively, you may access these reports at the SEC’s website at www.sec.gov.

Management

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Makram Azar	55	Chief Executive Officer and Director
Scott J. Friedheim	56	Chairman of the Board of Directors
Eli Muraidekh	54	Chief Financial Officer and Director
Xavier Rolet, KBE	62	Independent Director
Dominique D’Himmin	62	Independent Director
I. Martin Pompadur	86	Independent Director
Isabelle Amiel Azoulai	46	Independent Director
Mikael Breuer-Weil	57	Independent Director

Makram Azar has served as our Chief Executive Officer and as a member of the Golden Falcon Board since our inception. Mr. Azar is Chief Executive Officer and director of Full Circle Capital Limited, a private investment and advisory group, which he founded in January 2019. Since May 2019, Mr. Azar has also served as Chief Executive Officer and director of Full Circle Capital, a wholly-owned subsidiary of Full Circle Capital Limited. Previously, from 2010 to January 2019, he was at Barclays Bank PLC, where among other roles, he served as Chairman of Banking EMEA and Chairman of Barclays Bank PLC, MENA. Since January 2019, he has continued his relationship with Barclays Bank PLC, serving as Senior Advisor. Before this, Mr. Azar served as Managing Director and Head of MENA at KKR from 2008 to 2010. Prior to joining KKR, Mr. Azar had spent 18 years at Lehman Brothers, latterly as Global Head of Sovereign Wealth Funds and Chairman of Media Investment Banking EMEA. Previously he led the Media, Consumer & Retail Investment Banking businesses of Lehman Brothers in EMEA. Mr. Azar has completed a very large number of M&A, equity capital markets, debt capital markets and private equity deals with an aggregate value in excess of $350 billion, across a broad spectrum of geographies and industries, including telecoms, media, technology, consumer, sustainable energy, retail, hospitality, financial services, industrials and real estate. His clients have included some of the largest institutional investors, multinational corporations, sovereign wealth funds and governments. Mr. Azar holds a BA in Applied Economics from the University Paris-IX Dauphine and a Master’s degree in Management and Finance from École des Hautes Études Commerciales (HEC) in Paris.

Scott J. Freidheim has served as Chairman of the Golden Falcon Board since our inception. Since October 2016, Mr. Freidheim has served as Founder and Managing Partner of Freidheim Capital LLC, an investment family office. Previously, Mr. Freidheim served as Co-Chairman of the board of ettain group, a talent solutions company based in Charlotte, North Carolina, and Chief Executive Officer and director of CDI Corp., a publicly traded staffing and engineering company. Mr. Freidheim has served on senior leadership teams across multiple industries including financial services, mass merchandising, brand management and private equity. From 2011 to 2014, he served as Chief Executive Officer of Investcorp International, an alternative investment firm in London. From 2010 to 2011, he served as Executive Vice President and President of Kenmore Craftsman & Diehard for Sears Holdings Corporation (“Sears”). Prior to that, from 2009 to 2010, he served as Executive Vice President, Operating & Support Businesses at Sears. From 1991 to 2008, Mr. Freidheim served in several roles at Lehman Brothers, the most recent of which was Chief Administrative Officer and Executive Vice President. In addition, he currently serves, or has served, on several boards, including N+W Global Vending (Milan, Italy), Icopal (Herlev, Denmark), GL Education (London, England) and Lands’ End (Dodgeville, WI, USA). Mr. Freidheim

currently serves, or has served, on a number of not-for-profit boards. In 2005, he was named a Young Global Leader by the World Economic Forum and was a member of the WEF’s inaugural Global Agenda Council. Mr. Freidheim holds a BA from Northwestern University and a Master’s degree in Management with concentration in Finance from Northwestern’s Kellogg School of Management.

Eli Muraidekh has served as our Chief Financial Officer and as a member of the Golden Falcon Board since our inception. Since 2014, Mr. Muraidekh has served as the Founder, Chief Executive Officer and Chief Investment Officer, and as a director, of Telamon Capital LLP. Prior to this, from 2009 to 2014, Mr. Muraidekh served as Executive Board Director, Investment Committee Member and Investment Director at Windmill Hill Asset Management, a financial services company. While there, Mr. Muraidekh managed the assets of the philanthropic foundations of Lord Jacob Rothschild totaling over $2.0 billion. He invested across multiple asset classes globally, ranking the endowment in the top five percentile of over 400 endowments tracked by Cambridge Associates. Previously, Mr. Muraidekh was Executive Director of the Value Recovery Fund at Blue Bay Asset Management. Prior to that, Mr. Muraidekh was Co-Founder of Elwin Capital Partners and Executive Director at Goldman Sachs. Mr. Muraidekh has also worked at McKinsey in London and Morgan Stanley in New York. Mr. Muraidekh holds a BA in Economics summa cum laude from Yale University, where he graduated first in his class, and an MBA with distinction from the Harvard Business School.

Xavier Rolet, KBE has served on the Golden Falcon Board as an independent director since the closing of the Golden Falcon IPO. From January 2019 to January 2020, Mr. Rolet served as Chief Executive Officer of CQS, a global hedge fund. Previously, from 2009 to 2018, Mr. Rolet was the Chief Executive Officer of the London Stock Exchange (“LSE”). Mr. Rolet was named as one of the 100 Best CEOs in the World in the 2017 Harvard Business Review. In his decade at the helm of the LSE, the LSE’s market valuation rose from £800 million to more than £15 billion. He is currently the Chairman and Chief Executive Officer of World Quantum Growth Acquisition Corp., a member of the Board of Overseers of Columbia Business School, a member of the Board of Directors of the Saudi Stock Exchange (Tadawul), an External Director – Portfolio Companies of the Public Investment Fund (PIF), an Expert Adviser to the Shanghai Institute of Finance for the Real Economy (SIFRE), a Member of the Senior Advisory Board at Towerbrook Capital Partners LP, and a Founder and Director of a number of other privately held companies. He has held various senior positions in the financial services industry throughout his career, including Chief Executive Officer of Banque Lehman Brothers in Paris; co-head of Global Equity & Derivatives Trading at Lehman Brothers New York; Global Head of Risk and Trading at Dresdner Kleinwort Wasserstein; Vice-President, International Equity Risk Arbitrage at Goldman Sachs New York; and co-Head of European Equities Sales and Trading at Goldman Sachs International Ltd. in London. Mr. Rolet holds an MSc in management science and finance from the KEDGE Business School, an MBA from Columbia Business School and a post-graduate degree from Paris-based IHEDN (Institute of Advanced Studies in National Defense).

Dominique D’Hinnin has served on the Golden Falcon Board as an independent director since the closing of the Golden Falcon IPO. Since 2017, Mr. D’Hinnin has beenchairman of the board of EUTELSAT Communications, a French satellite service company. From 2009 to 2016, Mr. D’Hinnin served as Co-Managing Partner of Lagardère Group. Previously, he was Chief Financial Officer of Lagardère Group, Executive Vice President of Grolier Inc., and Chief Financial Officer of the publisher Hachette Livre, following his active role in the financial and legal restructuring of the Lagardère Group where he oversaw the merger of Matra with Hachette. Mr. D’Hinnin is also a board member of EDENRED, a French corporate services company, Technicolor, a French technology company, and Louis Delhaize SA, a Belgium private retail group. Mr. D’Hinnin was formerly a board member of PRISA, the world’s Spanish and Portuguese media group, and EADS-Airbus, the Deputy Chairman of the Supervisory Board of Canal+ France, Vice Chairman at Atari, and he sat on the Strategic Council at PricewaterhouseCoopers France. Mr. D’Hinnin has also held board positions at Marie Claire Album, Holding Evelyne Prouvost, Editions Amaury, and Le Monde. Mr. D’Hinnin received his undergraduate degree from École Normale Supérieure (in classical culture) and a graduate degree from Ecole Nationale d’Administration.

I. Martin Pompadur has served on the Golden Falcon Board as an independent director since the closing of the Golden Falcon IPO. Mr. Pompadur is currently an investor and advisor to various companies, and a board member of Nexstar Media Group, Inc., Chicken Soup for the Soul Entertainment, Inc., and Troika MediaGroup all of which are publicly traded companies. Previously, from 2009 to 2016, he served as Global Vice Chairman, Media and Entertainment at Macquarie Capital, an investment bank and financial services company. From June 1998 to November 2008, Mr. Pompadur held several positions at News Corporation, a multinational mass media corporation, including Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe and a member of News Corporation’s Executive Management Committee. In January 2000, Mr. Pompadur was appointed Chairman of News Corporation Europe. In 1985, as advisor to News Corporation, Mr. Pompadur helped acquire for News Corporation the Metromedia television station group and wrote the business plan for the start-up of the Fox Television Network. From 1982 to April 2007, Mr. Pompadur was Chairman and Chief Executive Officer of RP Media Management which operated 12 television stations, 25 radio stations and numerous cable television systems totaling 500,000 subscribers. From 1977 to 1982, Mr. Pompadur served as President of Ziff Corporation, then a holding company for Ziff-Davis Publishing Company. Prior to that, from 1960 to 1977, Mr. Pompadur worked at ABC, Inc. where he held several positions, including General Manager of the Television Network, Vice President of the Broadcast Division, President of the Leisure Activities Group and Vice President of ABC, Inc. Mr. Pompadur was also previously a Managing General Partner at Northeastern Television Investors LP and was Chairman and Chief Executive Officer of GP Station Partners and of Multivision Cable TV. Mr. Pompadur previously served as a director of IMAX Corporation and Truli Media Group, Inc., both publicly traded companies, and as a director of ABC. Inc, BSkyB, Sky Italia, Premier World, Fox Kids Europe, Metromedia International and Elong. Mr. Pompadurholds a BA from Williams College and a law degree from the University of Michigan Law School.

Isabelle Amiel Azoulai has served on the Golden Falcon Board as an independent director since the closing of the Golden Falcon IPO. Ms. Azoulai is Founder and Managing Partner of Sienna Venture Capital. Previously, she was Co-Founder and Managing Partner at La Maison SA, a private equity and venture capital investment group formed in 2014, where she led more than 50 direct technology-focused investments in Israel, the United States, Europe and China. Ms. Azoulai also serves as the personal advisor to several ultra-high net worth European entrepreneurs. From 2014 to 2019, Ms. Azoulai was also a Senior Banker and Partner at Banque Leonardo, SA, a banking company. Ms. Azoulai was formerly an investment partner at Credit Suisse, where she managed the Ultra High Net Worth Individuals department. Prior to that, she managed the investment consulting department of Credit Suisse Private Banking in Paris. Ms. Azoulai is a founding member of the benefit committee of Institut Imagine, the French institute for genetic diseases. Ms. Azoulai holds a Master’s degree in Business from Lincoln International Business School.

Mikael Breuer-Weil has served on the Golden Falcon Board as an independent director since the closing of the Golden Falcon IPO. Mr. Breuer-Weil co-founded Marylebone Partners LLP, an investment management boutique, in September 2013 and served as founding partner and Chief Investment Officer until March 2020, when he stepped down from his executive roles. Previously, from 1994 to 2012, he was the Principal Investment Adviser to philanthropic and family foundations connected to Lord Jacob Rothschild, and in 2007 became Investment Director for RIT Capital Partners plc, an investment trust with a current market value of approximately £2.8 billion. Additionally, he has held various non-executive and investment advisory roles and he remains an adviser to a number of charitable and family organizations. Mr. Breuer-Weil started his career at Mercury Asset Management in 1986 and worked as a fund manager including a period of secondment with Odyssey Partners LLP in New York. Mr. Breuer-Weil graduated from the London School of Economics with a degree in law.

Number and Terms of Office of Officers and Directors

The Golden Falcon Board consists of eight members. The Golden Falcon Board is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of

Isabelle Amiel Azoulai and Mikael Breuer-Weil expired at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Eli Muraidekh, Dominique D’Hinnin and I. Martin Pompadur, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Makram Azar, Scott Freidheim and Xavier Rolet, KBE, will expire at the third annual meeting of stockholders.

Our officers are appointed by the Golden Falcon Board and serve at the discretion of the Golden Falcon Board, rather than for specific terms of office. The Golden Falcon Board is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws will provide that our officers may consist of one or more Chairmen of the board, one or more Chief Executive Officers, a President, a Chief Financial Officer, Chief Investment Officer, Vice Presidents, Secretary, Treasurer and such other offices as may be determined by the Golden Falcon Board.

Strategic Advisory Group

Our strategic advisory group consists of individuals who have complementary sourcing and operational expertise in our sectors of focus. Our strategic advisory group currently includes:

•

Francois Barrault, Chairman & Founder, FDB Partners; formerly CEO, BT Global Services; President, BT International; President & CEO, Lucent EMEA; CEO, Lucent Mobile International; Founder, DigiWorld Summit;

•	Joseph Berardino, Managing Director, Alvarez & Marsal; formerly Partner, Arthur Andersen; CEO, Andersen

•	Matthew Bronfman, Chairman & CEO, BHB Holdings; Chairman, Lincoln Avenue Capital; formerly Chairman, Bronfman Rothschild; Partner, ACI Capital;

•

David Gardner, OBE, Co-founder and General Partner of London Venture Partners; formerly CEO of Atari; Executive Vice President of Electronic Arts; Board of Directors of Embracer Group and Double Loop Games;

•

Arjun Gupta, founder and managing partner of TeleSoft Partners; Chairman, Nexant Inc.; Chairman, Calient Technologies Inc.; Board of Directors of Larsen & Toubro Infotech Ltd; Board of Directors of L&T Technology Services Limited;

•	Travis Katz, CEO, BrightDrop; formerly Entrepreneur-in-Residence, Redpoint Ventures; Vice President of Products, Skyscanner; Co-Founder & CEO, Trip.com; Co-Founder, Fox Interactive Media;

•

Gerrit Meier, CEO, foodspring; formerly Global CEO, Red Bull Media Network; Managing Director, Red Bull Media House; President, International WWE; Global General Manager for Distribution and Partnerships, Spotify; COO, iHeartMedia’s Digital Division;

•	Tom Mockridge, former CEO, Virgin Media; Deputy Chairman, BSkyB; CEO, News Corp UK & Ireland; CEO, European TV News Corp; CEO, Sky Italia; Chairman, Star TV;

•	Lionel de Saint-Exupéry, Executive Board Member and Chairman of the Strategic Committee, China Development Financial Holdings; CEO & Chairman, Investment Committee of CDIB Capital; and

•

Kenneth I. Tuchman, former Vice-Chairman, Bank of Montreal; Vice-Chairman, Bank of America Merrill Lynch; Co-Head Global M&A, Lehman Brothers; Chairman, Global Americas, Dresdner Kleinwort Wasserstein.

We may add additional members to the strategic advisory group from time to time. Unlike our management team, members of our strategic advisory group are not responsible for managing our day-to-day affairs and have no authority to engage in substantive discussions with business combination targets on our behalf. Members of our strategic advisory group are not paid, but may be reimbursed for any out-of-pocket expenses incurred by them, in connection with the search for business combination targets before or after the consummation of our initial business combination. We have not currently entered into any formal arrangements or agreements with the members of our strategic advisory group to provide services to us and they have no fiduciary obligations to present business opportunities to us.

To align the incentives of members of the strategic advisory group with our stockholders, a majority of the members of the strategic advisory group have invested in our Sponsor and are eligible to share in a portion of the appreciation in Founder Shares and Private Placement Warrants, provided that we successfully complete a business combination.

Committees of the Golden Falcon Board

The Golden Falcon Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which is composed solely of independent directors. Each committee operates under a charter that has been approved by the Golden Falcon Board and has the composition and responsibilities described below. The charter of each committee is available to view at our website, www.goldenfalconcorp.com, under the Governance Documents section.

Audit Committee

The members of our Audit Committee are Messrs. Breuer-Weil and Pompadur and Ms. Amiel Azoulai. Mr. Breuer-Weil serves as chair of the Audit Committee. Each member of the Audit Committee is financially literate and the Golden Falcon Board has determined that Mr. Breuer-Weil qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an Audit Committee charter, which details the purpose and principal functions of the Audit Committee, including:

•	the appointment, compensation, retention and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•	overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements,

•	overseeing the independent auditors’ qualifications and independence and the performance of the internal audit function and independent auditors;

•	assisting with oversight of the design and implementation of the internal audit function;

•	reviewing and approving the annual audit plan for the Company;

•	discussing earnings press releases and financial information provided to analysts and rating agencies;

•	discussing with management our policies and practices with respect to risk assessment and risk management;

•	reviewing any audit problems or difficulties and management’s response with the independent auditors;

•	meeting periodically with each of management, internal auditors and the independent auditors;

•

pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, including the fees and terms of the services to be performed;

•	reviewing and discussing our annual audited financial statements and quarterly financial statements with management and the independent auditor;

•	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried outby the firm and any steps taken to deal with such issues;

•

establishing procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•	evaluating, on an annual basis, the audit committee’s performance and reporting regularly to the Golden Falcon Board.

Compensation Committee

The members of our Compensation Committee are Messrs. Pompadur and Rolet. Mr. Rolet serves as chair of the Compensation Committee.

We have adopted a Compensation Committee charter, which details the purpose and responsibilities of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and, either as a committee or together with the other independent directors (as directed by the Golden Falcon Board), determining and approving the compensation level (if any) of our Chief Executive Officer based on such evaluation;

•	setting salaries and approving incentive compensation awards and equity compensation plan awards for all Section 16 officers as designated by the Golden Falcon Board;

•	reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	if required, producing a report on executive compensation to be included in our annual proxy statement;

•	reviewing, evaluating and recommending changes, if appropriate, to the compensation for directors; and

•	evaluating, on an annual basis, the Compensation Committee’s performance.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Messrs. D’Hinnin and Rolet and Ms. Amiel Azoulai. Mr. D’Hinnin serves as chair of the Nominating and Corporate Governance Committee.

We have adopted a Nominating and Corporate Governance Committee charter, which details the purpose and responsibilities of the Nominating and Corporate Governance Committee, including:

•	identifying individuals qualified to become members of the Golden Falcon Board;

•	recruiting, reviewing and making recommendations to the Golden Falcon Board regarding nominees for election or to fill vacancies on the Golden Falcon Board;

•	developing the criteria and qualifications for membership on the Golden Falcon Board;

•	reviewing candidates proposed by stockholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	reviewing the independence of each director and making a recommendation to the Golden Falcon Board with respect to each director’s independence;

•	developing and recommending to the Golden Falcon Board the corporate governance guidelines applicable to us and reviewing our corporate governance guidelines at least annually;

•	making recommendations to the Golden Falcon Board with respect to the membership of the Audit, Compensation and Nominating and Corporate Governance Committees;

•

overseeing the evaluation of the performance of the Golden Falcon Board and its committees and management, on a continuing basis, including an annual self-evaluation of the performance of the Nominating and Corporate Governance Committee;

•	reviewing our overall corporate governance and reporting to the Golden Falcon Board on its findings and any recommendations; and

•	monitoring and making recommendations regarding committee functions, contributions, and composition.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating and Corporate Governance Committee charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the Golden Falcon Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating and Corporate Governance Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Golden Falcon Board. The Nominating and Corporate Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Golden Falcon Board members. The Nominating and Corporate Governance Committee will not distinguish among nominees recommended by stockholders and other persons.

Code of Ethics, Corporate Governance Guidelines and Committee Charters

We have adopted a Code of Business Conduct and Ethics (“Code of Ethics”) applicable to our directors, officers and employees in accordance with applicable federal securities laws. We have filed a copy of our Code of Ethics, our Audit Committee Charter, our Compensation Committee Charter and our Nominating and Corporate Governance Committee Charter as exhibits to our registration statement for the Golden Falcon IPO. You may also review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

The Golden Falcon Board has also adopted Corporate Governance Guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which the Golden Falcon Board and its committees operate. Copies of our Corporate Governance Guidelines, our Code of Ethics, our Audit Committee Charter, our Compensation Committee Charter and our Nominating and Corporate Governance Committee Charter are available on our corporate website, under the Governance Documents section. The information contained on or accessible through our corporate website or any other website that we may maintain is not incorporated by reference into this report.

Officer and Director Compensation

None of our officers, directors or members of our strategic advisory group has received any cash compensation for services rendered to us. We pay an affiliate of our Sponsor for administrative, research, transaction and other support services provided to us in the amount of up to $10,000 per month until the earlier of completion of a business combination or liquidation. No compensation of any kind, including finder’s and consulting fees, will be paid by us to our Initial Stockholders, officers, directors or members of our strategic advisory group, or any of their respective affiliates, for services rendered prior to or in connection with the completion of our initial business combination, except that at the closing of our initial business combination, we may pay a customary financial consulting fee to our Initial Stockholders, officers, directors, members of our strategic advisory group or their affiliates which will not be made from the proceeds of the Golden Falcon IPO held in the Trust Account prior to the completion of our initial business combination. We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources in order to assess, negotiate and consummate an initial business combination. The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of our Audit Committee pursuant to the Audit Committee’s policies and procedures relating to transactions that may present conflicts of interest. We would disclose any such fee in the proxy or tender offer materials used in connection with a proposed business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our Audit Committee reviews on a quarterly basis all payments that were made by us to our Initial Stockholders, officers or directors, or our or their affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the Golden Falcon Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Golden Falcon Board.

We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.

Compensation Committee Interlocks and Insider Participation

None.

Legal Proceedings

To the knowledge of our management, there is no material litigation, arbitration or governmental proceeding currently pending against Golden Falcon or any members of the management team in their capacity as such.

Periodic Reporting and Audited Financial Statements

We have registered our securities under the Exchange Act and have reporting obligations, including the requirement to file annual, quarterly and current reports with the SEC. Our filings with the SEC are available on the SEC website (http://www.sec.gov), which the SEC maintains for reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

GOLDEN FALCON’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this “Golden Falcon’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “Company”, “us”, “our” or “we” refer to Golden Falcon. References to our “management” or our “management team” refer to the officers and directors of Golden Falcon, and references to the “Sponsor” refer to Golden Falcon Sponsor Group LLC. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company formed under the laws of the State of Delaware on August 24, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of the Golden Falcon IPO and the sale of the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.

Recent Developments

Proposed Business Combination

See “The Business Combination” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

The Business Combination Agreement

See “The Business Combination Agreement” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities through September 30, 2022 were organizational activities, those necessary to prepare for the Golden Falcon IPO, described below, and, after the Golden Falcon IPO, identifying a target company for a business combination, and, after signing the Business Combination Agreement, completing the Business Combination. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account, along with non-operating income or expense related to the change in fair value of the warrant liabilities and the Sponsor Convertible Promissory Note. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2022, we had a net income of $1,256,116, which consists of interest earned on marketable securities held in the Trust Account of $1,555,959, change in fair value of warrant liabilities of $784,500, unrealized gain on marketable securities held in the Trust Account of $110,504 and change in fair value of convertible promissory note – related party of $27,500, partially offset by formation and operational costs of $829,255 and provision for income taxes of $393,092.

For the nine months ended September 30, 2022, we had a net income of $15,198,906, which consists of interest earned on marketable securities held in the Trust Account of $2,310,067, change in fair value of convertible promissory note – related party of $174,022 and change in fair value of warrant liabilities of $14,889,810, partially offset by formation and operational costs of $1,711,003, unrealized loss on marketable securities held in the Trust Account of $39,779, and provision for income taxes of $424,213.

For the three months ended September 30, 2021, we had a net income of $7,806,256, which consists of interest earned on marketable securities held in the Trust Account of $39,274, unrealized loss on marketable securities held in the Trust Account of $9,879, change in fair value of convertible promissory note $17,900 and change in fair value of warrant liabilities of $8,106,500, partially offset by formation and operational costs of $367,297.

For the nine months ended September 30, 2021, we had a net income of $19,735,413, which consists of interest earned on marketable securities held in the Trust Account of $117,044, unrealized loss on marketable securities held in the Trust Account of $6,914, change in fair value of convertible promissory note $17,900 and change in fair value of warrant liabilities of $21,181,500, partially offset by formation and operational costs of $1,587,945.

For the year ended December 31, 2021, we had a net income of $19,323,177, which consists of interest earned on marketable securities held in the trust account of $155,704, unrealized gain on marketable securities held in the trust account of $5,765, change in fair value of convertible promissory note – related party of $60,511 and change in fair value of warrant liabilities of $20,935,690, partially offset by formation and operational costs of $1,834,493.

For the period from August 24, 2020 (inception) through December 31, 2020, we had a net loss of $10,661,113, which consists of formation and operational costs of $81,585, transaction costs incurred in connection with IPO of $1,069,399, change in fair value of warrant liabilities of $8,629,500, and fair value of warrant liability in excess of proceeds received in private placement of $890,000, offset by interest income – bank of $1, interest earned on marketable securities held in the trust account of $5,916 and an unrealized gain on marketable securities held in our trust account of $3,454.

Liquidity and Capital Resources

On December 22, 2020, we consummated the Golden Falcon IPO of 34,500,000 Units, at $10.00 per Unit, which included the full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, generating gross proceeds of $345,000,000. Simultaneously with the closing of Golden Falcon IPO we consummated the sale of 8,900,000 Private Placement Warrants to the Sponsor at a price of $1.00 per warrant, generating gross proceeds of $8,900,000.

Following the Golden Falcon IPO, the full exercise of the over-allotment option, and the sale of the Private Placement Warrants, a total of $345,000,000 was placed in the Trust Account. Transaction costs amounted to $19,455,706, consisting of $6,900,000 of underwriting fees, net of reimbursement, $12,075,000 of deferred underwriting fees and $480,706 of other offering costs.

On December 6, 2022, UBS Securities LLC and Moelis & Company LLC, the representatives in Golden Falcon’s IPO, agreed, on behalf of the underwriters, to a reduction of their deferred underwriting fee of $0.35 per unit. Pursuant to an amendment to the underwriting agreement, the deferred underwriting fee from any remaining funds on deposit in the Trust Account and/or any other funds available in connection with the Business Combination, which will be payable at Closing is as follows: (i) $5,000,000 of the deferred underwriting fee (the “Minimum Deferred Underwriting Fee”) will be due and payable in cash to the underwriters, upon the closing of the Business Combination irrespective of the amount of Available Cash; (ii) if the Available Cash is equal to or greater than $30.0 million and up to $100.0 million, an additional amount equal to up to $4.0 million of the deferred underwriting fee will be due and payable in cash to the underwriters upon the closing of the Business Combination, which additional amount will be linearly determined in relation to the amount of the Available

Cash and will be at least $0 and up to $4.0 million; and (iii) if the Available Cash is equal to or greater than $100.0 million and up to $345.0 million, an additional amount of up to $3,075,000 of the deferred underwriting fee will be due and payable in cash to the underwriters upon the closing of the Business Combination, which additional amount will be linearly determined in relation to the amount of the Available Cash and will be at least $0 and up to $3,075,000 (such additional amounts in clauses (ii) and (iii) being referred to herein as an “Incremental Deferred Underwriting Commission”, and together with the Minimum Deferred Underwriting Fee, the “Deferred Underwriting Fee”).

For the nine months ended September 30, 2022, net cash used in operating activities was $918,676. Net income of $15,198,906 was affected by the change in fair value of warrant liabilities of $14,889,810, change in fair value of convertible promissory note – related party of $174,022, interest earned on marketable securities held in Trust Account of $2,310,067 and an unrealized gain on marketable securities held in Trust Account of $39,779. Changes in operating assets and liabilities provided $1,216,538 of cash from operating activities primarily due to a decrease in prepaid expenses and an increase in accounts payable and accrued expenses and income taxes payable.

For the nine months ended September 30, 2021, net cash used in operating activities was $1,078,901. Net income of $19,735,413 was affected by the change in fair value of warrant liabilities of $21,181,500, change in fair value of convertible promissory note of $17,900, interest earned on marketable securities held in Trust Account of $117,044 and an unrealized gain on marketable securities held in Trust Account of $6,914. Changes in operating assets and liabilities provided $509,044 of cash from operating activities primarily due to a decrease in prepaid expenses and an increase in accounts payable and accrued expenses.

For the year ended December 31, 2021, net cash used in operating activities was $1,299,101. Net income of $19,323,177 was affected by the change in fair value of warrant liabilities of $20,935,690, change in fair value of convertible promissory note – related party of $60,511, interest earned on marketable securities held in trust account of $155,704 and an unrealized gain on marketable securities held in trust account of $5,765. Changes in operating assets and liabilities provided $535,392 of cash from operating activities.

For the period from August 24, 2020 (inception) through December 31, 2020, cash used in operating activities was $553,424. Net loss of $10,661,113 was affected by interest earned on marketable securities held in trust account of $5,916, an unrealized gain on marketable securities held in trust account $3,454, transaction costs incurred in connection with initial public offering of $1,069,399, fair value of warrant liability in excess of proceeds received in private placement of $890,000 and change in fair value of warrant liabilities of $8,629,500. Changes in operating assets and liabilities used $471,840 of cash from operating activities.

For the nine months ended September 30, 2022, net cash provided by financing activities was $300,000 as a result of the drawdowns on the Sponsor Convertible Promissory Note.

For the nine months ended September 30, 2021, net cash provided by financing activities was $120,000 as a result of the drawdown on the Sponsor Convertible Promissory Note.

For the year ended December 31, 2021, net cash provided by financing activities was $320,111 as a result of the drawdowns on the Convertible Note.

For the period from August 24, 2020 (inception) through December 31, 2020, net cash used in investing activities was $345,000,000 as a result of the investment of cash into the trust account. Net cash provided by financing activities for the same period was $346,544,294 inclusive of $25,000 and $338,100,000 as a result of proceeds from the issuance of Class B common stock to the Sponsor and proceeds from the sale of units, respectively. Net cash was also influenced by $8,900,000 provided by the sale of Private Placement Warrants and partially offset by the payment of offering costs of $480,706.

At September 30, 2022 we had cash and marketable securities held in the Trust Account of $346,782,294 consisting of U.S. Treasury Bills with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. As of September 30, 2022, net cash provided by investing activities was $658,833 as a result of permitted withdrawals of interest earned on the Trust Account to pay our franchise and income taxes.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions, franchise taxes, and income taxes payable), to complete our business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

At September 30, 2022, we had cash of $52,037 outside of the Trust Account, accounts payable and accrued expenses of $1,175,377, and income taxes payable of $173,213. We intend to use the funds held outside the Trust Account in addition to the remaining amount unborrowed on the Sponsor Convertible Promissory Note (as defined below) of $379,889 primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of our directors and officers may, but are not obligated to, lend us funds as may be required. If we complete a business combination, we would repay such lent amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such lent amounts but no proceeds from our Trust Account would be used for such repayment. On September 13, 2021, the Sponsor agreed to lend us an aggregate of up to $1,000,000 pursuant to a convertible promissory note for working capital purposes (the “Sponsor Convertible Promissory Note”). At September 30, 2022, there was $620,111 of cumulative cash advanced under the Sponsor Convertible Promissory Note. As of the date of this proxy statement/prospectus, there was $806,495 of cumulative cash advanced under the Sponsor Convertible Promissory Note. The Sponsor Convertible Promissory Note was valued using the fair value method. The advances of $300,000 for the nine months ended September 30, 2022 were initially valued at $160,622 whereas the difference of $139,378 was recorded as a credit to stockholders’ deficit. The change in the fair value of the note recorded in the statements of operations for the three and nine months ended September 30, 2022 were $27,500 and $174,022, respectively, resulting in a fair value of the Sponsor Convertible Promissory Note of $246,200. For the three and nine months ended September 30, 2021, the change in fair value of the note recorded in the condensed statements of operations was $17,900, resulting in a fair value of the Sponsor Convertible Promissory Note of $102,100.

In connection with the stockholder vote to approve the Extension Amendment, the holders of 30,291,421 shares of Class A Common Stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.11 per share, for an aggregate redemption amount of approximately $306.3 million, leaving approximately $42.6 million in the Trust Account.

Going Concern

As of September 30, 2022, we had $52,037 in our operating bank account, $346,782,294 in marketable securities held in the Trust Account to be used for a business combination, or to repurchase or redeem our stock in connection therewith, and a working capital deficit of $1,035,493, which excludes the permitted withdrawal should we elect to withdraw from the Trust Account for franchise taxes payable of $19,347 or income taxes payable of $173,213. As of September 30, 2022, $1,782,294 of the amount on deposit in the Trust Account represented interest income, $39,779 of which was recorded as an unrealized loss. Interest income earned on the

Trust Account is available to pay our tax obligations. Through September 30, 2022, $658,833 was withdrawn from the Trust Account to pay our tax obligations.

We may raise additional capital through loans or additional investments from the Sponsor or an affiliate of the Sponsor or certain of its directors and officers. The Sponsor may but is not obligated to (except as described below), lend the Company funds, from time to time in whatever amounts it deems reasonable in its sole discretion, to meet our working capital needs. We had drawn an aggregate of $620,111 under the Sponsor Convertible Promissory Note as of September 30, 2022, which includes additional financing prior to completing the Business Combination, however. Moreover, we may need to obtain drawdowns of $120,000 on September 13, 2021, $114,311 on October 5, 2021, $70,800 on October 26, 2021, $15,000 on November 29, 2021, $150,000 on January 31, 2022, and $150,000 on March 31, 2022. As of the date of this proxy statement/prospectus, we had drawn an aggregate of $806,495. There can be no assurance that we will be able to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination.

If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all.

In connection with Golden Falcon’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements – Going Concern, pursuant to our amended and restated certificate of incorporation, we had until December 22, 2022 to consummate a business combination. On December 20, 2022, our stockholders approved the Extension Amendment which extends the date by which we must consummate our initial business combination from December 22, 2022 to June 22, 2023 or such earlier date as determined by the Golden Falcon Board. If a business combination is not consummated by June 22, 2023, there will be a mandatory liquidation and subsequent dissolution of the Company after June 22, 2023. Although we intend to consummate a business combination on or before June 22, 2023, it is uncertain that we will be able to consummate a business combination by such date. This, as well as our liquidity condition, raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after June 22, 2023.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2022.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for certain administrative, research, transaction and other support services. We began incurring these fees on December 22, 2020 and will continue to incur these fees monthly until the earlier of the completion of the business combination and our liquidation. In addition for both the three and nine months ended September 30, 2022, the Company reimbursed such affiliate of the Sponsor for certain costs incurred on the Company’s behalf in the amounts of $6,075 which is included in general and administrative expenses in the accompanying condensed statement of operations.

The underwriters are entitled to the Deferred Underwiting Fee. The Deferred Underwriting Fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. Our critical accounting policies are presented below:

Warrant Liabilities and Convertible Note – Related Party

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own Class A common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. The Company accounts for its Convertible Note under ASC 815, Derivatives and Hedging (“ASC 815”). Under 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for its Convertible Note. Using fair value option, the Convertible Note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash change in the fair value of the Convertible Note in the statements of operations. The fair value of the option to convert into private warrants was valued utilizing the closed-form model.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Class A Common Stock Subject to Possible Redemption

We account for our shares of Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, all of the Class A common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ deficit section of our balance sheets.

Net Income (Loss) per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating income (loss) per common share. Re-measurement associated with the redeemable shares of Class A common stock is excluded from income (loss) per common share as the redemption value approximates fair value.

The calculation of diluted income (loss) per common share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events, and (iii) any warrants that could be acquired through conversion of convertible debt. As of December 31, 2021, there are currently 34,500,000 shares of Class A common stock in the aggregate which does not include the warrants that could be issued as a result of the conversion option in the Convertible Note. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common share is the same as basic net income (loss) per common share for the periods presented.

CERTAIN GOLDEN FALCON RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In September 2020, we issued 7,187,500 Founder Shares to our Sponsor in exchange for a capital contribution of $25,000. In November 2020, our Sponsor transferred an aggregate of 150,000 Founder Shares to our independent directors. On December 17, 2020, we effected a dividend and, as a result, our Sponsor currently holds 8,445,000 Founder Shares and each of our five independent directors currently holds 36,000 Founder Shares, such that our Initial Stockholders own an aggregate of 8,625,000 Founder Shares. The Founder Shares (including the Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Simultaneously with the consummation of the Golden Falcon IPO and the full over-allotment option, we consummated the private placement of an aggregate of 8,900,000 Private Placement Warrants for a purchase price of $1.00 per warrant, generating total proceeds of $8,900,000. Each Private Placement Warrant entitles the holder to purchase one share of our Class A Common Stock at $11.50 per share, subject to adjustment as provided herein. The Private Placement Warrants (and the Class A Common Stock issuable upon exercise of such warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. There will be no redemption rights or liquidating distributions with respect to our Founder Shares or Warrants, which will expire worthless if we fail to complete our business combination by June 22, 2023 or by the Extended Date.

Commencing on December 18, 2020, we reimburse Full Circle Capital Services Limited, an affiliate of our Sponsor, for certain administrative, research, transaction and other support services provided to us in the total amount of up to $10,000 per month, through June 22, 2023, or the Extended Date, or the earlier of completion of our initial business combination and our liquidation.

No compensation of any kind, including finder’s and consulting fees, will be paid by us to our Initial Stockholders, officers, directors and members of our strategic advisory group, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination, except that at the closing of our initial business combination, we may pay any of such individuals or entities a customary financial consulting fee, which will not be made from the proceeds of the Golden Falcon IPO held in the Trust Account prior to the completion of our initial business combination. We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources in order to assess, negotiate and consummate an initial business combination.

The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of our audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest. We would disclose any such fee in the proxy or tender offer materials used in connection with a proposed business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our Audit Committee reviews on a quarterly basis all payments that were made by us to our Initial Stockholders, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Our Sponsor lent us an aggregate of $177,225 in connection with the expenses of the Golden Falcon IPO, pursuant to the terms of an unsecured promissory note, which was subsequently repaid on December 23, 2020 and December 28, 2020.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our Sponsor, officers, directors or their affiliates may, but are not obligated to, loan us funds on a non-interest basis as may be required. If we complete our initial business combination, we may repay such lent amounts out of the proceeds of the Trust Account released to us. Otherwise, such loans would be repaid only out of funds held outside the Trust Account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such lent amounts but no proceeds from our Trust Account would be used to repay such lent amounts. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Except for the Sponsor Convertible Promissory Note described below, the terms of such loans have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our Sponsor, officers, directors or their affiliates as we do not believe third parties will be willing to lend such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

On September 13, 2021, the Sponsor agreed to lend us an aggregate of up to $1,000,000 for working capital purposes pursuant to the Sponsor Convertible Promissory Note. The Sponsor Convertible Promissory Note is non-interest bearing and payable upon consummation of our initial business combination. At the Sponsor’s discretion, the Sponsor Convertible Promissory Note may be converted into warrants of the post-business combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of the date of this proxy statement/prospectus, we had drawn an aggregate of $806,495 under the Sponsor Convertible Promissory Note.

After our initial business combination, members of our management team who remain with us, if any, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offeror proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into indemnification agreements with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We entered into a registration rights agreement, dated as of December 17, 2020, with respect to the Founder Shares, Private Placement Warrants, and Warrants that may be issued upon conversion of working capital loans (and their respective component securities) and the shares of Class A Common Stock issuable upon exercise of the foregoing and upon conversion of the Founder Shares.

Related Party Policy

Following the Golden Falcon IPO, we adopted a written Related Party Transactions Policy that requires all future related party transactions to be reviewed by our Audit Committee in accordance with the procedures set forth in such policy. Related party transactions are defined as transactions in which (i) the company was or is to be a participant; (ii) the amount involved exceeds $120,000; and (iii) a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy include: (i) our directors, nominees for director, executive officers or any person who has served in any of such roles since the beginning of the most recent fiscal year, even if he or she does not currently serve in that role; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; and (iii) any immediate family member of any of the foregoing. In reviewing related party transactions, the Audit Committee considers, among other factors, whether the terms of the related party transaction are fair to the company and on the same basis as would apply if the transaction did not involve a related party. Any member of the Audit Committee who has an interest in the transaction under discussion will abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the Audit Committee, participate in some or all of the Audit Committee’s discussions of the related party transaction.

The transactions discussed above that occurred prior to our Golden Falcon IPO were not reviewed, approved or ratified in accordance with our Related Party Transactions Policy.

We have adopted our Code of Ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the Golden Falcon Board (or the appropriate committee of the Golden Falcon Board) or as disclosed in our public filings with the SEC. Under our Code of Ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving Golden Falcon.

In light of the involvement of the Initial Stockholders, officers and directors with other entities, we may decide to acquire one or more businesses or entities affiliated with them or otherwise acquire a business that later becomes affiliated with them or otherwise carry out non-arm’s length transactions with any of such parties. To minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of the Initial Stockholders, officers or directors unless we, or a committee of independent directors, obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that our initial business combination is fair to us from a financial point of view.

Director Independence

An “independent director” is defined generally as a person that, in the opinion of the Golden Falcon Board, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). We have five independent directors as defined in the NYSE rules and applicable SEC rules prior to completion of the Golden Falcon IPO. The Golden Falcon Board has determined that each of Messrs. Breuer-Weil, D’Hinnin, Pompadur and Rolet and Ms. Amiel Azoulai is an independent director under applicable SEC and the NYSE rules.

MANAGEMENT OF MNG FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors Following the Business Combination

Upon consummation of the Business Combination, the business and affairs of MNG will be managed by or under the direction of the MNG Board. MNG is currently evaluating potential director nominees and executive officer appointments, but expects that the directors and executive officers of MNG upon consummation of the Business Combination will include the following:

Name	Age	Position
Executive Officers
Ali Sedat Özkazanç	57	Chief Executive Officer
Gamze Ete Kuran	41	Head of Compliance and ESG
Ali Şimşek	57	Head of Finance and Accounting

Non-Employee Directors
Murathan Doruk Günal	37	Chairperson
Gökay Özdemir	45	Vice Chairperson
Merve Ceylan Günal	33	Director
Emre Mazanoğlu	41	Head of Financial Control and Investor Relations and Director
Makram Azar	55	Independent Director
Scott Freidheim	57	Independent Director
[●]	[●]	Independent Director

Executive Officers

Ali Sedat Özkazanç

Ali Sedat Özkazanç has served as MNG Airlines’ Chief Executive Officer since January 2022. He has also served as a member of MNG Airlines’ board of directors between April 2005 and March 2018. Mr. Özkazanç is a long time MNG Airlines veteran with nearly 20 years of experience. He began his career in the finance department in January 2003 as the Chief Financial Officer of MNG Airlines and he prioritized the optimization of flight networks, the foundation of contracts with business partners and the strength of financial solvency.

After three years in the finance department, he was promoted to General Manager on March 2006 and held this position until January 2022. He has led critical transformations, including MNG Airlines becoming an air cargo company and pulling out of passenger transportation. He has a major role in establishing commercial relationships with the leading companies in the aviation industry. Under Mr. Özkazanç’s leadership, MNG Airlines became the first Turkish company to place an order for a wide-body freighter directly from the Airbus factory.

Today, Mr. Özkazanç is energizing MNG Airlines’ business through his innovative thinking. He is a hands-on leader who is well known for his customer focus, deep commitment to safety, strategic thinking and passion for aviation. He has been a board member of the Turkish Private Aviation Enterprises Association (TOSHID), which contributes to the development of the aviation industry, since 2008.

Early in his career, Mr. Özkazanç spent time with global construction companies such as MAKON, EKO and MNG Mepaş. He began his career at MAKON as a project manager and held progressive roles of increasing responsibility in business development, strategic planning and engineering development, business performance and quality. From 1991 to 1994, he served as Chief Maintenance Engineer at EKO. In 1994, he joined MNG Group as a General Director of MNG Mepaş and he had been responsible for the general business direction of the Company. After three years, he served as the Managing Director of MAKON, which directs global strategy and day-to-day operations. In six years, he led all steel and mechanical projects of Derince in the Middle East, which was one of the biggest projects at that time. He also led steel projects for the defence industry.

He holds a Bachelor’s Degree in Mechanical Engineering from the Middle East Technical University.

Gamze Ete Kuran

Gamze Ete Kuran has served as Head of Compliance and Environmental, Social and Governance (ESG) at MNG Airlines since December 2022. As Head of Compliance and ESG, her role is to remain up to date with regulatory and legislative developments on conduct risk, undertaking reviews and implementing changes as required to remain in compliance with existing regulation. She is responsible for providing mechanisms for reporting wrongdoing, identifying and managing third party risk, and handling the legal and regulatory aspects.

Prior to this appointment, in October 2021, she founded and managed the Sanction Compliance Department at MNG Airlines, where she gained compliance leadership experience and skills. She joined MNG Airlines as legal counsel in May 2013. In January 2015 she was promoted to Assistant Manager of the Legal Affairs Department of MNG Airlines and she remained in this position until December 2022, where she gained experience in legal and regulatory affairs involving the domestic and international business of MNG Airlines, including contract negotiation processes, lawsuits, dispute resolutions and legal advice.

Prior to joining MNG Airlines, she served as Head of Legal for Fatinoğlu Holding, a global manufacturing company, from 2009 to 2012, and prior to that, she was legal counsel in various law firms based in Istanbul, from 2006 to 2009.

Mrs. Ete Kuran received a Master’s Degree in Economic Law (LLM) from Galatasaray University and a Bachelor’s Degree from Marmara University Law School (LLB). She is a qualified legal counsel and attorney at law registered with the Union of Turkish Bar Associations, and has held a license to practice law since 2006. She holds a Compliance Management Certification awarded by İstanbul Bilgi University in October 2022. Additionally, she has completed many training programs on compliance and sustainability, including Sanction Compliance Training, ISO 14001 Environmental Management System Training, ISO 27001 Information Security Management System Training, Protection of Personal Data Training. Currently, she is the contact person of MNG Airlines for the United Nations Global Compact (UNGC), which is the world’s largest voluntary corporate sustainability initiative, to which MNG Airlines has been a partner since May 2021, and she closely follows UNGC events and initiatives.

Ali Şimsek

Ali Şimşek is a specialist in the aviation industry with over 30 years of experience. He is currently serving as Head of Finance and Accounting at MNG Airlines, where he leads a dynamic team responsible for MNG Airlines’ financial and accounting operations, statements, and cost control systems. Also, he collaborates closely with MNG senior management to develop financial strategies that align with the Company’s business objectives.

Mr. Şimşek began his career in the industry as an Accounting Manager at Onur Air, a Turkish airline company in March 1992. After six years of experience in this role, he joined MNG Airlines in April 1998 as an Accounting Manager, overseeing internal accounting, reporting (month-end closing), and external reporting (tax declarations, audits). He was also responsible for managing MNG Airlines’ tax liabilities and preparing cash flow forecasts to support decision-making.

In September 2007, Mr. Şimşek was promoted to Head of Finance and Accounting, where he has been instrumental in deploying digital tools, identifying innovative ways to streamline accounting processes, creating forecasting models, assessing risk in investments, and ensuring compliance with regulations.

Mr. Şimşek holds a Bachelor’s Degree in Business Administration from Anadolu University. In addition to his extensive experience in the aviation industry and his B.A. in Business Administration, Mr. Şimşek also holds professional certifications from respected organizations. He is a certified member of the Istanbul Chamber of Certified Public Accountants (İstanbul Serbest Muhasebeci Mali Müşavirler Odasl, or ISMMMO) and holds a certification as an independent auditor from the Public Oversight, Accounting and Auditing Standards Authority (Kamu Gözetimi Kurumu, or Kamu Gözetimi, Muhasebe ve Denetim Standartları Kurumu, or KGK).

Board of Directors

Murathan Doruk Günal

Murathan Doruk Günal has served as the Chairperson of MNG Airlines’ board of directors since December 2022. Prior to this, from April 2021 to December 2022, he served as Vice Chairperson of MNG Airlines’ board of directors.

Since January 2020, Mr. Günal has served as the Chief Executive Officer and Vice President of Mapa Group. As the Chief Executive Officer, he is deeply involved in leading and shaping the strategic focus of the Mapa Group companies throughout the world. His dynamic vision and strong leadership resulted in the implementation of new projects and initiatives within the Mapa Group, including the conduct of construction projects in foreign countries in which the Mapa Group had not previously operated.

Since September 2012, Mr. Günal has served as Vice Chairperson of the board of directors of many companies within the Mapa Group, among which, the main ones are Mapa İnşaat, Günal İnşaat and MNG Holding. Before being appointed as the Chief Executive Officer of Mapa Group, he served in various executive and management positions within Mapa Group.

Mr. Günal served as a member of the Steering Committee of the Istanbul Grand Airport Project. Additionally, he is a member of the Atlantic Council’s Board of Directors. Mr. Günal has a Bachelor of Science (BSc) in Civil Engineering from Columbia University in New York City. Murathan Doruk Günal is the brother of Merve Ceylan Günal and the eldest son of Mehmet Nazif Günal.

Gökay Özdemir

Gökay Özdemir has served as a Partner at Deloitte Consulting from 2002 and 2023 and has served global corporations and financial institutions, including The Coca Cola Company, Pfizer, HSBC, Unilever, PepsiCo, Xiaomi, Shell, Ford, Mercedes, Honda, and Turkish Airlines, over 20 years. He has conducted numerous engagements in 30+ countries for over 200 clients in the field of; corporate and business unit strategy, capital markets and M&A advisory, supply chain management, financial transformation, governance, organization transformation and leadership, corporate performance transformation, digital transformation, analytics, assessing macro-economic and regulatory context, improving operations, and risk assessment. He has led Deloitte’s Enterprise Technology and Performance & Core Business Operations service lines for the past 4 years.

Mr. Özdemir served as country Oil & Gas and Industrial Products industry leader. He is experienced in multinational complex transformation, M&A and change management engagements.

Mr. Özdemir holds Mechanical Engineering (M.Sc.) from USD and Master of Business Administration (MBA) from Sabanci University.

Merve Ceylan Günal

Merve Ceylan Günal has served as the Vice-President of Redwood Global Inc., a U.S. based infrastructure, energy and investment firm, since May 2018. Also, she has served as a Vice Chairperson of MNG Holding’s board of directors since September 2012. Prior to her role at Redwood, Ms. Günal served in several management roles in various companies within Mapa Group in Türkiye and abroad.

She is a graduate of Columbia University in New York City with a Bachelor of Science (BSc) in Civil Engineering and a Master of Science (MSc) in Operations Research. Merve Ceylan Günal is the sister of Murathan Doruk Günal and the daughter of Mehmet Nazif Günal.

Emre Mazanoğlu

Emre Mazanoğlu has served as the Head of Financial Control and Investor Relations for the Mapa Group since 2020 and the Head of Financial Control since 2011. In this role, he is also the Head of Financial Control and Investor Relations for the Mapa Group. His responsibilities at Mapa Group include ensuring the appropriate strategic positioning with analysts, investors, and all other stakeholders. Since 2020, as the Head of Investor Relations, he has been responsible for creating the appropriate corporate strategy, framework, and tactics, as well as developing an investor relations roadmap. Since May 2011, as the Head of Financial Control, he has coordinated financial reporting, forecasts, audit, tax management, structured financing, financial setup and support for international operations and mergers and acquisitions involving the Mapa Group. Mr. Mazanoğlu started his career at Deloitte in September 2004. In November 2008, he was promoted to the position of Audit Manager at Deloitte and held this position until May 2011.

Mr. Mazanoğlu has a Bachelor’s Degree in Business Administration (BBA) from Hacettepe University in Ankara, as well as a Master’s Degree in Public Finance completed in 2015.

Mr. Mazanoğlu is a certified member of the Chamber of Certified Public Accountants of Ankara (Ankara Serbest Muhasebeci Mali Müşavirler Odasl, or ASMMMO) and he holds a certification as an independent auditor from the Public Oversight, Accounting and Auditing Standards Authority (Kamu Gözetimi Kurumu or Kamu Gözetimi, Muhasebe ve Denetim Standartlarl Kurumu, or KGK).

Makram Azar

Mr. Azar has served as Chief Executive Officer of Golden Falcon and as a member of the Golden Falcon Board since August 2020. Mr. Azar is Chief Executive Officer and director of Full Circle Capital Services Limited, a private investment and advisory firm since May 2019, and which is a wholly-owned subsidiary of Full Circle Capital Limited. Since its founding in January 2019, Mr. Azar has also served as Chief Executive Officer and director of Full Circle Capital Limited. Previously, from 2010 to January 2019, he was at Barclays Bank PLC, where among other roles, he served as Chairman of Banking EMEA and Chairman of Barclays Bank PLC, MENA. From January 2019 to January 2021, he continued his relationship with Barclays Bank PLC, serving as Senior Advisor. Before this, Mr. Azar served as Managing Director and Head of MENA at KKR from 2008 to 2010. Prior to joining KKR, Mr. Azar had spent 18 years at Lehman Brothers, latterly as Global Head of Sovereign Wealth Funds and Chairman of Media Investment Banking EMEA. Previously he led the Media, Consumer & Retail Investment Banking businesses of Lehman Brothers in EMEA. Mr. Azar has completed a very large number of M&A, equity capital markets, debt capital markets and private equity deals with an aggregate value in excess of $350 billion, across a broad spectrum of geographies and industries, including telecoms, media, technology, consumer, sustainable energy, retail, hospitality, financial services, industrials and real estate. His clients have included some of the largest institutional investors, multinational corporations, sovereign wealth funds and governments. Mr. Azar holds a BA in Applied Economics from the University Paris-IX Dauphine and a Master’s degree in Management and Finance from Ecole des Hautes Etudes Commerciales (HEC) in Paris.

Scott Freidheim

Mr. Freidheim has served as Chairman of the Golden Falcon Board since August 2020. Since October 2016, Mr. Freidheim has served as Founder and Managing Partner of Freidheim Capital LLC, an investment family office. Previously, Mr. Freidheim served as Co-Chairman of the board of ettain group, a talent solutions company based in Charlotte, North Carolina, and Chief Executive Officer and director of CDI Corp., a publicly traded staffing and engineering company. Mr. Freidheim has served on senior leadership teams across multiple industries including financial services, mass merchandising, brand management and private equity. From 2011 to 2014, he served as Chief Executive Officer of Investcorp International, an alternative investment firm in London. From 2010 to 2011, he served as Executive Vice President and President of Kenmore Craftsman & Diehard for

Sears Holdings Corporation (“Sears”). Prior to that, from 2009 to 2010, he served as Executive Vice President, Operating & Support Businesses at Sears. From 1991 to 2008, Mr. Freidheim served in several roles at Lehman Brothers, the most recent of which was Chief Administrative Officer and Executive Vice President. In addition, he currently serves, or has served, on several boards, including N+W Global Vending (Milan, Italy), Icopal (Herlev, Denmark), GL Education (London, England) and Lands’ End (Dodgeville, WI, USA). Mr. Freidheim currently serves, or has served, on a number of not-for-profit boards. In 2005, he was named a Young Global Leader by the World Economic Forum and was a member of the WEF’s inaugural Global Agenda Council. Mr. Freidheim holds a BA from Northwestern University and a Master’s degree in Management with concentration in Finance from Northwestern’s Kellogg School of Management.

Family Relationships

MNG’s founder, Mehmet Nazif Günal is our chairperson Murathan Doruk Günal’s, father.

Director Independence

As a result of the MNG ADSs and MNG Warrants being listed on the NYSE following consummation of the Business Combination, MNG will adhere to the rules of the NYSE in determining whether a director is independent. The MNG Board has consulted, and will consult, with its counsel to ensure that the board’s determinations will be consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NYSE listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The MNG Board will undertake a review of the independence of the individuals named above as independent directors and will determine which directors qualify as “independent” as defined under the applicable NYSE rules. We expect to have at least three directors who qualify as independent at the Closing, consisting of Messrs. Azar, Freidheim and [●].

Board Composition

Pursuant to the Proposed Charter, following the closing of the Business Combination, the MNG Board will consist of seven members appointed to three year terms. Following the Closing, five of the members of the MNG Board must be elected by the General Assembly from among the nominees nominated by Mapa through its ownership of a MNG Preferred Share. For further details on the MNG Preferred Shares, see “Description of MNG Securities—Share Classes—Privileges attached to MNG Preferred Shares.”

Any director may be removed by a resolution of our General Assembly. Under Turkish law, members of our board can be appointed from among shareholders as well as non-shareholders, and both natural persons and legal entities can be appointed as members of our board. In the event a legal entity is appointed as a member of our board, a natural person must be appointed by the legal entity member as its representative to exercise all rights and fulfil all duties of a member of our board on behalf of such legal entity.

Corporate Governance

Matters related to corporate governance in Türkiye are regulated by the Turkish Commercial Code, or the “Turkish Commercial Code.” As a part of the Business Combination, we will not be listed on Borsa İstanbul. Accordingly, we will not be a publicly held company for purposes of the Turkish Capital Markets Laws and Regulations unless and until the number of shareholders holding our shares amounts to 500 or more and such number is confirmed by the attendance of such number of shareholders in person or by proxy at a general assembly of shareholders.

We have chosen to voluntarily adopt, by amending our articles of association and by adopting necessary resolutions at the board of directors, some of the principles to which publicly held companies are subject under Turkish Capital Markets Laws and Regulations, namely the requirements that:

•	At least one third of the members of the board of directors be independent in accordance with the requirements of Turkish Capital Markets Laws and Regulations; and

•

The Board of Directors establish an Audit Committee, Risk Committee and Corporate Governance Committee for the effective functioning of the Board of Directors pursuant to the Turkish Capital Markets Board’s Communique on Corporate Governance Principles.

However, unless and until such time as we attain publicly held company status under Turkish Capital Markets Laws and Regulations, we will not be subject to the general provisions thereof, including the Corporate Governance Communiqué numbered II 17.1, which was published in the Official Gazette dated January 3, 2014, or the CMB Principles.

The following summarizes the main rules under the Turkish Capital Markets Laws and Regulations:

•

The number of independent members in the board of directors shall not be less than one third of the total number of the members of the board of directors. In calculating the number of independent board members, a fraction would be rounded up to the nearest integer. In any case the number of the independent board members shall not be less than two. The term of office of independent members of the board of directors is up to three years. Such members are eligible to be nominated again and re elected.

•	The CMB sets forth certain independence criteria for independent board members.

•	The following board committees shall be established by listed companies:

•	Audit Committee;

•	Corporate Governance Committee; and

•	Risk Committee.

•

Each of the Corporate Governance Committee and the Risk Committee should consist of at least two members and the audit committee should consist of at least three members. It is mandatory that both (in case of two member committees) or the majority of the members of the committees be non-executive board members except that all of the members of the Audit Committee must be independent members. Expert people who are not board members may be elected as committee members except for the Audit Committee. The chief executive officer should not hold a position at the committees. Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.

•	Mandatory rules relating to enhanced shareholder information:

•	There are enhanced requirements as to the contents of the general assembly notice.

•

A written remuneration policy for board members and senior management must be prepared. This policy must be posted on the company’s website and submitted at the ordinary general assembly as a separate agenda item for information. Payment plans, such as stock options or those based on company performance, are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard their level of independence.

•	There are rules relating to mandatory tender offer, material transactions and related party transactions or guarantees to third parties, that:

•	require any person acquiring “control” of the company within the meaning of Turkish Capital Markets Laws and Regulations to make a mandatory tender offer to the minority shareholders;

•

require any person acquiring 5%, 10%, 25%, 33%, 50% and 66 67% of our ordinary shares to notify both our company and the public; provide for approval by the general assembly of shareholders of any “material transactions” within the meaning of the Turkish Capital Markets Laws and Regulations;

•	require approval of material related party transactions by a majority of independent directors;

•	impose a “short-swing” profits rule on transactions in our ordinary shares by directors or senior management occurring within a six-month period;

•	require approval by the general assembly of shareholders of any transactions by a related parties in the same field of activity as the field of activity of our Company or our subsidiaries;

•	require the adoption of specified policies and procedures governing the distribution of dividends; and

•	permit the squeeze-out of minority shareholders by any shareholder who holds more than 98% of our outstanding ordinary shares.

As a foreign private issuer and a controlled company with our MNG ADSs listed on the NYSE, we will have the option to follow certain Turkish corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following.

We intend to rely on these exemptions with respect to the following the NYSE requirements:

•

Section 303A.0 requires an NYSE-listed company to have a majority of independent directors on its board of directors. We will follow Turkish law which does not require that a majority of the board of directors be comprised of independent directors. Turkish law instead requires that at least one-third of the board of directors be independent.

•

Section 303A.03 requires non-management directors to meet at regularly scheduled executive meetings not attended by management. Neither Turkish law nor our governing documents require that any such meeting be held and we will follow home country practice in this regard.

•

Section 303A.04 requires an NYSE-listed company to have a nominating/corporate governance committee composed entirely of independent directors, and that committee must have a written charter that addresses the committee’s purpose and responsibilities. We will follow Turkish law, which does not require a nominating committee but we will have a corporate governance committee.

•

Section 303A.05 requires an NYSE-listed company to have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum duties. Neither Turkish law nor our governing documents require the formation of a compensation committee. The functions of a compensation committee as set forth in Section 303A.05 will be carried out by our corporate governance committee.

•

Section 303A.08 requires an NYSE-listed company to obtain shareholder approval of equity-compensation plans and material revisions to those plans. At present, we intend to have an equity-compensation plan following the Closing and we intend to follow Turkish law requirements in regards to its approval and any subsequent material revisions.

•

Section 303A.09 requires companies to adopt and disclose corporate governance guidelines that must address certain subjects related to the Board’s policies and practices, as set forth in Section 303A.09. We intend to follow home country practice, which does not require the adoption of corporate governance guidelines.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other exemptions with respect to some or all of the other NYSE listing requirements. Accordingly, holders of MNG ADSs may not be afforded the same protection as provided under the NYSE corporate governance rules to the extent Turkish law does not provide similar protections.

Audit Committee

The Board of Directors will be assisted by the Audit Committee. The Audit Committee will consist of a minimum of three independent board members.

The Audit Committee will consist of [●], [●] and [●].

The Audit Committee will assist the Board of Directors in its responsibility for oversight of (i) the integrity of our financial statements, (ii) the independent registered public accounting firm’s qualification and independence, (iii) the performance of the independent registered public accounting firm and our internal audit function, and (iv) our compliance with legal and regulatory requirements and environmental and social responsibilities. The Audit Committee will be entitled to review information on any point it wishes to verify, and will be authorized to acquire such information from any of our employees. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. It will also establish procedures for confidential complaints regarding questionable accounting or auditing matters. It will also be authorized to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It will be entitled to call on the resources that will be needed for this task. It will be entitled to receive reports directly from the independent registered public accounting firm, including reports with recommendations on how to improve our control processes.

The Audit Committee will hold meetings at least once every fiscal quarter. The Audit Committee’s members will be appointed by the Board from among the independent directors. Each of our Audit Committee members will be independent under Rule 10A-3 under the Exchange Act and the NYSE listing rules. The members of our Audit Committee will meet the requirements for financial literacy under the applicable NYSE listing rules. Moreover, our Board of Directors has determined that [●] is an Audit Committee financial expert as defined under the applicable rules of the SEC. The Audit Committee will operate under a written charter that satisfies the applicable standards of the SEC and the NYSE. You will be able to view our Audit Committee Charter on the corporate governance section of our website.

Corporate Governance Committee

The Corporate Governance Committee will consist of a minimum of two board members, a majority of which shall be the independent directors. The members of the Corporate Governance Committee shall be elected from among the members of the Board of Directors or persons, not necessarily members of the Board of Directors, but possessing the required skills for this position. At the time of the Closing, our Corporate Governance Committee will consist of [●], [●] and [●]. Our Corporate Governance Committee will be responsible for periodically reviewing the application of corporate governance principles by the Board of Directors and making recommendations to the board on corporate governance matters. Our Corporate Governance Committee will also carry out the functions of a compensation committee, advising the board on compensation policies for the board and executives, and the functions of a nomination committee, advising the Board of Directors on nomination of the members of the Board of Directors.

Risk Committee

The Risk Committee will consist of a minimum of two board members, a majority of which shall be independent directors. The members of the Risk Committee shall be elected from among the members of the

Board of Directors or persons, not necessarily a member of the Board of Directors, but possessing the required skills for this position. At the time of Closing, our Risk Committee will consist of [●], [●] and [●]. This committee will be responsible for the early detection of risks that pose a threat to the existence, development and continuation of MNG. Our Risk Committee will conduct a review of MNG’s risk management policies at least once a year.

Code of Business Conduct and Ethics

We expect the Board of Directors to update our Code of Business Conduct and Ethics applicable to our employees, directors and officers to meet the standards of the NYSE. Following adoption, a current copy of the Code of Business Conduct and Ethics will be posted on our website.

Limitation of Liability and Indemnification of Officers and Directors

In connection with the Business Combination, MNG plans to enter into indemnification agreements with each of MNG’s directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The indemnification agreements will require MNG to indemnify its directors and executive officers to the fullest extent permitted by Turkish law.

MNG plans to maintain a directors’and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

For more details regarding the related party transactions between the Company and its other anticipated executive officers and directors, see the sections entitled “Certain MNG Relationships and Related Person Transactions.”

DESCRIPTION OF MNG SECURITIES

A summary of the material provisions governing MNG’s share capital immediately following the completion of the Business Combination is provided below. This summary is not complete and should be read together with the Proposed Charter, a copy of which is appended to this proxy statement/prospectus. In this section “we,” “us” and “our” refer to MNG after the consummation of the Business Combination.

General

The legal and commercial name of MNG is MNG Havayollarĺ ve Taşĺmacĺlĺk Anonim Şirketi. MNG is a joint stock corporation incorporated in Türkiye in 1996 and organized under the laws of Türkiye and our affairs are governed by its articles of association, as amended from time to time, and the Turkish Commercial Code. MNG is registered in the İstanbul Trade Registry under the trade registry number 368377-0. Its principal executive offices are located on Wow Convention Center, İDTM Bakĺrköy, İstanbul, Türkiye and its telephone number at this address is +90 212 465 0500. Its agent for service of process in the United States is Nehir Yardĺmcĺ located at 800 Connecticut Ave. N.W. Suite: 888 Washington D.C. 20006 and the telephone number at this address is +1 (202) 855-1112.

Share Capital

Share Classes

Pursuant to the Proposed Charter, MNG’s issued capital stock will be denominated in TRY and divided into two stock classes, consisting of MNG Ordinary Shares and MNG Preferred Shares.

Privileges attached to MNG Preferred Shares

Mapa, as the sole holder of a MNG Preferred Share, will be entitled to nominate five (5) members to the Board of Directors at each general assembly in which directors are to be elected. Each year, the Chairman and Vice Chairman of the MNG Board will be chosen from the five directors nominated by Mapa.

Except for transfers of the MNG Preferred Shares to either (i) first or second degree relatives or (ii) a domestic or overseas entity whose management is controlled by the holder or their first or second degree relatives, upon any transfer of the MNG Preferred Shares it will automatically convert into a MNG Ordinary Shares as of the date of such transfer.

Dividends

The payment of dividends is regulated by the Turkish Commercial Code and the Proposed Charter. The following is a description of certain information relating to the payment of dividends, including requirements under the Turkish Commercial Code and the Proposed Charter.

In line with the dividend distribution policy to be determined by our general assembly and the provisions of Turkish law, the distribution of profits and the payment of any annual dividend in respect of the preceding financial year will be recommended by the Board of Directors each year for approval by the shareholders at the annual (ordinary) general assembly. MNG anticipates paying a dividend to shareholders going forward.

Distributable earnings will be calculated in accordance with the Proposed Charter after deducting all expenses, depreciation and similar payments and setting aside legally required reserves, taxes and the previous year’s losses, if any, from the revenue for the prior fiscal period. The amount of distributable earnings is the lesser of the amounts derived by performing this calculation using our statutory financial statements, which will be prepared in accordance with the Turkish Commercial Code and Turkish tax legislation.

Distributable earnings will be then allocated in the following order:

•	The general legal reserve of 5% will be set aside from the net profit for the period until it reaches twenty percent (20%) of the paid-in capital each year; and

•	5% of the remaining amount will be distributed to the shareholders as dividend.

The general assembly will be authorized to decide to set aside as legal reserves or to distribute partially or completely the amount remaining from the net profit following the deduction of the amounts stated in subparagraphs (a) and (b) above.

MNG may distribute advance dividends in line with the provisions of the Turkish Commercial Code. The general assembly may grant advance dividend distribution authority to the Board of Directors provided that such power is limited to the relevant financial period. A dividend distribution resolved by the general assembly in line with our articles of association may not be revoked.

Shareholders’ Meetings

Any shareholder not wishing to attend a general assembly in person may appoint another person as a proxy and may exercise its voting rights through its proxy. Under the Turkish Commercial Code, the general assembly of shareholders of a joint stock corporation must convene for ordinary meetings which must be held within three months after the end of each financial year. If necessary, the general assembly of shareholders of a joint stock corporation may convene for extraordinary meetings. The general assembly convenes upon notice by the Board of Directors to our shareholders at least three weeks prior to the date of the general assembly.

Shareholders representing at least 10.0% of MNG’s capital stock may, by written notice to be served through the notary public, require any additional matters to be included on the agenda for discussions at any of general assembly. If the Board of Directors does not fulfil such request, such shareholders may ask permission from the court to include additional items on the agenda. Pursuant to the Proposed Charter, the general assembly will be held at MNG’s headquarters, located at Wow Convention Center, İDTM, Bakĺrköy, İstanbul, Türkiye or or any place inside or outside Türkiye.

Extraordinary meetings of the general assembly may be convened by the Board of Directors or upon request of the shareholders representing at least 10.0% of our capital stock. If the Board of Directors does not fulfil the request of the shareholders, such shareholders may ask permission from the court to convene the general assembly. Shareholders representing at least 10.0% of MNG’s capital stock may, by written notice to be served through the notary public, require any additional matters to be included on the agenda for discussions at any of general assembly. If the Board of Directors does not fulfil such request, such shareholders may ask permission from the court to include additional items on the agenda. According to the Turkish Commercial Code, resolutions adopted at a duly convened general assembly of shareholders will be valid and binding on the shareholders who did not attend the meeting.

In accordance with the requirements of the Turkish Commercial Code, following Closing, MNG Shareholders will be entitled to participate in general assemblies through the electronic platform operated by where such general assemblies are streamed in real time. Shareholders who request to participate in a general assembly through the electronic platform one day prior to the relevant general assembly may attend the meeting by using the electronic platform, provided that they obtain electronic signatures from one of the Turkish service providers in advance. All announcements and other documents that must be submitted for the review of our stockholders will also be made available through the electronic platform.

Appointment and Removal of Directors

Pursuant to the Turkish Commercial Code and the Proposed Charter, the Board of Directors will be responsible for our management and establishes the principles of our strategy, organization, accounting and financial control. According to the Proposed Charter, the business and management of MNG shall be carried out by the Board of Directors consisting of up to seven (7) members to be elected by the general assembly within the framework of the provisions of the Turkish Commercial Code and these articles of association. Five (5) members shall be elected by the general assembly from among the nominees nominated by Mapa. Three (3) members of the Board of Directors shall be elected as independent board members.

Any director may be appointed or removed by a general assembly resolution of the company. Under Turkish law, members of the Board of Directors can be appointed from among shareholders as well as non- shareholders, and both natural persons and legal entities can be appointed as members of the Board of Directors. In the event a legal entity is appointed as a member of the Board of Directors, a natural person must be appointed by the legal entity member of the Board of Directors as its representative to exercise all rights and fulfil all duties of a member of the Board of Directors on behalf of such legal entity.

Transfer of Shares

Except otherwise discussed herein, the transfer of shares is permitted under the Proposed Charter and must be made in accordance with the relevant legislation.

Issuance of Shares

MNG’s registered share capital limit will be TRY 197,500,000 (one hundred ninety-seven million five hundred thousand Turkish Liras) and the Board of Directors will be authorized to issue new shares up to this limit without the approval of the general assembly. Within this registered share capital limit, the Board of Directors will also be authorized to issue new shares at a premium to their nominal value of TRY [●] per share. The Board of Directors will also be authorized to restrict the pre-emption rights of the MNG Shareholders in connection with such new share issuances.

Repurchase of Shares

Pursuant to the Turkish Commercial Code, MNG is allowed to repurchase its own shares, accept its own shares as pledge, and sell such repurchased shares to third parties or pay the consideration for the shares that are bought back. Only fully paid shares can be subject to repurchase by MNG. The general assembly must also authorize the Board of Directors to perform the transaction. This authorization, when issued, is valid for 5 years at most. MNG may, subject to certain statutory requirements, terms and conditions, repurchase outstanding shares not exceeding 10% in nominal value of our entire issued capital stock. After deducting the value of the shares to be repurchased, the remaining net assets of the company shall be at least the sum of the registered or issued capital and the reserve funds that are not allowed to be distributed in accordance with the law and the Proposed Charter.

Pre-emption Rights

Pursuant to the Turkish Commercial Code, MNG may increase its capital stock through various methods, including through the issuance of new shares. Absent an authorized corporate resolution stating otherwise, our existing stockholders will be entitled to subscribe for new shares, also known as pre-emptive rights, in proportion to their respective stockholdings each time we undertake a capital increase.

Liquidation

Pursuant to the Turkish Commercial Code, MNG Shareholders have the right to receive a pro rata share of any proceeds arising from its liquidation. The Proposed Charter, however, may restrict this right. As of the date of this proxy statement/prospectus, no shareholders or class of shareholders are granted preferred shares with regards to liquidation rights.

Voting Rights

The holders of MNG Preferred Shares and MNG Ordinary Shares will be entitled to one vote per share held on all matters submitted to a shareholder vote.

Fiscal Year

MNG’s fiscal year will start on the first day of January and end on the last day of December.

Listing

MNG intends to apply to list the MNG ADSs on the NYSE under the symbol “MNGA” and the MNG Public Warrants under the symbol “MNGA WS.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent for the MNG ADSs will be the Depositary Bank and the transfer agent for the MNG Warrants and MNG Ordinary Shares will be CST.

Reports to Shareholders

Upon Closing, MNG will become subject to the informational and current reporting requirements of the Exchange Act. Accordingly, MNG will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

Pursuant to the provisions of the Turkish Commercial Code, the balance sheet, the profit and loss account, the annual activity report and proposals regarding the distribution of profits, as well as the auditors’ report, must be made available to the stockholders at our head office at least fifteen (15) days in advance of the annual stockholders’ general assembly. The balance sheet, the profit and loss account and the annual activity report will be kept available to our stockholders at our head office for a period of one year from the date of the relevant general assembly.

Warrants

Public Warrants

Upon the Closing, pursuant to the Warrant Assumption Agreement, Golden Falcon will assign to us all of Golden Falcon’s right, title and interest in and to the Warrant Agreement, with any amendments thereto, if any, in relation to the Public Warrants and we will assume, and agree to pay, perform, satisfy and discharge in full, all of Golden Falcon’s liabilities and obligations in respect of the Public Warrants under the Warrant Agreement, with any amendments thereto, if any, in relation to the Public Warrants arising from and after the Closing. Each outstanding Public Warrant will become a warrant to purchase MNG Ordinary Shares (the “MNG Public Warrants”), with each such warrant exercisable for the number of MNG Ordinary Shares the holder of such Golden Falcon Warrant would have received in the Business Combination if it exercised such Golden Falcon Warrant immediately prior to the Business Combination.

The MNG Public Warrants will be governed by the Warrant Agreement, as modified and amended by the Warrant Assumption Agreement. Only whole MNG Public Warrants may be exercised at a given time by warrant holders. Each MNG Public Warrant will entitle the registered holder to purchase one MNG Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination.

The MNG Public Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any MNG Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the MNG Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue MNG Ordinary Shares upon exercise of a warrant unless MNG Ordinary Shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

If a registration statement covering the MNG Ordinary Shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the MNG Ordinary Shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the MNG Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by MNG, MNG may not exercise its redemption right if the issuance of shares of MNG Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification. MNG will use its best efforts to register or qualify such MNG Ordinary Shares under the blue sky laws of the state of residence in those states in which the warrants were offered by Golden Falcon in the IPO.

MNG has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and MNG issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the MNG Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the management will consider, among other factors, MNG’s cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of MNG Ordinary Shares issuable upon the exercise of our warrants. If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of MNG Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of MNG Ordinary Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the MNG Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of MNG Ordinary Shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. MNG believes this feature is an attractive option to itself if it does not need the cash from the exercise of the warrants after the Business Combination. If MNG calls its warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that they and the other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the MNG Ordinary Shares outstanding immediately after giving effect to such exercise.

If the number of outstanding MNG Ordinary Shares is increased by a share dividend payable in MNG Ordinary Shares, or by a split-up of MNG Ordinary Shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of MNG Ordinary Shares issuable on exercise of each whole warrant will be increased in proportion to such increase in the outstanding MNG Ordinary Shares. A rights offering to holders of MNG Ordinary Shares entitling holders to purchase MNG Ordinary Shares at a price less than the fair market value will be deemed a share dividend of a number of MNG Ordinary Shares equal to the product of (i) the number of MNG Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for MNG Ordinary Shares) and (ii) one (1) minus the quotient of (x) the price per MNG Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for MNG Ordinary Shares, in determining the price payable for MNG Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of MNG Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the MNG Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of MNG Ordinary Shares on account of such MNG Ordinary Shares (or other authorized shares of us into which the warrants are convertible), other than as described above or certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each MNG Ordinary Share in respect of such event.

If the number of outstanding MNG Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of MNG Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of MNG Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding MNG Ordinary Shares.

Whenever the number of MNG Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of MNG Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of MNG Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding MNG Ordinary Shares (other than those described above or that solely affects the par value of such MNG Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding MNG Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our MNG Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of authorized shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The warrants will be issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake or defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of MNG Ordinary Shares and any voting rights until they exercise their warrants and receive MNG Ordinary Shares. After the issuance of MNG Ordinary Shares upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of MNG Ordinary Shares to be issued to the warrant holder.

Private Warrants

Upon the Closing, each outstanding Private Warrant will be exchanged for the issuance by MNG of one private warrant governed by the Warrant Assumption Agreement giving the holder the right to purchase one MNG Ordinary Share, subject to the same terms and conditions as those of the Private Warrants as were in effect immediately prior to the Warrant Assumption Agreement.

Except as described below, the MNG Private Warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability, redemption, and exercise period. The MNG Private Warrants will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to Golden Falcon’s officers and directors and other persons or entities affiliated with the Sponsor).

In addition, holders of MNG Private Warrants are entitled to certain registration rights.

The foregoing description of the warrants is qualified in its entirety by reference to the full text of the Warrant Agreement and the Warrant Assumption Agreement.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon (“BNY Mellon”), as depositary, will register and deliver MNG ADSs. Each MNG ADS will represent one MNG Ordinary Share (or a right to receive one MNG Ordinary Share) deposited with Türkiye İş Bankasĺ AŞ., as custodian, for the depositary in Türkiye. Each MNG ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary under the deposit agreement referred to below, are referred to as the deposited securities. BNY Mellon’s office at which the MNG ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold MNG ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of MNG ADSs, registered in your name, or (ii) by having uncertificated MNG ADSs registered in your name, or (B) indirectly by holding a security entitlement in MNG ADSs through your broker or other financial institution that is a direct or indirect participant in DTC. If you hold MNG ADSs directly, you are a registered MNG ADS holder, also referred to as a MNG ADS holder. This description assumes you are a MNG ADS holder. If you hold the MNG ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of MNG ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated MNG ADSs will receive statements from the depositary confirming their holdings.

As a MNG ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Turkish law governs shareholder rights. The depositary will be the holder of the MNG Ordinary Shares underlying your MNG ADSs. As a registered holder of MNG ADSs, you will have MNG ADS holder rights. A deposit agreement among us, the depositary, MNG ADS holders, and all other persons indirectly or beneficially holding MNG ADSs sets out MNG ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the MNG ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 300 under “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on MNG Ordinary Shares?

The depositary has agreed to pay or distribute to MNG ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your MNG ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the MNG Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those MNG ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the MNG ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Background of the Business Combiantion—Material Türkiye Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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Shares. The depositary may distribute additional MNG ADSs representing any MNG Ordinary Shares we distribute as a dividend or free distribution. The depositary will only distribute whole MNG ADSs. It will sell MNG Ordinary Shares which would require it to deliver a fraction of a MNG ADS (or MNG ADSs representing those MNG Ordinary Shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional MNG ADSs, the outstanding MNG ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed MNG Ordinary Shares (or MNG ADSs representing those MNG Ordinary Shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to Purchase Additional MNG Ordinary Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of MNG ADS holders, (ii) distribute those rights to MNG ADS holders or (iii) sell those rights and distribute the net proceeds to MNG ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new MNG ADSs representing the new shares, to subscribing MNG ADS holders, but only if MNG ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositaryBNYM to distribute rights or MNG ADSs or other securities issued on exercise of rights to all or certain MNG ADS holders, and the securities distributed may be subject to restrictions on transfer

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Other Distributions. The depositary will send to MNG ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case MNG ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than MNG ADSs) to MNG ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain MNG ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any MNG ADS holders. Except as described in this proxy statement/prospectus, we have no obligation to register MNG ADSs, MNG Ordinary Shares, rights or other securities under the Securities Act. Except as described in this proxy statement/prospectus, we also have no obligation to take any other action to permit the distribution of MNG ADSs, ordinary shares, rights or anything else to MNG ADS holders. This means that you may not receive the distributions we make on our MNG Ordinary Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are MNG ADSs issued?

The depositary will deliver MNG ADSs if you or your broker deposit MNG Ordinary Shares or evidence of rights to receive MNG Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of MNG ADSs in the names you request and will deliver the MNG ADSs to or upon the order of the person or persons that made the deposit.

How can MNG ADS holders withdraw the deposited securities?

You may surrender your MNG ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the MNG ADSs to the MNG ADS holder or a person the MNG ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of MNG ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do MNG ADS holders interchange between certificated MNG ADSs and uncertificated MNG ADSs?

You may surrender your MNG ADR to the depositary for the purpose of exchanging your MNG ADR for uncertificated MNG ADSs. The depositary will cancel that ADR and will send to the MNG ADS holder a statement confirming that the MNG ADS holder is the registered holder of uncertificated MNG ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated MNG ADSs requesting the exchange of uncertificated MNG ADSs for certificated MNG ADSs, the depositary will execute and deliver to the MNG ADS holder an ADR evidencing those MNG ADSs.

Voting Rights

How do you vote?

MNG ADS holders may instruct the depositary how to vote the number of deposited shares their MNG ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how MNG ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach BNYM by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Türkiye and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by MNG ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your MNG ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your MNG Ordinary Shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your MNG ADSs or on the deposited securities represented by any of your MNG ADSs. The depositary may refuse to register any transfer of your MNG ADSs or allow you to withdraw the deposited securities represented by your MNG ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your MNG ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of MNG ADSs to reflect the sale and pay to MNG ADS holders any proceeds, or send to MNG ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by a MNG ADS holder surrendering MNG ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of MNG ADSs and distribute the net redemption money to the holders of called MNG ADSs upon surrender of those MNG ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to MNG ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the MNG ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new MNG ADSs representing the new deposited securities or ask you to surrender your outstanding MNG ADRs in exchange for new MNG ADRs identifying the new deposited securities.

If there are no deposited securities underlying MNG ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying MNG ADSs have become apparently worthless, the depositary may call for surrender of those MNG ADSs or cancel those MNG ADSs upon notice to the MNG ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the MNG ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of MNG ADS holders, it will not become effective for outstanding MNG ADSs until 30 days after the depositary notifies MNG ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your MNG ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor the depositary has not been appointed and accepted its appointment;

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we delist the MNG ADSs from an exchange in the United States on which they were listed and do not list the MNG ADSs on another exchange in the United States or make arrangements for trading of MNG ADSs on the U.S. over-the-counter market;

•	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•	the depositary has reason to believe the MNG ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the MNG ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify MNG ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the MNG ADS holders that have not surrendered their MNG ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, MNG ADS holders can still surrender their MNG ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of MNG ADSs or distribute any dividends or other distributions on deposited securities to the MNG ADSs holder (until they surrender their MNG ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the depositary; Limits on Liability to Holders of MNG ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of MNG ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of MNG ADSs to benefit from any distribution on deposited securities that is not made available to holders of MNG ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the MNG ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by MNG ADS holders as a result of owning or holding MNG ADSs or be liable for the inability or failure of a MNG ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of MNG ADSs, make a distribution on MNG ADSs, or permit withdrawal of MNG Ordinary Shares, the depositary may require:

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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any MNG Ordinary Shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver MNG ADSs or register transfers of MNG ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive MNG Ordinary Shares Underlying your MNG ADSs

MNG ADS holders have the right to cancel their MNG ADSs and withdraw the underlying ordinary shares at any time except:

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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of MNG Ordinary Shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our MNG Ordinary Shares;

•	when you owe money to pay fees, taxes and similar charges; or

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when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to MNG ADSs or to the withdrawal of MNG Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the MNG ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated MNG ADSs and holding of security entitlements in MNG ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated MNG ADSs, to direct the depositary to register a transfer of those MNG ADSs to DTC or its nominee and to deliver those MNG ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the MNG ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of a MNG ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the MNG ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of MNG ADSs

The depositary will make available for your inspection at its office all other communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of MNG ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the MNG ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, MNG ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the MNG ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

COMPARISON OF STOCKHOLDER RIGHTS

General

Golden Falcon is incorporated under the laws of the State of Delaware and the rights of Golden Falcon Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Existing Charter and Golden Falcon’s current bylaws. MNG is organized under the laws of Türkiye, and the rights of MNG Shareholders are governed by the laws of Türkiye, MNG’s current articles of association, and following the consummation of the Business Combination, by the Proposed Charter. As a result of the Business Combination, Golden Falcon Stockholders who do not elect to redeem their shares of Class A Common Stock and receive MNG ADSs will become MNG Shareholders. Thus, following the consummation of the Business Combination, the rights of Golden Falcon Stockholders who become shareholders of MNG will be governed by Turkish law and the Proposed Charter.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Golden Falcon Stockholders under the Existing Charter, Golden Falcon’s current bylaws and the DGCL (left column), and the rights of MNG Shareholders under the Proposed Charter of MNG, a form of which is attached to this proxy statement/prospectus as Exhibit A to Annex A and Turkish law (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents and is qualified in its entirety by reference to the full text of those documents, as well as the relevant provisions of the DGCL and Turkish law.

	Delaware	Türkiye
VOTING RIGHTS	The Existing Charter provides that except as otherwise required by law or such certificate of incorporation, the holders of shares of Golden Falcon Common Stock (including the Class A Common Stock and the Class B Common Stock) are entitled to one vote per share on each matter properly submitted to the stockholders on which such holders are entitled to vote.

Turkish law provides that, unless otherwise provided in the articles of association, each stockholder is entitled to one vote for each share held by such stockholder.

The Proposed Charter provides that the voting rights of the stockholders shall be determined by proportioning the total value of the nominal value of the shares that the respective stockholder possesses, to the total value of the MNG’s nominal capital.

SHAREHOLDER RIGHTS PLAN	Under the DGCL, the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude stockholders from realizing a potential	The Proposed Charter authorizes the MNG Board to issue new shares within the ceiling of the registered capital. Other than this authorization, the issuance of new classes of preferred shares with voting, conversion, dividend distribution, and other rights is within the sole discretion of the general assembly of shareholders of MNG.

premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude stockholders from realizing a potential premium over the market value of their shares.

SHAREHOLDER APPROVAL OF BUSINESS COMBINATIONS

Generally, under the DGCL, completion of a merger, consolidation, dissolution, or the sale, lease, or exchange of substantially all of a corporation’s assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote. Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

The DGCL also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the DGCL.

Under Turkish law, the board of directors of a joint stock company submits the merger agreement to the general assembly. The merger agreement must be approved by three-fourths of the votes present in the general assembly (merger decision), provided that it represents the majority of the capital or issued capital in joint stock companies.

As soon as the merger decision is taken by the companies participating in the merger, their respective managements apply to the trade registry for the registration of the merger.

The merger decision is announced in the Turkish trade registry gazette.

SPECIAL VOTE REQUIRED FOR COMBINATIONS WITH INTERESTED SHAREHOLDERS	Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the	Under Turkish law, there is not an interested shareholder classification as specified in DGCL. Furthermore, special voting is not required for combinations between a joint stock company with any shareholder of that joint stock company.

corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

APPRAISAL RIGHTS	Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Under Turkish law, companies participating in a merger may, in the merger agreement, grant the shareholders the right to choose between the acquisition of shares and shareholding rights in the acquiring company and the payment of a separation fund at a rate corresponding to the actual value of the shares to be acquired, or may provide for the payment of only the separation fund in the merger agreement.

FORUM SELECTION	The Existing Charter provides that unless Golden Falcon consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Golden Falcon, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Golden Falcon to Golden Falcon or its stockholders, (iii) any action asserting a claim against Golden Falcon, its directors, officers or employees arising pursuant to any provision of the DGCL or the Existing Charter or bylaws or (iv) any action asserting a claim against

Under Turkish law, the court of the place where the headquarters of the relevant legal entity is located has exclusive forum for the lawsuits to be filed by a shareholder or a member against the legal entity in this capacity.

Under Turkish law, the civil liability lawsuit against the members of the board of directors and other executives, including managers of a joint stock company, may be filed at the commercial court of first instance where the company headquarter is located.

Golden Falcon, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

MEETINGS OF SHAREHOLDERS

Golden Falcon’s bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors.

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Golden Falcon’s bylaws provide that a special meeting of the stockholders of Golden Falcon may be called only by the Chairman of the Golden Falcon Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person.

Under the DGCL, a corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting. Golden

The Proposed Charter provides that ordinary general assemblies gather within 3 months after the end of the financial year of MNG at least once in a year, and the extraordinary general assemblies gather in circumstances and cases where necessitated by the businesses of MNG.

Under Turkish law, the annual shareholders’ meeting shall be held at the registered office of the company, on such date and at such time as may be designated from time to time by the board of directors or as provided in the articles of association.

Under Turkish law, shareholders’ meeting may be called by the board of directors, courts following the shareholder application in certain cases, insolvency practitioners, or shareholders’ holding 10% (or less, if set out by the articles of association) of the shares.

Falcon’s bylaws provide that at a stockholders meeting the holders of shares of outstanding capital stock of Golden Falcon representing a majority of the voting power of all outstanding shares of capital stock of Golden Falcon entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting.

DISTRIBUTIONS AND DIVIDENDS; REPURCHASES AND REDEMPTIONS

Under the DGCL, the board of directors, subject to any restrictions in the corporation’s certificate of incorporation, may declare and pay dividends out of:

•  surplus of the corporation, which is defined as net assets less statutory capital; or

•  if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year.

If, however, the capital of the corporation has been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the board of directors shall not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if such repurchase or redemption would impair the capital of the corporation. A corporation may, however, purchase or redeem out of capital

Under Turkish law, the board of directors, subject to any restrictions in the company’s articles of association, may propose the distribution of the dividends to the general assembly and general assembly may approve the proposal if; the company has a net profit according to the financial statements of the relevant period and the legal reserves required to be set aside pursuant to the law and the company’s articles of association and the reserves stipulated in the company’s articles of association are set aside.

Under the Proposed Charter, 5% of the net profit for the period shall be set aside as general legal reserves each year until it reaches 20% of the paid-in capital; 5% of the remaining amount shall be distributed to shareholders as dividends. The remaining portion of the net profit for the period shall be allocated as optional reserves or distributed as dividend, in whole or in part, in the manner to be determined by the general assembly. After five percent dividend is paid to the shareholders, ten percent of the total amount to be distributed to the persons who will receive a share of the profit is added to the general legal reserve fund.

any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares if such shares will be retired and the capital reduced.

Under the Turkish Commercial Code, a joint stock company may hold its repurchased shares indefinitely, provided that the amount does not exceed 10% of its share capital. In exceptional circumstances, the acquisition of shares exceeding 10% of the share capital is also permitted, but such shares must be disposed of within 6 months from the date of acquisition, otherwise they must be redeemed through a capital decrease.

Pursuant to the Existing Charter, Golden Falcon will provide all holders of shares of Golden Falcon Common Stock included as part of the units sold in the IPO with the opportunity to have their shares redeemed upon the consummation of the Business Combination for cash equal to the applicable redemption price per share. It is a condition to closing under the Business Combination Agreement that Golden Falcon will only redeem or repurchase such shares so long as (after such redemption) Golden Falcon’s net tangible assets will be at least $5,000,001 either immediately prior to or upon the consummation of the Business Combination. It is also a condition that Golden Falcon has, in the aggregate, at least $30.0 million of available cash upon the consummation of the Business Combination.

NUMBER OF DIRECTORS	A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by	Under Turkish law, a corporation must have at least one director and the number of directors shall be regulated in the articles of association.

a vote of the majority of the authorized directors. The Board consists of eight directors, divided into three classes, with only one class of directors being elected in each year, and each class serving a three-year term.

The Proposed Charter provides that the business and management of MNG shall be carried out by a board of directors consisting of seven members, to be elected by the general assembly within the framework of the provisions of the Turkish Commercial Code and the articles of association, five of whom shall be elected by the general assembly from among the nominees nominated by the holder of a MNG Preferred Share. Three members of the board of directors shall be elected as independent board members.

VACANCIES ON BOARD OF DIRECTORS	The Existing Charter provides that any newly created directorships resulting from an increase in the number of directors and any vacancies on the Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the full term of the class of directors in which the new directorship was added or in which the vacancy occurred and until such director’s successor has been duly elected and qualified.	The Proposed Charter provides that in the event that a board membership becomes vacant for any reason or if the independent board member ceases to be independent, the board of directors shall temporarily appoint a person possessing the legal requirements and submit the same to the approval of the first general assembly in line with the provisions of the Turkish Commercial Code and securities laws. The temporary member to be elected by the board of directors shall be determined in accordance with the allocation of the members mentioned in the Proposed Charter. Member so appointed shall serve until the general assembly meeting that such member is submitted for approval and if approved, complete the term of office of his predecessor.

REMOVAL OF DIRECTORS; STAGGERED TERM OF DIRECTORS	Under Delaware law, a board of directors can be divided into classes. The Board is divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term. The Existing Charter provides that directors may be removed from office at	Under Turkish law, any director or the entire board of directors may be removed, with cause or without cause, by the holders of a majority of the shares in a shareholders’ meeting convened with such agenda.

any time, but only for cause and only by the affirmative vote of holders of a majority of Golden Falcon Stockholders entitled to vote generally in the election of directors, voting together as a single class.

COMMITTEES	Golden Falcon’s bylaws authorize the Golden Falcon Board to designate one or more committees by resolution of the Board. Each committee is to consist of one or more directors.	The Proposed Charter stipulates that the MNG Board shall establish an audit committee, a risk committee and a corporate governance committee and their respective formation, duties and working principles shall be subject to the Turkish Commercial Code, securities laws and related legislation and the relations of these committees with the board of directors shall be subject to the provisions of the relevant legislation.

CUMULATIVE VOTING	Under the DGCL, a corporation may adopt in its certificate of incorporation that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has a number of votes equal to the number of shares held by such stockholder multiplied by the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion. Golden Falcon has not adopted cumulative voting rights.	There is no such cumulative voting in the Proposed Charter.

AMENDMENT OF GOVERNING DOCUMENTS

Under the DGCL, a certificate of incorporation may be amended if:

•  the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and

Under Turkish law, amendments to the articles of association of a joint stock company can be made by the company’s shareholders at a general meeting. The proposed amendment must be included in the agenda of the meeting.

Decisions imposing obligations and secondary obligations for the closure of balance sheet losses and amendments to the articles of

•  the holders of at least a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, class voting rights exist with respect to amendments to the charter that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the charter provides otherwise.

Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.

The Existing Charter provides that Golden Falcon reserves the right at any time and from time to time to amend, alter, change or repeal any provision of the Existing Charter (including any preferred stock designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by the Existing Charter and the DGCL.

Notwithstanding anything contrary to the contrary contained in the Existing Charter, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no amendment to Article IX (Business Combination Requirements; Existence) of the Existing Certificate of Incorporation shall be effective prior to the consummation of association regarding the relocation of the company’s headquarters abroad require the unanimous vote of the shareholders or their representatives constituting the entire share capital.

Amendments to the articles of association regarding the complete change of the company’s field of activity, creation of privileged shares and limitation of the transfer of registered shares shall be made with the affirmative votes of the holders of the shares constituting at least seventy-five percent of the capital or their representatives.

Unless otherwise stipulated in the law or in the articles of association, except for the special provisions above, decisions regarding the amendment of the articles of association shall be taken by a majority of the votes present at the general assembly meeting where at least half of the company’s capital is represented.

If the quorum for the first meeting is not achieved, a second meeting may be held within one month at the latest. The meeting quorum for the second meeting is envisaged as the representation of at least one third of the company’s capital at the meeting.

The principles set forth herein are the basic rules regarding the amendment of the articles of association of a joint stock company, and although the quorums to be sought by the articles of association may be increased, it is not possible to reduce them.

Additionally, the amendment must be in compliance with the Turkish Commercial Code and any other relevant laws.

Golden Falcon’s initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then-outstanding shares of Golden Falcon Common Stock.

The Existing Charter provides that the Golden Falcon Board shall have the power to adopt, amend, alter or repeal the bylaws. The affirmative vote of a majority of the board shall be required to adopt, amend, alter or repeal the bylaws. Golden Falcon’s current bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of Golden Falcon required by law or the Existing Charter (including any preferred stock designation), the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of Golden Falcon entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the bylaws.

If the decision of the general assembly to amend the articles of association or to authorize the board of directors to increase the capital, or if the decision of the board of directors to increase the capital violates the rights of the privileged shareholders, this decision cannot be implemented unless it is approved by a resolution adopted by the aforementioned shareholders at a special meeting.

INDEMNIFICATION OF DIRECTORS AND OFFICERS	The DGCL generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination made by the corporation that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Such

The Proposed Charter does not include any provisions with regard to indemnification of directors. Additionally, the basic principle under the Turkish Commercial Code is the liability of the director against the company.

Since the directors are under the obligation to indemnify the company of the losses he or she has caused, there is no provision regarding the indemnification of the directors by the company in the Turkish Commercial Code.

determination shall be made, in the case of an individual who is a director or officer at the time of the determination:

•  by a majority of the disinterested directors, even though less than a quorum;

•  by a committee of disinterested directors designated by a majority vote of disinterested, directors, even though less than a quorum;

•  by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

•  by the stockholders.

Without court approval, however,

no indemnification may be made

in respect of any derivative action

in which an individual is adjudged liable to the corporation. The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. The DGCL permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals’ commitment to repay any advances, unless it is determined ultimately that those individuals are entitled to be indemnified.

FIDUCIARY DUTIES OF DIRECTORS

Under Delaware law, the directors of Golden Falcon owe the fiduciary duties of loyalty (encompassing good faith) and care to all of Golden Falcon Stockholders.

The DGCL permits a Delaware corporation to include in its

Under Turkish law, the directors and managers are under obligation to execute their duty with the care of a prudent manager, i.e. with the care that an ordinarily prudent manager would exercise under similar circumstances. In case that the risk that results in damages certificate of incorporation to contain a provision limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, acts or omissions not in good faith, involving intentional misconduct or a knowing violation of law, unlawful repurchases, redemptions or dividends, or transactions from which the director derived an improper personal benefit. The Existing Charter contains such provision.

The DGCL permits a Delaware corporation to renounce, in its certificate of incorporation, any interest or expectancy of the corporation in, or being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders. The Existing Charter provides that to the extent allowed by law, the corporate opportunity doctrine shall not apply to Golden Falcon or any of its officers or directors or any of their affiliates where the application of such doctrine would conflict with any fiduciary duties or contractual obligations such persons had and that Golden Falcon renounces any expectancy that any of Golden Falcon’s directors or officers will offer any such corporate opportunity of which he or she becomes aware to Golden Falcon, except that the corporate opportunity doctrine shall apply with respect to any of Golden Falcon’s directors or officers only with respect to a corporate opportunity that is offered to him or her solely in his or her capacity as a director or officer of Golden Falcon and such opportunity is had arisen from an act of the director that was in compliance with the “business judgment rule,” the director would not be personally liable of such damages. Under the “business judgment rule,” the director is liable to conduct the relevant research for each act. Additionally, directors have a duty to act by protecting the interest of the corporation in good faith.

The Proposed Charter does not include any specifics regarding the fiduciary duties of the directors.

one Golden Falcon is legally and contractually permitted to undertake and would otherwise be reasonable for it to pursue and that the director or officer is permitted to refer that opportunity to Golden Falcon without violating any legal obligations.

In limited circumstances, Golden Falcon Stockholders may be able to bring derivative actions on behalf of Golden Falcon.

ADVANCE NOTIFICATION REQUIREMENTS FOR PROPOSALS OF SHAREHOLDERS	Under the Golden Falcon bylaws, any stockholder may bring proper business before an annual meeting, including nominations to the board of directors, but only if the stockholder gives timely notice, in writing and proper form, of the stockholder’s intention to bring the business before the meeting.

Under Turkish law, shareholders who make up at least one tenth of the capital may request, in writing, reasons for and agenda of the meeting from the board of directors and call for a general assembly meeting or, if a general assembly meeting is already planned, request that specific issues be put on the agenda. The right to call a meeting may be granted to shareholders with fewer shares as specified in the articles of association.

The request for placing an item on the agenda shall be made through a notary public and must be received by the board of directors before the date of deposit of the fee for the publication of the call announcement in the Turkish trade registry gazette.

SHAREHOLDERS’ SUITS	Under Delaware law, a stockholder may bring a derivative action on a company’s behalf to enforce the rights of a company. An individual also may commence a class action lawsuit on behalf of himself or herself and other similarly situated stockholders if the requirements for maintaining a class action lawsuit under Delaware law are met. An individual may institute and maintain a class action lawsuit only if such person was a stockholder at the time of the	Under Turkish law, a shareholder may initiate an action to claim damages from the directors who are personally liable, against such directors and managers. In such action initiated by a shareholder, the compensation would be nevertheless awarded in favor of the corporation. In the event of bankruptcy, if the insolvency practitioner fails to enforce a right on behalf of a corporation; a shareholder or a creditor of corporation may initiate an action to enforce a right of a corporation transaction that is the subject of the lawsuit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the plaintiff must generally be a stockholder through the duration of the lawsuit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the lawsuit may be prosecuted, unless such demand would be futile.

to claim damages from the directors who are personally liable, against such directors and managers. In such action initiated by a shareholder or a creditor, the compensation would be nevertheless awarded in favor of the corporation. The conditions of such claims are same as the lawsuits initiated by corporation itself.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MNG

The following table sets forth information regarding (i) the actual beneficial ownership of Golden Falcon Common Stock as of [●], 2023 and (ii) expected beneficial ownership of MNG Ordinary Shares and MNG Preferred Shares immediately following the Closing, assuming the minimum redemption scenario, and alternatively the contractual maximum redemption scenario, by:

•

each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding Golden Falcon Common Stock and is expected to be the beneficial owner of more than 5% of MNG Ordinary Shares or MNG Preferred Shares following the Closing;

•	each of Golden Falcon’s current named executive officers and directors;

•	each person who will become a named executive officer or director of MNG following the Closing; and

•	all executive officers and directors of Golden Falcon as a group and all executive officers and directors of MNG following the Closing, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of the date of this proxy statement/prospectus. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of Golden Falcon Common Stock pre-Closing is based on 12,833,579 shares of Golden Falcon Common Stock (including 4,208,579 Public Shares and 8,625,000 Founder Shares), issued and outstanding as of [●], 2023.

The expected beneficial ownership of MNG following the Closing, assuming minimum redemptions, is based on an expected 64,244,115 MNG Ordinary Shares issued and outstanding, which assumes (a) the Stock Split has been effected; (b) only the Initially Vested ADSs have vested of the MNG ADSs received by the Initial Stockholders; and (c) no Warrants have been exercised.

The expected beneficial ownership of MNG Ordinary Shares following the Closing, assuming maximum redemptions, is based on an expected 63,929,775 MNG Ordinary Shares issued and outstanding, which assumes (a) the Stock Split has been effected; (b) only the Initially Vested ADSs have vested of the MNG ADSs received by the Initial Stockholders; and (c) no Warrants have been exercised.

Unless otherwise indicated, we believe that all persons named in the table below have, or may be deemed to have, sole voting and investment power with respect to all shares of Golden Falcon Common Stock beneficially owned, or MNG ADSs to be beneficially owned, by them.

				Post-Business Combination Ownership of shares of MNG
	Pre-Business Combination Ownership of shares of Golden Falcon			Assuming Minimum Redemption		Assuming Contractual Maximum Redemption
Name and Address of Beneficial Owner	Number of Shares(2)	Class of Shares	%(3)	Number of Shares	%	Number of Shares	%
Golden Falcon Directors, Officers and 5% Holders Pre-Business Combination(1)
Golden Falcon Sponsor Group, LLC(4)	8,445,000	B	65.8%	1,041,199	1.62%	754,000	1.2%
Makram Azar(4)	8,445,000	B	65.8%	1,041,199	1.62%	754,000	1.2%
Scott J. Freidheim(4)	8,445,000	B	65.8%	1,041,199	1.62%	754,000	1.2%
Eli Muraidekh	—	B	[●]	[●]	[●]	[●]	[●]
Xavier Rolet, KBE	36,000	B	[●]	[●]	[●]	[●]	[●]
Doninique D’Hinnin	36,000	B	[●]	[●]	[●]	[●]	[●]
I. Martin Pompadur	36,000	B	[●]	[●]	[●]	[●]	[●]
Isabelle Amiel Azoulai	36,000	B	[●]	[●]	[●]	[●]	[●]
Mikael Breuer-Weil	36,000	B	[●]	[●]	[●]	[●]	[●]
All executive officers and directors as a group (8 individuals)	8,625,000	B	67.2%	[●]	[●]	[●]	[●]
Senator Investment Group LP(7)	2,000,000	A	5.8%	2,000,000	3.1%	2,000,000	3.1%
MNG Directors, Officers and 5% Holders Post-Business Combination(8)
Ali Sedat Özkazanç	—	—	—	1,927,323	3.0%	1,917,893	3.0%
Emre Mazanoğlu	—	—	—	—	—	—	—
Ali Şimşek	—	—	—	—	—	—	—
Gamze Ete Kuran	—	—	—	—	—	—	—
Murathan Doruk Günal	—	—	—	—	—	—	—
Gökay Özdemir	—	—	—	—	—	—	—
Merve Ceylan Günal	—	—	—	—	—	—	—
Makram Azar(4)	8,445,000	B	65.8%	1,041,199	1.62%	754,000	1.2%
Scott Freidheim(4)	8,445,000	B	65.8%	1,041,199	1.62%	754,000	1.2%
[ ]	—	—	—	—	—	—	—
All executive officers and directors as a group
Mehmet Nazif Günal(9)	—	—	—	57,067,014	88.8%	58,257,882	91.1%

*	Less than one percent.

1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, Delaware 19711.
2)	Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, subject to adjustment.
3)	Based on 12,833,579 shares of Golden Falcon Common Stock outstanding at [●], 2023, of which 4,208,579 were Class A Common Stock and 8,625,000 were Class B Common Stock.
4)

Our Sponsor is the record holder of such shares. The Post-Business Combination Ownership includes the Initially Vested ADSs. Also includes 35,457 MNG ADSs that would be forfeited based on transaction costs under the minimum redemption scenario. Does not include 7,548,345 and 7,871,000 unvested MNG ADSs assuming the minimum and maximum redemption scenarios, respectively. Does not reflect the transfer of an aggregate of 115,000 Transfer Shares following the Closing, within 10 days after the expiration of the earliest lockup applicable to the Founder Shares. The Sponsor is managed by Messrs. Azar and Freidheim. Accordingly, Messrs. Azar and Freidheim share voting and dispositive power over the shares held by the Sponsor and may be deemed to beneficially own such shares. Each of Messrs. Azar and Freidheim disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
5)	Interests shown consist solely of Class A Common Stock.
6)	Based on 4,208,579 shares of Class A Common Stock outstanding at [●], 2023.
7)

According to a Schedule 13G filed with the SEC on January 4, 2021 by Senator Investment Group LP (“Senator Investment Group”), which serves as the investment manager to various investment funds (collectively, the “Funds”), and as such, has investment discretion with respect to the Funds. Douglas Silverman has control of a Delaware limited liability company that may be deemed to control Senator Investment Group. Senator Investment Group and Mr. Silverman share voting and dispositive power with respect to the shares. The business address of this stockholder is 510 Madison Avenue, 28th Floor, New York, NY 10022.

8)

Unless otherwise noted, the business address of each of the following entities or individuals is c/o MNG Havayollarl ve Taşlmaclllk AŞ., WOW Convention Center İDTM, Yeşilköy/Baklrköy, Istanbul/Türkiye 34149.

9)

Represents (i) 2,120,848 and 2,110,471 in the minimum and maximum redemption scenarios, respectively, of MNG Ordinary Shares owned directly by Mehmet Nazif Günal; (ii) 349,683 and 347,972 in the minimum and maximum redemption scenarios, respectively, of MNG Ordinary Shares owned directly by MNG Holding Anonim Şirketi for which Mehmet Nazif Günal possesses beneficial ownership; (iii) 42,450,278 and 43,712,664 in the minimum and maximum redemption scenarios, respectively, of MNG Ordinary Shares and 1 MNG Preferred Share in either case owned directly by Mapa İnşaat ve Ticaret Anonim Şirketi for which for which Mehmet Nazif Günal possesses beneficial ownership; and (iv) 12,146,204 and 12,086,774 in the minimum and maximum redemption scenarios, respectively, of MNG Ordinary Shares owned directly by Günal İnşaat Ticaret ve Sanayi Anonim Şirketi for which for which Mehmet Nazif Günal possesses beneficial ownership. Mehmet Nazif Günal disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

MARKET PRICE AND DIVIDEND INFORMATION

Golden Falcon

Market Price of Class A Common Stock, Warrants and Units

Our equity securities trade on the NYSE. Each of our Units consists of one share of Class A Common Stock and one-half of one redeemable Warrant and, commencing on December 18, 2020, trades on the NYSE under the symbol “GFX.U.” The Class A Common Stock and Warrants underlying our Units began trading separately on the NYSE under the symbols “GFX” and “GFX WS,” respectively, on February 8, 2021. We intend to apply to list the MNG ADSs and MNG Warrants on the NYSE under the symbols “MNGA” and “MNGA WS,” respectively, upon the Closing. All outstanding Units will be separated into their component securities immediately prior to the Closing. Accordingly, MNG will not have any units following consummation of the Business Combination, and therefore there will be no NYSE listing of our Units following the consummation of the Business Combination.

The closing price of the Class A Common Stock, Public Warrants and Units on December 6, 2022, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.04, $10.04 and $10.04, respectively. As of [●], 2023, the most recent closing price for the Class A Common Stock, Public Warrants and Units was $[●], $[●] and $[●], respectively.

Holders

On [●], 2023, there were approximately [●] holder of record of our Units, [●] holder of record of our Class A Common Stock, [●] holders of record of our Class B Common Stock and [●] holders of record of our Warrants. Such numbers do not include beneficial owners holding our securities through nominee names.

Dividends

We have not paid any cash dividends on our Class A Common Stock to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of the MNG Board at such time. In addition, the Golden Falcon Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Pursuant to the Turkish Commercial Code, the general assembly of shareholders is the sole authorized body to determine if a dividend will be distributed, and it cannot delegate this authority to the board of directors of the company. However, although there is no provision in the Turkish Commercial Code regarding the authority of the board of directors to propose a dividend to the general assembly, there are opinions in Turkish doctrine which suggest that it is possible for the board of directors to propose a dividend to the general assembly, since the board of directors dominates the company’s finances. However, in any case, the general assembly is not bound by such a proposal, and the general assembly is authorized to decide the size, manner and timing of a dividend.

MNG

Market Price

Historical market price information regarding MNG is not provided because there is no public market for its securities.

Holders

On [●], 2023, there were approximately five holders of record.

Dividends

For the nine months ended September 30, 2022 and for the years ended December 31, 2021 and 2020, we distributed dividends to our shareholders in the amount of $23,755,373, $24,992,862 and $15,063,211, respectively. A portion of the dividends offset a portion of the outstanding amount under the Intercompany Loan for the respective period, and the remainder was paid in cash. The total amount of cash dividends paid was $1,496,894 and $1,545,533 and $1,255,258, for the nine months ended September 30, 2022, and for the years ended December 31, 2021 and 2020, respectively.

After the Business Combination, the MNG Board intends to evaluate adopting a policy of paying cash dividends. In evaluating any dividend policy, the MNG Board must consider post-Business Combination company’s financial condition and may consider results of operations, certain tax considerations, capital requirements, alternative uses for capital, industry standards and economic conditions. Whether the MNG Board adopts such a dividend policy and the frequency and amount of any dividends declared on the MNG Ordinary Shares will be within the discretion of the MNG Board.

APPRAISAL RIGHTS

There are no appraisal rights available to holders of shares of Class A Common Stock in connection with the Business Combination.

ADDITIONAL INFORMATION

Legal Matters

The validity of the MNG Ordinary Shares to be issued in connection with the Business Combination will be passed upon by Göksu Safi Işık Attorney Partnership.

Experts

The financial statements of MNG as of December 31, 2021 and 2020, and for each of the years in the two-year period ended December 31, 2021, have been included herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Golden Falcon as of December 31, 2021 and December 31, 2020 and for the year ended December 31, 2021, and the period from August 24, 2020 (inception) through December 31, 2020, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Golden Falcon to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

MNG is a joint stock corporation organized under the laws of Türkiye. The majority of our directors and all of our executive officers are resident in Türkiye, and the majority of our assets are located outside the United States, principally in Türkiye.

The courts of Türkiye will not enforce a judgment obtained in a court established in a country other than Türkiye unless:

•	there is in effect a treaty between such country and Türkiye providing for reciprocal enforcement of court judgments;

•	there is de facto enforcement in such country of judgments rendered by Turkish courts; or

•	there is a provision in the laws of such country that provides for the enforcement of judgments of the Turkish courts.

There is no treaty between the United States and Türkiye providing for reciprocal enforcement of judgments. There is no de facto reciprocity between the United States and Türkiye. Moreover, there is uncertainty as to the ability of a shareholder to bring an original action in Türkiye based on U.S. federal or non-Turkish securities laws.

Turkish courts have rendered at least one judgment in the past confirming de facto reciprocity between New York State and Türkiye. However, since de facto reciprocity is decided by the relevant court on a case-by-case basis, there is uncertainty as to the enforceability of court judgments obtained in the United States by Turkish courts.

In addition, the Turkish courts will not enforce any judgment obtained in a court established in a country other than Türkiye if:

•	the defendant was not duly summoned or represented;

•	the defendant’s fundamental procedural rights were not observed and the defendant brings an objection before the Turkish court against the request for enforcement on either of these grounds;

•	the judgment in question was rendered with respect to a matter within the exclusive jurisdiction of the Turkish courts;

•

the judgment is incompatible with a judgment of a Turkish court between the same parties and relating to the same issues or, as the case may be, with an earlier foreign judgment on the same issue and enforceable in Türkiye;

•	the judgment is not of a civil nature;

•	the judgment is clearly against public policy rules of Türkiye;

•	the court rendering the judgment did not have jurisdiction to render such judgment;

•	the judgment is not final and binding with no further recourse for appeal under the laws of the country where the judgment has been rendered; or

•

the judgment was rendered by a foreign court which treated itself as competent even though it had no actual relationship with the parties or the subject matter at hand and the defendant brings an objection before the Turkish court against the request for enforcement on this ground.

Furthermore, to be enforceable under the laws of Türkiye, the choice of laws of a foreign jurisdiction or submission to the jurisdiction of the courts of such a foreign jurisdiction should indicate the competent courts with sufficient precision. Therefore, lack of precision while determining the competent court of a foreign jurisdiction may render the choice of foreign court unenforceable. Also, Turkish law enables the parties’ ability to choose the law applicable to claims relating to tort and/or unjust enrichment only after the commitment or occurrence of the relevant tortious act or the relevant unjust enrichment.

As a result, it may not be possible to:

•	effect service of process outside Türkiye upon any of the directors and executive officers named in this offering circular; or

•	enforce, in Türkiye, court judgments obtained in courts of jurisdictions other than Türkiye against us or any of the directors and executive officers named in this offering circular in any action.

In addition, it may be difficult or impossible to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon securities laws of the United States.

In any suit or action against MNG before the Turkish courts, a foreign plaintiff may be required to deposit security for court costs (cautio judicatum solvi); provided, however, that the court may in its discretion waive such requirement for security if the plaintiff is considered to be (i) a national of one of the contracting states of the Convention Relating to Civil Procedures signed at The Hague on 1 March 1954 (ratified by Türkiye by Law No. 1574), save for the legal entities incorporated under the laws of such contracting states, or (ii) a national of a state that has signed a bilateral treaty with Türkiye which is duly ratified and contains, inter alia, a waiver of the cautio judicatum solvi requirement on a reciprocal basis.

Also, the Enforcement and Bankruptcy Law No. 2004 prevents a contractual arrangement by which a contractual event of default clause is stipulated to be triggered in case of any application is made by a Turkish company for debt restructuring upon settlement (uzlaşma yoluyla yeniden yapllandlrma) within the scope of Turkish Enforcement and Bankruptcy Law No. 2004. In addition to this, the contractual termination, default and acceleration clauses of an agreement cannot be triggered in case the debtor makes a concordat application and such application not to constitute a breach of such agreement.

Furthermore, any claim against MNG which is denominated in a foreign currency would, in a bankruptcy situation, only be payable in Turkish Lira. The relevant exchange rate for determining the Turkish Lira amount of any such claim would be the Central Bank’s exchange rate for the purchase of the relevant currency which is effective on the date when the relevant court’s decision on the bankruptcy is rendered in accordance with Turkish law. Such exchange rate may be less favorable to investors than the rate of exchange prevailing at the relevant time.

WHERE YOU CAN FIND MORE INFORMATION

Golden Falcon files annual and quarterly reports and other reports and information with the SEC. The SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file electronically with the SEC at http://www.sec.gov. Golden Falcon will provide without charge to you, upon written or oral request, a copy of the reports and other information filed with the SEC.

Any requests for copies of information, reports or other filings with the SEC should be directed to Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711, Attention: Makram Azar, Chief Executive Officer.

You may also obtain these documents by requesting them in writing or by telephone from Golden Falcon’s proxy solicitor at:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Telephone: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: [●].info@investor.morrowsodali.com

If you are a stockholder of Golden Falcon and would like to request documents, please do so by no later than five business days before the meeting date to receive them before the Special Meeting of stockholders. If you request any documents from Golden Falcon, we will mail them to you by first class mail, or another equally prompt means. You will not be charged for any of the documents you request.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of Golden Falcon with respect to the shares of Class A Common Stock to be issued if the Business Combination is consummated in addition to being a proxy statement of Golden Falcon for its Special Meeting of stockholders. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus.

All information contained or incorporated by reference in this proxy statement/prospectus relating to Golden Falcon has been supplied by Golden Falcon, and all such information relating to MNG has been supplied by MNG. Information provided by either Golden Falcon or MNG does not constitute any representation, estimate or projection of any other party.

Neither Golden Falcon nor MNG has authorized anyone to give any information or make any representation about the Business Combination or their respective companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

MNG HAVAYOLLARI VE TAŞIMACILIK ANONIM ŞIRKETI

GOLDEN FALCON ACQUISITION CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of MNG Havayolları ve Taşımacılık Anonim Şirketi

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of MNG Havayolları ve Taşımacılık Anonim Şirketi (the Company) as of 31 December 2021 and 2020, the related statements of profit or loss and other comprehensive income, cash flows, and changes in equity for each of the years in the two-year period ended 31 December 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended 31 December 2021, in conformity with generally accepted accounting principles in International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ KPMG Bağĺmsĺz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.

We have served as the Company’s auditor since 2020.

Ankara, Turkey

14 February 2023

MNG Havayolları ve Taşımacılık Anonim Şirketi

Statement of Financial Position

As at 31 December 2021

(Amounts expressed in US Dollar (“USD”))

	Note	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	5	46,185,844	46,542,341
Trade receivables		26,747,521	17,743,018
- Related Parties	7	1,921,870	875,238
- Third Parties	8	24,825,651	16,867,780
Other receivables		35,019,330	17,868,284
- Related Parties	7	34,676,276	17,375,279
- Third Parties	9	343,054	493,005
Inventories	11	2,960,303	2,371,416
Prepayments	12	3,278,950	3,245,061
Other current assets	10	131,823	—

Total Current assets		114,323,771	87,770,120

Non-Current Assets
Financial investments		38,572	38,572
Property, plant and equipment	14	211,386,649	163,185,279
Intangible assets	15	3,162,879	1,498,990
Equity-accounted investees	4	2,015,430	1,825,280
Prepayments	12	18,853,277	14,740,012

Total non-current assets		235,456,807	181,288,133

Total assets		349,780,578	269,058,253

The accompanying notes from an integral part of these financial statements.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Statement of Financial Position

As at 31 December 2021

(Amounts expressed in US Dollar (“USD”))

	Note	2021	2020
LIABILITIES
Current liabilities
Short-term borrowings	6	35,704,024	29,486,833
Short-term portion of long-term borrowings	6	17,853,554	2,918,420
Trade payables		27,185,982	22,299,525
- Related Parties	7	1,872,606	633,223
- Third Parties	8	25,313,376	21,666,302
Liabilities related to the employee benefits	20	2,014,076	1,944,142
Other payables		1,054,631	1,342,959
- Third Parties	9	1,054,631	1,342,959
Current tax liabilities	27	2,892,636	3,545,583
Contract liabilities	13	8,484,920	140,000
Short-term provisions		1,292,649	1,103,535
- Provision Related to the employee benefits	17	1,290,220	1,096,881
- Other	17	2,429	6,654

Total current liabilities		96,482,472	62,780,997

Non-current liabilities
Long term borrowings	6	53,368,175	33,860,377
Long term provisions		2,363,393	3,172,818
- Provision related to the employee benefits	17	2,363,393	3,172,818
Deferred tax liabilities	27	28,637,473	25,202,788

Total non-current liabilities		84,369,041	62,235,983

Total Liabilities		180,851,513	125,016,980

EQUITY
Equity Attributable To Owners Of The Parent
Share capital	21	33,285,466	33,285,466
Other comprehensive income or expenses that will not be reclassified to profit or loss		(934,700)	(383,407)
- Foreign currency translation differences		(34,756)	110,798
- Remeasurements of defined benefit liability (asset)		(1,124,930)	(617,756)
-Taxes on items that will not be reclassified to profit or loss		224,986	123,551
Restricted reserves	21	8,062,564	5,313,795
Retained earnings		128,515,735	105,825,419

Total equity		168,929,065	144,041,273

Total equity and liabilities		349,780,578	269,058,253

The accompanying notes from an integral part of these financial statements

MNG Havayolları ve Taşımacılık Anonim Şirketi

Statement of Profit or Loss and Other Comprehensive Income

For the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

	Note	2021	2020
Continuing Operations
Revenue	22	289,668,206	208,806,863
Cost of sales	22	(201,809,781)	(131,948,138)

Gross profit		87,858,425	76,858,725

Administrative expenses	23	(10,230,621)	(9,418,001)
Marketing expenses	23	(989,303)	(2,108,459)
Other operating income	25	17,926,724	13,025,632
Other operating expenses	25	(15,110,253)	(11,180,518)

Operating Profit		79,454,972	67,177,379

Finance income	26	21,188,833	11,107,956
Finance expense	26	(34,010,203)	(17,537,212)

Net finance expense		(12,821,370)	(6,429,256)

Share of profit of equity-accounted investees	4	344,982	202,278

Profit before tax		66,978,584	60,950,401

Tax expense
-Current tax expense	27	(13,010,517)	(8,814,726)
-Deferred tax expense	27	(3,536,120)	(6,778,306)

Profit for the period		50,431,947	45,357,369

Attributable to:
Equity holder of the parent		50,431,947	45,357,369
Other Comprehensive Income

Items that will not be reclassified to profit or loss

-Foreign currency translation differences		(145,554)	130,121
- Remeasurements of defined benefit liability (asset)		(507,174)	(617,756)
-Taxes on items that will not be reclassified to profit or loss		101,435	123,551

Other comprehensive income		(551,293)	(364,084)

Total comprehensive income		49,880,654	44,993,285

Attributable to:
Equity holder of the parent		50,431,947	45,357,369

Earnings per share from operations	29	1.28	1.15

Weighted average number of shares		39,500,000	39,500,000

(Weighted average number of shares of 1 Full TL each)

The accompanying notes from an integral part of these financial statements

MNG Havayolları ve Taşımacılık Anonim Şirketi

Statement of Changes in Equity

For the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

		Other comprehensive income or expenses that will not be reclassified to profit or loss
	Share capital	Foreign currency translation differences	Remeasurement of defined benefit liability (asset)	Taxes relating to other comprehensive income	Restricted reserves	Retained earnings	Total equity
Balance as at 1 January 2020	33,285,466	(19,323)	—	—	3,486,221	77,358,835	114,111,199
Transfers	—	—	—	—	1,827,574	(1,827,574)	—
Dividends (Note: 21)	—	—	—	—	—	(15,063,211)	(15,063,211)
Profit for the period	—	—	—	—	—	45,357,369	45,357,369
Other comprehensive income for the period	—	130,121	(617,756)	123,551	—	—	(364,084)
Total comprehensive income	—	130,121	(617,756)	123,551	—	45,357,369	44,993,285

Balance as at 31 December 2020	33,285,466	110,798	(617,756)	123,551	5,313,795	105,825,419	144,041,273

Balance as at 1 January 2021	33,285,466	110,798	(617,756)	123,551	5,313,795	105,825,419	144,041,273
Transfers	—	—	—	—	2,748,769	(2,748,769)	—
Dividends (Note: 21)	—	—	—	—	—	(24,992,862)	(24,992,862)
Profit for the period	—	—	—	—	—	50,431,947	50,431,947
Other comprehensive income for the period	—	(145,554)	(507,174)	101,435	—	—	(551,293)
Total comprehensive income	—	(145,554)	(507,174)	101,435	—	50,431,947	49,880,654
Balance as at 31 December 2021	33,285,466	(34,756)	(1,124,930)	224,986	8,062,564	128,515,735	168,929,065

The accompanying notes from an integral part of these financial statements

MNG HavayollarI ve TaşImacIlIk Anonim Şirketi

Statement of Cash Flows

For the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

	Note	31 December 2021	31 December 2020
Profit for the period		50,431,947	45,357,369
Depreciation and amortisation expense	14-15	31,509,003	27,375,030
(Reversal of) impairment losses on property, plant and equipment	14	—	(10,580,349)
Provisions and employee benefits		840,039	757,638
Interest expense / (income)		(364,798)	1,374,574
Share of profit of equity-accounted investees	4	(344,982)	(202,278)
Tax expense	27	16,546,637	15,593,032
The adjustments for the reconciliation of net profit/(loss) for the period		48,185,899	34,317,647
(Increase) in trade receivables		(9,075,469)	(1,032,569)
Decrease in other receivables		18,128	770,572
(Increase) in inventories		(588,887)	(4,641)
(Increase) in prepayment		(4,147,154)	(3,538,843)
Increase in trade payables		2,842,207	8,899,873
Increase / (decrease) in other payables		(218,394)	942,311
Increase in contract liabilities		8,344,920	140,000
Other non-cash assets		2,256,128	1,277,932
Cash flows from operations		98,049,325	87,129,651
Payments related to provisions for employee benefits	19	(238,893)	(216,632)
Interest paid		(4,552,117)	(2,721,644)
Tax payments		(6,393,150)	(7,476,108)
Net Cash from operations		86,865,165	76,715,267
Proceeds from sale of property, plant, equipment and intangible assets		—	2,200,506
Purchase of property, plant and equipment, intangible assets		(54,660,350)	(34,117,558)
Cash flow used in investing activities		(54,660,350)	(31,917,052)
Proceeds from borrowings	6	70,983,787	23,793,943
Repayments of borrowings	6	(38,523,044)	(3,279,349)
Change in other receivable		(57,926,552)	(22,488,822)
Payment of lease labilities	6	(19,190,422)	(8,824,846)
Interest received		128,750	5,264
Dividends paid	7	(1,545,533)	(1,255,258)
Cash flow from financing activities		(46,073,014)	(12,049,068)

Net increase / (decrease) in cash and cash equivalents before the effect of exchange rate changes		(13,868,199)	32,749,147

Unrealized foreign currency translation differences		13,511,702	1,547,961

Net increase / (decrease) in cash and cash equivalents		(356,497)	34,297,108

Cash and cash equivalents at the beginning of the period	5	46,542,341	12,245,233

Cash and cash equivalents at the end of the period	5	46,185,844	46,542,341

The accompanying notes from an integral part of these financial statements

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

1	Organization and nature of operation

MNG Havayolları ve Taşımacılık Anonim Şirketi (“MNG Havayolları” or “the Company”) was established in 1997 and started its operations during 1998. MNG Havayolları operates cargo flights internationally; both scheduled and charter, to various locations, mainly throughout Europe. As of 31 December 2021, the Company has a fleet of 9 aircrafts, including 6 A330F and 3 A300 aircraft.

The Company was established in Istanbul / Turkey. Company’s address and corporate activity center WOW Convention Center İDTM 34149 - Yeşilköy/Bakırköy - İstanbul – Turkey.

As of 31 December 2021, the average number of personnel working in the Company was 845 (31 December 2020: 738).

The immediate parent and ultimate controlling party of the Company are respectively; Mapa İnşaat ve Ticaret Anonim Şirketi (“Mapa İnşaat”), Günal İnşaat Anonim Şirketi (“Günal İnşaat”) and Mehmet Nazif Günal. Both Mapa İnşaat and Günal İnşaat’s controlling shareholder is Mehmet Nazif Günal.

2	Basis of presentation of financial statements

2.1	Basis of preparation

(a)	Basis of measurement

The financial statements have been prepared on the historical cost basis.

Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(b)	Functional and presentation currency

Although the Company’s country of residence and the currency of Turkey is Turkish Lira (“TL”), the Company’s functional currency is United States Dollar (“USD”). The effect of USD on the activities of the Company is important and the USD reflects the underlying economic substance of the Company related to the case. Therefore, these financial statements have been prepared and presented in USD. All currencies other than USD are treated as foreign currencies.

2.2	Statement of compliance with IFRS

These financial statements have been prepared in accordance with IFRS Standards.

They were authorized for issue by the Company’s board of directors on 14 February 2023.

Details of the Group’s accounting policies are included in note 2.5.

2.3	Changes in Accounting Policies

The accounting policies have been applied consistently to all periods presented in these financial statements have been applied. Significant changes to accounting policies are implemented retrospectively and previous period financial statements are restated.

The same presentation and methods of computation have been followed in these financial statements as were applied in the preparation of the Company’s financial statements as at and for the year ended 31 December 2020.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.4	Change in accounting estimates and errors

If the changes in accounting estimates are for only one period, they are applied prospectively in the current period when the change is made, both in the period when the change is made and in the future periods. Significant accounting errors identified are applied retrospectively and prior period financial statements are restated.

2.5	Summary of significant accounting policies

(a)	Foreign currency

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

However, foreign currency differences arising from the translation of the following items are recognised in OCI:

– An investment in equity securities designated as at FVOCI

Exchange rates used for translation of the financial information of the company are as follows:

		2021		2020
		Year end	Average	Year end	Average
EUR	Euro	1.1319	1.1787	1.2272	1.1443
TL	Turkish Lira	0.0750	0.1127	0.1362	0.1428

(b)	Basis of consolidation

Interests in equity-accounted investees

The Company’s interests in equity-accounted investees comprise interests in associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.

Interests in associates are accounted by using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the financial statements include the Company’s share of the profit or loss and OCI of equity accounted investees, until the date on which significant influence or joint control ceases.

Solin Air D.O.O. was acquired in 2008 as an investment in an associate. Solin Air D.O.O. provides maintenance and repair services to Saab, Bombardier, Embraer, ATR, Boeing and Airbus aircraft operators. Also, it operates Airbus aircraft on full charter and on wet-lease to other operators.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(b)	Basis of consolidation (continued)

Interests in equity-accounted investees (continued)

The details of the Company’s investment in associates as at 31 December 2021 and 2020 are as follows:

		Place of incorporation	Proportion of ownership interest and voting power held by the Company (%)
Entity	Nature of business		2021	2020
Solin Air D.O.O.	Scheduled and chartered air cargo	Slovenia	49.01	49.01

(c)	Revenue

General model for revenue recognition

The Company generates revenue primarily from providing air cargo services. Scheduled and charter air cargo revenues comprise the invoiced value of airline and other services, net of government taxes. Revenue from the sale of flight is recognized in the period in which the flight service is provided. Revenue from providing cargo services is recognized in the profit or loss, when the transportation services are completed, the control of the goods has been transferred, being when goods are delivered and picked up by a customer.

The Company does not expect to have any contracts where the period between the transfer of the promised services to the customer and payment by the customer exceeds one year. Therefore, the Company does not adjust any of the transaction prices for the time value of money.

IFRS 15 requires revenue recognition for all contracts with customers to follow the five-step approach to revenue recognition.

Step 1: Identifying the contract

When a contract is only legally enforceable, collectible, rights and payment terms for goods and services can be defined, the contract is deemed to be in accordance with IFRS 15 if the terms of the contract are commercially acceptable, the contract is endorsed by the parties and all the conditions of commitment are fulfilled. If either contract were negotiated as a single commercial package, or consideration in one contract depends on the other contract or goods or services (or some of the goods or services) are a single performance obligation the Company accounts the contracts as a single contract.

Step 2: Identifying the performance obligations

The Company defines ‘performance obligation’ as a unit of account for revenue recognition. The Company assesses the goods or services promised in a contract with a customer and identifies as:

(a) A performance obligation either a good or service that is distinct;

(b) Or a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(c)	Revenue (continued)

General model for revenue recognition (continued)

Step 2: Identifying the performance obligations (continued)

The Company can define a good or service in the contract separately from other commitments in the contract and enables the customer to benefit from the good or service alone or together with other resources ready for use, it defines it as a different good or service. A contract can include a number of commitments to deliver different goods or services that are essentially the same. At the start of the contract, an entity determines whether a series of goods or services has a single performance obligation.

Step 3: Determining the transaction price

In order to determine the transaction price, the Company assesses how much consideration it expects to be entitled to by fulfilling the contract. In arriving at the assessment, the Company considers variable elements of consideration, as well as the existence of a significant financing component.

Significant financing component

The Company revises the promised amount of consideration for the effect of a significant financing component to the amount that reflects what the cash selling price of the promised good or service. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the entity expects the period between customer payment and the transfer of goods or services to be one year or less.

Variable consideration

The Company identifies items such as discounts or similar items may result in variable consideration if there is any in a customer contract.

Step 4: Allocating the transaction price to performance obligations

If distinct goods or services are delivered under a single arrangement, then the consideration is allocated based on relative stand-alone selling prices of the distinct goods or services (performance obligations). If directly observable stand-alone selling prices are not available, the total consideration in the service contracts is allocated based on their expected cost plus a margin.

Step 5: Recognition of revenue

If a performance obligation is not satisfied over time, then the Company recognize revenue at the point in time at which it transfers control of the good or service to the customer.

The Company recognizes a provision in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(c)	Revenue (continued)

Contract modifications

If the Company commits to offer additional goods or services, it accepts the contract change as a separate contract. In case of the termination of the existing contract and the creation of a new contract, if the goods or services offered are different, they shall recognize the related changes. If the amendment to the contract does not create separate goods or services, the entity shall, with the first contract, recognize by combining additional goods or services as if it were a part of the initial contract.

Company’s revenue types are as follows:

Warehouse income

Warehouse income is the service fees received against the services provided in temporary import and export warehouses.

Handling income

Handling income is the service income given in exchange for handling services such as cargo packaging and loading.

Cargo and postal income

ACMI, Full Charter and Scheduled cargo transportation revenues to Europe, Asia and Far East countries.

Technical income

Technical income includes technical spare parts sales.

(d)	Finance income and finance expenses

Finance income is comprised of interest income from related parties, and foreign exchange gains on financial assets and liabilities (except for trade receivables and payables).

Financial expenses include interest expenses on bank loans and lease liabilities and foreign exchange losses on financial assets and liabilities (other than trade receivables and payables). Borrowing costs that are not directly attributable to the acquisition, construction or production of an asset are recognized in the statement of profit or loss using the effective interest rate.

The foreign currency gain or losses on financial assets and liabilities (other than trade receivables and payables) are presented under finance income and finance costs separately. The foreign currency gain or losses are presented under other income/expense on operating activities.

Interest income or expense is recognized using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

– The gross carrying amount of the financial asset; or

– The amortised cost of the financial liability.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(d)	Finance income and finance expenses (continued)

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

(a) Financial assets with credit-impairment when purchased or created. For such financial assets, the entity applies the effective interest rate corrected according to credit to the amortized cost of the financial asset, since it is included in the financial statements for the first time.

(b) Financial assets that are not financial assets with credit-impairment when purchased or created, but subsequently become financial-impaired financial assets. For such financial assets, the entity applies the effective interest rate to the amortized cost of the asset in subsequent reporting periods

(e)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are identified as an expense when they are serviced.

A provision is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably

(ii)	Unused vacation provisions

According to the current labor law in Turkey, In case of termination of the employment contract for any reason, it is obliged to pay the fee for the annual leave periods that are entitled but not used by the employees over the sum of the gross wages at the date of the contract and other contractual interests. Unused vacation provisions is the total undiscounted liability amount that all employees deserve but correspond to the days of leave they have not yet used as of the reporting date. Provision arising from unused vacations are accrued at the time they are entitled.

(iii)	Other long-term employee benefits

In accordance with the existing labor law in Turkey, the Company is required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause, or due to retirement, military service or death.

It is calculated with respect to 30-day gross wages and recognized in the financial statements as the present value of the estimated total reserve of the future probable obligation of the Company. It is calculated as if all employees are subject to that payment and recognized in the financial statements on accrual basis. The computation of the liabilities is based upon the retirement pay ceiling announced by the government. As at 31 December 2021, the ceiling amount is determined as USD 814 (31 December 2020: USD 1,041).

Actuarial gains and losses are recognized in the OCI.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(f)	Income tax

Income tax expense comprises current and deferred tax. Income tax and deferred tax is recognized in profit or loss except items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years.

Corporate income tax is levied on the statutory corporate income tax base, which is determined by modifying income for certain tax exclusions and allowances. Current tax payable also includes any tax liability arising from the declaration of dividends. Current tax assets and liabilities are offset only if certain criteria are met.

(ii)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases which is used in the computation of taxable profit.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that is probable that future taxable profits will available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the way the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value.

The cost of inventories is based on the weighted average and includes expenditure incurred in acquiring the inventories.

(h)	Property, plant and equipment

(i)	Recognition and measurement

Property, plant and equipment are measured at cost, including borrowing costs, by deducting accumulated depreciation and any impairment provisions.

The Company allocates the cost of an acquired aircraft to its service potential reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is depreciated over the shorter of the period to the next maintenance check or the remaining life of the aircraft. Cost of heavy checks and engine shop visits are capitalized and depreciation is charged over the shorter of the remaining useful life of the aircraft or the period until the next scheduled maintenance date, using the straight-line method.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(h)	Property, plant and equipment (continued)

(i)	Recognition and measurement (continued)

All significant components and repairable equipment are accounted separately and depreciated over their estimated useful lives.

When an item of property, plant and equipment is disposed or if no future economic benefits are expected from its use or sale, it is derecognized from the statement of financial position. The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

(ii)	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Maintenance and Repair Expenses

The maintenance fees related with tangible fixed assets and right of use assets are recorded as operating expenses in the related period. When the maintenance of core bodies and engines for the aircrafts acquired or financed lease have been performed, these maintenance expenses have been capitalized according to minimum of either due date to next maintenance period or remaining useful life.

(iii)	Depreciation

Items of property, plant and equipment are depreciated from the date that they are available for use, or in respect of self-constructed assets, from the date that the asset is completed and ready for use.

Depreciation is recognized on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Depreciation is recognized in profit or loss unless it is included in the carrying amount of another asset.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(h)	Property, plant and equipment (continued)

(iii)	Depreciation (continued)

The estimated useful lives for the current and comparative periods are as follows:

Useful lives
Buildings	25 years
Plant, machinery and equipment	3 - 15 years
Vehicles	4 - 10 years
Furniture and fixture	2 - 50 years
Leasehold improvements	5 - 25 years
Other property, plant and equipment	3 - 5 years
Aircrafts
Air-frame	5 - 30 years
Aircrafts engine	2 - 10 years
Aircrafts engine rotor shafts	5 years
Aircrafts engine rotor disks	5years
Backup power unit (APU) - main part (core)	2 - 8 years
Overhaul cost of APU	3 - 5 years
Landing and gear (L&G) Core	10 - 30 years
Overhaul costs of L&G	10 years
Important heavy maintenance costs	2 - 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if necessary. The Company’s estimate of the recoverable amount of aircraft residual values is 10% of the purchase price of new aircraft, determined periodically, based on International Air Transport Association (IATA) bluebook price which serves as benchmark in the industry.

(i)	Intangible assets

(i)	Other intangible assets

Other intangible assets acquired by the Company that have a specified useful life are measured at cost by deducting accumulated amortization and impairment losses.

(ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(i)	Intangible assets (continued)

(iii)	Amortization

Amortization is calculated to write off the cost of items of intangible assets less their estimated residual values using the straight-line basis over their estimated useful lives and generally recognized in profit or loss. The estimated useful lives for the current and comparative periods are as follows:

Useful lifes
Computer software	5 years
Other intangible assets	5-15 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(j)	Financial instruments

(i)	Recognition and initial measurement

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortized cost.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized for the FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized for the at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(j)	Financial instruments (continued)

(ii)	Classification and subsequent measurement (continued)

Financial assets – Business model assessment:

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

The stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•	How the performance of the portfolio is evaluated and reported to the Company’s management;

•	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	How managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	The frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

The transfer of financial assets to third parties in transactions not eligible to be excluded from financial statements is not considered as a sale for this purpose, consistent with the Company’s recognition of its assets in its financial statements.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest:

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•	Contingent events that would change the amount or timing of cash flows;

•	Terms that may adjust the contractual coupon rate, including variable-rate features;

•	Prepayment and extension features; and terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features); and;

•	Terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(j)	Financial instruments (continued)

(ii)	Classification and subsequent measurement (continued)

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest (continued):

The early payment feature is consistent only with the principal of interest payments on the principal and principal balance if the prepayment amounts, which are reasonable before the due date of the contract, reflect the outstanding amount of the principal and interest on the principal balance.

In addition, (i) if the financial asset is discounted over the nominal value of the contract, or (ii) the prepaid amounts, which include a reasonable surcharge in cases where the contract is terminated before the due date, substantially reflect the contractual nominal value and the accrued (but unpaid) interest. and (iii) in the case of early recognition, if the fair value of the early payment feature is insignificant, it is considered to be in compliance with these criteria.

Financial assets – Subsequent measurement and gains and losses:

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss.

(iii)	Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(j)	Financial instruments (continued)

(iii)	Derecognition (continued)

Financial liabilities (continued)

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

The Company, financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(k)	Capital

Ordinary Shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 Income Taxes.

(l)	Impairment

(i)	Non-derivative financial assets

Financial instruments and contract assets

The Company recognizes loss allowances for ECLs on:

•	Financial assets measured at amortised cost

•	Debt securities that are determined to have low credit risk at the reporting date; and

•

Other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 180 days past due.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(l)	Impairment

(i)	Non-derivative financial assets (continued)

The Company considers a financial asset to be in default when:

•	The borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or

•	The financial asset is more than 180 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). The cash shortfalls are the difference between the cash flows to be incurred and the cash flows expected to be received by the entity. As the amount and timing of payments are considered in expected credit losses, a credit loss occurs even if the entity expects to receive the full payment in the contract with the maturity specified in the contract.

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	Significant financial difficulty of the borrower or issuer;

•	A breach of contract such as a default or being more than 90 days past due;

•	The restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;

•	It is probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	The disappearance of an active market for a security because of financial difficulties.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(l)	Impairment (continued)

(i)	Non-derivative financial assets (continued)

Presentation of allowance for ECL in the statement of financial position

Loss allowance for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write - off

In the absence of reasonable expectations regarding the partial or complete recovery of the value of a financial asset, the entity directly deducting the gross book value of the financial asset. Write-off is a reason for derecognition.

(ii)	Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

The Company determined aircrafts as bottom-line cash generating unit subject to impairment and impairment calculation are performed for aircrafts collectively. In the examination of whether net book values of aircrafts exceed their recoverable amounts, net selling prices are used for determination of recoverable amounts. Net selling price for the aircrafts is determined according to second hand prices in international price guides. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

The differences between net book values of these assets and recoverable amounts are recognized as impairment gains or losses under operating activities.

(m)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(m)	Provisions (continued)

a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(n)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

However, for the leases of property the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, and the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(n)	Leases (continued)

As a lessee (continued)

•

The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.

Short-term leases and low-value leases

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases which are less than 12 months, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(o)	Related parties

A related party is a person or entity that is related to the entity that is preparing its financial statements (referred to as the ‘reporting entity’).

a) A person or a close member of that person’s family is related to a reporting entity if that person:

(i) Has control or joint control over the reporting entity;

(ii) Has significant influence over the reporting entity; or

(iii) Is a member of the key management personnel of the reporting entity or of a parent of the reporting entity.

b) An entity is related to a reporting entity if any of the following conditions applies:

(i) The entity and the reporting entity are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(o)	Related parties (continued)

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment defined benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity. If the reporting entity is itself such a plan, the sponsoring employers are also related to the reporting entity.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

A related party transaction is a transfer of resources, services, or obligations between related parties, regardless of whether a price is charged.

(p)	Subsequent events

Events after the reporting period are those events that occur between the balance sheet date and the date when the financial statements are authorized for issue, even if they occur after an announcement related with the profit for the year or public disclosure of other selected financial information.

The Company adjusts the amounts recognized in its financial statements if adjusting events occur after the balance sheet date.

(r)	Standards issued but not yet effective and not early adopted

A number of new standards, interpretations of and amendments to existing standards are not effective at reporting date and earlier application is permitted; however, the Company has not early adopted are as follows.

Reference to the Conceptual Framework (Amendments to IFRS 3)

In May 2020, IASB issued Reference to the Conceptual Framework, which made amendments to IFRS 3 Business Combinations.

The amendments updated IFRS 3 by replacing a reference to an old version of the Board’s Conceptual Framework for Financial Reporting with a reference to the latest version, which was issued in March 2018.

The Company shall apply these amendments for annual periods beginning on or after 1 January 2022 with earlier application permitted.

Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16)

In May 2020, IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(r)	Standards issued but not yet effective and not early adopted (continued)

Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) (continued)

The amendments improve transparency and consistency by clarifying the accounting requirements—specifically, the amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

Company shall apply these amendments for annual periods beginning on or after 1 January 2022 with earlier application permitted. The amendments apply retrospectively, but only to items of Property, Plant and Equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the amendments.

Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37)

In May 2020, IASB issued Onerous Contracts—Cost of Fulfilling a Contract, which made amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous.

IASB developed amendments to IAS 37 to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.

The Company shall apply these amendments for annual periods beginning on or after 1 January 2022 with earlier application permitted. At the date of initial application, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other component of equity, as appropriate. The comparatives are not restated.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On 23 January 2020, IASB issued Classification of Liabilities as Current or Non-Current which amends IAS 1 Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position.

The amendments clarify one of the criteria in IAS 1 for classifying a liability as non-current—that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments include:

(a) Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;

(b) Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;

(c) Clarifying how lending conditions affect classification; and

(d) Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(r)	Standards issued but not yet effective and not early adopted (continued)

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) (continued)

The Company shall apply retrospectively these amendments for annual periods beginning on or after 1 January 2022 with earlier application permitted. However, according to the amendment published on 15 July 2020, IASB decided to defer the effective date of IAS 1 until 1 January 2023.

The Company does not expect that application of these amendments to IAS 1 will have significant impact on its financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

IASB has issued amendments to IAS 1 Presentation of Financial Statements and an update to IFRS Practice Statement 2 Making Materiality Judgements to help companies provide useful accounting policy disclosures on 12 February 2021.

The key amendments to IAS 1 include:

•	Requiring companies to disclose their material accounting policies rather than their significant accounting policies;

•	Clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and

•	Clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

IASB also amended IFRS Practice Statement 2 to include guidance and two additional examples on the application of materiality to accounting policy disclosures.

The amendments are consistent with the refined definition of material previously:

“Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements”.

The amendments are effective from 1 January 2023, but companies can apply it earlier.

The Company is assessing the potential impact on its financial statements resulting from the application of the amendments to Amendments to IAS 1 and IFRS Practice Statement 2)

Definition of Accounting Estimates (Amendments to IAS 8)

The amendments introduce a new definition for accounting estimates: clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty which is issued by IASB on 12 February 2021.

The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(r)	Standards issued but not yet effective and not early adopted (continued)

Definition of Accounting Estimates (Amendments to IAS 8) (continued)

Developing an accounting estimate includes both:

•

Selecting a measurement technique (estimation or valuation technique) – e.g. an estimation technique used to measure a loss allowance for expected credit losses when applying IFRS 9 Financial Instruments; and

•

Choosing the inputs to be used when applying the chosen measurement technique – e.g. the expected cash outflows for determining a provision for warranty obligations when applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

The effects of changes in such inputs or measurement techniques are changes in accounting estimates. The definition of accounting policies remains unchanged.

The amendments are effective for periods beginning on or after 1 January 2023, with earlier application permitted, and will apply prospectively to changes in accounting estimates and changes in accounting policies occurring on or after the beginning of the first annual reporting period in which the company applies the amendments.

The Company is assessing the potential impact on its financial statements resulting from the application of the amendments to Amendments to IAS 1 and IFRS Practice Statement 2)

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction – Amendments to IAS 12 Income Taxes

In May 2021 IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12 Income Taxes.

The amendments to IAS 12 Income Taxes clarify how companies should account for deferred tax on certain transactions – e.g. leases and decommissioning provisions.

The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision.

The amendments clarify that the exemption does not apply to transactions such as leases and decommissioning obligations. These transactions give rise to equal and offsetting temporary differences.

For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. If a company previously accounted for deferred tax on leases and decommissioning liabilities under the net approach, then the impact on transition is likely to be limited to the separate presentation of the deferred tax asset and the deferred tax liability.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023. Earlier application is permitted.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(r)	Standards issued but not yet effective and not early adopted (continued)

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction – Amendments to IAS 12 Income Taxes (continued)

The Company is assessing the potential impact on its financial statements resulting from the application of the amendments to Amendments to IAS 12.

Annual Improvements to IFRS Standards 2018–2020

Improvements to IFRSs

IASB issued Annual Improvements to IFRSs—2018–2020 Cycle for applicable standards in May 2020. The amendments are effective as of 1 January 2022. Earlier application is permitted. The Company does not expect that application of these improvements to IFRSs will have significant impact on its financial statements.

IFRS 1 First-time Adoption of International Financial Reporting Standards

This amendment simplifies the application of IFRS 1 for a subsidiary that becomes a first-time adopter of IFRS Standards later than its parent – i.e. if a subsidiary adopts IFRS Standards later than its parent and applies IFRS 1.D16(a), then a subsidiary may elect to measure cumulative translation differences for all foreign operations at amounts included in the consolidated financial statements of the parent, based on the parent’s date of transition to IFRS Standards. This amendment will ease transition to IFRS Standards for subsidiaries applying this optional exemption by i) reducing undue costs; and ii) avoiding the need to maintain parallel sets of accounting records.

IFRS 9 Financial Instruments

This amendment clarifies that – for the purpose of performing the ‘’10 per cent test’ for derecognition of financial liabilities – in determining those fees paid net of fees received, a borrower includes only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

IFRS 16 Leases, Illustrative Example 13

The amendment removes the illustration of payments from the lessor relating to leasehold improvements. As currently drafted, this example is not clear as to why such payments are not a lease incentive. It will help to remove the potential for confusion in identifying lease incentives in a common real estate fact pattern.

IAS 41 Agriculture

This amendment removes the requirement to exclude cash flows for taxation when measuring fair value, thereby aligning the fair value measurement requirements in IAS 41 with those in IFRS 13 Fair Value Measurement. The amendments provide the flexibility to use either, as appropriate, in line with IFRS 13.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2	Basis of presentation of financial statements (continued)

2.5	Summary of significant accounting policies (continued)

(r)	Standards issued but not yet effective and not early adopted (continued)

Amendments are effective on 1 January 2021

1-) Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases

2.6	Significant accounting estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Notes 14 and 15 – useful lives of property, plant and equipment and intangible assets;

Assumptions and estimates uncertainties

As at 31 December 2021, the information regarding the uncertainties about the estimates and assumptions that include the risk of making a significant correction on the book values of the assets and liabilities in the next accounting period are explained in the following notes:

•	Note 17 – Recognition and measurement of provisions and contingencies: Basic assumptions about extent and possibility of the fund outflows;

•	Note 19 – Measurement of defined benefit obligations: key actuarial assumptions

•	Note 14 –Impairment of aircraft and leased aircraft

Fair value measurement

A number of Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or a liability, the Company uses market and observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Specific (uncorrected) prices in active markets for identical assets and obligations;

•	Level 2: Directly (via prices) or indirectly (via producing from prices) variables which are observable for assets and liabilities and apart from specific prices mentioned in Level 1.

•	Level 3: Variables which are not related to observable market variable for assets and liabilities (unobservable variables).

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

2.6	Significant accounting estimates and assumptions (continued)

Fair value measurement (continued)

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognize the transfers through the hierarchal fair value levels at the end of the reporting period when the transfer occurred.

More information related to assumptions used in fair value measurements are included in the following notes:

•	Note 14 –Impairment of aircraft and leased aircraft

•	Note 28 – Nature and level of risks arising from financial instruments

3        Operating segments

The segments with similar economic characteristics have been combined into a single operating segment considering the nature of the products and the production processes, methods to allocate the products and the type of customers or to provide services.

4        Equity accounted investees

Associates

Solin Air: a Slovenia-based air cargo company in which MNGA holds a 33.52% stake (with effective ownership of 49.01%). The Company provides maintenance and repair services to various aircraft operators.

As at 31 December, the carrying value and ownership percentage of the Company’s equity accounted investees are as follows:

	2021		2020
	Net book value	Percentage of partnership %	Net book value	Percentage of partnership %
Solin Air D.O.O. (“Solin Air”)	2,015,430	49.01	1,825,280	49.01

Summary of financial information in respect of Company’s associate is set out below. Reconciliation of summarized financial information given above with the carrying amount of Company’s interests in Solin Air:

	31 December 2021	31 December 2020
Current assets	6,713,127	5,700,119
Non-current assets	7,346,207	11,122,944
Current liabilities	(6,695,570)	(6,701,456)
Non-current liabilities	(3,251,481)	(6,397,306)
Net assets	4,112,283	3,724,301

Proportion of ownership interest (%49.01)	2,015,430	1,825,280

Carrying value	2,015,430	1,825,280

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

4        Equity accounted investees (continued)

	31 December 2021	31 December 2020
Revenue	18,928,161	18,047,013
Cost of sales	(14,526,836)	(14,127,544)
Depreciation and amortization expenses	(3,458,657)	(3,318,973)
Finance income	22,611	48,118
Finance expenses	(97,535)	(150,455)
Current tax expense	(163,779)	(100,780)
Deferred tax expense	—	15,351

Profit for the period (%100)	703,965	412,731

Profit for the period (%49.01)	344,982	202,278

Company’s share in net profit of Solin Air	344,982	202,278

	31 December 2021	31 December 2020
Opening	1,825,280	1,492,881
Translation difference	(154,832)	130,121
Share of profits of equity accounted investees	344,982	202,278

	2,015,430	1,825,280

5     Cash and cash equivalents

As at 31 December, cash and cash equivalents comprised the following:

	31 December 2021	31 December 2020
Cash	92,383	138,374
Banks	46,093,461	46,403,967
- Demand deposits	46,093,461	46,403,967

	46,185,844	46,542,341

As at 31 December 2021 and 2020, there is no blockage or restriction on the use of cash and cash equivalents.

As of 31 December 2021, USD 2,287,536 of the cash at bank consists of TL deposits, USD 34,220,977 is USD deposits, USD 9,578,978 is EURO deposits, USD 5,970 is other currencies (31 December 2020: TL 149,354, EURO 13,664,773, USD 32,564,844, other currencies 24,997).

Foreign currency risk, interest rate risk and sensitivity analysis for Company’s financial assets and liabilities are disclosed in Note 28.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

6     Financial liabilities

As at 31 December, loans and borrowings comprised the following:

	31 December 2021	31 December 2020
Short term financial borrowings
Short-term bank loans	22,722,297	15,632,597
Short-term portions of long-term borrowings	17,853,554	2,918,420
Lease liabilities	12,981,727	13,854,236

	53,557,578	32,405,253

Long-term financial borrowings
Long-term bank loans	14,947,207	3,797,382
Lease liabilities	38,420,968	30,062,995

	53,368,175	33,860,377

	106,925,753	66,265,630

	31 December 2021	31 December 2020
Bank loans	55,523,058	22,348,399
Lease liabilities (Note 16)	51,402,695	43,917,231

	106,925,753	66,265,630

Loan repayments according to the original terms of loan agreements, as at 31 December, are as follows;

	31 December 2021	31 December 2020
Less than 1 year	40,575,851	18,551,017
Within 1-2 year	9,691,206	3,339,291
Within 2-3 year	2,777,206	458,091
Within 3-4 year	1,652,531	—
Within 4-5 year	826,264	—

	55,523,058	22,348,399

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

6     Financial liabilities (continued)

As at 31 December, the terms and conditions for open loans are as follows:

	31 December 2021
	Currency type	Nominal Interest rate (%)	Maturity	Face Value	Carrying Value
Secured bank loan (Note: 18)	EURO	4,25	2026	8,277,174	7,436,388
Unsecured bank loan	EURO	3.35-6.9	2023-2026	23,447,819	22,447,772
Unsecured bank loan	TL	7.5	2023	926,216	879,234
Unsecured rediscount loan	EURO	1.0 - 1.25	2022	15,478,327	15,478,327
Unsecured rotative loan	EURO	4.5	2022	9,281,337	9,281,337

				57,410,873	55,523,058

	31 December 2020
	Currency type	Nominal Interest rate (%)	Maturity	Face Value	Carrying Value
Unsecured bank loan	TL	7.5	2023	2,905,585	2,654,519
Unsecured rediscount loan	EURO	—	2021-2022	11,105,714	11,105,714
Unsecured spot loan	EURO	0.75	2021	1,854,532	1,852,413
Unsecured rotative loan	USD	4	2021	600,000	600,000
Unsecured rotative loan	EURO	4.5	2021	6,135,753	6,135,753

				22,601,584	22,348,399

Foreign currency risk, interest rate risk and sensitivity analysis for Company’s financial assets and liabilities are disclosed in Note 28. As at 31 December, movement of liabilities arising from financial borrowing transactions for the years ended are as follows:

	1 January 2021	Repayments	Additions	Foreign currency translation difference	31 December 2021
Bank loans	22,348,399	(38,523,044)	70,983,787	713,916	55,523,058
Lease liabilities	43,917,231	(19,190,422)	26,713,912	(38,026)	51,402,695

	66,265,630	(57,713,466)	97,697,699	675,890	106,925,753

	1 January 2020	Repayments	Additions	Foreign currency translation difference	31 December 2020
Bank loans	2,030,017	(3,279,349)	23,793,943	(196,212)	22,348,399
Lease liabilities	52,680,669	(8,953,422)	128,576	61,408	43,917,231

	54,710,686	(12,232,771)	23,922,519	(134,804)	66,265,630

(*)

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

7     Related parties

The Company has a number of operating and financial relationships with its shareholders and other entities owned by its shareholders (which will be referred to as “other related parties” below). There are no set payment terms for any of the related party transactions. The related party receivables and payables resulting from operating activities are generally not secured and interest free. No guarantees have been given or received. Details of transactions between the Company and other related parties are disclosed below:

	31 December 2021			31 December 2020
	Receivables		Payables	Receivables		Payables
	Short-term		Short- term	Short-term		Short-term
Balances with related parties	Trading	Non-trading	Trading	Trading	Non-trading	Trading
Shareholders
Mapa İnşaat ve Ticaret A.Ş.(“Mapa İnşaat”) (*)	8,100	33,895,198	—	—	17,375,279	3,695
Ali Sedat Özkazanç	—	781,078	—	—	—	—
Associate
Solin Air (**)	1,911,897	—	1,131,920	861,305	—	282,784
Subsidiary
MNG Airlines Gmbh (***)	—	—	—	—	—	65,871
Other companies managed by the parent company
WOW Istanbul Airport Hotel (Mapa Insaat Istanbul Branch)	—	—	8,264	—	—	—
MNG Esmaş Elektro Sistemler Mühendislik Sanayi ve Ticaret A	—	—	7,960	—	—	—
MNG Jet Havacılık A.Ş. (“MNG JET”)	1,873	—	944	13,933	—	61,686
MNG Turizm ve Ticaret A.Ş. (“MNG Turizm”)	—	—	18,553	—	—	1,526
IST Bilişim Teknolojileri A. Ş. (“IST Bilişim”)	—	—	713	—	—	773
İGA Havalimanı İşletmesi A.Ş. (“İga Havalimanı”)	—	—	704,252	—	—	216,888

	1,921,870	34,676,276	1,872,606	875,238	17,375,279	633,223

(*)

Non-trading receivables from the shareholders amounting to USD 33,895,198 (31 December 2020: USD 17,375,279) consist of the funds given to the main shareholder by the Company for financing purposes and the interest calculations were made by using 16.75% interest rate during the year (2020: 13.75%). The Company distributed dividends of USD 24,992,862 USD (2020: USD 15,063,211), and USD 23,447,329 (2020: USD 13,807,953) of the related amount was offset from receivables from related parties, while USD 1,545,533 was paid in cash. (2020: USD 1,255,258).

(**)	The amount consists of sub-charter income and expenses from Solin Air.
(***)	The subsidiary is not being consolidated in the financial statement due to its insignificant impact on the overall financial position of the company.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

7     Related parties (continued)

Details of significant transactions with related parties:

	1 January - 31 December 2021			1 January - 31 December 2020
Transactions with related parties	Service sales	Interest income	Service costs	Service sales	Interest income	Service costs
Shareholders
Mapa İnşaat (*)	99,458	4,783,560	7,758,511	2,099	1,319,706	595,118
Ahmet Berkmen	—	1,000	—	—	22,100	—
Ali Sedat Özkazanç	—	3,605	—
Associate			—
Solin Air (**)	3,156,981	—	2,795,515	1,924,586	—	2,363,073
Subsidiary			—
MNG Airlines Gmbh (****)	—	—	363,367	—	—	301,457
Other companies managed by the parent company			—
WOW Istanbul Airport Hotel (Mapa Insaat Istanbul Branch)	—	—	52,156	—	—	30,467
MNG Jet	45,319	—	86,054	61,628	—	639,589
MNG Turizm	—	—	249,845	—	—	188,475
MNG Gold Liberia	327,000	—	—	—	—	—
Avesoro Madencilik Hizmetleri Anonim Şirketi	—	—	—	1,916	—	—
İGA Havalimanı (***)	—	—	4,546,426	—	—	2,273,131
İGA Havalimanları İnşaatı Adi Ortaklığı Ticari İşletmesi	—	—	—	1,809	—	—
İGA Otel ve Turizm İşletmeciliği A.Ş.	—	—	285	—	—	99
IST Bilişim	—	—	7,575	—	—	4,994
MNG Orko Madencilik A. Ş.	10,088	—	—	3,743	—	—
MNG Esmaş Elektro Sistemler Mühendislik Sanayi ve Ticaret A	—	—	284,629	12	—	—
MNG Targem Araştırma Teknoloji Geliştirme Müşavirlik Proje İnşaat A.Ş.	—	—	39,164	—	—	—

	3,638,846	4,788,165	16,183,527	1,995,793	1,341,806	6,396,403

(*)	The amount consists of software service and rent expenses incurred for the Company’s head office building.
(**)	The amount consists of sub-charter income and expenses from Solin Air
(***)	Service cost expenses to İGA Havalimanı consist of landing accommodation expenses incurred based on Istanbul Airport flights.
(****)	The subsidiary is not being consolidated in the financial statement due to its insignificant impact on the overall financial position of the company.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

7     Related parties (continued)

Benefits provided for members of key management:

Key management personnel include members of the board of directors, general managers and assistant general managers. . Key management benefits include salaries, bonus payments and other benefits. The remuneration of members of key management during the year was as follows:

	31 December 2021	31 December 2020
Salaries and other short-term benefits	951,386	1,363,257

	951,386	1,363,257

As of 31 December 2021 and 2020, the directors and senior managers of the Company do not have any loans from the Company. As of 31 December 2021 and 2020, the Company has no debts to directors and senior executives.

8     Trade receivables and payables

Short term trade receivables

As at 31 December, the Company’s short-term trade receivables comprised the following:

	31 December 2021	31 December 2020
Due from related parties (Note 7)	1,921,870	875,238
Due from third parties	24,825,651	16,867,780

	26,747,521	17,743,018

As at 31 December, trade receivables from third parties consist of the following item:

	31 December 2021	31 December 2020
Trade receivables	24,911,289	16,925,089
Income accruals	168,141	349,596
Provision for doubtful trade receivables (-)	(253,779)	(406,905)

	24,825,651	16,867,780

Average maturity days of trade receivables are 34 days (31 December 2020: 33 days). The Company’s movement of allowance for doubtful receivables is as follows:

	31 December 2021	31 December 2020
Beginning balance	406,905	484,746
Charge for the period	—	752
Foreign currency translation (loss)	(153,126)	(78,593)

Ending balance	253,779	406,905

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

8     Trade receivables and payables (continued)

Short term trade receivables (continued)

The Company’s exposure to credit and foreign-exchange risks, for short-term trade receivables is disclosed in Note 28.

Short term trade payables

As at 31 December, the Company’s short-term trade payables comprised the following:

	31 December 2021	31 December 2020
Due to related parties (Note 7)	1,872,606	633,223
Due to third parties	25,313,376	21,666,302

	27,185,982	22,299,525

	31 December 2021	31 December 2020
Trade Payables	17,294,818	15,722,417
Expense accruals	8,018,558	5,943,885

	25,313,376	21,666,302

The Company’s exposure to foreign currency and liquidity risks for short term trade payables are disclosed in Note 28.

9     Other receivables and payables

Other short term receivables

As at 31 December, the Company’s short-term other receivables comprised the following:

	31 December 2021	31 December 2020
Due from related parties (Note 7)	34,676,276	17,375,279
Due from third parties	343,054	493,005

	35,019,330	17,868,284

As at 31 December, other receivables from third parties consist of the following items;

	31 December 2021	31 December 2020
Deposits and guarantees given	324,974	480,174
Advances to personnel	18,080	12,831

	343,054	493,005

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

9     Other receivables and payables (continued)

Other short term payables

As at 31 December, the Company’s short-term other payables comprised the following:

	31 December 2021	31 December 2020
Due to third parties	1,054,631	1,342,959

	1,054,631	1,342,959

As at 31 December, other payables to third parties consist of the following item;

	31 December 2021	31 December 2020
Taxes and funds payables	738,312	710,959
Deposits and guarantees received	316,319	632,000

	1,054,631	1,342,959

10    Other current assets

As at 31 December, the Company’s other current assets comprised the following:

	31 December 2021	31 December 2020
Deferred VAT	131,823	—

	131,823	—

11    Inventories

As at 31 December, inventories comprised the following:

	31 December 2021	31 December 2020
Spare materials and consumables	2,960,303	2,371,416

	2,960,303	2,371,416

As at 31 December 2021, there is no mortgage or pledge on inventories (31 December 2020: None).

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

12    Prepayments

As at 31 December, short term prepayments comprised the following:

	31 December 2021	31 December 2020
Prepaid expenses (*)	3,262,875	3,234,932
Business advances	16,075	10,129

	3,278,950	3,245,061

(*)	The related balance consists of the insurance policies of the aircrafts and sub-charter lease invoices issued by Solin Air.

As at 31 December, long term prepayments expenses comprised the following:

	31 December 2021	31 December 2020
Advances given for fixed asset purchases	2,500,000	4,600,076
Prepaid expenses (*)	16,353,277	10,139,936

	18,853,277	14,740,012

(*)	The related balance consists of maintenance reserves paid to Rolls Royce Company.

13    Contract liabilities

As at 31 December, contract liabilities comprised the following:

	31 December 2021	31 December 2020
Deferred revenue (*)	8,484,920	140,000

	8,484,920	140,000

(*)	The amount comprises aviation service revenues being deferred in the following months provided to third parties in 2022.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

14    Property, plant and equipment

As of 31 December 2021 and 2020, movement of property, plant and equipment is as follows;

31 December 2021	Buildings	Plant, machinery and equipment	Vehicles	Aircrafts	Leased aircrafts	Fixtures and Furnitures	Leasehold improvements	Other property, plant and equipment	Construction in progress	Total
Cost
Balance as at 1 January 2021	10,958,351	22,879,851	3,384,352	93,206,364	243,711,275	10,306,423	23,283,560	10,944	9,246,815	416,987,935
Additions	—	433,069	717,338	25,369,421	11,713,911	914,256	4,558,465	—	35,411,343	79,117,803
Transfers	—	—	—	—	44,658,158	—	—	—	(44,658,158)	—

Balance as at 31 December 2021	10,958,351	23,312,920	4,101,690	118,575,785	300,083,344	11,220,679	27,842,025	10,944	—	496,105,738

Accumulated depreciation and impairment										—
Balance as at 1 January 2021	767,085	21,651,488	2,664,541	61,600,991	147,281,085	9,110,347	10,716,175	10,944	—	253,802,656
Depreciation expense	438,334	274,255	348,839	13,896,039	14,852,985	383,605	722,376	—	—	30,916,433

Balance as at 31 December 2021	1,205,419	21,925,743	3,013,380	75,497,030	162,134,070	9,493,952	11,438,551	10,944	—	284,719,089

Net book value
As at 31 December 2020	10,191,266	1,228,363	719,811	31,605,373	96,430,190	1,196,076	12,567,385	—	9,246,815	163,185,279

As at 31 December 2021	9,752,932	1,387,177	1,088,310	43,078,755	137,949,274	1,726,727	16,403,474	—	—	211,386,649

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

14    Property, plant and equipment (continued)

31 December 2020	Buildings	Plant, machinery and equipment	Vehicles	Aircrafts	Leased aircrafts	Fixtures and Furnitures	Leasehold improvements	Other property, plant and equipment	Construction in progress	Total
Cost
Balance as at 1 January 2020	10,958,351	22,438,544	3,524,268	65,846,766	256,148,993	9,679,764	23,273,518	10,944	—	391,881,148
Additions	—	441,307	433,137	23,359,598	—	626,659	10,042	—	9,246,815	34,117,558
Transfers	—	—	—	4,000,000	(4,000,000)	—	—	—	—	—
Disposals	—	—	(573,053)	—	(8,437,718)	—	—	—	—	(9,010,771)

Balance as at 31 December 2020	10,958,351	22,879,851	3,384,352	93,206,364	243,711,275	10,306,423	23,283,560	10,944	9,246,815	416,987,935

Accumulated depreciation and impairment
Balance as at 1 January 2020	328,751	21,422,846	2,746,788	47,441,075	153,345,956	8,879,293	10,131,454	10,944	—	244,307,107
Depreciation expense	438,334	228,642	159,771	10,159,916	15,083,725	231,054	584,721	—	—	26,886,163
Impairment (*)	—	—	—	—	(10,580,349)	—	—	—	—	(10,580,349)
Disposals	—	—	(242,018)	—	(6,568,247)	—	—	—	—	(6,810,265)
Transfers	—	—	—	4,000,000	(4,000,000)	—	—	—	—	—

Balance as at 31 December 2020	767,085	21,651,488	2,664,541	61,600,991	147,281,085	9,110,347	10,716,175	10,944	—	253,802,656

As at 31 December 2019	10,629,600	1,015,698	777,480	18,405,691	102,803,037	800,471	13,142,064	—	—	147,574,041

As at 31 December 2020	10,191,266	1,228,363	719,811	31,605,373	96,430,190	1,196,076	12,567,385	—	9,246,815	163,185,279

(*)	Reversal of impairment is due to TC-MCZ tail coded A330-200 model aircraft. The impairment calculated in previous years was cancelled by comparing the carrying value with the recoverable value.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

14    Property, plant and equipment (continued)

Demand in air-cargo industry has been increased significantly after 2020. The Company has increased the number of flights and broadened the routes accordingly. Therefore, the Company evaluated fair value of TC-MCZ tail-coded A330-200 aircraft and recognized reversal of impairment in the financial statements. The recoverable amount of the Company’s aircraft is calculated based on their value in use or fair value.

The reversal of impairment amounting to USD 10,580,349 was due to TC-MCZ tail-coded A330-200 aircraft. The recoverable amount of the aircraft was determined by using the “Value in use” approach, estimated using discounted cash flows. As a result of this determination, the impairment recognized in previous years was cancelled by comparing the carrying value with the recoverable value in 2020. The fair value measurement was categorised as a Level 3 fair value based on the inputs in the valuation technique used.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	2021	2020
Projection period	Until 2026	Until 2025
Discount rate	11.44	9.89
Terminal value growth rate	2.2	2.2
Budgeted EBITDA growth rate (average of next 20 years)	14.3	5.4

The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital, with a possible equity to enterprise value of 52% (2020:43.5%) at a market interest rate of 5.2%.

The cash flow projections included specific estimates for five years, GDP estimates and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumptions that a market participant would make.

Budgeted EBITDA was estimated taking into account past experience, adjusted as follows.

•

Revenue growth was projected taking into account the average growth levels experienced over the past twenty years and the estimated sales volume and price growth for the next five years. It was assumed that the sales price would increase in line with forecast inflation over the next five years.

•

Budgeting of technical spare parts expenses (planned C-maintenance every 2 years, landing gear maintenance planned once in 10 years, APU and Component maintenance planned once in 5 years) by adding the inflation difference to the monthly flight hours for 2022

•	Budgeting 2022 flight hours by adding the inflation difference to the flight hours realized in 2021

•	Budgeting the direct operation costs for 2022 by adding the inflation difference on the hourly average costs according to the 2021 block flight hours

•	Budgeting the crew cost for 2022 by adding the inflation difference to the monthly average team costs in 2021

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

14    Property, plant and equipment (continued)

•	Budgeting 2022 aircraft maintenance reserve costs over budgeted flight hours by adding the inflation difference to the hourly wage in the Total Care contract with Rolls-Royce

•

Budgeting of technical line maintenance fees for 2022 by adding the inflation difference to the 12-month average realized value and projecting the budgeted amounts for 2022 over the expected inflation values until 2026

The estimated recoverable amount of the CGU exceeded its carrying amount by approximately USD 13,656,000 (2020: USD 5,620,500).

As of 31 December 2021 and 2020, the construction in progress consists of the expenses incurred for the acquisition and the conversion of two passengers aircraft to be purchased with lease contract into cargo aircraft.

As of 31 December 2020, the disposals consist TC-MCE tail-coded aircraft sales to third parties.

As at 31 December 2021, the amount of insurance coverage on property, plant and equipment is USD 187,300,511 (31 December 2020: USD 123,000,000).

As at 31 December 2021, there are no mortgages on property, plant and equipment (31 December 2020: None).

15    Intangible assets

As at 31 December, the Company’s intangible assets are as follows:

	Computer Software	Other intangible assets	Total
Cost Value
Balance at 1 January 2021	1,665,146	4,322,838	5,987,984
Additions	2,194,891	61,568	2,256,459

Balance at 31 December 2021	3,860,037	4,384,406	8,244,443

Amortization
Balance at 1 January 2021	1,087,645	3,401,349	4,488,994
Amortization expense	516,052	76,518	592,570

Balance at 31 December 2021	1,603,697	3,477,867	5,081,564

Net book value

As at 31 December 2020	577,501	921,489	1,498,990

As at 31 December 2021	2,256,340	906,539	3,162,879

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

15    Intangible assets (continued)

	Computer Software	Other intangible assets	Total
Cost Value
Balance at 1 January 2020	1,665,146	4,322,838	5,987,984

Balance at 31 December 2020	1,665,146	4,322,838	5,987,984

Amortization
Balance at 1 January 2020	671,146	3,328,981	4,000,127

Amortization expense	416,499	72,368	488,867

Balance at 31 December 2020	1,087,645	3,401,349	4,488,994

Net book value
As at 31 December 2019	994,000	993,857	1,987,857

As at 31 December 2020	577,501	921,489	1,498,990

16    Right of use assets and lease liabilities

Right of use assets

As at 31 December, the movement of the right of use assets which are related with the leases as follows:

	Buildings	Vehicles	Leased Aircraft	Total
Cost
Balance at 1 January 2021	10,958,351	—	243,711,275	254,669,626
Additions	—	—	56,372,069	56,372,069

Balance at 31 December 2021	10,958,351	—	300,083,344	311,041,695

Depreciation
Balance at 1 January 2021	767,085	—	147,281,085	148,048,170
Depreciation expense	438,334	—	14,852,985	15,291,319

Balance at 31 December 2021	1,205,419	—	162,134,070	163,339,489

Net book value as at 31 December 2021	9,752,932	—	137,949,274	147,702,206

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

16    Right of use assets and lease liabilities (continued)

	Buildings	Vehicles	Leased Aircraft	Total
Cost
Balance at 1 January 2020	10,958,351	573,053	256,148,993	267,680,397
Disposals	—	(573,053)	(12,437,718)	(13,010,771)

Balance at 31 December 2020	10,958,351	—	243,711,275	254,669,626

Depreciation
Balance at 1 January 2020	328,751	242,018	153,345,956	153,916,725
Depreciation expense	438,334	—	15,083,725	15,522,059
Impairment	—	—	(10,580,349)	(10,580,349)
Disposals	—	(242,018)	(10,568,247)	(10,810,265)

Balance at 31 December 2020	767,085	—	147,281,085	148,048,170

Net book value as at 31 December 2020	10,191,266	—	96,430,190	106,621,456

For the year ended 31 December 2021, depreciation expenses of the right-of-use assets which are related with the financial and operational lease contracts amounted USD 14,852,985 and USD 438,334, respectively (2020: USD 15,083,725 and USD 438,334, respectively).

Right of use assets are presented under property, plant and equipment in the financial statements.

Lease liabilities

As at 31 December 2021and 2020 lease liabilities arising from operational leases are as follows:

	2021			2020
	Future minimum lease payment	Interest	Net present value of minimum lease payments	Future minimum lease payment	Interest	Net present value of minimum lease payments
Less than1 year	858,066	672,682	185,384	1,083,433	808,262	275,171
Between1-5 years	18,233,899	9,152,986	9,080,913	24,198,646	13,340,973	10,857,673

	19,091,965	9,825,668	9,266,297	25,282,079	14,149,235	11,132,844

As at 31 December 2021 and 2020 lease liabilities arising from financial leases are as follows:

	2021			2020
	Future minimum lease payment	Interest	Net presenet value of minimum lease payments	Future minimum lease payment	Interest	Net presenet value of minimum lease payments
Less than1 year	14,617,479	1,821,136	12,796,343	14,951,640	1,372,575	13,579,065
Between1-5 years	32,517,594	3,177,540	29,340,054	20,222,715	1,017,393	19,205,322

	47,135,073	4,998,676	42,136,397	35,174,355	2,389,968	32,784,387

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

16    Right of use assets and lease liabilities (continued)

Lease liabilities (continued)

As at 31 December 2021, effective interest rates for lease liabilities arising from operational leasing transactions are 17% for TL contracts, 7% for USD contracts and 6% for EUR contracts. (31 December 2020: 17%, 7%, 6%, respectively)

As at 31 December 2021, the weighted effective interest rate for lease liabilities arising from financial leasing transactions is 11% annually. (31 December 2020: 11%)

17    Provisions, contingent assets and liabilities

Short term provisions

As at 31 December, short term provisions are as follows:

	31 December 2021	31 December 2020
Provisions for unused vacations	1,290,220	1,096,881
Provisions for litigations	2,429	6,654

	1,292,649	1,103,535

Movements of provisions for the years ended 31 December are as follows:

2021	Provisions for unused vacations	Provisions for litigations	Total
Balance at 1 January 2021	1,096,881	6,654	1,103,535
Current year charge	193,339	(4,225)	189,114

Balance at 31 December 2021	1,290,220	2,429	1,292,649

2020	Provisions for unused vacations	Provisions for litigations	Total
Balance at 1 January 2020	796,944	166,246	963,190
Current year charge	299,937	(159,592)	140,345

Balance at 31 December 2020	1,096,881	6,654	1,103,535

Long term provisions

As at 31 December, long term provisions are as follows:

	31 December 2021	31 December 2020
Provisions for employee benefits	2,363,393	3,172,818

Total	2,363,393	3,172,818

Long-term provision regarding to the employee benefits is comprised of provision for severance payments. The detailed information for provision for severance payments is presented in Note 19.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

18     Commitments

a	Letters of guarantee, pledges and mortgages given

The letters of guarantee, pledges and mortgages (“GPM”) given by the Group are consisted of guarantees given to airports, terminals operators, fuel companies and banks.

Letter of guarantee amounting to EUR 13,960,000 has been given for loan security As at 31 December, GPM given are as follows:

	31 December 2021
	USD amount	USD	EUR	TL	GBP
A. Total amount of GPM given entities within The Company on behalf of own legal Letters of guarantee	21,346,304	3,667,893	14,630,873	14,706,313	11,000

Total GPM	21,346,304	3,667,893	14,630,873	14,706,313	11,000

	31 December 2020
	USD amount	USD	EUR	TL	GBP
A. Total amount of GPM given entities within The Company on behalf of own legal Letters of guarantee	6,156,761	3,577,893	670,873	12,777,632	11,000

Total GPM	6,156,761	3,577,893	670,873	12,777,632	11,000

b	Letters of guarantee, pledges and mortgages taken

As at 31 December, letters of guarantee, pledges and mortgages taken are as follows:

	2021	2020
Letters of guarantee	1,561,206	252,703

Total	1,561,206	252,703

All of the guarantees received consist of letters of guarantee received from the Company’s customers.

c	Other commitments

The Company has been defendant and plaintiff of various cases within the ordinary operations during the period. As of 31 December 2021, according to the opinions of independent legal and tax advisors, apart from the cases for which provision amounting to USD 2,429 (31 December 2020: USD 6,654) have been allocated. The Company considers the possibility of incurring loss from the cases as low.

19     Employee benefits

Provision employee severance indemnity

Under the Turkish Labor Law, the Company is required to pay termination benefits to each employee who has completed one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service for men and 20 years for women and reaches the retirement age (58 for women and 60 for men). Since the legislation was changed on 8 September 1999, there are certain transitional provisions relating to length of service prior to retirement.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

19     Employee benefits (continued)

Provision employee severance indemnity (continued)

The amount payable consists of one month’s salary limited to a maximum of USD 814 ( 31 December 2020: USD 1,041) for each year of service as of 31 December 2021.The provision has been calculated by estimating the present value of the future probable obligation of the Company arising from the retirement of the employees. The basic assumption is that the provision ceiling settled for working increases with the rise of inflation rate. In this way, the implemented discount rate reflects the real rate without expected impact of inflation rate.

The liability is not funded, as there is no funding requirement. The provision has been calculated by estimating the present value of the future probable obligation of the Company arising from the retirement of the employees. IAS 19 “Employee Benefits” standard requires the Company’s liabilities to be calculated using actuarial valuation methods within the scope of defined benefit plans. Accordingly, the actuarial assumptions used in the calculation of total liabilities are given below. The basic assumption is that the provision ceiling settled for working increases with the rise of inflation rate. In this way, the implemented discount rate reflects the real rate without expected impact of inflation rate.

The Company’s accounting policies requires the Company to use various statistical methods to determine the employee severance indemnity. The reserve has been calculated by estimating the present value of future probable obligation of the Company arising from the retirement of the employees and reflected in the financial statements. Accordingly, the following statistical assumptions were used in the calculation of the total liability: the provisions at the respective balance sheet dates have been calculated with the assumption of 4.08 real discount rate (31 December 2020: 3.61%) calculated by using 15 (31 December 2020: 8.87%) annual inflation rate and 19.69% (31 December 2020: 12.8%) interest rate.

For the years ended on 31 December, movement of employee severance indemnity is as follows:

	31 December 2021	31 December 2020
Beginning balance	3,172,818	2,544,756
Interest cost	324,429	270,735
Service cost	326,496	345,806
Payment made during the period	(238,893)	(216,632)
Foreign exchange difference	(1,728,631)	(389,603)
Actuarial loss	507,174	617,756

Closing balance	2,363,393	3,172,818

20     Payables related to employee benefits

As at 31 December, payables related to employee benefits are as follow:

	31 December 2021	31 December 2020
Wages and salaries	1,676,634	1,539,600
Social security premiums payable	337,442	404,542

	2,014,076	1,944,142

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

21     Share capital, reserves and other equity items

Paid-in capital

As at 31 December, the Company’s capital structure is as follows:

Shareholders	31 December 2021 Nominal value	%	31 December 2020 Nominal value	%
Mapa İnşaat	29,328,013	74	27,975,927	71
Günal İnşaat	7,468,000	19	7,468,000	19
Mehmet Nazif Günal	1,303,987	3	2,488,944	6
Ahmet Berkmen	—	—	1,352,000	3
MNG Holding Anonim Şirketi	215,000	1	215,000	1
Ayşegül Özkaplan	—	—	43	<1
Vedat Çetintaş	—	—	43	<1
Ali Sedat Özkazanç	1,185,000	3	43	<1

Total TRY par value 1 TL	39,500,000	100	39,500,000	100

Capital USD	33,285,466		33,285,466

As at 31 December 2021, Company’s paid capital amounting to TL 39,500,000 comprised 39,500,000 number of nominal shares at a price of 1 TL per share (31 December 2020: TL 39,500,000, 39,500,000).

Dividend payment

The Company has made dividend distribution to shareholders amounting to USD 24,992,862 (2020: USD 15,063,211). USD 1,545,533 of this amount has been paid in cash and the remaining amount has been deducted from the payables to the shareholders (2020: USD 1,255,258).

Restricted reserves

Legal Reserves, “Share Premiums” in the legal reserve status and legal reserves allocated for specific purposes (participation sales revenue allocated to obtain tax advantage) other than profit distribution allocated within the framework of the related Clause of Turkish Commercial Code are reflected as their recorded amounts. Within this scope, differences arising in the evaluations made within the framework of IFRS principles and inflation adjustments not subject to profit distribution or capital increase as by the report date are related with previous year’s profits/losses.

As at 31 December 2021, the firm’s restricted reserves amounted to USD 8,062,564 (31 December 2020: USD 5,313,795).

Legal reserves consist of first and second legal reserves calculated in accordance with the Turkish Commercial Code. The first legal reserve is calculated as 5% of the financial statutory profits per annum until the total reserve reaches 20% of the historical paid-in share capital. The second legal reserve is calculated after the first legal reserve and dividends at the rate of 10% per annum of all cash dividend distributions; however, holding companies are not subject to this application.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

22     Revenue and cost of sales

For the years ended 31 December, revenue comprised the following:

	31 December 2021	31 December 2020
Domestic sales
Warehousing income	21,197,171	13,982,866
Handling income	6,600,402	6,581,337
Technique income	71,259	51,146
Foreign sales
Cargo and postal income	256,326,946	184,743,616
Handling income	5,241,880	4,519,727
Technique income	253,204	34,025
Other	49,537	61,020
Price discounts	(72,193)	(1,166,874)

	289,668,206	208,806,863

For the years ended 31 December, cost of sales comprised the following:

	31 December 2021	31 December 2020
Fuel-oil expenses	52,982,008	21,606,621
Landing, overflight and accommodation expenses	35,485,201	24,605,016
Depreciation and amortization expenses	30,433,527	26,274,386
Personnel expenses	26,662,213	23,569,565
Maintenance and repair expenses	15,691,822	14,536,851
Ground services and flight operations	6,329,592	4,378,701
Commission expenses	9,025,573	6,486,169
Travel and accommodation expenses	5,015,820	3,599,606
Sub-charter expenses (*)	3,203,157	3,105,117
Shipping expenses	4,056,385	3,800,429
Insurance expenses	3,881,927	2,527,931
Expenses related to short-term leases	783,223	1,172,719
Expenses related to leases of low-value assets, excluding short-term leases of low value assets	247,494	290,563
Reversal of fixed assets impairment (Note 14)	—	(10,580,349)
Other expenses	8,011,839	6,574,813

	201,809,781	131,948,138

(*)	The amount consists of sub-charter expenses incurred from Solin Air.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

23    Administrative expenses

For the years ended 31 December, administrative expenses comprised the following:

	31 December 2021	31 December 2020
Personnel expenses	5,822,194	6,018,721
Software and license expenses	1,326,309	894,251
Depreciation and amortization expenses	1,075,476	1,100,644
Consulting expenses	348,420	234,949
Bank charges and commission expenses	246,284	113,893
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	212,957	256,043
Transportation expenses	211,744	156,360
Rent and housing expenses	142,702	39,225
Food and beverage expenses	129,254	119,883
Taxes, duties, fees and registration expenses	36,674	37,279
Other expenses	678,607	446,753

	10,230,621	9,418,001

For the years ended 31 December, marketing expenses comprised the following:

	31 December 2021	31 December 2020
Marketing, selling and distribution expenses	989,303	2,108,459

	989,303	2,108,459

With the addition to clause 1 of article 40 of the Income Tax Law with article 19 of the Law numbered 4108, taxpayers engaged in export, construction, repair, assembly and transportation activities abroad have been given the opportunity to record expenses in return for their undocumented expenses, Explanations on the subject were made with the Income Tax General Communiqué Serial No. 194, published in the Official Gazette dated March 7, 1996 and numbered 22573. Expenses recorded to marketing, selling and distribution expenses consist of these expenses. As of 31 December, 2020, USD 1,186,507 of the balance consist from advertising expenses.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

24    Expenses by nature

For the years ended 31 December, expenses classified according to nature are as following:

	31 December 2021	31 December 2020
Fuel-oil expenses	52,982,008	21,606,621
Landing, overflight and accommodation expenses	35,485,201	24,605,016
Personnel expenses	32,484,407	29,588,286
Depreciation and amortization expenses	31,509,003	27,375,030
Maintenance and repair expenses	15,691,822	14,536,851
Ground services and flight operations	6,329,592	4,378,701
Commission expenses	9,271,857	6,600,062
Travel and accommodation expenses	5,015,820	3,599,606
Shipping expenses	4,056,385	3,800,429
Insurance expenses	3,881,927	2,527,931
Sub-charter expenses	3,203,157	3,105,117
Software and license expenses	1,326,309	894,251
Advertising expenses	989,303	2,108,459
Expenses related to short-term leases	783,223	1,172,719
Expenses related to leases of low-value assets, excluding short-term leases of low value assets	460,451	546,606
Consulting expenses	348,420	234,949
Rent and housing expenses	142,702	39,225
Food and beverage expenses	129,254	119,883
Taxes, duties, fees and registration expenses	36,674	37,279
Reversal of fixed assets impairment (Note 14)	—	(10,580,349)
Other expenses	8,902,189	7,177,926

	213,029,704	143,474,598

Depreciation and amortization expenses

	31 December 2021	31 December 2020
Cost of sales (Note 22)	30,433,527	26,274,386
General administrative expenses (Note 23)	1,075,476	1,100,644

	31,509,003	27,375,030

Personnel Expenses

	31 December 2021	31 December 2020
Cost of sales (Note 22)	26,662,213	23,569,565
General administrative expenses (Note 23)	5,822,194	6,018,721

	32,484,407	29,588,286

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

24    Expenses by nature (continued)

For the years ended 31 December, employee benefit expenses comprised the following:

	31 December 2021	31 December 2020
Wages and salaries	33,100,493	28,660,287
Provision for employee severance indemnity (Note: 19)	(809,425)	628,062
Provision for unused vacations (Note: 17)	193,339	299,937

	32,484,407	29,588,286

25    Other operating income and expenses

For the years ended 31 December, other operating income and expenses comprised the following:

	31 December 2021	31 December 2020
Foreign exchange gains arising from operations	15,265,431	10,499,991
Insurance income and overdue interest (net)	2,031,762	2,372,301
Other income	629,531	153,340

	17,926,724	13,025,632

Foreign exchange (losses) arising from operations	(14,070,780)	(10,084,099)
Other (expenses)	(1,039,473)	(1,096,419)

	(15,110,253)	(11,180,518)

26	Finance income and expenses

For the years ended 31 December, finance income and expenses comprised the following:

	31 December 2021	31 December 2020
Interest income from related parties (Note 7)	4,788,165	1,341,806
Foreign exchange gain	16,271,918	9,760,886
Other interest income	128,750	5,264

	21,188,833	11,107,956

Interest expense on bank credits	(1,888,599)	(370,824)
Leasing obligations interest expenses	(2,663,518)	(2,350,820)
Foreign exchange loss	(29,133,657)	(14,544,833)
Other interest expenses	(324,429)	(270,735)

	(34,010,203)	(17,537,212)

	(12,821,370)	(6,429,256)

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

27	Income tax

Corporate tax

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting dividends received from resident companies, other exempt income and other incentives (prior year’s losses if any and investment incentives used if preferred) utilized.

In Turkey, the corporation tax rate was applied as 20% as of 1 January 2021 determined by adding non-deductible expenses and subtracting exempt income in accordance with the tax code. (2020: 22%) However, in accordance with Article 11 of the “Law on Amendments to Certain Tax Laws and Other Laws” numbered 7316 and published in the Official Gazette dated 22 April 2021 and numbered 31462 and the provisional article 13 added to the Tax Law No 5520, corporate tax rate has been revised as 25% and 23% applicable to the fiscal years 2021 and 2022, respectively. This revision has been in effect with the issuance of tax filings dated from 1 July 2021 and is applicable for determining the tax expense from periods starting 1 January 2021. As the change in tax rate is applicable from 22 April 2021, current tax expense has been measured using the 25% tax rate in the financial statements.

For the year ended December 31, 2021, current tax is calculated at the rate of 25 percent (2020: %22) over the earnings generated quarterly in accordance with the tax legislation, and the amounts paid in this way are offset from the tax calculated over the annual income.

Pursuant to this revision, deferred tax assets and liabilities have been measured using the 25%, %23 and %20 tax rates for temporary differences that will be settled in years 2021, 2022 and beyond, respectively.

Under the Corporate tax law, the financial losses shown on the declaration can be deducted from the corporate tax base of the period, provided that they do not exceed 5 years. Declarations and related accounting records can be examined within five years by the tax office and tax accounts can be revised.

Dividend income (excluding profits from investment funds participation certificates and investment trusts’ shares) obtained from participating in the capital of another corporation which is fully taxpayer is exempt from corporation tax. In addition. 75 percent of the profits arising from the sale of associated shares. redeemable shares and preferential rights of real estates (property. plant) owned by the same duration as the participation shares included in the assets of the institutions for at least two full years are exempt from corporate taxation as at 31 December 2019. However, with the amendment made by Law No. 7061, this ratio has been decreased from 75 percent to 50 percent in terms of property, plant and this ratio will be used as 50% in tax declarations to be prepared from 2018.

Under the Turkish taxation system, tax losses can be carried forward to be offset against future taxable income for up to five years.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns on the fifteenth date of the four months following the close of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filling during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Income tax withholding

There is a withholding tax on dividend distributions, and this withholding tax is accrued at the time of dividend payment. Turkey, with a permanent establishment or permanent representative obtain income

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

27	Income tax (continued)

Income tax withholding (continued)

through dividend payments and the resident institutions other than those made to companies’ resident in Turkey are subject to 15% withholding tax. In the implementation of the withholding rates regarding the profit distribution made to narrow taxpayers and natural persons, the withholding rates included in the relevant Double Tax Prevention Agreements are also taken into consideration. The allocation of previous years’ profits to the capital is not considered as profit distribution, so it is not subject to withholding tax.

Transfer pricing arrangements

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If taxpayers are involved in the purchase and sale of products, services or goods that are not in line with the principle of compliance with peers, then the relevant profits will be considered to be disguised through transfer pricing. Hidden profit distributions via such transfer pricing cannot be deducted from the tax base in terms of corporate tax.

Current tax assets and liabilities

As at 31 December 2021 and 2020, total current tax liabilities comprised the following:

	31 December 2021	31 December 2020
Income tax payable	5,740,203	8,633,222
Prepaid taxes and funds	(2,847,567)	(5,087,639)

Current tax liabilities	2,892,636	3,545,583

Taxation on income/(expense)

For the years ended 31 December, tax income/expenses comprised the following:

	31 December 2021	31 December 2020
Taxation (expense)
Current year corporate tax expense	(13,010,517)	(8,814,726)
Deferred tax (expense)
Deferred tax (expense) on temporary differences	(3,536,120)	(6,778,306)
Recognized in profit or loss	(16,546,637)	(15,593,032)

Current tax expense	(16,546,637)	(15,593,032)

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

27	Income tax (continued)

Taxation on income/(expense) (continued)

As at 31 December 2021 and 2020, the movements of the deferred tax income/expense are as follows:

	1 January 2021	Recognized in profit / (loss)	Recognized in Other comprehensive income	31 December 2021
Inventories	(163,596)	(689,845)	—	(853,441)
Tangible and intangible assets	(25,089,587)	(1,361,939)	—	(26,451,526)
Prepaid expenses	(2,681,737)	(1,088,918)	—	(3,770,655)
Leasing liabilities	2,226,568	(373,309)	—	1,853,259
Provisions	855,271	(160,865)	101,435	795,841
Other adjustments	(349,707)	138,756	—	(210,951)

Total	(25,202,788)	(3,536,120)	101,435	(28,637,473)

	1 January 2020	Recognized in profit / (loss)	Recognized in Other comprehensive income	31 December 2020
Inventories	(157,827)	(5,769)		(163,596)
Tangible and intangible assets	(20,848,786)	(4,240,801)		(25,089,587)
Prepaid expenses	(1,105,485)	(1,576,252)	—	(2,681,737)
Leasing liabilities	2,199,954	26,614	—	2,226,568
Provisions	1,292,572	(560,852)	123,551	855,271
Other adjustments	71,539	(421,246)	—	(349,707)

Total	(18,548,033)	(6,778,306)	123,551	(25,202,788)

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

27	Income tax (continued)

Taxation on income/(expense) (continued)

Reconciliation of effective tax rate

The total taxation charge is different than the amount computed by applying the statutory tax rate to income before tax as shown in the following reconciliation for the years ended 31 December. Related reconciliation details are as follows:

	%	31 December 2021%		31 December 2020
Income for the period		50,431,947		45,357,369
Total income tax expense		(16,546,637)		(15,593,032)

Profit before income tax expense		66,978,584		60,950,401
Tax using the Company’s domestic tax rate 25% (2020: 22%)	25.00	(16,744,646)	22.00	(13,409,088)
Disallowable expenses	1.50	(1,003,352)	0.38	(230,325)
Discount and exemption	(0.21)	140,894	(0.34)	205,107
Adjustment to prior years taxes	(0.27)	181,504	—	—
Impact of revaluation of fixed assets	(5.68)	3,801,945	—	—
Effect of change in the corporate tax rate	(10.49)	7,025,731	—	—
Permanent differences not subject to deferred tax	(4.94)	3,309,421	(1.57)	959,540
Effect of equity-accounted investment’s gains	(0.13)	86,246	(0.14)	86,754
Currency translation differences	19.92	(13,344,380)	5.26	(3,205,020)

Current tax expense	24.70	(16,546,637)	25.58	(15,593,032)

Deferred tax assets and liabilities

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

27	Income tax (continued)

Recognized deferred tax assets and liabilities

Deferred tax assets and deferred tax liabilities as at 31 December is attributable to the items presented in the table below;

	31 December 2021
	Assets	Liabilities	Net
Inventories	—	(853,441)	(853,441)
Tangible and intangible assets	—	(26,451,526)	(26,451,526)
Prepaid expenses	—	(3,770,655)	(3,770,655)
Leasing liabilities	1,853,259	—	1,853,259
Provisions	795,841	—	795,841
Other adjustments	—	(210,951)	(210,951)

Subtotal	2,649,100	(31,286,573)	(28,637,473)

Offsetting	(2,649,100)	2,649,100	—

Total deferred tax liabilities	—	(28,637,473)	(28,637,473)

	31 December 2020
	Assets	Liabilities	Net
Inventories	—	(163,596)	(163,596)
Tangible and intangible assets	—	(25,089,587)	(25,089,587)
Prepaid expenses	—	(2,681,737)	(2,681,737)
Leasing liabilities	2,226,568	—	2,226,568
Provisions	855,271	—	855,271
Other adjustments	—	(349,707)	(349,707)

Subtotal	3,081,839	(28,284,627)	(25,202,788)

Offsetting	(3,081,839)	3,081,839	—

Total deferred tax liabilities	—	(25,202,788)	(25,202,788)

28	Financial instruments

Financial risk management

The Company has exposure to the following risks from its operations:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Operational risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Financial instruments (continued)

Financial risk management (continued)

Risk management framework

The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers.

The Company’s main financial assets are cash and cash equivalents, trade and other receivables.

Credit risk on cash and cash equivalents is limited because the business partners are banks with high credibility.

The carrying amounts of financial assets represent the maximum credit exposure. The ownership of the financial assets brings the risk of not meeting the obligations of the agreement of the counter party. These risks are controlled by credit evaluations and restricting the maximum exposure to a counter party.

The management of the Company covers these risks by limiting the average risk for counter party in all contracts and receiving guarantees if necessary

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations as associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risk

Since all of the Company’s bank loans consist of fixed-rate loans, it is not affected by the risk of fluctuations in interest rates.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Financial instruments (continued)

Interest rate risk (continued)

Currency risk

The Company is exposed to foreign exchange risk due to various income and expense items in foreign currencies and foreign currency debt, receivables and financial debts arising therefrom.

The Company keeps its exposure to currency risk at an acceptable level by making short-term imbalances in foreign currencies in terms of monetary assets and liabilities, by trading foreign currency at spot rates.

In order to minimize the foreign currency risk in the balance sheet, the Company sometimes keeps its idle cash in foreign currency.

Operational risk

Operational risk is the direct or indirect loss arising from a wide variety of factors related to the Company’s processes, employees, technology and infrastructure, and external factors such as legal and regulatory requirements outside the credit risk, market risk and liquidity risk, and generally accepted standards for legal entity risk, operational risks arise from all company activities.

The Company’s objective is to manage operational risk so as to balance the avoidance of financial losses.

The Board of Directors has primary responsibility for the improvements of controls and procedures in order to avoid operational risk. This responsibility is supported through the improvement of the standards related with the management of operational risk in the areas below:

•	Requirements for appropriate segregation of duties, including the independent authorization of transaction

•	Requirements for the reconciliation and monitoring of transactions

•	Compliance with regulatory and other legal requirements

•	Documentation of controls and procedures

•	Requirements for the periodic assessment of operational risks faced, and the adequacy of controls and procedures to address the risks identified

•	Requirements for the reporting of operational losses and proposed remedial action

•	Development of contingency plans

•	Training and professional development

•	Ethical and business standards

Capital management

The main objective of the Company’s capital management is to maintain a strong capital ratio in order to support its business and maximize shareholder value. The management monitors capital profitability in addition to the dividend amount to be paid to ordinary shares.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Nature and level of risk arising from financial instruments

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 December 2021 and 2020 are as follows:

31 December 2021	Receivables				Deposits on banks
	Trade Receivables		Other receivables
	Related party	Other	Related party	Other
Exposure to maximum credit risk as at reporting date (A+B+C+D+E)	1,921,870	24,825,651	34,676,276	343,054	46,093,461
- The part of maximum risk under guarantee with collateral	—	1,561,206	—		—
A. Net carrying value of financial assets which are neither impaired not overdue	1,921,870	17,038,496	34,676,276	343,054	46,093,461
B. Net carrying value of financial assets that are restructured, otherwise which will be regarded as overdue or impaired	—		—	—	—
C. Net carrying value of financial assets which are overdue but not impaired	—	7,787,155	—	—	—
- Covered portion of net book value (with letter of guarantee etc,)	—	—	—	—	—
D. Net carrying value of the impaired assets	—	—	—	—	—
- Past due (gross carrying amount)	—	253,779	—	—	—
- Impairment (-)	—	(253,779)	—	—	—
- Not overdue (gross carrying amount)	—	—	—	—	—
- Impairment (-)	—	—	—	—	—
E. Off balance sheet items with credit risks	—	—	—	—	—

31 December 2021	Trade receivables
Past due up to 1 month	7,717,628
Past due 1-3 months	69,527

Total	7,787,155

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Nature and level of risk arising from financial instruments (continued)

Credit risk (continued)

31 December 2020	Receivables				Deposits on banks
	Trade Receivables		Other receivables
	Related party	Other	Related party	Other
Exposure to maximum credit risk as at reporting date (A+B+C+D+E)	875,238	16,867,780	17,375,279	493,005	46,403,967
- The part of maximum risk under guarantee with collateral	—	252,703	—		—
A. Net carrying value of financial assets which are neither impaired not overdue	875,238	13,127,980	17,375,279	493,005	46,403,967
B. Net carrying value of financial assets that are restructured, otherwise which will be regarded as overdue or impaired	—	—	—		—
C. Net carrying value of financial assets which are overdue but not impaired	—	3,739,800	—		—
- Covered portion of net book value (with letter of guarantee etc,)	—	—	—		—
D. Net carrying value of the impaired assets	—	—	—		—
- Past due (gross carrying amount)	—	406,905	—		—
- Impairment (-)	—	(406,905)	—		—
- Not overdue (gross carrying amount)	—	—	—		—
- Impairment (-)	—	—	—		—
E. Off balance sheet items with credit risks	—	—	—		—

(*)	Does not include cash balance

31 December 2020	Trade receivables
Past due up to 1 month	3,333,552
Past due 1-3 months	406,248

Total	3,739,800

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Nature and level of risk arising from financial instruments (continued)

Liquidity risk

As at 31 December, the Company’s maturities determined according to the payment schedule of the financial liabilities are as follows:

31 December 2021	Carrying amount	Contractual cash outflows	Less than 3 months (I)	3-12 months (II)	1-5 years (III)	More than 5 years (IV)
Non-derivatives financial liabilities
Loans and borrowings	55,523,058	57,410,873	18,384,730	23,319,170	15,706,973	—
Financial lease obligations	42,136,397	47,135,073	4,381,496	10,235,983	28,863,649	3,653,945
Operating lease obligations	9,266,298	19,091,966	214,516	643,550	3,432,264	14,801,636
Trade payables	27,185,982	27,194,815	27,194,815	—	—	—

Total	134,111,735	150,832,727	50,175,557	34,198,703	48,002,886	18,455,581

31 December 2020	Carrying amount	Contractual cash outflows	Less than 3 months (I)	3-12 months (II)	1-5 years (III)	More than 5 years (IV)
Non-derivatives financial liabilities
Loans and borrowings	22,348,399	22,601,584	15,338,764	3,372,112	3,890,708	—
Financial lease obligations	32,784,387	35,174,355	3,737,910	11,213,730	20,222,715	—
Operating lease obligations	11,132,844	25,282,079	267,882	815,551	4,345,636	19,853,010
Trade payables	22,299,525	22,299,525	21,474,800	824,725	—	—

Total	88,565,155	105,357,543	40,819,356	16,226,118	28,459,059	19,853,010

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Nature and level of risk arising from financial instruments (continued)

Market risk

Currency risk

The breakdown of the Company’s foreign currency denominated monetary and non-monetary assets and liabilities as of 31 December 2021 and 31 December 2020 are as follows:

	31 December 2021
	USD Amount	TRY	EUR	GBP	Other
Trade Receivables	10,241,296	3,484,565	8,301,274	433,181	—
Monetary Financial Assets	46,779,569	493,522,879	8,571,374	38,307	—
CURRENT ASSETS	57,020,865	497,007,444	16,872,648	471,488	—
NON-CURRENT ASSETS	—	—	—	—	—
TOTAL ASSETS	57,020,865	497,007,444	16,872,648	471,488	—
Trade Payables	10,254,493	19,367,019	7,190,847	491,407	—
Financial Liabilities	50,666,941	8,358,702	44,209,864	—	—
Monetary Other Liabilities	9,266,297	14,781,023	7,206,974	—	—
CURRENT LIABILITIES	70,187,731	42,506,744	58,607,685	491,407	—
Financial Liabilities	22,365,017	3,301,789	19,540,491	—	—
NON-CURRENT LIABILITIES	22,365,017	3,301,789	19,540,491	—	—
TOTAL LIABILITIES	92,552,748	45,808,533	78,148,176	491,407	—
Net foreign currency assets / liabilities	(35,531,883)	451,198,911	(61,275,528)	(19,919)	—
Monetary items net foreign currency assets / liabilities position	(35,531,883)	451,198,911	(61,275,528)	(19,919)	—

	31 December 2020
	USD Amount	TRY	EUR	GBP	Other
Trade Receivables	7,281,201	2,511,734	5,307,682	312,693	15,500
Monetary Financial Assets	31,450,739	129,129,407	11,235,942	52,545	—
CURRENT ASSETS	38,731,940	131,641,141	16,543,624	365,238	15,500
TOTAL ASSETS	38,731,940	131,641,141	16,543,624	365,238	15,500
Trade Payables	9,343,203	16,304,976	5,569,686	209,603	23,387
Financial Liabilities	31,518,390	7,438,399	24,858,440	—	—
Monetary Other Liabilities	11,144,531	14,871,523	7,430,689	—	—
CURRENT LIABILITIES	52,006,124	38,614,898	37,858,815	209,603	23,387
Financial Liabilities	23,002,708	11,660,494	17,450,336	—	—
NON-CURRENT LIABILITIES	23,002,708	11,660,494	17,450,336	—	—
TOTAL LIABILITIES	75,008,832	50,275,392	55,309,151	209,603	23,387
Net foreign currency assets / liabilities position	(36,276,892)	81,365,750	(38,765,527)	155,635	(7,887)
Monetary items net foreign currency assets / liabilities position	(36,276,892)	81,365,750	(38,765,527)	155,635	(7,887)

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Nature and level of risk arising from financial instruments (continued)

Market risk (continued)

Currency risk (continued)

Sensitivity analysis

The foreign currency risk of the company generally consists of the changes of USD against TL, EUR, GBP and Other.

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, both short-term and long-term purchase contracts. The analysis excludes net foreign currency investments.

Exchange Rate Sensitivity Analysis
2021

	Profit /Loss		Equities
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
10% appreciation / depreciation of EUR against USD
1- TL net asset/liability	3,385,092	(3,385,092)	—	—
2- Portion of hedged for TL (-)	—	—	—	—
3- Net effect of TL (1+2)	3,385,092	(3,385,092)	—	—
10% appreciation / depreciation of TL against USD
4- EUR net asset/liability	(6,935,595)	6,935,595	—	—
5- Portion of hedged for EUR (-)	—	—	—	—
6- Net effect of EUR (4+5)	(6,935,595)	6,935,595	—	—
10% appreciation / depreciation of GBP against USD
7- Other currencies net asset/liability	(2,685)	2,685	—	—
8- Portion of hedged for other currencies (-)	—	—	—	—
9- Net effect of other currencies (7+8)	(2,685)	2,685	—	—

Total (3+6+9)	(3,553,188)	3,553,188	—	—

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Nature and level of risk arising from financial instruments (continued)

Market risk (continued)

Currency risk (continued)

Sensitivity analysis (continued)

Exchange Rate Sensitivity Analysis
2020

	Profit /Loss		Equities
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
10% appreciation / depreciation of EUR against USD
1- TL net asset/liability	1,108,450	(1,108,450)	—	—
2- Portion of hedged for TL (-)	—	—	—	—
3- Net effect of TL (1+2)	1,108,450	(1,108,450)	—	—
10% appreciation / depreciation of TL against USD
4- EUR net asset/liability	(4,757,115)	4,757,115	—	—
5- Portion of hedged for EUR (-)	—	—	—	—
6- Net effect of EUR (4+5)	(4,757,115)	4,757,115	—	—
10% appreciation / depreciation of GBP against USD
7- Other currencies net asset/liability	20,976	(20,976)	—	—
8- Portion of hedged for other currencies (-)	—	—	—	—
9- Net effect of other currencies (7+8)	20,976	(20,976)	—	—

Total (3+6+9)	(3,627,689)	3,627,689	—	—

Interest risk

The interest structure of the financial items of the Company with interest component as of the report date is as follows:

Interest risk	31 December 2021	31 December 2020
Fixed rate financial instruments	106,925,753	66,265,630

Financial obligations	106,925,753	66,265,630

As of 31 December 2021 and 2020, interest rate risk sensitivity analysis has not been calculated since the Group does not have any floating rate financial instruments.

As at 31 December 2021, there is no variable rate financial instrument (31 December 2020: None).

Fair value sensitivity analysis for fixed rate instruments

The Company has not any hedging derivate instruments (forward interest rate swaps) recognized under the accounting model of preventing fair value risk and financial assets and liabilities whose fair values are recorded in profit and loss. Due to this fact, the change in interest rates do not affect profit and loss as of the reporting period.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Nature and level of risk arising from financial instruments (continued)

Capital risk

The Company’s aim is to keep sustainability of the operations with the most sufficient capital structure to minimize the cost of capital and to provide earnings and benefit to its shareholders.

The Company can change the amount of dividend to shareholders, return the capital to shareholders, issue new bonds and sell assets to reduce the debts in order to keep capital structure or to adjust the structure of the capital.

The Company monitors the capital with the rate of debts/equity. This rate is calculated by dividing the net debt to equity. Net debt is calculated by subtracting the cash and cash equivalents from total debt amount.

As at 31 December, net debt / deposited capital ratios are as follows:

	31 December 2021	31 December 2020
Financial borrowing	106,925,753	66,265,630
Less: Cash and cash equivalents	46,185,844	46,542,341

Net financial borrowing	60,739,909	19,723,289

Total equity	168,929,065	144,041,273

Net financial borrowing/ capital ratio	36%	14%

Fair value

The following are the book values and fair values of assets and liabilities for the years ended 31 December:

	2021		2020
	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial Assets
Cash and cash equivalents	46,185,844	46,185,844	46,542,341	46,542,341
Trade receivables from third parties	24,825,651	24,825,651	16,867,780	16,867,780
Trade receivables from related parties	1,921,870	1,921,870	875,238	875,238
Other receivables from third parties	343,054	343,054	493,005	493,005
Other receivables from related parties	34,676,276	34,676,276	17,375,279	17,375,279

Total financial assets	107,952,695	107,952,695	82,153,643	82,153,643

Financial liabilities
Loans and borrowings	55,523,058	54,144,344	22,348,399	22,641,340
Financial lease obligations	42,136,397	42,136,397	32,784,387	32,784,387
Operating lease obligations	9,266,298	9,266,298	11,132,844	11,132,844
Trade payables to third parties	25,313,376	25,313,376	21,666,302	21,666,302
Trade payables to related parties	1,872,606	1,872,606	633,223	633,223
Other payables to third parties	1,054,631	1,054,631	1,342,959	1,342,959

Total financial liabilities	135,166,366	133,787,652	89,908,114	90,201,055

Net	(27,213,671)	(25,834,957)	(7,754,471)	(8,047,412)

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

28	Nature and level of risk arising from financial instruments (continued)

Fair value (continued)

The fair value classifications of financial assets and liabilities are as follows:

Level 1: Based on quoted (unadjusted) prices in active markets: Relevant financial assets and liabilities. Its fair value is measured by reference to the relevant registered market.

Level 2: Directly (through prices in active markets) or indirectly (through prices in active markets) based on observable data: Relevant financial assets and liabilities fair values using prices derived from observable active market transactions. It is determined according to generally accepted valuation models based on discounted cash flow analyzes. Assumptions and estimates used in valuation models; reference interest rates, credit spreads, in estimating discount rates, bond and stock prices, and expected price correlations.

Level 3: Not based on observable market data.

31 December 2021	Level 1	Level 2	Level 3	Total
FVTPL
Aircraft and leased aircraft	—	—	80,051,637	80,051,637

31 December 2020	Level 1	Level 2	Level 3	Total
FVTPL
Aircraft and leased aircraft	—	—	78,556,530	78,556,530

29	Earnings per share

As at 31 December, earnings calculation of per common of main company’s stakeholders are as follow:

	31 December 2021	31 December 2020
Profit for the period	50,431,947	45,357,369
Average number of shares available during the period	39,500,000	39,500,000
Earnings per share	1.28	1.15

30	Subsequent events

Law No. 7352 Amending the Tax Procedure Law and the Corporate Tax Law (“Law No. 7352”), was published in the Official Gazette dated 29 January 2022. With Article 2 of the Law numbered 7352, Temporary Article 14 has been added to the Corporate Tax Law. As per the relevant article, it was regulated that corporate taxpayers who have converted their foreign currency and/or gold account balances in their balance sheet dated 31 December 2021 into Turkish lira with a maturity of at least three months, for portion of the exchange gains arising from the period-end valuation of the foreign currencies corresponding to the period between 1 October 2021 and 31 December 2021 will benefit from corporate and income tax exemption for the foreign exchange gains arising from the conversion and the interest, profit share and other income to be obtained from the timely Turkish lira deposit and participation accounts opened in this context. With this law changes, the possible impact on financial statement of the Company’s corporate tax exemption have not been determined yet.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Year Ended 31 December 2021

(Amounts expressed in US Dollar (“USD”))

30	Subsequent events (continued)

After the reporting date, the company used credit regarding the conversion of A330-300 from a passenger aircraft to cargo aircraft. The loan amounting EUR 14,250,000 was drawn down on 28 February 2022. The maturity of loan is 5 years.

After the reporting period, the Company signed two agreements with its major shareholder, Mapa İnşaat. The first agreement, which signed on 30 November 2022, concerns the transfer of the right of use for MNG’s headquarter building from Mapa İnşaat. Under this agreement, Mapa İnşaat transferred its right of use for the building for 187 million Turkish lira (approximately $10 million USD) plus VAT, which the Company leases it before. The purpose of the second agreement, signed on 6 December 2022, was a loan agreement which specifies the terms and conditions of the borrowings of the Company’s receivables from Mapa İnşaat. The contract has a two-year term and a 16% interest rate. The total maximum loan amount under this agreement is TRY 981,219,600 ($52,713,215 USD as of the agreement date). As of 30 September 2022, the related balance was recognized as short term other receivables on the balance sheet.

In accordance with the decision of the board of directors made on 6 December 2022, the Company has announced that it has entered into a definitive agreement to become publicly traded in the United States through a business combination with Golden Falcon Acquisition Corp., a Special Purpose Acquisition Company (SPAC). The following companies have been established according to the business combination agreement; Merlin HoldCo LLC, Merlin IntermediateCo LLC, Merlin FinCo LLC, Merlin Merger Sub Inc.

Due to the negative effects on all country caused by the earthquakes in Kahramanmaraş on 6 February 2023, the Government decided to declare a state of emergency for three months in the provinces of Adana, Adıyaman, Diyarbakır, Gaziantep, Hatay, Kahramanmaraş, Kilis, Malatya, Osmaniye and Şanlıurfa. The decision has been published by the Official Gazette No: 32098 dated 8 February 2023. Since the economic effects of the earthquake are uncertain as of the reporting date, the effects on the financial statements of the Company cannot be reasonably estimated. The impact of disaster is being closely monitored and continuing to determine the situation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

MNG Havayolları ve Taşımacılık Anonim Şirketi

Results of Review of Interim Financial Information

We have reviewed the condensed statement of financial position of MNG Havayolları ve Taşımacılık Anonim Şirketi (the Company) as of 30 September 2022, the related condensed statements of profit or loss and other comprehensive income, and changes in equity and cash flows for the nine-month periods ended 30 September 2022 and 2021, and the related notes (collectively, “the interim financial information”). Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information for it to be in conformity with international financial reporting standards as issued by the IASB.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statement of financial position of the Company as of 31 December 2021, and the related statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated 14 February 2023, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of 31 December 2021, is fairly stated, in all material respects, in relation to the statement of financial position from which it has been derived.

Basis for Review Results

This interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Bagımsız Denetim ve Serbest Muhasebeci ve Mali Müşavirlik A.Ş.

Ankara, Turkey

14 February 2023

MNG Havayolları ve Taşımacılık Anonim Şirketi

Condensed Statement of Financial Position

As at 30 September 2022

(Unaudited)

(Amounts expressed in US Dollar (“USD”))

	Note	30 September 2022	31 December 2021
ASSETS
Current Assets
Cash and cash equivalents	5	17,234,827	46,185,844
Trade receivables		17,477,719	26,747,521
- Related Parties	7	230,838	1,921,870
- Third Parties	8	17,246,881	24,825,651
Other receivables		61,083,626	35,019,330
- Related Parties	7	59,694,008	34,676,276
- Third Parties	9	1,389,618	343,054
Inventories		4,770,665	2,960,303
Prepayments	10	970,848	3,278,950
Other current assets		511,274	131,823

Total Current assets		102,048,959	114,323,771

Non-Current Assets
Financial investments		38,572	38,572
Property, plant and equipment	12	219,681,828	211,386,649
Intangible assets	13	6,743,056	3,162,879
Equity accounted investees	4	2,135,206	2,015,430
Prepayments	10	25,991,699	18,853,277
Total non-current assets		254,590,361	235,456,807

Total assets		356,639,320	349,780,578

The accompanying notes from an integral part of these financial statements.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Condensed Statement of Financial Position

As at 30 September 2022

(Unaudited)

(Amounts expressed in US Dollar (“USD”))

	Note	30 September 2022	31 December 2021
LIABILITIES
Current liabilities
Short-term borrowings	6	13,494,841	35,704,024
Short-term portion of long-term borrowings	6	20,036,030	17,853,554
Trade payables		31,478,276	27,185,982
- Related Parties	7	874,906	1,872,606
- Third Parties	8	30,603,370	25,313,376
Liabilities related to the employee benefits		2,383,877	2,014,076
Other payables		8,621,543	1,054,631
- Third Parties	9	8,621,543	1,054,631
Current tax liabilities	17	2,352,176	2,892,636
Contract liabilities	11	—	8,484,920
Short-term provisions		1,623,825	1,292,649
- Provisions related to the employee benefits		1,080,976	1,290,220
- Other		542,849	2,429

Total current liabilities		79,990,568	96,482,472

Non-current Liabilities
Long term borrowings	6	56,044,071	53,368,175
Long term provisions		2,732,407	2,363,393
- Provisions related to the employee benefits		2,732,407	2,363,393
Deferred tax liabilities	17	27,062,864	28,637,473

Total non-current liabilities		85,839,342	84,369,041

Total Liabilities		165,829,910	180,851,513

EQUITY
Equity Attributable To Owners Of The Parent
Share capital		33,285,466	33,285,466
Items that are or may be reclassified subsequently to profit or loss		(2,066,927)	(934,700)
- Foreign currency translation differences		(356,161)	(34,756)
- Remeasurements of defined benefit liability (asset)		(2,138,457)	(1,124,930)
-Taxes on items that will not be reclassified to profit or loss		427,691	224,986
Restricted reserves		10,433,160	8,062,564
Retained earnings		149,157,711	128,515,735

Total equity		190,809,410	168,929,065

Total equity and liabilities		356,639,320	349,780,578

The accompanying notes from an integral part of these financial statements

MNG Havayolları ve Taşımacılık Anonim Şirketi

Condensed Statement of Profit or Loss and Other Comprehensive Income

For the Nine Months Ended 30 September 2022

(Unaudited)

(Amounts expressed in US Dollar (“USD”))

	Note	1 January 30 September 2022	1 January 30 September 2021
Continuing Operations
Revenue	14	253,572,976	190,235,500
Cost of sales	14	(196,860,212)	(136,971,692)

Gross profit		56,712,764	53,263,808

Administrative expenses		(7,807,944)	(7,243,039)
Marketing expenses		(1,223,346)	(716,886)
Other operating income	15	9,541,157	8,394,501
Other operating expenses	15	(9,619,314)	(6,598,447)

Operating Profit		47,603,317	47,099,937

Finance income	16	17,862,985	13,814,433
Finance expense	16	(13,366,081)	(13,391,085)

Net finance income		4,496,904	423,348

Share of profit of equity-accounted investees	4	441,181	415,355

Profit before tax		52,541,402	47,938,640

Tax expense
-Current tax expense	17	(7,145,361)	(10,039,179)
-Deferred tax income/expense	17	1,371,904	2,785,614

Profit for the period		46,767,945	40,685,075

Attributable to:		46,767,945	40,685,075
Other Comprehensive Income
Items that are or may be reclassified subsequently to profit or loss
- Foreign currency translation differences		(321,405)	(92,133)
- Remeasurements of defined benefit liability (asset)		(1,013,527)	(99,869)
-Taxes on items that will not be reclassified to profit or loss		202,705	19,974

Other comprehensive income		(1,132,227)	(172,028)
Total comprehensive income		45,635,718	40,513,047

Earning per share from operations	18	1.18	1.03

Weighted average number of shares		39,500,000	39,500,000

(Weighted average number of shares of 1 Full TL each)

The accompanying notes from an integral part of these financial statements

MNG Havayolları ve Taşımacılık Anonim Şirketi

Condensed Statement of Changes in Equity

For the Nine Months Ended 30 September 2022

(Unaudited)

(Amounts expressed in US Dollar (“USD”))

	Share capital	Other comprehensive income or expenses that will not to be reclassified to profit or loss			Restricted reserves	Retained earnings	Total equity
		Foreign currency translation differences	Remeasurement of defined benefit liability (asset)	Taxes relating to other comprehensive income
Balance as at 1 January 2021	33,285,466	110,798	(617,756)	123,551	5,313,795	105,825,419	144,041,273
Transfers	—	—	—	—	2,748,769	(2,748,769)	—
Dividends	—	—	—	—	—	(24,992,862)	(24,992,862)
Profit for the period	—	—	—	—	—	40,685,075	40,685,075
Other comprehensive income for the period	—	(92,133)	(99,869)	19,974	—	—	(172,028)
Total comprehensive income	—	(92,133)	(99,869)	19,974	—	40,685,075	40,513,047

Balance as at 30 September 2021	33,285,466	18,665	(717,625)	143,525	8,062,564	118,768,863	159,561,458

Balance as at 1 January 2022	33,285,466	(34,756)	(1,124,930)	224,986	8,062,564	128,515,735	168,929,065
Transfers	—	—	—	—	2,370,596	(2,370,596)	—
Dividends	—	—	—	—	—	(23,755,373)	(23,755,373)
Profit for the period	—	—	—	—	—	46,767,945	46,767,945
Other comprehensive income for the period	—	(321,405)	(1,013,527)	202,705	—	—	(1,132,227)
Total comprehensive income	—	(321,405)	(1,013,527)	202,705	—	46,767,945	45,635,718

Balance as at 30 September 2022	33,285,466	(356,161)	(2,138,457)	427,691	10,433,160	149,157,711	190,809,410

The accompanying notes from an integral part of these financial statements

MNG Havayolları ve Taşımacılık Anonim Şirketi

Condensed Statement of Cash Flows

For the Nine Months Ended 30 September 2022

(Unaudited)

(Amounts expressed in US Dollar (“USD”))

	Note	1 January 30 September 2022	1 January 30 September 2021
Profit for the period		46,767,945	40,685,075
Adjustments for:
Depreciation and amortisation expense	12-13	27,890,991	21,952,762
Provisions and employee benefits		849,138	1,394,512
Interest (income)		(27,234)	(275,410)
Share of profit of equity-accounted investees	4	(441,181)	(415,355)
Tax expense	17	5,773,457	7,253,565
The adjustments for the reconciliation of net profit/(loss) for the period		34,045,171	29,910,074
Changes in:
Decrease in trade receivables		9,038,901	1,401,172
Decrease/(Increase) in other receivables		(1,426,015)	18,102
(Increase) in inventories		(1,810,362)	(600,401)
(Increase)/Decrease in prepayment		(4,830,320)	353,204
Increase in trade payables		8,491,737	4,744,415
Increase/(Decrease) in other payables to related operations		7,936,713	(373,840)
Increase/(Decrease) in contract liabilities		(8,484,920)	1,783,284
Other non-cash assets		(4,031,302)	(2,426,721)
Cash flows from operations		85,697,548	75,494,364
Payments related to provisions for employee benefits		(257,930)	(164,146)
Interest paid		(3,114,565)	(3,233,609)
Tax payments		(6,996,799)	(17,961,627)
Net Cash from operations		75,328,254	54,134,982
Purchase of property, plant and equipment, intangible assets		(39,766,347)	(38,654,062)
Cash flow used in investing activities		(39,766,347)	(38,654,062)
Proceeds from borrowings	6	36,129,462	58,633,380
Repayments of borrowings	6	(40,254,030)	(21,162,134)
Change in other receivables		(51,095,750)	(59,948,723)
Payment of lease liabilities	6	(13,585,968)	(13,938,018)
Interest received		204,485	128,363
Dividends paid	7	(1,496,894)	(1,545,533)
Cash flow from financing activities		(70,098,695)	(37,832,665)

Net (decrease) in cash and cash equivalents before the effect of exchange rate changes		(34,536,788)	(22,351,745)

Unrealized foreign currency translation differences		5,585,771	10,923,878

Net decrease in cash and cash equivalents		(28,951,017)	(11,427,867)

Cash and cash equivalents at the beginning of the period	5	46,185,844	46,542,341

Cash and cash equivalents at the end of the period	5	17,234,827	35,114,474

The accompanying notes from an integral part of these financial statements

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

1       Organization and nature of operation

MNG Havayolları ve Taşımacılık Anonim Şirketi (“MNG Havayolları” or “the Company”) was established in 1997 and started its operations during 1998. MNG Havayolları operates cargo flights internationally; both scheduled and charter, to various locations, mainly throughout Europe. As of 30 September 2022, the Company has a fleet of 9 aircrafts, including 6 A330F and 3 A300 aircraft.

The Company was established in Istanbul / Turkey. Company’s address and corporate activity center WOW Convention Center İDTM 34149 - Yeşilköy/Bakırköy - İstanbul – Turkey.

As of 30 September 2022, the average number of personnel working in the Company was 873 (31 December 2021: 845).

The immediate parent and ultimate controlling party of the Company are respectively; Mapa İnşaat ve Ticaret Anonim Şirketi (“Mapa İnşaat”), Günal İnşaat Anonim Şirketi (“Günal İnşaat”) and Mehmet Nazif Günal. Both Mapa İnşaat and Günal İnşaat’s controlling shareholder is Mehmet Nazif Günal.

2       Basis of presentation of financial statements

2.1    Basis of preparation

(a)    Basis of measurement

The financial statements have been prepared on the historical cost basis.

Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(b)    Functional and presentation currency

Although the Company’s country of residence and the currency of Turkey is Turkish Lira (“TL”), the Company’s functional currency is United States Dollar (“USD”). The effect of USD on the activities of the Company is important and the USD reflects the underlying economic substance of the Company related to the case. Therefore, these financial statements are presented in USD. All currencies other than USD are treated as foreign currencies.

2.2    Statement of compliance with IFRS

These interim financial statements for the nine months period ended 30 September 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Company’s last annual financial statements as at and for the year ended 31 December 2021 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These interim financial statements were authorised for issue by the Company’s board of directors on 14 February 2023.

2.3    Changes in Accounting Policies

The accounting policies have been applied consistently to all periods presented in these interim financial statements. Significant changes to accounting policies are implemented retrospectively and previous period financial statements are restated.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

2       Basis of presentation of financial statements (continued)

2.3    Changes in Accounting Policies (continued)

The same accounting policies, presentation and methods of computation have been followed in these interim financial statements as were applied in the preparation of the Company’s financial statements as at and for the year ended 31 December 2021.

2.4    Critical Judgements in Applying the Company’s Accounting Policies and Estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

2.5    Standards and interpretations issued but not yet effective

Standards issued but not yet effective and not early adopted

A number of new standards and amendments to existing standards are not effective at reporting date and earlier application is permitted; however, the Company has not early adopted are as follows.

IFRS 17 Insurance Contracts

On 18 May 2017, IASB issued IFRS 17 Insurance Contracts. This first truly globally accepted standard for insurance contracts will help investors and others better understand insurers’ risk exposure, profitability and financial position. IFRS 17 replaces IFRS 4, which was brought in as an interim Standard in 2004. IFRS 4 has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. As a consequence, it is difficult for investors to compare and contrast the financial performance of otherwise similar companies. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 has an effective date of 1 January 2023 but companies can apply it earlier.

The Company does not expect that application of IFRS 17 will have significant impact on its financial statements.

Initial Application of IFRS 17 and IFRS 9—Comparative Information (Amendment to IFRS 17)

In December 2021, IASB issued Initial Application of IFRS 17 and IFRS 9—Comparative Information (Amendment to IFRS 17). The amendment is a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. IFRS 17 incorporating the amendment is effective for annual reporting periods beginning on or after 1 January 2023.

The Company does not expect that application of these amendments to IFRS 17 will have significant impact on its financial statements.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

2       Basis of presentation of financial statements (continued)

2.5    Standards and interpretations issued but not yet effective (continued)

Standards issued but not yet effective and not early adopted (continued)

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On 23 January 2020, IASB issued Classification of Liabilities as Current or Non-Current which amends IAS 1 Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position.

The amendments clarify one of the criteria in IAS 1 for classifying a liability as non-current—that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments include:

(a)	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;

(b)	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;

(c)	Clarifying how lending conditions affect classification; and

(d)	Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The Company shall apply retrospectively these amendments for annual periods beginning on or after 1 January 2022 with earlier application permitted. However, according to the amendment published on 15 July 2020, IASB decided to defer the effective date of Amendments to IAS 1 until 1 January 2023.

The Company does not expect that application of these amendments to IAS 1 will have significant impact on its financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

IASB has issued amendments to IAS 1 Presentation of Financial Statements and an update to IFRS Practice Statement 2 Making Materiality Judgements to help companies provide useful accounting policy disclosures on 12 February 2021.

The key amendments to IAS 1 include:

•	Requiring companies to disclose their material accounting policies rather than their significant accounting policies;

•	Clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and

•	Clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

IASB also amended IFRS Practice Statement 2 to include guidance and two additional examples on the application of materiality to accounting policy disclosures.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

2       Basis of presentation of financial statements (continued)

2.5    Standards and interpretations issued but not yet effective (continued)

Standards issued but not yet effective and not early adopted (continued)

The amendments are consistent with the refined definition of material previously:

“Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements”.

The amendments are effective from 1 January 2023, but companies can apply it earlier.

The Company does not expect that application of these amendments to Amendments to IAS 1 and IFRS Practice Statement 2) will have significant impact on its financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The amendments introduce a new definition for accounting estimates: clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty which is issued by IASB on 12 February 2021.

The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

Developing an accounting estimate includes both:

•

Selecting a measurement technique (estimation or valuation technique) – e.g. an estimation technique used to measure a loss allowance for expected credit losses when applying IFRS 9 Financial Instruments; and

•

Choosing the inputs to be used when applying the chosen measurement technique – e.g. the expected cash outflows for determining a provision for warranty obligations when applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

The effects of changes in such inputs or measurement techniques are changes in accounting estimates. The definition of accounting policies remains unchanged.

The amendments are effective for periods beginning on or after 1 January 2023, with earlier application permitted, and will apply prospectively to changes in accounting estimates and changes in accounting policies occurring on or after the beginning of the first annual reporting period in which the company applies the amendments.

The Company does not expect that application of these amendments to Amendments to IAS 1 and IFRS Practice Statement 2) will have significant impact on its financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction – Amendments to IAS 12 Income Taxes

In May 2021 IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12 Income Taxes.

The amendments to IAS 12 Income Taxes clarify how companies should account for deferred tax on certain transactions – e.g. leases and decommissioning provisions.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

2       Basis of presentation of financial statements (continued)

2.5    Standards and interpretations issued but not yet effective (continued)

Standards issued but not yet effective and not early adopted (continued)

The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision.

The amendments clarify that the exemption does not apply to transactions such as leases and decommissioning obligations. These transactions give rise to equal and offsetting temporary differences.

For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognised from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. If a company previously accounted for deferred tax on leases and decommissioning liabilities under the net approach, then the impact on transition is likely to be limited to the separate presentation of the deferred tax asset and the deferred tax liability.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023. Earlier application is permitted.

The Company does not expect that application of these amendments to Amendments to IAS 12 will have significant impact on its financial statements.

Lease Liability in a Sale and Leaseback – Amendments to IFRS 16 Leases

In September 2022, IASB issued Lease Liability in a Sale and Leaseback, which amends IFRS 16 Leases. Amendments to IFRS 16 Leases impact how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments introduce a new accounting model for variable payments and will require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since 2019.

The amendments confirm the following:

•	On initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction.

•

After initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognises no gain or loss relating to the right of use it retains.

A seller-lessee may adopt different approaches that satisfy the new requirements on subsequent measurement.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024, with earlier application permitted.

Under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, a seller-lessee will need to apply the amendments retrospectively to sale-and-leaseback transactions entered into or after the date of initial application of IFRS 16. This means that it will need to identify and re-examine sale-and-leaseback transactions entered into since implementation of IFRS 16 in 2019, and potentially restate those that included variable lease payments.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

2       Basis of presentation of financial statements (continued)

2.5    Standards and interpretations issued but not yet effective (continued)

Standards issued but not yet effective and not early adopted (continued)

The Company does not expect that application of these amendments to Amendments to IFRS 16 Leases will have significant impact on its financial statements.

Amendments are effective on 1 January 2022

Changes that have become effective and have been adopted for annual periods beginning on or after 1 January 2022:

1.	Annual Improvements to IFRS Standards 2018–2020 -Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture

2.	Reference to the Conceptual Framework – Amendments to IFRS 3 Business Combinations

3.	Property, Plant and Equipment – Proceeds before Intended Use: Amendments to IAS 16 Property, Plant and Equipment

4.	Onerous Contracts – Cost of Fulfilling a Contract: Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets

These newly adopted amendments to standards have not been a significant impact on the financial statements of the Company.

3      Operating segments

The segments with similar economic characteristics have been combined into a single operating segment considering the nature of services given, methods to allocate the products and the type of customers or to provide services.

4     Equity accounted investees

Associates

Solin Air: a Slovenia-based air cargo company in which MNGA holds a 33.52% stake (with effective ownership of 49.01%). The Company provides maintenance and repair services to various aircraft operators.

As at 30 September 2022 and 31 December 2021, the carrying value and ownership percentage of the Company’s equity accounted investees are as follows:

	30 September 2022		31 December 2021		30 September 2021
	Net book value	Percentage of partnership %	Net book value	Percentage of partnership %	Net book value	Percentage of partnership %
Solin Air D.O.O. (“Solin Air”)	2,135,206	49.01	2,015,430	49.01	2,139,223	49.01

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

4     Equity accounted investees (continued)

Summary of financial information in respect of Company’s associate is set out below. Reconciliation of summarized financial information given above with the carrying amount of Company’s interests in Solin Air:

	30 September 2022	31 December 2021	30 September 2021
Current assets	5,074,416	6,713,127	7,474,190
Non-current assets	5,460,058	7,346,207	7,869,158
Current liabilities	(4,185,554)	(6,695,570)	(7,290,251)
Non-current liabilities	(1,992,246)	(3,251,481)	(3,688,227)
Net assets	4,356,674	4,112,283	4,364,870

Proportion of ownership interest (49.01%)	2,135,206	2,015,430	2,139,223

Carrying value	2,135,206	2,015,430	2,139,223

	30 September 2022	31 December 2021	30 September 2021
Revenue	15,087,311	18,928,161	12,478,850
Cost of sales	(11,532,650)	(14,526,836)	(8,737,943)
Depreciation and amortization expenses	(2,401,984)	(3,458,657)	(2,636,555)
Finance income	30,147	22,611	16,977
Finance expenses	(71,513)	(97,535)	(75,207)
Current tax expense	(211,126)	(163,779)	(198,631)
Profit for the period (100%)	900,185	703,965	847,491

Profit for the period (49.01%)	441,181	344,982	415,355

Company’s share in net profit of Solin Air	441,181	344,982	415,355

	30 September 2022	31 December 2021	31 December 2020
Opening	2,015,430	1,825,280	1,492,881
Translation difference	(321,405)	(154,832)	130,121
Share of profits of equity accounted investees	441,181	344,982	202,278

	2,135,206	2,015,430	1,825,280

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

5      Cash and cash equivalents

As at 30 September 2022 and 31 December 2021, cash and cash equivalents comprised the following:

	30 September	31 December
	2022	2021
Cash	113,105	92,383
Banks	17,121,722	46,093,461
- Demand deposits	11,721,775	46,093,461
- Time deposits	5,399,947	—

	17,234,827	46,185,844

As of 30 September 2022, interest rates of USD denominated time deposit is 13% (31 December 2021: Not applicable). Maturities of the time deposits are between 30 September 2022 and 3 October 2022.

As at 30 September 2022 and 31 December 2021, there is no blockage or restriction on the use of cash and cash equivalents.

6      Financial liabilities

As at 30 September and 31 December, loans and borrowings comprised the following:

	30 September 2022	31 December 2021
Short term financial borrowings
Short-term bank loans	5,877,140	22,722,297
Short-term portions of long-term borrowings	20,036,030	17,853,554
Lease liabilities	7,617,701	12,981,727

	33,530,871	53,557,578

Long-term financial borrowings
Long-term bank loans	25,934,265	14,947,207
Lease liabilities	30,109,806	38,420,968

	56,044,071	53,368,175

	89,574,942	106,925,753

	30 September 2022	31 December 2021
Bank loans	51,847,435	55,523,058
Lease liabilities	37,727,507	51,402,695

	89,574,942	106,925,753

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

6      Financial liabilities (continued)

Loan repayments according to the original terms of loan agreements, as at 30 September and 31 December, are as follows;

	30 September	31 December
	2022	2021
Less than 1 year	25,913,170	40,575,851
Within 1-2 year	8,620,682	9,691,206
Within 2-3 year	6,931,244	2,777,206
Within 3-4 year	6,931,244	1,652,531
Within 4-5 year	3,451,095	826,264

	51,847,435	55,523,058

The terms and conditions for open loans are as follows:

	30 September 2022
	Currency type	Nominal Interest rate	Maturity	Face Value	Carrying Amount
Secured bank loan	EURO	3.35-4.25	2023-2026	10,220,942	9,650,223
Unsecured bank loan	EURO	0.9-6.9	2023-2026	36,266,156	36,024,150
Unsecured bank loan	TL	7.5	2023	302,848	295,922
Unsecured rediscount loan	EURO	1.0	2022	5,877,140	5,877,140

				52,667,086	51,847,435

	31 December 2021
	Currency type	Nominal Interest rate (%)	Maturity	Face Value	Carrying Amount
Secured bank loan	EURO	4.25	2023-2026	8,277,174	7,436,388
Unsecured bank loan	EURO	3.5-6.9	2023-2026	23,447,819	22,447,772
Unsecured bank loan	TL	7.5	2023	926,216	879,234
Unsecured rediscount loan	EURO	1.0 - 1.25	2022	15,478,327	15,478,327
Unsecured rotative loan	EURO	4.5	2022	9,281,337	9,281,337

				57,410,873	55,523,058

The movements of liabilities arising from financial borrowing transactions are as follows:

	1 January 2022	Repayments	Additions	Foreign currency translation difference	30 September 2022
Bank loans	55,523,058	(40,254,030)	36,129,462	448,945	51,847,435
Lease liabilities	51,402,695	(13,585,968)	—	(89,220)	37,727,507

	106,925,753	(53,839,998)	36,129,462	359,725	89,574,942

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

6      Financial liabilities (continued)

	1 January 2021	Repayments	Additions	Foreign currency translation difference	30 September 2021
Bank loans	22,348,399	(21,162,134)	58,633,380	216,838	60,036,483
Lease liabilities	43,917,231	(13,938,018)	26,713,912	17,886	56,711,011

	66,265,630	(35,100,152)	85,347,292	234,724	116,747,494

7     Related parties

The Company has a number of operating and financial relationships with its shareholders and other entities owned by its shareholders (which will be referred to as “other related parties” below). There are no set payment terms for any of the related party transactions. The related party receivables and payables resulting from operating activities are generally not secured and interest free. No guarantees have been given or received. Details of transactions between the Company and other related parties are disclosed below:

	30 September 2022			31 December 2021
	Receivables		Payables	Receivables		Payables
	Short-term		Short-term	Short-term		Short-term
Balances with related parties	Trading	Non-trading	Trading	Trading	Non-trading	Trading
Shareholders
Mapa İnşaat ve Ticaret A.Ş. (“Mapa İnşaat”) (*)	333	59,571,205	—	8,100	33,895,198	—
Ali Sedat Özkazanç	—	122,803	—	—	781,078	—
Associate
Solin Air (**)	225,497	—	349,083	1,911,897	—	1,131,920
Subsidiary
MNG Airlines Gmbh (***)	—	—	31,935	—	—	—
Other companies managed by the parent company
Mapa İnşaat ve Ticaret A.Ş. WOW Istanbul Airport Otel	—	—	19,002	—	—	8,264
MNG Esmaş Elektro Sistemler Mühendislik Sanayi ve Ticaret A.Ş.	—	—	—	—	-	7,960
MNG Jet Havacılık A.Ş. (“MNG JET”)	957	—	1,298	1,873	—	944
MNG Turizm ve Ticaret A.Ş. (“MNG Turizm”)	—	—	27,866	—	—	18,553
IST Bilişim Teknolojileri A. Ş. (“IST Bilişim”)	—	—	617	—	—	713
Orko Madencilik	4,051	—	—	—	—
Gunal Insaat ve Ticaret A.Ş.	—	—	1,466	—	—	—
İGA Havalimanı İşletmesi A.Ş. (“İga Havalimanı”)	—	—	442,153	—	—	704,252
Taya Petrol Yatırımları A.Ş.	—	—	1,486	—	—	—

	230,838	59,694,008	874,906	1,921,870	34,676,276	1,872,606

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

7     Related parties (continued)

(*)

Non-trading receivables from the shareholders amounting to USD 59,571,205 (31 December 2021: USD 33,895,198) consist of the funds given to the main shareholder by the Company for financing purposes and the interest calculations were made by using 15.75% interest rate during the period (Note:20) (2021: 16.75%). The Company has distributed dividends to its shareholders in the amount of USD 23,755,373 (31 December 2021: USD 24,992,862) for the nine months period ended September 2022. In both years, a portion of the dividends was offset from receivables from related parties, and the remainder was paid in cash. The total amount of cash dividends paid was USD 1,496,894 (31 December 2021: USD 1,545,533).

(**)	The amount consists of sub-charter income and expenses from Solin Air.
(***)	The subsidiary is not being consolidated in the financial statement due to its insignificant impact on the overall financial position of the company.

Details of significant transactions with related parties:

	1 January - 30 September 2022			1 January - 30 September 2021
Transactions with related parties	Service sales	Interest income	Service costs	Service sales	Interest income	Service costs
Shareholders
Mapa İnşaat (*)	6,506	2,882,116	4,961,575	92,067	3,378,215	4,910,098
Gunal Insaat ve Ticaret A.Ş.	—	—	4,340	—	—	—
Ahmet Berkmen	—	—	—	—	1,000	—
Ali Sedat Özkazanç	—	55,198	—	—	1,441	—
Associate
Solin Air (**)	1,941,221	—	3,695,110	1,106,914	—	1,862,998
Subsidiary
MNG Airlines Gmbh (****)	—	—	330,195	—	—	239,706
Other companies managed by the parent company
Mapa İnşaat ve Ticaret A.Ş. WOW Istanbul Airport Otel	—	—	79,437	—	—	34,869
MNG Jet	39,850	—	32,178	38,132	—	70,297
MNG Turizm	—	—	687,127	—	—	116,772
İGA Havalimanı (***)	10,481	—	4,185,983	—	—	2,647,572
İGA Havalimanları İnşaatı Adi Ortaklığı Ticari İşletmesi	—	—	—	—	—	—
İGA Otel ve Turizm İşletmeciliği A.Ş.	—	—	21,134	—	—	285
IST Bilişim	—	—	5,097	—	—	5,747
MNG Orko Madencilik A. Ş.	14,486	—	—	9,483	—	—
MNG Esmaş Elektro Sistemler Mühendislik Sanayi ve Ticaret A.Ş.	—	—	—	—	—	235,345
MNG Targem Araştırma Teknoloji Geliştirme Müşavirlik				—	—	26,365
Proje İnşaat A.Ş.	—	—	1,006
Taya Petrol Yatırımları A.Ş.	—	—	7,311	—	—	—
Taya Yolcu Hizmetleri A.Ş.	—	—	4,741	—	—	—

	2,012,544	2,937,314	14,015,234	1,246,596	3,380,656	10,150,054

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

7     Related parties (continued)

(*)	The amount consists of software service and rent expenses incurred for the Company’s head office building.
(**)	The amount consists of sub-charter income and expenses from Solin Air.
(***)	Service cost expenses to İGA Havalimanı consist of landing accommodation expenses incurred based on Istanbul Airport flights.
(****)	The subsidiary is not being consolidated in the financial statement due to its insignificant impact on the overall financial position of the company.

Benefits provided for members of key management:

Key management personnel include members of the board of directors, general managers and assistant general managers. Key management benefits include salaries, bonus payments and other benefits. The remuneration of members of key management during the year was as follows:

	30 September 2022	30 September 2021
Salaries and other short-term benefits	899,675	978,170

	899,675	978,170

As of September 30, 2022 and 2021, the directors and senior managers of the company have no loans from the Company, and the Company has no debts to these individuals.

8       Trade receivables and payables

Short term trade receivables

As at 30 September and 31 December, the Company’s short-term trade receivables comprised the following:

	30 September 2022	31 December 2021
Due from related parties (Note 7)	230,838	1,921,870
Due from third parties	17,246,881	24,825,651

	17,477,719	26,747,521

Trade receivables from third parties consist of the following items:

	30 September 2022	31 December 2021
Trade receivables	17,446,126	24,911,289
Income accruals	—	168,141
Provision for doubtful trade receivable	(199,245)	(253,779)

	17,246,881	24,825,651

Average maturity days of trade receivables are 25 days (31 December 2021: 34 days).

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

8       Trade receivables and payables (continued)

Short term trade payables

As at 30 September 2022 and 31 December 2021, the Company’s short-term trade payables comprised the following:

	30 September	31 December
	2022	2021
Due to related parties (Note 7)	874,906	1,872,606
Due to third parties	30,603,370	25,313,376

	31,478,276	27,185,982

	30 September 2022	31 December 2021
Trade Payables	26,784,255	17,294,818
Expense accruals	3,819,115	8,018,558

	30,603,370	25,313,376

9	Other receivables and payables

Other short term receivables

As at 30 September and 31 December, the Company’s short-term other receivables comprised the following:

	30 September 2022	31 December 2021
Due from related parties (Note 7)	59,694,008	34,676,276
Due from third parties	1,389,618	343,054

	61,083,626	35,019,330

As at 30 September and 31 December, other receivables from third parties consist of the following items;

	30 September 2022	31 December 2021
Deposits and guarantees given	1,352,749	324,974
Advances given to personnel	36,869	18,080

	1,389,618	343,054

Other short term payables

As at 30 September and 31 December, the Company’s short-term other payables comprised the following:

	30 September 2022	31 December 2021
Due to third parties	8,621,543	1,054,631

	8,621,543	1,054,631

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

9	Other receivables and payables (continued)

Other short term payables (continued)

As at 30 September, other payables to third parties consist of the following item;

	30 September 2022	31 December 2021
Taxes and funds payables	803,288	738,312
Deposits and guarantees received (*)	7,818,255	316,319

	8,621,543	1,054,631

(*)	The amount includes deposits and guarantees obtained from new customers.

10	Prepayments

The short term prepayments comprised the following:

	30 September 2021	31 December 2021
Prepayments (*)	895,006	3,262,875
Business advances	75,842	16,075

	970,848	3,278,950

(*)	The related balance consists of the insurance policies of the aircrafts and sub-charter lease invoices issued by Solin Air.

The long term prepayments expenses comprised the following:

	30 September 2021	31 December 2021
Prepayments (*)	25,991,699	16,353,277
Advances given for fixed asset purchases	—	2,500,000

	25,991,699	18,853,277

(*)	The related balance consists of maintenance reserves paid to Rolls Royce Company.

11	Contract liabilities

The contract liabilities comprised the following:

	30 September	31 December
	2022	2021
Contract liability (*)	—	8,484,920

	—	8,484,920

(*)	The amount comprises aviation service revenues being deferred in the following months provided to third parties in 2022, , and the related amount was collected in the following year.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

12     Property, plant and equipment

As of 30 September 2022, the movement of property, plant and equipment is as follows;

	Buildings	Plant, machinery and equipment	Vehicles	Aircraft (**)	Leased aircraft	Fixtures and Furnitures	Leasehold improvements	Other property, plant and equipment	Construction in progress (*)	Total
Cost
Balance as at 1 January 2022	10,958,351	23,312,920	4,101,690	118,575,785	300,083,344	11,220,679	27,842,025	10,944	—	496,105,738
Additions	—	128,428	236,096	18,373,289	—	464,516	37,857	—	16,030,697	35,270,883
Transfers	—	—	—	16,030,697	—	—	—	—	(16,030,697)	—
Disposals		(20,850)				(1,258)				(22,108)

Balance as at 30 September 2022	10,958,351	23,420,498	4,337,786	152,979,771	300,083,344	11,683,937	27,879,882	10,944	—	531,354,513

Accumulated depreciation and impairment
Balance as at 1 January 2022	1,205,419	21,925,743	3,013,380	75,497,030	162,134,070	9,493,952	11,438,551	10,944	—	284,719,089
Depreciation expense	328,751	222,256	187,994	11,303,107	13,986,457	366,409	580,730	—	—	26,975,704
Disposals	—	(20,850)	—	—	—	(1,258)	—	—	—	(22,108)

Balance as at 30 September 2022	1,534,170	22,127,149	3,201,374	86,800,137	176,120,527	9,859,103	12,019,281	10,944	—	311,672,685

Net book value
As at 31 December 2021	9,752,932	1,387,177	1,088,310	43,078,755	137,949,274	1,726,727	16,403,474	—	—	211,386,649

As at 30 September 2022	9,424,181	1,293,349	1,136,412	66,179,634	123,962,817	1,824,834	15,860,601	—	—	219,681,828

(*)	The amount in stated was related to the conversion of TC-MCN coded A330 aircraft.
(**)	The additions to the aircraft column were the result of purchases of components and engines during the relevant period.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

12     Property, plant and equipment (continued)

As of 30 September 2021, the movement of property, plant and equipment is as follows;

	Buildings	Plant, machinery and equipment	Vehicles	Aircraft	Leased aircraft	Fixtures and Furnitures	Leasehold improvements	Other property, plant and equipment	Construction in progress	Total
Cost
Balance as at 1 January 2021	10,958,351	22,879,851	3,384,352	93,206,364	243,711,275	10,306,423	23,283,560	10,944	9,246,815	416,987,935
Additions	—	189,290	660,799	13,600,137	17,342,327	744,795	4,558,465	—	28,211,431	65,307,244

Balance as at 30 September 2021	10,958,351	23,069,141	4,045,151	106,806,501	261,053,602	11,051,218	27,842,025	10,944	37,458,246	482,295,179

Accumulated depreciation and impairment
Balance as at 1 January 2021	767,085	21,651,488	2,664,541	61,600,991	147,281,085	9,110,347	10,716,175	10,944	—	253,802,656
Depreciation expense	328,751	196,963	285,443	9,666,169	10,306,382	274,719	528,739	—	—	21,587,166

Balance as at 30 September 2021	1,095,836	21,848,451	2,949,984	71,267,160	157,587,467	9,385,066	11,244,914	10,944	—	275,389,822

Net book value
As at 31 December 2020	10,191,266	1,228,363	719,811	31,605,373	96,430,190	1,196,076	12,567,385	—	9,246,815	163,185,279

As at 30 September 2021	9,862,515	1,220,690	1,095,167	35,539,341	103,466,135	1,666,152	16,597,111	—	37,458,246	206,905,357

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Unaudited Condensed Interim Financial Statements

As at and for the Nine Months Ended 30 September 2022

(Amounts expressed in US Dollar (“USD”))

13      Intangible assets

The Company’s intangible assets are as follows:

	Computer Software	Other intangible assets	Total
Cost Value
Balance at 1 January 2022	3,860,037	4,384,406	8,244,443
Additions	4,495,464	—	4,495,464

Balance at 30 September 2022	8,355,501	4,384,406	12,739,907

Accumulated Amortization
Balance at 1 January 2022	1,603,697	3,477,867	5,081,564
Amortization expense	857,594	57,693	915,287

Balance at 30 September 2022	2,461,291	3,535,560	5,996,851

Net book value
As at 31 December 2021	2,256,340	906,539	3,162,879

As at 30 September 2022	5,894,210	848,846	6,743,056

	Computer Software	Other intangible assets	Total
Cost Value
Balance at 1 January 2021	1,665,146	4,322,838	5,987,984
Additions	—	60,730	60,730

Balance at 30 September 2021	1,665,146	4,383,568	6,048,714
Amortization
Balance at 1 January 2021	1,087,645	3,401,349	4,488,994
Amortization expense	308,376	57,220	365,596

Balance at 30 September 2021	1,396,021	3,458,569	4,854,590

Net book value
As at 31 December 2020	577,501	921,489	1,498,990

As at 30 September 2021	269,125	924,999	1,194,124

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Period Ended 30 September 2022

(Notes to the unaudited Financial Statements)

(Amounts expressed in US Dollar (“USD”))

14      Revenue and cost of sales

The Company’s operations and main revenue streams are those described in the last annual financial Statements. For the nine months period ended 30 September 2022 and 30 September 2021, revenue comprised the following:

	30 September	30 September
	2022	2021
Domestic sales
Warehousing income	17,356,156	14,828,713
Handling income	3,171,230	5,631,459
Technique income	58,899	67,358
Foreign sales
Cargo and postal income	229,580,147	165,726,954
Handling income	2,467,098	3,983,601
Technique income	212,192	34,454
Other	727,254	35,153
Price discounts	—	(72,192)

	253,572,976	190,235,500

As above, cost of sales comprised the following:

	30 September	30 September
	2022	2021
Fuel-oil expenses	76,120,203	31,675,627
Landing, overflight and accommodation expenses	29,420,911	24,183,047
Depreciation and amortization expenses	26,849,619	21,113,755
Personnel expenses	21,425,982	19,768,561
Maintenance and repair expenses	10,757,101	11,503,164
Ground services and flight operations	5,792,575	3,975,327
Travel and accommodation expenses	5,350,652	3,160,505
Commission expenses	4,370,768	6,233,547
Shipping expenses	3,424,104	3,061,243
Insurance expenses	3,020,292	2,976,659
Sub-charter expenses (*)	2,124,616	2,439,462
Expenses relating to short-term leases	391,608	373,171
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	38,261	247,494
Other expenses	7,773,520	6,260,130

	196,860,212	136,971,692

(*)	The amount consists of sub-charter expenses incurred from Solin Air.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Period Ended 30 September 2022

(Notes to the unaudited Financial Statements)

(Amounts expressed in US Dollar (“USD”))

15    Other operating income and expenses

For the period ended 30 September 2022, 30 September 2021, other operating income and expenses comprised the following:

	30 September 2022	30 September 2021
Foreign exchange gains arising from operations	9,323,890	6,346,328
Insurance income and overdue interest (net)	7,792	1,439,052
Other income	209,475	609,121

	9,541,157	8,394,501

	30 September 2022	30 September 2021
Foreign exchange (losses) arising from operations	(9,220,056)	(6,055,727)
Other (expenses)	(399,258)	(542,720)

	(9,619,314)	(6,598,447)

16    Finance income and expenses

For the nine months period ended 30 September 2022 and 30 September 2021 finance income and expenses comprised the following:

	30 September 2022	30 September 2021
Foreign exchange gain	14,721,186	10,305,414
Interest income from related parties (Note 7)	2,937,314	3,380,656
Other interest income	204,485	128,363

	17,862,985	13,814,433

Foreign exchange loss	(9,980,067)	(9,896,444)
Leasing obligations interest expenses	(2,038,544)	(2,009,939)
Interest expense on bank credits	(1,076,021)	(1,223,670)
Other interest expense	(271,449)	(261,032)

	(13,366,081)	(13,391,085)

17    Income Taxes

The Corporate Tax rate will be applied as 23% for corporate earnings for the 2022 taxation period and 25% for corporate earnings for the 2021 taxation period. This change in tax legislation will be valid for the taxation of corporate earnings for the periods starting from January 1, 2022, starting with the declarations that must be submitted as of October 1, 2022.

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Period Ended 30 September 2022

(Notes to the unaudited Financial Statements)

(Amounts expressed in US Dollar (“USD”))

17    Income Taxes (continued)

As at 30 September 2022 and 31 December 2021, total current tax liabilities comprised the following:

	30 September 2022	31 December 2021
Income tax payable	6,456,339	5,740,203
Prepaid taxes and funds	(4,104,163)	(2,847,567)

Current tax liabilities	2,352,176	2,892,636

Taxation on income/(expense)

For the nine months period 30 September 2022 and 30 September 2021, deferred tax income/ (expense) comprised the following:

	30 September 2022	31 December 2021
Taxation (expense)
Current year corporate tax expense	(7,145,361)	(10,039,179)
Deferred tax (expense)
Deferred tax (expense) on temporary differences	1,371,904	2,785,614
Recognized in profit or loss	(5,773,457)	(7,253,565)

Current tax expense	(5,773,457)	(7,253,565)

As at 30 September 2022, 30 September 2021, the movements of the deferred tax income/expense are as follows:

	1 January 2022	Recognized in profit/(loss)	Recognized in Other comprehensive income	30 September 2022
Inventories	(853,441)	436,944	—	(416,497)
Tangible and intangible assets	(26,451,526)	2,521,721	—	(23,929,805)
Prepayments	(3,770,655)	(1,427,684)	—	(5,198,339)
Leasing liabilities	1,853,259	(305,517)	—	1,547,742
Provisions	795,841	(71,612)	202,705	926,934
Other adjustments	(210,951)	218,052	—	7,101

Total	(28,637,473)	1,371,904	202,705	(27,062,864)

	1 January 2021	Recognized in profit/(loss)	Recoginized in other comprehensive income	30 September 2021
Inventories	(163,596)	(205,347)		(368,943)
Tangible and intangible assets	(25,089,587)	3,567,363		(21,522,224)
Prepayments	(2,681,737)	(713,395)		(3,395,132)
Leasing liabilities	2,226,568	(201,966)		2,024,602
provisions	855,271	220,555	19,974	1,095,799
Other adjustments	(349,707)	118,405		(231,302)

	(25,202,788)	2,785,614	19,974	(22,397,200)

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Period Ended 30 September 2022

(Notes to the unaudited Financial Statements)

(Amounts expressed in US Dollar (“USD”))

17    Income Taxes (continued)

Reconciliation of effective tax rate

The total taxation charge is different than the amount computed by applying the statutory tax rate to income before tax as shown in the following reconciliation for the nine months ended 30 September 2022 and 30 September 2021. Related reconciliation details are as follows:

	%	30 September 2022%		30 September 2021
Income for the period		46,767,945		40,685,075
Total income tax expense		(5,773,457)		(7,253,565)

Profit before income tax expense		52,541,402		47,938,640
Tax using the Company’s domestic tax rate 23% (2021:25%)	23.00	(12,084,522)	25.0	(11,984,660)
Disallowable expenses	0.51	(268,901)	0.64	(304,751)
Impact of revaluation of the fixed assets		8,643,321	(12.1)	5,813,715
Effect of change in the corporate tax rate	(7.6)	4,004,592	(11.8)	5,679,890
Permanent differences not subject to deferred tax	1.23	646,531	(4.94)	2,367,397
Effect of equity-accounted investment’s gains	0.19	101,472	(0.23)	110,295
Currency translation differences	(13.0)	(6,815,950)	18.64	(8,935,451)

Current tax expense	11	(5,773,457)	15	(7,253,565)

18	Earnings per share

As at 30 September 2022 and 2021, earnings calculation of per common of main company’s stakeholders are as follow:

	30 September 2022	30 September 2021
Profit for the period	46,767,945	40,685,075
Average number of shares available during the period	39,500,000	39,500,000
Earnings per share	1.18	1.03

19	Commitments

Letters of guarantee, pledges and mortgages given

The letters of guarantee, pledges and mortgages (“GPM”) given by the Group are consisted of guarantees given to airports, terminals operators, fuel companies and banks.

Letter of guarantee amounting to EUR 10,500,000 has been given for loan security

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Period Ended 30 September 2022

(Notes to the unaudited Financial Statements)

(Amounts expressed in US Dollar (“USD”))

19	Commitments (continued)

The details of letters of guarantee, pledges and mortgages given are as follows:

	30 September 2022
	USD amount	USD	EUR	TL	GBP

A. Total amount of GPM given entities within The Company on behalf of own legal Letters of guarantee	15,599,922	12,993,162	11,040,873	13,981,808	11,000

Total GPM	15,599,922	12,993,162	11,040,873	13,981,808	11,000

	31 December 2021
	USD amount	USD	EUR	TL	GBP
A. Total amount of GPM given entities within The Company on behalf of own legal Letters of guarantee	21,346,304	3,667,893	14,630,873	14,706,313	11,000

Total GPM	21,346,304	3,667,893	14,630,873	14,706,313	11,000

Letters of guarantee, pledges and mortgages taken

The details of letters of guarantee, pledges and mortgages taken are as follows:

	30 September 2021	31 December 2021
Letters of guarantee	2,687,520	1,561,206

Total	2,687,520	1,561,206

20	Subsequent events

After the reporting period, the Company signed two agreements with its major shareholder, Mapa İnşaat. The first agreement, which signed on 30 November 2022, concerns the transfer of the right of use for MNG’s headquarter building from Mapa İnşaat. Under this agreement, Mapa İnşaat transferred its right of use for the building for 187 million Turkish lira (approximately $10 million USD) plus VAT, which the Company leases it before. The purpose of the second agreement, signed on 6 December 2022, was a loan agreement which specifies the terms and conditions of the borrowings of the Company’s receivables from Mapa İnşaat. The contract has a two-year term and a 16% interest rate. The total maximum loan amount under this agreement is TRY 981,219,600 ($52,713,215 USD as of the agreement date). As of 30 September 2022, the related balance was recognized as short term other receivables on the balance sheet. The aforementioned outstanding receivable was secured through the related party loan agreement and recognized as long term receivable in the subsequent period.

In accordance with the decision of the board of directors made on 6 December 2022, the Company has announced that it has entered into a definitive agreement to become publicly traded in the United States through a business combination with Golden Falcon Acquisition Corp., a Special Purpose Acquisition

MNG Havayolları ve Taşımacılık Anonim Şirketi

Notes to the Financial Statements

As at and for the Period Ended 30 September 2022

(Notes to the unaudited Financial Statements)

(Amounts expressed in US Dollar (“USD”))

20	Subsequent events (continued)

Company (SPAC). The following companies have been established according to the business combination agreement; Merlin HoldCo LLC, Merlin IntermediateCo LLC, Merlin FinCo LLC, Merlin Merger Sub Inc.

Due to the negative effects on all country caused by the earthquakes in Kahramanmaraş on 6 February 2023, the Government decided to declare a state of emergency for three months in the provinces of Adana, Adıyaman, Diyarbakır, Gaziantep, Hatay, Kahramanmaraş, Kilis, Malatya, Osmaniye and Şanlıurfa. The decision has been published by the Official Gazette No: 32098 dated 8 February 2023. Since the economic effects of the earthquake are uncertain as of the reporting date, the effects on the financial statements of the Company cannot be reasonably estimated. The impact of disaster is being closely monitored and continuing to determine the situation.

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Golden Falcon Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Golden Falcon Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2021, and the period from August 24, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from August 24, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

March 31, 2022

GOLDEN FALCON ACQUISITION CORP.

BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current Assets:
Cash	$11,880	$990,870
Prepaid expenses	194,875	543,350

Total Current Assets	206,755	1,534,220
Cash and marketable securities held in Trust Account	345,170,839	345,009,370

TOTAL ASSETS	$345,377,594	$346,543,590

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$258,427	$71,510
Non-current Liabilities:
Convertible promissory note – related party, at fair value	259,600	—
Deferred underwriting fee payable	12,075,000	12,075,000
Warrant liabilities	16,458,810	37,394,500

Total Liabilities	29,051,837	49,541,010

Commitments and Contingencies
Class A common stock subject to possible redemption; 34,500,000 shares at redemption value at December 31, 2021 and 2020	345,000,000	345,000,000
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; no shares issued and outstanding (excluding 34,500,000 shares subject to possible redemption) at December 31, 2021 and 2020	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding at December 31, 2021 and 2020	863	863
Accumulated deficit	(28,675,106)	(47,998,283)

Total Stockholders’ Deficit	(28,674,243)	(47,997,420)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$345,377,594	$346,543,590

The accompanying notes are an integral part of the financial statements.

GOLDEN FALCON ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	For the Period from August 24, 2020 (inception) through December 31, 2020
Formation and operational costs	$1,834,493	$81,585

Loss from operations	(1,834,493)	(81,585)

Other income (loss):
Interest income - bank	—	1
Interest earned on marketable securities held in Trust Account	155,704	5,916
Unrealized gain on marketable securities held in Trust Account	5,765	3,454
Change in fair value of convertible promissory note – related party	60,511	—
Fair value of warrant liability in excess of proceeds received in Private Placement	—	(890,000)
Transaction costs incurred in connection with IPO	—	(1,069,399)
Change in fair value of warrant liabilities	20,935,690	(8,629,500)

Net income (loss)	$19,323,177	$(10,661,113)

Basic and diluted weighted average shares outstanding, Class A common stock	34,500,000	2,609,244

Basic and diluted net income (loss) per share, Class A common stock	$0.45	$(1.05)

Basic and diluted weighted average shares outstanding, Class B common stock	8,625,000	7,585,084

Basic and diluted net income (loss) per share, Class B common stock	$0.45	$(1.05)

The accompanying notes are an integral part of the financial statements.

GOLDEN FALCON ACQUISITION CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2021 AND FOR THE PERIOD FROM AUGUST 24, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – August 24, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	8,625,000	863	24,137	—	25,000
Re-Measurement for Class A common stock to redemption amount	—	—	—	—	(24,137)	(37,337,170)	(37,361,307)
Net loss	—	—	—	—	—	(10,661,113)	(10,661,113)

Balance – December 31, 2020	—	$—	8,625,000	$863	$—	$(47,998,283)	$(47,997,420)
Net income	—	—	—	—	—	19,323,177	19,323,177

Balance – December 31, 2021	—	$—	8,625,000	$863	$—	$(28,675,106)	$(28,674,243)

The accompanying notes are an integral part of the financial statements.

GOLDEN FALCON ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	For The Period from August 24, 2020 (Inception) Through December 31, 2020

Cash Flows from Operating Activities:
Net income (loss)	$19,323,177	$(10,661,113)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of warrant liabilities	(20,935,690)	8,629,500
Transaction costs incurred in connection with IPO	—	1,069,399
Fair value of warrant liabilities in excess of proceeds received in Private Placement	—	890,000
Change in fair value of convertible promissory note	(60,511)	—
Interest earned on marketable securities held in Trust Account	(155,704)	(5,916)
Unrealized gain on marketable securities held in Trust Account	(5,765)	(3,454)
Changes in operating assets and liabilities:
Prepaid expenses	348,475	(543,350)
Accounts payable and accrued expenses	186,917	71,510

Net cash used in operating activities	(1,299,101)	(553,424)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	—	(345,000,000)

Net cash used in investing activities	—	(345,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	338,100,000
Proceeds from sale of Private Placement Warrants	—	8,900,000
Proceeds from promissory note—related party	—	177,225
Repayment of promissory note – related party	—	(177,225)
Proceeds from convertible promissory note—related party	320,111	—
Payment of offering costs	—	(480,706)

Net cash provided by financing activities	320,111	346,544,294

Net Change in Cash	(978,990)	990,870
Cash – Beginning of period	990,870	—

Cash – End of period	$11,880	$990,870

Non-Cash Investing and Financing activities:
Re-Measurement of Class A common stock to redemption amount	—	37,361,307

Deferred underwriting fee payable	—	12,075,000

The accompanying notes are an integral part of the financial statements.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Golden Falcon Acquisition Corp. (the “Company”) was incorporated in Delaware on August 24, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity through December 31, 2021 relates to the Company’s formation, the proposed initial public offering (“Initial Public Offering”), and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination, which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the marketable securities held in the Trust Account (as defined below), along with non-operating income or expense related to the change in fair value of the warrant liabilities and the convertible promissory note. Golden Falcon Sponsor Group, LLC (the “Sponsor”) may provide additional funds to the Company for working capital purposes for identifying and performing due diligence on potential targets for a Business Combination. Based on the foregoing, on September 13, 2021, the Company issued a convertible promissory note for working capital purposes in the amount of $1,000,000 with a warrant conversion option (see Note 5).

The registration statements for the Company’s Initial Public Offering were declared effective on December 17, 2020. On December 22, 2020, the Company consummated the Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option of 4,500,000 Units, at $10.00 per Unit, generating gross proceeds of $345,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,900,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Golden Falcon Sponsor Group, LLC (the “Sponsor”), generating gross proceeds of $8,900,000, which is described in Note 4.

Transaction costs amounted to $19,455,706, consisting of $6,900,000 of underwriting fees, net of reimbursement, $12,075,000 of deferred underwriting fees and $480,706 of other offering costs.

Following the closing of the Initial Public Offering on December 22, 2020, an amount of $345,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete a Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the value of the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor and the other holders of Founder Shares prior to the Initial Public Offering (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against the proposed Business Combination.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

The initial stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until December 22, 2022 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. There have been no amounts withdrawn from the interest earned on the Trust Account to pay the Company’s franchise tax.

Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the World. As of the date the financial statements were issued, there was considerable uncertainty around the expected duration of this pandemic. The Company has concluded that while it is reasonably possible that COVID-19 could have a negative effect on identifying a target company for a Business Combination, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity and Capital Resources; Going Concern

As of December 31, 2021, the Company had $11,880 in its operating bank accounts, $345,170,839 in marketable securities held in the Trust Account to be used for a Business Combination, or to repurchase or redeem its stock in connection therewith, and working capital of $91,547, which excludes franchise taxes payable of $143,219 and $56,830 of franchise taxes paid and not yet reimbursed from the Trust Account. As of December 31, 2021, approximately $170,839 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

The Company may raise additional capital through loans or additional investments from the Sponsor or an affiliate of the Sponsor or certain of its directors and officers . The Sponsor may, but is not obligated to (except as described below), lend the Company funds, from time to time in whatever amounts it deems reasonable in its sole discretion, to meet the Company’s working capital needs. On September 13, 2021, the Sponsor agreed to lend the Company an aggregate of up to $1,000,000 for working capital purposes pursuant to a convertible promissory note. The Company had drawn an aggregate of $320,111 under the convertible promissory note as of December 31, 2021, leaving $679,889 available to the Company. The Company subsequently drew down an additional $150,000 on the convertible promissory note on January 31, 2022 bringing the total balance withdrawn on the convertible promissory note to $470,111, leaving $529,889 available to the Company. There can be no assurance that the Company will be able to obtain additional financing, however. Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because the Company becomes obligated to redeem a significant number of its public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of its Business Combination.

If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with the Company’s assessment of going concern considerations in accordance with ASC Topic 205-40 Presentation of Financial Statements – Going Concern, pursuant to its Amended and Restated Certificate of Incorporation, the Company has until December 22, 2022 to consummate a Business Combination.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

If a Business Combination is not consummated by this date, or its stockholders have not approved an extension, there will be a mandatory liquidation and subsequent dissolution of the Company. Although the Company intends to consummate a Business Combination on or before December 22, 2022, and may seek an extension, it is uncertain that the Company will be able to consummate a Business Combination, or obtain an extension, by this time. This, as well as its liquidity condition, raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 22, 2022.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the private placement warrant liabilities as well as the fair value of the convertible promissory note. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

Marketable Securities Held in Trust Account

At December 31, 2021 and 2020, substantially all of the assets held in the Trust Account were held in U.S. Treasury securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Convertible Promissory Note – Related Party

The Company accounts for its convertible promissory note under ASC 815, Derivatives and Hedging (“ASC 815”). Under 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for its convertible promissory note. Using fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash change in the fair value of the convertible promissory note in the statements of operations. The fair value of the option to convert into private warrants was valued utilizing the closed-form model.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The measurement of the Public Warrants after the detachment of the Public Warrants from the Units is classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market. The fair value of was initially estimated principally using a binomial lattice simulation approach (see Note 10).

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480. Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, all Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital, to the extent available and accumulated deficit.

At December 31, 2021 and 2020, the Class A common stock reflected in the balance sheets is reconciled in the following table:

Gross proceeds from Initial Public Offering	$345,000,000
Less:
Proceeds allocated to Public Warrants	(18,975,000)
Class A common stock issuance costs	(18,386,307)
Plus:
Re-measurement of carrying value to redemption amount	37,361,307

Class A common stock subject to possible redemption	$345,000,000

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating income (loss) per common share. Re-measurement associated with the redeemable shares of Class A common stock is excluded from income (loss) per common share as the redemption value approximates fair value.

The calculation of diluted income (loss) per common share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events, and (iii) any warrants that could be acquired through conversion of convertible debt. As of December 31, 2021, there are currently 34,500,000 shares of Class A common stock in the aggregate which does not include the warrants that could be issued as a result of the conversion option in the convertible promissory note. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common share is the same as basic net income (loss) per common share for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Year Ended December 31, 2021		For the Period from August 24, 2020 (Inception) Through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per common share
Numerator:
Allocation of net income (loss), as adjusted	$15,458,542	$3,864,635	$(2,728,718)	$(7,932,395)
Denominator:
Basic and diluted weighted average shares outstanding	34,500,000	8,625,000	2,609,244	7,585,084

Basic and diluted net income (loss) per common share	$0.45	$0.45	$(1.05)	$(1.05)

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature, except for warrant liabilities and convertible promissory note (see Note 10).

Fair Value Measurements

The Company follows the guidance in ASC Topic 820 for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period, and non-financial assets and liabilities that are remeasured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06— “Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”)”, to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 34,500,000 Units which includes a full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,900,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,900,000 in a private placement. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants. The amount by which the initial fair value of the Private Placement Warrants exceeded the aggregate purchase price has been included in the accompanying statement of operations for the period from August 24, 2020 (inception) through December 31, 2020.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On September 2, 2020, the Company issued an aggregate of 7,187,500 shares of Class B common stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000 in cash. In December 2020, the Company effected a 1,437,500 stock dividend, resulting in an aggregate of 8,625,000 Founder Shares outstanding. The Founder Shares included an aggregate of up to 1,125,000 shares of Class B common stock that were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The initial stockholders have agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, sold or released from escrow until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on December 22, 2020, pursuant to which the Company will pay an affiliate of the Sponsor a total of up to $10,000 per month, for up to 24 months, for certain administrative, research, transaction and other support services. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2021 and for the period from August 24, 2020 (inception) through December 31, 2020, the Company incurred $120,000 and $0 in fees for these services, respectively. In addition, for the three and twelve months ended December 31, 2021, the Company reimbursed such affiliate of the Sponsor for certain costs incurred on the Company’s behalf in the amounts of $9,313 and $108,476, respectively which are included in general and administrative expenses in the accompanying condensed statement of operations.

Due from Sponsor

At the closing of the Initial Public Offering on December 22, 2020, a portion of the proceeds from the sale of the Private Placement Warrants in the amount of $1,000,000 was due to the Company to be held outside of the Trust Account for working capital purposes. Such amount was paid by the Sponsor to the Company on December 23, 2020.

Promissory Note — Related Party

On September 2, 2020, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $200,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 or (i) the consummation of the Initial Public Offering. The outstanding balance under the Promissory Note of $177,225 was repaid after the closing of the Initial Public Offering prior to December 31, 2020. As of December 31, 2021 and 2020, there was no outstanding balance under the Promissory Note. Borrowings under the Promissory Note are no longer available.

Convertible Promissory Note – Related Party

On September 13, 2021, the Sponsor agreed to loan the Company an aggregate of up to $1,000,000 pursuant to the convertible promissory note. The convertible promissory note is non-interest bearing and payable upon consummation of the Company’s initial Business Combination. At the Company’s discretion, the convertible

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

promissory note may be converted into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. At December 31, 2021, there was $320,111 of outstanding borrowings under the convertible promissory note. The convertible promissory note was valued using the fair value method. The fair value of the note as of December 31, 2021, was $259,600, which resulted in a change in fair value of the convertible promissory note of $60,511 recorded in the statement of operations for the year ended December 31, 2021 (see Note 10).

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the initial stockholders or an affiliate of the initial stockholders or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2020 no amount was outstanding under the Working Capital Loans.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights Agreement

Pursuant to a registration rights agreement entered into on December 17, 2020, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants issued upon conversion of the Working Capital Loans) will have registration rights to require the Company to register the sale of any of its securities held by them pursuant to a registration rights agreement. The holders of the majority of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have certain “piggy-back” registration rights to include the securities in other registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $12,075,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Right of First Refusal

The Company has agreed that until the earlier of (i) September 15, 2023 and (ii) the consummation of a Business Combination, UBS Securities LLC shall have a right of first refusal to act as exclusive capital markets advisor, placement agent, or book-running lead manager, as the case may be, in connection with any private placement or public offering of equity, equity-linked or debt (including, without limitation, asset-backed) securities.

Allocation of Securities to Affiliates of Underwriters

Two members of the Sponsor are affiliated with one of the underwriters participating in the Initial Public Offering and will be allocated an aggregate of 80,000 Founder Shares and 40,000 Private Placement Warrants as a result of their membership in the Sponsor. The securities allocated to these members have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the Initial Public Offering pursuant to Rule 5110(e)(1) of the FINRA Manual. Pursuant to FINRA Rule 5110(e)(1), these securities will not be sold during the Initial Public Offering or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Initial Public Offering or commencement of sales of the Initial Public Offering, except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners, provided that all securities so transferred remain subject to the lockup restriction above for the remainder of the time period.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 34,500,000 shares of Class A common stock issued and outstanding, all of which are subject to possible redemption, and are presented as temporary equity.

Class B Common Stock—The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 8,625,000 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like). In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

(unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including pursuant to a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued or issuable to any seller in a Business Combination). However, in no event will the conversion rate be less than one-for-one.

NOTE 8. WARRANT LIABILITIES

As of December 31, 2021, there were 17,250,000 Public Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable, and the Company will not be obligated to issue a share of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its reasonable best efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its reasonable best efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In addition, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported last reported sale price of the Class A common stock for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

(net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

As of December 31, 2021, there were 8,900,000 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9. INCOME TAX

The Company’s net deferred tax assets at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
Deferred tax assets
Net operating loss carryforward	$26,028	$17,133
Startup/Organization Expenses	345,450	—
Unrealized gain on marketable securities held in Trust Account	(4,978)	(1,968)

Total deferred tax assets, net	366,500	15,165
Valuation Allowance	(366,500)	(15,165)

Deferred tax assets, net of valuation allowance	$—	$—

The income tax provision (benefit) for the year ended December 31, 2021 and for the period from August 24, 2020 (inception) through December 31, 2020 consists of the following:

	Year Ended December 31, 2021	For the period from August 24, 2020 (inception) through December 31, 2020
Federal
Current	$—	$—
Deferred benefit	(351,335)	(15,165)
State and Local
Current	—	—
Deferred	—	—
Change in valuation allowance	351,335	15,165

Income tax provision	$—	$—

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

As of December 31, 2021 and 2020, the Company had $123,943 and $81,584 of U.S. federal net operating loss carryovers available to offset future taxable income. These net operating loss carryovers do not expire and may offset up to 80% of taxable income in any given year.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2021 and for the period from August 24, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $351,335 and $15,165, respectively.

On March 27, 2020, the CARES Act was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increasing the limitation under Section 163(j) of the U.S. Internal Revenue Code of 1986, as amended (the “IRC”) for 2019 and 2020 to permit additional expensing of interest (ii) enacting a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) making modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhancing the recoverability of alternative minimum tax credits. Given the Company’s full valuation allowance position and capitalization of all costs, the CARES Act did not have an impact on the financial statements.

A reconciliation of the federal statutory income tax rate to the Company’s effective tax rate at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	0.00%	0.00%
Change in fair value of warrant liabilities	(22.75)%	(17.00)%
Change in fair value of Convertible Promissory Note	(0.07)%	0.00%
Transaction costs incurred in connection with IPO	0.00%	(2.10)%
Fair value of warrant liability in excess of proceeds from Private Placement	0.00%	(1.80)%
Change in valuation allowance	1.82%	(0.10)%

Income tax provision	0.00%	0.00%

The Company files income tax returns in the U.S. federal jurisdiction. The Company’s tax returns since inception remain open to examination by the taxing authorities.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 10. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2021	Level	December 31, 2020
Assets:
Marketable securities held in Trust Account	1	$345,170,839	1	$345,009,370
Liabilities:
Warrant liabilities—Public Warrants	1	10,857,150	3	$24,667,500
Warrant liabilities—Private Placement Warrants	2	5,601,660	3	$12,727,000
Convertible promissory note – related party	3	259,600		—

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

The Warrants were initially valued using a binomial lattice simulation model, which is considered to be a Level 3 fair value measurement. The binomial lattice simulation model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. For periods subsequent to the detachment of the warrants from the Units, which occurred on February 8, 2021, the close price of the Public Warrants on the New York Stock Exchange was used as the primary input to the fair value of the Public Warrants as of each relevant date. The measurement of the Public Warrants after the detachment of the Public Warrants from the Units is classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

The key inputs into the binomial lattice simulation model for the Private Placement Warrants were as follows at the initial measurement date of December 22, 2020 and December 31, 2020:

	December 22, 2020 (Initial Measurement)	December 31, 2020
Risk-free interest rate	0.42%	0.41%
Term (years)	5	5
Trading days per year	252	252
Expected volatility	19.9%	22.9%
Exercise price	$11.50	$11.50
Stock Price	$9.53	$9.68

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

The following table presents the changes in the fair value of Level 3 warrant liabilities:

	Private Placement	Public Warrants	Warrant Liabilities
Fair value as of January 1, 2021	$12,727,000	$24,667,500	$37,394,500
Change in fair value	(6,408,000)	—	(6,408,000)
Transfer to Level 1 (transferred February 8, 2021)	—	(24,667,500)	(24,667,500)

Fair value as of March 31, 2021	6,319,000	—	6,319,000
Change in fair value	1,958,000	—	1,958,000

Fair value as of June 30, 2021	8,277,000	—	8,277,000
Change in fair value	(2,759,000)	—	(2,759,000)
Transfer to Level 2 (transferred June 30, 2021)	(5,518,000)	—	(5,518,000)

Fair value as of December 31, 2021	$—	$—	$—

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs.

The estimated fair value of the convertible promissory note was based on the following significant inputs:

December 31, 2021
Risk-free interest rate	1.30%
Time to Expiration (in years)	$5.48
Expected volatility	13.0%
Exercise price	$11.50
Dividend yield	0.00%
Stock Price	$9.78
Probability of transaction	75.00%

The following table presents the initial valuation of the convertible promissory note as of September 13, 2021:

September 13, 2021
Risk-free interest rate	$1.03%
Time to Expiration (in years)	$5.78
Expected volatility	13.7%
Exercise price	$11.50
Dividend yield	0.00%
Stock Price	$9.71
Probability of transaction	75.00%

GOLDEN FALCON ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

The following table presents the changes in the fair value of the Level 3 convertible promissory note:

Fair value as of January 1, 2021	$—
Proceeds received through convertible promissory note	320,111
Change in fair value	(60,511)

Fair value as of December 31, 2021	$259,600

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during year ended December 31, 2021 for the convertible promissory note.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. The Company notes that an additional drawdown on the Convertible Promissory Note was made as of January 31, 2022 for $150,000 bringing the total balance withdrawn on the note to $470,111. Other than this, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

GOLDEN FALCON ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	September 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current Assets:
Cash	$52,037	$11,880
Prepaid expenses	68,500	194,875

Total Current Assets	120,537	206,755
Cash and marketable securities held in Trust Account	346,782,294	345,170,839

TOTAL ASSETS	$346,902,831	$345,377,594

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$1,175,377	$258,427
Income taxes payable	173,213	—

Total Current Liabilities	1,348,590	258,427
Non-current Liabilities:
Convertible promissory note – related party, at fair value	246,200	259,600
Deferred underwriting fee payable	12,075,000	12,075,000
Warrant liabilities	1,569,000	16,458,810

Total Liabilities	15,238,790	29,051,837

Commitments and Contingencies

Class A common stock subject to possible redemption; 34,500,000 shares at redemption value at September 30, 2022 and December 31, 2021	346,660,864	345,000,000
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; no shares issued and outstanding (excluding 34,500,000 shares subject to possible redemption) at September 30, 2022 and December 31, 2021	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding at September 30, 2022 and December 31, 2021	863	863
Accumulated deficit	(14,997,686)	(28,675,106)

Total Stockholders’ Deficit	(14,996,823)	(28,674,243)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$346,902,831	$345,377,594

The accompanying notes are an integral part of the unaudited condensed financial statements.

GOLDEN FALCON ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Formation and operational costs	$829,255	$367,297	$1,711,001	$1,587,945

Loss from operations	(829,255)	(367,297)	(1,711,001)	(1,587,945)
Other income (loss):
Interest earned on marketable securities held in Trust Account	1,555,959	39,274	2,310,067	117,044
Unrealized (loss) gain on marketable securities held in Trust Account	110,504	9,879	(39,779)	6,914
Change in fair value of convertible promissory note	27,500	17,900	174,022	17,900
Change in fair value of warrant liabilities	784,500	8,106,500	14,889,810	21,181,500

Other income, net	2,478,463	8,173,553	17,334,120	21,323,358
Income before provision for income taxes	1,649,208	7,806,256	15,623,119	19,735,413
Provision for income taxes	(393,092)	—	(424,213)	—

Net income	$1,256,116	$7,806,256	$15,198,906	$19,735,413

Basic and diluted weighted average shares outstanding, Class A common stock	34,500,000	34,500,000	34,500,000	34,500,000

Basic and diluted net income per share, Class A common stock	$0.03	$0.18	$0.35	$0.46

Basic and diluted weighted average shares outstanding, Class B common stock	8,625,000	8,625,000	8,625,000	8,625,000

Basic and diluted net income per share, Class B common stock	$0.03	$0.18	$0.35	$0.46

The accompanying notes are an integral part of the unaudited condensed financial statements.

GOLDEN FALCON ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

	Class A Common Stock		Class B Common Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—January 1, 2022	—	$—	8,625,000	$863	$(28,675,106)	$(28,674,243)
Remeasurement for Class A common stock to redemption amount	—	—	—	—	(161,196)	(161,196)
Proceeds received in excess of initial fair value of convertible promissory note	—	—	—	—	139,378	139,378
Net income	—	—	—	—	9,383,232	9,383,232

Balance—March 31, 2022	—	—	8,625,000	863	(19,313,692)	(19,312,829)
Remeasurement for Class A common stock to redemption amount	—	—	—	—	(205,169)	(205,169)
Net income	—	—	—	—	4,559,558	4,559,558

Balance—June 30, 2022	—	—	8,625,000	863	(14,959,303)	(14,958,440)
Remeasurement for Class A common stock to redemption amount	—	—	—	—	(1,294,499)	(1,294,499)
Net income	—	—	—	—	1,256,116	1,256,116

Balance—September 30, 2022	—	$—	8,625,000	$863	$(14,997,686)	$(14,996,823)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—January 1, 2021	—	$—	8,625,000	$863	$—	$(47,998,283)	$(47,997,420)
Net income	—	—	—	—	—	17,929,444	17,929,444

Balance—March 31, 2021	—	—	8,625,000	863	—	(30,068,839)	(30,067,976)
Net loss	—	—	—	—	—	(6,000,287)	(6,000,287)

Balance—June 30, 2021	—	—	8,625,000	863	—	(36,069,126)	(36,068,263)
Net income	—	—	—	—	—	7,806,256	7,806,256

Balance—September 30, 2021	—	$—	8,625,000	$863	$—	$(28,262,870)	$(28,262,007)

The accompanying notes are an integral part of the unaudited condensed financial statements.

GOLDEN FALCON ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30, 2022	For the Nine Months Ended September 30, 2021
Cash Flows from Operating Activities:
Net income	$15,198,906	$19,735,413
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liabilities	(14,889,810)	(21,181,500)
Change in fair value of convertible promissory note	(174,022)	(17,900)
Interest earned on marketable securities held in Trust Account	(2,310,067)	(117,044)
Unrealized loss (gain) on marketable securities held in Trust Account	39,779	(6,914)
Changes in operating assets and liabilities:
Prepaid expenses	126,375	276,912
Accounts payable and accrued expenses	916,950	232,132
Income taxes payable	173,213	—

Net cash used in operating activities	(918,676)	(1,078,901)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for tax obligations	658,833	—

Net cash provided by investing activities	658,833	—

Cash Flows from Financing Activities:
Proceeds from convertible promissory note - related party	300,000	120,000

Net cash provided by financing activities	300,000	120,000

Net Change in Cash	40,157	(958,901)
Cash—Beginning of period	11,880	990,870

Cash—End of period	$52,037	$31,969

Supplemental Cash Flow Information:
Cash paid for income taxes	$251,000	$—

Cash paid for franchise taxes	279,873	56,831

Non-cash Investing and Financing Activities:
Proceeds received from convertible promissory note in excess of initial fair value	$139,378	$—

Remeasurement for Class A common stock to redemption amount	$1,660,864	$—

The accompanying notes are an integral part of the unaudited condensed financial statements.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Golden Falcon Acquisition Corp. (the “Company”) was incorporated in Delaware on August 24, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2022, the Company had not commenced any operations. All activity through September 30, 2022 relates to the Company’s formation, the proposed initial public offering (“Initial Public Offering”), and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the marketable securities held in the Trust Account (as defined below), along with non-operating income or expense related to the change in fair value of the warrant liabilities and the convertible promissory note. Golden Falcon Sponsor Group, LLC (the “Sponsor”) may provide additional funds to the Company for working capital purposes for identifying and performing due diligence on potential targets for a Business Combination. Based on the foregoing, on September 13, 2021, the Company issued a convertible promissory note for working capital purposes in the amount of $1,000,000 with a warrant conversion option (see Note 5).

The registration statements for the Company’s Initial Public Offering were declared effective on December 17, 2020. On December 22, 2020, the Company consummated the Initial Public Offering of 34,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option of 4,500,000 Units, at $10.00 per Unit, generating gross proceeds of $345,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,900,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Golden Falcon Sponsor Group, LLC (the “Sponsor”), generating gross proceeds of $8,900,000, which is described in Note 4.

Transaction costs amounted to $19,455,706, consisting of $6,900,000 of underwriting fees, net of reimbursement, $12,075,000 of deferred underwriting fees and $480,706 of other offering costs.

Following the closing of the Initial Public Offering on December 22, 2020, an amount of $345,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete a Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the value of the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor and the other holders of Founder Shares prior to the Initial Public Offering (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against the proposed Business Combination.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The initial stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or-pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until December 22, 2022 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at aper-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

monies held in the Trust Account. As of September 30, 2022, the Company has withdrawn $658,833 from the interest earned on the Trust Account to pay the Company’s franchise and income taxes.

Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the World. As of the date the condensed unaudited financial statements were issued, there was considerable uncertainty around the expected duration of this pandemic. The Company has concluded that while it is reasonably possible that COVID-19 could have a negative effect on identifying a target company for a Business Combination, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these condensed financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Liquidity and Capital Resources; Going Concern

As of September 30, 2022, the Company had $52,037 in its operating bank account, $346,782,294 in marketable securities held in the Trust Account to be used for a Business Combination, or to repurchase or

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

redeem its stock in connection therewith and a working capital deficit of $1,035,493, which excludes the permitted withdrawal should the Company elect to withdraw from the Trust Account for franchise taxes payable of $19,347 or income taxes payable of $173,213. As of September 30, 2022, $1,782,294 of the amount on deposit in the Trust Account represented interest income, $39,779 of which was recorded as an unrealized loss. Interest income earned on the Trust Account is available to pay the Company’s tax obligations. Through September 30, 2022, $658,833 was withdrawn from the Trust Account to pay the Company’s tax obligations.

The Company may raise additional capital through loans or additional investments from the Sponsor or an affiliate of the Sponsor or certain of its directors and officers. The Sponsor may but is not obligated to (except as described below), lend the Company funds, from time to time in whatever amounts it deems reasonable in its sole discretion, to meet the Company’s working capital needs. On September 13, 2021, the Sponsor agreed to lend the Company an aggregate of up to $1,000,000 for working capital purposes pursuant to a convertible promissory note. The Company had drawn an aggregate of $620,111 under the convertible promissory note as of September 30, 2022, which includes drawdowns of $120,000 on September 13, 2021, $114,311 on October 5, 2021, $70,800 on October 26, 2021, $15,000 on November 29, 2021, $150,000 on January 31, 2022, and $150,000 on March 31, 2022. There can be no assurance that the Company will be able to obtain additional financing prior to completing the Business Combination, however. Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because the Company becomes obligated to redeem a significant number of its public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of its Business Combination.

If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with the Company’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements – Going Concern, pursuant to its Certificate of Incorporation, the Company has until December 22, 2022 to consummate a Business Combination. The Company plans to hold a meeting in December 2022 to approve an amendment to the Company’s Certificate of Incorporation to allow the Company to extend the date (the “Extension”) for an additional six months, from December 22, 2022 to June 22, 2023 or such earlier date as determined by the Company’s board of directors (the “Extended Date”), in order to consummate a Business Combination. If a Business Combination is not consummated by December 22, 2022, or the Company’s stockholders have not approved the Extension, there will be a mandatory liquidation and subsequent dissolution of the Company. Although the Company intends to consummate a Business Combination on or before December 22, 2022, or by the Extended Date if the Extension is approved by the Company’s stockholders, it is uncertain that the Company will be able to consummate a Business Combination by December 22, 2022 or that the Company’s stockholders will approve the Extension. This, as well as its liquidity condition, raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 22, 2022.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the period presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K, for the year ended December 31, 2021, as filed with the SEC on March 31, 2022. The accompanying condensed balance sheet as of December 31, 2021 has been derived from the audited financial statements included in the Form 10-K. The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the period ending December 31, 2022 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these condensed financial statements is the determination of the fair value of the public and private placement warrant liabilities as well as the fair value of the convertible promissory note. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2022 and December 31, 2021.

Marketable Securities Held in Trust Account

At September 30, 2022 and December 31, 2021, substantially all of the assets held in the Trust Account were held in U.S. Treasury securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Interest income is included in interest earned on the marketable securities held in the Trust Account whereas the gains and losses resulting from the change in fair value of the securities held in the Trust Account are included in unrealized gains and losses on marketable securities in the accompanying condensed statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Convertible Promissory Note—Related Party

The Company accounts for its convertible promissory note under ASC 815, Derivatives and Hedging (“ASC 815”). Under ASC815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for its convertible promissory note. Using the fair value option, the convertible promissory notes are required to be recorded at their initial fair value on the date of issuance, each drawdown date, and each balance sheet date thereafter. Differences between the face value of the note and fair value at each drawdown date are recognized as either an expense in the condensed statements of operations (if issued at a premium) or as a capital contribution (if issued at a discount). Changes in the estimated fair value of the notes are recognized as non-cash gains or losses in the condensed statements of operations. Changes in the estimated fair value of the note are recognized as non-cash change in the fair value of the convertible promissory note in the condensed statements of operations. The fair value of the option to convert into private warrants was valued utilizing the closed-form model.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Equity (“ASC 480”) and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The measurement of the Public Warrants after the detachment of the Public Warrants from the Units on February 8, 2021, is classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market. The fair value of the private placement warrants was initially estimated principally using a binomial lattice simulation approach (see Note 9).

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480. Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, all Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital, to the extent available and accumulated deficit. Changes in the carrying value of redeemable Class A common stock due to interest earned on the Trust Account (net of amounts withdrawn to pay taxes and amounts available to pay current tax liabilities) resulted in charges against additional paid-in capital, to the extent available and accumulated deficit.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

At December 31, 2021 and September 30, 2022, the Class A common stock reflected in the condensed balance sheets is reconciled in the following table:

Gross proceeds from Initial Public Offering	$345,000,000
Less:
Proceeds allocated to Public Warrants	(18,975,000)
Class A common stock issuance costs	(18,386,307)
Plus:
Re-measurement of carrying value to redemption amount	37,361,307
Class A common stock subject to possible redemption – December 31, 2021	$345,000,000
Plus:
Re-measurement of carrying value to redemption amount	1,660,864
Class A common stock subject to possible redemption – September 30, 2022	346,660,864

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements carrying amounts and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of September 30, 2022 and December 31, 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it. The effective tax rates were 2.72% and 0.00% for the nine months ended September 30, 2022 and 2021, respectively, and were 23.84% and 0% for the three months ended September 30, 2022 and 2021, respectively. The effective tax rates differ from the statutory tax rate of 21% for the three and nine months ended September 30, 2022 and 2021, respectively, due to changes in fair value of warrant liability, changes in fair value of convertible promissory note, and the valuation allowance on the deferred tax assets.

While ASC 740 identifies usage of the effective annual tax rate for purposes of an interim provision, it does allow for estimating individual elements in the current period if they are significant, unusual, or infrequent. Computing the effective tax rate for the Company is complicated due to the potential impact of the Company’s change in fair value of warrants (or any other change in fair value of a complex financial instrument), the timing of any potential business combination expenses and the actual interest income that will be recognized during the year. The Company has taken a position as to the calculation of income tax expense in the current period based on 740-270-25-3 which states, “If an entity is unable to estimate a part of its ordinary income (or loss) or the related tax (or benefit) but is otherwise able to make a reliable estimate, the tax (or benefit) applicable to the item that cannot be estimated shall be reported in the interim period in which the item is reported.” The Company believes its calculation to be a reliable estimate and allows it to properly take into account the unusual elements that can impact its annualized book income and its impact on the effective tax rate. As such, the Company is computing its taxable income (loss) and associated income tax provision based on actual results through September 30, 2022.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating income (loss) per common share. Re-measurement associated with the redeemable shares of Class A common stock is excluded from income (loss) per common share as the redemption value approximates fair value.

The calculation of diluted income per common share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events, and (iii) any warrants that could be acquired through conversion of convertible debt. As of September 30, 2022 and 2021, there were 34,500,000 shares of Class A common stock in the aggregate which does not include the warrants that could be issued as a result of the conversion option in the convertible promissory note. As of September 30, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common share is the same as basic net income (loss) per common share for the periods presented.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Three Months Ended September 30, 2022		Three Months Ended September 30, 2021		Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income per common share
Numerator:
Allocation of net income	$1,004,893	$251,223	$6,245,005	1,561,251	$12,159,125	$3,039,781	$15,788,330	$3,947,083
Denominator:
Basic and diluted weighted average shares outstanding	34,500,000	8,625,000	34,500,000	8,625,000	34,500,000	8,625,000	34,500,000	8,625,000
Basic and diluted net income per common share	$0.03	$0.03	$0.18	$0.18	$0.35	$0.35	$0.46	$0.46

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced losses on this account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the condensed balance sheets, primarily due to their short-term nature, except for the warrant liabilities and convertible promissory note (see Note 9).

Fair Value Measurements

The Company follows the guidance in ASC Topic 820 for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period, and non-financial assets and liabilities that are remeasured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06— “Contracts in Entity’s Own Equity (Subtopic815-40)(“ASU2020-06”)”, to simplify accounting for certain financial instruments. ASU2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU2020-06amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU2020-06is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU2020-06would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 34,500,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 4,500,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (see Note 8).

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,900,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,900,000 in a private placement. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants. The amount by which the initial fair value of the Private Placement Warrants exceeded the aggregate purchase price was included in the statement of operations for the period from August 24, 2020 (inception) through December 31, 2020.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On September 2, 2020, the Company issued an aggregate of 7,187,500 shares of Class B common stock (the “Founder Shares”) to the Sponsor for an aggregate purchase price of $25,000 in cash. In December 2020, the Company effected a 1,437,500 stock dividend, resulting in an aggregate of 8,625,000 Founder Shares outstanding. The Founder Shares included an aggregate of up to 1,125,000 shares of Class B common stock that were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The initial stockholders have agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, sold or released from escrow until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any30-tradingday period commencing at least 150 days after a Business Combination or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

In September 2020, we issued 7,187,500 founder shares to our Sponsor for an aggregate purchase price of $25,000, or approximately $0.003 per share. In November 2020, our Sponsor transferred to our independent directors an aggregate of 150,000 founder shares at the same price originally paid for such shares. In December 2020, we effected a stock dividend of 1,437,500 shares with respect to our Class B common stock, resulting in our Sponsor and directors holding an aggregate of 8,625,000 founder shares.

Administrative Support Agreement

The Company entered into an agreement, commencing on December 22, 2020, pursuant to which the Company will pay an affiliate of the Sponsor a total of up to $10,000 per month, for up to 24 months, for certain administrative, research, transaction and other support services. Upon completion of the Business Combination

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2022, administrative fees were $30,000 and $90,000, respectively. For the three and nine months ended September 30, 2021, administrative fees were $30,000 and $90,000, respectively. In addition, for the three months and nine months ended September 30, 2022, the Company reimbursed such affiliate of the Sponsor for certain costs incurred on the Company’s behalf in the amount of $6,075. For the three and nine months ended September 30, 2021, the Company reimbursed such affiliate of the Sponsor for certain costs incurred on the Company’s behalf in the amounts of $17,885 and $99,163, respectively. Such amounts are included in formation and operational costs in the accompanying condensed statements of operations.

Convertible Promissory Note—Related Party

On September 13, 2021, the Sponsor agreed to loan the Company an aggregate of up to $1,000,000 pursuant to the convertible promissory note. The convertible promissory note is non-interest bearing and payable upon consummation of the Company’s initial Business Combination. At the Company’s discretion, the convertible promissory note may be converted into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. At September 30, 2022, there was $620,111 of cumulative cash advanced under the convertible promissory note. The convertible promissory note was valued using the fair value method. The advances of $300,000 for the nine months ended September 30, 2022 were initially valued at $160,622 whereas the difference of $139,378 was recorded as a credit to stockholders’ (deficit). The change in the fair value of the note recorded in the condensed statements of operations for the three and nine months ended September 30, 2022, were $27,500 and $174,022, respectively, resulting in a fair value of the convertible note of $246,200. For the three and nine months ended September 30, 2021, the change in fair value of the note recorded in the condensed statements of operations was $17,900, resulting in a fair value of the convertible note of $102,100 (see Note 9).

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the initial stockholders or an affiliate of the initial stockholders or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of September 30, 2022 and December 31, 2021, no amount was outstanding under the Working Capital Loans other than the amounts discussed under the Convertible Promissory note above.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights Agreement

Pursuant to a registration rights agreement entered into on December 17, 2020, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants issued upon conversion of the Working Capital Loans) will have registration rights to require the Company to register the sale of any of its securities held by them pursuant to a registration rights agreement. The holders of the majority of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have certain “piggy-back” registration rights to include the securities in other registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $12,075,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Right of First Refusal

The Company has agreed that until the earlier of (i) September 15, 2023 and (ii) the consummation of a Business Combination, UBS Securities LLC shall have a right of first refusal to act as exclusive capital markets advisor, placement agent, or book-running lead manager, as the case may be, in connection with any private placement or public offering of equity, equity-linked or debt (including, without limitation, asset-backed) securities.

Allocation of Securities to Affiliates of Underwriters

Two members of the Sponsor are affiliated with one of the underwriters participating in the Initial Public Offering and will be allocated an aggregate of 80,000 Founder Shares and 40,000 Private Placement Warrants as a result of their membership in the Sponsor. The securities allocated to these members have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the Initial Public Offering pursuant to Rule 5110(e)(1) of the FINRA Manual. Pursuant to FINRA Rule 5110(e)(1), these securities will not be sold during the Initial Public Offering or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Initial Public Offering or commencement of sales of the Initial Public Offering, except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners, provided that all securities so transferred remain subject to the lockup restriction above for the remainder of the time period.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

Class A Common Stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At September 30, 2022 and December 31, 2021, there were 34,500,000 shares of Class A common stock issued and outstanding, all of which are subject to possible redemption, and are presented as temporary equity.

Class B Common Stock—The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At September 30, 2022 and December 31, 2021, there were 8,625,000 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like). In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including pursuant to a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on anas-convertedbasis,20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued or issuable to any seller in a Business Combination). However, in no event will the conversion rate be less than one-for-one.

NOTE 8. WARRANT LIABILITIES

As of September 30, 2022 and December 31, 2021, there were 17,250,000 Public Warrants outstanding. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable, and the Company will not be obligated to issue a share of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its reasonable best efforts to file, and within 60

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

business days following a Business Combination to have declared effective, a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its reasonable best efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In addition, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported last reported sale price of the Class A common stock for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

As of September 30, 2022 and December 31, 2021, there were 8,900,000 Private Placement Warrants outstanding. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2022	Level	December 31, 2021
Assets:
Marketable securities held in Trust Account	1	$346,782,294	1	$345,170,839
Liabilities:
Warrant liabilities—Public Warrants	1	1,035,000	1	$10,857,150
Warrant liabilities—Private Placement Warrants	2	534,000	2	$5,601,660
Convertible promissory note– related party	3	246,200	3	$259,600

The Warrants are accounted for as liabilities in accordance with ASC815-40and are presented within warrant liabilities in the accompanying condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed statements of operations.

The Warrants were initially valued as of the Initial Public Offering date using a binomial lattice simulation model, which is considered to be a Level 3 fair value measurement. The binomial lattice simulation model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. For periods subsequent to the detachment of the warrants from the Units, which occurred on February 8, 2021, the close price of the Public Warrants on the New York Stock Exchange was used as the primary input to the fair value of the Public Warrants as of each relevant date. The measurement of the Public Warrants after the detachment of the Public Warrants from the Units is classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market. Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs.

The estimated fair value of the convertible promissory note was based on the following significant inputs:

	December 31, 2021	September 30, 2022
Risk-free interest rate	1.30%	4.00%
Time to Expiration (in years)	5.48	5.41
Expected volatility	13.0%	3.7%
Exercise price	$11.50	$11.50
Dividend yield	0.00%	0.00%
Stock Price	$9.78	$9.95
Probability of transaction	75.00%	40.00%

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

The following table presents the changes in the fair value of the Level 3 convertible promissory note:

Fair value as of January 1, 2022	$259,600
Borrowing on January 31, 2022	150,000
Borrowing on March 31, 2022	150,000
Proceeds received in excess of initial fair value of convertible promissory note	(139,378)
Change in fair value	(146,522)
Fair value as of June 30, 2022	273,700
Change in fair value	(27,500)
Fair value as of September 30, 2022	$246,200

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy during the three and nine months ended September 30, 2022 for the convertible promissory note.

The following table presents the changes in the fair value of the Level 3 warrant liabilities:

	Private Placement	Public Warrants	Warrant Liabilities
Fair value as of January 1, 2021	$12,727,000	$24,667,500	$37,394,500
Change in fair value	(6,408,000)	—	(6,408,000)
Transfer to Level 1	—	(24,667,500)	(24,667,500)

Fair value as of March 31, 2021	6,319,000	—	6,319,000
Change in fair value	1,958,000	—	1,958,000

Fair value as of June 30, 2021	8,277,000	—	8,277,000
Change in fair value	(2,759,000)	—	(2,759,000)
Transfer to Level 2	(5,518,000)	—	(5,518,000)

Fair value as of September 30, 2021	$—	$—	$—

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Private Placement Warrants transferred from a Level 3 measurement to a Level 2 fair value measurement during the nine months ended September 30, 2021 was $5,518,000. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 measurement during the nine months ended September 30, 2021 was $24,667,500.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements, except as set forth below:

On November 7, 2022, the Company filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) relating to a special meeting in lieu of annual meeting of stockholders that is anticipated to be held in December 2022 to approve an amendment to the Company’s amended and restated certificate of incorporation (the “Charter Amendment”) which would, if implemented, allow the Company to extend the date by which it has to consummate a Business Combination (the “Extension”) for an additional six months, from December 22, 2022

GOLDEN FALCON ACQUISITION CORP.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

to June 22, 2023, or such earlier date as determined by the Board (such later date, the “Extended Date”, and such proposal, the “Charter Amendment Proposal”). The Company will also seek stockholder approval to amend the Trust Agreement to change the date on which the trustee must commence liquidation of the Trust Account to the Extended Date.

Annex A-1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

MNG HAVAYOLLARI VE TAŞIMACILIK A.Ş.

MERLIN HOLDCO, LLC,

MERLIN INTERMEDIATECO, LLC

MERLIN FINCO, LLC,

MERLIN MERGER SUB, INC.,

and

GOLDEN FALCON ACQUISITION CORP.,

DATED AS OF DECEMBER 6, 2022

A-1-1

Page

Article I The Closing Transactions		A-1-8

Section 1.01	Closing	A-1-8
Section 1.02	Closing Statement	A-1-8
Section 1.03	Closing Deliverables	A-1-9

Article II Transactions		A-1-10

Section 2.01	Pre-Closing Reorganization	A-1-10
Section 2.02	Stock Split	A-1-10
Section 2.03	Effective Time	A-1-10
Section 2.04	The Merger	A-1-10
Section 2.05	Effect of the Merger	A-1-10
Section 2.06	Governing Documents	A-1-10
Section 2.07	Directors and Officers of the Surviving Company	A-1-10
Section 2.08	Effect of the Merger on Securities of GF and Merger Sub	A-1-11
Section 2.09	Establishment of ADR Facility; Distribution of Company ADSs and Company AD Warrants	A-1-12
Section 2.10	Exchange Agent	A-1-13
Section 2.11	Withholding Taxes	A-1-13
Section 2.12	Taking of Necessary Action; Further Action	A-1-14
Section 2.13	Intended Tax Treatment	A-1-14

Article III Representations and Warranties Regarding the Company And Merger Sub		A-1-14

Section 3.01	Organization and Qualification	A-1-15
Section 3.02	Organizational Documents; Company Subsidiaries	A-1-15
Section 3.03	Capitalization	A-1-15
Section 3.04	Authority relative to this Agreement	A-1-16
Section 3.05	No Conflict; Required Filings and Consents	A-1-16
Section 3.06	Permits; Compliance	A-1-16
Section 3.07	Financial Statements; Insolvency	A-1-17
Section 3.08	Absence of Certain Changes or Events	A-1-18
Section 3.09	Litigation	A-1-18
Section 3.10	Benefit Plans	A-1-18
Section 3.11	Labor and Employment Matters	A-1-20
Section 3.12	Real Property; Title to Assets	A-1-21
Section 3.13	Intellectual Property	A-1-21
Section 3.14	Taxes	A-1-22
Section 3.15	Environmental Matters	A-1-24
Section 3.16	Material Contracts	A-1-24
Section 3.17	Insurance	A-1-25
Section 3.18	Absence of Certain Business Practices	A-1-26
Section 3.19	Interested Party Transactions	A-1-26
Section 3.20	Brokers	A-1-26
Section 3.21	Exclusivity of Representations and Warranties	A-1-26
Section 3.22	Information Supplied	A-1-27

Article IV Representations and Warranties of GF		A-1-27

Section 4.01	Organization and Qualification	A-1-27
Section 4.02	Organizational Documents	A-1-28

A-1-2

Page
Section 4.03	Capitalization	A-1-28
Section 4.04	Authority Relative to this Agreement	A-1-28
Section 4.05	No Conflict; Required Filings and Consents	A-1-29
Section 4.06	Compliance	A-1-29
Section 4.07	SEC Filings; Financial Statements; Sarbanes-Oxley	A-1-29
Section 4.08	Business Activities; Absence of Certain Changes or Events	A-1-31
Section 4.09	Absence of Litigation	A-1-31
Section 4.10	Board Approval; Vote Required	A-1-31
Section 4.11	Brokers	A-1-31
Section 4.12	Undisclosed Liabilities	A-1-32
Section 4.13	GF Trust Fund	A-1-32
Section 4.14	Employees; Benefit Plans	A-1-32
Section 4.15	Taxes	A-1-33
Section 4.16	Registration and Listing	A-1-34
Section 4.17	Insurance	A-1-34
Section 4.18	Intellectual Property	A-1-34
Section 4.19	Agreements; Contracts and Commitments	A-1-34
Section 4.20	Title to Property	A-1-35
Section 4.21	Investment Company Act	A-1-35
Section 4.22	Information Supplied	A-1-35

Article V Conduct Prior to the Closing Date		A-1-35

Section 5.01	Conduct of Business by the Company and the Company Subsidiaries	A-1-35
Section 5.02	Conduct of Business by GF	A-1-37
Section 5.03	No Control	A-1-38

Article VI Additional Agreements		A-1-38

Section 6.01	Registration Statement; Shareholder Meetings	A-1-38
Section 6.02	Employee Matters	A-1-40
Section 6.03	Regulatory Approvals	A-1-40
Section 6.04	Other Filings; Press Release	A-1-42
Section 6.05	Confidentiality; Access to Information	A-1-42
Section 6.06	Reasonable Best Efforts	A-1-44
Section 6.07	No Claim against Trust Account	A-1-44
Section 6.08	Company and GF Securities Listings	A-1-44
Section 6.09	No Solicitation	A-1-45
Section 6.10	Trust Account	A-1-46
Section 6.11	Directors’ and Officers’ Liability Insurance	A-1-46
Section 6.12	Tax Matters	A-1-47
Section 6.13	Section 16 Matters	A-1-48
Section 6.14	Termination of Certain Agreements	A-1-48
Section 6.15	Organizational Documents	A-1-48
Section 6.16	Warrant Agreement	A-1-48
Section 6.17	Transaction Litigation	A-1-48
Section 6.18	Certain Financial Information	A-1-48
Section 6.19	Post-Closing Board of Director	A-1-49
Section 6.20	Equity Incentive Plan	A-1-49
Section 6.21	Company Financial Statements	A-1-49
Section 6.22	Post-Merger Transactions	A-1-49
Section 6.23	Financing	A-1-49
Section 6.24	Management Agreement	A-1-50

A-1-3

Page
Section 6.25	Public Filings	A-1-50
Section 6.26	Post-Signing Activities	A-1-51
Section 6.27	Articles Amendment	A-1-51

Article VII Conditions to the Transaction		A-1-51

Section 7.01	Conditions to Obligations of Each Party’s Obligations	A-1-51
Section 7.02	Additional Conditions to Obligations of the Company and Merger Sub	A-1-52
Section 7.03	Additional Conditions to the Obligations of GF	A-1-52

Article VIII Termination		A-1-53

Section 8.01	Termination	A-1-53
Section 8.02	Notice of Termination; Effect of Termination	A-1-54

Article IX No Survival		A-1-55

Section 9.01	No Survival	A-1-55

Article X General Provisions		A-1-55

Section 10.01	Notices	A-1-55
Section 10.02	Interpretation	A-1-56
Section 10.03	Counterparts; Electronic Delivery	A-1-56
Section 10.04	Entire Agreement; Third Party Beneficiaries	A-1-56
Section 10.05	Severability	A-1-56
Section 10.06	Other Remedies; Specific Performance	A-1-57
Section 10.07	Governing Law	A-1-57
Section 10.08	Consent to Jurisdiction; Waiver of Jury Trial	A-1-57
Section 10.09	Rules of Construction	A-1-58
Section 10.10	Expenses	A-1-58
Section 10.11	Assignment	A-1-58
Section 10.12	Amendment	A-1-59
Section 10.13	Extension; Waiver	A-1-59
Section 10.14	No Recourse	A-1-59
Section 10.15	Legal Representation	A-1-59
Section 10.16	Disclosure Letters and Exhibits	A-1-60

Exhibits

EXHIBIT A Form of Articles Amendment

EXHIBIT B Certificate of Merger

A-1-4

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT is made and entered into as of December 6, 2022, by and among MNG Havayolları ve Taşımacılık A.Ş., a joint stock corporation organized under the laws of Turkey (the “Company”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of the Company (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of HoldCo (“FinCo”), Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of IntermediateCo (“Merger Sub”), and Golden Falcon Acquisition Corp., a Delaware corporation (“GF”). Each of the Company, HoldCo, IntermediateCo, FinCo, GF, and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties.” The term “Agreement” as used herein refers to this Business Combination Agreement, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, GF is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, HoldCo is a newly formed, direct, wholly-owned Subsidiary of the Company, and was formed for the purpose of consummating the Transactions;

WHEREAS, IntermediateCo is a newly formed, direct, wholly-owned Subsidiary of HoldCo, and was formed for the purpose of consummating the Transactions;

WHEREAS, FinCo is a newly formed, direct, wholly-owned Subsidiary of HoldCo, and was formed for the purpose of consummating the Transactions;

WHEREAS, Merger Sub is a newly incorporated, direct, wholly-owned Subsidiary of the IntermediateCo, and was incorporated for the purpose of consummating the Transactions;

WHEREAS, prior to the Effective Time, in connection with the Merger, the Company shall effect the Stock Split in accordance with Section 2.02;

WHEREAS, prior to the Effective Time, in connection with the Merger, the Company intends to effect a reorganization, in accordance with the steps and transactions set forth in Section 2.01 of the Company Disclosure Letter (the “Pre-Closing Reorganization”), including, among other things, the purchase by IntermediateCo of a certain number of Company Ordinary Shares from the Company Majority Shareholder immediately prior to the Effective Time, pursuant to a share purchase agreement consistent with the terms set forth in Section 2.01 of the Company Disclosure Letter, which shall allow IntermediateCo to deposit such Company Ordinary Shares with the Depositary Bank immediately prior to the Effective Time in connection with the Transactions contemplated herein;

WHEREAS, immediately following the Pre-Closing Reorganization and the Stock Split and at the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (“DGCL”), Merger Sub shall merge with and into GF (the “Merger”), with GF continuing as the surviving company after the Merger (the “Surviving Company”), as a result of which, GF shall become an indirect, wholly-owned Subsidiary of the Company;

A-1-5

WHEREAS, at the Effective Time, each share of Class B common stock, par value $0.0001 per share, of GF (“GF Class B Common Shares”) shall be automatically converted into one (1) share of Class A common stock, par value $0.0001 per share, of GF (“GF Class A Common Shares”) in accordance with the terms of the GF Certificate of Incorporation (such automatic conversion, the “GF Class B Conversion”) and, after giving effect to such automatic conversion at the Effective Time, as a result of the Merger, each (a) issued and outstanding GF Class A Common Share shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive one Company ADS (and the Company Ordinary Share represented thereby); and (b) each outstanding GF Warrant shall automatically become a Company AD Warrant (and the Company Warrant represented thereby) and all rights with respect to GF Class A Common Shares underlying the GF Warrants shall be automatically converted into rights to purchase Company ADSs (and the Company Ordinary Shares represented thereby) and thereupon assumed by the Company;

WHEREAS, prior to the Closing, the Company shall adopt the Amended and Restated Articles of Association in substantially the form attached hereto as Exhibit A (the “Articles Amendment”) to be effective at the Effective Time;

WHEREAS, immediately after the Merger, GF, HoldCo, IntermediateCo, FinCo, and the Company Shareholders shall effect the transactions set forth in Section 6.22 of the Company Disclosure Letter;

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Stock Split, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved and recommended, among other things, the adoption and approval of, this Agreement providing for the Merger, the Pre-Closing Reorganization, the Stock Split, the Post-Merger Transactions and the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby;

WHEREAS, the Company, in its capacity as the sole member of HoldCo, has: (a) determined that it is in the best interests of HoldCo, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions in accordance with Applicable Legal Requirements, upon the terms and subject to the conditions of this Agreement;

WHEREAS, HoldCo, in its capacity as the sole member of IntermediateCo, has: (a) determined that it is in the best interests of IntermediateCo, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including the Merger, the Pre-Closing Reorganization and the Post-Merger Transactions, in accordance with Applicable Legal Requirements, upon the terms and subject to the conditions of this Agreement;

WHEREAS, HoldCo, in its capacity as the sole member of FinCo, has: (a) determined that it is in the best interests of FinCo, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions, in accordance with Applicable Legal Requirements, upon the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously: (a) determined that it is in the best interests of Merger Sub, and declared it advisable, to enter into this Agreement and the Transaction Agreements

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to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved and recommended the adoption and approval of this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including authorization of the Merger, the Pre-Closing Reorganization and the Post-Merger Transaction, by the shareholder of Merger Sub;

WHEREAS, IntermediateCo, in its capacity as the sole shareholder of Merger Sub, has: (a) determined that it is in the best interests of Merger Sub, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions and the other Transactions contemplated hereby and thereby; and (b) approved this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including the Merger, the Pre-Closing Reorganization, the Post-Merger Transactions, in accordance with Applicable Legal Requirements, upon the terms and subject to the conditions of this Agreement (the “Merger Sub Shareholder Approval”);

WHEREAS, the board of directors of GF (the “GF Board”) has unanimously: (a) determined that it is in the best interests of GF to enter into this Agreement and the Transaction Agreements to which it is a party, providing for the Merger, the Post-Merger Transaction and the other Transactions contemplated hereby and thereby; and (b) approved and recommended, among other things, the adoption and approval of this Agreement, the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby, including authorization of the Merger and the Post-Merger Transaction, by the GF Stockholders;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor shall enter into a transaction support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor will agree to (a) support and vote its shares in favor of this Agreement and the other Transaction Agreements to which GF is or will be a party and the Transactions contemplated hereby and thereby (including the Merger and the Post-Merger Transaction); and (b) subject certain of the Company ADSs received by the Sponsor in the Merger to vesting on the terms and subject to the conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company Shareholders have executed a Shareholder Statement (the “Shareholder Statement”), pursuant to which, among other things, the Company Shareholders will agree to support and vote their shares of Company Ordinary Shares in favor of the Transactions Agreements to which the Company is or will be a party and the Transactions contemplated hereby and thereby (including the Merger and the Post-Merger Transactions);

WHEREAS, pursuant to the Organizational Documents of GF, GF is required to provide an opportunity for its public shareholders to have their outstanding GF Class A Common Shares redeemed on the terms and subject to the conditions and limitations set forth in this Agreement, GF’s Organizational Documents and the Trust Agreement in conjunction with obtaining the GF Stockholder Approval;

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that (a) the GF Class B Conversion constitutes a reorganization under Code Section 368(a)(1)(E); (b) the Merger and Pre-Closing Reorganization, collectively constitute an integrated transaction that qualifies under Section 351(a) of the Code; and (c) the transfers of GF Class A Common Shares by GF Stockholders pursuant to the Merger (other than by any GF Stockholders who are “U.S. persons” and who are or will be “five-percent transferee shareholders” (in each case, as defined in Treasury Regulations Section 1.367(a)-3(c)(5)) but who do not enter into gain recognition agreements within the meaning of Treasury Regulations Sections 1.367(a)-3(c)(1)(iii)(B) and 1.367(a)-8) (such transfers, “Eligible Transfers”) qualify for an exception to Section 367(a)(1) of the Code (each such treatment, an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”); and

WHEREAS, concurrently with the execution and delivery of this Agreement and effective as of the Closing, the Company, GF and the other Parties hereto shall execute and deliver a new registration rights and

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lock-up agreement (the “Registration Rights and Lock-Up Agreement”) pursuant to which, among other matters, the Company shall (a) assume all of the obligations of GF under the Founder Registration Rights Agreement; (b) have such rights apply to the applicable securities of the Company; (c) provide certain Company Shareholders with registration rights; and (d) subject certain holders of Company ADSs to certain transfer restrictions, in all cases, on the terms and subject to the conditions set forth in the Registration Rights and Lock-Up Agreement.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.01 Closing. Unless this Agreement shall have been terminated pursuant to Section 8.01, the consummation of the Merger (the “Closing”) shall take place by conference call and by exchange of signature pages by email or other electronic transmission at a time and date to be specified in writing by the Company and GF, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Company and GF agree in writing (the date on which the Closing occurs, the “Closing Date”).

Section 1.02 Closing Statements; Payment Spreadsheet.

(a) No later than the fifth (5th) Business Day prior to the Closing Date, GF shall deliver to the Company written notice setting forth: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the redemption of GF Class A Common Shares prior to the Closing pursuant to the Organizational Documents of GF (the “GF Stockholder Redemptions”), (ii) the amount of cash in the Trust Account, the amount of GF Transaction Costs and Unpaid GF Liabilities as of the Closing, and (iii) the number of GF Class A Common Shares and GF Warrants to be outstanding as of immediately prior to the Effective Time after giving effect to the GF Stockholder Redemptions and the GF Class B Conversion (such written notice of (i), (ii) and (iii), together, the “GF Closing Statement”). If the Company in good faith disagrees with any portion of the GF Closing Statement, then the Company may deliver a notice of such disagreement to GF until the second (2nd) Business Day prior to the Closing Date (the “Company Pre-Closing Notice of Disagreement”). The Company and GF shall seek, in good faith, to resolve any differences they have with respect to the matters specified in the Company Pre-Closing Notice of Disagreement.

(b) No later than the fifth (5th) Business Day prior to the Closing Date, the Company shall deliver to GF written notice setting forth: (i) the Company’s good faith calculation of the Company Value; (ii) the Company’s good faith estimate of the amount of Company Transaction Costs and (iii) the number of Company Ordinary Shares that will be issued and outstanding immediately following the Pre-Closing Reorganization and the Stock Split (such written notice of (i), (ii) and (iii), together, the “Company Closing Statement”). If GF in good faith disagrees with any portion of the Company Closing Statement, then GF may deliver a notice of such disagreement to the Company until the second (2nd) Business Day prior to the Closing Date (the “GF Pre-Closing Notice of Disagreement”). The Company and GF shall seek, in good faith, to resolve any differences they have with respect to the matters specified in the GF Pre-Closing Notice of Disagreement.

(c) The Company and GF shall seek in good faith to resolve any differences they have with respect to the matters specified in any Company Pre-Closing Notice of Disagreement and/or GF Pre-Closing Notice of Disagreement, as applicable. If the Company and GF fail to agree upon any Company Pre-Closing Notice of Disagreement or GF Pre-Closing Notice of Disagreement, as applicable by 12:00 p.m. Eastern Time one (1) Business Day prior to the Closing Date, then, subject to the satisfaction or, to the extent permitted by

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Applicable Legal Requirement, waiver of the conditions set forth in Article VII, the Closing shall proceed on the date and at the time contemplated by Section 1.01 without giving effect to such Company Pre-Closing Notice of Disagreement and/or GF Pre-Closing Notice of Disagreement, as applicable.

(d) No later than the fifth (5th) Business Day prior to the Closing Date, GF shall deliver to the Company a schedule (the “Payment Spreadsheet”) setting forth, in each case on an aggregate basis, (i) GF’s good faith calculation of the Merger Consideration, (ii) the allocation of the Merger Consideration among GF Stockholders, (iii) the number of GF Warrants that are outstanding and unexercised, and the allocation of Company AD Warrants among the holders thereof, and (iv) the number of Company Ordinary Shares that shall be issuable upon exercise of such Company AD Warrants. As promptly as practicable following GF’s delivery of the Payment Spreadsheet, the Parties shall work together in good faith to finalize the calculation of the Merger Consideration and the Payment Spreadsheet. The allocation of the Merger Consideration, including the Company AD Warrants, set forth in the Payment Spreadsheet shall, to the fullest extent permitted by Applicable Legal Requirements, be final and binding on all Parties and shall be used by the Company for purposes of issuing the Merger Consideration to GF Stockholders, and conversion of the GF Warrants into Company AD Warrants, in each case pursuant to this Article I, absent manifest error. In issuing the Merger Consideration and converting the GF Warrants into Company AD Warrants pursuant to this Article I, the Company and Merger Sub shall, to the fullest extent permitted by Applicable Legal Requirements, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error.

Section 1.03 Closing Deliverables.

(a) At the Closing, GF shall:

(i) make any payments required to be made by GF or on GF’s behalf in connection with the GF Stockholder Redemptions pursuant to Section 6.10;

(ii) deliver to the Company the Registration Rights and Lock-Up Agreement, duly executed by a duly authorized representative of the Sponsor; and

(iii) deliver to the Company, a certificate signed by an officer of GF, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in GF is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service (“IRS”) prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b) At the Closing, the Company shall:

(i) deliver to GF a copy of the Articles Amendment, approved by the Company’s General Assembly and ready for immediate filing with the relevant Turkish trade registry (Istanbul Trade Registry) and publication in the Trade Registry Gazette, to take place within thirty (30) days following the Closing Date;

(ii) pay, or cause to be paid, all Transaction Costs payable by the Company pursuant to Section 10.10 hereof to the applicable payees;

(iii) deliver to GF the Registration Rights and Lock-Up Agreement, duly executed by the Company and the applicable Company Shareholders;

(iv) deliver to GF an executed trademark assignment agreement in a form approved by GF pursuant to which all company trademarks listed on Section 3.13(a) of the Company Disclosure Letter are transferred to the Company; and

(v) deliver to GF (A) an executed domain name assignment agreement in a form approved by GF pursuant to which the Company domain names listed on Section 3.13(a) of the Company Disclosure Letter (“Company Domain Name”) are transferred to the Company or (B) documentation in a form approved by GF

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evidencing that Company Domain Names are controlled by the Company via a Company domain name registrar account.

ARTICLE II

TRANSACTIONS

Section 2.01 Pre-Closing Reorganization. Prior to the Effective Time, the Company shall effect the Pre-Closing Reorganization in accordance with the steps and transactions set forth in Section 2.01 of the Company Disclosure Letter.

Section 2.02 Stock Split. Prior to the Effective Time the Company shall effect the stock split under which each Company Ordinary Share that is issued and outstanding immediately prior to the Effective Time shall be split into a number of Company Ordinary Shares determined by multiplying each such Company Ordinary Share by the Split Factor (the “Stock Split”); provided, that, no fraction of a Company Ordinary Share shall be issued by virtue of the Stock Split, and each Company Shareholder that would otherwise be so entitled to a fraction of a Company Ordinary Share (after aggregating all fractional Company Ordinary Shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of Company Ordinary Shares to which such Company Shareholder would otherwise be entitled, rounded to the nearest whole Company Ordinary Share.

Section 2.03 Effective Time. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Parties shall cause a certificate of merger, substantially in the form contained in Exhibit B hereto (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by GF and the Company and specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 2.04 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and GF shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into GF, following which the separate corporate existence of Merger Sub shall cease and GF shall continue as the Surviving Company after the Merger and as an indirect, wholly-owned Subsidiary of the Company.

Section 2.05 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and GF shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub and GF set forth in this Agreement to be performed after the Effective Time, in each case, in accordance with the DGCL.

Section 2.06 Governing Documents. At the Effective Time, the Organizational Documents of GF shall be amended and restated in its entirety to read the same as the Organizational Documents of Merger Sub as in effect immediately prior to the Effective Time, except all references to the name of Merger Sub shall be replaced by the name of the Surviving Company, until, thereafter changed or amended as provided therein (except that no such change or amendment shall have the effect of affecting the Company’s obligations pursuant to Section 6.11(a)) or by Applicable Legal Requirements.

Section 2.07 Directors and Officers of the Surviving Company. Immediately after the Effective Time, the board of directors and executive officers of the Surviving Company shall be the board of directors and executive

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officers of Merger Sub immediately prior to the Effective Time, until any such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Section 2.08 Effect of the Merger on Securities of GF and Merger Sub. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Parties or any other Person, the following shall occur:

(a) GF Units. Immediately prior to the Effective Time, the GF Class A Common Shares and the GF Public Warrants comprising each issued and outstanding GF Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall be deemed to hold one (1) GF Class A Common Share and one-half of one (0.5) GF Public Warrant, provided, that, no fractional GF Public Warrants shall be issued in connection with the Unit Separation such that if a holder of GF Units would be entitled to receive a fractional GF Public Warrant upon the Unit Separation, the number of GF Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of GF Public Warrants. The GF Class A Common Shares and GF Public Warrants held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 2.08.

(b) GF Shares.

(i) On the Closing Date, immediately prior to the Effective Time, the GF Class B Conversion shall be effected. Following the GF Class B Conversion, each GF Class B Common Share shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each former holder of GF Class B Common Shares shall thereafter cease to have any rights with respect to such securities.

(ii) At the Effective Time, each issued and outstanding GF Class A Common Share (other than any Excluded Shares) shall be converted automatically into, and the holder of such GF Class A Common Share shall be entitled to receive, for each GF Class A Common Share, one (1) Company ADS (and the Company Ordinary Share represented thereby) after giving effect to the Stock Split (the “Merger Consideration”), following which, each GF Class A Common Share shall no longer be outstanding and shall automatically be canceled and shall cease to exist by virtue of the Merger and each former holder(s) of certificates, if any, evidencing ownership of GF Class A Common Shares or GF Class A Common Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except as otherwise provided herein or by Applicable Legal Requirements.

(c) Merger Sub Shares. At the Effective Time, each share of common stock, par value $0.0001 per share, of Merger Sub (the “Merger Sub Shares”) that is issued and outstanding immediately prior to the Effective Time shall automatically convert into one share of common stock, par value $0.0001 per share, of the Surviving Company. The share of common stock of the Surviving Company shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Company.

(d) GF Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of an GF Warrant, each GF Warrant that is issued and outstanding immediately prior to the Effective Time shall automatically and irrevocably be converted into the right to receive one (1) Company AD Warrant (and the Company Warrant represented thereby) exercisable for Company ADSs (and the Company Ordinary Share represented thereby) in accordance with its terms. From and after the Effective Time, the holders of GF Warrants prior to the Effective Time shall cease to have any rights with respect to such warrants as provided for herein or by Applicable Legal Requirements.

(e) No Liability. Notwithstanding anything to the contrary in this Section 2.08, none of the Parties or the Surviving Company or the Exchange Agent shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Legal Requirement.

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Any portion of the Merger Consideration remaining unclaimed by GF Stockholders immediately prior to such time when the amounts would otherwise escheat to, or become property of, any Governmental Entity shall become, to the extent permitted by Applicable Legal Requirements, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

(f) Excluded Shares. Each GF Share held in GF’s treasury or owned by the Company or Merger Sub or any other wholly-owned Subsidiary of the Company or GF immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and shall cease to exist, and no consideration shall be paid or payable with respect thereto.

(g) Adjustment to Merger Consideration. The Split Factor shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or stock distribution (including any dividend or distribution of securities convertible into Company Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change (in each case, other than the Stock Split) with respect to Company Ordinary Shares occurring on or after the date hereof and prior to the Closing.

Section 2.09 Establishment of ADR Facility; Distribution of Company ADSs and Company AD Warrants.

(a) Prior to the Closing, the Company shall cause one or more sponsored American depositary receipt (“ADR”) facilities (each, an “ADR Facility”) to be established with a reputable bank reasonably acceptable to GF (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing the Company ADSs and the Company AD Warrants, as applicable, including entering into one or more customary deposit agreements with the Depositary Bank (the “Deposit Agreement”), in form and substance reasonably acceptable to GF, establishing each ADR Facility, to be effective as of the Effective Time, and filing with the SEC one or more registration statements on Form-6 relating to the registration under the Securities Act for the issuance of the Company ADSs and Company AD Warrants, as applicable.

(b) Prior to the Effective Time, the Company shall designate a U.S. bank or trust company reasonably acceptable to GF to act as agent of the Company for the purposes of distributing the Company ADSs and Company AD Warrants, as applicable (the “Company ADS Agent”). At or concurrently with the Effective Time, the Company shall (i) allot and issue, or cause to be allotted and issued, to the Depositary Bank (A) a number of Company Ordinary Shares equal to the aggregate number of Company ADSs to be issued to the holders of GF Class A Common Shares pursuant to this Article II (the “Company ADS Recipients”) and (B) a number of Company Warrants equal to the aggregate number of Company AD Warrants to be issued to the holders of GF Warrants pursuant to this Article II (the “Company AD Warrant Recipients”), (ii) deposit or cause to be deposited with the Company ADS Agent the uncertificated book-entries of Company Ordinary Shares representing the aggregate number of such Company ADSs for the benefit of the Company ADS Recipients, for exchange in accordance with this Article II, and the Depositary Bank shall be authorized to issue the Company ADSs representing such Company Ordinary Shares in accordance with this Agreement, and (iii) deposit or cause to be deposited with the Company ADS Agent the uncertificated book-entries of Company Warrants representing the aggregate number of such Company Warrants for the benefit of the Company AD Warrant Recipients, for exchange in accordance with this Article II, and the Depositary Bank shall be authorized to issue the Company AD Warrants representing such Company Warrants in accordance with this Agreement. The Company ADS Agent shall distribute the Company ADSs to either the Exchange Agent or the Company ADS Recipients and the Company AD Warrants to either the Exchange Agent or the Company AD Warrant Recipients, as applicable and as directed by the Company, in accordance with this Section 2.09 and the Deposit Agreement.

(c) After the Effective Time, upon any exercise of Company AD Warrants by the holders thereof (the “Exercising Warrantholders”), the Company shall promptly allot and issue, or cause to be allotted and issued, to the Depositary Bank a number of Company Ordinary Shares underlying such exercised Company AD Warrants, at which time the Company ADS Agent shall distribute to the holder of such exercised Company AD Warrant, a

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number of Company ADSs equal to such Company Ordinary Shares underlying such exercised Company AD Warrants. The Company ADSs shall be accepted into the Depositary Bank, and each Exercising Warrantholder shall be entitled to receive a book-entry authorization representing the number of Company ADSs that such holder has the right to receive pursuant to this Article II, unless physical Company ADSs are required by any Applicable Legal Requirement, in which case the Company ADS Agent shall promptly send such physical Company ADSs to such Exercising Warrantholder in accordance with the Amended and Restated Warrant Agreement.

(d) The Company ADS Agent shall not be entitled to vote or exercise any rights of ownership with respect to Company Ordinary Shares or Company Warrants, as applicable, held by it from time to time hereunder, except that, with respect to Company Ordinary Shares, it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Company ADS holders entitled thereto.

Section 2.10 Exchange Agent.

(a) Prior to the Closing Date, the Company shall appoint a Person authorized to act as exchange agent in connection with the Transactions, which Person shall be reasonably acceptable to GF (the “Exchange Agent”), and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to GF (the “Exchange Agent Agreement”) for the purpose of exchanging GF Class A Common Shares for Company ADSs pursuant to Section 2.08(b) and GF Warrants for Company AD Warrants pursuant to Section 2.08(d). As of the Effective Time, the Company shall deposit (or cause to be deposited) with the Exchange Agent, for exchange in accordance with this Section 2.10 through the Exchange Agent, Company ADSs issued pursuant to Section 2.08(b) and Company AD Warrants pursuant to Section 2.08(d).

(b) Each holder of record of a book-entry share (“Book-Entry Share”), which immediately prior to the Effective Time represented outstanding GF Class A Common Shares that were converted pursuant to Section 2.08(b) into the right to receive the Merger Consideration shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive in exchange therefor, the Merger Consideration for each GF Class A Common Share formerly represented by such Book-Entry Share, and such Book-Entry Share shall be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, GF or the Surviving Company.

(c) Each holder of record of a book-entry warrant (“Book-Entry Warrant”), which immediately prior to the Effective Time represented outstanding GF Warrants that were converted into the right to receive Company AD Warrants pursuant to Section 2.08(d), shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive in exchange therefor one (1) Company AD Warrant for each GF Warrant formerly represented by such Book-Entry Warrant, and such Book-Entry Warrant shall be canceled. Payment of the Company AD Warrants with respect to Book-Entry Warrants shall only be made to the Person in whose name such Book-Entry Warrants are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Warrant shall be deemed at any time after the Effective Time to represent only the right to receive the applicable number of Company AD Warrants, as applicable, and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, GF or the Surviving Company.

Section 2.11 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, GF, Merger Sub, IntermediateCo, the Company, the Surviving Company, the Exchange Agent, and any applicable withholding agent (each, a “Withholding Party”) shall be entitled to deduct and withhold from any consideration or other amount payable pursuant to this Agreement any amount required to be deducted and withheld with

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respect to the making of such payment under any Applicable Legal Requirements; provided that, if any Withholding Party determines that any amounts payable pursuant to this Agreement is subject to deduction and/or withholding (other than any deduction or withholding required in respect of compensatory amounts or amounts paid to a public shareholder of any of the Parties), then such Withholding Party shall use commercially reasonable efforts to (i) provide notice to such Person as soon as reasonably practicable after such determination, and (ii) cooperate with such Person to reduce or eliminate any such deduction or withholding to the extent permitted by Applicable Legal Requirements. To the extent that amounts are so deducted or withheld and, to the extent required, paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of GF and Merger Sub, the officers and directors or members, as applicable (or their designees) of the Surviving Company are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.13 Intended Tax Treatment. The Parties intend that, for U.S. federal, and applicable state and local, income tax purposes, the Merger, the Pre-Closing Reorganization, the GF Class B Conversion, and the Eligible Transfers qualify for their respective Intended Tax Treatments. Except as otherwise permitted or contemplated by this Agreement, none of the Parties shall knowingly take any action or knowingly agree to take any action that would reasonably be expected to prevent the Merger, the Pre-Closing Reorganization, the GF Class B Conversion, and the Eligible Transfers from qualifying for their respective Intended Tax Treatments. The Merger, the Pre-Closing Reorganization, the GF Class B Conversion and the Eligible Transfers shall be reported by the Parties for all applicable Tax purposes in accordance with their respective Intended Tax Treatments, including by completing an IRS Form 8937 (which the Parties shall reasonably cooperate with each other and their respective advisors to prepare, or cause to be prepared, between the date hereof through the Closing, and which shall be in form and substance reasonably satisfactory to each of the Company and GF) and complying with the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6), in each case unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Applicable Legal Requirements) or a change in Applicable Legal Requirements. Each of the Company and GF agrees to use reasonable best efforts to promptly notify the other of any challenge to any Intended Tax Treatment by any Governmental Entity. The Parties shall reasonably cooperate with each other and their respective counsel to document and support the Tax treatment of the relevant portions of the Transactions consistent with their respective Intended Tax Treatments, including providing factual support letters. For the avoidance of doubt, the qualification of the relevant portions of the Transactions for their respective Intended Tax Treatments shall not be a condition to Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY AND MERGER SUB

Except as set forth in the Company’s disclosure schedules delivered by the Company in connection with this Agreement (the “Company Disclosure Letter”) (provided, that, any matter required to be disclosed shall only be disclosed by specific disclosure in the corresponding section of the Company Disclosure Letter (unless it is reasonably apparent that such disclosure relates to another section of this Article III) or by cross-reference to another section of the Company Disclosure Letter), the Company hereby represents and warrants to GF as follows:

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Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company is a joint stock corporation (anonim sirket) duly organized, validly existing and in good standing under the laws of Turkey and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where such failure would not have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 3.01(b) of the Company Disclosure Letter. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

Section 3.02 Organizational Documents; Company Subsidiaries. The Company has, prior to the date of this Agreement, made available to GF a complete and correct copy of the Organizational Documents, each as amended to date, of each Group Company. Such Organizational Documents are in full force and effect. The Company is not in violation of any of the provisions of its Organizational Documents. No Company Subsidiary is, to the Knowledge of the Company, in material violation of any of the provisions of its Organizational Documents.

Section 3.03 Capitalization.

(a) The authorized capital stock of the Company consists of 39,500,000 Company Ordinary Shares. As of the execution of this Agreement, 39,500,000 Company Ordinary Shares are issued and outstanding.

(b) The authorized capital stock of Merger Sub consists of 5,000 Merger Sub Shares. As of the execution of this Agreement, 100 Merger Sub Shares are issued and outstanding. The issued and outstanding Merger Sub Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(c) There are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or Merger Sub or obligating the Company or Merger Sub to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, the Company or Merger Sub, as applicable. Neither the Company nor Merger Sub is a party to, or otherwise bound by, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or Merger Sub, as applicable. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company is a party, or to the Knowledge of the Company, among any holder of the capital stock of the Company to which the Company is not a party, with respect to the voting of the capital stock of the Company.

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(d) The shares of the capital stock of each Company Subsidiary owned by a Group Company are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, and are owned by the applicable Group Company free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Organizational Documents of such Company Subsidiary.

Section 3.04 Authority relative to this Agreement. The Company and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by GF, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The board of directors of the Company has approved this Agreement and the Transactions.

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company and Merger Sub does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the relevant laws of Turkey and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 3.05(b) and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 3.05(a) of the Company Disclosure Letter, have been made, obtained or given, the performance of this Agreement by the Company shall not (i) conflict with or violate the Organizational Documents of any Group Company, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Applicable Legal Requirement applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of, or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of any Company Material Contract, or result in the creation of a Lien (other than any Permitted Lien) under any Company Material Contract on any property or asset of any Group Company, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth in Section 3.05(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company and Merger Sub does not, and the performance of this Agreement by the Company and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, the state securities or “blue sky” laws (“Blue Sky Laws”), state takeover laws, Turkish Commercial Code, Capital Markets Law numbered 6362 of Turkey, and filing and recordation of appropriate merger documents as required by the Turkish Commercial Code and the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 Permits; Compliance.

(a) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and Orders of any Governmental Entity necessary for the Group Company to

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own, lease and operate its properties in all material respects and to carry on its business in all material respects as it is now being conducted (each, a “Company Permit”), in each case, except where the failure to have such Company Permit would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.06(a) of the Company Disclosure Letter, all Company Permits are valid, binding and in full force and effect in all material respects. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened in writing and no event has occurred which would result in the suspension or cancellation of the Company Permits, except where the failure to have such Company Permit would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect.

(b) Except as set forth in Section 3.06(b) of the Company Disclosure Letter, to the Knowledge of the Company, each current employee of the Group Companies currently providing any flight, maintenance, operation or handling of any aircraft owned, leased or operated by the Group Companies as of the date hereof (the “Aircraft”) has all material required licenses, certifications, training and competencies to provide such flight, maintenance, operation or handling of such Aircraft. All Aircraft that are in operation are properly registered on an Aviation Authority aircraft registry in all material respects and have a validly issued certificate of airworthiness that is in full force and effect (except for the period of time any Aircraft may be out of service and such certificate is suspended in connection therewith).

(c) Except as would not reasonably be expected to result in material liability to the applicable Group Company, all records required by Applicable Legal Requirements to be maintained for each Aircraft are correct and complete and are currently in the possession of the applicable Group Company.

(d) Except as set forth in Section 3.06(d) of the Company Disclosure Letter, no Group Company is in conflict with, or in default, breach or violation of, (i) any Applicable Legal Requirement applicable to the Group Company or by which any property or asset of the Group Company is bound or affected, or (ii) any Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.07 Financial Statements; Insolvency.

(a) Attached as Section 3.07(a) of the Company Disclosure Letter are true and complete copies of the audited consolidated balance sheet of the Group Companies as of the years ended December 31, 2020 and 2021, and the related audited consolidated statements of operations and cash flows of the Group Companies for the years then ended (collectively, the “Audited Annual Financial Statements”). The Audited Annual Financial Statements (including the notes thereto) (i) were prepared in accordance with the Applicable Legal Requirements of Turkey and the International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) Attached as Section 3.07(b) of the Company Disclosure Letter are true and complete copies of the unaudited consolidated balance sheet of the Group Companies as of September 30, 2022 (the “Balance Sheet”), and the related unaudited consolidated statements of operations and cash flows of the Group Companies for the nine (9) months then ended (collectively, the “Unaudited Annual Financial Statements” and, together with the Audited Annual Financial Statements, the “Financial Statements”). The Unaudited Annual Financial Statements (i) were prepared in accordance with the Applicable Legal Requirements of Turkey and IFRS, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(c) Except as and to the extent provided for in, or otherwise reflected or reserved for on, the Financial Statements or disclosed in the notes thereto, no Group Company has any Liability (whether accrued, absolute,

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contingent or otherwise), except for: (i) Liabilities that were incurred in the ordinary course of business since the date of such Balance Sheet, (ii) obligations for future performance under any contract to which the Group Company is a party, (iii) Liabilities incurred in connection with this Agreement and the Transactions, or (iv) such other Liabilities and obligations which, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect.

(d) No Group Company is insolvent under the insolvency laws of any jurisdiction applicable to it or is unable to pay, or has stopped paying for any material duration, its debts as they fall due, and the assets of the Group Company exceeds its Liabilities. No circumstances have arisen for technical insolvency (as defined under Paragraph 3 Article 376 of the Turkish Commercial Code and the Article 376 Implementation Communiqué), declaration of bankruptcy or opening of composition proceedings in respect of the Company.

(e) No resolution has been adopted in relation to and the Company has not been involved in any proceedings for (i) concordatum (konkordato) in accordance with Article 286 et seq, Article 309 or Article 309/a et seq of the Turkish Enforcement and Insolvency Act, (ii) voluntary liquidation (tasfiye) in accordance with Article 536 et seq of the Turkish Commercial Code, (iii) dissolution (fesih) under either Article 530 or Article 531 of the Turkish Commercial Code, or (iv) insolvency (iflas). No events have occurred which would justify any similar insolvency proceedings within the respective jurisdiction of organization of the other Group Companies.

Section 3.08 Absence of Certain Changes or Events. Since September 30, 2022 and on and prior to the date of this Agreement, except as otherwise reflected in the Unaudited Annual Financial Statements or as expressly contemplated by this Agreement, (a) the Group Companies have conducted their respective businesses in all material respects in the ordinary course, except as required by any Applicable Legal Requirements (including COVID-19 Measures), and (b) there has not been a Company Material Adverse Effect.

Section 3.09 Litigation. Except as set forth in Section 3.09 of the Company Disclosure Letter, there is (a) no Legal Proceeding pending or, to the Knowledge of the Company, threatened against any Group Company, or any property or asset of any Group Company, or against any of the directors or executive officers of any Group Company with regard to their actions as such in each case, that, as of the Closing, would reasonably be expected to have a Company Material Adverse Effect; (b) no Legal Proceeding pending or threatened in writing by any Group Company against any third party; (c) no written settlement or similar agreement with respect to any previously pending or threatened Legal Proceeding that imposes any material ongoing obligation or restriction on any Group Company; and (d) no Group Company is subject to any pending or, to the Knowledge of the Company, threatened Order or, to the Knowledge of the Company, any of the directors or executive officers of any Group Company with regard to their actions as such.

Section 3.10 Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each material Benefit Plan that is sponsored, maintained and/or contributed to by any Group Company or under which any Group Company has or reasonably expects to have any obligation or Liability under (each, a “Company Benefit Plan”); provided, that, Section 3.10(a) of the Company Disclosure Letter shall not include any employment agreement, offer letter or individual consulting agreement that is, in each case, consistent in all material respects with the form(s) set forth on Section 3.10(a) of the Company Disclosure Letter.

(b) No Company Benefit Plan has ever (i) had a participant (or a dependent or beneficiary thereof) who, at the time such participant was a participant in such Company Benefit Plan, resided in the United States, or (ii) been subject to the Applicable Legal Requirements of the United States, including ERISA and the Code. No Group Company has any obligation or Liabilities under any Benefit Plan that at any time was subject to the Applicable Legal Requirements of the United States, including ERISA and the Code.

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(c) With respect to each material Company Benefit Plan, the Company has made available to GF, if applicable, (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the most recent annual reports, and (iv) any material correspondence from any Governmental Entity with respect to any Company Benefit Plan within the past three (3) years. No Group Company has, as of the date hereof, any express commitment to modify, change or terminate a Company Benefit Plan, other than with respect to a modification, change or termination required by Applicable Legal Requirements.

(d) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall (either alone or in combination with another event), (i) entitle any Service Provider to separation pay, severance, termination or similar benefits, (ii) accelerate the time of payment or vesting, or material increase in the amount of compensation due to any such Service Provider, or (iii) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(e) None of the Company Benefit Plans provides, nor does any Group Company have any obligation to provide, retiree medical benefits to any current or former Service Provider after termination of employment or service, except as (i) may be required by any Applicable Legal Requirements, (ii) coverage through the end of the calendar month in which a termination of employment occurs, or (iii) with respect to reimbursement of health benefit continuation premiums.

(f) Except as set forth in Section 3.10(f) of the Company Disclosure Letter, and except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) each Company Benefit Plan is and has been within the past six (6) years in compliance in accordance with its terms and the requirements of all Applicable Legal Requirements, (ii) the Group Companies have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no Knowledge of any default or violation by any party to, any Company Benefit Plan, and (iii) no Legal Proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Legal Proceeding.

(g) All contributions, premiums or other payments required to be made with respect to any Company Benefit Plan have been timely made to the extent due or properly accrued on the Financial Statements, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(h) The Group Companies have timely made all contributions and satisfied all obligations with respect to any statutory plan, program or arrangement that is required under any Applicable Legal Requirements and maintained by any Governmental Entity covering current or former Service Providers, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(i) Except as set forth in Section 3.10(i) of the Company Disclosure Letter, each Company Benefit Plan (i) that is intended to qualify for special tax treatment has met all requirements for such tax treatment, (ii) if required to be fully funded and/or book-reserved is fully funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions and do not have unfunded Liabilities that could reasonably be expected to be imposed upon the assets of any Group Company by reason of such Company Benefit Plan, (iii) is in compliance in all material respects with its terms and all Applicable Legal Requirements, and (iv) if intended or required to be qualified, approved or registered with a Governmental Entity, is and has been so qualified, approved or registered and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

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Section 3.11 Labor and Employment Matters.

(a) The Company has made available to GF a true, correct and complete list of all employees of the Group Companies as of the date hereof and sets forth for each such individual the following: (i) name and employing entity, (ii) title or position and location of employment, (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay, and (iv) commission, bonus or other incentive-based compensation eligibility.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter, no Service Provider has resided in the United States at the time such individual was a Service Provider.

(c) No employee or other Service Provider of any Group Company is represented by a labor union, works council, trade union, or similar representative of employees with respect to their employment with the Group Company, and no Group Company is a party to, subject to, or bound by a collective bargaining agreement, collective agreement, or any other contract or agreement with a labor union, works council, trade union, or similar representative of employees. There are no, and since the January 1, 2021 there have not been any, strikes, lockouts or work stoppages existing or, to the Knowledge of the Company, threatened, with respect to any employees or other Service Providers or the Group Companies and there have been no union certification or representation petitions or demands with respect to the Group Companies or any of their employees or other Service Providers and, to the Knowledge of the Company, no union organizing campaign or similar effort is pending or threatened with respect to the Group Companies, or any of their respective employees or other Service Providers.

(d) Except as set forth in Section 3.11(d) of the Company Disclosure Letter, there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against any Group Company by or on behalf of any of their respective current or former employees or other Service Providers.

(e) Except as set forth in Section 3.11(e) of the Company Disclosure Letter, the Group Companies are and have been since January 1, 2021 in compliance in all material respects with all Applicable Legal Requirements relating to labor and employment, including all such Applicable Legal Requirements regarding employment practices, employment discrimination, terms and conditions of employment, collective redundancy (including Article 26 of the Turkish Labor Act and any subordinated legislation, as applicable), work visas and work permits, statutory remuneration rights, overtime pay, weekend and rest breaks, minimum wage, annual paid leave and sick leave and all other employee leaves, recordkeeping, data privacy, classification of employees and independent contractors, wages and hours, anti-harassment (including all such Applicable Legal Requirements relating to the prompt and thorough investigation and remediation of any complaints) and occupational safety and health requirements. Each employee of the Group Companies and each other Service Provider has been paid (and as of the Closing will have been paid) all material wages, bonuses, remuneration (including severance payments, notice payments and annual leave payments) and other sums owed and due to such individual as of such date. None of the Group Companies currently employs or, to the Knowledge of the Company, has ever employed, any person who was not permitted to work in the jurisdiction in which such person was employed.

(f) To the Knowledge of the Company, since January 1, 2021, no allegations of sexual harassment or misconduct have been made to any Group Company against an individual in his or her capacity as a director or officer of the Group Company.

(g) None of the sub-employer (alt işverenlik) agreements between the Company and the Service Providers may be deemed “collusive” as per Article 2/8 of the Turkish Labor Act. Each Company monitors that the Service Providers, which are sub-employers, (i) meet their requirements for occupational health and safety at the premises of the Group Company, and (ii) duly and timely makes the payments of the employees’ receivables, compensations and social security contributions.

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Section 3.12 Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) Section 3.12(b) of the Company Disclosure Letter lists as of the date of this Agreement the street address of each real property leased by each Group Company (the “Leased Real Property”) in respect of which the Group Company is required to make payments, and sets forth a list, as of the date of this Agreement, of each lease, sublease, and license pursuant to which the Group Company leases, subleases or licenses any Leased Real Property (together with each material amendment thereto, each, a “Lease”). True, correct and complete copies of all Leases have been made available to GF. There are no leases, subleases, sublicenses, concessions or other contracts granting to any Person other than the Group Company the right to use or occupy any Leased Real Property, and (i) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and (ii) there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Group Company or, to the Knowledge of the Company, by the other party to such Leases, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Other than due to any actions taken due to any COVID-19 Measures, there are no contractual or legal restrictions that preclude or restrict the ability of any Group Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, have and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Each Group Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Letter contains, as of the date of this Agreement, a true, correct and complete list of all registered Intellectual Property constituting Company-Owned IP.

(b) Except as set forth in Section 3.13(b) of the Company Disclosure Letter, and except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Group Companies exclusively own and possess, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and have the right to use pursuant to a valid written contract or license, or other lawful right, all Company-Licensed IP (provided, however, that the foregoing shall not be interpreted to be a representation regarding non-infringement), and all such rights shall survive the consummation of the Transactions contemplated by this Agreement (other than pursuant to abandonment, lapse, cancellation, expiration or similar act or omission in the course of prosecution of any Company-Owned IP), without any acceleration of any payments with respect to any material Company-Licensed IP, (ii) all registered Intellectual Property constituting Company-Owned IP is subsisting and, to the Knowledge of the Company, valid and enforceable, (iii) the Company-Owned IP, together with Company-Licensed IP and Company IT Systems, is sufficient in all material respects for the conduct of the business, of the Group Companies as currently conducted, (iv) each Group Company has taken reasonable actions to protect confidentiality of its material Trade Secrets and other material confidential information of the Group Company, and (v) to the Knowledge of the Company, no Group Company has disclosed any material Trade Secrets or other material confidential information of the Group Company to any other third person other than pursuant to a confidentiality agreement under which such other person agrees to maintain the confidentiality thereof.

(c) Since January 1, 2020, there have been no claims filed and served, against any Group Company in any forum, by any Person (A) contesting the validity, use, ownership, or enforceability of any of the Company-

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Owned IP (other than office actions received from the U.S. Patent and Trademark Office and its foreign counterparts in the course of registering any Company-Owned IP), or (B) alleging any infringement, misappropriation of, or other violation by any Group Company of, any Intellectual Property rights of other Persons. Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, to the Knowledge of the Company, since January 1, 2020, the operation of the business of the Group Companies has not infringed, misappropriated or violated, and does not infringe, misappropriate or violate, such Intellectual Property of other Persons; and to the Knowledge of the Company, since January 1, 2020, no Person is infringing, misappropriating or otherwise violating any of the Company-Owned IP.

(d) Except as set forth in Section 3.13(b) of the Company Disclosure Letter, all Persons who have contributed, developed or conceived any material Company-Owned IP have executed valid written agreements with a Group Company pursuant to which such Persons assigned to the Group Company all of their entire right, title, and interest in and to such material Intellectual Property, except to the extent such Intellectual Property is owned by a Group Company by operation of law.

(e) Except as would not reasonably be expected to have a material adverse impact on the businesses of the Group Companies, taken as a whole, the Group Companies (i) comply and have complied with the terms of all applicable Open Source Software licenses, and (ii) do not use and have not used any Open Source Software in a manner that would obligate any of the Group Companies to make available the source code of any of the material Software constituting Company-Owned IP for redistribution to any Person at no charge.

(f) Except as set forth in Section 3.13(f) of the Company Disclosure Letter, and except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Group Companies maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities, and (ii) to the Knowledge of the Company, there has not been any material failure with respect to any of the Company IT Systems that has materially disrupted the business of the Group Companies.

(g) Except as set forth in Section 3.13(g) of the Company Disclosure Letter, the Group Companies (i) are and have been since January 1, 2020 in compliance in all material respects with all applicable laws, as well as their own rules, policies and procedures, relating to data privacy, data protection, and data security (collectively, “Privacy/Data Security Requirements”), and (ii) have implemented and maintained a data security plan with commercially reasonable administrative, technical and physical safeguards to protect Personal Data against unauthorized access, use, loss and damage, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(h) Except as set forth in Section 3.13(h) of the Company Disclosure Letter, since January 1, 2020, (i) to the Knowledge of the Company, there has been no unauthorized access to, or use, misuse or loss of, or damage to, any Personal Data maintained by or on behalf of any of the Group Companies, (ii) no Person (including any Governmental Entity) has made any written claim or commenced any action with respect to any unauthorized access to, or use, misuse or loss of, or damage to, any Personal Data maintained by or on behalf of any of the Group Companies; and (iii) none of the Group Companies has provided or been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Data or other Privacy/Data Security Requirements.

Section 3.14 Taxes.

(a) The Group Companies: (i) have timely filed (taking into account applicable extensions of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects, and (ii) have paid all material Taxes that are due and payable, whether or not shown on any Tax Returns, other than Taxes being contested in good faith and for which appropriate reserves have been established in accordance with the Applicable Legal Requirements.

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(b) No Group Company has waived any statute of limitations with respect to the assessment of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which such waiver or extension remains in effect. No deficiency, assessment, or claim in respect of a material amount of Taxes has been asserted or assessed by any Governmental Entity against a Group Company that remains unresolved, except for deficiencies, assessments and claims being contested in good faith and for which appropriate reserves have been established in accordance with the Applicable Legal Requirements or any applicable accounting principles. Except as set forth in Section 3.14(b) of the Company Disclosure Letter, no Group Company is currently engaged in any audit, administrative proceeding or judicial proceeding with respect to a material amount of Taxes.

(c) No Group Company is a party to, is bound by or has any material obligation under any Tax sharing, Tax indemnification, or Tax allocation agreement (other than (i) customary commercial contracts not primarily related to Taxes, or (ii) an agreement among only the Group Companies) that would reasonably be expected to give rise to a material payment obligation after the Closing.

(d) No Group Company shall be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting of the Group Company for a taxable period ending on or prior to the Closing Date made or required to be made prior to the Closing, (ii) written agreement with any Governmental Entity relating to Tax matters of the Group Company, including any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law), executed by the Group Company prior to the Closing, (iii) installment sale or open transaction disposition made by the Group Company prior to the Closing, or (iv) prepaid amount received by the Group Company prior to the Closing outside the ordinary course of business.

(e) Each Group Company has withheld and paid to the appropriate Tax authority all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all other Applicable Legal Requirements relating to the reporting, payment, and withholding of such Taxes.

(f) No Group Company has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company is the common parent or of which the Group Companies are the only members).

(g) No Group Company has any material liability for the Taxes of any Person (other than the Group Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Applicable Legal Requirement), as a transferee or successor, or by Contract (other than, in each case, Liabilities for Taxes pursuant to customary commercial contracts not primarily related to Taxes) or otherwise pursuant to any Applicable Legal Requirements.

(h) No Group Company that is incorporated in the United States has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two (2) years.

(i) No Group Company that is incorporated in the United States has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) There are no Liens with respect to a material amount of Taxes upon any assets of the Group Companies except for Permitted Liens.

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(k) No Group Company has received written notice from a Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized that has not been resolved.

(l) No Group Company has received any written notice of a claim from a Tax authority in a jurisdiction in which the Group Company does not file Tax Returns stating that the Group Company is or may be subject to material taxation in such jurisdiction that has not been resolved.

(m) No Group Company organized in a jurisdiction outside the United States has filed an IRS Form 8832 electing to be treated as other than its default classification for U.S. federal income tax purposes. No Group Company is treated as a “domestic corporation” under Section 7874(b) of the Code (for this purpose disregarding the effects of any actions or transactions contemplated by this Agreement).

(n) The Company is and has been engaged in an active trade or business outside of the United States, conducted through its officers and employees, for a continuous period of at least thirty-six (36) months and has derived gross revenue in connection with such trade or business, and the Company does not have an intention to substantially dispose of or discontinue such trade or business.

(o) No Group Company has knowingly taken or knowingly agreed to take any action, nor to the knowledge of the Company are there any facts or circumstances, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their Intended Tax Treatments.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.14: (x) refer only to the past activities of the Group Companies and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon for, or with respect to, Taxes attributable to any taxable periods (or portions thereof) beginning after, or Tax positions taken after, the Closing Date; and (y) are not representations or warranties as to the amount of, or limitations on, any net operating losses, Tax credits, Tax carryforwards or other Tax attributes that the Group Companies may have.

Section 3.15 Environmental Matters. Except as set forth in Section 3.15 of the Company Disclosure Letter, and except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Group Companies have all material permits, licenses and other authorizations required of them under applicable Environmental Law (“Environmental Permits”);

(b) the Group Companies are in compliance with applicable Environmental Laws and Environmental Permits; and

(c) no Group Company is the subject of any pending Legal Proceeding alleging any violation of applicable Environmental Law.

Section 3.16 Material Contracts.

(a) Section 3.16 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” shall mean each Lease, IP Contract and each of the following Contracts to which any Group Company is a party, other than a Company Benefit Plan and the Transaction Agreements:

(i) Each Contract with a vendor or supplier (other than purchase orders entered into in the ordinary course of business) that involved the expenditure or receipt by the Group Companies of more than $5,000,000 during the fiscal year ended December 31, 2021 or are reasonably expected to involve the expenditure or receipt by Group Company of more than $5,000,000 in the aggregate in the twelve (12)-month period from December 31, 2021;

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(ii) Each note, debenture, or other evidence of Indebtedness for money borrowed by a Group Company having an outstanding principal amount, in each case, in excess of $5,000,000, other than a Permitted Lien, or any such note, debenture or other evidence of indebtedness under which any Person (other than another Group Company) has directly or indirectly guaranteed Indebtedness of a Group Company;

(iii) Each Contract for the acquisition or the disposition of any material tangible assets, properties or business divisions entered into by a Group Company, in each case, whether by merger, purchase or sale of stock or tangible assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business) occurring since January 1, 2021;

(iv) Each Contract evidencing an outstanding obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(v) Each collective bargaining agreement with any labor union or any other labor-related agreements or arrangements, in each case with any labor union, labor organization, or works council;;

(vi) Each employment or consulting (with respect to an individual, independent contractor) Contract providing for annual base salary or annual consulting fee payments in excess of $150,000, excluding any such employment, consulting, or management Contract that either: (A) is terminable by the applicable Group Company at will; or (B) provides for severance, notice and/or garden leave obligations of ninety (90) days or less or such longer period as is required by Applicable Legal Requirements;

(vii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly-owned Company Subsidiaries);

(viii) Each Contract (other than those made in the ordinary course of business) that purports to limit or contains covenants expressly limiting in any material respect the freedom of a Group Company to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; or (C) solicit customers, other than in respect of customary non-disclosure agreements entered into by any Group Company in the ordinary course of business; and

(ix) Each Contract (other than those made in the ordinary course of business) providing for the grant of any preferential rights to purchase or lease any asset of a Group Company.

(b) All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Group Company party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto, in each case, except as would not reasonably expected to, individually or in the aggregate, constitute a Company Material Adverse Effect. True, correct and complete copies of all written Company Material Contracts have been made available to GF. No Group Company, nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.17 Insurance.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material insurance policies relating to its business, properties, assets, directors, officers and employees as of the date of this Agreement (collectively, the “Insurance Policies”). True and complete copies of the Insurance Policies have been made available to GF or its representatives.

(b) The Company has not received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any Insurance Policy or denying renewal of

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coverage thereunder and all premiums on such insurance policies due and payable as of the date hereof have been paid.

(c) As of the date of this Agreement, the Group Companies are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. No Group Company is in material default with respect to its obligations under any Insurance Policy applicable to it, and all premiums due on each Insurance Policy have been paid in accordance with the payment terms of such Insurance Policy, except for such default as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies or the ability of the Company to perform its obligations under this Agreement or the Transaction Agreements to which it is or required to be a party or otherwise bound.

Section 3.18 Absence of Certain Business Practices.

(a) For the past five (5) years, the Company, and, solely with respect to activities performed for or on behalf of the Company, each of respective officers, directors, employees, and to the Knowledge of the Company, agents have been: in compliance with all applicable: (i) sanctions laws, including the U.S. economic sanctions laws administered by the U.S. Department of the Treasury’s, Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the United Kingdom, and the European Union; (ii) Ex-Im Laws; and (iii) Anti-Corruption Laws ((i)-(iii) collectively, the “Customs & International Trade Laws”).

(b) For the past five (5) years, the Company has not made any voluntary or involuntary disclosures or received written notice that it is subject to any civil or criminal investigation, proceeding, audit or any other inquiry, or has conducted any internal investigation, or is aware of any allegation involving or otherwise relating to any alleged or actual material violation of the Customs & International Trade Laws; and there have been no pending or, to the Knowledge of the Company, threatened actions or investigations by a Governmental Entity of the Company in connection with any allegation involving or otherwise relating to any alleged or actual violation of the Customs & International Trade Laws.

Section 3.19 Interested Party Transactions. Except as set forth in Section 3.19 of the Company Disclosure Letter, and except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, none of the Group Companies, or to the Knowledge of the Company, no director, officer or other Affiliate of any Group Company, has or has had, directly or indirectly: (i) a beneficial interest in any Company Material Contracts, or (ii) any contractual or other arrangement with any Group Company, other than customary indemnity arrangements and the Shareholder Loan; provided, however, that for clarity, no disclosure shall be required under this Section 3.19 with respect to any matter set forth in the foregoing clauses (i) through (ii) involving any portfolio company of any venture capital, private equity, angel or strategic investor in the Company (except to the extent such disclosure would be required pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act).

Section 3.20 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article III (as modified by the Company Disclosure Letter) or in the corresponding representations and warranties contained in the certificate delivered by the Company pursuant to Section 7.03(d), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at law or in equity) with respect to the Company, its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, Liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to GF, its

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Affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Letter) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to GF, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to GF, its Affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by the Company, or by any person acting on behalf of the Company, expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Entity or stock exchange with respect to the Transactions; (b) in the Registration Statement/ Proxy Statement; or (c) in the mailings or other distributions to GF Stockholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Closing Press Release and the filings to be made in connection with the execution and delivery of this Agreement and the Transactions, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of GF or its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GF

Except as disclosed in the GF SEC Reports filed or submitted on or prior to the date hereof or GF’s disclosure schedules (the “GF Disclosure Letter”) delivered by GF in connection with this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such GF SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a GF SEC Report shall be deemed to modify or qualify the representations and warranties set forth in Section 4.01 (Organization and Qualification), Section 4.03 (Capitalization), Section 4.04 (Authority Relative to This Agreement), Section 4.08(a) and Section 4.08(b) (Business Activities), and Section 4.11 (Brokers)), GF hereby represents and warrants to the Company as follows:

Section 4.01 Organization and Qualification.

(a) GF is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. GF is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a GF Material Adverse Effect.

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(b) GF does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

Section 4.02 Organizational Documents. As of the date hereof, GF has furnished to the Company complete and correct copies of the GF Organizational Documents. The GF Organizational Documents are in full force and effect. GF is not in violation of any of the provisions of the GF Organizational Documents.

Section 4.03 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of GF consists of (i) 200,000,000 GF Class A Common Shares, (ii) 20,000,000 GF Class B Common Shares, and (iii) 1,000,000 shares of preferred stock with a par value of $0.0001 per share (“GF Preferred Shares”). As of the date of this Agreement (A) 34,500,000 GF Class A Common Shares are issued and outstanding (subject to Redemption Rights), all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (B) 8,625,000 GF Class B Common Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (C) no GF Class A Common Shares or GF Class B Common Shares are held in the treasury of GF, (D) 8,900,000 GF Private Placement Warrants are issued and outstanding, (E) 17,250,000 GF Public Warrants are issued and outstanding, and (F) 26,150,000 GF Class A Common Shares are reserved for future issuance pursuant to the GF Warrants. As of the date of this Agreement, there are no GF Preferred Shares issued and outstanding. Each GF Warrant is exercisable for one GF Class A Common Share at an exercise price of $11.50, subject to the terms of such GF Warrant and, with respect to the GF Private Placement Warrants, the Warrant Agreement.

(b) All outstanding GF Class A Common Shares, GF Class B Common Shares and GF Warrants have been issued and granted in compliance in all material respects with all applicable securities laws and other Applicable Legal Requirements.

(c) Except for this Agreement, the GF Warrants and the GF Class B Common Shares, GF has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of GF or obligating GF to issue or sell any shares of capital stock of, or other equity interests in, GF. All GF Class A Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and non-assessable. GF is not a party to, or otherwise bound by, and GF has not granted, any equity appreciation rights, participations, phantom equity or similar rights. GF is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of GF Class A Common Shares or any of the equity interests or other securities of GF. Except with respect to the Redemption Rights and the GF Warrants, there are no outstanding contractual obligations of GF to repurchase, redeem or otherwise acquire any GF Class A Common Shares. There are no outstanding contractual obligations of GF to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.04 Authority Relative to this Agreement. GF has all necessary corporate or company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by GF and the consummation by GF of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of GF are necessary to authorize this Agreement or to consummate the Transactions (other than with respect to the Transactions, which require the GF Stockholder Approval). This Agreement has been duly and validly executed and delivered by GF and constitutes a legal, valid and binding obligation of GF, enforceable against GF in accordance with its terms subject to the Remedies Exceptions.

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Section 4.05 No Conflict; Required Filings and Consents.

(a) Subject to receipt of the GF Stockholder Approval, the execution and delivery of this Agreement by GF do not, and the performance of this Agreement by GF shall not, (i) conflict with or violate the GF Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Applicable Legal Requirements applicable to GF or by which any of their properties or assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of GF pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which GF is a party or by which GF or any of its properties or assets are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a GF Material Adverse Effect.

(b) The execution and delivery of this Agreement by GF do not, and the performance of this Agreement by GF shall not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, and filing and recordation of appropriate Certificate of Merger as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a GF Material Adverse Effect.

Section 4.06 Compliance. GF is not or has not been in material conflict with, or in material default, breach or violation of, (a) any Applicable Legal Requirements applicable to GF or by which any property or asset of GF is bound or affected; or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which GF is a party or by which GF or any property or asset of GF is bound, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a GF Material Adverse Effect. GF is in possession of all material franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and Orders of any Governmental Entity necessary for GF to own, lease and operate its properties or to carry on its business as it is now being conducted, in each case, except where the failure to have such franchise, grant, authorization, license, permit, consent, certificate, approval and Order would not, individually or in the aggregate, be expected to have a GF Material Adverse Effect.

Section 4.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) GF has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the SEC since July 8, 2021, together with any amendments, restatements or supplements thereto (collectively, the “GF SEC Reports”). GF has hereto furnished to the Company true and correct copies of all amendments and modifications that have not been filed by GF with the SEC to all agreements, documents and other instruments that previously had been filed by GF with the SEC and are currently in effect. As of their respective dates, the GF SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any GF SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other GF SEC Report.

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(b) Each of the financial statements (including, in each case, any notes thereto) contained in the GF SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of GF as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material). GF has no off-balance sheet arrangements that are not disclosed in the GF SEC Reports.

(c) GF has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to GF and other material information required to be disclosed by GF in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to GF’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established, including timely alerting GF’s principal executive officer and principal financial officer to material information required to be included in GF’s periodic reports required under the Exchange Act.

(d) GF has established and maintains a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of GF’s financial reporting and the preparation of GF financial statements for external purposes in accordance with GAAP.

(e) Except as and to the extent set forth in the GF SEC Reports, GF does not have any material liability or obligation of a nature (whether accrued, absolute, contingent or otherwise), except for Liabilities and obligations arising in the ordinary course of GF’s business.

(f) GF is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(g) There are no outstanding loans or other extensions of credit made by GF to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of GF, and GF has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither GF (including, to the Knowledge of GF, any employee thereof) nor GF’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by GF, (ii) any fraud that involves GF’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by GF, or (iii) as of the date hereof, any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding comments from the SEC with respect to the GF SEC Reports. To the Knowledge of GF, none of the GF SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(j) None of the information supplied or to be supplied by GF, or by any person acting on behalf of GF, expressly for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, as of the time the Registrations Statement becomes effect under the Securities Act and as of the date the Proxy Statement is first mailed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances

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under which they are made, not misleading. Notwithstanding the foregoing, GF makes no representation, warranty or covenant with respect to any information that was supplied by or on behalf of the Company.

Section 4.08 Business Activities; Absence of Certain Changes or Events.

(a) Since its incorporation, GF has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the GF Organizational Documents, there is no agreement, commitment or Order binding upon GF or to which GF is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of GF or any acquisition of property by GF or the conduct of business by GF as currently conducted or as contemplated to be conducted as of the Closing.

(b) Except for this Agreement and the Transactions, GF does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, GF has no interests, rights, obligations or Liabilities with respect to, and is not party to, bound by or have its assets or property subject to, in each case whether directly or indirectly, any contract or transaction which is, or could reasonably be interpreted as constituting, a business combination.

(c) Since its incorporation and on and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (i) GF has conducted its business in all material respects in the ordinary course, except as required by any Applicable Legal Requirements (including COVID-19 Measures), (ii) GF has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, (iii) there has not been a GF Material Adverse Effect, and (iv) GF has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 5.02.

Section 4.09 Absence of Litigation. There is: (i) as of the date of this Agreement, no Legal Proceeding pending or, to the Knowledge of GF, threatened against GF, or any property or asset of GF, before any Governmental Entity, and (ii) as of the Closing, no Legal Proceeding pending or, to the Knowledge of GF, threatened against GF, or any property or asset of GF, before any Governmental Entity that would reasonably be expected to have a GF Material Adverse Effect. Neither GF nor any material property or asset of GF is subject to any pending, or, to the Knowledge of GF, threatened Order.

Section 4.10 Board Approval; Vote Required. The GF Board, by resolutions duly adopted by a unanimous vote of those voting at a meeting duly called quorate and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions (including the Merger) are in the best interests of GF, (ii) approved and adopted this Agreement and the Transactions (including the Merger), (iii) recommended that the shareholders of GF approve and adopt this Agreement and approve the Transactions (including the Merger), and (iv) directed that this Agreement and the Transactions (including the Merger), be submitted for consideration by GF Stockholders at the GF Stockholder Meeting. Subject to obtaining the GF Stockholder Approval, the approval of the GF Board is sufficient so that the restrictions on business combinations set forth in the GF Organizational Documents shall not apply to the Merger or any of the other Transactions contemplated hereby.

Section 4.11 Brokers. Except for the brokers, finders or investment bankers listed in Section 4.11 of the GF Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of GF. GF has provided the Company with a true and complete copy of all contracts, agreements and arrangements, including its engagement letters, with the brokers, finders or investment bankers listed in Section 4.11 of the GF Disclosure Letter, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

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Section 4.12 Undisclosed Liabilities. As of the date of this Agreement, there is no Liability of GF of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for Liabilities provided for in, or otherwise reflected or reserved for on, the financial statements of GF or disclosed in the notes thereto. Section 4.12 of the GF Disclosure Letter sets forth (i) the amount of any accrued and unpaid expenses as of the date of this Agreement, (ii) GF’s good faith estimate (as of the date of this Agreement) of the amount of its total expenses in connection with the Transactions through the Closing, and (iii) the outstanding amounts under any Working Capital Loans as of the date of this Agreement.

Section 4.13 GF Trust Fund. As of the date immediately prior to the date of this Agreement, GF has no less than $$348,572,855.28 in the trust fund established by GF for the benefit of its public shareholders (the “Trust Fund”) maintained in a trust account established by the Trustee in the United States initially at J.P. Morgan Chase Bank, N.A. (or at another U.S. chartered commercial bank with consolidated assets of $100 billion or more) in the United States, maintained by the Trustee, and at a brokerage institution selected by the Trustee that is reasonably satisfactory to GF (the “Trust Account”). Section 4.13 of the GF Disclosure Letter sets forth an approximate aggregate amount of deferred underwriting discounts and commissions being held in the Trust Fund. The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of December 17, 2020, between GF and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. GF has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by GF or the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between GF and the Trustee that would cause the description of the Trust Agreement in the GF SEC Reports to be inaccurate in any material respect, or (ii) that would entitle any person (other than GF Stockholders who shall have elected to redeem their GF Class A Common Shares pursuant to the GF Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes, and to the extent permissible under the Trust Agreement, a 1% excise tax, from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the GF Organizational Documents. To the Knowledge of GF, as of the date of this Agreement, following the Effective Time, no GF Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising its Redemption Rights. There are no Legal Proceedings pending or, to the Knowledge of GF, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, GF shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to GF as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the Liabilities and obligations of GF due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (i) to shareholders of GF who shall have exercised their Redemption Rights, (ii) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under any Applicable Legal Requirements, (iii) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (iv) to third parties (e.g., professionals, printers, etc.) who have rendered services to GF in connection with its efforts to effect the Merger. As of the date hereof, GF has no reason to believe that any of the conditions to the use of funds in the Trust Account shall not be satisfied or funds available in the Trust Account shall not be available to GF at the Effective Time.

Section 4.14 Employees; Benefit Plans. GF does not have (and has not at any point had) any employees on their payroll, and have not engaged any contractors, other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by GF’s officers and directors in connection with activities on GF’s behalf in an aggregate amount not in excess of the amount of cash held by GF outside of the Trust Account, GF has no unsatisfied material liability with respect to any officer or director. GF

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has never maintained, sponsored or contributed, and does not currently maintain, sponsor, or contribute, to any employee benefit plan. Neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereunder (either alone or upon the occurrence of any additional or subsequent events or the passage of time) shall (i) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration, or other compensation payable to any Person who is or has been an employee of or independent contractor to GF (other than fees paid to consultants, advisors, placement agents or underwriters engaged by GF in connection with its initial public offering or this Agreement and the Transactions) to increase or become due to any such Person, or (ii) result in forgiveness of indebtedness with respect to any employee of GF.

Section 4.15 Taxes.

(a) GF: (i) has timely filed (taking into account applicable extensions of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects, and (ii) has paid all material Taxes that are due and payable, whether or not shown on any Tax Returns, other than Taxes being contested in good faith and for which appropriate reserves have been established in accordance with GAAP.

(b) GF has not waived any statute of limitations with respect to the assessment of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which such waiver or extension remains in effect. No deficiency, assessment, or claim in respect of a material amount of Taxes has been asserted or assessed by any Governmental Entity against GF that remains unresolved, except for deficiencies, assessments and claims being contested in good faith and for which appropriate reserves have been established in accordance with GAAP. GF is not currently engaged in any audit, administrative proceeding or judicial proceeding with respect to a material amount of Taxes.

(c) GF is not a party to, is bound by or has any material obligation under any Tax sharing, Tax indemnification, or Tax allocation agreement that would reasonably be expected to give rise to a material payment obligation after the Closing.

(d) GF shall not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting of GF for a taxable period ending on or prior to the Closing Date made or required to be made prior to the Closing, (ii) written agreement with any Governmental Entity relating to Tax matters of GF, including any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law), executed by GF prior to the Closing, (iii) installment sale or open transaction disposition made by GF prior to the Closing, or (iv) prepaid amount received by GF prior to the Closing outside the ordinary course of business.

(e) GF has withheld and paid to the appropriate Tax authority all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all other Applicable Legal Requirements relating to the reporting, payment, and withholding of such Taxes.

(f) GF has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(g) GF does not have any material liability for the Taxes of any Person (other than the Group Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Applicable Legal Requirement), as a transferee or successor, or by Contract (other than, in each case, Liabilities for Taxes pursuant to customary commercial contracts not primarily related to Taxes) or otherwise pursuant to any Applicable Legal Requirements.

(h) GF has not been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two (2) years.

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(i) GF has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) There are no Liens with respect to a material amount of Taxes upon any assets of GF except for Permitted Liens.

(k) GF has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) GF has not received any written notice from a Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(m) GF has not received written notice of any claim from a Tax authority in a jurisdiction in which GF does not file Tax Returns stating that GF is or may be subject to material taxation in such jurisdiction that has not been resolved.

(n) GF has not knowingly taken or knowingly agreed to take any action, nor to the knowledge of GF are there any facts or circumstances, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their Intended Tax Treatments.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.15: (x) refer only to the past activities of GF and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon for, or with respect to, Taxes attributable to any taxable periods (or portions thereof) beginning after, or Tax positions taken after, the Closing Date; and (y) are not representations or warranties as to the amount of, or limitations on, any net operating losses, Tax credits, Tax carryforwards or other Tax attributes that GF may have.

Section 4.16 Registration and Listing. As of the date hereof, the issued and outstanding GF Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “GFX.U”, the issued and outstanding GF Class A Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “GFX”, and the issued and outstanding GF Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “GFX WS”. GF has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of GF, threatened in writing against GF by the New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the GF Units, the GF Class A Common Shares or GF Public Warrants or terminate the listing of GF on the New York Stock Exchange. As of the date hereof, none of GF or any of its Affiliates has taken any action in an attempt to terminate the registration of the GF Units, the GF Class A Common Shares or the GF Public Warrants under the Exchange Act.

Section 4.17 Insurance. Except for directors’ and officers’ liability insurance, GF does not maintain any insurance policies.

Section 4.18 Intellectual Property. GF does not own, license or otherwise have any right, title or interest in any material Intellectual Property. To the Knowledge of GF, GF does not infringe, misappropriate or violate any Intellectual Property of any other Person.

Section 4.19 Agreements; Contracts and Commitments.

(a) Section 4.19 of the GF Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which GF is party, including contracts by and among GF, on the one hand, and any director, officer, stockholder or Affiliate of GF, on the other hand (the “GF Material Contracts”), other than any such GF Material Contract that is listed as an exhibit to any GF SEC Report.

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(b) Neither GF nor, to the Knowledge of GF, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a material breach of or default under, any GF Material Contract.

(c) Except as described in the GF SEC Reports, no Contract between GF, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of GF (or an immediate family member of any of the foregoing), on the other hand, shall continue in effect following the Closing other than any such Contract that is not material to GF.

Section 4.20 Title to Property. GF does not own or lease any real property or personal property. There are no options or other contracts under which GF has a right or obligation to acquire or lease any interest in real property or personal property.

Section 4.21 Investment Company Act. GF is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. GF constitutes an “emerging growth company” within the meaning of the JOBS Act, subject to a determination of the applicability of the Investment Company Act to GF as a result of rules proposed by the SEC on March 30, 2022, if such rules are codified.

Section 4.22 Information Supplied. None of the information supplied or to be supplied by GF expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Closing Press Release and the filings to be made in connection with the execution and delivery of this Agreement and the Transactions, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, GF makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company.

ARTICLE V

CONDUCT PRIOR TO THE CLOSING DATE

Section 5.01 Conduct of Business by the Company and the Company Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall, and shall cause each of the Company Subsidiaries to, carry on in the ordinary course of business, except: (x) to the extent that GF shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (y) as required by Applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19 or (z) as required or expressly permitted by this Agreement, the Company Disclosure Letter or any other Transaction Agreement. Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or the Company Disclosure Letter, or as required by Applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19, without the prior written consent of GF (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a) except as otherwise required by existing Company Benefit Plans or the Contracts listed on Section 3.16 of the Company Disclosure Letter, adopt or enter into any equity or equity-based compensation plan;

(b) (i) transfer, sell, assign, exclusively license, exclusively sublicense, covenant not to assert, encumber, grant any security interest in, to or under, impair, transfer or otherwise dispose of any right, title or interest of the Group Companies in any material Company-Owned IP, or (ii) divulge, furnish to or make accessible any material Trade Secrets constituting Company-Owned IP to any third Person who is not subject to a written agreement to maintain the confidentiality of such Trade Secrets, other than, in each of (i) and (ii), in the ordinary course of business;

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(c) other than in connection with the Stock Split: (i) split, combine or reclassify any capital stock or warrants, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant or effect any similar change in capitalization, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in the Group Companies, except in connection with the termination or resignation of any employees, directors or officers of the Group Companies, (iii) declare, set aside or pay any dividend or make any other distribution, or (iv) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities of the Group Companies, or enter into other agreements or commitments of any character obligating a Group Company to issue any such shares of capital stock, equity securities or convertible or exchangeable securities;

(d) amend its Organizational Documents (other than the Articles Amendment);

(e) sell, lease, license, sublicense, abandon, divest, transfer, cancel or permit to lapse or expire or dedicate to the public, or otherwise dispose of, tangible assets or properties, or agree to do any of the foregoing, other than, in each case, (i) in the ordinary course of business, (ii) in an aggregate amount less than $20,000,000 or (iii) with respect to damaged, worn-out, uneconomic or obsolete assets;

(f) (i) create any material Liens on any material property or assets of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens), (ii) cancel or forgive any Indebtedness owed to the Group Companies, or (iii) increase the existing Indebtedness in excess of $20,000,000;

(g) commence, release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies or their respective properties or assets, except in the ordinary course of business or where such Legal Proceedings are covered by insurance or involve only the payment of monetary damages in an amount less than $20,000,000 in the aggregate;

(h) except as otherwise required by Applicable Legal Requirements: (i) make any material Tax election (except otherwise in the ordinary course of business) or rescind any material Tax election, (ii) change (or request to change) any material method of accounting in respect of material Taxes, (iii) amend any material Tax Return, or (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) with any Governmental Entity;

(i) file any IRS Form 8832 electing for any of HoldCo, IntermediateCo or FinCo to be treated as a corporation for U.S. federal income tax purposes;

(j) knowingly take or knowingly agree to take any action that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their Intended Tax Treatments;

(k) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company;

(l) make any loans to any Person other than any of the Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business;

(m) fail to use commercially reasonable efforts to keep in force any Insurance Policies, or replacement or revised policies providing insurance coverage with respect to its material assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(n) make any individual or series of related capital expenditures in excess of $20,000,000, except for (i) expenditures made by the Company in the ordinary course of business, (ii) acquisitions by the Company of air operator certificates (AOCs), (iii) purchase by the Company of aircrafts and (iv) acquisitions by the Company of warehouses; provided, that, in any case, the Company shall notify GF prior to performing any of the actions set forth in subsections (n)(ii) through and including (iv);

(o) hire, terminate (without cause), or temporarily lay off executive officers and directors, or engage or terminate (without cause) any independent contractor receiving annual payment in excess of $1,500,000;

(p) adopt, amend or terminate any material Benefit Plan; and

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(q) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.01(a) through (p) above.

Section 5.02 Conduct of Business by GF. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, GF shall carry on in the ordinary course of business, except: (x) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (y) as required by Applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19; or (z) as required or expressly permitted by this Agreement. Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as required by Applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, GF shall not do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or warrants or split, combine or reclassify any capital stock or warrants, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any similar change in capitalization;

(b) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of GF;

(c) grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d) amend its Organizational Documents or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any other Person, or (ii) acquire or agree to acquire (whether by merger, consolidation or acquisition of securities or a substantial portion of the assets of or by any other manner) any corporation, partnership, association or other business organization or division or assets thereof;

(f) (i) incur any Indebtedness (other than any Working Capital Loan that is reasonably necessary to pay for any expenses of GF; provided, that the aggregate amount of all Working Capital Loans shall not exceed $2,000,000), (ii) create any material Liens on any material property or assets of GF in connection with any Indebtedness thereof (other than Permitted Liens); (iii) cancel or forgive any Indebtedness owed to GF, or (iv) otherwise incur any GF Liabilities that are not reasonable;

(g) commence, release, assign, compromise, settle or agree to settle any Legal Proceeding;

(h) except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(i) except as otherwise required by Applicable Legal Requirements: (A) make or rescind any material Tax election; (B) change (or request to change) any material method of accounting in respect of material Taxes; (C) amend any material Tax Return; or (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) with any Governmental Entity;

(j) knowingly take or knowingly agree to take any action that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their Intended Tax Treatments;

(k) (i) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of GF, or (ii) liquidate, dissolve, reorganize or otherwise wind-up the business or operations of GF;

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(l) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, shareholders or other Affiliates;

(m) engage in any material new line of business;

(n) amend the Trust Agreement or any other agreement related to the Trust Account, other than in connection with a stockholder vote to approve an amendment to the Trust Agreement as described in GF’s definitive proxy statement dated November 21, 2022;

(o) amend the Warrant Agreement or any warrant certificate evidencing any GF Warrant;

(p) (A) appoint any director to the GF Board (except as required by applicable law, regulation, SEC or stock exchange requirement), (B) hire any advisor, consultant, employee or service provider, or (C) amend the economic terms of a Contract with any third party vendor on an arm’s length basis to the extent that such amendment results in an increase in the amount under such Contract greater than Two Hundred Thousand Dollars ($200,000); and

(q) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.02(a) through (p) above.

Section 5.03 No Control. Nothing contained in this Agreement shall give the Company or GF, directly or indirectly, any right to control or direct the operations of the other Party prior to the Closing. Prior to the Closing, each of the Company and GF shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Registration Statement; Shareholder Meetings.

(a) As promptly as practicable after the date hereof, GF and the Company shall jointly prepare, and the Company shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the (i) Company ADSs (and the Company Ordinary Shares represented thereby after the Stock Split) that constitute the Merger Consideration, and (ii) Company AD Warrants (and the Company Warrant represented thereby), which Registration Statement shall also contain a proxy statement of GF (as amended, the “Proxy Statement”) for the purpose of soliciting proxies or votes from GF Stockholders for the matters to be acted upon at a special meeting of stockholders of GF to be called and held for such purpose (the “GF Stockholder Meeting”) and providing the GF Stockholders an opportunity to exercise their Redemption Rights in conjunction with the stockholder vote on the GF Transaction Proposals. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from GF Stockholders to vote in favor of GF Transaction Proposals.

(b) GF, acting through the GF Board (or a committee thereof), shall (i) recommend that the GF Stockholders vote in favor of the approval of the GF Transaction Proposals and include such recommendation in the Proxy Statement and (ii) use its commercially reasonable efforts to solicit from its stockholders proxies or votes in favor of the approval of the GF Transaction Proposals, and (iii) take other action necessary or advisable to secure the approval of the GF Transaction Proposals. GF may adjourn the GF Stockholder Meeting only (i) if, on the date for which the GF Stockholder Meeting is scheduled, GF has not received proxies and votes representing a sufficient number of shares to obtain the GF Transaction Proposals, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that GF has determined in good faith after consultation with outside counsel is required under Applicable Legal Requirements and for such supplemental or amended disclosure to be disseminated and reviewed by GF Stockholders prior to the GF Stockholder Meeting. In connection with the Registration

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Statement, GF and the Company shall file with the SEC financial and other information about the Transactions contemplated by this Agreement in accordance with Applicable Legal Requirements, GF’s Organizational Documents, the DGCL and the rules and regulations of the SEC and NYSE. GF shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide GF with such information concerning the Company, its Subsidiaries and their respective equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(c) The GF Board shall not withdraw, amend, qualify or modify its recommendation to the GF Stockholders that they vote in favor of the GF Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the GF Stockholders described in the Recitals, a “Change in Recommendation”); provided, however, that the GF Board may, at any time prior to, but not after, obtaining the GF Stockholder Approval, withdraw, amend, qualify or modify its recommendation to the GF Stockholders that they vote in favor of the GF Transaction Proposals in response to an Intervening Event that has occurred (an “Intervening Event Change in Recommendation”) if the GF Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be a breach of the fiduciary duties of the GF Board to the GF Stockholders under Applicable Legal Requirements. Notwithstanding anything to the contrary in this Agreement, the GF Board shall not be entitled to make, or agree to resolve to make, an Intervening Event Change in Recommendation unless: (i) the Company shall have received written notice from GF of GF’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by GF (it being understood that any material development with respect to the applicable Intervening Event shall require a new notice but with an additional three (3) Business Day period (instead of a five (5) Business Day period if such new notice is delivered after the second day of the original five (5) Business Day period) from the date of such new notice) (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail and that a failure to make an Intervening Event Change in Recommendation would be a breach of the GF Board’s fiduciary duties to the GF Stockholders under Applicable Legal Requirements, (ii) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, GF and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable GF to proceed with its recommendation of this Agreement and the Transactions contemplated hereby and not make such Intervening Event Change in Recommendation, and (iii) the GF Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company, prior to the expiration of the Intervening Event Notice Period, offers in writing in a manner that would form a binding Contract if accepted by GF, continues to determine and reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the GF Stockholders under any Applicable Legal Requirements. Notwithstanding anything to the contrary in this Agreement, (x) GF’s obligations to duly give notice of, convene and hold the GF Stockholder Meeting shall not be affected by any Intervening Event Change in Recommendation, (y) GF agrees to duly give notice of, convene and hold the GF Stockholder Meeting and submit for approval the GF Transaction Proposals and (z) GF agrees that if the GF Stockholder Approval shall not have been obtained at any such GF Stockholder Meeting, then GF shall promptly continue to take all such necessary actions, and hold additional meetings of the GF Stockholders in order to obtain the GF Stockholder Approval.

(d) GF and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other Applicable Legal Requirements in connection with the Registration Statement, the GF Stockholder Meeting and the GF Stockholder Redemptions. Each of GF and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, GF and their respective Representatives

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in connection with the drafting of the public filings with respect to the Transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by Applicable Legal Requirements. GF and the Company shall amend or supplement the Registration Statement and the Company shall (at the sole cost and expense of GF) file the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to GF Stockholders, in each case as and to the extent required by Applicable Legal Requirements and subject to the terms and conditions of this Agreement and GF’s Organizational Documents.

(e) Prior to the Closing, the Company shall prepare and use reasonable best efforts to cause the Depositary Bank to file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act for the issuance of the Company ADSs and the Company AD Warrants (the “Form F-6”).

(f) GF and the Company, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Company shall provide GF with copies of any written comments, and shall inform the Company of any material oral comments, that the Company or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the GF Stockholder Meeting and the GF Stockholder Redemptions promptly after the receipt of such comments and shall give GF a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(g) GF shall establish the record date for the GF Stockholder Meeting and, as soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, but in any event within five (5) Business Days, GF shall distribute the Registration Statement to GF’s shareholders and, GF shall call the GF Stockholder Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(h) GF and the Company shall comply with all Applicable Legal Requirements, any applicable rules and regulations of the NYSE, GF Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the GF Stockholder Meeting and the GF Stockholder Redemptions.

Section 6.02 Employee Matters. Notwithstanding anything herein to the contrary, each of the Parties to this Agreement acknowledges and agrees that all provisions contained in this Section 6.02 are included for the sole benefit of GF and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of GF, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 6.03 Regulatory Approvals.

(a) To the extent required under any laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the HSR Act (“Antitrust Laws”), each Party agrees to promptly (i) and no later than fifteen (15) Business Days from the date of this Agreement, file with the United States Federal Trade Commission and the United States Department of Justice, any notification form required pursuant to the HSR Act in connection

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with the Transactions and (ii) no later than fifteen (15) Business Days from the date of this Agreement, make any required filing, notice, or application under other Antitrust Laws listed on Section 6.03(a) of the Company Disclosure Letter. Further, to the extent required under any laws requiring foreign investment clearance (“FDI Clearance Laws”), each Party agrees to promptly file, no later than fifteen (15) Business Days from the date of this Agreement, any filing, notice, or application required to obtain all foreign investment clearances listed on Section 6.03(a) of the Company Disclosure Letter (the “FDI Approvals”). The Parties agree to use reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws or FDI Clearance Laws and to use reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws and FDI Clearance Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act, provided, that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require GF, Merger Sub, the Sponsor or any of their affiliates or Subsidiaries (including, for purposes of this sentence, the Sponsor and any investment funds or investment vehicles affiliated with, or managed or advised by, the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment fund or investment vehicle), to, and the Company shall not, without the prior written consent of GF, agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of GF, the Company, or any of their respective Subsidiaries or Affiliates, or any interests therein.

(b) Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law or FDI Clearance Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any substantive meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Entity or other person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Entity provided, however, that any information or materials provided to or received by any party under this Section 6.03 or any other section of this Agreement may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries or other competitively sensitive material, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, and that the Parties may, as each deems advisable, reasonably designate any material or information provided to or received by any Party under this Section 6.03 as “outside counsel only material.” Materials designated “outside counsel only” under this Section 6.03 shall be given only to the designated legal counsel of the recipient and shall not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) No Party shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Entity of any required filings or applications under Antitrust Laws or FDI Clearance Laws. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other Order, decree or ruling or statute, rule, regulation or executive order that would

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adversely affect the ability of the Parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

(d) Each of the Parties shall use reasonable best efforts to take, or cause to be taken, or to do or cause to be done, all actions and things necessary or advisable to consummate and make effective as promptly as practicable the Transactions. Without limiting the generality of the foregoing, as promptly as practicable following the date of this Agreement, the Parties shall make all filings, notices, waiver requests, applications and other submissions to any Governmental Entity (the “Required Regulatory Filings”) that are necessary or advisable in connection with all consents, approvals, Orders, authorizations, clearances, licenses, waivers and exemptions, that are necessary, proper or advisable to be obtained with respect to the Transactions (the “Required Regulatory Approvals”). The Parties shall promptly and in good faith respond to all information requested of them by any Governmental Entity in connection with such Required Regulatory Filings and otherwise reasonably cooperate in good faith with each other and such Governmental Entities in connection with the Required Regulatory Filings and obtaining the Required Regulatory Approvals. Each Party shall promptly furnish to the other Party such information and assistance as the other may reasonably request in connection with its preparation of any Required Regulatory Filings and shall take all other commercially reasonable actions necessary or advisable to cause the expiration or termination of any applicable waiting periods with respect to any Required Regulatory Approval as soon as practicable. No Party shall willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any of the Required Regulatory Approvals.

(e) GF, on the one hand, and the Company, on the other hand, shall each pay fifty percent (50%) of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions.

(f) Neither the Company nor GF believes that submitting a CFIUS Declaration regarding any of the Transactions contemplated by this Agreement is mandatory under 31 C.F.R. § 800.401, and neither the Company nor GF currently intends to or will submit a CFIUS Declaration or CFIUS Notice regarding, or otherwise notify CFIUS in any manner of, any of the Transactions contemplated by this Agreement, unless CFIUS provides a CFIUS Request. If CFIUS provides a CFIUS Request, the Company and GF shall, as promptly as practicable, use reasonable best efforts to take all actions necessary (i) to submit a CFIUS Declaration (or, alternatively, to file a CFIUS Notice if CFIUS requests the filing of a CFIUS Notice or the Company and GF agree to file a CFIUS Notice instead of submitting a CFIUS Declaration) regarding the CFIUS Transactions and (ii) to obtain CFIUS Clearance.

Section 6.04 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, GF shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.

(b) Promptly after the execution of this Agreement, GF and the Company shall issue a mutually agreed joint press release announcing the execution of this Agreement (the “Signing Press Release”). Prior to Closing, GF and the Company shall issue a mutually agreed joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, the Company shall issue the Closing Press Release.

Section 6.05 Confidentiality; Access to Information.

(a) GF and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. In the event that this Section 6.05(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any other Transaction Agreement that contemplates the disclosure, use or provision of information or otherwise, then the Confidentiality Agreement shall govern and control to the extent of such conflict.

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(b) Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by GF or its Affiliates, or GF, in the case of a public announcement by the Company or its Affiliates (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by Applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with GF or the Company’s fundraising or other investment related activities, in each case, in connection with the Transactions, and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality to the disclosing Party; (iii) to the extent such announcements or other communications are consistent with information previously disclosed in a public statement, press release or other communication previously approved or made in accordance with Section 6.04 or this Section 6.05(b); (iv) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (v) communications to employees of the Group Companies, and to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions and (vi) announcements and communications made in connection with the Potential Financing. GF shall be entitled to disclose and file with the SEC any information contained in any presentation made to the potential equity investors, which information may include confidential information; provided, that, Company shall have the right to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) any materials prior to their distribution.

(c) Subject to the Confidentiality Agreement, the Company shall afford GF and its financial advisors, accountants, counsel and other representatives who have a need to know such information reasonable access during normal business hours, upon reasonable notice, to the books, records and personnel of the Group Companies during the period prior to the Closing to obtain all information concerning the business, as GF may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be (i) conducted in a manner not to unreasonably interfere with the businesses or operations of the Company, (ii) limited as required by the Company’s policies or Applicable Legal Requirements in connection with COVID-19 (including the COVID-19 Measures), and (iii) that GF and its Representatives shall not, without the prior written consent of the Company, make inquiries of persons having business relationships with the Company (including suppliers, customers and vendors) regarding the Company or such business relationships.

(d) Subject to the Confidentiality Agreement, GF shall afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the books, records and personnel of GF during the period prior to the Closing to obtain all information concerning the business, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be (i) conducted in a manner not to unreasonably interfere with the businesses or operations of GF, (ii) limited as required by GF’s policies or Applicable Legal Requirements in connection with COVID-19 (including the COVID-19 Measures), and (iii) that the Company and its Representatives shall not, without the prior written consent of GF, make inquiries of persons having business relationships with GF (including suppliers, customers and vendors) regarding GF or such business relationships.

(e) Notwithstanding the foregoing, neither the Company nor GF, nor any of their respective Subsidiaries or Representatives, shall be required to provide, or cause to be provided to, the other party any information (i) if and to the extent doing so would (A) violate any Applicable Legal Requirement to which the Company or GF, as applicable, is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third-party, (C) violate any legally binding obligation of the Company or GF, as applicable, with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the

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Company or GF, as applicable, under the attorney-client privilege or the attorney work product doctrine (provided, that, in case of each of clauses (A) through (D), the Company and GF shall each use reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Applicable Legal Requirement and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Applicable Legal Requirement).

Section 6.06 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as practicable, the Merger and the other Transactions contemplated by the Transaction Agreements to which it is a party. Each of the Parties agrees to (i) take all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied and (ii) use reasonable best efforts to obtain all necessary actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities and third parties, and to make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any). This obligation shall include, on the part of GF, sending a termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement.

(b) Notwithstanding anything herein to the contrary, nothing in this Section 6.06 shall be deemed to require any Party to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (unless such payment is required in accordance with the terms of the relevant Contract requiring such consent).

Section 6.07 No Claim against Trust Account. Each of the Company, HoldCo, FinCo, IntermediateCo and Merger Sub acknowledges that GF has established the Trust Account for the benefit of its public stockholders. For and in consideration of GF entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company (on behalf of itself and its Affiliates) hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account, and agrees not to seek recourse against the Trust Account or any funds distributed therefrom regardless of whether such right, title interest or claim of any kind arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claim arises based on Contract, tort, equity or any other theory of legal liability. Notwithstanding the foregoing, nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against GF pursuant to this Agreement for legal relief against monies or other assets of GF held outside the Trust Account (other than distribution therefrom directly or indirectly to GF’s public stockholders), or for specific performance or other equitable relief in connection with the Transactions contemplated in this Agreement and the Transaction Agreements or for intentional fraud in the making of the representations and warranties in Article IV. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by GF to induce GF to enter this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company. This Section 6.07 shall survive the termination of this Agreement for any reason.

Section 6.08 Company and GF Securities Listings.

(a) From the date hereof through the Closing, GF shall use its reasonable best efforts to ensure GF remains listed as a public company on, and for GF Class A Common Shares and GF Warrants (but, in the case of GF Warrants, only to the extent issued as of the date hereof) to be listed on, the NYSE. Prior to the Closing Date, GF shall cooperate with the Company and use reasonable best efforts to take such actions as are reasonably necessary or advisable to cause the GF Class A Common Shares to be delisted from the NYSE.

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(b) From the date hereof through the Closing, GF shall use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under any Applicable Legal Requirements.

(c) The Company shall use its reasonable best efforts to cause: (i) the Company’s initial listing application with the NYSE in connection with the Transactions to have been approved; (ii) the Company to satisfy all applicable initial listing requirements of the NYSE; and (iii) the Company ADSs and the Company AD Warrants to be approved for listing on the NYSE (and GF shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 6.09 No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries and the Company Shareholders not to, and shall direct its employees, agents, officers, directors, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than GF and its agents, representatives and advisors) concerning (A) any merger or sale of ownership interests of the Company (whether by recapitalization or a similar transaction or otherwise) pursuant to which any Person(s) acquires, directly or indirectly, twenty percent (20%) or more of the voting power of the equity securities of the Company, (B) twenty percent (20%) or more (based on the fair market value thereof, as determined by the board of directors of the Company) of the assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries or (C) or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company pursuant to which any Person (other than GF Stockholders) would own, directly or indirectly, twenty percent (20%) or more of the equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, GF shall not, and shall direct its Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Shareholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of GF, recapitalization or other business combination transaction (each, an “GF Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an GF Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding an GF Business Combination. GF shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any GF Business Combination.

(c) Each Party shall promptly (and in no event later than forty-eight (48) hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or GF Business Combination, as applicable (including the identity of the Person making such

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inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or GF Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission.

Section 6.10 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice thereof to the Trustee (which notice GF shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, GF: (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) shall make all appropriate arrangements to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the termination letter substantially in the applicable form attached to the Trust Agreement, including all amounts payable: (A) to holders of GF Class A Common Shares pursuant to the GF Stockholder Redemptions; and (B) for income tax or other tax obligations of GF prior to the Closing; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein. GF shall keep the Company reasonably informed of all updates, developments and results of the redemption of any shares of GF Class A Common Shares received by GF in connection with the GF Stockholder Redemptions and shall not change the deadline for such redemption without the Company’s prior written consent.

Section 6.11 Directors’ and Officers’ Liability Insurance.

(a) All rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers of GF (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in GF’s Organizational Documents or under any indemnification agreement such D&O Indemnified Parties may have with GF, in each case, as in effect as of immediately prior to the date of this Agreement, shall survive the Closing and shall continue in full force and effect for a period of six (6) years from the Closing Date. For a period of six (6) years from the Closing Date, the Company shall cause the Surviving Company (or another Group Company at the Company’s election) to maintain in effect the exculpation, indemnification and advancement of expenses provisions of GF’s Organizational Documents as in effect immediately prior to the date of this Agreement, and the Company shall, and shall cause the applicable Group Company to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(b) Prior to the Closing, GF shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of GF currently covered by a directors’ and officers’ liability insurance policy of GF on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six (6)-year period following the Closing. If GF fails to obtain such D&O Tail prior to the Effective Time, the Company shall or shall cause the Surviving Company to obtain such a D&O Tail, provided that GF shall not, and the Company or the Surviving Company shall not be obligated to, pay a premium in excess of three hundred percent (300%) of the most recent annual premium paid by GF with respect to its directors’ and officers’ liability insurance policy prior to the date of this Agreement, but shall purchase the maximum coverage reasonably available for three hundred percent (300%) of the most recent annual premium paid by GF prior to the date of this Agreement. The Company shall, and shall cause the Surviving Company to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by GF, and no other Party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.11(b).

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(c) On the Closing Date, the Company shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and GF with the post-Closing directors of the Company and the Surviving Company, which indemnification agreements shall continue to be effective following the Closing.

(d) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under GF’s Organizational Documents, any other indemnification arrangement, any Applicable Legal Requirement or otherwise. The obligations of GF and the Company under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.11 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.11.

(e) If after the Closing, the Surviving Company or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, the Company shall use reasonable best efforts to make proper provisions for the successors and assigns of such Group Company, as applicable, to assume the obligations set forth in this Section 6.11.

Section 6.12 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes, fees and costs (including, for the avoidance of doubt, any Taxes imposed under Section 4501 of the Code (as amended by the Inflation Reduction Act of 2022, H.R. 5376)) (“Transfer Taxes”) that become payable by any of the Parties in connection with or by reason of the execution of this Agreement and the Transactions shall constitute Transaction Costs. The Party responsible for filing any necessary Tax Returns with respect to Transfer Taxes under Applicable Legal Requirements shall cause such Tax Returns to be filed, and if required by Applicable Legal Requirements, the other Parties shall join in the execution of any such Tax Returns.

(b) If the SEC requires that a Tax opinion be prepared and submitted in connection with the Registration Statement, Proxy Statement/Prospectus and any other filings to be made with the SEC in connection with the Transactions, whether as an exhibit to the Registration Statement or otherwise, and if such a Tax opinion is being provided by a Tax counsel, the Parties hereto shall, and shall cause their Affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such Tax opinion and (ii) deliver to such counsel, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such Party and such counsel dated as of the date requested by such counsel, containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion; provided, that, notwithstanding anything herein to the contrary, nothing in this Agreement shall require any counsel to the Company or its advisors to provide an opinion with respect to any Tax matters relating to or affecting GF or the GF Stockholders, including that the relevant portions of the Transactions qualify for their respective Intended Tax Treatments; provided, further, that neither this provision nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.

(c) The Parties agree that this Agreement is a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a).

(d) The Company acknowledges that any GF Stockholder who is a “five-percent transferee shareholder” (as defined in Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) of the Company immediately after the Closing may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with Treasury Regulation Section 1.367(a)-8 (a “5% GRA Stockholder”). Upon the written request of any 5% GRA Stockholder made following the Closing Date, the Company shall use commercially reasonable efforts to

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(i) furnish such 5% GRA Stockholder, at such 5% GRA Stockholder’s cost and expense (with respect to the out-of-pocket cost and expense of the Company and GF), such information as such 5% GRA Stockholder reasonably requests and that is readily available to the Company in connection with such 5% GRA Stockholder’s preparation of a gain recognition agreement with respect to the Transactions (provided, that any such information shall be provided on a non-reliance basis), and (ii) provide such 5% GRA Stockholder with the information reasonably requested by such 5% GRA Stockholder for purposes of determining whether there has been a “triggering event” pursuant to Treasury Regulations Section 1.367(a)-8(j)(1) with respect to such 5% GRA Stockholder.

(e) Following the Closing, the Company shall (x) use commercially reasonable efforts to cause GF to maintain at least seven million dollars ($7,000,000.00) of net assets and (y) not permit GF to liquidate, in each case of clause (x) and clause (y), for a period of at least two (2) years after the Closing Date.

Section 6.13 Section 16 Matters. Prior to the Effective Time, the Parties hereto and their respective boards of directors, or appropriate committees of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, as applicable, shall adopt resolutions consistent with the interpretive guidance of the SEC so that the acquisition of Company Ordinary Shares pursuant to this Agreement and the other agreements contemplated hereby by any person who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) at the Effective Time shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 6.14 Termination of Certain Agreements. At the Effective Time, the Contracts entered into between GF and certain GF Stockholders set forth on Section 6.14 of the Company Disclosure Letter and all Liabilities and obligations of GF pursuant thereto shall be terminated.

Section 6.15 Organizational Documents. Prior to the Closing, the Company shall adopt the Articles Amendment, substantially in the form attached hereto as Exhibit A, in accordance with the provisions thereof and the applicable provisions of the Turkish Commercial Code.

Section 6.16 Warrant Agreement. Immediately prior to the Effective Time, the Company, GF, and the Trustee shall enter into an assignment and assumption agreement pursuant to which GF shall assign to the Company all of its rights, interests, and obligations in and under the Warrant Agreement and the terms and conditions of the Warrant Agreement shall be amended and restated (the “Amended and Restated Warrant Agreement”) to, among other things, reflect the assumption of the GF Warrants by the Company as set forth in Section 2.08(d).

Section 6.17 Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the other Transaction Agreements or the Transactions contemplated hereby or thereby is brought or threatened in writing against either the Company or GF, or any of the respective members of their boards of directors, after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company or GF, as applicable, shall promptly notify the other Party in writing of any such Transaction Litigation and shall keep such other Party reasonably informed with respect to the status thereof. The Party subject to the Transaction Litigation shall give the other Party the opportunity to participate in the defense of any Transaction Litigation (at the other Party’s own cost and expense) and keep the other Party reasonably apprised of, and consult with such other Party (and consider in good faith such Party’s advice), with respect to, proposed strategy and any material decisions related thereto. Neither the Company nor GF shall settle or agree to settle any Transaction Litigation without the other Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.18 Certain Financial Information. GF shall use reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of GF, the Company in its timely preparation of any other financial information or

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statements (including customary pro forma financial statements) that are required to be included in the Registration Statement, Proxy Statement/Prospectus and any other filings to be made by the Company with the SEC in connection with the Transactions and (ii) to obtain the consents of its auditors in accordance with Applicable Legal Requirements or requested by the SEC.

Section 6.19 Post-Closing Board of Director. The Company shall use commercially reasonable efforts to take all actions reasonably necessary to, and GF shall reasonably cooperate with the Company to, cause the board of directors of the Company, immediately after the Effective Time (the “Closing Company Board”) to consist of seven (7) directors, which shall include (i) two (2) directors designated solely by the Sponsor (both of which shall qualify as an “independent director” pursuant to NYSE requirements) and (ii) at least three (3) directors who qualify as “independent directors” pursuant to NYSE requirements in the aggregate.

Section 6.20 Equity Incentive Plan. Prior to the Closing Date, the Company shall approve and adopt, subject to approval of the board of directors of the Company and external compensation consultant firm, the “New Equity Incentive Plan”, based on the terms and conditions as reasonably mutually agreed upon between GF and the Company, to be effective upon and following the Closing. The New Equity Incentive Plan shall provide for an aggregate share reserve customary for a publicly listed company.

Section 6.21 Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement, the Company shall use commercially reasonable efforts to obtain from a “big four” accounting firm PCAOB compliant audited financial statements for the Company’s fiscal year ending December 31, 2021, as well as such other financial statements of the Company that are required to be included in the Registration Statement, in each case, that satisfy SEC filing requirements for the Registration Statement (including the Proxy Statement) and are prepared in accordance with IFRS (the “Required Financial Statements”). From the date hereof until the Proxy Statement clearance date, the Company shall deliver to GF accurate copies of any unaudited, unreviewed management accounts and financial statements of the Company that are delivered to the board of directors of the Company in the ordinary course of business, with such delivery to occur promptly following their delivery to the board of directors of the Company within a reasonable period of time following the end of each fiscal quarter of the Company ending after the date of this Agreement and prior to the Proxy Statement clearance date.

Section 6.22 Post-Merger Transactions. Immediately after the Merger, GF, HoldCo, IntermediateCo, FinCo, and the Company Shareholders shall effect the transactions set forth in Section 6.22 of the Company Disclosure Letter (the “Post-Merger Transactions”).

Section 6.23 Financing.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing, GF may execute subscription agreements, forward purchase agreements, non-redemption agreements or backstop agreements with potential investors in order to satisfy the condition set forth in Section 7.02(d). If GF desires to seek such financing (the “Potential Financing”), the Company and each Company Shareholder agrees, and shall cause the appropriate officers and employees thereof, to use commercially reasonable efforts to cooperate in connection with the arrangement of such Potential Financing (including the satisfaction of the conditions precedent set forth therein) as may be reasonably requested by GF, including by (i) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and locations and upon reasonable advance notice; (ii) assisting with the preparation of customary materials for actual and potential investors, rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with such financing; provided, that, the Company shall have the right to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) any such materials prior to their distribution; (iii) taking or appointing a representative of GF to take all corporate actions, subject to the occurrence of the Closing,

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reasonably requested by GF to permit the consummation of the Potential Financing immediately prior to or following the Closing Date; (iv) providing the Required Financial Statements and such other financial information regarding the Company that is readily available or within the Company’s possession and as is reasonably requested in connection with arrangement of such financing; and (v) otherwise reasonably cooperating in GF’s efforts to obtain such Potential Financing. The Potential Financing shall be on terms determined by GF and consented to in writing by the Company. In no event will the Potential Financing include the sale, purchase or transfer of debt, equity-linked securities or preferred equity from either GF or the Company. Notwithstanding anything to the contrary set forth in this Agreement, including Section 5.02, (x) GF may enter into or consummate any Common Equity Financing without the consent of or approval by the Company and (y) GF shall not enter into or consummate any Non-Common Equity Financing without the consent of or approval by the Company, which consent or approval may be withheld by the Company in its sole discretion.

(b) In the event a Potential Financing is executed, GF shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the agreements governing the Potential Financing on the terms and conditions described therein, including: (i) using its commercially reasonable efforts to satisfy in all material respects on a timely basis all conditions and covenants applicable to GF in the agreements and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the agreements (other than conditions that GF controls the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummating the transactions contemplated by the agreements at or prior to the Closing; and (iii) with respect to enforcing its rights under the agreements in the event that all conditions in the agreements (other than conditions that GF controls the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable investors to contribute to GF the applicable portion of the investment amount set forth in the agreements at or prior to the Closing. Without limiting the generality of the foregoing, GF shall give the Company prompt (and, in any event within five Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with notice, could give rise to any breach or default) by any party to any Potential Financing agreement known to GF; (B) of the receipt of any written notice or other communication from any party to any agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by such party to any agreement or any provisions of any agreement; and (C) if GF does not expect to receive all or any portion of the investments on the terms or in the manner contemplated by the agreements.

(c) Subject to agreement on terms that are satisfactory to the Company and GF, in order to provide certain redemption alternatives in connection with GF Stockholder Approval, the Company and GF intend to make available to GF Stockholders the option to (i) continue to hold their shares of GF Class A Common Stock, (ii) elect to redeem their GF Class A Common Stock in accordance with the GF Certificate of Incorporation or (iii) convert their GF Class A Common Stock into a newly issued security to be comprised of a combination of shares of GF Class A Common Stock and convertible notes. The Company and GF intend for the newly issued security referred to in (iii) to entitle such GF Stockholder to receive a portion of the value of its shares in the form of GF Class A Common Stock and a portion in the form of registered convertible notes, with both a cash coupon, a conversion premium, and other material terms that will be mutually agreed by to do any activity that could have a material impact, including ordinary business activities over a certain threshold dollar amount.

Section 6.24 Management Agreement. Immediately after Closing, GF and the Company shall enter into a management agreement, in the form to be mutually agreed (in good faith) by GF and the Company, pursuant to which GF shall provide certain services to the Company in consideration for arm’s length management fees.

Section 6.25 Public Filings. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing, GF will keep current and timely file all of the forms, reports, schedules, statements and other documents required to be filed or furnished with the SEC, including all necessary amendments and supplements thereto, and otherwise comply in all material respects with its reporting obligations under applicable Laws (the “Additional SEC Reports”). All

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such Additional SEC Reports (including any financial statements or schedules included therein) (i) shall be prepared in all material respects in accordance with either the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) assuming the truth and completeness of any information provided to GF by or on behalf of the Company, at the time they are filed, or, if amended, as of the date of such amendment, contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. As used in this Section 6.25, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE. Any Additional SEC Reports which discuss or refer to this Agreement or the transactions contemplated by this Agreement, the contents of which are inconsistent with that of, or otherwise not disclosed in, any prior or contemporaneous press release or public announcement by the Company or GF (or any of their respective Affiliates) in compliance with this Agreement (other than any current report on Form 8-K, with respect to which the proviso in this sentence shall apply and no consent shall be required) shall be subject to the prior review and approval of the Company (which approval shall not to be unreasonably withheld, delayed or conditioned); provided, that in the case of a current report required to be filed by GF on Form 8-K, GF shall, prior to the filing of any such current report on Form 8-K, consult with the Company as to the timing and contents of such current report on Form 8-K.

Section 6.26 Post-Signing Activities. Prior to Closing, the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions set forth in Section 6.26 of the Company Disclosure Letter.

Section 6.27 Articles Amendment. The Company and GF agree to continue good faith discussions regarding the profit and dividend payments under Article 13 of the Articles Amendment and, prior to Closing, will make any mutually agreed amendments thereto prior to adoption by the Company at the Closing, taking into account, among other things, tax, structuring, regulatory and public markets considerations. For the avoidance of doubt, in the absence of any such mutually agreed amendment, the Articles Amendment will be adopted by the Company at the Closing.

ARTICLE VII

CONDITIONS TO THE TRANSACTION

Section 7.01 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived, to the extent permitted by Applicable Legal Requirements, in writing, by any of the Parties:

(a) Each of the Company Approval, the Merger Sub Shareholder Approval and the GF Stockholder Approval shall have been obtained.

(b) GF shall have at least $5,000,001 of net tangible assets immediately after giving effect to the GF Stockholder Redemptions upon the Closing.

(c) No provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining Order prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect or shall be threatened in writing by a Governmental Entity.

(d) The Company ADSs and Company AD Warrants to be issued in connection with the Closing shall be approved for listing upon the Closing on the NYSE, subject only to official notice of issuance thereof.

(e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the

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Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(f) The Required Regulatory Approvals shall have been obtained.

Section 7.02 Additional Conditions to Obligations of the Company and Merger Sub. The obligations of the Company and Merger Sub to consummate, or cause to be consummated, and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, to the extent permitted by Applicable Legal Requirements, in writing, exclusively by the Company:

(a) (i) The Fundamental Representations of GF shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “GF Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) all other representations and warranties of GF set forth in Article IV (other than the representations and warranties set forth in Section 4.08(c)(iii)) hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “GF Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of GF to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a GF Material Adverse Effect; and (iii) the representations and warranties set forth in Section 4.08(c)(iii) shall be true and correct as of the date of this Agreement.

(b) GF shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied by it on or prior to the Closing Date, in each case in all material respects.

(c) GF shall have delivered a certificate, signed by an authorized officer of GF and dated as of the Closing Date, certifying as to the matters set forth in Section 7.02(a) and Section 7.02(b) to the Company.

(d) The Available Cash shall be at least Thirty Million Dollars ($30,000,000).

(e) GF shall have delivered, or shall have caused to be delivered, to the Company those items to be delivered to the Company on or prior to the Closing set forth in Section 1.03(a).

Section 7.03 Additional Conditions to the Obligations of GF. The obligations of GF to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, to the extent permitted by Applicable Legal Requirements, in writing, exclusively by GF:

(a) (i) The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) all other representations and warranties of the Company set forth in Article III (other than the representations and warranties set forth in Section 3.08(b)) hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained

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herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect; and (iii) the representations and warranties set forth in Section 3.08(b) shall be true and correct as of the date of this Agreement.

(b) The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied by it at or prior to the Closing Date, in each case, in all material respects.

(c) No change, event, state of facts, development or occurrence shall have occurred since the date of this Agreement, that, individually or in the aggregate with all other changes, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing.

(d) The Company shall have delivered, or caused to be delivered, a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

(e) The Pre-Closing Reorganization shall have been completed in accordance with the terms set forth in Section 2.01 of the Company Disclosure Letter.

(f) The Stock Split shall have been completed in accordance with Section 2.02 and the Company’s Organizational Documents.

(g) The Company shall have delivered, or caused to be delivered, payoff letters and termination agreements to the existing three credit facility agreements with Halkbank A.Ş., duly executed by Halkbank A.Ş.

(h) The Company shall have delivered, or shall have caused to be delivered, to GF those items to be delivered to GF on or prior to the Closing set forth in Section 1.03(b).

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of GF and the Company at any time;

(b) by either GF or the Company if (i) the Transactions shall not have been consummated prior to September 30, 2023, or (ii) if no GF Extension Approval is obtained on December 16, 2022 (the earlier date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c) by either GF or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;

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(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of GF, or if any representation or warranty of GF shall have become untrue, in either case such that the conditions set forth in Section 7.02(a) or (b) would not be satisfied; provided, that, if such breach by GF is curable by GF prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 8.01(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to GF of such breach; and (ii) the Outside Date; provided, further, that GF continues to exercise reasonable best efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.01(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by GF is cured during such 30-day period such that the applicable conditions set forth in Section 7.02(a) or (b) shall be satisfied);

(e) by GF, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or Merger Sub or if any representation or warranty of the Company or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) or (b) would not be satisfied; provided, that, if such breach is curable by the Company or Merger Sub prior to the Closing, then GF must first provide written notice of such breach and may not terminate this Agreement under this Section 8.01(e) until the earlier of: (i) 30 days after delivery of written notice from GF to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company or Merger Sub, as applicable, continues to exercise reasonable best efforts to cure such breach (it being understood that GF may not terminate this Agreement pursuant to this Section 8.01(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by the Company or Merger Sub, as applicable, is cured during such 30-day period such that the applicable conditions set forth in Section 7.03(a) or (b) shall be satisfied);

(f) by either GF or the Company, if, at the GF Stockholder Meeting (including any adjournments thereof), the GF Transaction Proposals are not duly adopted by the GF Stockholders by the requisite vote under the Applicable Legal Requirements and GF’s Organizational Documents;

(g) by either GF or the Company, if, at the Company general assembly meeting (including any adjournments thereof), certain Company Transaction Proposals set forth in the Shareholder Statement are not duly adopted by the Company Shareholders by the requisite vote under any Applicable Legal Requirements and the Company’s Organizational Documents;

(h) by the Company, if there has been a Change in Recommendation;

(i) by the Company, on and after the date that is forty (40) days following the effectiveness of the Registration Statement, if the condition set forth in Section 7.02(d) has not been satisfied;

(j) By GF, if the Company has not delivered to GF, by March 31, 2023, the Required Financial Statements; or

(k) by the Company or GF, on and after the date that is thirty (30) days following the date in which GF receives a notification from the NYSE that the Company will be subject to a “seasoning period” under the NYSE’s rules, such that the Company will not be eligible to be listed on the NYSE prior to the Outside Date.

Section 8.02 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 8.01 above shall be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 8.01, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 6.05(a), Section 6.07, this Section 8.02, Article X and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any willful breach of this Agreement or intentional fraud in the making of the representations and warranties in this Agreement.

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ARTICLE IX

NO SURVIVAL

Section 9.01 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 9.01 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to intentional fraud in the making of the representations and warranties by such Person in Article III or Article IV, as applicable.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date sent, if sent by email, to the addresses below; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to the Company, HoldCo, IntermediateCo, FinCo or Merger Sub, or GF following the Closing, to:

MNG Havayolları ve Taşımacılık A.Ş.

Headquarter WOW Convention Center İDTM

Yeşilköy/Bakırköy, Istanbul/Turkey 34149

Attention: Ali Sedat Özkazanç, Emre Mazanoğlu

Email: sedat.ozkazanc@mngairlines.com, emre.mazanoglu@mapa.group with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attention: Matthew Kautz; Elliott Smith

Email: mkautz@whitecase.com; elliott.smith@whitecase.com

if to GF, prior to the Closing, to:

Golden Falcon Acquisition Corp.

850 Library Avenue, Suite 204, Newark, Delaware 19711

Attention: Makram Azar, Scott Freidheim, Douglas Berkman

Email: Makram@goldenfalconcorp.com, Scott@goldenfalconcorp.com,

Douglas@goldenfalconcorp.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig LLP

1 Vanderbilt Ave

New York, New York 10017

Attention: Jason Simon and Michael Helsel

Email: simons@gtlaw.com; helselm@gtlaw.com

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or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 10.02 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement shall include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project Merlin” online datasite hosted by Donnelley Financial Solutions (DFIN) or otherwise provided to GF or its Representatives in electronic form, in each case, at least two (2) days prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars. References to “stocks” in this Agreement shall mean equity interests of the relevant entity, including shares of a Delaware company.

Section 10.03 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 10.04 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 6.11 and Section 10.14 (which shall be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 10.05 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Applicable Legal Requirement: (a) such provision shall be fully severable; (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the

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remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 10.06 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing or valid termination of this Agreement, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance shall not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it shall not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 10.07 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to conflict of laws principles.

Section 10.08 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware, or if such court declines jurisdiction, then to any federal court located in Wilmington, Delaware or any appellate court therefrom in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.01. Notwithstanding the foregoing in this Section 10.08, any Party may

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commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an Order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 10.09 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

Section 10.10 Expenses.

(a) If the Closing occurs, except as otherwise set forth herein, all Transaction Costs shall be paid by the Company; provided, that the Sponsor shall forfeit a number of GF Class B Common Shares that equals: ((The amount that GF Transaction Costs and Unpaid GF Liabilities exceed $10,000,000 divided by two) divided by ten) minus the number of GF Class B Common Shares that the Company consents to being transferred by the Sponsor in connection with a Potential Financing in accordance with Section 6.23. Notwithstanding anything to the contrary set forth herein, any costs, fees or expenses incurred by GF in connection with any Non-Common Equity Financing shall not count towards the $10,000,000 cap for purposes of determining the number of Sponsor’s GF Class B Common Shares subject to forfeiture; provided, that, such Non-Common Equity Financing and all costs, fees or expenses incurred by GF in connection with such Non-Common Equity shall require the consent of or approval by the Company pursuant to the terms set forth in Section 6.23(a).

(b) If the Merger and the other Transactions shall not be consummated, all expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in the anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions shall be paid by the Party incurring such expenses. Notwithstanding the foregoing, GF and the Company shall each pay one-half of (a) all expenses relating to all SEC and other regulatory filing fees incurred in connection with the Transactions, including the filing fees associated with filings pursuant to Antitrust Laws (if any); (b) all expenses incurred in connection with printing, mailing, and soliciting proxies with respect to the Registration Statement and Proxy Statement (including the cost of all copies thereof and any amendments thereof or supplements thereto); and (c) expenses incurred in connection with any filings with or approvals from NYSE in connection with the Transactions, in each case as such expenses shall be incurred or otherwise be due and payable.

Section 10.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the

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other Parties. Subject to the first sentence of this Section 10.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 10.13 Extension; Waiver. At any time prior to the Closing, the Company (on behalf of itself, and Merger Sub), on the one hand, and GF may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 10.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any Liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Applicable Legal Requirement or otherwise. The provisions of this Section 10.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 10.14. This Section 10.14 shall be binding on all successors and assigns of Parties.

Section 10.15 Legal Representation. GF and the Company hereby agree on behalf of their respective directors, members, partners, officers, employees and Affiliates (including after the Closing, the Surviving Company), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that, in the event of a dispute with respect to the Transaction Agreements or the Transactions arises after the Closing between or among (a) GF Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Company or any Company Subsidiary) (collectively, the “GF Group”), on the one hand, and (b) the Surviving Company and/or a Group Company, on the other hand, that White & Case LLP (or any successor) or Greenberg Traurig LLP (or any successor) may represent the GF Group, notwithstanding its representation (or any continued representation) of GF or other Waiving Parties, and each of GF and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and shall not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of GF and the Company, for itself and the Waiving Parties, hereby further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, any Transaction Agreements or the Transactions contemplated or thereby) between or among GF and/or any other member of the GF Group, on the one hand, and White & Case LLP (or any successor) or Greenberg Traurig LLP (or any successor), on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the GF Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with GF or another member of the GF Group under a common interest agreement shall remain the privileged communications or information of the Surviving Company following the Closing.

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Section 10.16 Disclosure Letters and Exhibits. The Company Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter; or (b) it is reasonably apparent on the face of such disclosure that such information would qualify another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or GF, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Applicable Legal Requirement, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of the Company and Merger Sub or GF, as applicable. In addition, under no circumstances shall the disclosure of any matter in the Company Disclosure Letter, where a representation or warranty of the Company is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect. The Company shall not be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter, which otherwise is not required to be disclosed by this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

GOLDEN FALCON ACQUISITION CORP.

By:	/s/ Makram Azar
Name: Makram Azar
Title: CEO

[Signature Page to Business Combination Agreement]

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MERLIN HOLDCO, LLC

By:	/s/ Ali Sedat Özkazanç
Name: Ali Sedat Özkazanç
Title: President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Emre Mazanoğlu
Title: Vice President and Secretary

[Signature Page to Business Combination Agreement]

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MERLIN INTERMEDIATECO, LLC

By:	/s/ Ali Sedat Özkazanç
Name: Ali Sedat Özkazanç
Title: President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Emre Mazanoğlu
Title: Vice President and Secretary

[Signature Page to Business Combination Agreement]

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MERLIN FINCO, LLC

By:	/s/ Ali Sedat Özkazanç
Name: Ali Sedat Özkazanç
Title: President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Emre Mazanoğlu
Title: Vice President and Secretary

[Signature Page to Business Combination Agreement]

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MERLIN MERGER SUB, INC.

By:	/s/ Ali Sedat Özkazanç
Name: Ali Sedat Özkazanç
Title: President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Emre Mazanoğlu
Title: Vice President and Secretary

[Signature Page to Business Combination Agreement]

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MNG HAVAYOLLARI VE TAŞIMACILIK A.Ş.

By:	/s/ Mehmet Nazif Günal
Name: Mehmet Nazif Günal
Title: Chairman of the Board of Directors

[Signature Page to Business Combination Agreement]

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FINAL FORM

SCHEDULE A

Defined Terms

Section 1 Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“5% GRA Shareholder”	Section 6.12(d)
“Action”	Schedule A
“Additional SEC Reports”	Section 6.25
“ADR”	Section 2.09(a)
“ADR Facility”	Section 2.09(a)
“Affiliate”	Schedule A
“Agreement”	Preamble
“Aircraft”	Section 3.06(b)
“Amended and Restated Warrant Agreement”	Section 6.16
“Anti-Corruption Laws”	Schedule A
“Antitrust Laws”	Section 6.03(a)
“Applicable Legal Requirements”	Schedule A
“Articles Amendment”	Recitals
“Audited Annual Financial Statements”	Section 3.07(a)
“Aviation Authority”	Section 3.06
“Balance Sheet”	Section 3.07
“Benefit Plan”	Schedule A
“Blue Sky Laws”	Section 3.05(b)
“Book-Entry Share”	Section 2.10(b)
“Book-Entry Warrant”	Section 2.10(c)
“Business Combination Proposal”	Schedule A
“Business Day”	Schedule A
“Certificate of Merger”	Section 2.03
“CFIUS”	Schedule A
“CFIUS Clearance”	Schedule A
“CFIUS Declaration”	Schedule A
“CFIUS Notice”	Schedule A
“CFIUS Request”	Schedule A
“CFIUS Transactions”	Schedule A
“Change in Recommendation”	Section 6.01(c)
“Closing”	Section 1.01
“Closing Company Board”	Section 6.19
“Closing Date”	Section 1.01
“Closing Press Release”	Section 6.04(b)
“Code”	Schedule A
“Common Equity Financing”	Schedule A
“Company”	Preamble
“Company AD Warrant Recipients”	Section 2.09(b)
“Company AD Warrants”	Schedule A
“Company ADS”	Schedule A
“Company ADS Agent”	Section 2.09(b)
“Company ADS Recipients”	Section 2.09(b)
“Company Approval”	Schedule A
“Company Business Combination”	Section 6.09

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FINAL FORM

“Company Closing Cash”	Schedule A
“Company Closing Indebtedness”	Schedule A
“Company Closing Statement”	Section 1.02(b)
“Company Disclosure Letter”	Article III
“Company Domain Name”	Section 1.03(b)(v)
“Company IT Systems”	Schedule A
“Company-Licensed IP”	Schedule A
“Company Majority Shareholder”	Schedule A
“Company Material Adverse Effect”	Schedule A
“Company Material Contract”	Section 3.16(a)
“Company Ordinary Share”	Schedule A
“Company-Owned IP”	Schedule A
“Company Permit”	Section 3.06(a)
“Company Pre-Closing Notice of Disagreement”	Section 1.02(a)
“Company Shareholder”	Schedule A
“Company Special Meeting”	Section 8.01(g)
“Company Subsidiary”	Schedule A
“Company Transaction Costs”	Schedule A
“Company Transaction Proposals”	Schedule A
“Company Value”	Schedule A
“Company Warrant”	Schedule A
“Confidentiality Agreement”	Schedule A
“Contract”	Schedule A
“Copyrights”	Schedule A
“COVID-19”	Schedule A
“COVID-19 Measures”	Schedule A
“Customs & International Trade Laws”	Section 3.18(a)
“D&O Indemnified Party”	Section 6.11(a)
“D&O Tail”	Section 6.11(b)
“Deposit Agreement”	Section 2.09(a)
“Depositary Bank”	Section 2.09(a)
“DGCL”	Recitals
“Domain Names”	Schedule A
“DPA”	Schedule A
“Effective Time”	Section 2.03
“Eligible Transfers”	Recitals
“Employment Agreement”	Schedule A
“Environmental Law”	Schedule A
“Environmental Permits”	Section 3.15(a)
“ERISA”	Schedule A
“Exchange Act”	Schedule A
“Exchange Agent”	Section 2.10(a)
“Exchange Agent Agreement”	Section 2.10(a)
“Excluded Share”	Section 2.08(f)
“Exercising Warrantholders”	Section 2.09(c)
“Extension Proposal”	Schedule A
“Ex-Im Laws”	Schedule A
“FDI Approvals”	Section 6.03(a)
“FDI Clearance Laws”	Section 6.03(a)
“Financial Statements”	Section 3.07(b)

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FINAL FORM

“FinCo”	Recitals
“Form F-6”	Section 6.01(e)
“Founder Registration Rights Agreement”	Schedule A
“Fully-Diluted Company Share Amount”	Schedule A
“Fundamental Representations”	Schedule A
“GAAP”	Schedule A
“GF”	Section 10.15
“GF Board”	Recitals
“GF Business Combination”	Section 6.09(b)
“GF Certificate of Incorporation”	Schedule A
“GF Class A Common Shares”	Recitals
“GF Class B Common Shares”	Recitals
“GF Class B Conversion”	Recitals
“GF Closing Statement”	Section 1.02(a)
“GF Disclosure Letter”	Article IV
“GF Group”	Section 10.15
“GF Liabilities”	Schedule A
“GF Material Adverse Effect”	Schedule A
“GF Material Contracts”	Section 4.19(a)
“GF Organizational Documents”	Schedule A
“GF Pre-Closing Notice of Disagreement”	Section 1.02(b)
“GF Preferred Shares”	Section 4.03(a)
“GF Private Placement Warrants”	Schedule A
“GF Public Warrants”	Schedule A
“GF SEC Reports”	Section 4.07(a)
“GF Shares”	Schedule A
“GF Stockholder”	Schedule A
“GF Stockholder Approval”	Schedule A
“GF Stockholder Meeting”	Section 6.01(a)
“GF Stockholder Redemptions”	Section 1.02
“GF Transaction Costs”	Schedule A
“GF Transaction Proposals”	Schedule A
“GF Units”	Schedule A
“GF Warrants”	Schedule A
“Governmental Entity”	Schedule A
“Group Companies”	Schedule A
“HoldCo”	Preamble
“HSR Act”	Schedule A
“IFRS”	Section 3.07(a)
“Indebtedness”	Schedule A
“Insurance Policies”	Section 3.17(a)
“Intellectual Property”	Schedule A
“Intended Tax Treatment”	Recitals
“intentional fraud”	Schedule A
“IntermediateCo”	Preamble
“Intervening Event”	Schedule A
“Intervening Event Change in Recommendation”	Section 6.01(c)
“Intervening Event Notice Period”	Section 6.01(c)
“Investment Company Act”	Schedule A
“IP Contract”	Schedule A

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FINAL FORM

“IPO Prospectus”	Schedule A
“IRS”	Section 1.03(a)(iii)
“JOBS Act”	Schedule A
“Knowledge”	Schedule A
“Lease”	Section 3.12(b)
“Leased Real Property”	Section 3.12(b)
“Legal Proceeding”	Section 3.12
“Liability”	Schedule A
“Lien”	Schedule A
“Non-Common Equity Financing”	Schedule A
“Merger”	Recitals
“Merger Consideration”	Section 2.08(b)(ii)
“Merger Sub”	Preamble
“Merger Sub Shareholder Approval”	Recitals
“Merger Sub Shares”	Section 2.08(c)
“New Equity Incentive Plan”	Section 6.20
“NYSE”	Schedule A
“Open Source Software”	Schedule A
“Order”	Schedule A
“Organizational Documents”	Schedule A
“Outside Date”	Section 8.01(b)
“Parties”	Preamble
“Patents”	Schedule A
“Payment Spreadsheet”	Section 1.02(d)
“Permitted Lien”	Schedule A
“Person”	Schedule A
“Per Share Company Value”	Schedule A
“Personal Data”	Schedule A
“Post-Merger Transactions”	Section 6.22
“Potential Financing”	Section 6.23
“Pre-Closing Reorganization”	Recitals
“Privacy/Data Security Requirements”	Section 3.13(a)
“Proxy Statement”	Section 6.01(a)
“Reciprocal License”	Schedule A
“Redemption Rights”	Schedule A
“Registration Rights and Lock-Up Agreement”	Recitals
“Registration Statement”	Section 6.01(a)
“Related Parties”	Schedule A
“Remedies Exceptions”	Section 3.04
“Representatives”	Section 6.09(a)
“Required Financial Statements”	Section 6.21
“Required Regulatory Approvals”	Section 6.03
“Required Regulatory Filings”	Section 6.03
“SEC”	Schedule A
“Securities Act”	Schedule A
“Service Provider”	Schedule A
“Shareholder Loan”	Schedule A
“Shareholder Statement”	Recitals
“Signing Press Release”	Section 6.04(b)
“Solinair”	Schedule A

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FINAL FORM

“Solinair Investment Amount”	Schedule A
“Software”	Schedule A
“Split Factor”	Schedule A
“Sponsor”	Schedule A
“Sponsor Support Agreement”	Recitals
“Stock Split”	Section 2.02
“Subsidiary”	Schedule A
“Surviving Company”	Recitals
“Tax/Taxes”	Schedule A
“Tax Return”	Schedule A
“Trade Secrets”	Schedule A
“Trademarks”	Schedule A
“Transaction Agreements”	Schedule A
“Transaction Costs”	Schedule A
“Transaction Litigation”	Section 6.17
“Transactions”	Schedule A
“Transfer Taxes”	Section 6.12
“Treasury Regulations”	Schedule A
“Trust Account”	Section 4.13
“Trust Agreement”	Section 4.13
“Trust Fund”	Section 4.13
“Trustee”	Section 4.13
“Turkish Commercial Code”	Schedule A
“Turkish Enforcement and Insolvency Act”	Schedule A
“Turkish Labor Act”	Schedule A
“Unaudited Annual Financial Statements”	Section 3.07(b)
“Unit Separation”	Section 2.08(a)
“Unpaid GF Liabilities”	Schedule A
“Waiving Parties”	Section 10.15
“Warrant Agreement”	Schedule A
“Working Capital Loans”	Schedule A

Section 2 Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Action” shall mean any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” shall mean (a) the U.S. Foreign Corrupt Practices Act of 1977; (b) the UK Bribery Act 2010; (c) anti-bribery legislation promulgated by the European Union and implemented by its member states; (d) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; and (e) similar legislation applicable to the Company or any Company Subsidiary from time to time.

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“Applicable Legal Requirements” shall mean any applicable federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Available Cash” shall mean (a) all amounts in the Trust Account (after reduction of the aggregate amount of payments required to be made pursuant to Section 6.10 hereof, including, but not limited to, any payments in connection with the Redemption Rights) plus (b) all cash or cash equivalents that are received by the Company on or prior to the Closing in accordance with the terms of any Common Equity Financing.

“Aviation Authority” shall mean or has jurisdiction over, the registration, airworthiness, design, production, operation, or maintenance of any aircraft, the safety certification or regulation of air carriers, the offering or sale of air transportation, or other matters relating to civil aviation within the jurisdiction where the aircraft is operated or the air carrier has its safety certification.

“Benefit Plan” shall mean any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any bonus, stock option, stock purchase, restricted stock, other equity-based compensation, performance award, incentive, deferred compensation, health, welfare, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay, vacation, or other employee benefit plan, program or arrangement, whether written or unwritten, other than, in any case, any statutory plan, program or arrangement that is required under any Applicable Legal Requirements and maintained by any Governmental Entity.

“Business Combination Proposal” shall mean any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions), relating to a GF Business Combination.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, or Istanbul, Turkey are authorized or required by Applicable Legal Requirements to close.

“CFIUS” shall mean the Committee on Foreign Investment in the United States.

“CFIUS Clearance” shall mean (a) the receipt by the Company and GF of written notice (including by email) from CFIUS that (i) CFIUS has determined that none of the CFIUS Transactions is a “covered transaction” subject to review under the DPA, (ii) there are no unresolved national security concerns with respect to the CFIUS Transactions and CFIUS has concluded all action under the DPA with respect to such transactions, or (iii) CFIUS has determined that it is not able to conclude action under the DPA with respect to the CFIUS Transactions based on a CFIUS Declaration and the Parties may file a CFIUS Notice to seek written notification that CFIUS has concluded all such action, but CFIUS has not requested the filing of such CFIUS Notice; or (b) pursuant to the DPA, CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the CFIUS Transactions and the President has announced a decision not to suspend or prohibit such Transactions.

“CFIUS Declaration” shall mean a declaration submitted to CFIUS pursuant to 31 C.F.R. § 800.403.

“CFIUS Notice” shall mean a notice filed with CFIUS pursuant to 31 C.F.R. § 800.501.

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“CFIUS Request” shall mean CFIUS’s requesting the submission of a CFIUS Declaration or the filing of a CFIUS Notice, or otherwise notifying one or more of the Parties of the commencement of a CFIUS review under the DPA with respect to one or more of the Transactions contemplated by this Agreement.

“CFIUS Transactions” shall mean the Transaction or Transactions contemplated by this Agreement with respect to which CFIUS has provided a CFIUS Request.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Common Equity Financing” shall mean (a) any Potential Financing pursuant to which any Person agrees to purchase or invest in, for cash or cash equivalents, common or ordinary shares of GF, at Ten Dollars ($10.00) per share, or the Company, at Ten Dollars ($10.00) per share assuming that the Stock Split has occurred (when the Company Ordinary Shares are equivalent to the GF Shares) and (b) subject to the prior written consent of the Company, which consent may be withheld in its sole discretion, any other Potential Financing pursuant to which any Person agrees to purchase or invest in, for cash or cash equivalents, common or ordinary shares of GF or the Company.

“Company AD Warrants” shall mean an American depositary warrant of the Company duly and validly issued against the deposit of an underlying Company Warrant deposited with the Depositary Bank in accordance with the Deposit Agreement and representing the right to acquire one (1) Company ADS at an exercise price of $11.50 per Company ADS, subject to adjustment, terms and limitations as described in the Amended and Restated Warrant Agreement.

“Company ADS” shall mean an American Depositary Share representing one (1) Company Ordinary Share.

“Company Approval” shall mean the respective votes of the bodies required to approve the Company Transaction Proposals, as determined in accordance with Applicable Legal Requirements and the Company’s Organizational Documents.

“Company Closing Cash” shall mean, on a consolidated basis and calculated as of the open of business on the Closing Date, the aggregate consolidated amount of cash and cash equivalents, including marketable securities, short-term investments and demand deposits, on hand or in accounts of the Company and any of its Subsidiaries (net of outstanding checks) (not including (a) prepaid deposits or other similar restricted cash and (b) cash subject to any forbearance agreements).

“Company Closing Indebtedness” shall mean, on a consolidated basis and calculated as of the open of business on the Closing Date, Indebtedness of the Company and its Subsidiaries.

“Company IT Systems” shall mean all computer systems, hardware, servers, networks, data communication lines, and other information technology and telecommunications equipment and tangible assets, in each case, owned, leased, licensed, or outsourced, or otherwise used or held for use by or for any Group Company in connection with the businesses of the Group Companies.

“Company-Licensed IP” shall mean all Intellectual Property licensed to any of the Group Companies or used in the conduct or operation of the businesses of the Group Companies, as presently conducted.

“Company Majority Shareholder” shall mean Mapa Insaat ve Ticaret A.S., a joint stock company organized under the laws of Turkey.

“Company Material Adverse Effect” shall mean any change, event, state of facts, development or occurrence that, individually or in the aggregate, has had a materially adverse effect on the business, assets,

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financial condition or results of operations of the Group Companies, taken as a whole; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) acts of war, outbreak of hostilities, military actions, sabotage, civil unrest, protests, demonstrations, insurrections, riots, terrorism, cyberattacks or changes in global, national, regional, state or local political or social conditions in countries in which any of the Group Companies operate (including any escalation or worsening thereof or any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions); (b) earthquakes, hurricanes, tornados, disease, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus or any mutation or variation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement) or other natural or man-made disasters, public health emergencies or weather conditions; (c) any change, event, state of facts, development or occurrence attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities) (provided, that, this clause (c) shall not apply to any representation or warranty set forth in Section 3.05 or compliance with any of the covenants set forth in Section 5.01); (d) changes or proposed changes in Applicable Legal Requirements (or any interpretation thereof) after the date of this Agreement; (e) changes or proposed changes in IFRS or GAAP (or any interpretation thereof) after the date of this Agreement; (f) general economic, regulatory, political, business, tax or financial market conditions, including changes in credit, debt, securities, financial, capital or reinsurance markets (including changes in prices, interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States, Turkey or anywhere else in the world; (g) events or conditions generally affecting the industries or geographic areas in which any of the Group Companies operates; (h) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided, that, this clause (h) shall not prevent a determination that any change, event, state of facts, development or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (i) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement or any other Transaction Agreement; (j) any action taken, or not taken, by, or at the request of, GF or the Sponsor or any breach by GF or the Sponsor of their respective obligations; (k) any Transaction Litigation; or (l) the identity of or facts or circumstances relating to GF, the Sponsor or their respective Affiliates; provided, however, that if a change or effect related to clauses (a), (b), and (d) through (g) disproportionately adversely affects the Group Companies, taken as a whole, compared to similarly situated Persons operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred, but only to the extent of the incremental disproportionate effect on the Group Companies, taken as a whole, relative to similarly situated Persons operating in the same industry as the Group Companies.

“Company Ordinary Share” shall mean, an ordinary share of the Company after giving effect to the Stock Split.

“Company-Owned IP” shall mean all Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Shareholder” shall mean the holders of ordinary shares of the Company at the Effective Time following the consummation of the Stock Split.

“Company Subsidiary” shall mean each Subsidiary of the Company. “Company Transaction Costs” shall mean, as of any determination time, the aggregate amount of all out-of-pocket fees, commissions, costs, finder’s fees, expenses and other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, the Company in connection with the negotiation, preparation or execution of this Agreement or the other Transaction Agreements, the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel,

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accountants, brokers, investment bankers, consultants, or other agents or service providers of the Company,; and (b) any other fees, filing fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any other Transaction Agreements, in each case, whether paid or unpaid prior to the Closing.

“Company Transaction Proposals” shall mean the transactions that are subject to respective Company Approval including (a) the adoption of this Agreement and approval of the Transactions, including the authorization of the Pre-Closing Reorganization, and the Merger; (b) the effectiveness of the Stock Split; (c) the approval of the issuance of the Company Ordinary Shares issuable as Merger Consideration; (d) the election of directors to the board of directors of the Company and entry into customary indemnification agreements with the directors of the Company; (e) approval of the Articles Amendment; (f) the execution and delivery by the Company of amended indemnification agreements with the Company’s directors and officers as of immediately following the Closing Date; (g) the purchase by the Company of a D&O insurance policy, effective as of immediately following the Closing Date, covering the Company’s directors and officers as of immediately following the Closing Date; (h) the appointment of the Company’s auditors; and (i) the adoption and approval of each other proposal reasonably agreed to by GF and the Company as necessary or appropriate in connection with the consummation of the Transactions.

“Company Value” shall mean (a) Six Hundred Fifty Four Million Dollars ($654,000,000), minus (b) the Company Closing Indebtedness, plus (c) the Company Closing Cash, plus (d) the Solinair Investment Amount, plus (e) the total amount of principal and interest outstanding under the Shareholder Loan.

“Company Warrant” shall mean a warrant representing the right to acquire one Company Ordinary Share in the same form and on the same terms and conditions as the applicable GF Warrant cancelled and converted into such warrant at the Effective Time pursuant to the Amended and Restated Warrant Agreement.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of January 28, 2022, by and between GF and the Company, as amended and joined from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, in writing, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” shall mean SARS-CoV-2, coronavirus or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, mask wearing, temperature taking, personal declaration, “purple badge standard,” shut down, closure, sequester or any other Applicable Legal Requirement in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“DPA” shall mean Section 721 of the Defense Production Act of 1950, as amended, and all interim and final rules and regulations issued and effective thereunder.

“Environmental Law” shall mean any and all Applicable Legal Requirements relating to pollution or protection of the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

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“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Extension Proposal” shall mean the definitive proxy statement filed by GF on November 21, 2022 for the purpose of amending the GF Certificate of Incorporation and the Trust Agreement, in each case, to extend the time period for GF to consummate a business combination from December 22, 2022 to July 22, 2023, or such earlier date as determined by GF board of directors.

“Ex-Im Laws” shall mean all Applicable Legal Requirements relating to export, re-export, transfer, and import controls.

“Founder Registration Rights Agreement” shall mean that certain Registration Rights Agreement, dated as of October 1, 2020, by and among GF, GF Acquisition Corp GP Ltd., GF Co-Investment LLC, The Phoenix Insurance Company Ltd., The Phoenix Excellence Pension and Provident Fund Ltd., GF Crossover Partners LP, and the other parties thereto.

“Fully-Diluted Company Share Amount” shall mean, as of immediately prior to the consummation of the Stock Split, the total number of issued and outstanding Company Ordinary Shares. Fully-Diluted Company Share Amount does not include any Company Ordinary Shares issuable in any Potential Financing.

“Fundamental Representations” shall mean: (a) in the case of the Company and Merger Sub, the representations and warranties contained in Section 3.01 (Organization and Qualification), Section 3.03 (Capitalization), Section 3.04 (Authority relative to this Agreement), Section 3.20 (Brokers); and (b) in the case of GF, the representations and warranties contained in Section 4.01 (Organization and Qualification), Section 4.03 (Capitalization), Section 4.04 (Authority relative to this Agreement), Section 4.08(a) and Section 4.08(b) (Business Activities), and Section 4.11 (Brokers).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“GF Certificate of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of GF, dated December 16, 2020, as may be amended, modified or supplemented from time to time.

“GF Liabilities” shall mean, as of any determination time, the aggregate amount of Liabilities of GF that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time, including any outstanding amounts under any Working Capital Loans and any deferred underwriting fees, costs and expenses from GF’s initial public offering. Notwithstanding the foregoing or anything to the contrary herein, GF Liabilities shall not include any GF Transaction Costs incurred by or on behalf of, or otherwise payable by GF.

“GF Material Adverse Effect” shall mean any change, event, state of facts, development or occurrence, that, individually or when aggregated with other changes, events, states of facts, developments or occurrences, has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, financial condition or results of operations of GF; provided, however, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a GF Material Adverse Effect: (a) any change, event, state of facts, development or occurrence attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (provided, that, this clause (a) shall not apply to any representation or warranty set forth in Section 4.05 or compliance with any of the covenants set forth in Section 5.02); (b) changes or proposed changes in Applicable Legal Requirements after the date of this Agreement; (c) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (d) general economic, regulatory, political, business, tax or financial market conditions,

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including changes in credit, debt, securities, financial, capital or reinsurance markets (including changes in prices, interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world; or (e) any failure to meet any projections, forecasts, guidance, estimates, milestones or financial predictions of cash position, provided, that, this clause (e) shall not prevent a determination that any change, event, state of facts, development or occurrence underlying such failure has resulted in a GF Material Adverse Effect; provided, however, that if a change or effect related to clauses (b) through (d) disproportionately adversely affects GF, compared to similarly situated special purpose acquisition companies, then such disproportionate impact may be taken into account in determining whether a GF Material Adverse Effect has occurred, but only to the extent of the incremental disproportionate effect on GF, relative to similarly situated special purpose acquisition companies.

“GF Private Placement Warrants” shall mean the warrants sold by GF to the Sponsor in connection with GF’s initial public offering that entitle the Sponsor to purchase GF Class A Common Shares at an exercise price of $11.50 per share.

“GF Public Warrants” shall mean the warrants sold to the public by GF as part of GF’s initial public offering (whether purchased in such offering or thereafter in the public market) that entitle the holder thereof to purchase GF Class A Common Shares at an exercise price of $11.50 per share.

“GF Shares” shall mean the GF Class A Common Shares and the GF Class B Common Shares.

“GF Stockholder” shall mean a holder of GF Shares.

“GF Stockholder Approval” shall mean the vote of the holders of GF Shares required to approve the GF Transaction Proposals, as determined in accordance with Applicable Legal Requirements and GF’s Organizational Documents.

“GF Transaction Costs” shall mean, as of any determination time, the aggregate amount of all out-of-pocket fees, commissions, costs, finder’s fees, expenses and other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, GF in connection with the negotiation, preparation or execution of this Agreement or the other Transaction Agreements, the consummation of the Transactions or the consummation of GF’s initial public offering, including (a) any Unpaid GF Liabilities (including the repayment of Working Capital Loans), (b) the fees and expenses of outside legal counsel, accountants, brokers, investment bankers, consultants, or other agents or service providers of GF, and (c) any other fees, filing fees, Transfer Taxes, expenses, commissions or other amounts that are expressly allocated to GF pursuant to this Agreement or any other Transaction Agreements, in each case, whether paid or unpaid prior to the Closing.

“GF Transaction Proposals” shall mean (a) the adoption of this Agreement and approval of the Transactions, including the authorization of the Merger; (b) the adoption and approval of each other proposal reasonably agreed to by GF and the Company as necessary or appropriate in connection with the consummation of the Transactions (including any proposal to alter the authorized share capital of GF to match the authorized share capital of Merger Sub); and (c) the adoption and approval of a proposal for the adjournment of the GF Stockholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“GF Units” shall mean equity securities of GF each consisting of one GF Class A Common Share and one-half (1/2) of one GF Public Warrant.

“GF Warrants” shall mean the GF Public Warrants and the GF Private Placement Warrants.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory, taxing or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

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“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries, which shall include GF following the Closing.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Indebtedness” shall mean any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Intellectual Property” shall mean all intellectual property (and rights therein and thereto) in any jurisdiction throughout the world including: (a) all inventions (whether or not patentable), invention disclosures, certificates of invention, all improvements thereto, patents, utility models, industrial designs and all applications for any of the forgoing, including all provisionals, substitutions, divisionals, continuations, continuations-in-part, reissuances, renewals, extensions, reexaminations, or the like and any foreign equivalents of the foregoing (collectively, “Patents”); (b) all trademarks, service marks, certification marks, brand names, trade dress rights, logos, slogans, corporate names, business names and trade names, and other source or business identifiers, indicia of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all copyrights, copyrights works, works of authorship (whether or not copyrightable), literary works, rights in Software, design rights, masked works, pictorial and graphic works, reversions and moral rights, along with all applications, registrations and any renewals and extensions thereof (collectively, “Copyrights”); (d) all internet domain names, and social media usernames, handles and accounts, (collectively, “Domain Names”); (e) all trade secrets, know-how, technology, discoveries and improvements, proprietary rights, formulae, confidential information, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, technical information, source code, techniques, ideas, research, data analytics, designs, drawings, specifications, procedures, processes, models, algorithms, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) data, databases and data collections; and (g) all legal rights arising from items (a) through (f), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests.

“intentional fraud” shall mean, with respect to a Party to this Agreement, an actual and willful fraud with respect to the making of the representations and warranties pursuant to Article III or Article IV (as applicable), provided, that, such actual and intentional fraud of such Party shall only be deemed to exist if the Party making such representation and warranty had actual knowledge (as opposed to imputed or constructive knowledge) that such representation and warranty made by such Party pursuant to, in the case of the Company, Article III as qualified by the Company Disclosure Letter, or, in the case of GF, Article IV, was actually breached when made, with the express intention that the other Party to this Agreement rely thereon to its detriment, and such other Party did in fact rely on such representation or warranty and was damaged thereby.

“Intervening Event” shall mean any material fact, circumstance, occurrence, event, development, change or condition or combination thereof that (a) was not known and was not reasonably foreseeable to GF or the GF Board as of the date of this Agreement and that becomes known to GF or the GF Board prior to the GF Stockholder Meeting; and (b) does not relate to any Business Combination Proposal; provided, however, that (i) any change in the price or trading volume of GF Class A Common Shares shall not be taken into account for

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purposes of determining whether an Intervening Event has occurred; (ii) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business, results of operations or financial condition of any of the Group Companies constitute an Intervening Event unless such event, fact, circumstance or development constitutes a Company Material Adverse Effect (and for the avoidance of doubt, any fact, circumstance, occurrence, event, development, change or condition or combination thereof excluded from the definition of Company Material Adverse Effect shall not constitute an Intervening Event); and (iii) any Group Company meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether an Intervening Event has occurred (provided that the underlying factors may be taken into account).

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended.

“IP Contract” shall mean any Contract pursuant to which any Group Company (a) grants to a third Person any license, immunity or other right in or to any material Company-Owned IP or (b) is granted by a third Person a license, immunity or other right in to any Intellectual Property that is material to the business of any Group Company; except in each of the foregoing cases any Contract for: (i) Open Source Software, (ii) any uncustomized third party Software that is generally commercially available to the public on standard terms with an aggregate annual license and maintenance fees of less than $250,000, (iii) non-exclusive rights to Intellectual Property incidental to or implied by the sale or purchase of goods or services, in each case of and entered into in the ordinary course of business, and (iv) Intellectual Property developed by an employee or independent contractor engaged by such Group Company on the Company’s standard form agreement made available to GF or other agreement with substantially similar terms relating thereto.

“IPO Prospectus” shall mean the final prospectus of GF, dated as of December 22, 2020, and filed with the SEC on December 21, 2020 (File No. 333-251058).

“JOBS Act” shall mean the Jumpstart Our Business Startups Act of 2012.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, following reasonable inquiry, of: (a) with respect to the Company or Merger Sub, the individuals listed on Section 1.01 of the Company Disclosure Letter; and (b) with respect to GF, the individuals listed on Section 1.01 of the GF Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding, in each case, by or before a Governmental Entity ( in each case, whether civil, criminal or administrative or at law or in equity).

“Liability” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Applicable Legal Requirement, Legal Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, option, right of first offer, right of first refusal, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Non-Common Equity Financing” shall mean any Potential Financing that is not a Common Equity Financing.

“NYSE” shall mean the New York Stock Exchange.

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“Open Source Software” shall mean any Software that is licensed pursuant to (a) any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (b) any license to Software that is considered “free” or “open source software” by the Open Source Initiative or the Free Software Foundation; or (c) any Reciprocal License, in each case whether or not source code is available or included in such license.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Organizational Documents” shall mean, with respect to any Person that is not an individual, the articles or certificate of incorporation or organization, trade registry certificate (faaliyet belgesi), articles of association, bylaws, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement and other similar organizational documents of such Person.

“Permitted Lien” shall mean: (a) Liens for (i) Taxes not yet delinquent or (ii) Taxes that are being contested in good faith and for which appropriate reserves have been established in accordance with IFRS; (b) statutory and contractual Liens of landlords with respect to Leased Real Property that do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected real property leased by any of the Group Companies; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) that are not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of real property, zoning, building code, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) Liens on the interests of any landlord or sublandlord with respect to any real property leased by any Group Company; (f) Liens securing the Indebtedness of any of the Group Companies set forth on Section 3.16(a)(ii) of the Company Disclosure Letter; (g) in the case of Intellectual Property, third party non-exclusive license agreements entered into in the ordinary course; (h) Liens incurred in connection with capital lease obligations of any of the Group Companies; (i) non-exclusive licenses granted to customers, suppliers, distributors, or vendors under Company-Owned IP in the ordinary course of business; and (j) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record or that would be shown in an accurate survey or a physical inspection of any real property, in each case, that do not materially interfere with the present use of, or materially detract from the value of, the assets of the Group Companies, taken as a whole.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Per Share Company Value” shall mean the quotient obtained by dividing (a) the Company Value by (b) the Fully-Diluted Company Share Amount.

“Personal Data” shall mean any information relating to an identified or identifiable individual person, household or device, including any information in any form that can be used, alone or in combination with other personal or identifying information, to identify an individual person, household or device.

“Reciprocal License” shall mean a license of an item of Software that requires or that conditions any rights granted in such license upon (a) the disclosure, distribution or licensing of any Software constituting Company-Owned IP to a third Person; (b) a requirement that any disclosure, distribution or licensing of any Software

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FINAL FORM

constituting Company-Owned IP to a third Person be at no charge; (c) a requirement that any other licensee of Software constituting Company-Owned IP be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such Software constituting Company-Owned IP; (d) a requirement that such Software constituting Company-Owned IP be redistributable by other licensees; or (e) the grant of any patent rights constituting Company-Owned IP (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Redemption Rights” shall mean the redemption rights provided for in the GF Organizational Documents.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Subsidiaries, Representatives, and each of their respective successors and assigns.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” shall mean any employee, officer, director, individual independent contractor or individual consultant of the Company or any Company Subsidiary.

“Shareholder Loan” shall mean the loan issued by the Company to the Company Majority Shareholder pursuant to an intercompany loan agreement to be executed between those parties.

“Software” shall mean all computer software, applications, and programs, including software compilations, development tools, compilers, files, scripts, manuals, design notes, programmers’ notes, architecture, application programming interfaces, mobile applications, algorithms, user interfaces, menus, buttons, icons, and documentation related thereto or associated therewith as well as any foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof, in each case, whether in source code, object code or human readable form.

“Solinair” shall mean SOLINAIR – Letasko podjetje, d.o.o Secovlje.

“Solinair Investment Amount” shall mean the total value of any investment by the Company or its Subsidiaries in Solinair set forth in the latest monthly available balance sheet of the Company as of the Closing Date as accounted in accordance with the equity method.

“Split Factor” shall mean the quotient obtained by dividing (a) the Per Share Company Value by (b) $10.00.

“Sponsor” shall mean Golden Falcon Sponsor Group, LLC, a Delaware limited liability company.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

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FINAL FORM

“Tax” or “Taxes” shall mean: any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, capital gains, capital stock, windfall profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, severance, social security (including national health insurance), payroll, recapture, net worth, employment, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, fees, levies and other similar charges, in each case, imposed by a Governmental Entity in the nature of tax, together with any interest, penalties, and additions to tax imposed by a Governmental Entity with respect to any such amounts.

“Tax Return” shall mean any return, declaration, report, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Transaction Agreements” shall mean this Agreement, the Registration Rights and Lock-Up Agreement, the Confidentiality Agreement, the Articles Amendment, the Sponsor Support Agreement, the Shareholder Statement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Costs” shall mean the combined amount of the GF Transaction Costs plus the Company Transaction Costs.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement and the Transaction Agreements, including the Merger, the Pre-Closing Reorganization, and the Stock Split.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Turkish Commercial Code” shall mean the Turkish Commercial Code, numbered 6102.

“Turkish Enforcement and Insolvency Act” shall mean the Enforcement and Bankruptcy Act, numbered 2004.

“Turkish Labor Act” shall mean the Labor Act, numbered 4857.

“Unpaid GF Liabilities” shall mean the outstanding GF Liabilities.

“Warrant Agreement” shall mean the Warrant Agreement, dated as of December 17, 2020, between GF and Continental Stock Transfer & Trust Company, a New York corporation.

“Working Capital Loans” means any loan made to GF by the Sponsor, any affiliate of the Sponsor, or any of GF’s or the Sponsor’s officers or directors for the purpose of financing costs incurred in connection with a Business Combination (as such term is defined in Article II of GF Certificate of Incorporation).

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EXHIBIT A

Form of Articles Amendment

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THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF MNG HAVAYOLLARI VE TAŞIMACILIK ANONİM ŞİRKETİ

INCORPORATION

Article 1

A joint-stock company has been incorporated by the by the founders, whose names, surnames, nationalities, and addresses are provided below, in accordance with provisions of the Turkish Commercial Code concerning the instantaneous incorporation of joint-stock companies.

NO.	NAME AND SURNAME-TITLE OF THE FOUNDER	RESIDENTIAL ADDRESS	NATIONALITY
1	MNG Holding A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

2	Günal İnşaat Ticaret ve Sanayi A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

3	Mapa İnşaat ve Ticaret A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

4	Ayşegül ÖZKAPLAN	Portakal Çiçeği Sok. No:46/5 Çankaya/ANKARA	REPUBLIC OF TURKEY

5	Doğan AYAN	Bardacık Sok No:92/7 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

6	Ahmet Serdar ÖZKAZANÇ	Çayhane Sok. No:25/2 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY

7	Hasan Tayyar ARICA	Manolya Sok. No:5/7 Dikmen/ANKARA	REPUBLIC OF TURKEY

TRADE NAME OF THE COMPANY

Article 2

The trade name of the Company is “MNG Havayolları ve Taşımacılık Anonim Şirketi”.

PURPOSE AND FIELD OF ACTIVITY OF THE COMPANY

Article 3

The Company was established for the purpose of special scheduled and/or charter passenger, tourist, worker and cargo aircraft transportation within Turkey and/or between Turkey and foreign countries or two foreign countries. The company may engage in all kinds of ancillary and auxiliary activities and may operate in the following business scopes in order to realize its field of activity.

a) The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad related to aircrafts and their operation and/or lease the same. The Company may directly operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes on a special scheduled basis and/or on a charter basis. The Company may carry passengers, tourists, workers and bulk (cargo) or rent these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

b) The Company may carry out import, export and transit transportation transactions related to its purpose and field of activity.

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c) The Company may open and operate general and private warehouses where imported and exported goods are placed under customs supervision. The Company may open storehouses and warehouses. The Company may purchase and lease land, sea and air vehicles for these works. The Company may install, lease and operate fuel stations, maintenance and repair shops for these vehicles.

d) The Company may establish warehouses for the preservation of foodstuffs and establish and operate cold stores.

e) The Company may open and operate a warehouse for the storage of valuable items.

f) The Company may provide logistics services such as picking up a product from the factory where it is manufactured, transportation, customs clearance, storage and delivery to the purchaser.

g) The Company may provide Air Taxi Transportation operations and services. The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad necessary for air taxi transportation and/or lease the same. The Company may operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes. The Company may lease these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

h) The Company may provide ground operation services such as loading and unloading company aircraft at airports.

i) The Company may provide intermediary services in the purchase, sale and rental of spare parts and components related to aircraft.

j) The Company may open branch offices, agencies, representation offices, offices, maintenance stations, passenger and freight transportation and services, and ground operation services for domestic and foreign companies, in relation to its purpose and field of activity. The Company may provide all kinds of ground operation services for domestic and foreign airlines and may establish and operate fuel supply services, or have Turkish and foreign companies perform these works with private agreements. The company may undertake such services of other domestic and foreign companies operating in its own field of activity through agreements.

k) The company May establish new companies related to its field of activity or indirectly benefiting its field of activity. The company may participate in established domestic or foreign companies, acquire stocks and partnership shares, and perform transfer and merger transactions with companies operating in its own field of activity. The Company may sell, transfer and pledge the securities it owns or pledge such securities as collateral in various ways.

l) The Company may purchase movables, real estate and all kinds of goods in order to achieve its purpose and field of activity. The Company may carry out all kinds of transactions on its real estate. The Company may sell them to real or legal persons, exchange them, rent them partially or completely, operate, unite, allocate and distribute them. The Company may perform all kinds of corrections due to changes (such as demolition, construction) on real estate. The Company may establish construction servitude and condominium. The Company may convert the construction servitude into condominium ownership. The Company may carry out all kinds of transactions related to them (such as issuing lists, preparing management plans, determining land shares) and may issue and register all kinds of documents that may be requested by the Land Registry Offices. The Company may establish a mortgage, especially the real rights, on the real property belonging to the Company or third parties for the debts of the Company or third parties, and revoke the mortgage. The Company may establish a commercial enterprise pledge on the securities belonging to the Company. The Company may also be a guarantor for the debts of the Company or third parties and may accept the surety of third parties and receive mortgages and all kinds of guarantees for its receivables.

m) The Company may obtain concessions, permits, patents and/or patent rights and licenses related to its field of activity. The Company may own all kinds of intangible rights such as brands, models, pictures. The

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Company may execute know-how, technical assistance, repair and maintenance agreements with foreign companies, and may employ foreign employees.

n) The Company may obtain and borrow all kinds of loans in short, medium and long terms from banks and similar organizations.

o) The Company may open all kinds of private education institutions related to its field of activity.

p) Except for the aforementioned business scopes, the Company may enter into other works that may be deemed beneficial and necessary in order to achieve the purpose and field of activity of the Company in the future, upon the proposal of the Board of Directors and the resolution of the General Assembly.

HEADQUARTERS AND BRANCH OFFICES OF THE COMPANY

Article 4

The registered office of the Company is in İstanbul. Address: WOW Convention Center İDTM 34149 Yeşilköy- Bakırköy/İSTANBUL. For the change of the address, the new address is registered at the trade registry and announced at the Turkish Trade Registry Gazette. It is also notified to the Ministry of Industry and Trade. For the Company that fails to register its new address after leaving the registered and announced address, this situation would be deemed as a reason for termination. The Company may open branches in Turkey and abroad, provided that it notifies the Ministry of Industry and Trade.

DURATION OF THE COMPANY

Article 5

The duration of the Company is indefinite from the date of registration and announcement. This duration may be shortened by obtaining permission from the Ministry of Industry and Trade and by amending the Articles of Association.

CAPITAL AND SHARES

Article 6

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code and switched to the registered capital system with the permission of the Directorate General of Domestic Trade of the Ministry of Commerce dated [●] and numbered [●]. The ceiling of the registered capital of the Company is TRY 197,500,000 (one hundred ninety-seven million five hundred thousand Turkish Liras) and is divided into [●] ([●]) registered shares, each with a nominal value of TRY [●] ([●]). The authorization for the ceiling of registered capital permission given by the Ministry of Commerce shall be valid for the years 2022 through 2027 (5 years). If the permitted registered capital ceiling is not reached by such date (at the end of the year 2027), in order for the board of directors to pass a resolution for capital increase after the end of 2027, articles of association shall be amended in the general assembly in order to authorized the board of directors for a new term which shall not exceed 5 (five) years. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

The allocation of the issued capital of the Company between the shareholders of the Company is as follows:

Shareholder	Share Group	Number of Shares	Amount of Shares (TL)	Shareholding Percentage (%)
Günal İnşaat Anonim Şirketi	A	[●]	7,468,000.00	18.91
Mapa İnşaat ve Ticaret Anonim Şirketi	A	[●]	29,328,013.00	74.25
Mehmet Nazif Günal	A	[●]	1,303,987.00	3.30
MNG Holding Anonim Şirketi	A	[●]	215,000.00	0.54
Ali Sedat Özkazanç	B	[●]	1,185,000.00	3.00
TOTAL		[●]	39,500,000.00	100

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The issued share capital of the Company is TRY 39,500,000 (thirty-nine million five hundred thousand Turkish Liras) and has been fully paid without collusion. The Company’s capital may be increased or decreased whenever necessitated as per the provisions of the Turkish Commercial Code.

The Board of Directors is authorized, at times it deems required, to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, provided that the registered capital ceiling is not exceeded, and restriction of shareholders’ right to acquire new shares, in accordance with the provisions of the Turkish Commercial Code. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders.

Following the capital increase as per the provisions of this article, the new version of the article regarding the Company’s capital of the articles of association showing the issued capital shall be registered with the Trade Registry by the Board of Directors and announced in the Turkish Trade Registry Gazette. Capital increases announced in the Turkish Trade Registry Gazette shall also be published on the Company website.

Since the nominal value of each share representing the capital of the Company has been changed from TRY 1.00 (one Turkish Lira) to TRY [●], the share certificates held by the shareholders of the Company shall be recalled from the shareholders and replaced with the share certificates representing the same amount of shares as changed by the resolution of the Board of Directors. Share certificates whose nominal value is not changed shall continue to be valid.

Except for (i) the legal or arbitrary share transfers to be made by the shareholder who owns A Group Shares to his or her first or second degree relatives; or (ii) share transfers whereby A Group Shares are transferred to a domestic or overseas legal entity whose management is controlled by the immediate blood relatives or second degree relatives of the shareholder who owns A Group Shares, in the event that any of the A Group Shares are transferred to a third party the privileges on such shares shall automatically terminate and such shares shall be deemed to have been automatically converted into B Group Shares as of the date of such share transfer

SHARE CERTIFICATES

Article 7

All the share certificates of the Company shall be issued as nominative share certificates.

Share certificates can be printed as various denominations.

BOARD OF DIRECTORS, its DURATION and BOARD MEETINGS

Article 8

The business and management of the Company shall be carried out by a Board of Directors consisting of 9 (nine) members to be elected by the General Assembly within the framework of the provisions of the Turkish Commercial Code and these articles of association. 5 (five) members shall be elected by the General Assembly from among the nominees nominated by the majority of the shareholders holding A Group Shares.

3 (three) members of the Board of Directors shall be elected as independent board members. Regarding the necessary requirements to be fulfilled by the independent board members, maximum compliance will be ensured with the terms and provisions in the corporate governance principles of the Capital Markets Board.

If a legal entity is elected as a member of the board of directors, one real person determined by the legal entity shall be registered and announced on behalf of the legal entity together with such legal entity; in addition, the registration and announcement shall be immediately announced on the Company’s website. Only such registered person may attend and vote in the meetings on behalf of the legal entity.

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In the event that a board membership becomes vacant for any reason or if the independent board member ceases to be independent, the board of directors shall temporarily appoint a person possessing the legal requirements and submit the same to the approval of the first general assembly in line with the provisions of the Turkish Commercial Code and capital markets legislation. The temporary member to be elected by the board of directors shall be determined in accordance with the allocation of the members mentioned in the first paragraph of this Article. Member so appointed shall serve until the general assembly meeting that such member is submitted for approval and if approved, complete the term of office of his predecessor.

Each year, the chairman and the vice chairman to act as the chairman’s proxy when he is absent shall be elected from amongst the nominees to be nominated by the majority of the shareholders holding A Group Shares.

The board of directors shall establish Audit Committee, Risk Committee and Corporate Governance Committee. Composition, duties and working principles of such committees shall be governed by the Turkish Commercial Code, the Capital Markets Law and the relevant legislation as well as such committees’ relationships with the Board shall be governed by the provisions of the relevant legislation.

Board members are appointed for a maximum term of 3 (three) years. Term of office of each Board member shall terminate upon expiry of its term of office or upon its resignation, loss of legal capacity, death or receipt of the written notice dismissing such member from duty. Unless dismissed, board members who terms of office expires may be re-elected.

If one of the Board members is declared bankrupt or if a Board member’s capacity is restricted or a member ceases to possess the legal requirements necessary for membership or qualifications envisaged in the articles of association, such person’s membership shall automatically terminate without need for any further procedure.

Even if they had been appointed in the articles of association, board members may always be dismissed prior to the expiry of their term of office upon a resolution of the general assembly in case of presence of a relevant item in the agenda or if there is no relevant item in the agenda, in case of presence of a just cause. A legal person who is a Board member may replace the person registered on its behalf, at any time. Members who are dismissed are not entitled to claim compensation.

Meetings of the Board of Directors shall be held at the place and time determined by the Board of Directors at the head office or the Company or any place inside or outside Turkey.

As per provisions of the Turkish Commercial Code, if one of the members does not request a discussion, the board of directors may pass a resolution, provided that written consents or signatures of the sufficient number of board members envisaged in the Turkish Commercial Code and these articles of association are obtained in relation to the proposal of a board member written in the form of a resolution. As a validity condition of the resolution, the same proposal must be made to all Board members. Approvals do not have to be on the same sheet; however all of the sheets bearing the approval signatures must be affixed in the resolution book of the Board of Directors in order for the resolution to be valid.

Persons who are entitled to attend the board meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Communiqué on Assemblies to be Held in Electronic Environment in Commercial Companies Except for Company General Assemblies (the “Communiqué”), the Company may establish an electronic meeting system that will allow the beneficiaries to attend the meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all meetings to be held, it shall be ensured that the beneficiaries can exercise their rights specified in the provisions of the relevant legislation within the framework of the aforementioned Communiqué through the system established in accordance with this provision of the articles of association or the system from which support services shall be obtained.

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Board meetings may not only be conducted entirely in electronic environment but may also be conducted through participation of some members in electronic environment to a meeting where some members are physically present.

THE REPRESENTATION OF THE COMPANY AND TASK DISTRIBUTION OF THE MEMBERS OF THE BOARD OF DIRECTORS

Article 9

The representation of the Company belong to the Board of Directors against others.

The Board of Directors may assign its power of representation to one or more executive member(s) or third parties as directors. Minimum one member of the Board of Directors must have the power of representation. (Article 370 of the Turkish Commercial Code)

The Board of Directors shall issue an internal directive pursuant to Article 367 of the Turkish Commercial Code and may transfer the management partially or completely to one or more members of the Board of Directors or to a third party.

In order the documents to be delivered and agreements to be concluded by the Company to be valid, they shall bear the signature of the authorized signatory of the Company, which shall be appended under the trade name of the Company.

GENERAL ASSEMBLY

Article 10

The General Assemblies are convened regularly and extraordinarily. The ordinary General Assemblies are gathered within 3 months after the end of the financial year of the Company at least once in a year, and the extraordinary General Assemblies gather in circumstances and cases where necessitated by the businesses of the Company.

At the General Assembly Meetings, the voting rights of the shareholders shall be determined by proportioning the total value of the nominal value of the shares that the respective shareholder possesses, to the total value of the Company’s nominal capital. The shareholder may attend the General Assembly meetings personally or send a representative who is or is not a shareholder.

At the General Assembly Meetings, the issues mentioned in article 409 of the Turkish Commercial Code are negotiated and the necessary decisions are made. The quorum for the meetings and the resolutions are subject to the provisions of the Turkish Commercial Code.

The General Assembly may convene at the headquarters or any convenient places.

The beneficiaries who are entitled to attend the general assembly meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Regulation on General Assemblies to be Held in Electronic Environment in Joint Stock Companies, the Company may establish an electronic general assembly system that will allow the beneficiaries to attend the general assembly meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all general assembly meetings to be held, in accordance with this provision of the articles of association, it shall be ensured that the beneficiaries and their representatives can exercise their rights specified in the provisions of the aforementioned Regulation through the established system.

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ANNOUNCEMENTS

Article 11

Announcements of the company shall be made in accordance with the provisions of the fourth paragraph of Article 35 of the Turkish Commercial Code.

The announcements regarding the calling of the General Assembly to the meetings are obligated to be made at least two weeks in advance excluding the days of the meeting in accordance with Article 414 of the Turkish Commercial Code.

ACCOUNTING PERIOD

Article 12

The accounting period of the Company shall start on the first day of January of each year and shall end on the last day of December of the same year. However, for the year that the Company is incorporated, the accounting period shall start on the day on which the company’s establishment was finalized and it shall end on the last day of December of the same year.

DETERMINATION OF PROFIT and DIVIDEND PAYMENTS

Article 13

The net profit of the Company is the balance remaining after all the expenses are deducted from the total income determined at the end of the activity period. a) The general legal reserve of 5% is set aside from the net profit for the period until it reaches twenty percent (20%) of the paid-in capital each year. b) 5% of the remaining amount is distributed to the shareholders as dividend. The General Assembly is authorized to decide to set aside as legal reserves or to distribute partially or completely the amount remaining from the net profit following the deduction of the amounts stated in subparagraphs (a) and (b). The general assembly may distribute advance dividend to shareholders within the framework of the relevant legislation. The provisions of the relevant legislation shall be applied to the calculation and distribution of the advance dividend.

Group A Shares are granted dividend privilege. Accordingly, provided that convertible bonds are issued by the Company, the distributable profit of the Company in the monetary amount corresponding to the higher of the total nominal value of the bonds converted into shares or the total value of the shares subject to conversion on the conversion date within the scope of the convertible bond issues to be made until [●] shall be distributed only to Group A Shareholders. Provided that; Group B Shares shall be deprived of profit and no dividend shall be distributed or paid to Group B Shareholders (including the distribution to be made pursuant to sub-paragraph (b) of the first paragraph of this Article) until the dividend in the monetary amount corresponding to the higher of the total nominal value of the bonds converted into shares is paid to Group A Shareholders or the total value of the shares subject to conversion on the date of conversion within the scope of convertible bond issues to be made until [•]. This privilege granted to the Group A Shareholders shall automatically terminate on the date when the dividend corresponding to the monetary amount higher of the total nominal value of the bonds converted into shares or the total value of the shares subject to conversion on the date of conversion within the scope of the convertible bond issues to be made until [●] is paid to the Group A Shareholders. In any case the privilege granted to Group A Shares shall automatically terminate on [●].

RESERVE FUND

Article 14

The provisions of Articles 519 and 523 of the Turkish Commercial Code are applied to the contingency reserves spared by the Company.

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LEGAL PROVISIONS

Article 15

The provisions of the Turkish Commercial Code shall apply to matters which are included in this Articles of Association.

ISSUANCE OF SECURITIES AND CAPITAL MARKET INSTRUMENTS

Article 16

Provided that the provisions of the Turkish Commercial Code, Capital Markets Law and legislations regarding thereto are complied with, the Company may issue all kinds of capital markets instruments to be sold to real and legal persons in and out of Turkey.

Provided that the provisions of the Capital Markets Law and the applicable capital market legislation regarding thereto are complied with, the Board of Directors of the Company has the authority to issue all kinds of capital markets instruments including bonds, commercial papers, convertible bonds, exchangeable bonds and other capital markets instruments which are deemed as debt instruments.

The board of directors is authorized in relation to determination of issuance and maximum amounts, types, maturities, interests and other requirements as to the issuance and authorization of the management regarding these matters as per the Capital Markets Law.

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EXHIBIT B

Certificate of Merger

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CERTIFICATE OF MERGER

OF

MERLIN MERGER SUB, INC.

WITH AND INTO

GOLDEN FALCON ACQUISITION CORP.

Golden Falcon Acquisition Corp., a corporation duly organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), desiring to merge Merlin Merger Sub, Inc., a corporation duly organized and existing under and by virtue of the laws of the State of Delaware (“Merger Sub” and together with the Corporation, collectively, the “Constituent Corporations”), with and into the Corporation with the Corporation as the surviving corporation (the “Merger”), pursuant to Title 8, Section 251 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

FIRST: The name and state of incorporation of each of the Constituent Corporations to the Merger are as follows:

Name	State of Incorporation
Merlin Merger Sub, Inc.	Delaware
Golden Falcon Acquisition Corp.	Delaware

SECOND: The Business Combination Agreement (the “Business Combination Agreement”), dated as of December 6, 2022, by and among each of the Constituent Corporations, MNG Havayolları ve Taşımacılık A.Ş., a joint stock corporation organized under the laws of Turkey, Merlin HoldCo, LLC, a Delaware limited liability company, Merlin IntermediateCo, LLC, a Delaware limited liability company, and Merlin FinCo, LLC, a Delaware limited liability company, which includes the terms and conditions of the Merger, was approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 251 of the DGCL.

THIRD: The Corporation will continue as the surviving corporation after the Merger (the “Surviving Corporation”) and the name of the Surviving Corporation shall be “Golden Falcon Acquisition Corp.”

FOURTH: Upon the effectiveness of the Merger in accordance with Section 251 of the DGCL and Section 103 of the DGCL, the certificate of incorporation of the Corporation, as in effect immediately prior to the filing of this Certificate of Merger, shall be amended as of the filing of this Certificate of Merger so as to contain the provisions, and only the provisions, contained in Annex A attached hereto, and so amended, shall remain in effect as the certificate of incorporation of the Surviving Corporation until further amended pursuant to the DGCL.

FIFTH: The executed Business Combination Agreement is on file at the offices of the Surviving Corporation at 850 Library Avenue, Suite 204, Newark, Delaware 19711 and a copy thereof will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

SIXTH: This Certificate of Merger, and the Merger, shall become effective at the time this Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the requirements of Section 251 of the DGCL.

***

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IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be executed as of the day ___of ___________.

GOLDEN FALCON ACQUISITION CORP.

By:
Name:[●] Title: [●]

[Signature Page to Certificate of Merger]

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ANNEX A

See attached.

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CERTIFICATE OF INCORPORATION

OF

GOLDEN FALCON ACQUISITION CORP.

I, THE UNDERSIGNED, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of Delaware, as from time to time amended (the “DGCL”), do hereby certify as follows:

FIRST: The name of the Corporation (the “Corporation”) is

GOLDEN FALCON ACQUISITION CORP.

SECOND: The registered office of the Corporation in the State of Delaware is located at [●]. The name of its registered agent in the State of Delaware at such address is [●].

THIRD: The purpose of the Corporation is to engage, directly or indirectly, in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total authorized capital stock of the Corporation shall be 5,000 shares of common stock, $0.01 par value per share.

FIFTH: The name and mailing address of the incorporator is as follows:

Name	Mailing Address

[●]	[●]

SIXTH: The business of the Corporation shall be managed under the direction of the Board of Directors of the Corporation (the “Board of Directors”) except as otherwise provided by law. The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the By-Laws of the Corporation (the “By-Laws”). Election of directors need not be by written ballot unless the By-Laws shall so provide.

SEVENTH: The Board of Directors may make, alter or repeal the By-Laws except as otherwise provided in the By-Laws adopted by the Corporation’s stockholders.

EIGHTH: The directors shall be protected from personal liability, through indemnification or otherwise, to the fullest extent permitted under the DGCL.

1. A director shall under no circumstances have any personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for those breaches and acts or omissions with respect to which the DGCL expressly provides that this provision shall not eliminate or limit such personal liability of directors. Neither the modification or repeal of this paragraph 1 of Article EIGHTH nor any amendment to the DGCL that does not have retroactive application shall limit the right of the directors hereunder to exculpation from personal liability for any act or omission occurring prior to such amendment, modification or repeal.

2. The Corporation shall indemnify each director and officer of the Corporation to the fullest extent permitted by applicable law, except as may be otherwise provided in the By-Laws, and in furtherance hereof the Board of Directors is expressly authorized to amend the By-Laws from time to time to give full effect hereto,

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notwithstanding possible self-interest of the directors in the action being taken. Neither the modification or repeal of this paragraph 2 of Article EIGHTH nor any amendment to the DGCL that does not have retroactive application shall limit the right of the directors and the officers to indemnification hereunder with respect to any act or omission occurring prior to such modification, amendment or repeal.

3. Expenses incurred by any person who may have a right of indemnification under this Article EIGHTH in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred herein upon the Corporation’s stockholders, directors and officers are granted subject to this reservation.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-Laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

***

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IN WITNESS WHEREOF, I have hereunto set my hand this [●] day of [●].

By:
Name:
Title:

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Annex A-2

AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made and entered into as of February 14, 2023, by and among MNG Havayolları ve Taşımacılık A.Ş., a joint stock corporation organized under the laws of Turkey (the “Company”), Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of the Company (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of HoldCo (“FinCo”), Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of IntermediateCo (“Merger Sub”), and Golden Falcon Acquisition Corp., a Delaware corporation (“GF”). Each of the Company, HoldCo, IntermediateCo, FinCo, GF, and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company, HoldCo, IntermediateCo, FinCo, Merger Sub, and GF previously entered into that certain Business Combination Agreement dated December 6, 2022 (the “Business Combination Agreement”);

WHEREAS, Section 10.12 of the Business Combination Agreement provides that the Business Combination Agreement may be amended by execution of an instrument in writing signed on behalf of each of the parties to the Business Combination Agreement; and

WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth in this Amendment.

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

1.	Recitals. The ninth recital of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, at the Effective Time, each share of Class B common stock, par value $0.0001 per share, of GF (“GF Class B Common Shares”) shall be automatically converted into one (1) share of Class A common stock, par value $0.0001 per share, of GF (“GF Class A Common Shares”) in accordance with the terms of the GF Certificate of Incorporation (such automatic conversion, the “GF Class B Conversion”) and, after giving effect to such automatic conversion at the Effective Time, as a result of the Merger, each (a) issued and outstanding GF Class A Common Share shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive one Company ADS (and the Company Ordinary Share represented thereby); and (b) each outstanding GF Warrant shall automatically become a Company Warrant and all rights with respect to GF Class A Common Shares underlying the GF Warrants shall be automatically converted into rights to purchase Company ADSs (and the Company Ordinary Shares represented thereby) and thereupon assumed by the Company;”

2.	Section 1.02(d). Section 1.02(d) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“No later than the fifth (5th) Business Day prior to the Closing Date, GF shall deliver to the Company a schedule (the “Payment Spreadsheet”) setting forth, in each case on an aggregate basis, (i) GF’s good faith calculation of the Merger Consideration, (ii) the allocation of the Merger Consideration among GF Stockholders, (iii) the number of GF Warrants that are outstanding and unexercised, and the allocation of Company Warrants among the holders thereof, and (iv) the number of Company Ordinary Shares that shall be issuable upon exercise of such Company Warrants. As promptly as practicable

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following GF’s delivery of the Payment Spreadsheet, the Parties shall work together in good faith to finalize the calculation of the Merger Consideration and the Payment Spreadsheet. The allocation of the Merger Consideration, including the Company Warrants, set forth in the Payment Spreadsheet shall, to the fullest extent permitted by Applicable Legal Requirements, be final and binding on all Parties and shall be used by the Company for purposes of issuing the Merger Consideration to GF Stockholders, and conversion of the GF Warrants into Company Warrants, in each case pursuant to this Article I, absent manifest error. In issuing the Merger Consideration and converting the GF Warrants into Company Warrants pursuant to this Article I, the Company and Merger Sub shall, to the fullest extent permitted by Applicable Legal Requirements, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error.”

3.	Section 2.08(d). Section 2.08(d) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“GF Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of an GF Warrant, each GF Warrant that is issued and outstanding immediately prior to the Effective Time shall automatically and irrevocably be converted into the right to receive one (1) Company Warrant exercisable for Company ADSs (and the Company Ordinary Share represented thereby) in accordance with its terms. From and after the Effective Time, the holders of GF Warrants prior to the Effective Time shall cease to have any rights with respect to such warrants as provided for herein or by Applicable Legal Requirements.”

4.	Section 2.09. Section 2.09 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Establishment of ADR Facility; Distribution of Company ADSs. (a) Prior to the Closing, the Company shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with a reputable bank reasonably acceptable to GF (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing the Company ADSs including entering into a customary deposit agreement with the Depositary Bank (the “Deposit Agreement”), in form and substance reasonably acceptable to GF, establishing the ADR Facility, to be effective as of the Effective Time, and filing with the SEC a registration statement on Form-6 relating to the registration under the Securities Act for the issuance of the Company ADSs.

(b) Prior to the Effective Time, the Company shall designate a U.S. bank or trust company reasonably acceptable to GF to act as agent of the Company for the purposes of distributing the Company ADSs (the “Company ADS Agent”). At or concurrently with the Effective Time, the Company shall (i) allot and issue, or cause to be allotted and issued, to the Depositary Bank a number of Company Ordinary Shares equal to the aggregate number of Company ADSs to be issued to the holders of GF Class A Common Shares pursuant to this Article II (the “Company ADS Recipients”), and (ii) deposit or cause to be deposited with the Company ADS Agent the uncertificated book-entries of Company Ordinary Shares representing the aggregate number of such Company ADSs for the benefit of the Company ADS Recipients, for exchange in accordance with this Article II, and the Depositary Bank shall be authorized to issue the Company ADSs representing such Company Ordinary Shares in accordance with this Agreement. The Company ADS Agent shall distribute the Company ADSs to either the Exchange Agent or the Company ADS Recipients as directed by the Company, in accordance with this Section 2.09 and the Deposit Agreement.

(c) The Company ADS Agent shall not be entitled to vote or exercise any rights of ownership with respect to Company Ordinary Shares held by it from time to time hereunder, except that, with respect to Company Ordinary Shares, it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Company ADS holders entitled thereto.”

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5.	Section 2.10. Section 2.10 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(a) Prior to the Closing Date, the Company shall appoint a Person authorized to act as exchange agent in connection with the Transactions, which Person shall be reasonably acceptable to GF (the “Exchange Agent”), and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to GF (the “Exchange Agent Agreement”) for the purpose of exchanging GF Class A Common Shares for Company ADSs pursuant to Section 2.08(b). As of the Effective Time, the Company shall deposit (or cause to be deposited) with the Exchange Agent, for exchange in accordance with this Section 2.10 through the Exchange Agent, Company ADSs issued pursuant to Section 2.08(b).

(b) Each holder of record of a book-entry share (“Book-Entry Share”), which immediately prior to the Effective Time represented outstanding GF Class A Common Shares that were converted pursuant to Section 2.08(b) into the right to receive the Merger Consideration shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive in exchange therefor, the Merger Consideration for each GF Class A Common Share formerly represented by such Book-Entry Share, and such Book-Entry Share shall be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, GF or the Surviving Company.”

6.	Section 6.01(a). Section 6.01(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“As promptly as practicable after the date hereof, GF and the Company shall jointly prepare, and the Company shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the (i) Company ADSs (and the Company Ordinary Shares represented thereby after the Stock Split) that constitute the Merger Consideration, and (ii) Company Warrants, which Registration Statement shall also contain a proxy statement of GF (as amended, the “Proxy Statement”) for the purpose of soliciting proxies or votes from GF Stockholders for the matters to be acted upon at a special meeting of stockholders of GF to be called and held for such purpose (the “GF Stockholder Meeting”) and providing the GF Stockholders an opportunity to exercise their Redemption Rights in conjunction with the stockholder vote on the GF Transaction Proposals. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from GF Stockholders to vote in favor of GF Transaction Proposals.”

7.	Section 6.01(e). Section 6.01(e) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Prior to the Closing, the Company shall prepare and use reasonable best efforts to cause the Depositary Bank to file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act for the issuance of the Company ADSs (the “Form F-6”).”

8.	Section 6.08(c). Section 6.08(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“The Company shall use its reasonable best efforts to cause: (i) the Company’s initial listing application with the NYSE in connection with the Transactions to have been approved; (ii) the Company to satisfy all applicable initial listing requirements of the NYSE; and (iii) the Company ADSs and the Company Warrants to be approved for listing on the NYSE (and GF shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.”

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9.	Section 6.19. Section 6.19 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“The Company shall use commercially reasonable efforts to take all actions reasonably necessary to, and GF shall reasonably cooperate with the Company to, cause the board of directors of the Company, immediately after the Effective Time (the “Closing Company Board”) to consist of seven (7) directors, which shall include (i) two (2) directors designated solely by the Sponsor (both of which shall qualify as an “independent director” pursuant to NYSE requirements) and (ii) at least three (3) directors who qualify as “independent directors” pursuant to NYSE requirements in the aggregate. For the avoidance of doubt, the Company hereby agrees that (a) the Company shall not take any action that would interfere with the Sponsor’s right to designate two (2) independent directors to the Closing Company Board, (b) the Sponsor shall have the right to remove a Sponsor-designated director from the Closing Company Board (including any committees thereof), (c) the Sponsor shall have the exclusive right to fill vacancies created by reason of death, removal or resignation of a Sponsor-designated director (including any committees thereof), (d) the Company shall not remove any of the Sponsor-designated directors from the office during their respective three (3) year term, except upon the request of the Sponsor or as set forth in the Articles Amendment or the applicable law, and (e) the Company shall use commercially reasonable efforts to take all actions reasonably necessary to comply and ensure the Company Shareholders and the board of directors of the Company comply with this Section 6.19.”

10.	Section 7.01(d). Section 7.01(d) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“The Company ADSs and Company Warrants to be issued in connection with the Closing shall be approved for listing upon the Closing on the NYSE, subject only to official notice of issuance thereof.”

11.

Schedule A. The defined term “Company AD Warrant” is hereby deleted in its entirety from Section 1 and Section 2 of Schedule A to the Business Combination Agreement. Each of the defined terms “Company AD Warrant Recipient,” “Exercising Warrantholders,” and “Book-Entry Warrant” is hereby deleted in its entirety from Section 1 of Schedule A to the Business Combination Agreement.

12.	Exhibit A (Articles Amendment). The Exhibit A to the Business Combination Agreement (Articles Amendment) is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

13.	No Further Amendment. Except as expressly provided in this Amendment, all of the terms and conditions of the Business Combination Agreement remain unchanged and continue in full force and effect.

14.

No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Business Combination Agreement nor shall it constitute a waiver of any provision of the Business Combination Agreement.

15.

Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party to this Amendment and to the Business Combination Agreement shall be bound by this Amendment.

16.

Governing Law. This Amendment, and any action, suit, dispute, controversy or claim arising out of this Amendment, or the validity, interpretation, breach or termination of this Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to conflict of laws principles.

17.

Entire Agreement; Counterparts. This Amendment, the Business Combination Agreement (as amended by this Amendment) and any other documents and instruments and agreements among the Parties as contemplated by or specifically referred to in the Business Combination Agreement (including the Exhibits and Schedules thereto) constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. This

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Amendment may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties; it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

GOLDEN FALCON ACQUISITION CORP.

By:	/s/ Makram Azar
Name: Title:	Makram Azar CEO

[Signature Page to Amendment to Business Combination Agreement]

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MERLIN HOLDCO, LLC

By:	/s/ Ali Sedat Özkazanç
Name: Title:	Ali Sedat Özkazanç President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Title:	Emre Mazanoğlu Vice President and Secretary

[Signature Page to Amendment to Business Combination Agreement]

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MERLIN INTERMEDIATECO, LLC

By:	/s/ Ali Sedat Özkazanç
Name: Title:	Ali Sedat Özkazanç President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Title:	Emre Mazanoğlu Vice President and Secretary

[Signature Page to Amendment to Business Combination Agreement]

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MERLIN FINCO, LLC

By:	/s/ Ali Sedat Özkazanç
Name: Title:	Ali Sedat Özkazanç President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Title:	Emre Mazanoğlu Vice President and Secretary

[Signature Page to Amendment to Business Combination Agreement]

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MERLIN MERGER SUB, INC.

By:	/s/ Ali Sedat Özkazanç
Name: Title:	Ali Sedat Özkazanç President and Treasurer

By:	/s/ Emre Mazanoğlu
Name: Title:	Emre Mazanoğlu Vice President and Secretary

[Signature Page to Amendment to Business Combination Agreement]

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MNG HAVAYOLLARI VE TAŞIMACILIK A.Ş.

By:	/s/ Murathan Doruk Günal
Name: Title:	Murathan Doruk Günal Chairman of the Board of Directors

[Signature Page to Amendment to Business Combination Agreement]

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EXHIBIT A

Form of Articles Amendment

See attached.

A-2-12

THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF MNG HAVAYOLLARI VE TAŞIMACILIK ANONİM ŞİRKETİ

INCORPORATION

Article 1

A joint-stock company has been incorporated by the founders, whose names, surnames, nationalities, and addresses are provided below, in accordance with provisions of the Turkish Commercial Code concerning the instantaneous incorporation of joint-stock companies.

NO.	NAME AND SURNAME-TITLE OF THE FOUNDER	RESIDENTIAL ADDRESS	NATIONALITY
1	MNG Holding A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
2	Günal İnşaat Ticaret ve Sanayi A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
3	Mapa İnşaat ve Ticaret A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
4	Ayşegül ÖZKAPLAN	Portakal Çiçeği Sok. No:46/5 Çankaya/ANKARA	REPUBLIC OF TURKEY
5	Doğan AYAN	Bardacık Sok No:92/7 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
6	Ahmet Serdar ÖZKAZANÇ	Çayhane Sok. No:25/2 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
7	Hasan Tayyar ARICA	Manolya Sok. No:5/7 Dikmen/ANKARA	REPUBLIC OF TURKEY

TRADE NAME OF THE COMPANY

Article 2

The trade name of the Company is “MNG Havayolları ve Taşımacılık Anonim Şirketi”.

PURPOSE AND FIELD OF ACTIVITY OF THE COMPANY

Article 3

The Company was established for the purpose of special scheduled and/or charter passenger, tourist, worker and cargo aircraft transportation within Turkey and/or between Turkey and foreign countries or two foreign countries. The company may engage in all kinds of ancillary and auxiliary activities and may operate in the following business scopes in order to realize its field of activity.

a) The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad related to aircrafts and their operation and/or lease the same. The Company may directly operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes on a special scheduled basis and/or on a charter basis. The Company may carry passengers, tourists, workers and bulk (cargo) or rent these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

b) The Company may carry out import, export and transit transportation transactions related to its purpose and field of activity.

c) The Company may open and operate general and private warehouses where imported and exported goods are placed under customs supervision. The Company may open storehouses and warehouses. The Company may purchase and lease land, sea and air vehicles for these works. The Company may install, lease and operate fuel stations, maintenance and repair shops for these vehicles.

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d) The Company may establish warehouses for the preservation of foodstuffs and establish and operate cold stores.

e) The Company may open and operate a warehouse for the storage of valuable items.

f) The Company may provide logistics services such as picking up a product from the factory where it is manufactured, transportation, customs clearance, storage and delivery to the purchaser.

g) The Company may provide Air Taxi Transportation operations and services. The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad necessary for air taxi transportation and/or lease the same. The Company may operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes. The Company may lease these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

h) The Company may provide ground operation services such as loading and unloading company aircraft at airports.

i) The Company may provide intermediary services in the purchase, sale and rental of spare parts and components related to aircraft.

j) The Company may open branch offices, agencies, representation offices, offices, maintenance stations, passenger and freight transportation and services, and ground operation services for domestic and foreign companies, in relation to its purpose and field of activity. The Company may provide all kinds of ground operation services for domestic and foreign airlines and may establish and operate fuel supply services, or have Turkish and foreign companies perform these works with private agreements. The company may undertake such services of other domestic and foreign companies operating in its own field of activity through agreements.

k) The company may establish new companies related to its field of activity or indirectly benefiting its field of activity. The company may participate in established domestic or foreign companies, acquire stocks and partnership shares, and perform transfer and merger transactions with companies operating in its own field of activity. The Company may sell, transfer and pledge the securities it owns or pledge such securities as collateral in various ways.

l) The Company may purchase movables, real estate and all kinds of goods in order to achieve its purpose and field of activity. The Company may carry out all kinds of transactions on its real estate. The Company may sell them to real or legal persons, exchange them, rent them partially or completely, operate, unite, allocate and distribute them. The Company may perform all kinds of corrections due to changes (such as demolition, construction) on real estate. The Company may establish construction servitude and condominium. The Company may convert the construction servitude into condominium ownership. The Company may carry out all kinds of transactions related to them (such as issuing lists, preparing management plans, determining land shares) and may issue and register all kinds of documents that may be requested by the Land Registry Offices. The Company may establish a mortgage, especially the real rights, on the real property belonging to the Company or third parties for the debts of the Company or third parties, and revoke the mortgage. The Company may establish a commercial enterprise pledge on the securities belonging to the Company. The Company may also be a guarantor for the debts of the Company or third parties and may accept the surety of third parties and receive mortgages and all kinds of guarantees for its receivables.

m) The Company may obtain concessions, permits, patents and/or patent rights and licenses related to its field of activity. The Company may own all kinds of intangible rights such as brands, models, pictures. The Company may execute know-how, technical assistance, repair and maintenance agreements with foreign companies, and may employ foreign employees.

n) The Company may obtain and borrow all kinds of loans in short, medium and long terms from banks and similar organizations.

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o) The Company may open all kinds of private education institutions related to its field of activity.

p) Except for the aforementioned business scopes, the Company may enter into other works that may be deemed beneficial and necessary in order to achieve the purpose and field of activity of the Company in the future, upon the proposal of the Board of Directors and the resolution of the General Assembly.

HEADQUARTERS AND BRANCH OFFICES OF THE COMPANY

Article 4

The registered office of the Company is in İstanbul. Address: WOW Convention Center İDTM 34149 Yeşilköy- Bakırköy/İSTANBUL. For the change of the address, the new address is registered at the trade registry and announced at the Turkish Trade Registry Gazette. It is also notified to the Ministry of Industry and Trade. For the Company that fails to register its new address after leaving the registered and announced address, this situation would be deemed as a reason for termination. The Company may open branches in Turkey and abroad, provided that it notifies the Ministry of Industry and Trade.

DURATION OF THE COMPANY

Article 5

The duration of the Company is indefinite from the date of registration and announcement. This duration may be shortened by obtaining permission from the Ministry of Industry and Trade and by amending the Articles of Association.

CAPITAL AND SHARES

Article 6

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code and switched to the registered capital system with the permission of the Directorate General of Domestic Trade of the Ministry of Commerce dated [●] and numbered [●]. The ceiling of the registered capital of the Company is TRY 197,500,000 (one hundred ninety-seven million five hundred thousand Turkish Liras) and is divided into [●] ([●]) registered shares, each with a nominal value of TRY [●] ([●]). The authorization for the ceiling of registered capital permission given by the Ministry of Commerce shall be valid for the years 2022 through 2027 (5 years). If the permitted registered capital ceiling is not reached by such date (at the end of the year 2027), in order for the board of directors to pass a resolution for capital increase after the end of 2027, articles of association shall be amended in the general assembly in order to authorize the board of directors for a new term which shall not exceed 5 (five) years. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

The allocation of the issued capital of the Company between the shareholders of the Company is as follows:

Shareholder	Share Group	Number of Shares		Amount of Shares (TL)	Shareholding Percentage (%)
Günal İnşaat Anonim Şirketi	B	[	●]	7,468,000.00	18.91
Mapa İnşaat ve Ticaret Anonim Şirketi	A	[	●]	[X]	[Y]
	B	[	●]	29,328,013.00 –[X]	74.25 –[Y]
Mehmet Nazif Günal	B	[	●]	1,303,987.00	3.30
MNG Holding Anonim Şirketi	B	[	●]	215,000.00	0.54
Ali Sedat Özkazanç	B	[	●]	1,185,000.00	3.00
TOTAL		[	●]	39,500,000.00	100

A-2-15

The issued share capital of the Company is TRY 39,500,000 (thirty-nine million five hundred thousand Turkish Liras) and has been fully paid without collusion. The Company’s capital may be increased or decreased whenever necessitated as per the provisions of the Turkish Commercial Code.

The Board of Directors is authorized, at times it deems required, to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, provided that the registered capital ceiling is not exceeded, and restriction of shareholders’ right to acquire new shares, in accordance with the provisions of the Turkish Commercial Code. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders.

Following the capital increase as per the provisions of this article, the new version of the article regarding the Company’s capital of the articles of association showing the issued capital shall be registered with the Trade Registry by the Board of Directors and announced in the Turkish Trade Registry Gazette. Capital increases announced in the Turkish Trade Registry Gazette shall also be published on the Company website.

Since the nominal value of each share representing the capital of the Company has been changed from TRY 1.00 (one Turkish Lira) to TRY [●], the share certificates held by the shareholders of the Company shall be recalled from the shareholders and replaced with the share certificates representing the same amount of shares as changed by the resolution of the Board of Directors. Share certificates whose nominal value is not changed shall continue to be valid.

Except for (i) the legal or arbitrary share transfers to be made by the shareholder who owns A Group Shares to his or her first or second degree relatives; or (ii) share transfers whereby A Group Shares are transferred to a domestic or overseas legal entity whose management is controlled by the immediate blood relatives or second degree relatives of the shareholder who owns A Group Shares, in the event that any of the A Group Shares are transferred to a third party or listed in any stock exchange, the privileges on such shares shall automatically terminate and such shares shall be deemed to have been automatically converted into B Group Shares as of the date of such share transfer.

SHARE CERTIFICATES

Article 7

All the share certificates of the Company shall be issued as nominative share certificates.

Share certificates can be printed as various denominations.

BOARD OF DIRECTORS, its DURATION and BOARD MEETINGS

Article 8

The business and management of the Company shall be carried out by a Board of Directors consisting of 7 (seven) members to be elected by the General Assembly within the framework of the provisions of the Turkish Commercial Code and these articles of association. 5 (five) members shall be elected by the General Assembly from among the nominees nominated by the majority of the shareholders holding A Group Shares.

3 (three) members of the Board of Directors shall be elected as independent board members. Regarding the necessary requirements to be fulfilled by the independent board members, maximum compliance will be ensured with the terms and provisions in the corporate governance principles of the Capital Markets Board.

If a legal entity is elected as a member of the board of directors, one real person determined by the legal entity shall be registered and announced on behalf of the legal entity together with such legal entity; in addition, the registration and announcement shall be immediately announced on the Company’s website. Only such registered person may attend and vote in the meetings on behalf of the legal entity.

A-2-16

In the event that a board membership becomes vacant for any reason or if the independent board member ceases to be independent, the board of directors shall temporarily appoint a person possessing the legal requirements and submit the same to the approval of the first general assembly in line with the provisions of the Turkish Commercial Code and capital markets legislation. The temporary member to be elected by the board of directors shall be determined in accordance with the allocation of the members mentioned in the first paragraph of this Article. Member so appointed shall serve until the general assembly meeting that such member is submitted for approval and if approved, complete the term of office of his predecessor.

Each year, the chairman and the vice chairman to act as the chairman’s proxy when he is absent shall be elected from amongst the nominees to be nominated by the majority of the shareholders holding A Group Shares.

The board of directors shall establish Audit Committee, Early Detection of Risk Committee and Corporate Governance Committee. Composition, duties and working principles of such committees shall be governed by the Turkish Commercial Code, the Capital Markets Law and the relevant legislation as well as such committees’ relationships with the Board shall be governed by the provisions of the relevant legislation.

Board members are appointed for a maximum term of 3 (three) years. Term of office of each Board member shall terminate upon expiry of its term of office or upon its resignation, loss of legal capacity, death or receipt of the written notice dismissing such member from duty. Unless dismissed, board members whose terms of office expires may be re-elected.

If one of the Board members is declared bankrupt or if a Board member’s capacity is restricted or a member ceases to possess the legal requirements necessary for membership or qualifications envisaged in the articles of association, such person’s membership shall automatically terminate without need for any further procedure.

Even if they had been appointed in the articles of association, board members may always be dismissed prior to the expiry of their term of office upon a resolution of the general assembly in case of presence of a relevant item in the agenda or if there is no relevant item in the agenda, in case of presence of a just cause. A legal person who is a Board member may replace the person registered on its behalf, at any time. Members who are dismissed are not entitled to claim compensation.

Meetings of the Board of Directors shall be held at the place and time determined by the Board of Directors at the head office or the Company or any place inside or outside Turkey.

As per provisions of the Turkish Commercial Code, if one of the members does not request a discussion, the board of directors may pass a resolution, provided that written consents or signatures of the sufficient number of board members envisaged in the Turkish Commercial Code and these articles of association are obtained in relation to the proposal of a board member written in the form of a resolution. As a validity condition of the resolution, the same proposal must be made to all Board members. Approvals do not have to be on the same sheet; however all of the sheets bearing the approval signatures must be affixed in the resolution book of the Board of Directors in order for the resolution to be valid.

Persons who are entitled to attend the board meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Communiqué on Assemblies to be Held in Electronic Environment in Commercial Companies Except for Company General Assemblies (the “Communiqué”), the Company may establish an electronic meeting system that will allow the beneficiaries to attend the meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all meetings to be held, it shall be ensured that the beneficiaries can exercise their rights specified in the provisions of the relevant legislation within the framework of the aforementioned Communiqué through the system established in accordance with this provision of the articles of association or the system from which support services shall be obtained.

A-2-17

Board meetings may not only be conducted entirely in electronic environment but may also be conducted through participation of some members in electronic environment to a meeting where some members are physically present.

THE REPRESENTATION OF THE COMPANY AND TASK DISTRIBUTION OF THE MEMBERS OF THE BOARD OF DIRECTORS

Article 9

The representation of the Company belong to the Board of Directors against others.

The Board of Directors may assign its power of representation to one or more executive member(s) or third parties as directors. Minimum one member of the Board of Directors must have the power of representation. (Article 370 of the Turkish Commercial Code)

The Board of Directors shall issue an internal directive pursuant to Article 367 of the Turkish Commercial Code and may transfer the management partially or completely to one or more members of the Board of Directors or to a third party.

In order for the documents to be delivered and agreements to be concluded by the Company to be valid, they shall bear the signature of the authorized signatory of the Company, which shall be appended under the trade name of the Company.

GENERAL ASSEMBLY

Article 10

The General Assemblies are convened regularly and extraordinarily. The ordinary General Assemblies are gathered within 3 months after the end of the financial year of the Company at least once in a year, and the extraordinary General Assemblies gather in circumstances and cases where necessitated by the businesses of the Company.

At the General Assembly Meetings, the voting rights of the shareholders shall be determined by proportioning the total value of the nominal value of the shares that the respective shareholder possesses, to the total value of the Company’s nominal capital. The shareholder may attend the General Assembly meetings personally or send a representative who is or is not a shareholder.

At the General Assembly Meetings, the issues mentioned in article 409 of the Turkish Commercial Code are negotiated and the necessary decisions are made. The quorum for the meetings and the resolutions are subject to the provisions of the Turkish Commercial Code.

The General Assembly may convene at the headquarters or any convenient places.

The beneficiaries who are entitled to attend the general assembly meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Regulation on General Assemblies to be Held in Electronic Environment in Joint Stock Companies, the Company may establish an electronic general assembly system that will allow the beneficiaries to attend the general assembly meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all general assembly meetings to be held, in accordance with this provision of the articles of association, it shall be ensured that the beneficiaries and their representatives can exercise their rights specified in the provisions of the aforementioned Regulation through the established system.

ANNOUNCEMENTS

Article 11

Announcements of the company shall be made in accordance with the provisions of the fourth paragraph of Article 35 of the Turkish Commercial Code.

A-2-18

The announcements regarding the calling of the General Assembly to the meetings are obligated to be made at least two weeks in advance excluding the days of the meeting in accordance with Article 414 of the Turkish Commercial Code.

ACCOUNTING PERIOD

Article 12

The accounting period of the Company shall start on the first day of January of each year and shall end on the last day of December of the same year. However, for the year that the Company is incorporated, the accounting period shall start on the day on which the company’s establishment was finalized and it shall end on the last day of December of the same year.

DETERMINATION OF PROFIT and DIVIDEND PAYMENTS

Article 13

The net profit of the Company is the balance remaining after all the expenses are deducted from the total income determined at the end of the activity period. a) The general legal reserve of 5% is set aside from the net profit for the period until it reaches twenty percent (20%) of the paid-in capital each year. b) 5% of the remaining amount is distributed to the shareholders as dividend. The General Assembly is authorized to decide to set aside as legal reserves or to distribute partially or completely the amount remaining from the net profit following the deduction of the amounts stated in subparagraphs (a) and (b). The general assembly may distribute advance dividend to shareholders within the framework of the relevant legislation. The provisions of the relevant legislation shall be applied to the calculation and distribution of the advance dividend.

RESERVE FUND

Article 14

The provisions of Articles 519 and 523 of the Turkish Commercial Code are applied to the contingency reserves spared by the Company.

LEGAL PROVISIONS

Article 15

The provisions of the Turkish Commercial Code shall apply to matters which are included in this Articles of Association.

ISSUANCE OF SECURITIES AND CAPITAL MARKET INSTRUMENTS

Article 16

Provided that the provisions of the Turkish Commercial Code, Capital Markets Law and legislations regarding thereto are complied with, the Company may issue all kinds of capital markets instruments to be sold to real and legal persons in and out of Turkey.

Provided that the provisions of the Capital Markets Law and the applicable capital market legislation regarding thereto are complied with, the Board of Directors of the Company has the authority to issue all kinds of capital markets instruments including bonds, commercial papers, convertible bonds, exchangeable bonds and other capital markets instruments which are deemed as debt instruments.

The board of directors is authorized in relation to determination of issuance and maximum amounts, types, maturities, interests and other requirements as to the issuance and authorization of the management regarding these matters as per the Capital Markets Law.

A-2-19

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20 .Indemnification of Directors and Officers

In addition, it is proposed that the registrant enter into indemnification agreements with its directors and officers in connection with the Business Combination pursuant to which MNG will agree to indemnify each such person in connection with threatened, pending or completed actions, suits or proceedings to which such person has been made a party or in which such person becomes involved, to the fullest extent permitted by Turkish law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit	Description

2.1	Business Combination Agreement, dated as of December 6, 2022, by and among the Registrant, Golden Falcon Acquisition Corp., Merlin HoldCo, LLC, Merlin IntermediateCo, LLC, Merlin FinCo, LLC and Merlin Merger Sub, Inc. (included as Annex A-1 to the proxy statement/prospectus).

2.2	Amendment No. 1 to the Business Combination Agreement, dated as February 14, 2023, by and among the Registrant, Golden Falcon Acquisition Corp., Merlin HoldCo, LLC, Merlin IntermediateCo, LLC, Merlin FinCo, LLC and Merlin Merger Sub, Inc. (included as Annex A-2 to the proxy statement/prospectus).

3.1*	Articles of Association of the Registrant.

3.2	Form of Amended and Restated Articles of Association of the Registrant (as they will be in effect at the Closing) (included as Exhibit A to Exhibit 2.2).

3.3	Amended and Restated Certificate of Incorporation of Golden Falcon Acquisition Corp. (Incorporated by reference to an exhibit to the Current Report on Form 8-K of Golden Falcon Acquisition Corp. (File No. 001-39816), filed with the SEC on December 22, 2020).

3.4	Bylaws of Golden Falcon Acquisition Corp. (Incorporated by reference to an exhibit to the Golden Falcon Acquisition Corp. Registration Statement on Form S-1 (File No. 333-251058), filed with the SEC on December 1, 2020).

4.1*	Form of Deposit Agreement among MNG, The Bank of New York Mellon, as Depositary Bank, and the holders and beneficial owners from time to time of the American Depositary Shares issued thereunder.

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1).

4.3	Specimen Warrant Certificate (Incorporated by reference to an exhibit to the Golden Falcon Acquisition Corp. Registration Statement on Form S-1 (File No. 333-251058), filed with the SEC on December 1, 2020).

4.4	Warrant Agreement, dated December 17, 2020, between Golden Falcon Acquisition Corp. and CST, as warrant agent (Incorporated by reference to an exhibit to the Golden Falcon Acquisition Corp. Registration Statement on Form S-1 (File No. 333-251058), filed with the SEC on December 1, 2020).

5.1*	Opinion of Göksu Safi Işık Attorney Partnership as to the validity of the securities registered.

Exhibit	Description

10.1	Sponsor Support Agreement, dated as of December 6, 2022, by and among the Registrant, Golden Falcon Acquisition Corp. and the Sponsor Persons (Incorporated by reference to an exhibit to the Current Report on Form 8-K of Golden Falcon Acquisition Corp. (File No. 001-39816), filed with the SEC on December 12, 2022).

10.2*	Amendment No. 1 to the Sponsor Support Agreement, dated as of February 14, 2023, by and among the Registrant, Golden Falcon Acquisition Corp. and the Sponsor Persons.

10.3	Shareholders Statement, dated as of December 6, 2022, by and among the Registrant, Merlin HoldCo, LLC, Merlin IntermediateCo, LLC, Merlin FinCo, LLC, Merlin Merger Sub, Inc. and Golden Falcon Acquisition Corp., and the shareholders of the Registrant, party thereto. (Incorporated by reference to an exhibit to the Current Report on Form 8-K of Golden Falcon Acquisition Corp. (File No. 001-39816), filed with the SEC on December 12, 2022).

10.4	Registration Rights and Lock-Up Agreement, dated as of December 6, 2022 by and among the Registrant, the stockholders of Golden Falcon Acquisition Corp. and the shareholders of the Registrant parties thereto (Incorporated by reference to an exhibit to the Current Report on Form 8-K of Golden Falcon Acquisition Corp. (File No. 001-39816), filed with the SEC on December 12, 2022.)

10.5*	Amendment No. 1 to the Registration Rights and Lock-Up Agreement, dated as of February 14, 2023, by and among the Registrant, the stockholders of Golden Falcon Acquisition Corp. and the shareholders of the Registrant parties thereto.

10.6*	Form of Director and Officer Indemnification Agreement

10.7*	English translation of the Türk Eximbank General Loan Agreement between Türkiye İhracat Kredi Bankası A.Ş. as the lender and the Registrant as the borrower dated May 11, 2021.

10.8*	Intercompany Loan Agreement

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of KPMG, independent registered public accounting firm for the Registrant.

23.2*	Consent of Marcum LLP, independent registered public accounting firm for Golden Falcon Acquisition Corp.

23.3*	Consent of Göksu Safi Işık Attorney Partnership (included as part of Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page of this registration statement).

99.1*	Form of Preliminary Proxy Card to be used by Golden Falcon Acquisition Corp.

99.2*	Consent of [•] to be named as a director.

99.3	Representation Pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

107*	Calculation of Filing Fee Tables.

*	To be filed by amendment.
#	Indicates management contract or compensatory plan or arrangement.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in İstanbul, Türkiye, on                 , 2023.

MNG Havayolları ve Taşımacılık A.Ş.

By:
Name: Ali Sedat Özkazanç Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [•] his or her true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Ali Sedat Özkazanç	Chief Executive Officer (Principal Executive Officer)	, 2023

Ali Şimşek	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2023

Murathan Doruk Günal	Director	, 2023

Ayhan Yılmaz	Director	, 2023

Aysegül Özkaplan	Director	, 2023

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, this registration statement on Form F-4 has been signed on behalf of the registrant by the undersigned, solely in his capacity as the duly authorized representative of the registrant in the United States, on                 , 2023.

By:
Nehir Yardimci